82-05217



**KUMBA** RESOURCES



**Kumba Resources Limited**
Reg No 2000/011076/06
Roger Dyason Road Pretoria West 0183
P O Box 9229 Pretoria 0001 South Africa
Tel +27 12 307 5000 Fax +27 12 323 3400
Website www.kumbaresources.com

SUPPL

9 October 2006



06017976

Dear Shareholder

The enclosed documentation contains all the details you will require to make an informed decision when voting on the transaction to transform Kumba Resources into two separate, listed companies:

- **Kumba Iron Ore Limited** – a listed iron ore company, with Anglo American plc as the major shareholder
- **Exxaro Resources Limited** – a diversified commodity group focused on coal, mineral sands, base metals and industrial minerals and South Africa's flagship empowerment mining company.

This ground-breaking transaction will release substantial value for shareholders. Supported by substantive analyses, both entities have attractive sustainable investment cases that offer significant opportunities to shareholders.

In addition, given that this transaction significantly exceeds the requirements of South Africa's Mining Charter, we believe its implementation will lead to the conversion of both companies' mineral rights to unlock the full potential of separate project pipelines that are among the best in the mining industry.

We believe that shareholders should vote in favour of all resolutions to be proposed at the general meeting of shareholders.

If the resolutions referred to above are passed, Kumba Iron Ore and Exxaro will be listed on the JSE to optimise value for existing and new shareholders, giving stakeholders two listed companies with strong investment cases – both role models in legislative compliance and governance standards, both responsible custodians of South Africa's mineral resources and both significant contributors to our country's growth and prosperity.

In our view this is one of the most innovative and sustainable corporate transformations developed to date in South Africa. With skilled and committed management teams in place, Kumba Iron Ore and Exxaro will draw on the groundwork laid by Kumba Resources and Eyesizwe Coal in building companies that are South African in their stakeholders, global in their outlook and focused on economic, social and environmental criteria in delivering sustainable prosperity.



dlw 10/31

**Allen Morgan**
*Chairman*



# KUMBA RESOURCES

## Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310
("Kumba" or "the company")



# CIRCULAR TO KUMBA SHAREHOLDERS

**relating to:**

- the implementation of an empowerment transaction;
- the change of name to Exxaro Resources Limited ("Exxaro");
- the sale of a 79,38% interest in Sishen Iron Ore Company (Proprietary) Limited ("SIOC") to Kumba Iron Ore Limited ("Kumba Iron Ore");
- the distribution *in specie* by Kumba of its entire shareholding in Kumba Iron Ore and the listing of Kumba Iron Ore on the JSE Limited;
- the acquisition of Eyesizwe Coal (Proprietary) Limited;
- the acquisition of options over Namakwa Sands and a 26% interest in Black Mountain Mining (Proprietary) Limited (including the Gamsberg project);
- a *pro rata* repurchase of 38 331 012 Exxaro shares;
- a specific issue of 65 334 843 Exxaro shares for cash;
- an option to repurchase 10 000 000 Exxaro shares from Anglo South Africa Capital (Proprietary) Limited through a specific repurchase;
- a conditional mandatory offer to Exxaro shareholders ("mandatory offer");
- the proposed waiver of the mandatory offer;
- the approval of an Exxaro employee empowerment participation scheme;
- the approval of a SIOC employee share participation scheme;
- a specific issue of Exxaro and Kumba Iron Ore shares for cash to the Exxaro and Kumba Iron Ore management share scheme trusts;
- the amendment of the existing Kumba management share scheme trust;
- the approval of Exxaro share incentive plans;
- the approval of Kumba Iron Ore share incentive plans; and
- the amendment of Exxaro's articles of association;

**and including:**

- a notice of general meeting;
- a form of proxy for use by certificated and "own name" dematerialised shareholders only (blue);
- a form of acceptance and surrender in respect of the pro rata repurchase for use by certificated shareholders only (pink);
- a form of acceptance and surrender in respect of the mandatory offer for use by certificated shareholders only (yellow); and
- a form of surrender in respect of the change of name for use by certificated shareholders only (green).

**Date of issue: 9 October 2006**

Merchant bank, debt adviser and transaction sponsor to Kumba


RAND
MERCHANT
BANK
A division of FirstRand Bank Limited

Structuring, financial and debt adviser to Anglo American plc


Deutsche Securities
Member of the Deutsche Bank Group

Corporate law adviser to Kumba



Attorneys to Kumba


DENEYS REITZ
ATTORNEYS

Lead sponsor to Anglo American plc and Kumba


JPMorgan
J.P. Morgan Equities Limited

Financial adviser to Eyabantu


NEDBANK
CAPITAL

Attorneys to Anglo American plc


Webber Wentzel Bowens

Independent financial expert


citigroup
Citigroup Global Markets Limited

Independent technical adviser


Consulting

Reporting accountants


Deloitte.
Deloitte & Touche
Registered Auditors

Facilitators


IDC


bhpbilliton

Financial adviser to IDC


ABSA CAPITAL

Attorneys to IDC


Hofmeyr

Attorneys to the Tiso Consortium


TWB
TUGENDHAFT WAPNICK BANCHETTI
AND PARTNERS

Attorneys to the Eyabantu Consortium and the BEE Women's Group



Kwinana Nyapotse Inc.

Joint advisers to Eyesizwe


PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd


bell dewar hall


schwarznorthinc
ATTORNEYS




Maforah Nkwe Attorneys

**This suite of documents includes:**

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

**Shareholders are encouraged to make use of the toll free Kumba Shareholder Information Line for assistance regarding the contents of this circular to Kumba shareholders**

Kumba Shareholder Information Line

0800 202 361

(or +27 11 870-8222 if you are calling from outside South Africa)

**This service will be in operation from**

**9 October 2006 until 1 December 2006**

(Both dates inclusive)


Computershare

**Please note that your call may be recorded for security purposes**

**This suite of documents includes:**

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

## IMPORTANT INFORMATION

The release, publication or distribution of this circular in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this circular is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This circular does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

The Kumba Iron Ore shares which will be distributed in the unbundling will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

The *pro rata* repurchase and the mandatory offer for Exxaro shares described herein are not being, and will not be, made, directly or indirectly, in or into Canada, the Republic of Ireland, Japan, Australia or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Exxaro and BEE Holdco, as the case may be, will not be permitted to accept, directly or indirectly, any tenders made, in connection with the *pro rata* repurchase or the mandatory offer, in or from any of the foregoing jurisdictions.

The descriptions of the reinvestment option and the suite of instruments contained herein are included for information purposes only and do not constitute an offer of securities for sale. The reinvestment option, if implemented, will not constitute an offer of securities for sale in the US, the UK, Canada, Japan, Australia and the Republic of Ireland or any other jurisdiction outside South Africa in which the offer, sale or delivery of such securities would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Securities may not be offered for sale or sold in the US unless they are registered under the US Securities Act or are exempt from registration. Neither the SEC nor any US state securities commission has approved or disapproved the suite of instruments or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

This circular contains statements about Kumba that are or may be forward looking statements. All statements other than statements of historical facts included in this circular, may be forward looking statements. Any statements preceded or followed by or that include the words "targets", believes", "expects", "intends", "will", "may", "anticipates" or similar expression or the negative thereof are forward looking statements.

Forward looking statements include statements relating to the following:

- future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- business and management strategies and the expansion and growth of Kumba; and
- the effects of Government regulation on Kumba's businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Kumba or any director, employee or agent of Kumba or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Kumba expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# CORPORATE INFORMATION AND ADVISERS

**Company secretary and registered office**

M S Viljoen
Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

**Attorneys**

Deneys Reitz Inc
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
(PO Box 784903, Sandton, 2146)

**Corporate law advisers**

CLS Consulting Services (Proprietary) Limited
(Registration number 1999/014204/07)
Roger Dyason Road
Pretoria West, 0183
(PO Box 21043, Valhalla, 0137)

**Transfer secretaries**

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

**Merchant bank, debt adviser and transaction sponsor**

Rand Merchant Bank, a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Fredman Drive
Sandton, 2196
(PO Box 786273, Sandton, 2146)

**Lead sponsor**

JP Morgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Illovo, 2196
(Private bag X9936, Sandton, 2196)

**Independent expert**

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom

**Reporting accountants**

Deloitte & Touche
Chartered Accountants (SA)
Registered Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

**Independent technical adviser**

Steffen, Robertson and Kirsten Consulting
(South Africa) (Proprietary) Limited
(Registration number 1995/012890/07)
265 Oxford Road
Illovo, 2196
(PO Box 55291, Northland, 2116)

# ACTION REQUIRED BY KUMBA SHAREHOLDERS

**This circular is important and requires your immediate attention. If you are in any doubt as to what action to take, please consult your broker, CSDP, banker, accountant, attorney or other financial adviser.**

**If you have disposed of your Kumba shares, this circular should be handed to the purchaser of such Kumba shares or the broker, CSDP or other agent who disposed of your Kumba shares for you.**

**Please take careful note of the following provisions regarding the action required by Kumba shareholders.**

## 1. VOTING AND ATTENDANCE AT THE GENERAL MEETING

A general meeting of Kumba shareholders will be held at 10:00 on Thursday, 2 November 2006 at the registered office of Kumba to vote on the resolutions set out in the notice of general meeting attached to this circular.

### 1.1 If you have dematerialised your Kumba shares without "own name" registration:

- If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish them with your voting instructions.
- If your CSDP or broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP or broker.
- You must **not** complete the attached form of proxy (blue).
- In accordance with the agreement between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the general meeting in person, or if you wish to send a proxy to represent you at the general meeting and your CSDP or broker will issue the necessary letter of authority or form of proxy for you or your proxy to attend the general meeting.

### 1.2 If you have dematerialised your Kumba shares with "own name" registration:

- You may attend and vote at the general meeting in person.
- Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains, which form must be lodged with or posted to the transfer secretaries to be received by no later than 10:00 on Tuesday, 31 October 2006.

### 1.3 If you have not dematerialised your Kumba shares

- You may attend and vote at the general meeting in person.
- Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains, which form must be lodged with or posted to the transfer secretaries to be received by no later than 10:00 on Tuesday, 31 October 2006.

## 2. THE *PRO RATA* REPURCHASE AND THE MANDATORY OFFER

Kumba has made an offer to all Kumba shareholders to repurchase 38 331 012 Exxaro shares on a *pro rata* basis. Furthermore, in the event that Kumba shareholders do not vote in favour of a waiver of their rights thereto, BEE Holdco will extend a mandatory offer to Kumba shareholders to acquire all their Exxaro shares.

Full details of the *pro rata* repurchase and mandatory offer are contained in paragraphs 7 and 14, respectively, of this circular.

**If you do not wish to participate in the *pro rata* repurchase or to accept the mandatory offer, you do not need to take any action. Should you wish to participate in the *pro rata* repurchase or to accept the mandatory offer, you should take the actions stipulated in paragraphs 2.1 or 2.2 below, as applicable.**

### 2.1 If you have dematerialised your Kumba shares with or without "own name" registration:

- If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish them with your instructions in respect of the *pro rata* repurchase and mandatory offer.
- If your CSDP or broker does not obtain instructions from you, they will be obliged to act in accordance with the instructions contained in the agreement concluded between you and your CSDP or broker.

- You must **not** complete the attached forms of acceptance and surrender (pink for the *pro rata* repurchase and yellow for the mandatory offer).
- **You must not trade in the shares in respect of which the mandatory offer or *pro rata* repurchase has been accepted once you have furnished your instruction to your CSDP or broker.**

**2.2 If you have not dematerialised your Kumba shares:**

Should you wish to accept the *pro rata* repurchase or, to the extent that it is not waived, the mandatory offer, you should complete the relevant attached form of acceptance and surrender (pink for the *pro rata* repurchase and yellow for the mandatory offer) and return it to the transfer secretaries in accordance with the instructions contained therein, which form must be lodged with or posted to the transfer secretaries to be received by no later than 12:00 on Friday, 24 November 2006.

## 3. THE CHANGE OF NAME

**3.1 If you have dematerialised your Kumba shares with or without "own name" registration:**

No further action is required. Subject to the name change being approved by Kumba shareholders and the resolutions relating thereto having been registered by CIPRO, dematerialised Kumba shareholders will have their accounts held with their CSDP or broker updated to reflect the change of name.

**3.2 If you have not dematerialised your Kumba shares:**

- Subject to the name change being approved by Kumba shareholders and the resolutions relating thereto having been registered by CIPRO, certificated Kumba shareholders are required to surrender their Kumba share certificates so that they may be issued with new share certificates reflecting the name change.
- To facilitate the timeous receipt by certificated Kumba shareholders of replacement Exxaro share certificates reflecting the name change, certificated Kumba shareholders who wish to anticipate the implementation of the name change and who do not wish to deal in their existing Kumba shares prior to the name change are requested to surrender their certificates to the transfer secretaries in accordance with the form of surrender (green) attached to this circular.

## 4. APPLICABLE LAWS

The transaction may be affected by the laws of the relevant jurisdictions of non-resident shareholders. Such non-resident shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions. It is the responsibility of any non-resident shareholder to satisfy himself as to the full observation of the laws and regulatory requirements of the relevant jurisdiction in connection with the transaction, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any issue, transfer or other taxes or other requisite payments due to such jurisdiction.

The transaction is governed by the laws of South Africa and is subject to any applicable laws and regulations, including the South African Exchange Control Regulations.

Any shareholder who is in doubt as to their position, including, without limitation, their tax status, should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

## 5. DEMATERIALISATION AND REMATERIALISATION OF KUMBA SHARES

If you wish to dematerialise your Kumba shares, please contact your broker or CSDP. Kumba share certificates may not be dematerialised or rematerialised after Friday, 17 November 2006.

The attention of Kumba shareholders is drawn to the fact that those Kumba shareholders holding Kumba shares in certificated form will receive a Kumba Iron Ore share certificate in respect of their entitlement to Kumba Iron Ore shares and will be required to dematerialise such share certificate to trade their Kumba Iron Ore shares on the JSE.

## IMPORTANT DATES AND TIMES

| | 2006 |
|---|---|
| Circular and notice of general meeting posted to Kumba shareholders on or about | Monday, 9 October |
| Last day for receipt of proxies in respect of the general meeting by 10:00 on | Tuesday, 31 October |
| General meeting of Kumba shareholders at 10:00 on | Thursday, 2 November |
| Results of general meeting released on SENS on | Thursday, 2 November |
| Results of general meeting published in the press on | Friday, 3 November |
| *Pro rata* repurchase opens on | Friday, 3 November |
| Mandatory offer opens **(assuming the whitewash resolution is not approved)** on | Friday, 3 November |
| Transaction expected to become unconditional on or about | Thursday, 9 November |
| Finalisation announcement released on SENS and published in the press on or about | Thursday, 9 November |
| Last day to trade to participate in the unbundling and the *pro rata* repurchase on | Friday, 17 November |
| Last day to trade to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on | Friday, 17 November |
| Kumba Iron Ore shares trade separately on the JSE under the JSE code KIO and ISIN ZAE000085346 on | Monday, 20 November |
| Announcement of apportionment of base cost for CGT purposes on or about | Wednesday, 22 November |
| Last day to trade in Kumba shares prior to the change of name on | Friday, 24 November |
| Record date to participate in the unbundling and the *pro rata* repurchase on | Friday, 24 November |
| *Pro rata* repurchase closes at 12:00 on | Friday, 24 November |
| Record date to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on | Friday, 24 November |
| Mandatory offer closes **(assuming the whitewash resolution is not approved)** at 12:00 on | Friday, 24 November |
| Exxaro shares commence trading under the JSE code EXX and ISIN ZAE00084992 on | Monday, 27 November |
| Kumba Iron Ore share certificates will be posted, by registered post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on | Monday, 27 November |
| Cheques in respect of the *pro rata* repurchase consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on | Tuesday, 28 November |
| **Assuming the whitewash resolution is not approved**, cheques in respect of the mandatory offer consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on | Tuesday, 28 November |
| Record date for the change of name on | Friday, 1 December |
| Exxaro share certificates reflecting the name change, as well as share certificates in respect of shares not repurchased, will be posted by registered post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated on | Monday, 4 December |

**Notes:**

1. Any changes to the above dates and times will be released on SENS and published in the press.
2. All times given in this circular are local times in South Africa.
3. Share certificates in the name of Kumba Resources Limited may not be dematerialised or rematerialised ***after Friday, 17 November 2006.***

## INTERPRETATION AND DEFINITIONS

In this circular and its annexures, unless the context indicates a contrary intention, an expression which denotes any gender includes the other genders, a natural person includes a juristic person and *vice versa*, the singular includes the plural and *vice versa* and the following expressions bear the meanings assigned to them below:

| | |
|---|---|
| "A$" | Australian dollar, the Australian currency; |
| "Act" | Companies Act, No. 61 of 1973, as amended; |
| "ADR" | American Depositary Receipt; |
| "ADS" | American Depositary Share; |
| "Anglo American Group" | Anglo American plc and all of its subsidiaries, whether direct or indirect; |
| "Anglo American plc" | Anglo American plc, registration number 3564138, a public company incorporated in accordance with the laws of England and Wales, all of the ordinary shares of which are listed on the London Stock Exchange (primary listing), the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange; |
| "Anglo Finance" | Anglo American SA Finance Limited, registration number 2003/015144/06, a public company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc, or such other South African Anglo American Group treasury company or companies as may be identified by ASAC; |
| "Anglo Coal" | Anglo Coal, a wholly-owned division of AOL holding Anglo American plc's South African coal assets; |
| "AOL" | Anglo Operations Limited, registration number 1921/006730/06, a public company incorporated in accordance with the laws of South Africa and an indirectly owned subsidiary of Anglo American plc; |
| "articles" | the articles of association; |
| "ASAC repurchase option" | the option granted to Exxaro by ASAC, subject to the whitewash resolution being passed, to repurchase 10 million Exxaro shares from ASAC at the *pro rata* repurchase price; |
| "ASAC" | Anglo South Africa Capital (Proprietary) Limited, registration number 1999/002391/07, a private company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc; |
| "Australia Sands" | Ticor (Proprietary) Limited, formerly Ticor Limited, registration number ABN 009084851, a private company duly incorporated in accordance with the laws of Western Australia and a wholly-owned subsidiary of Exxaro, which was previously listed on the Australian Stock Exchange and which holds 50% of the Tiwest Joint Venture; |
| "Australia Sands acquisition" | the acquisition by Kumba of the equity of the minority shareholders of Australia Sands in November 2005, thus making Kumba the sole shareholder of Australia Sands; |
| "Basadi ba Kopane" | Basadi ba Kopane Investments (Proprietary) Limited, registration number 2005/035712/07, a private company incorporated in accordance with the laws of South Africa; |
| "BEE" | black economic empowerment; |
| "BEE Holdco" | Main Street 333 (Proprietary) Limited, registration number 2005/025692/07, a private company incorporated in accordance with the laws of South Africa, which will hold, following the implementation of the transaction, the interests of the BEE partners and the IDC in Exxaro; |

| | |
|---|---|
| "BEE Holdco ASAC preference shares" | variable rate redeemable preference shares in the capital of BEE Holdco, redeemable in full on the seventh anniversary of the transaction completion date, to be issued to ASAC by BEE Holdco in consideration for the sale by ASAC of 79 717 417 Exxaro shares held by ASAC to BEE Holdco; |
| "BEE Holdco IDC preference shares" | variable rate redeemable preference shares in the capital of BEE Holdco to be issued to the IDC in consideration for the sale by the IDC of a portion of its Exxaro shares to BEE Holdco, as contemplated in paragraph 8 of the mandatory offer to Exxaro shareholders attached hereto; |
| "BEE Holdco ordinary shares" | ordinary shares with a par value of 1 cent each in the share capital of BEE Holdco; |
| "BEE Holdco Relationship Agreement" | the relationship agreement entered into or to be entered into between ASAC, Kumba, BHP Billiton, BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and the IDC, in terms of which BEE Holdco and its shareholders undertake, *inter alia*, that BEE Holdco will remain an HDSA until the final date; |
| "BEE Partners" | collectively, Eyesizwe Mining, the Eyabantu Consortium, the Tiso Consortium and the BEE Women's Group Consortium; |
| "BEE Women's Group Consortium" | the consortium led by SAWIMA, comprising SAWIMA, SAWIMIH, Xiphemu Investments, Malibongwe, Nozala Investments, National Movement of Rural Women and Northern Cape – National Movement of Rural Women; |
| "BEE Women's Group SPV" | Basadi ba Kopane, a special purpose private company which will hold the interests of the members of the BEE Women's Group Consortium in BEE Holdco, and no other assets; |
| "BEE Women's Group SPV preference shares" | preference shares in the share capital of BEE Women's Group SPV to be issued by BEE Women's Group SPV to the IDC in consideration for the sale by the IDC of a portion of its Exxaro shares to BEE Women's Group SPV, as contemplated in paragraph 8 of the mandatory offer to Exxaro shareholders attached hereto; |
| "BHP Billiton" | BHP Billiton SA Holdings Limited, formerly known as Ingwe Coal Corporation Limited, registration number 1896/001356/06, a public company incorporated in accordance with the laws of South Africa and a shareholder in Eyesizwe Coal; |
| "Black Mountain business" | the business conducted as a going concern by AOL as the division styled as 'Black Mountain' and by Black Mountain SPV following the exercise of the Black Mountain option and the implementation of the terms of sale pertaining to Black Mountain in connection with the exploration, development, mining, treatment, production and sale of zinc, lead and copper concentrate and other metals and minerals in concentrate form; |
| "Black Mountain option" | the option granted by AOL to Kumba Base Metals to acquire a 26% interest in Black Mountain SPV; |
| "Black Mountain SPV" | Black Mountain Mining (Proprietary) Limited, registration number 2005/040096/07, a private company incorporated in accordance with the laws of South Africa, which will hold the Black Mountain business pursuant to the exercise of the Black Mountain option; |
| "Black Mountain SPV Shareholders Agreement" | the shareholders agreement entered into or to be entered into between AOL, Kumba Base Metals and Black Mountain SPV, in terms of which AOL and Kumba Base Metals will govern their relationship, *inter se*, as shareholders of Black Mountain SPV; |
| "certificated shareholders" | Kumba shareholders who hold shares in certificated form; |
| "CGT" | Capital Gains Tax in terms of the Eighth Schedule to the Income Tax Act; |
| "Charter Scorecard" | the scorecard for the Mining Charter published pursuant to section 100(2)(a) of the MPRDA under Government Gazette (number 26661 of 13 August 2004) as amended or replaced from time to time; |
| "CIPRO" | the Companies and Intellectual Property Registration Office, formerly the Registrar of Companies; |

| | |
|---|---|
| "circular" | this bound document, dated 9 October 2006, including the annexures and reports attached hereto; |
| "common monetary area" | South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland; |
| "conditions precedent" | the conditions precedent contained in paragraph 17 of this circular; |
| "CSDP" | Central Securities Depository Participant, a participant as defined in section 1 of the Securities Services Act, No. 36 of 2004; |
| "DBP" | Deferred Bonus Plan 2006; |
| "dematerialised shareholders" | Kumba shareholders who hold Kumba shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title in terms of the Securities Services Act, No. 36 of 2004; |
| "Depositary" | The Bank of New York; |
| "designated parties" | ASAC and BHP Billiton; |
| "DME" | the Government acting through its Department of Minerals and Energy; |
| "documents of title" | share certificates, certified transfer deeds, balance receipts or any other documents of title to Kumba certificated shares acceptable to Kumba; |
| "EBIT" | earnings before interest and tax; |
| "EBITDA" | earnings before interest, tax, depreciation and amortisation; |
| "eligible Exxaro shareholders" | Exxaro shareholders who are entitled to participate in the *pro rata* repurchase and the mandatory offer, being in respect of:<br>– the mandatory offer, all Exxaro shareholders other than ASAC and the IDC and those Exxaro shareholders whose registered addresses are in excluded jurisdictions; and<br>– the *pro rata* repurchase, all Exxaro shareholders other than those whose registered addresses are in excluded jurisdictions; |
| "Eskom" | Eskom Holdings Limited, registration number 2002/015527/06, a company incorporated in accordance with the laws of South Africa, all of the ordinary shares of which are held by the Government; |
| "Exchange Control Regulations" | the South African Exchange Control Regulations of 1961, as amended, issued in terms of section 9 of the Currency and Exchanges Act, No. 9 of 1933, as amended; |
| "excluded jurisdictions" | Canada, the Republic of Ireland, Japan, Australia or any other jurisdiction outside South Africa in which the *pro rata* repurchase and the mandatory offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations; |
| "existing share incentive plans" | Kumba's existing share incentive plans described in paragraph 13 of this circular; |
| "Exxaro" | Kumba, whose name is to be changed to Exxaro Resources Limited, subject to the approval by Kumba shareholders of the resolutions pertaining to the name change and the implementation of the transaction; |
| "Exxaro ADR" | an ADR evidencing one Exxaro ADS; |
| "Exxaro ADS" | an ADS evidencing one Exxaro share; |
| "Exxaro Board" | Exxaro board of directors, as constituted from time to time; |
| "Exxaro Capital Appreciation Period" | the term of the Exxaro EEPs, being five years; |
| "Exxaro EEPS" | the Exxaro Employee Empowerment Participation Scheme to be established for the benefit of Exxaro Employee Beneficiaries; |

| | |
|---|---|
| "Exxaro EEPS shares" | Exxaro shares to be issued to the Exxaro EEPS Trust, which will rank *pari passu* with Exxaro shares, save for the restrictions set out in Annexure 2 that will be placed on these shares, which restrictions include the following key restrictions:<br>– these shares may only be traded in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and Exxaro's articles; and<br>– Exxaro will have the right to repurchase certain shares in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and Exxaro's articles; |
| "Exxaro EEPS Trust" | the Exxaro Employee Empowerment Participation Scheme Trust established for the purpose of holding Exxaro EEPS shares for the benefit of Exxaro Employee Beneficiaries; |
| "Exxaro Employee Beneficiaries" | Exxaro employees who are eligible to participate in the Exxaro EEPS, who during the Capital Appreciation Period, will be permanent employees of Exxaro, or any of its subsidiaries, employed in South Africa, or in any other country designated by the Exxaro Board:<br>– who do not participate in the existing share incentive plans;<br>– who will not participate in the proposed share incentive plans in respect of Exxaro; and<br>– the majority of whom are HDSAs; |
| "Exxaro Group" | Exxaro and its subsidiaries; |
| "Exxaro revised listing particulars" | Exxaro revised listing particulars, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with this circular; |
| "Exxaro shareholders" | registered holders of Exxaro shares; |
| "Exxaro shares" | ordinary shares with a par value of 1 cent each in the share capital of Exxaro; |
| "Eyabantu Capital" | Eyabantu Capital (Proprietary) Limited, registration number 2003/011672/07, a private company incorporated in accordance with the laws of South Africa; |
| "Eyabantu Consortium" | the consortium led by Eyabantu Capital, which is comprised of Eyabantu Capital, Eyabantu Development Trust, The Mkhonto Trust, The Zandile Investment Trust, Xiphemu Investments, SAWIMA, SAWIMIH, Pinkie Ncetezo and Northern Cape Development Trust Investment Holdings (Proprietary) Limited; |
| "Eyabantu SPV" | Eyabantu Capital Consortium (Proprietary) Limited, registration number 2005/031587/07, private company incorporated in accordance with the laws of South Africa, which holds all of the interests of the members of the Eyabantu Consortium in BEE Holdco and no other assets; |
| "Eyesizwe acquisition" | the acquisition by Exxaro of the entire issued share capital of Eyesizwe Coal; |
| "Eyesizwe Coal" | Eyesizwe Coal (Proprietary) Limited, registration number 1999/010289/07, a private company duly registered and incorporated in accordance with the laws of South Africa, a subsidiary of Eyesizwe Mining; |
| "Eyesizwe Coal Employees Share Trust" | Eyesizwe Coal Employees Share Trust, Masters Reference Number IT9047/00, a trust established for the benefit of the employees in Eyesizwe Coal and a shareholder in Eyesizwe Coal; |
| "Eyesizwe Coal vendors" | collectively, ASAC, BHP Billiton, Eyesizwe Coal Employees Share Trust, Eyesizwe Mining and PricewaterhouseCoopers; |
| "Eyesizwe Holdings" | Eyesizwe Holdings (Proprietary) Limited, registration number 1999/020041/07, a private company incorporated in accordance with the laws of South Africa; |
| "Eyesizwe Mining" | Eyesizwe Mining (Proprietary) Limited, registration number 1999/008022/07, a private company incorporated in accordance with the laws of South Africa; |

| | |
|---|---|
| "Eyesizwe SPV" | Dreamvision Investments 15 (Proprietary) Limited, registration number 2004/009915/07, a private company incorporated in accordance with the laws of South Africa, which will hold all of the interests of all of the Eyesizwe Coal shareholders in BEE Holdco and (other than those assets permitted under certain agreements concluded to facilitate the transaction) no other assets; |
| "final date" | the earlier of the tenth anniversary of the transaction completion date and the date upon which the designated parties are satisfied that the empowerment credits obtained, directly or indirectly, pursuant to the transaction can no longer be lost or rescinded; |
| "foreign excluded shareholders" | shareholders whose registered addresses are in Australia, Canada, Japan and the Republic of Ireland and any other jurisdictions where it is illegal to receive the Kumba Iron Ore shares to be distributed in terms of the unbundling; |
| "FTSE 100" | a capitalisation-weighted index of the 100 most highly capitalised companies traded on the London Stock Exchange plc; |
| "FTSE 250" | a capitalisation-weighted index of the mid-capitalised companies traded on the London Stock Exchange designed to measure the performance of the mid-cap capital and industry segments of the UK market not covered by the large-cap FTSE 100; |
| "general meeting" | the general meeting of Kumba shareholders to be held at 10:00 on Thursday, 2 November 2006 at the registered office of Kumba; |
| "Government" | the Government of South Africa; |
| "HDSA" | a historically disadvantaged South African, being any natural person disadvantaged in law by unfair discrimination before the Constitution of the Republic of South Africa Act, No. 200 of 1993, came into operation, or a category or community of such persons, or an unincorporated entity/association or trust having such persons as the majority of its beneficiaries and trustees/other representatives, or a company or other corporate entity controlled by such persons; |
| "IDC" | the Industrial Development Corporation of South Africa Limited, registration number 1940/014201/06, a body corporate created under section 2 of the Industrial Development Act, No. 22 of 1940; |
| "Igoda JV" | Main Street 342 (Proprietary) Limited, which is to be renamed Igoda Coal (Proprietary) Limited, registration number 2005/026493/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa, which will hold the combined Twistdraai mining operations, the export plant and the 5% interest in RBCT currently owned by Sasol Mining, and in which Eyesizwe Coal will acquire a 35% interest should the Igoda transaction be implemented; |
| "Igoda transaction" | the transaction between Eyesizwe Coal and Sasol Mining in terms of which Eyesizwe Coal will acquire a 35% interest in the Igoda JV; |
| "Income Tax Act" | Income Tax Act, No 58. of 1962, as amended; |
| "independent expert" | Citigroup Global Markets Limited, the independent expert appointed by the independent sub-committee of the Kumba Board; |
| "independent technical adviser" | Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited, registration number 1995/012890/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa; |
| "Iscor" | Iscor, as it was known prior to changing its name to Ispat Iscor and thereafter to Mittal SA; |
| "issue for cash" | the issue of 65 334 843 ordinary shares by Exxaro to BEE Holdco for R29,86 per share, by means of a specific issue of shares for cash; |
| "JSE" | JSE Limited, registration number 2005/022939/06, a public company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004; |

| | |
|---|---|
| "km" | kilometre; |
| "kt" | thousand metric tonnes; |
| "Kumba" or "the company" | Kumba Resources Limited, registration number 2000/011076/06, a public company incorporated in accordance with the laws of South Africa, all of the ordinary shares of which are listed on the JSE; |
| "Kumba ADR" | an ADR evidencing one Kumba ADS; |
| "Kumba ADS" | an ADS representing one Kumba share; |
| "Kumba Base Metals" | Kumba Base Metals (Proprietary) Limited, registration number 1967/004375/07, a private company duly incorporated in accordance with the laws of South Africa; |
| "Kumba Board" | Kumba board of directors, as constituted from time to time; |
| "Kumba Coal" | Kumba Coal (Proprietary) Limited, registration number 2000/011078/07, a private company duly incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Kumba; |
| "Kumba Deposit Agreement" | the deposit agreement in respect of the Kumba ADR facility entered into among the Depositary, Kumba and the owners and beneficial owners of Kumba ADRs; |
| "Kumba directors" or "the directors" | members of the Kumba Board; |
| "Kumba Group" | Kumba and its subsidiaries; |
| "Kumba Iron Ore" | Kumba Iron Ore Limited, registration number 2005/015852/06, a public company incorporated in accordance with the laws of South Africa as a wholly-owned subsidiary of Kumba; |
| "Kumba Iron Ore ADR" | an ADR evidencing one Kumba Iron Ore ADS; |
| "Kumba Iron Ore ADS" | an ADS evidencing one Kumba Iron Ore share; |
| "Kumba Iron Ore Deposit Agreement" | the deposit agreement in respect of the Kumba Iron Ore ADR facility entered into among the Depositary, Kumba Iron Ore and the holders of Kumba Iron Ore ADRs; |
| "Kumba Iron Ore Group" | Kumba Iron Ore and its subsidiaries; |
| "Kumba Iron Ore pre-listing statement" | the Kumba Iron Ore pre-listing statement, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with this circular; |
| "Kumba Iron Ore shares" | ordinary shares with a par value of one cent each in the issued share capital of Kumba Iron Ore; |
| "Kumba-Kumba Iron Ore sale " | the sale by Kumba to Kumba Iron Ore of 9 240 ordinary shares in the share capital of SIOC, constituting 79,38% of the issued share capital of SIOC to be settled through the allotment and issue by Kumba Iron Ore to Kumba of the Kumba-Kumba Iron Ore shares; |
| "Kumba-Kumba Iron Ore sale completion date" | the date on which the sale of shares agreement entered into or to be entered into between Kumba and Kumba Iron Ore for the Kumba-Kumba Iron Ore sale, is implemented; |
| "Kumba-Kumba Iron Ore shares" | the number of ordinary shares in the share capital of Kumba Iron Ore equal to the difference between the number of issued ordinary shares in the share capital of Kumba as at the Kumba-Kumba Iron Ore sale completion date and the number of shares in the issued ordinary share capital of Kumba Iron Ore held by Kumba immediately prior to the Kumba-Kumba Iron Ore sale completion date; |
| "Kumba shareholders" | registered holders of Kumba shares; |
| "Kumba shares" | ordinary shares with a par value of 1 cent each in the share capital of Kumba; |

| | |
|---|---|
| "KZN Sands" | collectively, Ticor South Africa (KZN) (Proprietary) Limited, registration number 1987/001627/07, a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and Ticor South Africa (Proprietary) Limited, registration number 1998/001039/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa; |
| "last practicable date" | Thursday, 7 September 2006 being the last practicable date prior to the finalisation of this circular; |
| "Listings Requirements" | the JSE Listings Requirements in force at the date of this circular; |
| "LTIP" | Long-Term Incentive Plan 2006; |
| "Mafube" | Mafube Coal Mining (Proprietary) Limited, registration number 2004/017532/07, a private company incorporated in accordance with the laws of South Africa; |
| "Mafube adjustment event" | following the expiry of a period of 36 months from the transaction completion date, any one of the following has not occurred:<br>– the conversion of the Mafube mining licence into a mining right, and the obtaining, *inter alia*, of the transfer of the mining right to Mafube;<br>– the DME consenting to the transfer of the Mafube prospecting rights from AOL to Mafube; |
| "Mafube JV" | the joint venture in respect of, *inter alia*, the Springboklaagte mineral rights, established by ASAC and Eyesizwe Coal, held through Mafube, in which Eyesizwe Coal will acquire an interest of 50%; |
| "Malibongwe" | Malibongwe Women's Development Organisation, a non-profit organisation registered in terms of the Non-Profit Organisations Act of 1997 with registration number 019-630NPO; |
| "mandatory offer" | the conditional mandatory offer which will be made by BEE Holdco to eligible Exxaro shareholders, should the whitewash resolution not be approved or if the SRP does not waive the requirement for the mandatory offer, to acquire their Exxaro shares, as required under the SRP Code, and as a result of the acquisition by BEE Holdco of more than 35% of Exxaro's ordinary shares; |
| "mandatory offer consideration" | the consideration per Exxaro share payable by BEE Holdco to eligible Exxaro shareholders in terms of the mandatory offer, being R45,99 per Exxaro share, which is the same as the *pro rata* repurchase consideration and which represents a discount of 29% to the projected market value of Exxaro shares immediately following the unbundling, calculated with reference to the 30-day volume weighted average price of Kumba shares ("ex" the entitlement to the Kumba Iron Ore distribution) up to and including the last practicable date, before any adjustments relating to the steps required to implement the transaction and assuming that the enterprise value of SIOC represents 70,5% of Kumba's enterprise value; |
| "Mining Charter" | the broad-based socio-economic empowerment charter for the South African mining industry, developed under section 100 of the MPRDA together with the Charter Scorecard, and any amended or replacement Mining Charter and/or Charter Scorecard from time to time; |
| "Mittal" | Mittal Steel South Africa Limited, registration number 1989/002164/06, formerly Ispat Iscor, formerly Iscor, a public company duly registered and incorporated with limited liability in accordance with the laws of South Africa, the ordinary shares of which are listed on the JSE; |
| "MPRDA" | Mineral and Petroleum Resources Development Act, No. 28 of 2002; |
| "Mt" | million metric tonnes; |
| "Mtpa" | million metric tonnes per annum; |

| | |
|---|---|
| "Namakwa Sands" | the assets, liabilities, business and associated mineral reserves of Namakwa Sands, being a mineral sands operation owned by AOL; |
| "Namakwa Sands option" | the option granted by AOL to KZN Sands to acquire Namakwa Sands as a going concern; |
| "National Movement of Rural Women" or "NMRW" | National Movement of Rural Women (Association incorporated under Section 21), registration number 1999/004177/08, a company not having a share capital incorporated under section 21 of the Act as an association not for gain and which is a member of the BEE Women's Group Consortium and a shareholder of Eyesizwe Mining; |
| "NCC rights" | the new order mining rights applied for by Eyesizwe Coal under the MPRDA in respect of the activities of Eyesizwe Coal conducted at New Clydesdale Colliery; |
| "New Clydesdale Colliery" or "NCC" | the mine known as New Clydesdale Colliery, situated in the magisterial districts of Witbank and Middelburg, Mpumalanga; |
| "New Clydesdale Colliery adjustment event" | any one of the following:<br>– following the expiry of a period of 36 months from the transaction completion date, the DME has not granted the NCC rights; or<br>– the DME advising Eyesizwe Coal that it does not intend to grant the NCC Rights to Eyesizwe Coal, alternatively that it has granted the NCC rights to a third party; or<br>– the NCC rights being granted subject to terms and conditions not in accordance with generally accepted norms in the mining industry and which will have a material adverse effect on the operations of Eyesizwe Coal; |
| "Newco Relationship Agreement" | the relationship agreement entered into between ASAC, Kumba, BHP Billiton, Exxaro EEPS Trust and BEE Holdco in terms of which Kumba/Exxaro and BEE Holdco undertake, *inter alia*, that Kumba/Exxaro will remain an HDSA until the final date; |
| "non-excluded Exxaro shareholders" | Exxaro shareholders who are eligible to participate in the reinvestment option, being Exxaro shareholders who have accepted the mandatory offer and who are residents of the common monetary area (non-residents of and emigrants from the common monetary area are specifically excluded from participation in the reinvestment option in terms of the Exchange Control Regulations); |
| "Northern Cape – National Movement of Rural Women" or "NC – NMRW" | the Northern Cape branch of the National Movement of Rural Women and a member of the BEE Women's Group Consortium; |
| "Northern Cape Leads" | the facilitators of the SIOC Community Development Trust, being Tiso and Eyabantu Capital; |
| "Nozala Investments" | Nozala Investments (Proprietary) Limited, registration number 1996/004733/07, a private company incorporated in accordance with the laws of South Africa; |
| "PricewaterhouseCoopers" | PricewaterhouseCoopers Corporate Finance (Proprietary) Limited, registration number 1970/003711/07, a private company incorporated in accordance with the laws of South Africa; |
| "*pro rata* repurchase" | the offer by Exxaro to eligible Exxaro shareholders to purchase from them, on a *pro rata basis*, by way of a specific repurchase, 38 331 012 Exxaro shares, at the *pro rata* repurchase price. Eligible Exxaro shareholders will be afforded the opportunity to tender excess Exxaro shares into the *pro rata* repurchase as detailed in paragragraph 7 of this circular; |
| "*pro rata* repurchase price" | the price per Exxaro share offered by Exxaro to eligible Exxaro shareholders in the *pro rata* repurchase, being R45,99 per Exxaro share, which represents a discount of 29% to the projected market value of Exxaro shares immediately following the unbundling, calculated with reference to the 30-day volume weighted average price of Kumba shares ("ex" the entitlement to the Kumba Iron Ore distribution) up to and including the last practicable date, before any adjustments relating to the steps required to implement the transaction and assuming that the enterprise value of SIOC represents 70,5% of Kumba's enterprise value; |

| | |
|---|---|
| "proposed share incentive plans" | collectively, the SAR, LTIP and DBP, which will be adopted by Exxaro or Kumba Iron Ore, as the case may be, subject to approval by Kumba shareholders; |
| "RBCT" | Richards Bay Coal Terminal, located in Richards Bay, South Africa; |
| "record date" | the date on which Kumba shareholders must be recorded in the register as such to participate in the unbundling, the *pro rata* repurchase and the mandatory offer (assuming the whitewash resolution is not approved), being Friday, 24 November 2006; |
| "registered office of Kumba" | Roger Dyason Road, Pretoria West, 0183; |
| "reinvestment option" | the option whereby non-excluded Exxaro shareholders who accept the mandatory offer may utilise a portion of the mandatory offer consideration to invest in the suite of instruments and will be obliged to receive a loan from BEE Holdco on the same terms as ASAC, as described in paragraph 8 of the mandatory offer to Exxaro shareholders attached hereto, in the event that the whitewash resolution and the reinvestment option waiver resolution are not approved; |
| "reinvestment option waiver resolution" | the ordinary resolution to be put before Kumba shareholders, excluding ASAC and the IDC, in the event that the whitewash resolution is not approved or the SRP does not waive the requirement for the mandatory offer to be made, pertaining to the waiver of rights by non-excluded Exxaro shareholders to receive the right to acquire the suite of instruments in terms of the reinvestment option; |
| "SAR" | Share Appreciation Rights Scheme 2006; |
| "Sasol Mining" | Sasol Mining (Proprietary) Limited, registration number 1979/003231/07, a private company incorporated in accordance with the laws of South Africa; |
| "SAWIMA" | South African Women in Mining Association (Association incorporated under Section 21), registration number 2003/022750/08, a company not having a share capital incorporated under Section 21 of the Act as an association not for gain; |
| "SAWIMIH" | South African Women in Mining Investment Holdings (Proprietary) Limited, registration number 2003/025168/07, a private company incorporated in accordance with the laws of South Africa; |
| "SEC" | the US Securities and Exchange Commission; |
| "SENS" | Securities Exchange News Service of the JSE; |
| "SHE" | safety, health and environment; |
| "SIOC" | Sishen Iron Ore Company (Proprietary) Limited, registration number 2000/011085/07, a private company incorporated in accordance with the laws of South Africa; |
| "SIOC Capital Appreciation Periods" | the two terms of the SIOC ESPS, detailed in 11.2; |
| "SIOC Community Development SPV" | Main Street 392 (Proprietary) Limited, registration number 2005/040145/07, a private company incorporated in accordance with the laws of South Africa; |
| "SIOC Community Development Trust" | a trust to be established under the guidance of the Northern Cape Leads, the Office of the Premier of the Northern Cape, ASAC and Kumba Iron Ore for the ultimate benefit of communities and community-based projects in the Northern Cape and, potentially, in other areas in which SIOC conducts mining operations; |
| "SIOC ESPS shares" | SIOC ordinary shares to be issued to the SIOC ESPS Trust, which will rank *pari passu* with SIOC ordinary shares save for the restrictions that will be placed on these shares, which restrictions include the following key restrictions:<br>– these shares may only be traded in accordance with the provisions of the rules of the SIOC ESPS, the SIOC ESPS Trust deed and SIOC's articles; and<br>– SIOC will have the right to repurchase certain shares in accordance with the provisions of the rules of the SIOC ESPS, the SIOC ESPS Trust deed and SIOC's articles; |

| | |
|---|---|
| "SIOC Employee Beneficiaries" | SIOC employees who are eligible to participate in the SIOC ESPS, who during the SIOC Capital Appreciation Periods will be permanent employees of SIOC, or any of its subsidiaries, employed in South Africa, or in any other country designated by the board of directors of SIOC:<br>– who do not participate in the existing share incentive plans;<br>– who will not participate in the proposed share incentive plans in respect of Kumba Iron Ore; and<br>– the majority of whom are HDSAs; |
| "SIOC ESPS Trust" | the SIOC Employee Share Participation Scheme Trust established for the purpose of holding SIOC ESPS shares for the benefit of SIOC Employee Beneficiaries; |
| "SIOC ESPS" | SIOC Employee Share Participation Scheme to be established for the benefit of SIOC participating employees; |
| "SIOC Group" | SIOC and its subsidiaries; |
| "SIOC Shareholders' Agreement" | the shareholders agreement entered into or to be entered into between SIOC, Kumba Iron Ore, Kumba, SIOC Community Development SPV and SIOC ESPS trust, in terms of which Kumba Iron Ore, Exxaro, SIOC Community Development SPV and SIOC ESPS trust will govern their relationship, *inter se*, as shareholders of SIOC; |
| "SIOC shares" | ordinary shares with a par value of 1 cent each in the share capital of SIOC; |
| "Sishen mine" | the Sishen mine owned by SIOC; |
| "South Africa" | the Republic of South Africa; |
| "SRP Code" | the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP published under section 440C of the Act; |
| "SRP" | the Securities Regulation Panel; |
| "STC" | Secondary Tax on Companies; |
| "STRATE" | a clearing and settlement environment for share transactions to be settled and transfer of ownership to be recorded electronically and managed by STRATE Limited; |
| "STRATE Limited" | STRATE Limited, registration number 1998/022242/06, a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, and which is a registered central securities depository; |
| "suite of instruments" | the suite of instruments comprising BEE Holdco ASAC preference shares, BEE Holdco IDC preference shares, BEE Holdco ordinary shares and BEE Women's Group SPV preference shares, which eligible Exxaro shareholders may acquire in terms of the reinvestment option; |
| "Tiso" | Tiso Group (Proprietary) Limited (formerly Tiso Capital (Proprietary) Limited), registration number 1999/010875/07, a private company incorporated in accordance with the laws of South Africa; |
| "Tiso Consortium" | the consortium led by Tiso and which is comprised of Tiso, New National Minerals Mining (Proprietary) Limited, Ensanro 2 Investment Holdings (Proprietary) Limited, C-Max Mining Resources (Proprietary) Limited, Nozala Investments, J&J Group (Proprietary) Limited and the Northern Cape – National Movement of Rural Women; |
| "Tiso SPV" | Morning Tide Investments 168 (Proprietary) Limited, registration number 2005/030141/07, a private company incorporated in accordance with the laws of South Africa, which will hold all of the interests of the members of the Tiso Consortium in BEE Holdco, and no other assets; |
| "tpa" | metric tonnes per annum; |
| "transaction" | the single indivisible transaction comprising the transaction steps; |

| | |
|---|---|
| "transaction completion date" | the date on which the transaction steps are implemented in full, which date is expected to be Tuesday, 28 November 2006; |
| "Transaction Framework Agreement" | the transaction framework agreement concluded between ASAC, AOL, Anglo American, Kumba, Eyesizwe Mining, Eyesizwe Holdings, Eyesizwe SPV, IDC, Eyabantu Capital, Eyabantu SPV, Tiso Group, Tiso SPV, SAWIMA and Women's Group SPV on 12 October 2005, as amended and reinstated; |
| "transaction steps" | the indivisible and inter-conditional steps listed in paragraph 3 of this circular, which are required to be taken to implement the transaction; |
| "transfer secretaries" | Computershare Investor Services 2004 (Proprietary) Limited, registration number 2004/003647/07, a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and the transfer secretaries of Kumba; |
| "UK" | United Kingdom; |
| "unbundling" | the proposed unbundling of Kumba Iron Ore by way of a distribution *in specie* by Kumba of the entire issued share capital of Kumba Iron Ore in terms of section 90 of the Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba share held at the close of business on the record date, to be effected by way of a reduction to Kumba's share premium, and the listing of Kumba Iron Ore in the "Basic Materials – General Mining" sector of the JSE lists; |
| "US" | the United States of America; |
| "US Exchange Act" | the US Securities Exchange Act of 1934, as amended; |
| "US Securities Act" | the US Securities Act of 1933, as amended; |
| "US$" | US dollar, the US currency; |
| "whitewash resolution" | the ordinary resolution to be put before Kumba shareholders, excluding ASAC and the IDC, pertaining to the waiver of rights by Kumba's minority shareholders to receive the mandatory offer; and |
| "Xiphemu Investments" | Xiphemu Investments (Proprietary) Limited, registration number 2003/031710/07, a private company incorporated in accordance with the laws of South Africa. |



**KUMBA** RESOURCES

# Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
*Share code:* KMB ISIN: ZAE000034310

**Directors**

***Non-executive***
A J Morgan# *(Chairman)*
P M Baum
B E Davison
J J Geldenhuys#
Dr D Konar#
W A Nairn
S A Nkosi
C M L Savage
Dr N S Segal#
F Titi
P L Zim
# Independent

***Executive***
Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

## CIRCULAR TO KUMBA SHAREHOLDERS

### 1. INTRODUCTION

Kumba shareholders were advised through a joint announcement by Kumba, Anglo American plc and Eyesizwe Mining, released on Thursday, 13 October 2005, that Kumba had entered into the Transaction Framework Agreement, in terms of which the parties would enter into a series of transactions which, if implemented, would result in the unbundling and separate listing of Kumba Iron Ore and the transfer of a controlling interest in Kumba to BEE Holdco, a black-owned and controlled vehicle, by means of a fully funded and sustainable BEE transaction.

It was further announced on Wednesday, 27 September 2006 that all legal agreements necessary to implement the transaction had been finalised and that, subject to the fulfillment of the conditions precedent in the legal agreements, including receiving approval from Kumba shareholders and the requisite regulators, the transaction would be implemented.

The purpose of this circular is to provide Kumba shareholders with information on the transaction and to convene the general meeting at which Kumba shareholders will be asked to approve the resolutions necessary to implement the transaction.

The Kumba Iron Ore pre-listing statement and the Exxaro revised listing particulars have been prepared in terms of the Listings Requirements. Copies of these documents have been distributed to Kumba shareholders together with this circular and are available on request from the registered office of Kumba from Monday, 9 October 2006.

### 2. STRATEGIC RATIONALE AND PROSPECTS

Since its establishment in 2001, Kumba has viewed BEE as a strategic imperative to establish itself as a company truly representative of South Africa's demographics. Accordingly, Kumba's strategy was to:

- establish a leading, independent South African mining house;
- build a credible empowerment base for Kumba;
- position Kumba to play a constructive role in the transformation and development of the South African mining industry.

Kumba's pre-listing statement, dated 29 October 2001 noted the following:

*"Kumba views BEE as a fundamental prerequisite for the long-term development and stability of the South African economy. Therefore, a distinguishing feature of its strategy is to commit the company to meaningful and sustainable BEE initiatives in all facets of its business. Progressive empowerment policies, the setting of aggressive employment equity targets and BEE are integral components of the company's value system and code of conduct."*

Similarly, Anglo American plc and the IDC, as the major shareholders of Kumba and as significant participants in the South African economy, are fully supportive of the letter and spirit of the MPRDA and the Mining Charter and have, accordingly, played a key role in the introduction of meaningful and sustainable BEE in Kumba. The transaction establishes Kumba (which name, subject to shareholder approval, will be changed to Exxaro) as the premier, empowered, diversified mining company in South Africa, with a strong investment case, capable of sustainable growth and representative of South Africa's demographics.

While the Mining Charter prescribes BEE ownership targets of 15% by 2009 and 26% by 2014, the transaction will significantly exceed the requirements of the Mining Charter through:

- the establishment of Exxaro as a premier black-owned, controlled and managed diversified mining company in South Africa, listed on the JSE;
- the empowerment of Kumba's South African iron ore assets through 26% black ownership of SIOC on the date of listing of Kumba Iron Ore as the holding company of SIOC.

Kumba believes that the separate listing of Kumba's iron ore assets will unlock value for all Kumba shareholders through the creation of Kumba Iron Ore as a pure iron ore play and Exxaro as South Africa's flagship empowerment company. In addition, Exxaro will be positioned for growth through expansions and strategic acquisitions, including the Namakwa Sands option and the Black Mountain option.

## 3. THE TRANSACTION

### 3.1 The transaction steps

The transaction, which is subject to the fulfilment of the conditions precedent detailed in paragraph 17, comprises the following series of transaction steps, which will be implemented contemporaneously.

***Step 1***

Kumba will transfer 79,38% of the issued ordinary shares in SIOC to Kumba Iron Ore, a wholly-owned subsidiary of Kumba, in exchange for ordinary shares in Kumba Iron Ore. Exxaro will thereafter hold 20,62% of SIOC directly. The transfer by Kumba of the ordinary shares in SIOC to Kumba Iron Ore will be subject to approval by Kumba's shareholders in terms of section 228 of the Act.

Upon the issue of the SIOC ordinary shares to the SIOC ESPS Trust, as set out in Step 8 below, Kumba Iron Ore's interest in SIOC will be diluted to 77% and Exxaro's interest in SIOC will be diluted to 20%. Kumba Iron Ore will further reduce its holding in SIOC to 74% as a result of the disposal of 3% of SIOC to SIOC Community Development SPV which will be owned by the SIOC Community Development Trust as detailed in Step 8 below.

***Step 2***

Kumba will unbundle, by way of a dividend *in specie* in terms of Section 90 of the Act, the entire issued ordinary share capital of Kumba Iron Ore to its shareholders by way of a reduction of Kumba's share premium account. The issued ordinary shares in Kumba Iron Ore will be listed on the JSE by way of an introduction. Kumba will, subsequent to the unbundling and subject to approval by Kumba shareholders, be renamed Exxaro.

Further information on the unbundling is included in paragraph 6 of this circular.

***Step 3***

Exxaro will undertake the *pro rata* repurchase in terms of which it will make an offer to eligible Exxaro shareholders to repurchase 38 331 012 Exxaro shares on a *pro rata* basis at the *pro rata* repurchase price.

To the extent required, ASAC has undertaken to offer to sell such additional Exxaro shares in the *pro rata* repurchase to ensure that the maximum number of Exxaro shares which can be bought back in the *pro rata* repurchase are repurchased.

Further information on the *pro rata* repurchase is included in paragraph 7 of this circular.

***Step 4***

The Eyesizwe Coal vendors will sell their ordinary shares in Eyesizwe Coal to Exxaro for R1 603 million in cash, of which R1 393 million will be used to subscribe for ordinary shares in Eyesizwe SPV, which in turn will subscribe for 54,1% of the ordinary shares in BEE Holdco.

Should the Igoda transaction be implemented, the Eyesizwe Coal vendors will receive a further purchase consideration of R135 million, of which R50 million will be used to subscribe for additional shares in BEE Holdco through Eyesizwe SPV, thus increasing Eyesizwe SPV's shareholding in BEE Holdco to 55%.

Further information on the Eyesizwe acquisition and Igoda transaction are included in paragraph 8 of this circular.

***Step 5***

Tiso SPV and Eyabantu SPV will each subscribe for 9,7% of the issued share capital of BEE Holdco for an aggregate subscription price of R250 million each in cash. The respective interests of Tiso SPV and Eyabantu SPV will be reduced to 9,5% should the Igoda transaction be implemented.

The IDC will facilitate BEE Women's Group SPV's subscription for shares in BEE Holdco by selling 7 061 773 Exxaro shares to BEE Women's Group SPV in exchange for BEE Women's Group SPV preference shares and cash. BEE Women's Group SPV will, in turn, sell all of the Exxaro shares so acquired to BEE Holdco in exchange for an 11,2% interest in BEE Holdco after the implementation of the transaction for an aggregate subscription price of R289 million. BEE Women's Group SPV's interest in BEE Holdco will be reduced to 11,0% should the Igoda transaction be implemented.

***Step 6***

The IDC will sell 34 436 840 Exxaro shares to BEE Holdco for a purchase consideration of R1 602,5 million. The purchase consideration will be partially settled by the issue of BEE Holdco ordinary shares for an aggregate issue price of R394 million and the balance of the consideration will be settled through the issue of BEE Holdco IDC preference shares.

Following the implementation of the transaction, the IDC will not hold any Exxaro shares, however it will hold 15,3% of BEE Holdco's issued ordinary share capital. IDC's interest in BEE Holdco will be reduced to 15,0% should the Igoda transaction be implemented.

***Step 7***

Exxaro will issue 65 334 843 Exxaro shares to BEE Holdco, for a cash consideration of R1 951 million, representing a subscription price of R29,86 per Exxaro share.

Further information on the issue for cash is included in paragraph 9 of this circular.

***Step 8***

The SIOC Community Development SPV will acquire a 3% shareholding in the issued share capital of SIOC from Kumba Iron Ore for a consideration of R458 million, to be settled through the issue of preference shares by the SIOC Community Development SPV to Kumba Iron Ore.

In addition, SIOC will issue a 3,09% shareholding in the issued share capital of SIOC to the SIOC ESPS Trust, which will result in the SIOC ESPS Trust owning 3,0% of SIOC post the implementation of the transaction. Further information on the SIOC ESPS is disclosed in paragraph 11 of this circular.

***Step 9***

ASAC will sell 79 717 417 Exxaro shares to BEE Holdco for R35,75 per share. The purchase consideration will be settled through the issue by BEE Holdco of 79 717 417 BEE Holdco ASAC Preference Shares to ASAC. The dividends received by ASAC on the BEE Holdco ASAC Preference Shares will be equal to the dividends received by BEE Holdco on the Exxaro shares sold to BEE Holdco by ASAC.

BEE Holdco will advance an interest-bearing loan of R2 850 million to Anglo Finance.

Further information on Step 9 is disclosed in the mandatory offer to Exxaro shareholders commencing on page 62 of this circular.

***Step 10***

The Exxaro EEPS will subscribe for 3% of Exxaro's issued share capital after the implementation of the transaction. Further information on the Exxaro EEPS is disclosed in paragraph 10 of this circular.

### 3.2 The Namakwa Sands and Black Mountain transactions

The Namakwa Sands option and the Black Mountain option, which are exercisable within a period of 90 days from the transaction completion date, grant Exxaro, through wholly-owned subsidiaries, the right to acquire:

- Namakwa Sands, *as a going concern, for a* cash consideration of R2 015 million, subject to certain price adjustments; and
- 26% of the issued ordinary share capital of Black Mountain SPV for a cash consideration of R180 million, subject to certain price adjustments.

Further details on these options and the price adjustments are contained in paragraph 16 of this circular.

## 4. THE CURRENT AND PROPOSED STRUCTURE

### 4.1 The current Kumba structure

**Current structure**



Minorities
Anglo American*
IDC
21,7%
64,9%
13,4%
Kumba Resources*
Iron ore
Coal
Mineral sands
Base Metals and Industrial Minerals
100%
Sishen Iron Ore (SIOC)
* Listed on the JSE

### 4.2 The proposed structure

The ownership structure of Exxaro and SIOC, subsequent to the implementation of the transaction, and based on the assumption that the Igoda transaction is implemented, is illustrated in the diagram below.

**Structure post-unbundling**



Minorities
13,4%
IDC
Eyesizwe SPV
Eyabantu SPV
Tiso SPV
BEE Women's SPV
85%
21,7%
15%
55%
9,5%
9,5%
11%#
Kumba Iron Ore*
64,9%
Anglo American*
BEE Holdco
Exxaro ESPS
74%
3%
SIOC Community Development Trust
53%
SIOC
19%
Exxaro
3%
25%
3%
SIOC ESPS
20%
Iron ore
Coal
Mineral sands
Base Metals and Industrial Minerals
* Listed on the JSE
# 17,8% effective holding
56% black-owned and controlled on transaction completion date
26% black-owned and controlled on transaction completion date


### 4.3 BEE Partners empowerment arrangements

In terms of the BEE Holdco Relationship Agreement, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV, BEE Holdco, Kumba, the IDC and the designated parties have agreed principles to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and retains its HDSA status until the final date, and therefore that Exxaro remains an HDSA until the final date.

Annexure 10 sets out the salient terms of this agreement.

### 4.4 Exxaro's empowerment status

In terms of the Newco Relationship Agreement, BEE Holdco and Exxaro have given certain undertakings which will ensure that Exxaro maintains its HDSA status until the final date. Exxaro's articles will therefore, subject to shareholder approval, incorporate various provisions entrenching the majority HDSA status of its board of directors and restricting the issue of new shares or the alteration of its share capital that may result in Exxaro losing its HDSA status. The proposed amendments to Exxaro's articles are set out in Annexure 2.

In the event that Exxaro loses its status as an HDSA due to a breach by Exxaro of the undertakings given by it under the Newco Relationship Agreement, the SIOC Shareholders Agreement or the Black Mountain SPV Shareholders Agreement, as the case may be, or if Exxaro breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date, and such loss of status or breach is not remedied, then:

- ASAC will be entitled to acquire the Namakwa Sands assets at market value;
- Eyesizwe SPV will be entitled to acquire the Eyesizwe Coal assets at market value;
- ASAC will be entitled to acquire Exxaro's interest in Black Mountain SPV at market value; and/or
- Kumba Iron Ore will be entitled to acquire Exxaro's shareholding in SIOC at market value.

These acquisitions will be implemented in accordance with the applicable Listings Requirements.

Exxaro is obliged to utilise the proceeds from the disposal of the abovementioned assets to repay its outstanding senior bank facilities.

ASAC has undertaken to hold at least 10% of the initial issued ordinary share capital of Exxaro (prior to the vesting of share options) until the final date.

In terms of the funding arrangements, to the extent that the assets which are disposed of by Exxaro have an enterprise value of 30% or more of the enterprise value of Exxaro, or in the case of Exxaro's 20% shareholding in SIOC, to the extent that the SIOC shares which are disposed of by Exxaro have an enterprise value of 15% or more of the enterprise value of Exxaro:

- the mezzanine lenders providing financing to BEE Holdco will be entitled to put the BEE Holdco mezzanine facilities outstanding, the mezzanine facility documents and the mezzanine transaction security, to Anglo Finance;
- the IDC providing finance to BEE Holdco will be entitled to put the BEE Holdco IDC preference shares, the BEE Holdco IDC preference share rights, the BEE Holdco IDC preference share documents and transaction security, to Anglo Finance;
- the IDC providing finance to the BEE Women's Group SPV will be entitled to put the preference shares and the ordinary shares held by the IDC in the BEE Women's Group SPV, to Anglo Finance;
- the lenders providing finance to the Eyabantu SPV and the Tiso SPV will be entitled to put the preference shares held by such lenders in the Eyabantu SPV and the Tiso SPV, respectively, to Anglo Finance.

The obligations of Anglo Finance under the abovementioned put options are guaranteed by ASAC.

The salient terms of the Newco Relationship Agreement are set out in Annexure 11.

### 4.5 Exxaro free float

The shareholder spread requirements of the JSE prescribe that 20% of the shares of a listed company must be held by public shareholders. If, pursuant to the implementation of the transaction, Exxaro does not comply with such shareholder spread requirements, the JSE has indicated that it will grant Exxaro nine months, subsequent to the implementation of the transaction, to rectify the situation. Exxaro will seek to establish a targeted spread of 25% of Exxaro shares being held by public shareholders.

In terms of the ASAC repurchase option, if Kumba shareholders vote in favour of the whitewash resolution, ASAC will grant Exxaro an option to repurchase 10 million Exxaro shares from ASAC. Exxaro will subsequently place the Exxaro shares repurchased into the market, thus increasing the number of shares held by public shareholders. The details of the ASAC repurchase option are set out in paragraph 15 of this circular.

If Kumba shareholders do not vote in favour of the whitewash resolution, ASAC has undertaken to use reasonable commercial endeavours to place Exxaro shares in the market to achieve Exxaro's targeted spread of 25% of Exxaro shares being held by public shareholders.

## 5. OVERVIEW OF THE BEE PARTNERS

### 5.1 Eyesizwe SPV

Eyesizwe Mining, the primary participant in the Eyesizwe SPV, was selected as the lead BEE participant, given its leadership, managerial and operational track record in the mining sector as well as its broad-based HDSA representation.

The Eyesizwe SPV, which will be controlled by Eyesizwe Mining, will acquire 54,1% of BEE Holdco. In the event that the Igoda transaction is implemented, as described in further detail in paragraph 8.1.2 of this circular, Eyesizwe SPV's interest in BEE Holdco will increase to 55%. The shareholders of Eyesizwe SPV will be as follows:

| | Interest in Eyesizwe SPV* (%) | Effective interest in BEE Holdco* (%) |
|---|---|---|
| Eyesizwe Mining | 67,0 | 36,9 |
| Coal Employees Trust | 8,6 | 4,7 |
| Anglo Coal | 11,2 | 6,2 |
| BHP Billiton | 9,1 | 5,0 |
| PricewaterhouseCoopers | 4,1 | 2,2 |
| | 100,0 | 55,0 |

* Based on the assumption that the Igoda transaction is implemented.

Eyesizwe Mining, controlled by Eyesizwe Holdings, is a 100% black-owned and managed company, founded by SA Nkosi in 1999. Other shareholders in Eyesizwe Mining which, collectively, account for 62,5% of Eyesizwe Mining's issued share capital, include broad-based groupings such as:

- the investment arm of National Education Health & Allied Workers Union, represented through the Tshedza Trust, which has approximately 250 000 beneficiaries linked primarily to the health and education sectors of the economy;
- the National Movement of Rural Women, a non-profit organisation supporting women and rural communities throughout South Africa and particularly around the mines in which Eyesizwe operates;
- the Eyesizwe Mining Development Trust, a trust established to hold shares in Eyesizwe Mining for, *inter alia*, the purpose of benefiting communities surrounding Eyesizwe's mining operations;
- the Eyesizwe Mining Transformation Share Trust, a trust established for the purposes of attracting and retaining key black employees and strategic partners;
- a number of youth organisations and trusts representing youth development programmes and youth clubs on a national basis.

The shareholders of Eyesizwe Holdings are set out below:

| | **Interest in Eyesizwe Holdings (%)** | **Effective interest in BEE Holdco* (%)** |
|---|---:|---:|
| Daphne Mashile-Nkosi | 18,33 | 2,5 |
| Zwelibanzi Mntambo | 18,33 | 2,5 |
| Kholu Motsoene | 18,33 | 2,5 |
| Mxolisi Mgojo | 18,33 | 2,5 |
| Sipho Nkosi | 26,67 | 3,6 |
| | 100,00 | 13,6 |

* Based on the assumption that the Igoda transaction is implemented.

### 5.2 Eyabantu Consortium

The Eyabantu Consortium, led by Eyabantu, will acquire 9,5% of BEE Holdco. The shareholders of the Eyabantu Consortium are as follows:

| | **Interest in Eyabantu Consortium (%)** | **Effective interest in BEE Holdco* (%)** |
|---|---:|---:|
| Eyabantu | 46,6 | 4,4 |
| Northern Cape Trusts and investors | 35,4 | 3,4 |
| SAWIMA | 3,8 | 0,4 |
| SAWIMIH | 5,1 | 0,5 |
| Xiphemu Investments | 5,1 | 0,5 |
| Pinkie Ncetezo | 4,0 | 0,4 |
| | 100,0 | 9,5 |

* Based on the assumption that the Igoda transaction is implemented.

Eyabantu Capital, a 100% black-owned and managed company, is a new generation empowerment company, comprised of experienced individuals with a track record in mining, engineering, project management and finance. The company's founding members and shareholders, who collectively own 46,6% of the Eyabantu Consortium, include Nchaka Moloi, Rain Zihlangu, Phuthuma Nhleko, Zolisile Mapipa, Nomveliso Toyi, Pontso Maruping and Nonkqubela Mazwai.

## 5.3 Tiso Consortium

The Tiso Consortium, led by Tiso, will acquire a 9,5% interest in BEE Holdco. The shareholders of the Tiso Consortium are as follows:

| | Interest in Tiso Consortium (%) | Effective interest in BEE Holdco* (%) |
|---|---|---|
| Tiso | 71,3 | 6,8 |
| Nozala Investments | 15,0 | 1,4 |
| Northern Cape – National Movement of Rural Women | 3,8 | 0,4 |
| J & J Group | 2,5 | 0,2 |
| New National Minerals Mining (Proprietary) Limited | 2,5 | 0,2 |
| C-Max Mining Resources (Proprietary) Limited | 2,5 | 0,2 |
| Ensanro 2 Investment Holdings (Proprietary) Limited | 2,5 | 0,2 |
| | 100,0 | 9,5 |

* Based on the assumption that the Igoda transaction is implemented.

Tiso, which owns 71% of the Tiso Consortium, is an empowerment company predominantly controlled by its management and the Tiso Foundation, a registered public benefit organisation. Tiso's vision is to successfully create sustainable black controlled and managed business platforms.

## 5.4 BEE Women's Group

Kumba is committed to increasing the level of participation of women within the mining industry. While 6,8% of BEE Holdco's share capital will be indirectly held by women's groups participating in Eyesizwe Mining (3,6%), the Eyabantu Consortium (1,4%) and the Tiso Consortium (1,8%), the Kumba Board and the Anglo American plc board of directors resolved to allocate an additional direct interest of 11,0% in BEE Holdco to women's groups. Accordingly, approximately 17,8% of BEE Holdco will be held by women's groups. These groups, and their attributable economic interests in BEE Holdco's share capital, will be as follows:

| | Interest in BEE Holdco* | | |
|---|---|---|---|
| | Direct (%) | Indirect (%) | Total (%) |
| National Movement of Rural Women | 2,3 | 3,6 | 5,9 |
| Malibongwe | 2,2 | – | 2,2 |
| SAWIMA | 2,2 | 0,4 | 2,6 |
| Xiphemu Investments | – | 0,5 | 0,5 |
| SAWIMIH | 1,9 | 0,5 | 2,4 |
| Nozala Investments | 1,9 | 1,4 | 3,3 |
| Northern Cape – National Movement of Rural Women | 0,5 | 0,4 | 0,9 |
| | 11,0 | 6,8 | 17,8 |

* Based on the assumption that the Igoda transaction is implemented.

The direct 11% stake in BEE Holdco will be held through BEE Women's Group SPV which will be co-ordinated by SAWIMA as spokesperson for BEE Women's Group SPV, via SAWIMIH.

- **National Movement of Rural Women**

  NMRW is a non-profit organisation which focuses on empowering women on a national basis, through community-based projects, capacity building, training, skills development, HIV/Aids awareness and other gender specific initiatives. NMRW, which has a membership of approximately 1 000 women, has a strong presence in all nine provinces of South Africa and has active chapters in Mpumalanga, Limpopo, Free State and the Northern Cape. NMRW also owns a 10% interest in Eyesizwe Mining.

- **Malibongwe**

  Malibongwe is a non-governmental, non-profit organisation that was started in 1989. Malibongwe is committed to socially and economically developing and empowering South African women, with a particular emphasis on previously disadvantaged women in both rural and urban areas. The organisation, run by HDSA women, has its roots in the ANC Women's League.

  Malibongwe has no shareholders. Profits that accrue to the organisation are used for the sole benefit of its development projects. Recent projects have benefited a number of women and include HIV/Aids management and education programs, income generation projects, poverty alleviation and food distribution projects.

Malibongwe is chaired by NV Gxowa, an esteemed leader of the women's rights movement and a community builder since the 1950s.

- **SAWIMA**

  SAWIMA, launched in December 1999, is a non-profit organisation representing interests of South African women in mining and related fields. The beneficiaries of SAWIMA are women spanning all the provinces in South Africa who pay membership fees and, in return, receive training and development in mining-related ventures.

- **Xiphemu Investments**

  Xiphemu Investments has been incorporated as a HDSA-owned women empowerment special purpose vehicle in terms of which three SAWIMA member companies will participate in the transaction.

- **SAWIMIH**

  SAWIMIH is an investment associate of SAWIMA and was registered in October 2003. SAWIMIH is a majority HDSA women-owned and managed company, whose vision is to be the leading broad-based women mining investment company in Africa. The company's mission is to empower women in the mining sector by participating and investing in ventures that will create value for its shareholders.

- **Nozala Investments**

  Nozala Investments is a broad-based investment company, which is 100% owned by women. It has a national membership of over 500 000 women and it aims to actively promote the economic advancement of women. 26% of Nozala is held by national broad-based empowerment shareholders, which include:

  - the NMRW, representing more than 250 000 beneficiaries;
  - the Workers Investment Corporation, an investment vehicle involved in education and training and designed to benefit individual worker members, representing approximately 200 000 beneficiaries;
  - the Muthande Society for the Aged, a community-based organisation founded by a group of health nurses and educators to develop community resources to assist elderly and HIV affected families and representing approximately 2 500 beneficiaries; and
  - Umanyano Lwentandazo Lwamanina, a Christian women's guild representing approximately 100 000 women and aimed at identifying with projects within the church that support the poor.

  Other BEE women shareholder groups are: Akhona Trade & Investment, a KwaZulu-Natal group representing approximately 3 000 women, Mmathari, Itumeleng, Katekani, and Sequoia Investments.

- **Northern Cape – National Movement of Rural Women ("NC-NMRW")**

  NC–NMRW is a non-profit organisation which focuses on the development of rural women in the Northern Cape. The organisation owns a 3,75% interest in the Tiso Consortium. NC–NMRW is involved in training and skills development, poverty alleviation and job creation projects, health education and HIV awareness and support for basic housing needs. The current projects have benefited over 2 000 households.

### 5.5 SIOC Community Development Trust

The SIOC Community Development Trust is a broad-based empowerment grouping representing in excess of 400 000 HDSAs from the Northern Cape, an area that is geographically relevant to Kumba's iron ore operations. The SIOC Community Development Trust will through the SIOC Community Development SPV acquire a 3% interest in SIOC from Kumba Iron Ore. The proposed beneficiaries of the SIOC Community Development Trust are:

- **Kgalagadi Poverty Node Charitable Trust ("Kgalagadi Trust")**

  The Kgalagadi Trust is a broad-based development trust representing approximately 181 000 beneficiaries. The Kgalagadi Trust focuses on alleviating poverty in the Kgalagadi district by supporting community projects that benefit a broad range of beneficiaries.

- **Maphalane Disabled People's Trust ("Maphalane Trust")**

  The Maphalane Trust has been formed specifically to look after the interests of disabled people in the Northern Cape and particularly those communities affected by mining operations. The Maphalane Trust has among its beneficiaries a multi-purpose centre used for training parents whose children live with disabilities. The Maphalane Trust also facilitates and assists in taking care of abandoned disabled children from informal settlements and rural areas as well as disabled Aids orphans, a vulnerable sector of children often overlooked in the fight against the pandemic. Currently the Maphalane Trust has approximately 2 000 beneficiaries.

- **Gamagara Development Forum**

  The Gamagara Development Forum is a company incorporated under section 21 of the Act that serves as the planning and local development co-ordination platform for the areas surrounding Sishen mine and has as its members representatives of the communities of Deben, Sisheng, Kathu, Dingleton and Olifantshoek.

- **Tsantsabane Social and Development Forum ("the Tsantsabane Forum")**

  The Tsantsabane Forum is a company incorporated under section 21 of the Act which operates in the Postmasburg region for the benefit, welfare, maintenance, improvement and development of the community of the region.

- **Thabazimbi Community Development Forum ("the Thabazimbi Forum")**

  The Thabazimbi Forum is a company incorporated under section 21 of the Act which operates in the Thabazimbi region for the benefit and development of the community in the region.

## 6. THE UNBUNDLING

### 6.1 Mechanics of the unbundling

Subject to the fulfilment of the conditions precedent, Kumba will transfer 79,38% of its shares in SIOC into a wholly-owned subsidiary, Kumba Iron Ore, in exchange for Kumba Iron Ore shares. Subsequent thereto, the entire issued ordinary share capital of Kumba Iron Ore will be distributed to Kumba's existing shareholders by way of a dividend *in specie* in terms of section 90 of the Act by way of a reduction of Kumba's share premium account.

The sale by Kumba of the shares in SIOC to Kumba Iron Ore will be subject to approval in terms of section 228 of the Act by Kumba's shareholders and, accordingly, shareholders will be required to vote in favour of an ordinary resolution approving the sale.

In the event that the requisite resolutions are passed, the issued ordinary shares in Kumba Iron Ore will simultaneously be listed on the JSE by way of an introduction. In terms of the distribution, Kumba shareholders will receive one Kumba Iron Ore share for every Kumba share held on the record date.

### 6.2 Financial information

As the unbundling, issue for cash, *pro rata* repurchase and Eyesizwe acquisition form part of an indivisible transaction, the financial effects thereof have been disclosed in aggregate. The earnings effect, net asset effect and *pro forma* financial information are contained in paragraph 19 below.

### 6.3 Legal agreements relating to SIOC

Kumba has entered into the following legal agreements in respect of its interest in SIOC. The legal agreements are available for inspection as set out in paragraph 29 below.

#### *6.3.1 SIOC Shareholders' Agreement*

The SIOC Shareholders' Agreement contains certain provisions governing the relationship between the SIOC shareholders, being Kumba Iron Ore, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV. The provisions of the SIOC shareholders' agreement are summarised in the Kumba Iron Ore pre-listing statement.

#### *6.3.2 Voting Pool Agreement in respect of SIOC*

In terms of the Voting Pool Agreement in respect of SIOC, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV have agreed to a voting pool arrangement in respect of any special resolutions proposed by SIOC.

#### *6.3.3 Voting Agreement in respect of Kumba Iron Ore*

In terms of the Voting Agreement in respect of Kumba Iron Ore, ASAC has undertaken not to vote in favour of certain resolutions in respect of SIOC without the written approval of Exxaro. The resolutions requiring Exxaro's consent relate to:

- disposals of the Sishen complex by SIOC constituting Category 1 transactions under the JSE Listings Requirements;
- increases, alterations and reductions in SIOC's authorised and issued share capital; and
- the issue of capitalisation or bonus shares or convertible debentures in SIOC.

### 6.4 Foreign Kumba shareholders and Kumba ADR holders

#### *6.4.1 US*

The Kumba Iron Ore distribution shares will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

Kumba shareholders and/or holders of Kumba ADRs who are citizens or residents of the US are advised that the Kumba Iron Ore shares have not been and will not be registered under the US Exchange Act. Kumba Iron Ore expects to obtain an exemption from the registration and reporting requirements of Section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the US, Kumba Iron Ore will comply with the information supplying requirements of Rule 12g3-2(b), which requires Kumba Iron Ore to furnish to the SEC information that: (i) it has made or is required to make public in South Africa; (ii) it has filed or is required to file with the JSE and which was made public by the JSE or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Kumba Iron Ore may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Kumba shareholders and/or holders of Kumba ADRs who are affiliates (within the meaning of the US Securities Act) of Kumba or Kumba Iron Ore before the unbundling or are affiliates of Kumba or Kumba Iron Ore after the unbundling will be subject to timing, manner of sale and volume restrictions on the sale of Kumba Iron Ore shares received in connection with the Demerger under Rule 145(d) under the US Securities Act.

Subject to the SEC's grant of an exemption under Rule 12g3-2(b) under the US Exchange Act, it is expected that the Kumba Iron Ore ADSs representing the Kumba Iron Ore shares will be issued pursuant to the Kumba Iron Ore Deposit Agreement, which will be substantially similar to the Kumba Deposit Agreement, and registered on a registration statement on Form F-6 under the US Securities Act. Copies of these documents and the exhibits thereto may be obtained from the public reference facilities maintained by the SEC in Washington, DC without charge.

Each Kumba Iron Ore ADS will represent one Kumba Iron Ore share. It is expected that, immediately after the unbundling, the holders of Kumba ADRs on the record date will become holders of Kumba Iron Ore ADRs as well.

The Kumba Iron Ore ADRs, if issued, are expected to trade in the US over-the-counter market. Kumba Iron Ore does not intend to list the Kumba Iron Ore shares on a US securities exchange or quote the Kumba Iron Ore shares on The National Association of Securities Dealers' Automated Quotation system or on any other inter-dealer quotation system in the US.

#### *6.4.2 Other jurisdictions*

Any person who is resident or who has a registered address in, or is a citizen of, any jurisdiction outside South Africa and who is entitled to receive Kumba Iron Ore distribution shares should consult their professional advisers and satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Kumba shareholders with a registered address in Australia, the Republic of Ireland, Canada and Japan or any other jurisdiction into which the issue of Kumba Iron Ore distribution shares would or may infringe the laws of such jurisdiction, or necessitate compliance with any special requirement, shall not be issued with any Kumba Iron Ore distribution shares. The Kumba Iron Ore shares to which each such foreign excluded shareholder would be entitled to receive in accordance with their *pro rata* holding of Kumba shares will be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of such foreign excluded shareholder as soon as reasonably practicable after the effective date for the unbundling at the best price which can reasonably be obtained at the time of sale. CSDPs will be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of any such foreign excluded shareholders. The transfer secretaries will determine which certificated shareholders are such foreign excluded shareholders.

Such foreign excluded shareholders will, in respect of their entitlement to Kumba Iron Ore shares, receive the average consideration per share (net of sale and currency conversion costs) at which all foreign excluded shareholder's Kumba Iron Ore shares were disposed of. The average consideration will be calculated and the consideration due to each such foreign excluded shareholder will only be paid once all such Kumba Iron Ore shares have been disposed of.

### *6.5* Exchange Control considerations

The following guideline is not a comprehensive statement of the Exchange Control Regulations and reflects the Kumba Board's understanding of the Exchange Control Regulations at the date of this circular. Kumba shareholders who have any doubt as to the action they should take should consult their professional advisers.

In the case of Kumba shareholders whose registered addresses are outside the common monetary area, the following will apply in respect of the unbundling:

#### *6.5.1 Emigrants from the common monetary area*

New certificates issued to any emigrant Kumba shareholder in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets.

In terms of the Exchange Control Regulations, Kumba Iron Ore shares received in terms of the unbundling are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

Any cash proceeds, net of realisation and associated costs, pursuant to a sale in terms of paragraph 6.4.2 above which are due to a Kumba shareholder who is an emigrant from the common monetary area, whose registered address in Kumba's register of members is outside the common monetary area and whose documents of title have been restrictively endorsed under the Exchange Control Regulations, will be deposited in such shareholder's blocked account with the authorised dealer in South Africa controlling such shareholder's blocked assets. The aforesaid proceeds are not freely transferable from South Africa and may only be dealt with in terms of the Exchange Control Regulations.

***6.5.2 All other non-residents of the common monetary area***

Non-resident Kumba shareholders whose documents of title are endorsed "non-resident" will receive Kumba Iron Ore shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

Any cash proceeds, net of realisation and associated costs, pursuant to a sale in terms of paragraph 6.4.2 above, which is due to a Kumba shareholder who is a non-resident of the common monetary area and whose documents of title have been restrictively endorsed under the Exchange Control Regulations, will be deposited in such shareholder's non-resident account with an authorised bank. It will be incumbent upon such non-resident shareholder concerned to instruct such authorised bank as to how to direct such funds.

***6.5.3 Kumba shareholders in other jurisdictions***

The distribution of the Kumba Iron Ore shares to shareholders who are residents in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves with and observe any applicable legal requirements.

**6.6 Taxation considerations**

The summary below is a general guide and is not intended to constitute a complete analysis of the tax consequences of the unbundling provisions under South African tax law. It is not intended to be, nor should it be considered to be, legal or tax advice. Kumba shareholders should, therefore, consult their own tax advisers on the tax consequences to them of the unbundling, for which Kumba and its advisers will not be held responsible.

***6.6.1 South African income tax, STC and CGT considerations***

The unbundling will be deemed to be a disposal by Kumba of the Kumba Iron Ore shares to its shareholders but will be effected utilising the tax concessions provided by section 46 of the Income Tax Act. The concessions provided by section 46 are set out in general terms below.

*6.6.1.1 Disposal of Kumba Iron Ore shares by Kumba*

The disposal will be disregarded by Kumba in determining its taxable income or assessed loss in the tax year that the unbundling takes place.

*6.6.1.2 Secondary Tax on Companies*

The distribution of the Kumba Iron Ore shares will not be treated as a dividend declared by Kumba or a dividend received by a Kumba shareholder that is a company, in the determination of their respective liabilities for STC.

*6.6.1.3 Kumba shares held as trading stock*

Any Kumba shareholder holding Kumba shares as trading stock will be deemed to acquire the unbundled Kumba Iron Ore shares as trading stock. The cost to be allocated to the unbundled Kumba Iron Ore shares will be determined by applying a specified ratio to the cost of the Kumba shares.

An announcement will be made on or about Wednesday, 22 November 2006 informing Kumba shareholders of the specific ratio to be used. The cost so allocated to the unbundled Kumba Iron Ore shares will then reduce the cost of the Kumba shares, thus allocating the cost of the Kumba shares between the Exxaro and the Kumba Iron Ore shares.

*6.6.1.4 Kumba shares held as capital assets*

Any Kumba shareholder holding Kumba shares as capital assets will be deemed to acquire the unbundled Kumba Iron Ore shares as capital assets. The base cost to be allocated to the unbundled Kumba Iron Ore shares will be determined by applying a specified ratio to the base cost of the Kumba shares.

An announcement will be made on or about Wednesday, 22 November 2006, informing Kumba shareholders of the specific ratio to be used. The base cost so allocated to the unbundled Kumba Iron Ore shares will then reduce the base cost of the Kumba shares, thus allocating the base cost of the Kumba shares between the Exxaro and the Kumba Iron Ore shares.

Kumba shareholders will be deemed to have acquired the unbundled Kumba Iron Ore shares on the date on which the Kumba shares were originally acquired.

#### 6.6.2 *Stamp duties and uncertificated securities tax*

The registration of the Kumba Iron Ore distribution shares in the names of the Kumba shareholders will be exempt from the payment of any stamp duties or uncertificated securities tax.

#### 6.6.3 *Non-resident shareholders*

Kumba has not sought to qualify the unbundling as a tax-free transaction to shareholders under the rules of any jurisdiction other than South Africa and therefore the unbundling may constitute a taxable transaction in any such jurisdiction. Kumba shareholders who are non-resident for tax purposes in South Africa are advised to consult their own professional tax advisers regarding the tax treatment of the unbundling in light of the tax laws of their respective jurisdictions and any tax treaties between South Africa and their countries of residence.

### 6.7 Listings

Subject to the approval of Kumba shareholders, the name of Kumba Resources Limited will be changed to Exxaro Resources Limited. Consent to the change of name has been obtained from the Registrar of Companies.

With the establishment and listing of Kumba Iron Ore, the primary reason for the name change is to avoid any confusion that may arise from having two companies with the name Kumba, listed on the JSE. The new name will signify the creation of Africa's largest, empowered mining group that is disctinct from Kumba Iron Ore.

In the event that the requisite resolutions to effect the change of name are passed at the general meeting and subject to approval by the JSE, Kumba's listing will be amended to reflect the proposed change of name and Exxaro will be listed in the General Mining sector of the JSE, where Kumba is currently listed. Kumba's trading objects will not change pursuant to the change of name.

The JSE has approved the listing of Kumba Iron Ore in the General Mining sector of the JSE lists under the short name "KIO", share code "KIO" and ISIN ZAE000085346. It is expected that Kumba Iron Ore will commence trading from Monday, 20 November 2006. The JSE's approval is subject to Kumba shareholders voting in favour of the transaction.

The Kumba Iron Ore pre-listing statement and the Exxaro revised listing particulars have been prepared in terms of the Listings Requirements. Copies of these documents have been distributed to Kumba shareholders and will be available on request from the registered office of Kumba from 9 October 2006.

Kumba Iron Ore ADRs will trade in the US over-the-counter market, as set out in paragraph 6.4.1 above.

Kumba ADRs will continue to trade in the US over-the-counter market as Exxaro ADRs, under the existing Kumba Deposit Agreement, which will change its name to the Exxaro Deposit Agreement.

### 6.8 Shareholder approval

Shareholders will be asked, at the general meeting, to approve the resolutions, as set out in the attached notice of general meeting, necessary to implement the unbundling.

## 7. THE *PRO RATA* REPURCHASE

### 7.1 Terms of the *pro rata* repurchase

In terms of the *pro rata* repurchase and subject to the fulfilment of the conditions precedent, Exxaro hereby offers to eligible Exxaro shareholders to repurchase 38 331 012 Exxaro shares (i.e. Kumba shares "ex" the entitlement to the Kumba Iron Ore distribution), *pro rata* to their shareholding, at the *pro rata* repurchase price.

The shares to be repurchased in terms of the *pro rata* repurchase constitute approximately 12,37% of the shares in issue as at the last practicable date. As a result of Kumba shares which may be issued between the last practicable date and the last day to trade to participate in the *pro rata* repurchase as a result of the issue of shares in terms of the existing share incentive plans, the percentage of the shares to be repurchased may decrease. Should the maximum number of shares be issued in terms of the existing share incentive schemes, the shares to be repurchased in terms of the *pro rata* repurchase will constitute approximately 11,93% of the shares in issue on the record date for the *pro rata* repurchase.

Eligible Exxaro shareholders will be afforded the opportunity to tender excess Exxaro shares into the offer for *pro rata* acceptance to the extent that some eligible Exxaro shareholders may elect not to participate in the *pro rata* repurchase. Eligible Exxaro shareholders will be treated on an equitable basis in respect of excess Exxaro shares tendered into the offer for *pro rata* acceptance. The *pro rata* offer will remain open for not less than 21 days.

Eligible Exxaro shareholders who become entitled to dispose of fractions of Exxaro shares in terms of the *pro rata* repurchase will have such entitlement rounded up or down to the nearest whole number.

To the extent required, ASAC, an indirectly wholly-owned subsidiary of Anglo American plc and the holder of Anglo American plc's shares in Kumba, has undertaken to offer to sell such additional Exxaro shares in the *pro rata* repurchase to ensure that the maximum number of Exxaro shares which can be bought back in the *pro rata* repurchase, in aggregate, is repurchased.

Exxaro will utilise the distributable reserves available, subsequent to the implementation of the transaction, to execute the *pro rata* repurchase. Exxaro's articles duly authorise it to effect the *pro rata* repurchase, subject to the Listings Requirements and the Act.

Kumba shares repurchased in terms of the *pro rata* repurchase will be cancelled.

**7.2 Salient dates**

| | **2006** |
|---|---|
| *Pro rata* repurchase opens on | Friday, 3 November |
| Last day to trade to participate in the *pro rata* repurchase on | Friday, 17 November |
| Record date to participate in the *pro rata* repurchase on | Friday, 24 November |
| *Pro rata* repurchase closes at 12:00 on | Friday, 24 November |
| Cheques in respect of the *pro rata* repurchase consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on | Tuesday, 28 November |

**7.3 Shareholder approval**

The *pro rata* repurchase requires the approval of a special resolution by Kumba shareholders present in person or by proxy at the general meeting. As the *pro rata* repurchase will be in the form of a *pro rata* offer, no Kumba shareholder will be excluded from voting on the special resolution.

**7.4 Financial effects**

As the unbundling, issue for cash, *pro rata* repurchase and Eyesizwe acquisition form part of an indivisible transaction, the financial effects thereof have been disclosed in aggregate. The financial effect and *pro forma* financial information are contained in paragraph 19 below.

**7.5 Working capital statement**

The working capital statement for Exxaro, based on the assumption that the transaction has been implemented, is contained in paragraph 24.7 below.

**7.6 Settlement and Exchange Control considerations**

***7.6.1 Residents of the common monetary area***

In the case of certificated Exxaro shareholders whose registered addresses in Exxaro's register of members are within the common monetary area and whose documents of title are not restrictively endorsed in terms of the Exchange Control Regulations, the *pro rata* repurchase consideration will be posted at the risk of the Exxaro shareholders.

In the case of dematerialised scheme participants whose registered addresses in Exxaro's register of members are within the common monetary area, the *pro rata* repurchase consideration will be credited to their account held at their CSDP or broker.

***7.6.2 Emigrants from the common monetary area***

In the case of certificated Exxaro shareholders who are emigrants from the common monetary area, the *pro rata* repurchase consideration will be forwarded, at the risk of the Exxaro shareholder concerned, to the authorised dealer in foreign exchange in South Africa controlling such certificated Exxaro shareholders' blocked assets in terms of the Exchange Control Regulations. The attached form of surrender (pink) makes provision for the details of the authorised dealer concerned to be given.

In the case of dematerialised Exxaro shareholders, the *pro rata* repurchase consideration will be credited to the account of the relevant Exxaro shareholders' CSDP or broker, which shall arrange for the same to be credited directly to the Exxaro shareholders' blocked rand bank account, held by the Exxaro shareholders' authorised dealer and held to order of that authorised dealer.

**7.6.3 *All other non-residents of the common monetary area***

In the case of Exxaro shareholders who are non-residents, but who are not emigrants from the common monetary area, whose registered addresses are outside the common monetary area and whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, the *pro rata* repurchase consideration will:

*7.6.3.1* in the case of certificated Exxaro shareholders, be posted at the risk of the Exxaro shareholders to the registered addresses in Exxaro's register of members of the non-residents concerned, unless written instructions to the contrary are received and an address or bank details for electronic transfer are provided. The attached form of surrender (pink) makes provision for a substitute address or bank details; or

*7.6.3.2* in the case of dematerialised Exxaro shareholders, be credited directly to the bank accounts nominated for the relevant Exxaro shareholder by their duly-appointed CSDP or broker in terms of the provisions of the custody agreement with their CSDP or broker.

All CSDPs/brokers with whom shares have been dematerialised should note that they are required to comply with the Exchange Control Regulations set out above.

Receipts will only be issued on request.

## 8. THE EYESIZWE ACQUISITION

### 8.1 Terms of the Eyesizwe acquisition

**8.1.1 *Purchase consideration***

Subject to the fulfilment of the conditions precedent, Exxaro will acquire all the shares in Eyesizwe Coal from the Eyesizwe Coal Vendors for a cash consideration of R1 603 million, of which R1 393 million will be used to subscribe for ordinary shares in Eyesizwe SPV, which in turn will subscribe for 54,1% of the ordinary shares in BEE Holdco. The purchase consideration for all the shares in Eyesizwe Coal will be subject to the adjustments set out below.

**8.1.2 *Igoda JV adjustment mechanism***

In March 2006, Eyesizwe Coal entered into an agreement with Sasol Mining to acquire a 35% stake in the Igoda JV. Should the Igoda transaction be completed, Exxaro will pay a further R135 million in cash to the Eyesizwe Coal vendors as consideration for Eyesizwe Coal's 35% stake in the Igoda JV. The Eyesizwe Coal vendors will use R50 million of the proceeds to subscribe for further shares in Eyesizwe SPV, which will in turn subscribe for shares in BEE Holdco. BEE Holdco will in turn use the cash received to subscribe for further shares in Exxaro at an issue price of R29,86. This will result in BEE Holdco's interest in Exxaro increasing from 52,7% to 52,9%.

Further information on the Igoda JV is set out in paragraph 8.3.3 below.

**8.1.3 *New Clydesdale Colliery adjustment mechanism***

Eyesizwe Coal has applied for the NCC rights to enable it to continue operating the New Clydesdale Colliery. In the event of the occurrence of a New Clydesdale Colliery adjustment resulting from the fact that the NCC rights are not granted to Eyesizwe Coal, the purchase price will be subject to adjustment.

In terms of the New Clydesdale Colliery adjustment mechanism, unless otherwise agreed by Exxaro and the Eyesizwe Coal vendors, the Eyesizwe Coal purchase consideration will be reduced by an amount of R326 million. The amount of the reduction in the selling price will be subject to certain adjustments to take account of tax and costs incurred by Exxaro as a result of the adjustment mechanism.

Exxaro will implement a specific repurchase of its shares from BEE Holdco utilising its claim for an amount equal to the adjustment to the Eyesizwe Coal purchase consideration as consideration for such repurchase. The repurchase will be implemented at the same price at which the shares were issued to BEE Holdco in terms of the issue for cash, being R29,86 per share.

In the event that an adjustment of R326 million is made in respect of the New Clydesdale Colliery mechanism, BEE Holdco's interest in Exxaro will decrease by approximately 1,2%.

#### *8.1.4 Mafube adjustment mechanism*

The valuation of Eyesizwe Coal of R1 603 million includes an amount of R404 million relating to the Mafube JV. Implementation of the Mafube JV is subject to the fulfilment of certain conditions precedent relating to the conversion of mineral rights and granting of prospecting rights. In the event that the conditions precedent are not fulfilled and the Mafube JV does not become operational, the Eyesizwe Coal vendors have agreed to an adjustment mechanism in terms of which the purchase price paid by Exxaro for Eyesizwe Coal will be reduced to take into account the fact that the Mafube JV will not be implemented.

In the event that the Mafube JV is not implemented, the Eyesizwe Coal purchase price will be reduced by R404 million. The amount of the reduction in the selling price will be subject to certain adjustments to take account of tax and costs incurred by Exxaro as a result of the adjustment mechanism.

Exxaro will implement a specific repurchase of its shares from BEE Holdco in the amount of R404 million utilising its claim for an amount equal to the adjustment to the Eyesizwe Coal purchase consideration. The repurchase will be implemented at the same price at which the shares were issued to BEE Holdco in terms of the issue for cash, being R29,86 per share.

In the event that an adjustment of R404 million is made in respect of the Mafube adjustment mechanism, BEE Holdco's interest in Exxaro will decrease by approximately 1,5%.

### 8.2 Details of the Eyesizwe Coal vendors

Details of the Eyesizwe Coal vendors are as follows:

| Shareholder | Address | Percentage interest | Purchase consideration R million* |
|---|---|---|---|
| ASAC | 44 Main Street, Johannesburg | 11 | 191 |
| BHP Billiton | 6 Hollard Street, Johannesburg | 9 | 156 |
| Eyesizwe Coal Employees Share Trust | c/o Bell Dewar & Hall Inc, 37 West Street, Houghton | 10 | 174 |
| Eyesizwe Mining | 3rd Floor UCB Building, 80 Marshall Street Johannesburg | 66 | 1 147 |
| PricewaterhouseCoopers | 2 Eglin Road, Sunninghill | 4 | 70 |
| | | **100** | **1 738** |

* Maximum purchase consideration payable, assuming that the Igoda JV is implemented, and that there are no price adjustments in terms of the New Clydesdale Colliery adjustment mechanism or the Mafube adjustment mechanism.

### 8.3 Overview of Eyesizwe Coal

#### *8.3.1 History of Eyesizwe Coal*

In 1999 a consortium led by Eyesizwe Holdings acquired the assets of NewCoal (later renamed Eyesizwe Coal) from Anglo Coal and Ingwe Coal Corporation Limited (a subsidiary of BHP Billiton). Eyesizwe Coal is the largest black-owned, controlled, operated and managed coal mining company in South Africa.

#### *8.3.2 Eyesizwe Coal's operations*

Salient physical information relating to Eyesizwe Coal for the year ended 31 December 2005 and for the interim period ended 30 June 2006 is shown in the table below:

| | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|
| Total Production (Mt) | 22,8 | 10,0 |
| Total Sales (Mt) | 22,4 | 10,0 |
| – Eskom | 20,2 | 9,1 |
| – Other Domestic | 1,4 | 0,4 |
| – Exports | 0,8 | 0,5 |
| Capital Expenditure (Rm) | 36,6 | 36,6 |

Eyesizwe Coal is currently South Africa's fourth-largest coal producer with a production capacity of approximately 26,5Mtpa, which are sold into both the export and domestic thermal coal markets (including Eskom power stations). Eyesizwe Coal's assets consist of four operating mines, including the associated coal rights and obligations, as follows:

- Matla Colliery, a mining complex of underground shafts contracted to supply approximately 12,5Mtpa of coal to Eskom's Matla Power Station, and its related management contract. The mine has a capacity of 18Mtpa of coal;
- New Clydesdale Colliery, an underground and opencast mine which produces approximately 1,0Mtpa of saleable coal which is produced largely for the export market;
- Arnot Colliery, an underground and opencast mining complex that is contracted to supply approximately 5,0Mtpa of coal to Eskom's Arnot Power Station and its related management contract. The mine is capable of supplying up to 6,5Mtpa of coal; and
- Glisa Colliery, an opencast and underground mine which produces approximately 1,0Mtpa of saleable coal which is intended mainly for supply to the domestic industrial market.

Eyesizwe Coal's assets also include:

- other uncommitted coal reserves or resources and rights previously owned by Gold Fields Coal (Proprietary) Limited (and subsequently acquired by Anglo Coal). These resources, located in the Witbank and Waterberg coalfields, total in excess of 5 billion tonnes of coal; and
- 830ktpa of throughput entitlement at RBCT, translating to a 1,2% shareholding in RBCT.

In 2002, Eyesizwe Coal acquired Strathrae Colliery as a future replacement for the Glisa Colliery.

### *8.3.3 The Igoda JV*

If the Igoda transaction is implemented, Eyesizwe Coal will acquire a 35% interest in the Igoda JV. The Igoda JV comprises the full value chain of Sasol's coal export mining business – the Twistdraai Colliery and benefication plant at Secunda, the marketing and logistics components of its export coal business, as well as Sasol Mining's 5% shareholding in RBCT. The Igoda JV will mine, beneficiate, market and supply utility coal for the international export market. It will produce a minimum export production of 3,6Mtpa and will supply approximately 4Mtpa of middlings coal to Sasol Synfuels at Secunda through Sasol Mining. The Igoda JV has a life-of-mine in excess of nine years.

### *8.3.4 Mafube*

Mafube is an incorporated joint venture established by ASAC and Eyesizwe Coal and to which the business currently conducted by Anglo Coal in respect of, *inter alia*, the Springboklaagte mineral rights, and the expansion project in respect of such business, is to be transferred as a going concern. The business was originally divided into two phases (Phase I, also known as the Mafube Micro Project and Phase II, also known as the Mafube Macro Project).

Phase I of the Mafube project has been implemented by Anglo Coal (which holds the relevant old order mining licence) and coal is currently being supplied to Eskom (approximately 1,2Mtpa) and Anglo Coal and Eyesizwe (up to 0.6Mtpa).

Anglo Coal has proceeded with the feasibility study in respect of Phase II (which involves the construction of a coal washing plant and an increase in the coal extraction rate requiring the contribution of additional reserves for mining post 2014) to produce between 4 and 6Mtpa of coal in order to yield approximately 2 to 3Mtpa of export coal product and not less than 1,18Mtpa of power station coal as required under the Eskom contract. Eyesizwe has acquired a 50% interest in Mafube which will acquire the Mafube business from Anglo Coal once the requisite mineral rights in respect of Phases 1 and 2 have been converted to new order rights and consent has been obtained for the transfer of such rights to Mafube in accordance with the MPRDA.

### *8.3.5 Growth opportunities*

Eyesizwe Coal's growth centres on the following opportunities:

- the Belfast Coal Project (100%);
- the Matla 5 Seam Coal Project (100%);
- the Inyanda Project (50%);
- the Ingcambu Coal Project (50%); and
- various exploration properties located in South Africa.

#### 8.3.6 *Competent Persons' Report*

A detailed description of the operating enties and the growth opportunities of Eyesizwe Coal is set out in the Exxaro revised listing particulars and in the competent persons' report. The competent persons' report can be downloaded at www.kumbaresources.com. The independent technical adviser's report, which is included as Annexure 10 to the Exxaro revised listing particulars, has been extracted from the competent persons' report.

### 8.4 Shareholder approval

Shareholders will be asked, at the general meeting, to approve the resolutions, as set out in the attached notice of general meeting, necessary to implement the Eyesizwe acquisition. In addition, shareholders will be asked to grant authority to Kumba to implement any share repurchase required upon the occurrence of a New Clydesdale Colliery adjustment event and/or a Mafube adjustment event.

### 8.5 Financial information

A summary of Eyesizwe Coal's financial performance and position for the 2005 and 2004 financial years and the interim period ended 30 June 2006 is as follows:

| R million | Year ended 31 December 2004 | Year ended 31 December 2005 | Six months ended 30 June 2006* |
|---|---|---|---|
| EBITDA | 130 | 156 | 24 |
| EBIT | 77 | 100 | (7) |
| Net profit after tax | 48 | 64 | (25) |
| Net asset value | 344 | 394 | 369 |

* A loss was reported at the Glisa Colliery (part of the Northern Block Complex) during the first half of 2006. Initiatives are currently underway to restore the profitability of these operations.

The financial effects of the transaction, including the Eyesizwe acquisition, have been included in paragraph 19 below.

### 8.6 Related party transaction

The acquisition by Kumba of Anglo American plc's interest in Eyesizwe Coal is a small related party transaction in terms of paragraph 10.7 of the Listings Requirements. Anglo American plc is a major Kumba shareholder as set out in paragraph 24.2 below. Accordingly, the independent expert has provided the independent sub-committee of the Kumba Board with a written opinion, dated Wednesday, 13 September 2006, that at this date, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the total aggregate cash consideration of R191 million paid by Kumba to ASAC in terms of the acquisition of Eyesizwe Coal, from a financial point of view is fair and reasonable to Kumba shareholders in such capacity.

### 8.7 Other information

Subject to the implementation of the transaction, Eyesizwe Coal's memorandum and articles will be amended to comply with Schedule 10 of the Listings Requirements which sets out the requirements for the memorandum and articles.

## 9. THE ISSUE OF SHARES FOR CASH

### 9.1 Terms of the issue of shares for cash

Subject to the transaction becoming unconditional, Exxaro will issue 65 334 843 Exxaro shares to BEE Holdco, a non-public shareholder for purposes of the Listings Requirements, for a cash consideration of R1 951 million, representing a subscription price of R29,86 per Exxaro share.

In the event that the Igoda transaction is implemented, as discussed in paragraph 8.1.2 of this circular, Exxaro will issue a further 1 674 321 Exxaro shares to BEE Holdco at R29,86 per share, for a total cash subscription price of R50 million. Such shares will be listed on the JSE.

### 9.2 Shareholder approval

The specific issues of shares for cash requires the approval of an ordinary resolution by a 75% majority vote of Kumba shareholders present in person or by proxy at the general meeting.

### 9.3 Financial effects

As the unbundling, issue for cash, *pro rata* repurchase and Eyesizwe acquisition form part of an indivisible transaction, the financial effects thereof have been disclosed in aggregate. The earnings effect, net asset effect and *pro forma* financial information are contained in paragraph 19 below.

## 10. THE EXXARO EEPS

### 10.1 Rationale for the Exxaro EEPS

The rationale for the implementation of the Exxaro EEPS is to provide a framework for the incentivisation and retention of certain employees in the Exxaro Group ("Exxaro Employee Beneficiaries"), and further provide for the promotion by the Exxaro Group of BEE and to increase broad-based and effective participation in the equity of Exxaro by HDSAs as contemplated in the Mining Charter.

### 10.2 Mechanics of Exxaro EEPS

- The Exxaro EEPS will be funded by Exxaro and the operating subsidiaries within the Exxaro Group. Contribution agreements will be entered into between Exxaro, the operating subsidiaries and the Exxaro EEPS Trust.
- The Exxaro EEPS will have a term of five years.
- Exxaro will allot and issue 10 618 974 Exxaro EEPS shares, at R16,41, representing 3% of Exxaro's issued ordinary share capital as at the completion of the transaction, to the Exxaro EEPS Trust. The Exxaro EEPS Trust will hold these Exxaro EEPS shares for the benefit of Exxaro Employee Beneficiaries.
- On the termination date of the Exxaro EEPS, Exxaro will have the right to repurchase from the Exxaro EEPS Trust, such number of Exxaro EEPS shares at par value so as to provide Exxaro with a notional return of 8% on the market value of the 10 618 974 Exxaro EEPS shares issued to the Exxaro EEPS Trust at the commencement of the Exxaro EEPS. In addition, all unallocated shares will be repurchased on termination.
- The notional return of 8% will be adjusted to take into account any dividends received by Exxaro from the Exxaro EEPS Trust as well as death benefits paid by Exxaro to the estates of deceased Exxaro Employee Beneficiaries during the term of the Exxaro EEPS.
- The trustees of the Exxaro EEPS Trust ("the Exxaro EEPS Trustees") will create units which will, when issued to an Exxaro Employee Beneficiary, confer on that Exxaro Employee Beneficiary the rights, benefits and obligations stipulated in the Exxaro EEPS Trust Deed ("Units"). Each Unit will be linked to Exxaro EEPS shares ("the Underlying Shares").
- The cost of the Exxaro EEPS is estimated at R174 million.

### 10.3 Distribution of income and capital

- Exxaro Employee Beneficiaries will be entitled to receive:
  - 50% of any dividend, or deemed dividend, received by the Exxaro EEPS Trust in respect of all the Underlying Shares divided by the number of holders of Units ("Unitholders") which are also eligible employees in terms of the Exxaro EEPS Trust Deed ("Eligible Employees"), on the date of distribution ("the Dividend Distribution");
  - a capital distribution, net of cost of realisation, within the month after the expiry of the relevant Exxaro Capital Appreciation Period, of the Exxaro EEPS shares remaining in the Exxaro EEPS Trust after the repurchase of Exxaro EEPS shares in terms of the Subscription Agreement ("the Distributed Shares") pro rata to the number of Units held rounded down to the nearest whole number ("the Capital Distribution").
- The Exxaro Employee Beneficiaries will not be entitled to dispose of the Distributed Shares other than in terms of the disposal by the Exxaro EEPS Trustees.
- If there are any remaining Exxaro EEPS shares held by the Exxaro EEPS Trust after the Capital Distribution, such shares will be disposed of by the Exxaro EEPS Trust and the proceeds, net of cost of realisation, will be distributed to Unitholders *pro rata* to the number of Units held.
- Any amounts in respect of the Dividend Distribution or Capital Distribution will be forfeited if not claimed by Beneficiaries within one year after expiry of the relevant Exxaro Capital Appreciation Period.

### 10.4 Exxaro EEPS Trustees

- Exxaro Employee Beneficiaries and Exxaro will appoint the Exxaro EEPS Trustees who will administer the Exxaro EEPS Trust assets.
- Exxaro will appoint such number of Exxaro EEPS Trustees so as not to exceed one less than the number elected by Exxaro Employee Beneficiaries.
- Exxaro Employee Beneficiaries in geographical areas consisting of more than 1 000 Exxaro Employee Beneficiaries will be entitled to elect two Exxaro EEPS Trustees, while Exxaro Employee Beneficiaries in geographical areas with less than 1 000 Exxaro Employee Beneficiaries will be entitled to elect one trustee.
- One independent trustee having a financial background will be elected by the Exxaro EEPS Trustees appointed by Exxaro and the Exxaro Employee Beneficiaries, respectively.
- All decisions of the Exxaro EEPS Trustees will be taken by a simple majority vote with each Exxaro EEPS Trustee being entitled, at meetings of Exxaro EEPS Trustees, to exercise one vote. The chairman of the meeting will have a second or casting vote in addition to his deliberate vote in the case of an equality of votes.
- The Exxaro EEPS Trust will, as registered holder of the Exxaro shares, be entitled to vote the Exxaro shares at all meetings of shareholders of Exxaro, as well as at any separate class meeting of the holders of Exxaro shares. The decision as to how to vote the Exxaro shares will be made by the Exxaro EEPS Trustees in consultation with the Exxaro Employee Beneficiaries in an attempt to ascertain the wishes of the majority of Exxaro Employee Beneficiaries in this regard. If the wishes of the majority of Exxaro Employee Beneficiaries cannot be ascertained, the Exxaro EEPS Trustees will come to a decision as to how to vote the Exxaro shares. If the Exxaro EEPS Trustees cannot come to a decision in this regard, they will abstain from voting.

### 10.5 Eligibility for participation

Only 70% of the benefits in the Exxaro EEPS Trust will be allocated at the commencement of the Exxaro EEPS to Exxaro Employee Beneficiaries. The remaining 30% will be allocated to new joiners, including, if the Namakwa Sands option is exercised, qualifying Namakwa Sands employees who qualify to join the Exxaro EEPS during the Exxaro Capital Appreciation Period.

### 10.6 Termination of employment

The policy document adopted in terms of the Exxaro EEPS Trust Deed makes detailed provision for the position in the event of retrenchment, retirement, retirement due to ill health, promotions or appointments into employee categories that participate in other employee or managerial share incentive schemes and inter-group movements, death of Exxaro Employee Beneficiaries and dismissal or resignation of Exxaro Employee Beneficiaries.

### 10.7 Corporate activity

The policy document also makes detailed provision for the position in the event of certain corporate activities, such as the sale of operations or Exxaro Group companies, special dividends and capital distributions, rights issues, capitalisation shares, pro-rata share repurchases, unbundling transactions, delisting, liquidation and offers to shareholders and consolidation and subdivision of shares.

### 10.8 Exxaro EEPS policy document and trust deed

The Exxaro EEPS policy document and trust deed are available for inspection at the registered office of Kumba from the date of this circular until Thursday, 2 November 2006.

### 10.9 Amendments to Kumba's articles

In order to implement the Exxaro EEPS, Kumba is required to amend its articles in order to attach certain rights and restrictions on the shares held by the Exxaro EEPS Trust. These proposed amendments are set out in Annexure 2 to this circular.

### 10.10 Shareholder approval

The issue of the Exxaro EEPS shares for purposes of the Exxaro EEPS constitutes a specific issue of shares for cash in terms of the Listings Requirements. Accordingly, the specific issue of shares for cash requires the approval of an ordinary resolution by a 75% majority vote of Kumba shareholders present in person or by proxy.

The repurchase by Exxaro of Exxaro EEPS shares held by the Exxaro EEPS Trust on the termination date of the Exxaro EEPS as envisaged in paragraph 10.2 above, represents a specific repurchase in terms of the Listings Requirements. Accordingly, the specific repurchase requires the approval of a special resolution by Kumba shareholders present in person or by proxy at the general meeting.

Exxaro is duly authorised by its articles to effect the aforesaid repurchase.

## 11. THE SIOC ESPS

### 11.1 Rationale for the SIOC ESPS

The rationale for the implementation of the SIOC ESPS is to provide a framework for the incentivisation and retention of certain employees in the SIOC Group ("SIOC Employee Beneficiaries"), and further provide for the promotion by the SIOC Group of BEE and to increase broad-based and effective participation in the equity of SIOC by HDSAs as contemplated in the Mining Charter.

### 11.2 Mechanics of SIOC ESPS

- The SIOC ESPS will be funded by SIOC in terms of a contribution agreement entered into between SIOC and the SIOC ESPS Trust.
- The SIOC ESPS will have a first term of five years, provided that the term will come to an earlier end if the SIOC ESPS Trust breaches any of its obligations relating to its HDSA status. The SIOC ESPS will have a second term on the same basis as the first term, starting on the expiry of the first term.
- SIOC will allot and issue 360 SIOC ESPS shares, at R433 333 per share, representing 3% of SIOC's issued ordinary share capital as at the completion of the transaction, to the SIOC ESPS Trust. The SIOC ESPS Trust will hold these SIOC ESPS shares for the benefit of SIOC Employee Beneficiaries.
- On the termination date of the SIOC ESPS, SIOC will have the right to repurchase from the SIOC ESPS Trust, such number of SIOC ESPS shares at par value so as to provide SIOC with a notional return of 8% on the market value of the SIOC ESPS shares issued to the SIOC ESPS Trust at the commencement of the SIOC ESPS. In addition, all unallocated shares will be repurchased on termination.
- The notional return of 8% will be adjusted to take into account any dividends received by SIOC from the SIOC ESPS Trust as well as death benefits paid by SIOC to the estates of deceased SIOC Employee Beneficiaries during the term of the SIOC ESPS.
- The trustees of the SIOC ESPS Trust ("the SIOC ESPS Trustees") will create units which will when issued to an SIOC Employee Beneficiary, confer on that SIOC Employee Beneficiary the rights, benefits and obligations stipulated in the SIOC ESPS Trust Deed ("Units"). Each Unit will be linked to SIOC shares ("the Underlying Shares").
- The cost of the SIOC ESPS is estimated at R156 million.

### 11.3 Distribution of income and capital

- SIOC Employee Beneficiaries will be entitled to receive:
  - 50% of any dividend, or deemed dividend, received by the SIOC ESPS Trust in respect of all the Underlying Shares divided by the number of holders of Units ("Unitholders") which are also eligible employees in terms of the SIOC ESPS Trust Deed ("Eligible Employees"), on the date of distribution ("the Dividend Distribution");
  - a capital distribution, net of cost of realisation, within the month after the expiry of the relevant SIOC Capital Appreciation Period, of the SIOC shares remaining in the SIOC ESPS Trust after the repurchase of SIOC shares in terms of the Subscription Agreement ("the Distributed Shares") *pro rata* to the number of Units held rounded down to the nearest whole number ("the Capital Distribution").
- The SIOC Employee Beneficiaries will not be entitled to dispose of the Distributed Shares other than in terms of the disposal by the SIOC ESPS Trustees.
- If there are any remaining SIOC shares held by the SIOC ESPS Trust after the Capital Distribution, such SIOC shares will be disposed of by the SIOC ESPS Trust to Kumba Iron Ore *mutatis mutandis* in exchange for shares in Kumba Iron Ore ("Kumba Iron Ore Shares"), which Kumba Iron Ore Shares will be disposed of by the SIOC ESPS Trustees and the proceeds on these Kumba Iron Ore Shares, net of cost of realisation, will be distributed to Unitholders *pro rata* to the number of Units held.
- As soon as reasonably possible after the Capital Distribution, the SIOC ESPS Trustees will, acting as agent for the SIOC Employee Beneficiaries, dispose of the Distributed Shares to Kumba Iron Ore ("the Kumba Iron Ore Disposal") in exchange for the issue of Kumba Iron Ore Shares to the SIOC Employee Beneficiaries ("the Kumba Iron Ore Swapped Shares"). In calculating the exchange ratio for purposes of the aforegoing exchange, the value of the Distributed Shares will, unless otherwise agreed in writing between the SIOC ESPS Trustees, SIOC and Kumba Iron Ore prior to the date of the Capital Distribution, be determined by applying the price earnings ratio of Kumba Iron Ore to the most recent earnings of SIOC per SIOC share as per the latest audited financial statements of SIOC.

- Each SIOC Employee Beneficiary will be entitled to elect whether to receive Kumba Iron Ore Swapped Shares or the cash value of the Kumba Iron Ore Swapped Shares, with the fallback position being the cash value.
- Any amounts in respect of the Dividend Distribution or Capital Distribution will be forfeited if not claimed by Beneficiaries within one year after expiry of the relevant SIOC Capital Appreciation Period.

### 11.4 SIOC ESPS Trustees

- SIOC Employee Beneficiaries and SIOC will appoint the SIOC ESPS Trustees who will administer the SIOC ESPS Trust assets.
- SIOC will appoint such number of SIOC ESPS Trustees so as not to exceed one less than the number elected by SIOC Employee Beneficiaries.
- SIOC Employee Beneficiaries in geographical areas consisting of more than 1 000 SIOC Employee Beneficiaries will be entitled to elect two SIOC ESPS Trustees, while SIOC Employee Beneficiaries in geographical areas with less than 1 000 SIOC Employee Beneficiaries will be entitled to elect one trustee.
- One independent trustee having a financial background will be elected by the SIOC ESPS Trustees appointed by SIOC and the SIOC Employee Beneficiaries, respectively.
- All decisions of the SIOC ESPS Trustees will be taken by a simple majority vote with each SIOC ESPS Trustee being entitled, at meetings of SIOC ESPS Trustees, to exercise one vote. The chairman of the meeting will have a second or casting vote in addition to his deliberate vote in the case of an equality of votes.
- The SIOC ESPS Trust will, as registered holder of the SIOC shares, be entitled to vote the SIOC shares at all meetings of shareholders of SIOC, as well as at any separate class meeting of the holders of SIOC shares. The decision as to how to vote the SIOC shares will be made by the SIOC ESPS Trustees in consultation with the SIOC Employee Beneficiaries in an attempt to ascertain the wishes of the majority of SIOC Employee Beneficiaries in this regard. If the wishes of the majority of SIOC Employee Beneficiaries cannot be ascertained, the SIOC ESPS Trustees will come to a decision as to how to vote the SIOC shares. If the SIOC ESPS Trustees cannot come to a decision in this regard, they will abstain from voting.

### 11.5 Eligibility for participation

Only 40% of the benefits in the SIOC ESPS Trust will be allocated at the commencement of the SIOC ESPS to SIOC Employee Beneficiaries. The remaining 60% will be allocated to new joiners during the term of the SIOC ESPS. As a result of current and planned expansion programs at the Sishen mine, SIOC anticipates a significant increase in the number of SIOC employees in South Africa who will be eligible to join the SIOC ESPS.

### 11.6 Termination of employment

The policy document adopted in terms of the SIOC ESPS Trust Deed makes detailed provision for the position in the event of retrenchment, retirement, retirement due to ill-health, promotions or appointments into employee categories that participate in other employee or managerial share incentive schemes and inter-group movements, death of SIOC Employee Beneficiaries and dismissal or resignation of SIOC Employee Beneficiaries.

### 11.7 Corporate activity

The policy document also makes detailed provision for the position in the event of certain corporate activities, such as the sale of operations or SIOC Group companies, special dividends and capital distributions, rights issues, capitalisation shares, *pro rata* share repurchases, unbundling transactions, delisting, liquidation and offers to shareholders and consolidation and subdivision of shares.

### 11.8 Shareholder approval

The issue of SIOC ESPS shares for purposes of the SIOC ESPS constitutes a specific issue of shares for cash in terms of the Listings Requirements. Accordingly, the specific issue of shares for cash requires the approval of an ordinary resolution by a 75% majority vote of Kumba shareholders present in person or by proxy.

### 11.9 SIOC ESPS policy document and trust deed

The SIOC ESPS policy document and trust deed are available for inspection at the registered office of Kumba from the date of this circular until Thursday, 2 November 2006.

## 12. PROPOSED SHARE INCENTIVE PLANS

### 12.1 Introduction

In line with global best practice, and emerging South African practice, Exxaro and Kumba Iron Ore intend to adopt the proposed share incentive plans. The proposed share incentive plans are in line with practise in FTSE 100 and FTSE 250 companies in the UK and with several recently adopted schemes for large JSE listed or dual-listed companies.

The proposed share incentive plans will include participation by executive directors and selected senior employees of Exxaro and Kumba Iron Ore. The purpose of the proposed share incentive plans is to recognise contributions made by selected Exxaro and Kumba Iron Ore employees and to ensure that the Exxaro Group and Kumba Iron Ore Group attract and retain the core competencies required for formulating and implementing the business strategies of Exxaro and Kumba Iron Ore.

The primary intent of the proposed share incentive plans will be to purchase Exxaro and Kumba Iron Ore shares in the market to settle the benefits of the proposed share incentive plans, thus the proposed share incentive plans should not be as dilutive as conventional share option schemes. Exxaro and Kumba Iron Ore will retain the right to issue new Exxaro or Kumba Iron Ore shares at their election to mitigate the risk of a sharp increase in either of their respective share prices, which could expose Exxaro or Kumba Iron Ore to liquidity risk.

In terms of the rules of the proposed share incentive plans, Exxaro (subject to it retaining its HDSA status detailed in paragraphs 4.3 and 4.4 above) and Kumba Iron Ore will be limited to issuing a maximum of 30 million Exxaro or Kumba Iron Ore shares, which represents approximately 10% of the number of issued Exxaro or Kumba Iron Ore shares as at the date of the general meeting. Notwithstanding the foregoing, the Exxaro Group and the Kumba Iron Ore Group may, on instruction of their respective boards of directors and remuneration committees and as a fallback provision only, pay any Exxaro or Kumba Iron Ore employee participating in the proposed share incentive plans an equivalent amount in cash in lieu of any Exxaro or Kumba Iron Ore shares.

The proposed share incentive plans also support the principle of alignment of management and shareholder interests with performance conditions governing the vesting of the proposed share incentive plans' instruments.

A summary of the main terms of the proposed share incentive plans is set out below.

### 12.2 The Share Appreciation Rights Scheme ("SAR")

In accordance with the SAR, Exxaro and Kumba Iron Ore senior employees will receive annual grants of share appreciation rights. Share appreciation rights are rights to receive Exxaro or Kumba Iron Ore shares equal to the value of the difference between the exercise price and the grant price.

The vesting of the share appreciation rights will be subject to performance conditions, over a three-year performance period, set by the remuneration committees of Exxaro and Kumba Iron Ore, as the case may be. If the performance conditions are met, the share appreciation rights will vest and the participants will have seven years to exercise them. Retesting of the performance condition is permitted on the first and second anniversary of the end of the performance period. Share appreciation rights not exercised within seven years from date of grant will lapse.

### 12.3 The Long-Term Incentive Plan ("LTIP")

In accordance with the LTIP, senior Exxaro and Kumba Iron Ore employees will receive conditional share awards annually.

The vesting of a conditional share award, after the performance period, depends on the extent to which the performance conditions, as determined by the remuneration committees of Exxaro and Kumba Iron Ore, as the case may be, have been satisfied. The intended performance period is three years.

Exxaro or Kumba Iron Ore will procure the delivery of Exxaro or Kumba Iron Ore shares to settle the value of the vested portion of the conditional share awards. The conditional share awards which do not vest at the end of the performance period will lapse.

### 12.4 The Deferred Bonus Plan ("DBP")

The purpose of the DBP is to encourage directors and senior employees to utilise part of their after tax bonuses for the purpose of acquiring shares (pledged shares) in Exxaro or Kumba Iron Ore (as the case may be). Participants who own pledged shares will be entitled to all rights in respect of these shares including dividend and voting rights. If the pledged shares are held for the pledge period (usually three years) and the participants remain in the employ

of the company for the pledge period, then the company will provide a matching award of free shares (matching shares). Typically the additional share award is on a one-for-one basis. The DBP reinforces retention and encourages share ownership in Exxaro and Kumba Iron Ore, respectively.

### 12.5 Salient terms of the proposed share incentive plans

The salient terms of the proposed share incentive plans are summarised in Annexure 3 to this circular. The full rules for the proposed share incentive plans are available for inspection at the registered office of Kumba in terms of paragraph 29 below.

### 12.6 Shareholder approval

Kumba shareholders will be asked to approve the resolutions necessary to implement the Exxaro and Kumba Iron Ore proposed share incentive plans at the general meeting.

## 13. PHASING-OUT OF EXISTING SHARE INCENTIVE PLANS

Kumba's existing management share incentive plans consist of the Management Share Option Scheme and Deferred Purchase Scheme, 2005 Long-Term Incentive Plan and 2005 Deferred Bonus Plan. In the event that the transaction becomes unconditional, no further awards will be made in terms of the existing share incentive plans with effect from the record date and the existing share incentive plans will be phased out and replaced by the proposed share incentive plans described in paragraph 12 above.

### 13.1 Management Share Option Scheme and Deferred Purchase Scheme

In order, as far as possible, to place all participants in the Management Share Option Scheme and Deferred Purchase Scheme (collectively, "the schemes") in the position they would have been in if they were shareholders of Kumba at the time of the unbundling, the schemes will continue in Exxaro and in Kumba Iron Ore after the unbundling, subject to certain amendments being made to the Kumba Management Share Option and Deferred Trust Deed and the Trust Deed (as amended) being adopted by Kumba Iron Ore.

#### *13.1.1 Holders of options*

Participants of the schemes who have been granted options will exchange each of their existing Kumba options for an Exxaro option and a Kumba Iron Ore option. The strike price of each existing Kumba option will be apportioned between the Exxaro option and Kumba Iron Ore option with reference to the volume weighted average price at which Exxaro and Kumba Iron Ore trade for the first 22 days post the unbundling.

#### *13.1.2 Holders of deferred purchase shares*

Participants of the schemes who have been granted deferred purchase shares will receive an Exxaro share and a Kumba Iron Ore share for every deferred purchase share held under the original purchase agreement.

#### *13.1.3 Vesting periods*

The options and deferred purchase shares relating to the company that employs the participant will be released on the dates that the original options and deferred purchase shares would have vested. This will ensure that the scheme continues to motivate and retain key employees.

As the options and deferred purchase shares relating to the company that does not employ the participant will have no motivational effect, these options and deferred purchase shares will be released on the earlier of:

- the date that the original options and deferred purchase shares would have vested; or
- 24 months from the unbundling.

The options will lapse 42 months after the unbundling.

No further rights in terms of the schemes will be granted with effect from the record date and the schemes will be replaced by the Exxaro and Kumba Iron SAR, as described in paragraph 12.2 above.

### 13.2 2005 Long-Term Incentive Plan

Prior to the record date, Kumba will have settled in cash all its obligations to participants in terms of the 2005 Long Term Incentive Plan.

The LTIP described in paragraph 12.3 above will replace the 2005 Long-Term Incentive Plan.

### 13.3 2005 Deferred Bonus Plan

Prior to the record date, Kumba will have settled in shares all its obligations to participants in terms of the 2005 Deferred Bonus Plan.

*The DBP described in paragraph 12.4 above will replace the 2005 Deferred Bonus Plan.*

### 13.4 Shareholder approval

Kumba shareholders will be asked to approve the resolutions necessary to effect amendments to the existing share incentive plans. The amendments to be made to the existing share incentive plans are set out in Annexure 12.

## 14. THE MANDATORY OFFER

As a result of the implementation of the transaction, BEE Holdco's interest in Exxaro's issued share capital will exceed 35% and, accordingly, in terms of the SRP Code, BEE Holdco is required to extend a mandatory offer to the shareholders in Exxaro to acquire all of their Exxaro shares on the same terms on which it has acquired control of Exxaro.

Kumba will request a written confirmation from the SRP in terms of Rule 8.1 of the SRP Code allowing BEE Holdco to dispense with the requirement to extend the mandatory offer to Kumba shareholders provided that a simple majority of the independent Kumba shareholders in general meeting waive the requirement for the mandatory offer and vote in favour of the whitewash resolution.

The whitewash resolution requires the approval of a simple majority of independent Kumba shareholders voting in person or by proxy at the general meeting. ASAC and the IDC are not considered independent in respect of the mandatory offer, and will therefore not be eligible to vote on the whitewash resolution.

Kumba shareholders who accept the mandatory offer will be entitled to acquire the suite of instruments in terms of the reinvestment option.

If the whitewash resolution is not approved or if the SRP does not grant exemption from making the mandatory offer, BEE Holdco will make the mandatory offer, in terms of which it will make an offer to Exxaro shareholders to acquire all their Exxaro shares for a cash consideration of R45,99 per Exxaro share.

The full terms of the mandatory offer and the reinvestment option are set out on pages 62 to 70 of this circular.

## 15. THE ASAC REPURCHASE OPTION

### 15.1 Overview and rationale

In the event that Kumba shareholders vote in favour of the whitewash resolution and the SRP gives exemption from making the mandatory offer, ASAC will grant Exxaro the ASAC repurchase option, in terms of which Exxaro can acquire 10 million shares. The shares acquired by Exxaro will be cancelled.

The amount paid to ASAC by Kumba in terms of the ASAC repurchase option will be the *pro rata* repurchase consideration, being R45,99 per Exxaro share.

If the ASAC repurchase option is exercised, Exxaro will issue new Exxaro shares into the market, within a period of 9 months from the transaction completion date and any profit that is realised will be divided between ASAC and Exxaro, with ASAC receiving 66,6% and and Exxaro 33,4% thereof. The ASAC repurchase option must be exercised within 90 days of the transaction completion date.

The rationale for the granting of the ASAC repurchase option is to increase the number of Exxaro shares in the hands of public shareholders to enable Exxaro to meet the minimum shareholder spread requirements of the JSE. Exxaro anticipates that it will comply with the minimum shareholder spread requirements of the JSE pursuant to the application of the strategy outlined in paragraph 4.5 above.

The ASAC repurchase option is a separate transaction and is not inter-conditional with the transaction steps. Exxaro is duly authorised by its articles to effect the ASAC repurchase, subject to the Act and Listings Requirements.

### 15.2 Shareholder approval

The ASAC repurchase option requires the approval of a special resolution of Kumba shareholders present in person or by proxy at the general meeting. As ASAC will be a participant in the ASAC repurchase option, it will not be entitled to vote on the resolution.

### 15.3 Working capital statement

A working capital statement in respect of the ASAC repurchase option will be published in the event that the ASAC repurchase option is exercised.

### 15.4 Independent expert

Should the ASAC repurchase option be exercised, the resultant repurchase will be from a related party. Accordingly, in such circumstances, the independent financial expert will be required to provide a written opinion as to whether, as of the date of such opinion and based upon and subject to matters considered, assumptions used and qualifications set forth therein, the total aggregate cash price to be paid by Exxaro for the Exxaro shares acquired from ASAC in terms of the ASAC repurchase option, from a financial point of view, is fair and reasonable to Exxaro shareholders in such capacity. As at the date of this circular, the independent expert has expressed no view on this matter.

## 16. NAMAKWA SANDS AND BLACK MOUNTAIN TRANSACTIONS

### 16.1 Overview

To position Exxaro strategically as a significant global supplier of titanium dioxide feedstock and zircon, strengthen its position in the South African zinc market and to enhance further the Exxaro investment case, AOL has agreed, subject to certain conditions, including that Exxaro must be empowered, as contemplated in this circular, to grant Exxaro the Namakwa Sands option and the Black Mountain option.

### 16.2 Terms of the options

As separate and independent transactions, AOL has granted Exxaro the Namakwa Sands option and the Black Mountain option, which are each exercisable within a period of 90 days from the transaction completion date. The Namakwa Sands option and the Black Mountain option grant Exxaro, through wholly-owned subsidiaries, the right to acquire:

- Namakwa Sands, as a going concern, for a cash consideration of R2 015 million, subject to the adjustments set out below; and
- 26% of the issued ordinary share capital of Black Mountain SPV for a cash price of R180 million, subject to certain price adjustments. Black Mountain has concluded a longer term offtake agreement in respect of zinc concentrate for Exxaro's zinc metal refinery in Springs, Gauteng Province.

#### *16.2.1 Namakwa Sands adjustments*

The cash consideration of R2 015 million for Namakwa Sands ("the cash consideration") is subject to the following adjustments:

**Capital expenditure on the mineral separation plant ("MSP")**

In November 2005, AOL announced the approval of a R320 million expansion of Namakwa Sands ("MSP 1000 Project"). Any capital expenditure incurred by AOL in respect of the MSP 1000 Project from 1 January 2006 until the completion of the Namakwa Sands transaction (assuming the Namakwa Sands Option is exercised) will be added to the cash consideration. The budgeted amount for 2006 for the MSP 1000 Project is R158 million.

**Tax recoupment**

AOL is likely to be required to pay a tax recoupment in respect of tax allowances previously claimed on capital assets in Namakwa Sands. Exxaro, as the new owner of the Namakwa Sands assets, will receive the benefit of the tax allowances on the acquired capital value, which will reduce future tax payments. Therefore, the cash consideration will be increased by the net present value of the future benefit received by Exxaro once the recoupment suffered by AOL has been determined.

The increased consideration (arising as a result of the tax recoupment incurred by AOL) will be vendor funded by AOL on terms no less favourable than the Exxaro long-term loan facilities.

**Working capital**

The cash consideration will be adjusted for movements in the working capital balances at the completion date of the Namakwa Sands transaction.

#### 16.2.2 *Black Mountain adjustments*

**Working capital**

The cash consideration of R180 million will be adjusted for movements in the working capital balances as at the completion date of the Black Mountain transaction.

**Exploration expenditure**

The Black Mountain purchase price shall be adjusted upwards on a rand for rand basis by an amount equal to any exploration expenditure incurred by AOL, in respect of areas of proximity to the Gamsberg ore body, subject to Exxaro's proportionate share of a maximum of R17 million.

### 16.3 Information on Namakwa Sands

#### 16.3.1 *Production data*

The following table sets out salient production data for Namakwa Sands for the year ended 31 December 2005 and for the interim period ended 30 June 2006:

| kt | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|
| Ore mined | 18 100 | 8 700 |
| Production | | |
| – Ilmenite | 316 | 165 |
| – Rutile | 29 | 14 |
| – Zircon | 129 | 64 |
| Smelter production | | |
| – Slag | 164 | 81 |
| – Iron | 105 | 53 |

#### 16.3.2 *Financial information*

The following table sets out the salient financial information for Namakwa Sands:

| US$ million | Year ended 31 December 2004 | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|---|
| Revenue | 146 | 175 | 89 |
| EBITDA | 37 | 48 | 26 |

#### 16.3.3 *Overview of operations*

Namakwa Sands' mining operations are located at Brand-se-Baai, approximately 60km west of Koekenaap on the west coast of South Africa. Its major assets are:

- a mineral sands mine at Brand-se-Baai in the Western Cape Province, consisting of a mineral sands mine, primary concentrator plants and a secondary concentrator plant;
- a mineral separation plant, located 7km west of Koekenaap which is used to separate ilmenite, rutile and zircon products; and
- the smelter located near Saldanha Bay at which ilmenite is smelted to produce titanium dioxide slag and pig iron.

Further information on the material operating properties and expansion project is set out in the Exxaro revised listing particulars.

## 16.4 Information on Black Mountain

### *16.4.1 Production data*

The following table sets out the salient production data for Black Mountain:

| | Year ended 31 December 2004 | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|---|
| Ore mined (kt) | 1 518 | 1 413 | 759 |
| Ore processed (kt) | 1 500 | 1 350 | 715 |
| *Ore grade processed (%)* | | | |
| Zinc | 2,7 | 3,3 | 3,2 |
| Lead | 3 | 3,7 | 3,9 |
| Copper | 0,5 | 0,4 | 0,4 |
| Production (kt) | | | |
| Zinc in concentrate | 28 | 32 | 15 |
| Lead in concentrate | 38 | 42 | 21 |
| Copper in concentrate | 5 | 3 | 2 |

### *16.4.2 Financial information*

The following table sets out the salient financial information for Black Mountain:

| US$ million | Year ended 31 December 2004 | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|---|
| Turnover | 49 | 80 | 64 |
| EBITDA | 2 | 12 | 13 |

### *16.4.3 Overview of operations*

The Black Mountain mine is located adjacent to the town of Aggeneys in the Northern Cape Province of South Africa.

The Black Mountain base metal mine exploits lead, zinc, copper and silver from the mining of ore from various deposits. The mine produces three concentrates with the zinc concentrate delivered to Kumba's zinc refinery located in Springs, Gauteng Province, South Africa. Lead and copper concentrates, from which silver is also extracted, are exported to various smelters worldwide through the port of Saldanha Bay.

## 16.5 Information on Gamsberg

The Gamsberg zinc project is a large scale, low to medium grade, open pit mine, located adjacent to Black Mountain in the Northern Cape Province. It has an estimated production capacity of up to 300ktpa. A small quantity of production from Gamsberg is currently being mined by underground methods and this is being processed at the established Black Mountain process plant. The presence of manganese precludes the possibility of the export of concentrate product. This has necessitated the development of a refinery at the site.

The Gamsberg zinc project provides for a possible life-of-mine of approximately 30 years, which at 300ktpa of zinc, would be the largest single mine and concentrator in the world.

## 16.6 Further documentation

AOL, the vendor of Namakwa Sands and Black Mountain, is a related party in terms of the Listings Requirements. Accordingly, should the Namakwa Sands option and the Black Mountain option be exercised by Exxaro, the transactions arising therefrom will be implemented in terms of the related party provisions of the Listings Requirements. To the extent required, documentation setting out the details of the options and the assets being acquired in terms thereof and convening a meeting of Exxaro shareholders to approve the acquisitions, will be distributed to Exxaro shareholders. At the date of this circular, the independent expert has expressed no view on this matter.

## 17. CONDITIONS PRECEDENT

The transaction is subject to the fulfilment of the following outstanding conditions precedent:

- approval by Kumba shareholders of the resolutions set out in the notice of general meeting attached to this circular;
- the registration by CIPRO of the special resolutions set out in the said notice of general meeting;
- obtaining of all outstanding requisite regulatory approvals;
- obtaining of third party consents to the cession and delegation of certain contracts in respect of Mafube;
- execution of certain Mafube Phase II agreements;
- restoration of Gold Fields Limited, a wholly owned subsidiary of Eyesizwe Coal, to the Register of Companies in terms of the Act; and
- the determination to the satisfaction of the mezzanine lenders providing financing to BEE Holdco of the share cover ratio as contemplated in the mezzanine debt agreements.

## 18. COMPETENT PERSONS' REPORT

A competent persons' report, prepared in terms of the Listings Requirements has been prepared on Kumba's existing assets as well as on Eyesizwe Coal. This competent persons' report can be downloaded from www.kumbaresources.com

An independent technical advisers' report, which has been extracted from the competent persons' report, is annexed to the Exxaro revised listing particulars.

## 19. FINANCIAL INFORMATION

### 19.1 Abridged financial information

Abridged financial information of Kumba, presented in terms of Rule 21.2(a)(i) of the SRP Code, containing income statements, balance sheets and significant accounting policies, is included as Annexure 4 to this circular.

### 19.2 Financial effects

The table below sets out the *pro forma* financial effects of the transaction on Kumba's published:

- earnings per share and headline earnings per share for the six months ended 30 June 2006, based on the assumption that the transaction had been implemented on 1 January 2006; and
- net asset value and net tangible asset value per share at 30 June 2006, based on the assumption that the transaction had been implemented on 30 June 2006.

The *pro forma* financial effects have been prepared for illustrative purposes only and due to the nature thereof, may not fairly present Kumba's financial position, changes in equity, results of operations or cash flows.

| | Before (cents) | After (cents) | Change (%) |
|---|---|---|---|
| Earnings per share | 348 | 6 343 | 1 723 |
| Illustrative adjusted earnings per share | 348 | 95[1] | (73) |
| Headline earnings per share | 508 | 307 | (40) |
| Net asset value per share | 2 701 | 2 512 | (7) |
| Net tangible asset value per share | 2 680 | 2 087 | (22) |

Note 1: The illustrative adjusted earnings per share figure in the "After" column shows the effect of the transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the transaction.

The *pro forma* financial effects must be read in conjunction with the *pro forma* consolidated balance sheet and income statement contained in Annexure 5 to this circular. The reporting accountants' report on the *pro forma* financial effects and *pro forma* financial information is contained in Annexure 6.

An independent reporting accountants' report on the audited and reviewed historical *pro forma* financial information on Kumba Iron Ore is contained in Appendix 4 to the Kumba Iron Ore pre-listing statement.

### 19.3 *Pro forma* financial information

The *pro forma* balance sheet of Kumba at 30 June 2006, prepared on the assumption that the transaction had been implemented on 30 June 2006, and the *pro forma* income statement for the six months ended 30 June 2006, prepared on the assumption that the transaction had been implemented on 1 January 2006, have been included as Annexure 5 to this circular.

### 19.4 Exercise of the Black Mountain option and the Namakwa Sands option

The table below sets out the *pro forma* financial effects of the transactions that would have arisen from the exercise of the Namakwa Sands option and the Black Mountain option on Kumba's published:

- *pro forma* earnings per share and *pro forma* headline earnings per share for the six months ended 30 June 2006, based on the assumption that the acquisition of Black Mountain and Namakwa Sands had been implemented on 1 January 2006; and
- *pro forma* net asset value and *pro forma* net tangible asset value per share at 30 June 2006, based on the assumption that the acquisition of Black Mountain and Namakwa Sands had been implemented on 30 June 2006.

The *pro forma* financial effects, which are the responsibility of the directors, have been prepared for illustrative purposes only and due to the nature thereof, they may not fairly present Kumba's financial position and performance.

| | **Before[1] (cents)** | **After (cents)** | **Change (%)** |
|---|---|---|---|
| Illustrative adjusted earnings per share | 95 | 93 | (2) |
| Headline earnings per share | 307 | 304 | (1) |
| Net asset value per share | 2 512 | 2 493 | (1) |
| Net tangible asset value per share | 2 087 | 1 920 | (8) |

**Note:**

1. The amounts in the "Before" column have been extracted from the "*Pro forma* after" column of the financial effects table included in paragraph 19.2 above.

The reporting accountants' report on the *pro forma* financial information is contained in Annexure 6.

### 19.5 Reporting accountants' report

The text of the reporting accountants' report on the financial effects of the transaction and the *pro forma* financial information is included in Annexure 6.

### 19.6 Material borrowings

Kumba's material borrowings at the last practicable date are set out in Annexure 7.

## 20. SHARE CAPITAL

The authorised and issued share capital of Kumba, at the last practicable date, as well as after the implementation of the transaction is shown below:

| | **Rand** |
|---|---|
| **At the last practicable date** | |
| ***Authorised share capital*** | |
| 500 000 000 ordinary shares of one cent each | 5 000 000 |
| ***Issued share capital*** | |
| 309 680 011 ordinary shares of one cent each | 3 096 800 |
| Share premium | 3 021 483 611 |
| **After implementation of the transaction** | |
| ***Authorised share capital*** | |
| 500 000 000 ordinary shares of one cent each | 5 000 000 |
| 347 302 815 ordinary shares of one cent each | 3 473 028 |
| Share premium | 5 146 097 885 |

The issued share capital after implementation of the transaction has been based on the number of shares in issue as at the last practicable date. The actual number of shares in issue on the record date may be higher than shown above as a result of the issue of shares in terms of the existing share incentive plans described in paragraph 12 above.

The issued share capital of Exxaro may increase due to the exercising of options between the last practicable date and the last day to trade for the unbundling. The maximum number of shares which could be issued during this period is 11 672 790. It is estimated that 7 million shares will be issued prior to Friday, 17 November 2006, being the last day to trade to participate in the unbundling, the mandatory offer and the *pro rata* repurchase

All issues of Kumba shares in the three years ended on the last practicable date have been pursuant of Kumba's existing share incentive plans. Accordingly, Kumba shares were issued to Kumba employees and executive directors who participate in the existing share incentive plans at the prices at which the options were awarded to them. A total of 11 343 560 Kumba shares were issued at prices ranging from R8,06 to R98,50. A register of shares issued to participants in the share incentive scheme is available for inspection at the registered office of Kumba.

The share price history of Kumba shares on the JSE is included as Annexure 8 to this circular.

## 21. INFORMATION ON DIRECTORS AND SENIOR MANAGEMENT

### 21.1 The directors

| Name, age and qualification<br>*South African if not otherwise indicated* | Functions | Business address |
|---|---|---|
| ***Non-executive*** | | |
| **Allen John Morgan** (58)<br>BSc, BEng (Electrical), Pr Eng | Non-executive chairman<br>Member of the Safety, Health and Environment Committee | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Philip Michael Baum** (51)<br>BCom, LLB, Higher Diploma in Tax Law | Member of the Human Resources and Remuneration Committee | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Barry Erskine Davison** (60)<br>BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (UNISA) | Non-executive director | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Jurie Johannes Geldenhuys** (63)<br>BSc (Eng) (Electrical), BSc (Eng)(Mining), MBA (Stanford), Professional Engineer | Chairman of the Safety, Health and Environment Committee and member of the Human Resources and Remuneration Committee | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Dr Deenadayalen Konar** (51)<br>BCom, CA(SA), MAS, Dcom | Chairman of the Audit Committee | Roger Dyason Road<br>Pretoria West<br>0183 |
| **William Allen Nairn** (61)<br>BSc (Eng) | Member of the Safety, Health and Environment Committee | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Sipho Abednego Nkosi** (51)<br>BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management | Member of the Safety, Health and Environment Committee | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Cedric Michael Langton Savage** (67)<br>BSc Eng, Pr Eng, MBA, ISMP (Harvard) | Non-executive director | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Dr Neil Saul Segal** (65)<br>BSc (Eng), PhD (Phys Chem)(Rand)<br>DPhil (Economics)(Oxon) | Member of the Audit Committee | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Fani Titi** (43)<br>BSc (Hons), MA (University of California), MBA | Member of the Human Resources and Remuneration Committee | Roger Dyason Road<br>Pretoria West<br>0183 |

| Name, age and qualification<br>*South African if not otherwise indicated* | Functions | Business address |
|---|---|---|
| **Polelo Lazarus Zim** (45)<br>BCom, BCom (Hons)(Econ), MCom (Econ) | Non-executive director | Roger Dyason Road<br>Pretoria West<br>0183 |
| ***Executive*** | | |
| **Dr Constantinus Johannes Fauconnier** (58)<br>Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng),<br>MSc (Eng), DEng (Pretoria), MBA (Oregon),<br>DSc (*honoris causa*) (Free State)<br>Strategic Leadership Programme (Oxford)<br>Senior Executive Finance Programme (Oxford) | Chief Executive | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Michael James Kilbride** (54)<br>BSc (Hons)(Min Eng)(RSM), Senior Executive<br>Programme (London Business School) | Business Operations | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Charles Frederick Meintjes** (43)<br>BCom Acc, BCompt (Hons), CA(SA)<br>Advanced Management Programme (Wharton) | Corporate Services | Roger Dyason Road<br>Pretoria West<br>0183 |
| **Dirk Johannes van Staden** (57)<br>BJuris, LLB, Advanced Management<br>Programme (Insead) | Finance | Roger Dyason Road<br>Pretoria West<br>0183 |

## 21.2 Directors' remuneration

***Remuneration policy***

The Human Resources and Remuneration Committee has a clearly defined mandate from the Kumba Board aimed at:

- ensuring that Kumba's chairman, directors and senior executives are fairly rewarded for their individual contributions to Kumba's overall performance;
- ensuring that Kumba's remuneration strategies and packages, including the incentive schemes, are related to performance, are suitably competitive and give due regard to the interests of Kumba shareholders and Kumba's financial and commercial health.

## Summary of remuneration of directors for the financial year ended 31 December 2005

| Rands | Basic salary | Fees for services | Performance bonuses[1] | Benefits and allowances[2] | Retirement fund contributions | Medical fund contributions | Compensation on retirement from executive office | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | | |
| Dr C J Fauconnier | 2 927 187 | | 454 144 | 188 064 | | 21 369 | | 3 278 | 3 594 042 |
| M J Kilbride | 1 594 384 | | 276 242 | 344 367 | 191 547 | 14 993 | | 2 467 | 2 424 000 |
| C F Meintjes | 1 539 004 | | 249 314 | 152 477 | 166 654 | 15 913 | | 2 365 | 2 125 727 |
| D J van Staden | 1 557 136 | | 262 778 | 264 111 | 182 211 | 27 745 | | 2 400 | 2 296 381 |
| R G Wadley[3] | 806 554 | | 113 334 | 190 773 | 88 405 | 7 451 | 1 358 785 | 1 288 | 2 566 590 |
| | | | | | | | | | 13 006 740 |
| *Add:* Share-based payment expense | | | | | | | | | 2 973 434 |
| Total remuneration paid by Kumba | | | | | | | | | 15 980 174 |
| **Non-executive** | | | | | | | | | |
| P M Baum[4] | 165 850 | | 7 215 | | | | | | 173 065 |
| B E Davison[4] | 133 750 | | 4 950 | | | | | | 138 700 |
| T L de Beer | 240 750 | | 10 421 | | | | | | 251 171 |
| J J Geldenhuys | 230 050 | | 9 599 | | | | | | 239 649 |
| Dr D Konar | 219 350 | | 6 648 | | | | | | 225 998 |
| M L D Marole[5] | 87 212 | | 1 480 | | | | | | 88 692 |
| A Morgan[6] *(Chairman)* | 255 017 | | 5 371 | | | | | | 260 388 |
| W A Nairn[4] | 165 850 | | 5 877 | | | | | | 171 727 |
| S A Nkosi | 165 850 | | 6 421 | | | | | | 172 271 |
| C M L Savage | 133 750 | | | | | | | | 133 750 |
| Dr N S Segal | 176 550 | | 5 206 | | | | | | 181 756 |
| F Titi | 165 850 | | 5 258 | | | | | | 171 108 |
| P L Zim[4] | 137 258 | | 4 978 | | | | | | 142 236 |
| | | | | | | | | | 2 350 511 |

**Notes:**

1. All incentive schemes are performance related and were approved by the Kumba Board. The three-tier incentive scheme includes the incentive linked to the Kumba business improvement programme initiatives and applies to all employees throughout the Kumba Group.
2. Include travel and entertainment allowances.
3. Resigned as executive director on 30 June 2005.
4. Fees paid to their respective employers.
5. Resigned as a non-executive director and chairman from the Kumba Board on 15 April 2005.
6. Non-executive director who was appointed as non-executive chairman of the board on 15 April 2005.

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

On 19 January 2005, the Kumba Board implemented an incentive plan in terms of which certain employees would receive an incentive payment for developing and implementating an empowerment transaction which achieved certain objectives. The maximum amounts payable to executive directors of Kumba and Kumba Iron Ore in terms of this incentive plan are set out below:

| | R million |
|---|---|
| C J Fauconnier | 2,2 |
| D J van Staden | 1,2 |
| M J Kilbride | 1,0 |
| C F Meintjes | 0,9 |
| E J Myburgh (Kumba Iron Ore) | 0,7 |
| | **6,0** |

The implementation of the transaction will result in the unwinding of the existing share incentive plans, as described in paragraph 13 of this circular. The unwinding of the 2005 Deferred Bonus Plan will result in the executive directors of Kumba and Kumba Iron Ore receiving Kumba shares as follows:

| | 2005 Deferred Bonus Plan |
|---|---|
| C J Fauconnier | 924 |
| M J Kilbride | 530 |
| C F Meintjes | 475 |
| E J Myburgh (Kumba Iron Ore) | 327 |
| D J van Staden | 511 |

All executive directors' service contracts are subject to six calendar months' notice. Non-executive directors are not bound by service contracts.

### 21.3 Senior management

Kumba senior management comprises the executive directors listed in paragraph 21.1 above as well as the people listed below.

| **Name, age and qualification**<br>*South African if not otherwise indicated* | **Functions** | **Business address** |
|---|---|---|
| **Trevor Arran** (39)<br>BSc (Geology) BSc (Hons)(Econ Geology), AMP, BEP, Dip Project Management | General manager corporate affairs and investor relations | Roger Dyason Road, Pretoria West, 0183 |
| **Fergus Marupen** (41)<br>BA (Hons Psych), BEd, MDip (HR), MBA | General manager human resources | Roger Dyason Road, Pretoria West, 0183 |
| **Erasmus Jacobus Myburgh** (48)<br>BEng (Elec), BSc (Hons) (Energy Studies) MBA, EDP | General manager iron ore | Roger Dyason Road, Pretoria West, 0183 |
| **Marie Viljoen** (59) | Company secretary | Roger Dyason Road, Pretoria West, 0183 |

## 22. DIRECTORS' INTERESTS

### 22.1 Directors' interests in Kumba shares

At the last practicable date, the directors had the following interests in Kumba shares:

| | Beneficial | | Non-beneficial | | | |
|---|---|---|---|---|---|---|
| **Director** | **Direct** | **Non-direct** | **Direct** | **Non-direct** | **Total** | **Percentage** |
| ***Executive*** | | | | | | |
| Dr C J Fauconnier | 21 880 | | | | 21 880 | <0.1% |
| M J Kilbride | | | | | | |
| C F Meintjes | | | | | | |
| D J van Staden | | | | | | |
| ***Non-executive*** | | | | | | |
| P M Baum | | | | | | |
| B E Davison | | | | | | |
| J J Geldenhuys | | | | | | |
| Dr D Konar | 168 | | | | 168 | <0.1% |
| A J Morgan | | | | | | |
| W A Nairn | | | | | | |
| S A Nkosi | | | | | | |
| C M L Savage | | | | | | |
| Dr N S Segal | | | | | | |
| F Titi | | | | | | |
| P L Zim | | | | | | |

There has been no change in the above shareholdings in the six-month period ended on the last practicable date.

### 22.2 Management share option scheme

As at the last practicable date, the executive directors had the following interests in the Kumba management share option scheme:

| Name | Options held | Exercise price | Expiry date |
|---|---|---|---|
| **Dr C J Fauconnier** | 307 520 | 25,85 | 2008/12/03 |
| | 65 440 | 32,80 | 2009/11/01 |
| | 92 880 | 39,30 | 2011/03/16 |
| Total | 465 840 | | |
| **M J Kilbride** | 35 840 | 16,54 | 2010/07/25 |
| | 151 320 | 25.85 | 2008/12/03 |
| | 40 710 | 32,80 | 2009/11/01 |
| | 50 750 | 39,30 | 2011/03/16 |
| Total | 278 620 | | |
| **C F Meintjes** | 20 490 | 16,30 | 2009/01/04 |
| | 24 890 | 16,54 | 2010/07/25 |
| | 135 640 | 25,85 | 2008/12/03 |
| | 35 220 | 32,80 | 2009/11/01 |
| | 48 040 | 39,30 | 2011/03/16 |
| Total | 264 280 | | |
| **D J van Staden** | 37 080 | 16,54 | 2010/07/25 |
| | 141 350 | 25,85 | 2008/12/03 |
| | 35 630 | 32,80 | 2009/11/01 |
| | 49 730 | 39,30 | 2011/03/16 |
| Total | 263 790 | | |

### 22.3 Directors' interests in transactions

S A Nkosi, a non-executive director of Kumba, is a director of and shareholder in Eyesizwe Holdings, the controlling shareholder of Eyesizwe Mining. He is also a director of Eyesizwe Mining and of Eyesizwe Coal. Eyesizwe Mining is one of the Eyesizwe Coal vendors, as set out in paragraph 8.3 above. S A Nkosi is therefore beneficially interested in the Eyesizwe Coal acquisition.

S A Nkosi is also interested in the issue for cash as a result of his indirect interest in BEE Holdco through Eyesizwe Holdings.

F Titi is a non-executive director of Kumba as well as a shareholder and director of Tiso, which will lead the Tiso Consortium in its participation in the transaction. F Titi is interested in the issue for cash as a result of his indirect interest in BEE Holdco through the Tiso Consortium.

Other than as disclosed in this circular and in the Exxaro revised listing particulars, none the existing directors of Kumba, or any of its subsidiaries, has any direct or indirect beneficial interest in any transactions which are or were unusual in their nature or conditions or significant to the business of Kumba or its subsidiaries which were effected:

- during the current or immediately preceding financial year; or
- during an earlier financial period and which remain in any respect outstanding or unperformed.

### 22.4 Interests of proposed directors and proposed senior executives

M D M Mgojo and V Z Mntambo, who are indirect shareholders in Eyesizwe Coal through their interests in Eyesizwe Holdings and Humphrey Mathe, who is anticipated to be a beneficiary of the Eyesizwe Mining Transformation Share Trust, will, subject to the transaction becoming unconditional, be nominated as directors or senior executives of Exxaro.

These proposed directors and senior executives are therefore beneficially interested in the Eyesizwe Coal acquisition and the issue of shares for cash through their indirect shareholdings in BEE Holdco.

## 23. CORPORATE GOVERNANCE

Kumba sees good governance as an important feature of Kumba, underpinned by a multi-stakeholder approach. Stakeholders include Kumba shareholders, employees, customers, the community, Government, resource and service providers.

The Kumba Board, employees and unions have endorsed Kumba's code of ethics. Compliance with Kumba's code of ethics is monitored by the general manager: human resources and the company secretary. Awareness of ethical behaviour is encouraged by regular communication with employees. The Kumba Board accepts its duty to address matters of significant interest and concern to all stakeholders, taking into account greater demands for accountability, and recognising and balancing the interests of all stakeholders for the collective good of Kumba.

### 23.1 Compliance with King Code

The Kumba directors are of the opinion that Kumba complies with the requirements of the second King Report ("King Code"). All entities within Kumba are required to subscribe to the spirit and principles of the King Code. In addition, the King Code is applied to all operating entities of the nature and size identified in the King Code.

### 23.2 Approach to corporate governance

Kumba's approach to corporate governance provides the integrated strategic management framework necessary for the company to achieve the performance standards required to operate in the best interests of its profitability, environment and communities.

The Kumba Board is responsible for:

- directing and controlling the business of Kumba to achieve sustained levels of prosperity and to act in the best interests of Kumba;
- monitoring, guiding and supervising executive management performance against key performance indicators;
- ensuring Kumba manages its business with integrity and in line with best-practice standards;
- adopting strategic plans and monitoring budgeting and operational performance;
- providing a risk management strategy and policy framework;
- approval of financial statements;
- presenting annual financial statements, interim reports and related disclosure requirements;
- delegating authority to Kumba Board committees and executive management;
- administering appointments to and removals from the Kumba Board;
- overseeing succession planning and director selection;
- evaluating Kumba Board performance;
- overseeing compliance with laws and regulations;
- ensuring effective stakeholder communication.

### 23.3 Board composition

The Kumba board comprises 15 directors, of whom four are independent non-executives and four are executives. The chairman, Allen Morgan, is an independent non-executive director.

In categorising the capacity of each director as executive, non-executive or independent, Kumba has been guided by the provisions of the King Code.

To ensure efficient staggering of director rotation, directors are subject to retirement and may be nominated for re-election every three years. The retirement age for non-executive directors is 70 years, becoming effective at the annual general meeting after the date on which they turned 70.

### 23.4 Directors

Kumba's directors are credible, skilled and experienced and bring appropriate judgement to bear on the main issues. Non-executive directors understand Kumba's mission, strategy and business and add specialist expertise to Kumba.

Directors have, in terms of Kumba policy, free access to Kumba's company secretary, and to independent professional advisers, whether in legal, technical or accounting areas, at Kumba's expense. All directors have unrestricted access to all company information and records, as well as to management.

The company secretary operates well-established practices and procedures to familiarise directors with Kumba's operations, senior management, and the business environment and to induct them in their fiduciary duties and responsibilities. Directors can visit operational centres to acquaint themselves better with business operations.

A brief *curriculum vitae* of each of the directors is contained in Annexure 9.

### 23.5 Appointment of directors

In terms of Kumba's articles, the directors have the power at any time to appoint any person as a director, either to fill a casual vacancy or as an addition to the Kumba Board. Any person appointed to fill a casual vacancy or as an addition to the Kumba Board is entitled to retain office only until the next Kumba annual meeting, where such director will retire and be eligible for re-election.

### 23.6 Role of the committees of the Kumba Board

Specific responsibilities have been delegated to the three committees to support the functioning of the Kumba Board:

- Audit Committee;
- Human Resources and Remuneration Committee; and
- Safety, Health and Environment Committee.

These committees serve under written, Kumba Board-approved terms of references, which are reviewed and updated annually. The Kumba Board addresses the performance of the committees as part of an assessment process. The minutes of all Kumba Board committee meetings are presented to the Kumba Board for information.

Experienced, knowledgeable, independent non-executive directors chair all Kumba Board committees. These committees are free to take independent, professional, external advice.

### 23.7 Audit Committee

The Audit Committee comprises two independent non-executive directors and it is required that the committee meets four times per year. This committee assists the Kumba Board with the preparation of Kumba's financial statements and with those of its subsidiaries, and ensures that interim and annual financial statements, and any other formal announcements on Kumba's financial performance, comply with all statutory and Listings Requirements. The focus of the Audit Committee is on, *inter alia*:

- integrity of financial reporting;
- matters relating to financial and internal control, accounting policies, reporting and disclosure;
- ensuring that all risks to which Kumba is exposed are identified and managed in a well-defined process;
- setting the principles for recommending the use of external auditors for non-audit services;
- reviewing and approving external and internal audit plans, findings, reports and fees; and
- basis for the going-concern assumption.

In fulfilling its responsibility of monitoring the integrity of financial reports to shareholders, the audit committee reviews accounting principles, policies and practices adopted in the preparation of public financial information and examines documentation relating to the annual report, annual review, interim report, preliminary announcements and related public reports.

The internal audit function reports directly to the audit committee and is accountable for maintaining company auditing standards, including risk reporting.

### 23.8 Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee comprises three non-executive directors. The chairman is a retired independent non-executive director. Four meetings are scheduled annually, with special meetings called as required. The Human Resources and Remuneration Committee has a mandate from the Kumba Board to:

- ensure that Kumba's chairman, directors and senior executives are rewarded for their individual contributions to overall performance;
- ensure that the Kumba Group's remuneration strategies, packages and schemes are related to the achievement of business objectives and the delivery of shareholder value;
- ensure appropriate human resources strategies, policies and practices;
- review executive and non-executive director succession planning and recommend candidates for positions to the Kumba Board.

### 23.9 Safety, Health and Environment Committee

The SHE committee comprises four non-executive directors, of whom two are independent and two executive directors. This committee formulates and recommends policies, strategies and programmes in all matters affecting safety, health and environment on behalf of Kumba for submission to the Kumba Board. The SHE committee is responsible for ensuring that these policies and programmes are in accordance with legislation, are effectively implemented and that SHE performance is continuously measured and evaluated. Three meetings were held during 2005.

### 23.10 Whistleblowing programme

Kumba adheres to a whistleblowing programme, which is monitored by the audit committee. The programme is aimed at enabling employees, customers, suppliers, managers or other stakeholders, on a confidential basis, to raise concerns in cases where conduct is deemed to be contrary to Kumba's values.

The programme makes available, through an independent service provider, a selection of telephonic, e-mail, web-based and surface mail communication channels, to any person who has information about unethical practices in the Kumba and its managed operations.

### 23.11 Proposed Exxaro and Kumba Iron Ore corporate governance approach

Details of the proposed corporate governance approach for Exxaro and Kumba Iron Ore, which will be implemented should the transaction become unconditional, are included in the Exxaro revised listing particulars and in the Kumba Iron Ore pre-listing statement, respectively, which are distributed together with this circular.

### 23.12 Proposed Exxaro Board

Details of the proposed changes to the Kumba Board, subsequent to the transaction becoming unconditional, are included in the Exxaro revised listing particulars.

## 24. OTHER INFORMATION

### 24.1 Background information on Kumba

Kumba was unbundled from its former parent, Iscor (renamed Mittal with effect from 11 March 2005), in the latter half of 2001 and was listed on the JSE in the same year. Iscor, government-owned until 1989, had been the major integrated South African steel producer for more than 70 years and its mining division, Iscor Mining, had provided security of iron ore and other raw material supply for its steel mills.

In 1989, Iscor was privatised and in 2001 was unbundled into two separately listed mining and steel companies namely Kumba and Iscor, respectively. At the time of the unbundling, the mines developed by Iscor for coal, zinc and certain industrial minerals used in steel production, together with its two iron ore mines and its mineral sands interests became part of Kumba. Since the unbundling, Kumba's main objects has not changed.

Prior to the unbundling, Kumba was a wholly-owned subsidiary of Iscor. Immediately after the unbundling, Kumba's major shareholders were Standard Bank Nominees Tvl (Proprietary) Limited (36,7%), IDC (11,5%), Anglovaal Mining Limited (11,4%), Nedcor Bank Nominees (Proprietary) Limited (9,3%) and First National Nominees (Proprietary) Limited (8,4%). Kumba's current major shareholders are listed in paragraph 24.2 below.

In March 2002, Anglo American plc (acting through ASAC), then holding 9,61% of Kumba's issued share capital, announced its intention to acquire further shares in Kumba. After the announcement, ASAC gradually increased its shareholding in Kumba. When it had acquired 35% of Kumba's issued share capital, it was required, in terms of the SRP Code, to make a mandatory offer to Kumba shareholders. The mandatory offer was implemented and pursuant thereto, in December 2003, Anglo American plc held 66,62% of Kumba's issued share capital.

Background information on Kumba Iron Ore, including Kumba Iron Ore's incorporation, registered office, transfer office and related information is set out in the corporate information section of the Kumba Iron Ore pre-listing statement and in paragraph 3 thereof.

### 24.2 Major shareholders

At the last practicable date, so far as it is known to the directors, the following shareholders had a beneficial interest of more than 5% of Kumba's issued share capital:

| Name | Number of ordinary shares held | Percentage beneficial shareholding |
|---|---|---|
| Anglo American plc | 201 092 500 | 64,9* |
| Industrial Development Corporation | 41 498 615 | 13,4 |

* The shareholding of Anglo American plc is composed of a shareholding of 54,9% (169 999 200 shares) held by ASAC and 10% (31 093 300 shares) held by Stimela Mining (Proprietary) Limited.

### 24.3 Material changes

There have been no material changes in the financial or trading position of Kumba or its subsidiaries between 30 June 2006 and the last practicable date.

### 24.4 Material contracts

Save for the contracts listed below and those required to facilitate the capital structure described in paragraph 24.8 below, the Kumba Group has not at any time entered into any material contracts:

- within the two-year period ending on the last practicable date; or
- at any time and containing an obligation or settlement that is material to the Kumba Group at the last practicable date,

otherwise than in the ordinary course of the business.

All material contracts referred to below are available for inspection in terms of paragraph 29 below.

#### *24.4.1 Agreements relating to the transaction*

The agreements which have been entered into in respect of the transaction, as described in this circular, are summarised in Annexure 13 to this circular.

#### *24.4.2 Hope Downs arbitration*

In 1998, Downs Holdings BV ("DHBV"), a subsidiary of Kumba International BV, formed a joint venture with Hancock Prospecting (Proprietary) Limited ("Hancock"). The objective was to complete a feasibilty study and, if bankable, develop an iron ore mine (the Hope Downs project) in the Pilbara region of Western Australia. The joint venture contract included a provision that, in the event of a change in control of DHBV, Hancock would under certain circumstances have the right to acquire DHBV's share in the Hope Downs project at an agreed value. In December 2003, Hancock gave notice that it intended to purchase DHBV's share in the Hope Downs project, as a result of the acquisition by Anglo American plc of a controlling interest in Kumba and thus in DHBV, which Kumba disputed. Following an unfavourable arbitration award, DHBV entered into an agreement with Hancock to sell its share in the Hope Downs project for A$231 million. The proceeds from the sale of DHBV's share were recognised as a pre-tax receipt of R1,2 billion in Kumba's financial statements for the year ending 31 December 2005.

#### *24.4.3 Exxaro Australia Sands acquisition*

The acquisition by way of a scheme of arrangement pursuant to the Australian Corporations Act 2001 of all of the issued ordinary shares in Exxaro Australia Sands that Kumba did not already own for a cash consideration of A$226 million. Prior to concluding the Exxaro Australia Sands acquisition, Kumba, through a wholly-owned subsidiary, owned 51,54% of the issued share capital of Exxaro Australia Sands.

Details of the material contracts entered into by Kumba Iron Ore, otherwise than in the ordinary course of business:

- within the two-year period ending on the last practicable date; or
- at any time and containing an obligation or settlement that is material to Kumba Iron Ore at the last practicable date,

are detailed in paragraph 8 of the Kumba Iron Ore pre-listing statement.

### 24.5 Incorporation

Kumba was incorporated and registered in South Africa in terms of the Act on 7 June 2000, with the registration number 2000/011076/07, under the name Vicva Investments and Trading Seven (Proprietary) Limited. On 27 March 2001, Vicva Investments and Trading Seven (Proprietary) Limited was converted to a public company and with effect from 2 May 2001 its name was changed to Kumba Resources Limited. Kumba was listed on 26 November 2001.

Subsequent to the implementation of the transaction and the fulfilment of the conditions precedent, Kumba will become known as Exxaro.

## 24.6 Litigation

Other than the Hope Downs arbitration described in paragraph 24.4 above, there are no legal or arbitration proceedings, including proceedings which are pending or threatened and of which Kumba is aware, which may have, or have had in the past 12 months, a material effect on the Kumba Group's financial position.

A litigation statement on Kumba Iron Ore in accordance with the Listings Requirements is set out in paragraph 9 of the Kumba Iron Ore pre-listing statement.

## 24.7 Working capital statement

After considering the terms of the transaction, the directors are of the view that:

- Exxaro and the Exxaro Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of approval of the circular;
- the assets of Exxaro and the Exxaro Group will be in excess of the liabilities of Exxaro and the Exxaro Group for a period of 12 months after the date of approval of the circular. For this purpose, the assets and liabilities have been recognised and measured in accordance with the accounting policies used in Kumba's latest reviewed consolidated interim financial statements for the six-month period ended 30 June 2006;
- the share capital and reserves of Exxaro and the Exxaro Group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of the circular;
- the working capital of Exxaro and the Exxaro Group will be adequate for the ordinary business purposes for a period of 12 months after the date of approval of the circular.

## 24.8 Capital structure

Pursuant to the implementation of the transaction, Kumba will repay its existing long and short term borrowings of approximately R2 billion with the exception of Exxaro Australia Sands' term facilities of US$75 million, which will be retained. In addition to normal working capital facilities, Exxaro will raise seven year term facilities amounting to R2,6 billion which, together with the proceeds of the equity raising, will enable Exxaro to implement the transaction. Further information on these facilities is contained in Annexure 5 of the Exxaro revised listing particulars.

In addition, Anglo Finance has made a seven-year term facility available to Exxaro to fund any adjustment to the Namakwa Sands cash consideration as described in paragraph 16.2.1 of this circular, should Exxaro exercise the Namakwa Sands option.

Exxaro's debt balance immediately after implementation of the transaction, prior to the exercise of the Namakwa Sands and Black Mountain options, will be approximately R1,1 billion.

SIOC will, in addition to normal working capital, raise a R2,84 billion three-year facility as well as a R660 million one-year facility to fund its expansion projects. In addition, a one-year stand-by facility of R750 million is available from Anglo Finance. Further information on these facilities is contained in the Kumba Iron Ore pre-listing statement.

### 24.9 Costs of the transaction

The estimated costs to Exxaro of implementing the transaction are approximately R109 million and comprise:

| Service provider | Work performed | Estimated cost R'000 |
|---|---|---|
| **Consulting fees and due diligence** | | |
| Rand Merchant Bank | Advisory work | 37 500 |
| SRK Consulting | Competent Persons' Report | 9 736 |
| Citigroup | Independent financial adviser | 6 000 |
| Ince (Pty) Limited | Printing of Kumba circular, Exxaro revised listing particulars and Kumba Iron Ore pre-listing statement | 6 000 |
| CRA International | Competition analysis | 3 113 |
| CLS Consulting Services | Due diligence | 1 976 |
| Deloitte & Touche | Reporting accountant and due diligence fees | 1 750 |
| KPMG | Due diligence | 1 410 |
| Various parties | Various services | 1 526 |
| | | **69 011** |
| **Debt-related fees** | | |
| Nedbank and Rand Merchant Bank | Loan raising fees | **22 500** |
| **Legal fees** | | |
| Webber Wentzel Bowens | Legal services | 6 507 |
| Deneys Reitz Inc | Legal services | 5 987 |
| CLS Consulting Services | Legal services | 2 082 |
| Linklaters | Legal services | 1 349 |
| Various attorneys and legal advisors | Legal services | 1 140 |
| | | **17 065** |
| Total | | **108 576** |

## 25. DIRECTORS' RESPONSIBILITY STATEMENT

Insofar as the information in this circular relates to Kumba and Exxaro, the directors, whose names appear on page 20 of this circular, collectively and individually, accept full responsibility for the accuracy thereof and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading, and all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law, the Listings Requirements and the SRP Code.

## 26. OPINIONS AND RECOMMENDATIONS

The directors have considered the terms and conditions of the transaction and are of the opinion that such terms and conditions are in the best interests of Kumba and its shareholders. The directors accordingly recommend that shareholders vote in favour of the resolutions necessary to implement the transaction. All the directors who hold shares in Kumba, other than those directors who are participants in the incentive plans related to the transaction as described in paragraph 21.2 above and who are precluded from voting at the general meeting, will vote in favour of the resolutions necessary to implement the transaction.

## 27. CONSENTS

The merchant bank, attorneys, corporate law advisers, lead sponsor, joint sponsor and transfer secretaries to Kumba have consented in writing to act in the capacities stated and to their names being published in this circular and have not withdrawn their consents prior to the publication of this circular.

The reporting accountants, independent technical adviser and the independent expert have consented in writing to their names and reports being included in this circular in the form and context in which they appear and have not withdrawn their consent prior to the publication of this circular. Their consents are available for inspection in terms of paragraph 29 below.

## 28. GENERAL MEETING

A general meeting of Kumba shareholders will be held at Kumba's registered office, Roger Dyason Road, Pretoria West, at 10:00 on Thursday, 2 November 2006 to consider and, if deemed fit, pass with or without modification, the special and ordinary resolutions set out in the notice of general meeting attached to and forming part of this circular.

The notice of the general meeting and a form of proxy (blue) are attached to and form part of this circular for use by Kumba certificated shareholders and dematerialised own name shareholders who are unable to attend the general meeting, but wish to be represented thereat. Duly completed forms of proxy must be lodged with the transfer secretaries by no later than 10:00 on Tuesday, 31 October 2006.

Dematerialised Kumba shareholders without "own name" registration, should advise their CSDP or broker if they wish to attend the general meeting in person, or if they wish to send a proxy to represent them at the general meeting. The CSDP or broker will issue the necessary letter of authority or form of proxy for such dematerialised Kumba shareholders or their proxy to attend the general meeting.

## 29. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any day (excluding Saturdays, Sundays and public holidays) at the registered address of Kumba from 9 October 2006 until 2 November 2006:

- Kumba's memorandum and articles;
- the competent persons' report;
- the material contracts, including the agreements relating to the transaction, as set out in paragraph 24.4 above;
- the audited annual financial statements of Kumba for each of the last three financial years ended 31 December 2005 and the interim financial statements for the six months ended 30 June 2006;
- the report of the reporting accountants on the *pro forma* financial information and financial effects;
- the opinion of the independent expert with respect to the mandatory offer;
- the opinion of the independent expert with respect to the small related party acquisition of ASAC's interests in Eyesizwe Coal;
- consent letters of the merchant bank, reporting accountants, attorneys, corporate law advisors, independent technical adviser and sponsors; and
- summaries of directors' service agreements.

By order of the Kumba Board.

**Dr C J Fauconnier**
*Chief Executive*

**D J van Staden**
*Executive Director Finance*

Pretoria
9 October 2006



**KUMBA** RESOURCES

# Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

# BEE Holdco

## Main Street 333 (Proprietary) Limited

(Incorporated in the Republic of South Africa)
(Registration number 2005/025692/07)

**Kumba directors**

***Non-executive***

A J Morgan* *(Non-Executive Chairman)*
P M Baum
B E Davison
J J Geldenhuys*
Dr D Konar*
W A Nairn
S A Nkosi
C M L Savage
Dr NS Segal*
F Titi
P L Zim

***Executive***

Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

* Independent

**BEE Holdco directors**

***Non-executive***

V Z Mntambo *(Chairman)*
U Khumalo
M D M Mgojo
P K V Ncetezo
S A Nkosi
N L Sowazi
D R Zihlangu

## CONDITIONAL MANDATORY OFFER TO EXXARO SHAREHOLDERS

The mandatory offer for Exxaro shares described herein is not being, and will not be, made, directly or indirectly, in or into Canada, Japan, Republic of Ireland, Australia or any other jurisdiction outside South Africa in which the mandatory offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. BEE Holdco will not be permitted to accept, directly or indirectly, any tenders made, in connection with the tender offer, in or from any of the foregoing jurisdictions.

The description of the reinvestment option and the suite of instruments contained herein is included for information purposes only and does not constitute an offer of securities for sale. If the whitewash resolution is not approved, and if the reinvestment option waiver resolution is not approved, or if the SRP does not grant exemption from making the mandatory offer, the reinvestment option will not be made available to Kumba shareholders in the US, the UK, Canada, Japan, Australia or the Republic of Ireland or any other jurisdiction outside South Africa in which the offer, sale or delivery of such securities would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Securities may not be offered for sale or sold in the US unless they are registered under the US Securities Act or exempt from registration. The suite of instruments described herein have not been and will not be registered under the US Securities Act or under any US state securities laws, and may not be offered, sold or delivered within the US, the UK, Canada, Japan, Australia, the Republic of Ireland or any other jurisdiction outside South Africa in which the offer, sale or delivery of such securities would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations, or to, or for the account or benefit of, any national, resident or citizen of any of the foregoing jurisdictions.

Neither the SEC nor any US state securities commission has approved or disapproved the suite of instruments or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

## 1. DEFINITIONS

The definitions used on pages 62 to 70 of this circular relating to the mandatory offer are the same as those set out in the "Interpretations and definitions" section of this circular, commencing on page 9.

## 2. INTRODUCTION

As a result of the implementation of the transaction, BEE Holdco's interest in Exxaro's issued share capital will exceed 35% and, accordingly, in terms of the SRP Code, BEE Holdco is required to extend a mandatory offer to the shareholders in Exxaro, other than ASAC and the IDC, to acquire all of their Exxaro shares on the same terms on which it has acquired control of Exxaro.

In the event that the whitewash resolution is not approved or the SRP does not grant exemption from making the mandatory offer, BEE Holdco will make an offer to all eligible Exxaro shareholders to acquire all their Exxaro shares on the terms and conditions set out below.

## 3. TERMS OF THE MANDATORY OFFER

If the transaction becomes unconditional and the whitewash resolution is not approved or the SRP does not grant exemption from making the mandatory offer, BEE Holdco will make the mandatory offer, in terms of which it will make an offer to eligible Exxaro shareholders to acquire all their Exxaro shares for a cash consideration of R45,99 per Exxaro share.

The offer will open at 09:00 on Friday, 3 November 2006 and will close at 12:00 on Friday, 24 November 2006.

The consideration to which any eligible Exxaro shareholder is entitled in terms of the mandatory offer will be paid in full without regard to any lien, right of set-off, counterclaim of other right to which BEE Holdco may otherwise be, or claim to be, entitled to against such eligible Exarro shareholder.

## 4. SALIENT DATES

| | **2006** |
|---|---|
| Mandatory offer opens **(assuming the whitewash resolution is not approved)** on | Friday, 3 November |
| Last day to trade to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on | Friday, 17 November |
| Record date to participate in the mandatory offer **(assuming the whitewash resolution is not approved)** on | Friday, 24 November |
| Mandatory offer closes **(assuming the whitewash resolution is not approved)** at 12:00 on | Friday, 24 November |
| **Assuming the whitewash resolution is not approved**, cheques in respect of the mandatory offer consideration will be posted, by ordinary post, at the risk of the certificated Kumba shareholders concerned, to certificated Kumba shareholders, and dematerialised Kumba shareholders will have their accounts at their CSDP or broker updated and credited on | Tuesday, 28 November |

## 5. PROCEDURE FOR ACCEPTANCE OF THE MANDATORY OFFER

Offerees who do not wish to accept the mandatory offer need take no further action and will be deemed to have rejected the offer.

### 5.1 Dematerialised eligible Exxaro shareholders

Dematerialised eligible Exxaro shareholders who elect to accept the offer must notify their duly appointed CSDP or broker, as the case may be, of their acceptance of the offer in the time and manner stipulated in the custody agreement governing their relationship with their CSDP or broker. Such dematerialised shareholder must not complete the attached form of acceptance and surrender (yellow).

### 5.2 Certificated eligible Exxaro shareholders and who accept the offer

Certificated eligible Exxaro shareholders who elect to accept the offer must complete the attached form of acceptance and surrender (yellow) and return it in an envelope marked "**Exxaro Offer**", to the transfer secretaries at 70 Marshall Street Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107), South Africa together with the relevant document(s) of title, to be received by the transfer secretaries by no later than 12:00 on the closing date.

No receipt will be issued for documents of title surrendered unless specifically requested. Offerees requiring receipts must prepare a receipt and forward it to the transfer secretaries together with their document(s) of title surrendered.

If document(s) of title relating to any offer shares to be surrendered are lost or destroyed, certificated offer participants should nevertheless return the form of acceptance and surrender (yellow) duly signed and completed, together with an indemnity form (duly completed) obtainable from the transfer secretaries.

BEE Holdco may dispense with the surrender of such document(s) of title upon production, by no later than 17:00 on the day prior to the closing date, of evidence satisfactory to BEE Holdco that the document(s) of title to the offer shares in question have been lost or destroyed and upon provision of a suitable indemnity on terms satisfactory to BEE Holdco. Indemnity forms are obtainable from the transfer secretaries.

Acceptances of the offer sent through the post are sent at the risk of the offeree concerned. If any person who is not a registered eligible Exxaro shareholder surrenders documents of title in respect of offer shares, together with a transfer form for the registration of such shares purporting to have been properly completed by the registered holder thereof, such person shall be entitled to receive payment of the offer consideration pursuant to acceptance of the offer, provided that:

- such person proves to the satisfaction of BEE Holdco that the relevant stamp duty payable has in fact been paid in respect of the proposed registration of transfer of such offer shares;
- the offer consideration has not already been delivered or posted to the registered holder of such offer shares;
- such person may be required by BEE Holdco, in its sole discretion, to furnish an indemnity in a form and on terms acceptable to BEE Holdco, against any loss or damage, payment or expense which BEE Holdco may suffer or incur by reason of or arising from the payment of the offer consideration to such person.

If a form of acceptance and surrender (yellow) is rejected due to non-compliance with the instructions contained therein, then the offeree concerned will be deemed not to have accepted the offer. BEE Holdco may nevertheless, in its sole discretion, condone the non-observance by any offeree of any of the terms of the offer.

## 6. ACCEPTANCES IRREVOCABLE

All acceptances of the offer received by the transfer secretaries, CSDPs or brokers, as the case may be, and treated as valid by them shall be irrevocable.

In respect of certificated eligible Exxaro shares, BEE Holdco reserves the right in its sole and absolute discretion, to:

- treat as invalid forms of acceptance and surrender (yellow) not accompanied by valid documents of title;
- treat as invalid forms of acceptance and surrender (yellow) not properly completed; or
- require proof of the authority of the person signing the form of acceptance and surrender (yellow) where such proof has not yet been lodged with or recorded by the transfer secretaries.

Eligible Exxaro shareholders may accept the offer in respect of all or part of their holding of offer shares or may decline the offer by taking no action.

**Eligible Exxaro shareholders should note that upon acceptance of the offer, they must not trade in the shares in respect of which the offer has been accepted.**

## 7. SETTLEMENT OF THE OFFER CONSIDERATION

The offer consideration due to dematerialised offer participants will be paid within five business days of the closing date of the mandatory offer into his account with his CSDP or broker, at his risk, and dealt with in terms of the custody agreement entered into between the offer participant and his CSDP or broker.

The offer consideration due to certificated offer participants will, unless prior arrangements have been agreed to with BEE Holdco, be posted, by ordinary post, to such offer participants, at such offer participant's risk, to his address reflected in the form of acceptance and surrender, or if there is no address on the form of acceptance and surrender, to the address reflected on the register of members of Exxaro. This will take place within five business days of the closing date of the mandatory offer, provided the form of acceptance and surrender together with the relevant document(s) of title (in negotiable form) have been received by the transfer secretaries.

If the offer consideration is returned undelivered, the offer consideration will be held in trust by BEE Holdco until claimed and no interest will accrue thereon. This and the preceding paragraph do not apply to dematerialised shares held by offer participants.

The settlement of the offer consideration will, if applicable, be made subject to the Exchange Control Regulations.

## 8. THE REINVESTMENT OPTION

### 8.1 Background

To facilitate the ownership of Exxaro shares by HDSAs, the IDC and ASAC have entered into the following transactions.

The IDC has funded the acquisition of Exxaro shares by BEE Holdco and BEE Women's Group by:

- disposing of 34 436 840 Exxaro shares at R46,53 per Exxaro share to BEE Holdco in consideration for BEE Holdco IDC preference shares in the amount of R1 208 million and BEE Holdco ordinary shares in the amount of R394 million;
- disposing of 7 061 773 Exxaro shares at R40,91 per Exxaro share to BEE Women's Group SPV in consideration for BEE Women's Group SPV preference shares in the amount of R282 million and R7 million in cash.

ASAC will sell 79 717 417 Exxaro shares to BEE Holdco for R35,75 per share. The purchase consideration will be settled through the issue by BEE Holdco of 79 717 417 BEE Holdco ASAC preference shares to ASAC. The dividends received by ASAC on the BEE Holdco ASAC preference shares will be equal to the dividends received by BEE Holdco on the Exxaro shares sold to BEE Holdco by ASAC.

BEE Holdco will advance a *loan of R2 850 million to* Anglo Finance, earning interest at approximately 10,7% per annum. Anglo Finance has provided BEE Holdco with a third party guarantee in respect of its obligations arising from the loan from Anglo Finance.

### 8.2 Mechanism

**The attention of all eligible Exxaro shareholders who are citizens of, or who have a registered address in, jurisdictions outside of South Africa is drawn to paragraph 10.2 below.**

In the event that the reinvestment option waiver resolution is not approved, the reinvestment option will be available to non-excluded Exxaro shareholders. In terms of the SRP Code, non-excluded Exxaro shareholders will be provided with the opportunity to acquire a suite of instruments comprising a combination of BEE Holdco ordinary shares, BEE Holdco IDC preference shares, BEE Holdco ASAC preference shares and BEE Women's Group SPV preference shares on the same terms and conditions as ASAC and IDC.

Exxaro shareholders electing the reinvestment option will also be obliged to receive a loan from BEE *Holdco on the* same terms and conditions as that made to Anglo Finance, and will be required to provide BEE Holdco with a guarantee in respect of repayment of the loan, and the interest thereon, on the same terms as the guarantee obtained by Anglo Finance in respect of its obligation to BEE Holdco.

In terms of the Exchange Control Regulations, only non-excluded Exxaro shareholders, being eligible Exxaro shareholders who have accepted the mandatory offer and are residents of the common monetary area, will be eligible to participate in the reinvestment option.

In the event that the whitewash resolution is not approved, or the SRP does not waive the requirement for the mandatory offer, and the mandatory offer becomes unconditional, Kumba shareholders, excluding ASAC and the IDC, will be asked to approve the reinvestment option waiver resolution.

In the event that the reinvestment option waiver resolution is not passed, eligible Exxaro shareholders wishing to acquire the suite of instruments on the same terms and conditions as ASAC and the IDC are required to take the following steps:

- such shareholders should accept the mandatory offer in accordance with the procedures set out in paragraph 5 which will result in them receiving the cash consideration of R45,99 per share;
- such shareholders will then be entitled to utilise a portion of such proceeds to acquire the suite of instruments from ASAC and the IDC.

The table below sets out the basis on which eligible Exxaro shareholders will be able to participate in the reinvestment option.

| Instrument | Entitlement to instrument per 100 Exxaro shares sold in terms of the *mandatory offer* | Subscription price per instrument (Rand) |
|---|---|---|
| BEE Holdco ASAC preference shares | 32,86 | 35,75 |
| BEE Holdco ordinary shares | 6,18 | 26,26 |
| BEE Holdco IDC preference shares | 10,71 | 46,53 |
| BEE Women's Group SPV preference shares | 2,91 | 40,91 |

The mechanism set out above will result in Exxaro shareholders electing to participate in the reinvestment option investing 42,5% of the proceeds received in terms of the mandatory offer in the suite of instruments and receiving proportionately the same entitlement to the suite of instruments as ASAC and the IDC in aggregate have received.

## 8.3 Overview of the suite of instruments

### *8.3.1 BEE Holdco capital structure*

The *pro forma* balance sheet of BEE Holdco, based on the assumption that the transaction is implemented, is as follows:

| | R million |
|---|---|
| **Equity** | |
| 98 095 901 BEE Holdco ordinary shares | 2 509 |
| 79 717 417 BEE Holdco ASAC preference shares | 2 850 |
| 25 971 117 BEE Holdco IDC preference shares | 1 209 |
| **Debt** | |
| Senior | 1 600 |
| Mezzanine | 1 374 |
| | 9 542 |
| **Assets** | |
| Loan to ASAC | 2 850 |
| 186 550 873 Exxaro shares, at cost | 6 692 |
| | 9 542 |

### *8.3.2 BEE Holdco ordinary shares*

Holders of BEE Holdco ordinary shares may dispose of such shares at any time, but only to an HDSA approved by ASAC and the other shareholders of BEE Holdco and after first offering such shares to the other shareholders of BEE Holdco.

With regard to dividend policy, for so long as BEE Holdco has mezzanine debt outstanding, all amounts received by BEE Holdco from Exxaro shall be applied and distributed in accordance with and subject to the terms of the financing arrangements.

### *8.3.3 BEE Holdco ASAC preference shares*

BEE Holdco will acquire 79 717 417 Exxaro shares from ASAC, and will issue the same number of BEE Holdco ASAC preference shares to ASAC. Each BEE Holdco ASAC preference share will pay a dividend equal to the dividend paid by Exxaro on an Exxaro share.

The BEE Holdco ASAC preference shares will be redeemed at R35,75 each after seven years.

For each BEE Holdco ASAC preference share acquired in terms of the reinvestment option, the holder of such preference share will receive an amount of R35,75 from Anglo Finance, and will be obliged to take cession of Anglo Finance's obligation to repay R35,75 to BEE Holdco after 7 years under the Anglo Finance/BEE Holdco loan (through entering into a *pro forma* agreement with BEE Holdco and Anglo Finance) and will be obliged to pay interest on the amount due to BEE Holdco at approximately 10,7% per annum.

In order to be eligible to take cession of Anglo Finance's obligation to repay the Anglo Finance/BEE Holdco loan, Exxaro shareholders will need to obtain a guarantee with a financial institution of equivalent standing in favour of BEE Holdco in respect of repayment of the Anglo Finance/BEE Holdco loan as well as interest thereon.

The salient terms of the BEE Holdco ASAC preference shares are set out below:

| Description | Cumulative, variable rate, redeemable |
|---|---|
| Nominal value | R2 850 000 000 |
| Number of shares | 79 717 417 |
| Par value | 1 cent |
| Dividends | Dividends are equal to the ordinary dividend received by BEE Holdco in respect of 79 717 417 ordinary shares held in Exxaro ("ASAC Reserved Shares") |
| Final Redemption Date | 7th anniversary of the Issue Date |
| Issue Date | Transaction completion date |

| Description | Cumulative, variable rate, redeemable |
|---|---|
| Dividend Payments | Upon receipt of dividend on ASAC Reserved Shares |
| Penalty Interest Rate on non-redemption | Prime Rate + 6% (nacm) |
| Early repayment events | Events standard for instruments of this nature including cross-default to third party debt raised in BEE Holdco partially serviced through dividends received from Exxaro ("Third Party Lenders Mezzanine Facility"), insolvency proceedings, attachment of material assets and failure to comply with judgements |
| Transferability | The preference shares cannot be transferred or sold to any third party prior to the Final Redemption Date |

nacm = nominal annual compounded monthly

### 8.3.4 *BEE Holdco IDC preference shares*

The salient terms of the BEE Holdco IDC preference shares are set out below:

| Description | Cumulative, variable rate, redeemable |
|---|---|
| Par value | 1 cent |
| Dividend Rate | The Prime Rate + 0.15% (nacm) |
| Final Redemption Date | 7th anniversary of the Issue Date |
| Issue Date | Transaction completion date |
| Dividend Payments | Semi-annually in arrears, limited to a portion of the dividends received by BEE Holdco from Exxaro after administrative expenses of BEE Holdco have been paid, on a *pari passu* basis with the Third Party Lenders Mezzanine Facility and Anglo Finance Facility.<br>Dividends are cumulative |
| Penalty Interest Rate on non-redemption | Prime Rate + 6% (nacm) |
| Early repayment events | Events standard for instruments of this nature including cross-default to third party debt raised in BEE Holdco partially serviced through dividends received from Exxaro ("Third Party Lenders Mezzanine Facility"), insolvency proceedings, attachment of material assets and failure to comply with judgements |
| Transferability | The preference shares cannot be transferred or sold to any third party prior to the Final Redemption Date |

### 8.3.5 *BEE Women's Group SPV preference shares*

The *pro forma* balance sheet of the BEE Women's Group SPV, based on the assumption that the transaction is implemented, is as follows:

| | R million |
|---|---|
| **Equity** | |
| 11 001 780 BEE Women's Group SPV preference shares | 289 |
| **Total equity** | **289** |
| **Assets** | |
| 11 001 780 BEE Holdco ordinary shares at cost | 289 |
| **Total assets** | **289** |

The BEE Women's Group SPV preference shares pay a preference dividend calculated such that the holder of the preference share earns a real after tax internal rate of return of 8% on the subscription price. The Women's Group SPV preference shares will also entitle the holder thereof to 30% of the capital appreciation on the underlying Exxaro shares held by the BEE Women's Group SPV.

### 8.4 Valuation of the suite of instruments

The table below shows the cost of the suite of instruments to ASAC and the IDC (which is the same as the amount for which Exxaro shareholders can acquire these instruments from ASAC and the IDC) as well as the midpoint valuation placed on the instruments by the independent expert.

The independent expert's midpoint valuations as set out in this paragraph 8.4 are based on and subject to the matters considered, assumptions and methodologies used and qualifications set forth in the valuation letter dated 13 September 2006, delivered to Kumba by the independent expert.

| | Subscription price per instrument (Rand) | Independent expert's midpoint valuation (Rand) |
|---|---|---|
| BEE Holdco ASAC preference shares | 35,75 | 23,12 |
| BEE Holdco ordinary shares | 26,26 | 32,85 |
| BEE Holdco IDC preference shares | 46,53 | 35,05 |
| BEE Women's Group SPV preference shares | 40,91 | 27,90 |

The calculation below shows the financial impact on an Exxaro shareholder who accepts the mandatory offer in respect of 100 Exxaro shares and elects to acquire the suite of instruments from ASAC and the IDC.

| | *Number of* instruments | Subscription price per *instrument* (Rand) | *Total cost* (Rand) | Independent expert's midpoint valuation (Rand) |
|---|---|---|---|---|
| BEE Holdco ASAC preference shares | 32,86 | 35,75 | 1 175 | 760 |
| BEE Holdco ordinary shares | 6,18 | 26,26 | 162 | 203 |
| BEE Holdco IDC preference shares | 10,71 | 46,53 | 498 | 375 |
| BEE Women's Group SPV preference shares | 2,91 | 40,91 | 119 | 81 |
| | | | 1 954 | 1 419 |

In the above example, the Exxaro shareholder would also receive a loan in the amount of R1 175 from BEE Holdco and would be required to provide a guarantee from a financial institution in respect of the repayment of this amount, as well as the payment of interest thereon. Such loan is repayable on the seventh anniversary of the transaction completion date.

### 8.5 Procedure for acceptance

Eligible shareholders who wish to acquire the suite of instruments on the same terms and conditions as ASAC and the IDC, notwithstanding the advice of the Kumba Board in paragraph 16 below not to exercise the reinvestment option, should contact the Kumba Shareholder Information Line as described on the inner front cover of this circular and register their interest in the reinvestment option. Exxaro will make the necessary arrangements for such persons to enter into the *pro forma* legal agreements necessary for them to acquire the suite of instruments from ASAC and the IDC.

Shareholders who have not registered their interest to reinvest in the suite of instruments by 12:00 on Friday, 1 December 2006 will be deemed to have waived their rights to do so.

## 9. KUMBA AND ITS DIRECTORS' INTERESTS

### 9.1 Kumba's interests in BEE Holdco shares

At the last practicable date, Kumba and its subsidiaries held no BEE Holdco shares.

### 9.2 Kumba directors' interests in BEE Holdco shares

At the last practicable date, no Kumba directors held any BEE Holdco shares.

### 9.3 Kumba directors' interests in Kumba shares

Kumba directors' interests in Kumba shares are disclosed in paragraph 22.1 of this circular.

## 10. BEE HOLDCO AND ITS DIRECTORS' INTERESTS

### 10.1 BEE Holdco directors' interests in Kumba shares

At the last practicable date, none of the directors of BEE Holdco whose names appear on page 62 of this circular, had any interest in Kumba shares.

### 10.2 BEE Holdco's interests in Kumba shares

At the last practicable date, BEE Holdco and its subsidiaries held no Kumba shares.

## 11. FOREIGN EXXARO SHAREHOLDERS

The mandatory offer to persons resident in, or who are citizens of, or who have a registered address in, jurisdictions outside of South Africa may be affected by laws of the relevant jurisdiction. Such persons should consult with their professional advisers and inform themselves about any applicable legal requirements, which they are obligated to observe. It is the responsibility of any such offerees wishing to accept the offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith.

The mandatory offer is not being, and will not be, made, directly or indirectly, in or into Canada, Japan, Australia and the Republic of Ireland or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. BEE Holdco will not be permitted to accept, directly or indirectly, any tenders made, in connection with the mandatory offer, in or from any of the foregoing jurisdictions.

In terms of the Exchange Control Regulations, only non-excluded Exxaro shareholders, being eligible Exxaro shareholders who have accepted the mandatory offer and who are residents of the common monetary area, will be eligible to participate in the reinvestment option.

## 12. CASH CONFIRMATION

The cash consideration payable by BEE Holdco under the mandatory offer shall be funded by a loan from ASAC. ASAC will ultimately acquire the shares acquired by BEE Holdco in terms of the mandatory offer.

The SRP has received confirmation from an appropriate party that BEE Holdco has adequate funds to fulfill its obligations should the mandatory offer not be waived or the SRP does not grant exemption from making the mandatory offer.

## 13. SPECIAL ARRANGEMENTS

Other than for the involvement of Anglo American plc and the IDC, which are shareholders in Kumba, and SA Nkosi and F Titi, who are directors of Kumba, in the transaction, as fully described in the circular of which this Mandatory Offer to Exxaro shareholders forms part, no agreement, arrangement or understanding exists between BEE Holdco, or any persons acting in concert with it and

- any Kumba directors or persons who were directors within the 12 months ended on the last practicable date; or
- holders of Kumba shares or persons who held Kumba shares within the 12 months ended on the last practicable date,

which have any connection with or dependence upon the offer.

## 14. EXCHANGE CONTROL CONSIDERATIONS

The Exchange Control implications in respect of the mandatory offer are the same as those set out in paragraph 7.6 of the circular in respect of the *pro rata* repurchase.

The reinvestment option is only available to eligible Exxaro shareholders who are residents of the common monetary area.

## 15. DIRECTORS' RESPONSIBILITY STATEMENT

Insofar as the information in the section relating to the mandatory offer, set out on pages 62 to 70 of this circular, relates to Kumba and Exxaro, the directors of Kumba, collectively and individually, accept full responsibility for the accuracy thereof and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading, and all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law, the Listings Requirements and the SRP Code.

Insofar as the information in the section relating to the mandatory offer, set out on pages 62 to 70 of this circular, relates to BEE Holdco, the directors of BEE Holdco, collectively and individually, accept full responsibility for the accuracy thereof and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading, and all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law, the Listings Requirements and the SRP Code.

## 16. OPINIONS AND RECOMMENDATIONS

The Kumba Board appointed an independent sub-committee to consider the terms and conditions of the mandatory offer. The independent expert has provided the independent sub-committee with a written opinion dated 13 September 2006 that, were the mandatory offer to be made as of that date, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the offer consideration of R45,99 per share to be received by Kumba shareholders who accept the mandatory offer, from a financial point of view, would be fair and reasonable to Kumba shareholders.

The independent financial expert's opinion is included as Annexure 1 to this circular.

The independent sub-committee has considered the terms and conditions of the mandatory offer and has considered all other matters that it deemed relevant or necessary to review in connection with its evaluation of the mandatory offer, including the opinion of the independent expert and, after such consideration, has determined that, were the mandatory offer to be made as of the last practicable date, the terms of the mandatory offer would be fair and reasonable to Kumba shareholders.

The mandatory offer is however one aspect of the transaction and must be considered in the context of the transaction as a whole. It is the view of the Kumba Board that the transaction as a whole is beneficial to the company and its shareholders and the Kumba Board recommends that shareholders support the transaction and vote in favour of the resolutions, including the whitewash resolution, to be proposed at the general meeting convened in terms of the notice of general meeting attached to this circular.

The independent expert has provided a valuation letter to the independent sub-committee of the Kumba Board in respect of the suite of instruments dated 13 September 2006. Based on, and subject to the matters considered, assumptions made and qualifications set forth in this valuation, the midpoint of the fair value of the suite of instruments is approximately 27% less than the price at which Exxaro shareholders are entitled to acquire the suite in terms of the reinvestment option. Accordingly, the Kumba Board has accepted the determination of the independent sub-committee of the Kumba Board and recommends that Exxaro shareholders who accept the mandatory offer, in the event that the whitewash resolution is not approved, do not elect the reinvestment option.

By order of the Kumba Board

**M S Viljoen**
*Company secretary*

Pretoria
9 October 2006

By order of the BEE Holdco Board

**V Z Mntambo**
*Chairman*

Johannesburg
9 October 2006

# INDEPENDENT FINANCIAL EXPERT'S OPINION

Strictly Private and Confidential

The Board of Directors
Kumba Resources Limited
Roger Dyason Road
Pretoria West
0183

13 September 2006

Attention: Members of the Independent Sub-Committee of the Board of Directors

Members of the Board:

**THE POSSIBLE MANDATORY OFFER BY BEE HOLDCO TO ACQUIRE ALL OF THE ISSUED ORDINARY SHARES OF EXXARO AS A RESULT OF A CHANGE OF CONTROL OF EXXARO PURSUANT TO THE PROPOSED BLACK ECONOMIC EMPOWERMENT TRANSACTION INVOLVING ANGLO AMERICAN, KUMBA RESOURCES, EYESIZWE COAL, CERTAIN BEE CONSORTIA AND THE IDC**

## 1. INTRODUCTION

**1.1** We refer to the proposed Black Economic Empowerment ("BEE") transaction involving Anglo American plc ("Anglo American"), Kumba Resources Limited ("Kumba Resources" and, when referred to in its reconstituted form pursuant to the transaction defined hereafter, "Exxaro"), Eyesizwe Coal (Proprietary) Limited ("Eyesizwe Coal"), certain BEE consortia and the Industrial Development Corporation of South Africa Limited ("IDC") (the "Transaction").

**1.2** We understand that the implementation of the Transaction will result in an "Affected Transaction" pursuant to rule 8.1 of the Securities Regulation Code on Takeovers and Mergers and Rules of the Securities Regulation Panel ("the SRP Code") as, pursuant to the Transaction, Main Street 333 (Proprietary) Limited ("BEE Holdco") will acquire greater than 35% of all of the issued ordinary shares of Exxaro, par value R0.01 (the "Shares"). Pursuant to the SRP Code, BEE Holdco will therefore be required to make a mandatory offer to purchase all of the remaining Shares (the "Offer") for a cash consideration of R45.99 per Share (the "Offer Consideration").

**1.3** The Securities Regulation Panel ("SRP") has indicated that it will consider a written ruling in terms of Rule 8 of the SRP Code allowing BEE Holdco to dispense with the requirement to extend a mandatory offer to the Shareholders provided a simple majority of the independent Shareholders, in a general meeting, waive the requirement for a mandatory offer by BEE Holdco ("the Whitewash Resolution"). If the Whitewash Resolution is not passed, BEE Holdco will extend the Offer to the remaining Shareholders for the Offer Consideration.

**1.4** Pursuant to Rule 3.1 of the SRP Code, Citigroup Global Markets Limited ("Citigroup", "we", "our" or "us") has been appointed by the independent sub-committee of the Board of Directors of Kumba Resources (the "Board"), to provide it with an opinion as to whether, were the Offer to be made as of the date hereof, the Offer Consideration, from a financial point of view, would be fair and reasonable to the holders of the Shares (the "Shareholders").

## 2. METHODOLOGY AND ASSUMPTIONS

**2.1** In arriving at our opinion, we have reviewed drafts of: (1) the Microsoft Excel Transaction model prepared by Rand Merchant Bank (draft dated 11 September, 2006) among the parties listed in 1.1 hereof and various affiliates thereof and (2) the circular to Shareholders of Kumba Resources Limited (draft dated 11 September, 2006), (the "Transaction Documents"), and held discussions with certain senior officers, directors and other representatives and advisers of Kumba Resources and certain senior officers and other representatives and advisers of Eyesizwe Coal concerning the business, operations and prospects of Kumba Resources and Eyesizwe Coal. We examined and reviewed certain publicly available business and financial information relating to Kumba Resources and Eyesizwe Coal as well as certain financial forecasts and other information and data relating to Kumba Resources/Exxaro which were provided to or discussed with us by the management of Kumba Resources and that we deem to be relevant. We participated in discussions with and reviewed documents written by Kumba Resources' legal advisors regarding the application of the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry in the context of the Transaction (the "Charter") in the context of the Transaction. We reviewed the financial terms of the Offer as set forth in the Transaction Documents in relation to, among other things; current and historic market prices and trading volumes of the Shares; the historic and projected earnings and other operating data of Kumba Resources/Exxaro and Eyesizwe Coal; and the capitalisation and financial condition of Kumba Resources and Eyesizwe Coal.

We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Offer and analysed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Kumba Resources and Eyesizwe Coal. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The methodology used in arriving at our opinion is consistent with the methodology ordinarily used in respect of transactions of a similar nature.

**2.2** In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data, including the Competent Person's Report dated 8 May 2006 (the "Competent Person's Report"), publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Kumba Resources and Eyesizwe Coal that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Kumba Resources and Eyesizwe Coal provided to or otherwise reviewed by or discussed with us, we discussed with and have been advised by the management of Kumba Resources and Eyesizwe Coal that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of Kumba Resources and Eyesizwe Coal as to the future financial performance of Kumba Resources and Eyesizwe Coal. We have assumed, with your consent, that the Transaction Documents will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Kumba Resources or Eyesizwe Coal, the Offer or the Transaction. Representatives of Kumba Resources have advised us, and we further have assumed that the final terms of the Transaction Documents will not vary materially from those set forth in the drafts reviewed by us. Other than the Competent Person's Report, the Transaction model, other financial models provided by Kumba Resources' advisers and other than as set forth in paragraph 2.5 below, we have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Kumba Resources, Eyesizwe Coal or BEE Holdco, nor have we made any physical inspection of the properties or assets of Kumba Resources or Eyesizwe Coal. We have not evaluated the solvency or fair value of Kumba Resources or Eyesizwe Coal under any laws relating to bankruptcy, insolvency or similar matters. We were not requested to, and we did not, participate in the negotiation or structuring of the Transaction, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Kumba Resources or Eyesizwe Coal. We express no view as to, and our opinion does not address, the relative merits of the Offer or the Transaction as compared with any alternative business strategies that might exist for Kumba Resources or the effect of any other transaction in which Kumba Resources might engage.

**2.3** Where practicable, we have compared the financial forecast information furnished to or discussed with us by Kumba Resources against third party sources and have discussed the assumptions made therein with the management of Kumba Resources. On the basis of these and such other enquiries as we have considered appropriate, we believe that the financial forecast information has been compiled with due care and consideration.

**2.4** Our opinion is necessarily based upon information available to us, and financial, market and other conditions and circumstances existing as of the date hereof that can be evaluated, and on the information made available to us as of the date of this letter, including, but not limited to, our current understanding of the Charter, based solely on discussions with Kumba Resources and its advisors. In particular, we have not considered whether the Transaction will result in compliance with the empowerment requirements of the Charter or the effect of Kumba Resources losing its empowerment credentials. Our opinion as expressed below does not imply any conclusion as to the likely trading range for the Shares following the implementation of the Transaction, which may vary depending upon, among other factors, changes in interest rates, exchange rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address Kumba Resources' underlying business decision to effect the Transaction, and we express no view on the effect on Kumba Resources and the Shareholders of the Transaction and the related transactions.

**2.5** In arriving at our conclusion, we have undertaken a valuation of each of the operating assets of Kumba Resources which are the subject of the Transaction. We have also considered the valuation of certain of the financing instruments issued by BEE Holdco. We have employed three primary evaluation methodologies for the purposes of valuing the operating assets, being a sum-of-the-parts discounted cash flow valuation, a public market comparable company valuation and a private market precedent transaction valuation. We have made certain assumptions, including projected free cash flow and EBITDA estimates for each of the operating assets, weighted average cost of capital estimates, together with the macro-economic assumptions underlying these projections. Such assumptions include commodity prices, exchange rates, inflation rates and interest rates. We have compared such assumptions with those made by the management of Kumba Resources and those contained in the Competent Person's Report, together with publicly available forecasts and assumptions made by certain investment bank research departments. It should be noted that any valuation is only an approximation, subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm preparing such valuation and, thus, a valuation is not intended to be, and should not be construed in any respect as, a guaranty of value. The valuations do not represent an opinion as to the price at which Exxaro, or any interests therein, actually would be acquired or sold. Our opinion stated herein is derived entirely from the valuations described above as of the date hereof, and is qualified entirely

by the matters considered and methodology and assumptions underlying such valuations. Except as expressly described above, we did not, and you have not asked us to, undertake any other analyses or consider any other information (including any analysis of or information relating to the past, present or projected trading value of the Shares), and accordingly our opinion is qualified to the extent such other analyses or information may have affected our opinion, or the matters considered and methodology and assumptions used in arriving at our opinion.

## 3. INDEPENDENCE

**3.1** We have acted as an independent financial expert to the independent sub-committee of the Board with respect to this opinion, and with respect to other opinions relating to other aspects of the Transaction and other related transactions, and will receive a fee for our services in connection with the delivery of these opinions. We did not act as financial adviser to any other parties in connection with the Transaction and, consequently, we have not had access to documents or information that may have been available to other advisers who have acted in connection with the Transaction or any other related transactions. We and our affiliates in the past have provided, and currently provide services to Kumba Resources unrelated to the Transaction, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, lending relationships with Anglo American and BHP Billiton PLC. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Kumba Resources/Exxaro and other parties to the Transaction for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Kumba Resources/Exxaro, other parties to the Transaction and their respective affiliates, including David Challen who sits as a non-executive director on the board of Anglo American PLC in the capacity of Chairman of the Audit Committee and Member of the Remuneration Committee.

**3.2** Other than as disclosed and providing the independent sub-committee of the Board with this opinion, Citigroup has no advisory or other relevant relationship with, or direct or indirect interest in, Kumba Resources or any of the other parties involved in the Transaction. Citigroup has no material interest in the Offer or the Transaction or in the success or failure of the Offer or the Transaction. Accordingly, we believe that we are sufficiently independent to provide this fair and reasonable opinion.

## 4. USE OF THIS OPINION

**4.1** Our advisory services and the opinion expressed herein are provided for the information of the independent sub-committee of the Board in its evaluation of the Offer, and our opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act on any matters relating to the Offer or the Transaction.

**4.2** We hereby consent to our name being used and ascribed to this opinion and to the inclusion of references to our opinion, in the form and context in which they appear herein, in the proposed announcement and circular to Shareholders. This opinion shall not otherwise, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Citigroup Global Markets Limited or any of our affiliates be made by Kumba Resources/Exxaro or any of its affiliates or the Shareholders, without our prior written consent.

## 5. OPINION

**5.1** Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, Citigroup is of the opinion that, were the Offer to be made as of the date hereof, the Offer Consideration, from a financial point of view, would be fair and reasonable to Shareholders as the Offer Consideration is within the valuation range of R43.63 to R53.25 (based on 343.7 million fully diluted shares outstanding), which we consider to be fair and reasonable based upon our valuation methodology and subject to the matters considered, assumptions used and qualifications set forth above.

**5.2** Our opinion is only expressed as of the date hereof. We understand that the mandatory offer may not take place for several weeks following the date hereof, and our opinion should not be relied upon as relevant or accurate as at the time the mandatory offer is made or at any other time following the date hereof. There are a number of external factors that may affect the this opinion subsequent to the date hereof, including without limitation changes in market conditions and changes in the trading value of the Shares, and we are under no obligation to update, revise or reaffirm our opinion.

Yours faithfully

**Citigroup Global Markets Limited**

# PROPOSED AMENDMENTS TO THE KUMBA ARTICLES

1. Insertion of a new Article 1.6A as follows:

   **"1.6A** "Implementation Agreement" means the implementation agreement entered into or about to be entered into between ASAC, AOL, Anglo Finance, Kumba, Eyesizwe Mining, Eyesizwe Holdings, Eyesizwe SPV, Eyesizwe Coal Employees Share Trust, Eyesizwe Coal, Black Mountain SPV, SIOC Community Development SPV, Kumba Iron Ore, Kumba Base Metals, Kumba Coal, Ticor KZN, Newco EEPS Trust, SIOC ESPS Trust, SIOC Community Development Trust, IDC, Eyabantu Capital, Eyabantu SPV, PWC, Tiso, Tiso SPV, SAWIMA, BEE Women's Group SPV, BEE Holdco, BHP Billiton and SIOC in terms of which, *inter alia*, the Project Pangolin Conditions are set out;"

2. Insertion of a new Article 1.35 as follows:

   **"1.35** Unless expressly defined in these articles, capitalised terms, used in these articles, including this clause 1, shall bear the meanings assigned to them in the Implementation Agreement and shall be deemed to be incorporated in and form part of these articles."

3. Substitution of Article 3.2 with a new Article 3.2 as follows:

   **"3.2** With the prior approval of the company in general meeting and subject to the Statutes, and the approval of the Issuer Services Division of the JSE (where necessary), any securities in the company authorised but unissued from time to time, may be issued by the directors to such person or persons on such terms and conditions and with such rights or restrictions attached thereto as the directors may determine, provided that, until the Final Date, the company will not, without the prior written approval of the Designated Parties, issue any further shares, options or instruments which are by nature equity to any person (be it under the EEPS, any management incentive scheme of the company or otherwise), to the extent that the company would cease to be an HDSA having Broad-Based Ownership as a result thereof."

4. Substitution of Article 3.3 with a new Article 3.3 as follows:

   **"3.3** All or any of the rights, privileges or conditions for the time being attached to any class of shares for the time being forming part of the share capital of the company may (unless otherwise provided by the terms of issue of the shares of that class) whether or not the company is being wound up, be varied in any manner with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a resolution passed in the same manner as a special resolution of the company at a separate general meeting of the holders of the shares of that class, provided that, until the Final Date, the prior written approval of the Designated Parties to such variation is first obtained, to the extent that the company would cease to be an HDSA having Broad-Based Ownership as a result thereof. The provisions of these Articles relating to a general meeting shall *mutatis mutandis* apply to any such separate general meeting, except that:

   ***3.3.1*** the necessary quorum shall be a member or members of the class present in person, or represented by proxy and holding at least fifty one per cent (51%) of the capital paid or credited as paid on the issued shares of that class;

   ***3.3.2*** the necessary quorum shall be a member or members of the class present in person, or represented by if at any adjourned meeting of such holders a quorum as above defined is not present, those holders who are present shall be a quorum; and

   ***3.3.3*** the necessary quorum shall be a member or members of the class present in person, or represented by any holder of shares of the class present in person or represented by proxy may demand a poll, and, on a poll, shall have one (1) vote for each share of the class of which he is the holder."

5. Substitution of the first paragraph under the heading of Article 9 with a new paragraph as follows:

   **"9. ALTERATION OF CAPITAL AND MEMORANDUM**

   Subject to, until the Final Date, the prior written approval of the Designated Parties to the extent that the company would cease to be an HDSA having Broad-Based Ownership, and subject to the provisions of the Statutes, and the JSE Listings Requirements, the company may from time to time by special resolution – "

6. Substitution of Article 15.1 with a new Article 15.1 as follows:

"**15.1** Until otherwise determined by a meeting of members, the number of directors shall not be less than four (4) nor more than twenty (20), provided that these articles will, until the Final Date, not: (i) permit any director of the company to be appointed to its board of directors if, as a result of such appointment, the majority of the directors on its board are not HDSAs and (ii) give effect to any agreement or exercise any right in terms of any such agreement that permits the appointment of directors to its board otherwise than in accordance with the foregoing."

7. Substitution of Article 15.2 with a new Article 15.2 as follows:

"**15.2** Subject to the provisions of Article 15.1, the directors shall have power at any time and from time to time to appoint any person as a director, either to fill a casual vacancy or as an addition to the board, but so that the total number of the directors shall not at any time exceed the maximum number fixed. Subject to the provisions of Article 16.2 any person appointed to fill a casual vacancy or as an addition to the board shall retain office only until the next following annual general meeting of the company and shall then retire and be eligible for re-election."

8. Substitution of Article 18.2 with a new Article 18.2 as follows:

"**18.2** Questions arising at any meeting shall be decided by a majority of votes and in case of an equality of votes, the chairman shall have a second or casting vote, provided that until the Final Date and subject to the listings requirements of the JSE, at any meeting the majority of all the votes of the directors on the board will be exercisable by HDSAs."

9. Substitution of the first paragraph under the heading of Article 36 with a new paragraph as follows:

"**36 ACQUISITION OF SHARES**

Subject to, until the Final Date, the prior written approval of the Designated Parties to the extent that the company would cease to be an HDSA having Broad-Based Ownership, and the Statutes and the rules and requirements of any recognised stock exchange on which the shares of the company may be listed, the company may from time to time in any manner as may be prescribed or permitted by law – "

10. Insertion of a new Article 39 as follows:

"**39 RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE SUBSCRIPTION SHARES**

**39.1** For the purposes of this Article 39:

***39.1.1*** "Capital Appreciation Period" means the 5-year period commencing on the date of allotment and issue of the Subscription Shares to the Trust in accordance with the terms of the Subscription Agreement and expiring on the fifth anniversary of such date of allotment and issue, or such shorter period as may be agreed to by the trustees of the Trust and the directors in terms of the Policy Document;

***39.1.2*** "Policy Document" means the Policy Document defined in the trust deed of the Trust;

***39.1.3*** "Repurchase Shares" means the number of the Subscription Shares which are eligible to be acquired by the Company in accordance with the formulae set out in Article 39.2;

***39.1.4*** "Remaining Shares" means the Subscription Shares which are not Repurchase Shares;

***39.1.5*** "Subscription Agreement" means the subscription agreement concluded between the Trust and the Company during June 2006 for the issue of the Subscription Shares to the Trust;

***39.1.6*** "Subscription Shares" means 10 618 974 ordinary shares with a par value of R0,01 (one cent) each in the capital of the Company, allotted and issued to the Trust in terms of the Subscription Agreement;

***39.1.7*** "the Trust" means the Exxaro Empowerment Participation Scheme Trust, which trust has been registered with the Master of the High Court under reference No. IT6429/2006;

***39.1.8*** the terms "Employee Beneficiaries", "Eligible Employee", "Group Company" and "Units" shall bear the meanings as defined in the Policy Document.

**39.2** The Company shall have the right, at any time after expiry of the Capital Appreciation Period, to acquire by written notice to that effect to the Trust and subject to and in terms of the provisions of the Act:

**39.2.1** Such number of the Subscription Shares, at their par value, as determined in accordance with the following formula:

$$A = \frac{V.(1+i)^T - \sum_{n=1}^{N}\left[D_n.(1+i)^{t_n}\right]}{S_T}$$

Where:

A = the number of Subscription Shares to be acquired, rounded to the nearest whole number;

V = R583 300 000;

i = 8%;

T = the duration of the Capital Appreciation Period expressed in years;

N = the number of receipts by the Company from the Trust as income beneficiary during the Capital Appreciation Period;

Dn = amount of the nth receipt by the Company as income beneficiary of the Trust;

tn = the period, expressed in years, between the final day of the Capital Appreciation Period and the date of receipt of the nth receipt by the Company as income beneficiary of the Trust; and

ST = the volume weighted average price of the Company's ordinary shares for the 30 trading days prior to the final day of the Capital Appreciation Period, represented as a price per share,

provided that for the purposes of the abovementioned formula, if the Company undertakes a rights issue and the Trust does not exercise its rights in terms of such rights issue, the Company will be deemed to have received a receipt from the Trust as income beneficiary as computed in the Policy Document.

**39.2.2** In addition to the number of shares determined in 39.2.1, such number of Subscription Shares, at their par value, as determined in accordance with the following formula:

$$Z = \frac{Y - A}{Y} \cdot \sum_{j=1}^{x}\left[C \cdot \frac{M_j}{E}\right]$$

Where:

Z = the number of additional Subscription Shares to be acquired, rounded to the nearest whole number;

Y = the number of Subscription Shares held by the Trust on the last day of the Capital Appreciation Period, before any acquisition by the Company in terms of this Article 39.2;

A = A as determined by the formula in Article 39.2.1;

X = the number of Employee Beneficiaries who have died during the Capital Appreciation Period and whose estate received a death benefit in terms of clause 3.4 of the Policy Document;

C = the number of Units allocated to each Eligible Employee as specified in clause 1 of the Policy Document;

Mj = number of months within the Capital Appreciation Period that the relevant deceased Employee Beneficiary was permanently employed by a Group Company; and

E = the total number of months in the Capital Appreciation Period.

**39.3** The Trust shall not be entitled, before the Company exercises its right in terms of Article 39.2 and acquires the Repurchase Shares, to in any way dispose of any of the Subscription Shares; provided that if the Trust is required to do so by virtue of all shareholders, or specific classes of shareholders, being obliged to dispose of their shares, then it may dispose of the Subscription Shares in terms of such obligation but only as a collective group of shares (and not individually) to a single acquirer. In order to give effect to the provisions of this Article 39.3 and as security for the obligations of the Trust arising from the exercise by the Company of its rights as contemplated in Article 39.2, the Subscription Shares shall be pledged to the Company.

**39.4** To give effect to the provisions of Article 39.3, the Subscription Shares shall be certificated and the share certificates of the Subscription Shares shall be held in trust by the company secretary of the Company. The certificates of the Subscription Shares shall be appropriately endorsed to reflect the existence of the pledge.

**39.5** On the Company exercising its right and acquiring the Repurchase Shares:

***39.5.1*** the conditions and restrictions contained in this Article 39 shall automatically cease to apply to the Remaining Shares and the Remaining Shares shall continue to rank *pari passu* in all respects with the other ordinary shares (other than the Repurchase Shares) in the issued share capital of the Company;

***39.5.2*** the Remaining Shares shall automatically be released from pledge and the share certificates in respect of the Remaining Shares shall be delivered to the Trust to enable the Remaining Shares to become uncertificated.

**39.6** If at the time the Company exercises its rights in terms of Article 39.2, the solvency and liquidity requirements set out in sections 85(4)(a) and (b) of the Act are not met, the Company shall nevertheless be entitled to acquire the Repurchase Shares but shall only be obliged to pay the consideration to the Trust as and when the Company can make such payment without contravening the provisions of section 85(4) of the Act. Until the Company has fully discharged its obligation to the Trust, the Trust shall retain the status of a claimant with the rights set out in section 88(3) of the Act.

**39.7** Save as set out in Articles 39.1 to 39.6, the Subscription Shares shall rank *pari passu* in all respects with the other ordinary shares in the issued share capital of the Company.

**39.8** After expiry of the Capital Appreciation Period and after all the Repurchase Shares have been acquired by the Company in accordance with section 85 of the Act, this article shall cease to be of any further force and effect."

**11.** Insertion of a new Article 40 as follows:

**"40. PROVISIONS RELATING TO OPERATION OF CERTAIN ARTICLES**

Notwithstanding anything to the contrary, the provisions of Articles 3.2, 3.3, 9 and 36 shall not operate so as to in any way prevent or inhibit the coming into full force and effect of ordinary resolutions 3, 4, 8, 12 and 13 relating to issue of shares of the Company and special resolutions 2, 3, 4, 5 and 6 relating to repurchase of shares of the Company contained in the notice of meeting attached to the circular dated 9 October 2006 to members of the Company relating to Project Pangolin."

# SALIENT FEATURES OF THE SHARE INCENTIVE PLANS

**Glossary of terms**

| | |
|---|---|
| "Auditors" | the Auditors of the Company as determined from time to time; |
| "Business Day" | any day on which the JSE is open for the transaction of business; |
| "Closed Period" | a closed period as defined in the JSE Listing Requirements applicable to the Company from time to time; |
| "Committee" | the Remuneration Committee of the board of Directors of the Company or any other duly authorised committee of the board of Directors of the Company constituted by it for purposes of the Plans, and the members of which do not hold any executive office with any Participating Company; |
| "Company" | Exxaro or Kumba Iron Ore, as the case may be; |
| "Conditional Award" | a conditional award of Shares granted to an Employee in terms of the LTIP; |
| "Cost to Company" | monthly remuneration payable to employees including company contributions to retirement funds but excluding circumstantial allowances, company medical aid contributions, statutory employment cost and variable employment cost such as overtime payments and bonuses; |
| "DBP" | the Exxaro or Kumba Iron Ore Deferred Bonus Plan 2006, as the case may be; |
| "Date of Grant" | the date with effect from which the Committee resolves to grant a Share Appreciation Right or Conditional Award to an Employee as is specified in the Letter of Grant; |
| "Date of Offer" | the date with effect from which the Committee resolves to grant a Matching Award to an Employee as specified in the Offer to Participate; |
| "Directors" | the board of Directors of the Company from time to time or any committee thereof to whom the powers of the Directors in respect of the Plans are delegated in terms of the Company's articles of association; |
| "Employee" | any person holding full time salaried employment or office of the Group; |
| "Escrow Agent" | means the person or entity appointed by the Committee from time to time to hold Pledged Shares in escrow on behalf of Participants; |
| "Exercise Price" | the Market Value of a Share on the Business Day immediately preceding the SAR Exercise Date; |
| "Face Value of Grant" | the Market Value of the Shares related to Grants determined as at the Grant Date; |
| "Financial Year" | the financial year of the Company which currently runs from 1 January to 31 December each year; |
| "Grant" | the award of a Share Appreciation Right or a Conditional Award; |
| "Grant Price" | the Market Value of the Share on the Business Day immediately preceding the Date of Grant of the Share Appreciation Right; |
| "Group" | the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Act; |

| | |
|---|---|
| "JSE" | the JSE Limited, registration number 2005/022939/06, a public company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004; |
| "LTIP" | the Exxaro or Kumba Iron Ore Company Long-Term Incentive Plan 2006, as the case may be; |
| "Letter of Grant" | a document prepared by the Participating Company which details the following:<br>– name of the Employee to whom the SARs are granted, the number of Shares in respect of which the SARs are granted, the Grant Price and any applicable Performance Conditions; or<br>– name of the Participant to whom the Conditional Award is granted, the number of Shares in respect of which the Conditional Award is granted, and any applicable Performance Conditions pertaining thereto; or<br>– name of the Participant, the maximum after-tax portion of the annual bonus to be applied in acquiring the Pledged Shares and the number of Matching Shares relating to each Pledged Share, the Pledge Period, Vesting Date, Release Date and any applicable conditions pertaining thereto; |
| "Market Value" | in relation to a Share on any particular day, the volume weighted average price of a Share as on that day as quoted on the JSE; |
| "Matching Award" | a conditional award of Shares made to a Participant under the DBP; |
| "Offer to Participate" | a document prepared by the Company inviting a Participant to participate in the SAR, LTIP or DBP and which details the offer and any applicable conditions pertaining thereto; |
| "Participant" | an Employee to whom a Grant/Offer has been made and who has accepted such Grant/Offer and includes the executor of his deceased estate, but excludes non-executive directors who are members of the Committee; |
| "Participating Company" | the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Act; |
| "Performance Condition" | the condition specified in the Letter of Grant, to which an award is subject; |
| "Performance Period" | the period in respect of which a Performance Condition is to be satisfied as specified in the Letter of Grant; |
| "Plans" | the SAR, LTIP and DBP; |
| "Pledged Shares" | a number of Shares acquired by a Participant with a portion of the after tax component of the participants' annual bonus in terms of the DBP; |
| "Release Date" | the date on which the settlement for the Vested Matching Award is made and the Pledged Shares are released from the pledge, in terms of the DBP; |
| "SAR" | the Exxaro or Kumba Iron Ore Company Share Appreciation Right Scheme 2006, as the case may be; |
| "SAR Period" | the period starting on the Date of Grant and ending at the end of the day stated as the date on which the Share Appreciation Rights will lapse as specified in the Letter of Grant; |
| "Settlement Date" | the date of which Shares are delivered as a result of the Vesting of awards under the Plans and "Settlement" shall bear a corresponding meaning; |
| "Share Appreciation Right" | a right to receive Shares in terms of the SAR to the value of the difference between the Exercise Price and the Grant Price; |
| "Shares" | ordinary shares of 1 (one) cent, or as adjusted, each in the capital of the Company and includes any shares or securities acquired as a result of a Reconstruction or Takeover and which are attributable to such ordinary shares representing them following a Reconstruction or Take-over; and |

"Vesting Date" the date on which:

- a SAR becomes exercisable on fulfilment of the Performance Conditions; or
- a Participant becomes entitled to the Conditional Award due to the fulfilment of Performance Conditions under the LTIP; or
- the Participant becomes entitled to the Matching Award in terms of the DBP.

## 1. ELIGIBILITY

Any person holding full-time salaried employment of the Group, including an executive director of the Group, is eligible to participate.

## 2. LIMITS

### 2.1 Shares available for the Plans

The aggregate number of Shares which may be allocated under the Plans over any rolling 10 (ten)-year period following the adoption of the Plans on any day, when added to the total number of unexercised Share Appreciation Rights, unvested Conditional Awards and unvested Matching Awards previously allocated under the Plans and any Shares allocated to employees under any other managerial share scheme operated by the Company shall not exceed 30 million shares, representing approximately 9,7% of the issued ordinary shares of the Company at the last practicable date.

The Committee may, with the approval of the JSE, where required, adjust the number of Shares available for the Plans (without the prior approval of the Company in general meeting) on a proportionate basis to take account of:

- a capitalisation issue or a rights offer of Shares or a sub-division or consolidation of Shares of the Company or a reduction of capital or a capitalisation issue in lieu of Shares or payment of monies to shareholders of the Company;
- any other circumstances where such adjustment may be necessary or appropriate, except a new issue of Shares by the Company for acquisition purposes or a waiver of pre-emptive rights and for cash;

provided that the Auditors shall confirm in writing that any adjustment has been properly calculated on a reasonable and equitable basis. Such adjustment should give a participant the same proportion of the Company's capital as that to which he would have been entitled prior to the adjustment.

### 2.2 Individual limit

The maximum number of Shares allocated to all unvested awards granted to any Participant in respect of the Plans and any other managerial share scheme operated by the Company, shall not exceed the limit determined from time to time by the Directors, which number of Shares shall not exceed 1% of the issued ordinary share capital of the Company.

In addition, the aggregate expected value of all benefits relating to Offers and Grants under the Plans, and any other managerial share scheme operated by the Company, awarded in any Financial Year may, at the Date of Grant or Date of Offer, not exceed the value of such Employee's Cost to Company in that Financial Year.

***SAR limit:***

The Committee, acting on behalf of any Participating Company may not grant SARs to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

***LTIP limit:***

The Committee, acting on behalf of any Participating Company, may not grant Conditional Awards to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial Year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

***DBP limit:***

The Committee, acting on behalf of any Participating Company, may not make an Offer to Participate to an Employee in any Financial Year if it would at the proposed Date of Offer cause the Face Value of Grant which such Employee has been Granted in that Financial Year to exceed 30% (thirty percent) of the Employee's Cost to Company at the proposed Date of Grant.

## 3. TERMINATION OF EMPLOYMENT

### 3.1 General

If a Participant's employment with any Participating Company terminates for any lawful reason other than as set out below in 3.2, all unexercised (Vested and Unvested) Share Appreciation Rights will lapse on such cessation except to the extent that the Committee shall determine otherwise in their discretion.

All Unvested Conditional Awards (under the LTIP) and Unvested Matching Awards will lapse and a Participant will have no further entitlement to any awards.

### 3.2 Retrenchment, ill-health, disability, retirement, death or any other circumstances which the Committee may consider appropriate

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill health, disability, retirement, death or any other reason which the Company may consider appropriate, the Committee may, in its absolute discretion by written notice to the Participant or his executor, permit a proportion of his Unvested Share Appreciation Rights, Unvested Conditional Awards and Unvested Matching Awards to Vest on the date of cessation of employment. The proportion of the awards that Vest under the DBP should reflect the number of months served of the Pledge Period. The proportion of awards that Vest under the SAR and LTIP should reflect the number of months served in the Performance Period and in the opinion of the Committee the extent to which the Performance Conditions have been met.

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill-health, disability, retirement, death or any other reason which the Company may consider appropriate the Participant or his executor (whichever is applicable) will have a period of 1 (one) year (or such extended period as the Committee regards as appropriate) from date of cessation of employment to exercise Vested Share Appreciation Rights.

## 4. SETTLEMENT METHOD

The main intention of the Plans is to settle the benefits by delivering Shares to Participants. The Company may, on instruction of the Committee and Directors, Settle the awards by issuing new shares, subject to the Plan Limits. Alternatively, the Participating Company may, on instruction of the Directors and the Committee, instruct any third party to acquire and deliver the Shares to Participants employed by such Participating Company. Notwithstanding the foregoing, the Participating Company may, on instruction of the Directors and the Committee as a fallback provision only, pay any Participant an equivalent amount in cash in lieu of any Shares in settling the awards granted in terms of the SAR and LTIP only. Awards under the DBP can only be settled in equity.

## 5. RECONSTRUCTION OR TAKE-OVER

In the event of a Reconstruction or Take-over of the Company before the Vesting Date, the Committee shall prior to the Reconstruction or Take-over review the Performance Condition (SAR and LTIP) and the extent to which it has been satisfied up to the date of the Reconstruction or Take-over, and calculate the number of awards to Vest in each Participant accordingly. The number of Share Appreciation Rights and Conditional Awards that Vest shall reflect the number of months served in the Performance Period. The Committee must review the period served of the Pledge Period (DBP) and consider the number of Pledged Shares held at that time in order to calculate the number of Matching Awards to Vest in each Participant accordingly.

If there is an internal reconstruction or other event which does not involve any substantial change in the ultimate Control of the Company, and therefore is not a Reconstruction or Take-over, or if any other event happens which may affect Grants, including the Shares ceasing to be listed on the JSE, the Committee may take such action as it considers appropriate to protect the interests of Participants, including converting Grants into equivalent grants in respect of shares in one or more other companies, provided the Participant is no worse off.

## 6. VARIATION IN SHARE CAPITAL

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, before the Vesting Date in case of the SAR or Settlement Date in case of the LTIP, the Committee may make such adjustment to the number of Share Appreciation Rights in terms of the SAR and Shares in terms of the LTIP comprised in the relevant Grants, or the Grant Price of such Share Appreciation Rights as it deems appropriate. Such adjustment should place the Participant in the same and no worse position as he was prior to the rights issue, capitalisation issue or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Vesting Date (SAR) or Settlement Date (LTIP).

The following provisions are relevant in the case of the DBP:

**Pledged shares**

The Participant shall be entitled to give instructions as to the choice to be made in respect of Pledged Shares held by the Escrow Agent on his behalf. The Escrow Agent shall transfer to the Participant any proceeds on the sale of rights, and any securities issued on the take up of rights, at the Participant's request.

**Matching awards**

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date in respect of a Matching Award, the Committee shall make such adjustment to the number of Matching Awards comprised in the relevant Offers as it thinks appropriate. Such adjustment should place the Participant in no worse position as he was prior to the rights issue, capitalisation issue, unbundling, other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date.

# ABRIDGED FINANCIAL INFORMATION

The abridged financial information set out below has been extracted from the restated financial statements of Kumba for the three financial periods ended 30 June 2003, 31 December 2004 and 31 December 2005 and the reviewed interim period ended 30 June 2006.

| | 6 months ended 30 June 2006 Reviewed | 12 months ended 31 December 2005 Restated[2] | 18 months ended 31 December 2004[1] Restated[2] | 12 months ended 30 June 2003 Restated[2] |
|---|---|---|---|---|
| | Rm | Rm | Rm | Rm |
| **INCOME STATEMENTS** | | | | |
| Revenue | 6 901 | 11 881 | 12 600 | 7 490 |
| Net operating profit | 1 733 | 4 920 | 1 845 | 1 204 |
| Net financing costs | (150) | (282) | (424) | (244) |
| Investment and equity income/(loss) | 24 | 7 | (42) | (20) |
| Taxation | (530) | (1 407) | (423) | (222) |
| Minority interest | (10) | (61) | (65) | |
| Earnings attributable to equity holders of the parent | 1 067 | 3 177 | 891 | 718 |
| Adjustments between attributable and headline earnings | 492 | (817) | 75 | 66 |
| Headline earnings | 1 559 | 2 360 | 966 | 784 |
| Basic headline earnings per share (cents) | 508 | 776 | 322 | 267 |
| Dividends declared per share (cents)[3] | 180 | 540 | 145 | 60 |
| **CASH FLOW STATEMENTS** | | | | |
| Cash flows from operating activities | 774 | 1 407 | 1 632 | 756 |
| Proceeds on disposal of property, plant and equipment | 150 | 23 | 138 | 44 |
| Capital expenditure to maintain and expand operations | (861) | (1 044) | (1 396) | (1 386) |
| Acquisition of intangible fixed assets | | (11) | | |
| Increase in cash resources on acquisition of a controlling interest in subsidiaries | | | | 366 |
| Investments realised/(acquired) | 16 | 1 179 | 4 | (70) |
| Exxaro Australia Sands acquisition | | (1 175) | | |
| Foreign currency translations | 103 | 80 | (63) | 14 |
| Share issue proceeds | 105 | 128 | 132 | |
| Non-cash increase in loans due to joint ventures now consolidated | | (1) | | |
| Cash flows included above relating to non-interest bearing debt | | | | 2 |
| Non-cash flow movements in net debt of the group arising from currency translation differences | (130) | (109) | 68 | (181) |
| Non-cash flow movements in net debt of the group arising from special purpose entities | | | (22) | (18) |
| Increase in net debt on acquisition of a controlling in interest in subsidiaries | | | | (891) |
| Loans from/(to) minority shareholders | | 2 | (1) | 95 |
| Increase on non-current interest-bearing borrowings due to IFRIC 4 | | (247) | | |
| Decrease/(Increase) in net debt | 157 | 232 | 492 | (1 269) |

| | 30 June 2006 Reviewed | 31 December 2005 Restated[2] | 31 December 2004[1] Restated[2] | 30 June 2003 Restated[2] |
|---|---|---|---|---|
| | R million | R million | R million | R million |
| **GROUP BALANCE SHEETS** | | | | |
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | 8 164 | 8 469 | 8 476 | 8 205 |
| Biological assets | 29 | 28 | 31 | 29 |
| Intangible assets | 67 | 61 | 71 | 98 |
| Goodwill | | | (53) | (80) |
| Investments in associates and joint ventures | 141 | 95 | 85 | 108 |
| Deferred taxation | 636 | 339 | 258 | 349 |
| Financial assets | 478 | 392 | 286 | 272 |
| **Current assets** | | | | |
| Inventories, trade-and other receivables | 4 336 | 3 547 | 2 713 | 2 744 |
| Cash and cash equivalents | 1 335 | 1 483 | 1 297 | 977 |
| **Non-current assets classified as held for sale** | 12 | 11 | | |
| **Total assets** | 15 198 | 14 425 | 13 164 | 12 702 |
| **EQUITY AND LIABILITIES** | | | | |
| **CAPITAL AND RESERVES** | | | | |
| Ordinary shareholders' equity | 8 329 | 7 319 | 5 289 | 4 852 |
| Minority interest | 18 | 9 | 1 197 | 1 278 |
| **Total shareholders' interest** | 8 347 | 7 328 | 6 486 | 6 130 |
| **Non-current liabilities** | | | | |
| Interest bearing borrowings | 1 654 | 2 210 | 2 331 | 2 801 |
| Other long-term payables | | | 609 | 388 |
| Non-current provisions | 773 | 727 | 599 | 506 |
| Deferred taxation | 1 114 | 984 | 1 040 | 1 055 |
| **Current liabilities** | | | | |
| Trade and other payables | 1 524 | 1 468 | 1 061 | 1 159 |
| Interest bearing borrowings | 1 162 | 911 | 836 | 537 |
| Other | 624 | 797 | 202 | 126 |
| **Total equity and liabilities** | 15 198 | 14 425 | 13 164 | 12 702 |
| Net debt | 1 481 | 1 638 | 1 870 | 2 361 |
| **Analysis per share:** | | | | |
| Number of shares in issue (million) | 309 | 306 | 302 | 297 |
| Weighted average number of shares in issue (million) | 307 | 304 | 300 | 294 |
| Earnings per ordinary share | | | | |
| – Attributable earnings (cents) | 348 | 1 045 | 297 | 244 |
| – Headline earnings (cents) | 508 | 776 | 322 | 267 |
| Dividend per ordinary share (cents)[3] | 180 | 540 | 145 | 60 |
| Dividend cover (times)[4] | 1.9 | 1.9 | 2.0 | 4.1 |
| Net asset value per ordinary share (cents) | 2 702 | 2 395 | 2 148 | 2 064 |

1. Following the acquisition of a majority shareholding by Anglo American plc, the Kumba Group changed its year-end from 30 June to 31 December.
2. Restated for prior year adjustments and changes in accounting policies in 2005 and 2006.
3. Dividends declared are disclosed according to the period to which they relate and not according to date of declaration.
4. Dividend cover in relation to attributable earnings.

## PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods.

## DETAILED FINANCIAL STATEMENTS

Comprehensive financial statements for the 2005, 2004 and 2003 periods reported by the Kumba Group consisting of income statements, balance sheets, cash flow statements, statements of changes in equity and notes to the financial statements, are included in the Exxaro Revised Listings Particulars.

The reviewed interim results for the six-months ended 30 June 2006 reported by the Kumba Group consisting of an income statement, balance sheet, cash flow statement, statement of changes in equity, and selected notes to the financial statements, are also included in the Exxaro Revised Listings Particulars.

# *PRO FORMA* FINANCIAL INFORMATION

The *pro forma* balance sheet and income statement have been prepared for illustrative purposes only and, due to the nature thereof, may not give a true reflection of the effect of the transaction. The reporting accountants' report on the *pro forma* financial information is included in Annexure 6 to this circular.

## PRO FORMA BALANCE SHEET

The *pro forma* balance sheet has been prepared on the assumption that the empowerment transaction had been implemented on 30 June 2006.

| Rand million | Kumba Group actuals 30/06/06 (1) | Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2) | Unbundling of offshore interests at market value (3) | Elimination of Kumba Iron Ore at 31/12/05 and from 01/01/06 to 30/06/06 (4) | Unbundling dividend from Kumba Iron Ore to Exxaro (5) | Unbundling of interest in Kumba Iron Ore (6) | Share buy back by Exxaro (7) | Acquisition of Eyesizwe Coal (8) | Share issue by Exxaro (9) | Dividend declaration by Exxaro (10) | Transaction costs (11) | Net finance charges/ income impact (12) | Exxaro 30/06/06 (13) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **BALANCE SHEET** | | | | | | | | | | | | | |
| **ASSETS** | | | | | | | | | | | | | |
| **Non-current assets** | | | | | | | | | | | | | |
| Property, plant and equipment | 8 164 | | | (2 763) | | | | 476 | | | | | 5 877 |
| Biological assets | 29 | | | | | | | | | | | | 29 |
| Intangible assets | 67 | | | | | | | | | | | | 67 |
| Goodwill | | | | | | | | 1 366 | | | | | 1 366 |
| Investments in unlisted associates | 141 | | | | | 923 | | | | | | | 1 064 |
| Deferred taxation | 636 | | | (5) | | | | | | | | | 631 |
| Financial assets | 478 | | | (135) | | | | 74 | | | | | 417 |
| **Non-current assets held for sale** | 12 | | | | | | | | | | | | 12 |
| **Current assets** | | | | | | | | | | | | | |
| Inventories | 1 774 | | | (624) | | | | 40 | | | | | 1 190 |
| Trade and other receivables | 2 562 | | | (1 254) | | | | 232 | | | | | 1 540 |
| **Total assets** | **13 863** | | | **(4 781)** | | **923** | | **2 188** | | | | | **12 193** |
| **EQUITY AND LIABILITIES** | | | | | | | | | | | | | |
| **Capital and reserves** | | | | | | | | | | | | | |
| Ordinary shareholders' funds | 8 329 | | 3 586 | (4 613) | 814 | 923 | (1 983) | (25) | 1 996 | (563) | (30) | 30 | 8 464 |
| **Minority interest** | 18 | | | | | | | | | | | | 18 |
| **Total shareholders' funds** | 8 347 | | 3 586 | (4 613) | 814 | 923 | (1 983) | (25) | 1 996 | (563) | (30) | 30 | 8 482 |
| **Non-current liabilities** | | | | | | | | | | | | | |
| Net debt/(Net cash) | 1 481 | | (3 586) | 1 560 | (814) | | 1 983 | 1 864 | (1 996) | 563 | 30 | (30) | 1 055 |
| Non-current provisions | 773 | | | (147) | | | | 68 | | | | | 694 |
| Deferred taxation | 1 114 | | | (561) | | | | 93 | | | | | 646 |
| **Current liabilities** | | | | | | | | | | | | | |
| Trade and other payables | 1 524 | | | (459) | | | | 182 | | | | | 1 247 |
| Taxation | 603 | | | (561) | | | | 6 | | | | | 48 |
| Current provisions | 21 | | | | | | | | | | | | 21 |
| **Total equity and liabilities** | **13 863** | | | **(4 781)** | | **923** | | **2 188** | | | | | **12 193** |
| **Net asset value per share (cents)** | **2 701** | | | | | | | | | | | | **2 512** |
| **Net tangible asset value per share (cents)** | **2 680** | | | | | | | | | | | | **2 087** |
| Net debt/(Net cash) (Rm) | 1 481 | | | | | | | | | | | | 1 055 |
| Equity (Rm) | 8 347 | | | | | | | | | | | | 8 482 |
| Debt:Equity (%) | 18% | | | | | | | | | | | | 12% |

## *PRO FORMA* INCOME STATEMENT

The *pro forma* income statement has been prepared on the assumption that the empowerment transaction had been implemented on 1 January 2006.

| Rand million | Kumba Group actuals 30/06/06 (1) | Reverse elimination of intergroup sales between *Exxaro and* Kumba Iron Ore (2) | Unbundling of offshore *interests at* market value (3) | Elimination of Kumba Iron Ore at 31/12/05, *and from* 01/01/06 to 30/06/06 (4) | Unbundling dividend from Kumba Iron Ore to Exxaro (5) | Unbundling of interest in Kumba Iron Ore (6) | Share buy back by Exxaro (7) | Acquisition of Eyesizwe Coal (8) | Share issue by Exxaro (9) | Dividend declaration by Exxaro (10) | Transaction costs (11) | Net finance charges/ income impact (12) | Exxaro 30/06/06 (13) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **INCOME STATEMENT** | | | | | | | | | | | | | |
| Revenue | 6 901 | 14 | | (3 846) | | | | 886 | | | | | 3 955 |
| Operating expenses | (5 168) | (14) | 3 586 | 1 911 | | 17 967 | | (901) | (580) | | (30) | | 16 771 |
| **Net operating profit** | 1 733 | | 3 586 | (1 935) | | 17 967 | | (15) | (580) | | (30) | | 20 726 |
| *Net financing costs* | (150) | | | 25 | | | | (5) | | | | 43 | (87) |
| Income from investments | | | | | 814 | | | 8 | | | | | 822 |
| Equity accounted income | 24 | | | | | 176 | | | | | | | 200 |
| **Profit before taxation** | 1 607 | | 3 586 | (1 910) | 814 | 18 143 | | (12) | (580) | | (30) | 43 | 21 661 |
| Taxation | (530) | | | 481 | | | (220) | (13) | | (63) | | (13) | (358) |
| **Profit after taxation** | 1 077 | | 3 586 | (1 429) | 814 | 18 143 | (220) | (25) | (580) | (63) | (30) | 30 | 21 303 |
| Outside shareholders | (10) | | | | | | | | | | | | (10) |
| **Attributable income** | 1 067 | | 3 586 | (1 429) | 814 | 18 143 | (220) | (25) | (580) | (63) | (30) | 30 | 21 293 |
| *Dividends* | (491) | | | 551 | | (17 967) | (1 763) | | | (500) | | | (20 170) |
| **Retained income for the period** | **576** | | **3 586** | **(878)** | **814** | **176** | **(1 983)** | **(25)** | **(580)** | **(563)** | **(30)** | **30** | **1 123** |
| Ordinary shares (million) | | | | | | | | | | | | | |
| – issue | 309 | | | | | | (38) | | 67 | | | | 338 |
| – weighted average number of shares | 307 | | | | | | (38) | | 67 | | | | 336 |
| **Attributable earnings per share (cents)** | | | | | | | | | | | | | |
| – illustrative adjusted (note 14) | 348 | | | | | | | | | | | | 95 |
| – *basic* | 348 | | | | | | | | | | | | 6 343 |
| **Headline earnings per share (cents)** | | | | | | | | | | | | | |
| – basic | 508 | | | | | | | | | | | | 307 |

(1) Reviewed interim results for the six months ended 30 June 2006 as published on 2 August 2006.

(2) Sales from FerroAlloys (Exxaro) to Kumba Iron Ore for the period 1 January 2006 to 30 June 2006.

(3) A net unbundling profit to Exxaro arose due to the higher market value of the Kumba Iron Ore offshore interests. All sales of the offshore structure have been done at market value.

(4) Kumba Iron Ore results are no longer consolidated by Exxaro due to the unbundling per note 6. The remaining interest in SIOC is now equity accounted.

(5) Unbundling dividend to ensure that Kumba Iron Ore commences with *net debt of R2 840 million.*

(6) Unbundling of Kumba's interest in Kumba Iron Ore to Kumba shareholders, and retention of an interest in SIOC to be equity accounted.

The unbundling of the interest in Kumba Iron Ore is accounted for as a dividend *in specie* at fair value.

(7) *Pro rata* repurchase of 38 331 012 shares at R45,99 per share amounting to R1 983 million (R1 763 million plus STC of R220 million).

(8) Acquisition price of R1 738 million.

(9) Issue of 65 334 843 shares at R29,86 per share as well as the issue of 1 674 321 shares at R29,86 per share assuming the implementation of the Igoda transaction. The difference between the fair value of the shares issued and the consideration received has been expensed.

(10) *Illustrative dividend by Kumba on implementation of the transaction* to result in Exxaro commencing with an agreed net debt before the possible exercising of the Namakwa Sands and Black Mountain options.

(11) Transaction costs set out in in paragraph 24.9 of this circular, including consulting fees, debt related fees and legal fees. R79 million of the R109 million has already been expensed or provided for by 30 June 2006.

(12) Assuming a notional cost of borrowings of 9%.

(13) *Pro forma* income statement and balance sheet of Exxaro at 30 June 2006.

(14) The illustrative adjusted earnings per share figure shows the effect of the transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the transaction. The items that have been adjusted for in the calculation of the illustrative adjusted earnings per share, and their impact, are as follows:

| | | **Impact on:** | |
|---|---|---|---|
| | **Rm** | **Attributable earnings (cps)** | **Headline earnings (cps)** |
| Net unbundling profit on sale of offshore iron ore interests at market value (note 3) | 3 586 | 1 069 | |
| Write-up of the investment in Kumba Iron Ore in order to allow an unbundling dividend *in specie* at market value (note 6) | 17 967 | 5 350 | |
| Discount on shares issued (note 9) | (580) | (171) | (171) |

The purpose of the financial effects is to illustrate the impact of the transaction on:

- attributable and headline earnings per share for the period 1 January 2006 to 30 June 2006; and
- net asset value and net tangible asset value per share at 30 June 2006, on the assumption that the transaction, excluding the exercise of the options in respect of Namakwa Sands and Black Mountain, had been implemented on 30 June 2006.

The financial effects accounts for all transactions between Exxaro and Kumba Iron Ore as transactions between external parties, i.e. as companies not forming part of the same group of companies.

# REPORTING ACCOUNTANTS' REPORT

Kumba Resources Limited
Roger Dyason Road
Pretoria West
0183

12 September 2006

**INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF KUMBA RESOURCES LIMITED**

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in Annexure 5 of this circular to be dated on or about 9 October 2006 issued in connection with a series of transactions, which if implemented, would result in the unbundling of Kumba Iron Ore Limited and the establishment of Exxaro Resources Limited as a black-owned and controlled mining company that is the subject of this circular of Kumba Resources Limited. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

**Directors' responsibility**

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Kumba Resources Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

**Reporting accountants' responsibility**

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Kumba Resources Limited shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Sources of information and work performed**

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Kumba Resources Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Kumba Resources Limited and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

**Conclusion**

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the Sections 8.17 and 8.30 JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

**Deloitte & Touche**
*Registered Auditors*

**Per B W Smith**
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton

# MATERIAL BORROWINGS

At 30 June 2006, Kumba had the following borrowings:

| Borrower | Lender | Amount (R million) | Repayment date | Interest rate (payable half-yearly) | Security | Terms and conditions |
|---|---|---|---|---|---|---|
| **Local loans** | | | | | | |
| Kumba | ABSA Bank Limited | 250 | 28 February 2008 | 7,62% | Unsecured | One instalment of R250 million |
| Kumba | The Standard Bank of South Africa Limited | 210 | 3 July 2006 | 12,41% | Unsecured | Bi-annual instalments in April and October |
| KZN Sands | Rakevest 1 (Proprietary) Limited | 153 | 30 June 2008 | 13,83% | Property, plant and equipment | Bi-annual instalments on 30 June and 31 December |
| KZN Sands | Rakevest 2 (Proprietary) Limited | 634 | 31 December 2010 | 14,20% | Property, plant and equipment 31 December | Bi-annual instalments on 30 June and |
| Australia Sands | Tiwest finance lease | 1 | 2008 | 7,85% | Secured over equipment | Repayable in monthly instalments |
| Rosh Pinah | The Minerals Development Fund | 9 | 30 June 2013 | 7,85% | Property, plant and equipment | Bi-annual instalments on 30 June and 31 December |
| | | **Amount (US$ million)** | | | | |
| **Foreign loans** | | | | | | |
| Kumba | Syndicate of foreign banks | 100 | 26 March 2007 | 6,08% | Unsecured | One instalment of *US$100 million* |
| Australia Sands | Various US note holders | 60 | 15 October 2016 | 6,64% | Unsecured | Repayable as follows: |
| | | | | | | US$1,6 million in 2010 |
| | | | | | | US$1,6 million in 2011 |
| | | | | | | US$10 million in 2012 |
| | | | | | | US$10 million in 2013 |
| | | | | | | US$20 million in 2014 |
| | | | | | | US$8,4 million in 2015 |
| | | | | | | US$8,4 million in 2016 |
| Australia Sands | Syndicate of foreign banks | 15 | 5 October 2011 | 7,00% | Unsecured | One instalment of US$15 million |

***Notes:***

(i) All borrowings payable within 12 months will be repaid from cash generated from operations and short-term standby facilities where cash generated is insufficient.

(ii) Unsecured borrowings were obtained to finance general business operations of Kumba.

(iii) Secured borrowings were obtained to finance the acquisition of the assets securing them.

(iv) None of the loans disclosed above carry conversion rights.

(v) Exclusive of short-term borrowings.

In the event that the resolutions are passed at the general meeting, the borrowings and lease commitments of Exxaro on the effective date of the transaction will be as follows:

| Borrower | Lender | Amount (R million) | Repayment date | Interest rate (payable quarterly) | Security | Terms and conditions |
|---|---|---|---|---|---|---|
| **South African loans** | | | | | | |
| Exxaro | Nedbank (i) | 500 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Revolving credit facility repayable over 7 years |
| | FirstRand/Rand Merchant Bank (i) | 500 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Revolving credit facility repayable over 7 years |
| | Nedbank (ii) | 337,50 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Amortising term loan repayable over 7 years |
| | FirstRand/Rand Merchant Bank (ii) | 337,50 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Amortising term loan repayable over 7 years |
| | Nedbank (ii) | 337,50 | 7 years after implementation of transaction | Jibar + 130 basis points | Unsecured | Bullet payment in 2013 |
| | FirstRand/Rand Merchant Bank (ii) | 337,50 | 7 years after implementation of transaction | Jibar + 130 basis points | Unsecured | Bullet payment in 2013 |
| | Anglo Finance (ii) | 125 | 7 years after i implementation of transaction | Jibar + 120 basis points | Unsecured | Amortising term loan repayable over 7 years |
| | Anglo Finance (ii) | 125 | 7 years after implementation of transaction | Jibar + 130 basis points | Unsecured | Bullet payment in 2013 |
| **Foreign loans** | | | | | | |
| | | **Amount (US$ million)** | | | | |
| Australia Sands | US bond holders | 60 | 15 October 2016 | 6,64% | Unsecured | Repayable as follows: |
| | | | | | | US$1,6 million in 2010 |
| | | | | | | US$1,6 million in 2011 |
| | | | | | | US$10 million in 2012 |
| | | | | | | US$10 million in 2013 |
| | | | | | | US$20 million in 2014 |
| | | | | | | US$8,4 million in 2015 |
| | | | | | | US$8,4 million in 2016 |
| Australia Sands | ANZ Bank | 15 | 15 October 2011 | 7,00% | Unsecured | one instalment of US$15 million |

## MATERIAL LEASE COMMITMENTS

### Operating lease commitments (property)

The future minimum lease payments under non-cancellable operating leases are as follows:

| | R'm |
|---|---|
| – less than 1 year | 26 |
| – more than 1 year and less than 5 years | 81 |
| | 107 |

In the event that the resolutions are passed at the general meeting, the borrowings commitments of SIOC on the effectve date of the transaction will be as follows:

| Borrower | Lender | Amount (R million) | Repayment date | Interest rate (payable half-yearly) | Security | Terms and conditions |
|---|---|---|---|---|---|---|
| SIOC | Nedbank | 1 420 | Three years after implementation of transaction | JIBAR + 100 basis points | Unsecured | Revolving credit facility repayable over 3 years |
| SIOC | FirstRand/RMB | 1 420 | Three years after implentaion of transaction | JIBAR + 100 basis points | Unsecured | Revolving credit facility repayable over 3 years |
| | Facility A sub-total | **2 840** | | | | |
| SIOC | Nedbank | 330 | One year after implementation of transaction | JIBAR + 70 basis points | Unsecured | Revolving credit facility repayable over 1 year |
| SIOC | FirstRand/RMB | 330 | One year after date of implementation of transaction | JIBAR + 70 basis points | Unsecured | Revolving credit facility repayable over 1 year |
| | Facility B sub-total | **660** | | | | |
| SIOC | Anglo American SA Finance Limited[V] | 750 | One year after date of implementation of transaction | JIBAR + 70 basis points | Unsecured | Revolving credit facility repayable over 1 year |

**Notes:**

I. All borrowings payable within 12 months will be repaid from cash generated from operations and short-term standby facilities where cash generated is insufficient.

II. Unsecured borrowings were obtained to finance general business operations of SIOC.

III. Secured borrowings were obtained to finance the acquisition of the assets securing them.

IV. None of the loans disclosed above carry conversation rights.

V. To fund capital expenditure after Facilities A and B have been fully utilised.

In the event that the resolutions are passed at the general meeting, the borrowings commitments of Kumba Iron Ore on the effective date of the transaction will be as set out in paragraph 4.6 of the Kumba Iron Ore pre-listing statement.

## SHARE PRICE HISTORY ON THE JSE

| | High (cents) | Low (cents) | Close (cents) | Value (R'000) | Volume (shares) |
|---|---|---|---|---|---|
| Highest, lowest and closing prices for each quarter and aggregated quarterly values and volumes | | | | | |
| **2003** | | | | | |
| June | 3 450 | 2 400 | 3 010 | 1 130 709 | 39 175 992 |
| September | 3 995 | 2 975 | 3 344 | 1 128 884 | 32 788 955 |
| December | 3 900 | 3 300 | 3 675 | 2 536 162 | 69 051 297 |
| **2004** | | | | | |
| March | 4 420 | 3 680 | 4 240 | 586 832 | 14 115 880 |
| June | 4 500 | 3 195 | 3 300 | 615 327 | 15 829 123 |
| September | 4 050 | 3 250 | 3 925 | 601 609 | 16 394 414 |
| December | 5 010 | 3 900 | 4 400 | 954 977 | 21 595 212 |
| **2005** | | | | | |
| March | 7 335 | 4 400 | 6 750 | 1 674 143 | 28 553 875 |
| June | 7 200 | 5 300 | 5 820 | 1 549 39 | 25 467 607 |
| September | 9 895 | 5 780 | 9 850 | 2 487 497 | 31 418 036 |
| Highest, lowest and closing monthly prices and aggregated monthly values and volumes | | | | | |
| **2005** | | | | | |
| August | 8 500 | 7 000 | 8 100 | 692 353 | 8 770 258 |
| September | 9 895 | 7 855 | 9 850 | 1 166 277 | 12 865 230 |
| October | 10 035 | 8 650 | 9 910 | 1 068 334 | 11 416 416 |
| November | 11 100 | 9 450 | 10 010 | 611 049 | 6 000 708 |
| December | 10 600 | 9 850 | 10 200 | 478 460 | 4 671 665 |
| **2006** | | | | | |
| January | 12 950 | 10 325 | 11 550 | 1 129 416 | 9 767 157 |
| February | 12 000 | 10 000 | 10 360 | 1 021 778 | 9 264 887 |
| March | 11 455 | 9 750 | 11 151 | 1 158 631 | 1 0970 475 |
| April | 11 950 | 11 105 | 11 372 | 736 878 | 6 360 598 |
| May | 12 252 | 10 812 | 11 570 | 998 720 | 8 615 382 |
| June | 13 099 | 9 527 | 12 800 | 1 268 515 | 10 986 639 |
| July | 13 685 | 12 700 | 13 150 | 287 486 | 2 201 622 |
| Highest, lowest and closing daily prices and daily aggregated values and volumes | | | | | |
| **August** | | | | | |
| 1 | 12 850 | 12 300 | 12 400 | 19 518 | 157 167 |
| 2 | 12 515 | 12 020 | 12 400 | 39 145 | 316 710 |
| 3 | 12 600 | 12 280 | 12 400 | 67 570 | 546 570 |
| 4 | 12 600 | 12 280 | 12 399 | 68 220 | 549 584 |
| 7 | 12 400 | 12 063 | 12 063 | 8 602 | 70 131 |
| 8 | 12 300 | 12 100 | 12 250 | 31 610 | 258 036 |
| 10 | 12 250 | 12 060 | 12 175 | 17 009 | 139 669 |
| 11 | 12 425 | 12 050 | 12 180 | 11 165 | 91 500 |
| 14 | 12 380 | 12 201 | 12 328 | 16 298 | 132 470 |
| 15 | 12 715 | 12 349 | 12 650 | 37 970 | 301 727 |
| 16 | 13 151 | 12 401 | 13 100 | 77 999 | 601 194 |

| | High (cents) | Low (cents) | Close (cents) | Value (R'000) | Volume (shares) |
|---|---|---|---|---|---|
| **2006** | | | | | |
| 17 | 13 299 | 13 050 | 13 100 | 56 447 | 429 168 |
| 18 | 12 999 | 12 745 | 12 900 | 36 689 | 284 356 |
| 21 | 13 000 | 12 850 | 13 000 | 21 939 | 169 145 |
| 22 | 13 201 | 12 700 | 13 199 | 66 032 | 507 576 |
| 23 | 13 670 | 13 101 | 13 550 | 44 194 | 330 038 |
| 24 | 13 550 | 13 300 | 13 400 | 22 027 | 164 665 |
| 25 | 13 600 | 13 300 | 13 600 | 52 354 | 390 054 |
| 28 | 14 098 | 13 401 | 14 000 | 25 044 | 182 186 |
| 29 | 14 480 | 14 000 | 14 366 | 80 701 | 564 061 |
| 30 | 14 490 | 14 250 | 14 400 | 70 267 | 489 837 |
| 31 | 14 600 | 14 150 | 14 547 | 38 399 | 265 936 |
| **September** | | | | | |
| 1 | 14 600 | 14 200 | 14 231 | 48 670 | 336 067 |
| 4 | 14 275 | 14 000 | 14 150 | 38 559 | 270 739 |
| 5 | 14 200 | 14 000 | 14 000 | 25 599 | 180 996 |
| 6 | 14 150 | 13 850 | 14 000 | 58 205 | 416 412 |
| 7* | 13 999 | 13 600 | 13 700 | 172 272 | 1 250 924 |

* Last practicable date.

*Source: INet-Bridge*

# INFORMATION ON DIRECTORS

A brief *curriculum vitae* of each of the Kumba directors is set out below.

***Executive directors***

| **Constantinus Johannes Fauconnier** (58) | *Chief executive officer* |
|---|---|
| Academic qualifications | Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (honoris causa) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Between 1969 and 1974, Con worked as a graduate engineer, technical assistant, mine overseer and underground manager for various mining companies in the Anglo American Group. For two years after that he was student and research assistant at the College of Business Administration, University of Oregon. From 1976 to 1995 he served in senior positions for various mining companies, including Gencor Limited and JCI Limited. In 1995 Con joined Iscor as general manager for business development in Iscor Mining. He was promoted to deputy managing director of Iscor Mining and appointed executive director of Iscor. In 1999 he was appointed managing director of Iscor Mining. On 1 June 2001, he was appointed chief executive of Kumba. He was also president of the Chamber of Mines from 2003 to 2005 |
| Other current directorships | SIOC; Kumba Coal (Proprietary) Limited; Executive Council of the Chamber of Mines of South Africa |
| Directorships in past 5 years | Iscor, AST Group Limited, now called GijimaAST Group Limited |

| **Dirk Johannes van Staden** (57) | *Executive director finance* |
|---|---|
| Academic qualifications | BJuris, LLB, Advanced Management Programme (Insead) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Dirk joined Iscor in 1997 as general manager, corporate treasury. Prior to that he was employed by IDC as the general manager responsible for international finance, treasury operations and legal services. On 1 June 2001 he was appointed executive director, finance at Kumba |
| Other current directorships | SIOC; Kumba International BV; Kumba Base Metals International BV; Kumba Heavy Minerals BV; Kumba Australia (Proprietary) Limited |
| Directorships in past 5 years | Export Credit Insurance Corporation of South Africa Limited |

| **Michael James Kilbride** (54) | *Executive director business operations* |
|---|---|
| Academic qualifications | BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | After his initial years working in the gold industry as a mining graduate, Mike joined the Sishen Mine and gained experience in all the commodities of the group. He was appointed mine manager, Grootegeluk Coal Mine in 1991 and in 1997 was promoted to general manager, Base Metals. Mike was appointed general manager, Iron Ore in 1999. On 1 June 2001 he was appointed executive director, business operations at Kumba |
| Other current directorships | SIOC; Kumba Coal (Proprietary) Limited; Kumba Base Metals Limited; Kumba Environmental Rehabilitation Fund; Ticor South Africa KZN (Proprietary) Limited; Ticor South Africa (Proprietary) Limited |
| Directorships in past 5 years | Manganore Iron Mining Limited, Hope Downs Management Services |

| **Charles Frederick Meintjes** (43) | *Executive director corporate services* |
|---|---|
| Academic qualifications | BCom Acc, BCompt (Hons), CA(SA), Advanced Management Programme (Wharton) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Charles served his articles of clerkship at Arthur Young from 1985 to 1988. In 1988 he joined SARS. From 1990 to 1993, he worked for Deloitte & Touche as audit manager. He moved to Alusaf Limited in 1993 where he worked as manager until 1999. Charles joined Iscor in 1999 as group manager, information management and was promoted to general manager, continuous improvement Iscor Steel. He was appointed general manager, corporate information management in 2000. On 1 June 2001 he was appointed executive director, corporate services at Kumba |
| Other current directorships | Kumba Coal (Proprietary) Limited; IHM Heavy Minerals (Proprietary) Limited; Kumba Base Metals (Proprietary) Limited; Ticor Limited; Ticor South Africa |
| Directorships in past 5 years | GijimaAST Group Limited; Glen Douglas Dolomite (Proprietary) Limited |

***Non-executive directors***

| **Philip Michael Baum** (51) | *Non-executive director* |
|---|---|
| Academic qualifications | BCom, LLB, Higher Diploma in Tax Law |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Philip is Chairman and Chief Executive Officer of Anglo American plc's Ferrous Metals and Industries Division as well as acting Chief Executive Officer of Anglo American South Africa Limited. Philip joined Anglo American Corporation of South Africa Limited in 1979. In 1991 Philip was appointed an alternate director and in 1997 an Executive Director of Anglo American Corporation of South Africa Limited<br><br>From 1996 to 2001 he was the Chief Executive of Anglo American Corporation Zimbabwe Limited. In March 2001, Philip was appointed Chief Operating Officer of Anglo American Corporation of South Africa Limited. Philip was appointed as Chief Executive Officer of Anglo American's Ferrous Metals and Industries Division in October 2003 and became Chairman of that division and a member of Anglo American plc's Executive Board in January 2006 |
| Other current directorships | Kumba Iron Ore Limited; AACMED Holdings (Proprietary) Limited; Anglo American SA Finance Limited; Anglo American South Africa Limited; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited, Anglo American Corporation Zimbabwe Limited; Tenon Investment Holdings (Proprietary) Limited; Anglo Platinum Limited; Boart Longyear Limited; Hulett Aluminium (Proprietary) Limited; Orient Ocean Holdings Limited; Samancor Manganese (Proprietary) Limited; Anglo DAS Trust, The Tongaat-Hulett Group Limited |
| Directorships in past 5 years | Anglovaal Mining Limited; Mondi South Africa Limited; Peruke Investment Holdings Limited; Steppe Eagle Limited; Tenon Investment Holdings (Proprietary) Limited; Whorl Investment Holdings (Proprietary) Limited; Zambia Copper Investments Limited; African Banking Corporation Zambia Limited; Highveld Steel and Vanadium Corporation Limited; Konkola Copper Mines (Pvt) Limited; Samancor Limited |

| **Barry Erskine Davison** (60) | *Non-executive director* |
|---|---|
| Academic qualifications | BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (Unisa) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Barry was Anglo Platinum's chief executive from 1997 until June 2003. In 1986 he joined the board of AAC. Appointed to Anglo American plc board on 15 May 2001. He has extensive mining industry experience, with a career starting at Johannesburg Consolidated Investment Company Limited, Consolidated Metallurgical Industries Limited, Consolidated Murchison Limited and Rustenburg Platinum Mines Limited |

| | |
|---|---|
| Other current directorships | Anglo American Corporation of South Africa Limited; Anglo American Platinum Corporation Limited (formerly Rustenburg Platinum Holdings Limited); Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited; Lebowa Platinum Mines Limited; Nedcor Limited; Potgietersrust Platinums Limited; Precious Metals Refiners (Proprietary) Limited; Rustenburg Platinum Mines Limited; The Tongaat-Hulett Group Limited |
| Directorships in past 5 years | Anglo American plc; Anglovaal Mining Limited, Anglo Platinum Limited; Highveld Steel and Vanadium Corporation Limited; Samancor Limited |

| **Jurie Johannes Geldenhuys** (63) | *Non-executive director* |
|---|---|
| Academic qualifications | BSc (Eng)(Electrical); BSc (Eng)(Mining); MBA (Stanford); Professional Engineer |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | From 1965 to 1980, Jurie held production and managerial posts on the gold, platinum and copper zinc mines of the then Anglovaal Group. From 1981 till retirement he served in technical and executive capacities involving gold, base metals, coal, ferrous metals and industrial minerals. He retired as managing director of Avgold Limited in 2000 and continued serving the group in a consulting capacity till 2002. Previously served on the boards of Anglovaal Limited, Avmin Limited, Freegold Consolidated Mines Limited, Hartebeestfontein Gold Mining Company Limited, Lorraine Gold Mines Limited, Eastern Transvaal Gold Mines Limited and Iscor Limited. Served as the Chamber of Mines President (1993-1994) and served on the Chamber's Executive Council, Gold Producers' Committee and various other Chamber related board committees. Has also served on the Atomic Energy Council and the National Water Advisory Council |
| Other current directorships | Astral Food Limited |
| Directorships in past 5 years | Avgold Limited; Sallies Limited |

| **Deenadayalen Konar** (51) | *Non-executive director* |
|---|---|
| Academic qualifications | BCom, CA(SA), MAS, DCom |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len began his career as an academic at the University of Durban-Westville. He then spent six years with the Independent Development Trust as head of investments and internal audit, prior to becoming a professional director of companies and consultant |
| Other current directorships | South African Reserve Bank; Old Mutual Life Holdings (South Africa) Limited; Old Mutual Life Assurance Company (South Africa) Limited; Illovo Sugar Limited; J D Group Limited; Securities Regulation Panel; Automobile Association of South Africa; Steinhoff International Holdings Limited; The National Horseracing Authority; Credit Management Solutions Group (Proprietary) Limited; South African Reserve Bank Captive Insurance Company Limited; Development Bank of Southern Africa; Macsteel Holdings (Proprietary) Limited; Unitrans Limited; Sappi Limited; Mutual and Federal Insurance Company Limited; Mustek Limited; Sentech Limited; Outsourced Risk and Compliance Assessment (Proprietary) Limited; International Monetary Fund |
| Directorships in past 5 years | South African Forestry Company Limited; Genbel South Africa Limited; South African Airways (Proprietary) Limited; Pareto Limited |

| **Allen John Morgan** (58) | *Non-executive director* |
|---|---|
| Academic qualifications | BSc, BEng (Electrical), Pr Eng |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Allen began his career as an electrical engineer with Eskom in 1971. He was promoted to regional manager Eskom Orange Free State in 1986. In 1988 he was appointed distribution division manager and in the same year he was promoted to deputy general manager, distribution and marketing. He was appointed to Eskom's board in 1992 and served as executive director marketing and electrification, executive director sales and customer service and Eskom chief executive |
| Other current directorships | Eskom Holdings |
| Directorships in past 5 years | Murray & Roberts Holdings Limited |

| **William Allen Nairn** (61) | *Non-executive director* |
|---|---|
| Academic qualifications | BSc (Eng) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Bill was appointed chief executive and managing director of JCI Limited in 1994. Bill joined AAC in 1997, when he was appointed an executive director. In January 2000, he was appointed group technical director of AA plc and retired from that board at the end of 2004. He has remained a non-executive director of Anglo Platinum, AngloGold Ashanti, Boart Longyear and Kumba, as well as serving on various board safety and sustainable development committees |
| Other current directorships | Amzim Holdings Limited; Anglo American Corporation of South Africa Limited; Anglo American Corporation Zimbabwe Limited; Anglo American Platinum Corporation Limited; AngloGold Ashanti Limited; Boart Longyear Limited; Unki Mines (Pvt) Limited |
| Directorships in past 5 years | Anglo American plc; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Black Mountain Mineral Development Company (Proprietary) Limited; Gamsberg Zinc Corporation Limited; Avgold Limited; Chamber of Mines of South Africa; Konkola Copper Mines; Palabora Mining Company Limited; Western Areas Limited |

| **Sipho Abednego Nkosi** (51) | *Chief executive officer (designate)* |
|---|---|
| Academic qualifications | BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Sipho began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. He is the founder and chief executive officer of Eyesizwe Coal |
| Other current directorships | African Life Company (Proprietary) Limited; Everest Systems Solutions (Proprietary) Limited; Eyesizwe Coal (Proprietary) Limited; Eyesizwe Holdings (Proprietary) Limited; Eyesizwe Mining (Proprietary) Limited; Gold Fields Coal Limited; Great Basin Gold Limited; Richards Bay Coal Terminal Company Limited; Amazwi Power Products (Proprietary) Limited |
| Directorships in past 5 years | Alstom Power (Pty) Limited |

| **Cedric Michael Langton Savage** (67) | *Non-executive director* |
|---|---|
| Academic qualifications | BSc Eng, Pr Eng, MBA, ISMP (Harvard) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Cedric started his career as an engineer at Fairey Aviation in the UK. In 1963 he returned to SA to work as an engineer in the oil (Mobil) and textiles (Felt & Textiles) industries and subsequently as joint managing director of Rainbow Chickens. He joined the Tongaat Group in 1977 as managing director of Tongaat Foods, progressing to executive chairman of the building materials division and chief executive officer of The Tongaat-Hulett Group Limited in 1991. In 2002 he retired from executive duties and is now non-executive chairman of The Tongaat-Hulett Group Limited |
| Other current directorships | The Tongaat-Hulett Group Limited; Datatec Limited; Datatec International; Harmony Gold Mining Company Limited; Hulett Aluminium (Proprietary) Limited; Ned Limited; Ned Group Limited |
| Directorships in past 5 years | AECI Limited; African Rainbow Minerals Gold Limited; African Products (Proprietary) Limited; BOE Limited; Boco (Proprietary) Limited; BOE Bank Limited; BOE Bank Holdings Limited; Corobrik (Proprietary) Limited; Delta Motor Corporation (Proprietary) Limited; Moreland Estates (Proprietary) Limited; Tongaat Group Limited; Tongaat-Hulett Sugar Limited; Tongaat Textiles (Proprietary) Limited;Tongaat-Hulett Management Services (Proprietary) Limited |

| **Neil Saul Segal** (65) | Non-executive director |
|---|---|
| Academic qualifications | BSc (Eng), PhD (Phys Chem)(Rand), DPhil (Economics)(Oxon) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | From 1970 to 1974 Nick was employed by the World Bank as senior economist on India. In 1978 he joined Coopers & Lybrand in the City of London as associate director. He founded international economic and public policy consultants Segal Quince Wicksteed (now SQW) Limited in 1983 in the UK. In 1992 he joined JCI Limited as group consultant, becoming a director in 1995. From 1997 to 1998 he served as an executive director of Anglovaal Limited, and from 1999 through 2003 he was director of the Graduate School of Business, University of Cape Town. He was president of the Chamber of Mines (1996–97), deputy chair of the organised business representative body Business South Africa (1996–98), a member of the Presidential Labour Market Commission (1995–96) and a member of the Council on Higher Education (1998–2002). He is a director of various boards, of both for- and not-for-profit organisations, nationally and in the Western Cape |
| Other current directorships | Genesis Analytics (Proprietary) Limited |
| Directorships in past 5 years | None |

| **Fani Titi (43)** | Non-executive director |
|---|---|
| Academic qualifications | BSc (Hons), MA, MBA |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Fani has worked as a private equity investment professional with Kagiso Trust Investment Company (Proprietary) Limited, Corpgro Limited and now TisoGroup (Proprietary) Limited, where he is chairman. He was previously an executive director of African Bank Investments Limited chief executive of Kagiso Media Limited |
| Other current directorships | AECI Limited; Investec Limited, Investec plc; New Africa Investments Limited |
| Directorships in past 5 years | The Bidvest Group Limited; Armaments Corporation of South Africa Limited |

| **Polelo Lazarus Zim** (45) | Non-executive director |
|---|---|
| Academic qualifications | BCom, BCom (Hons), MCom |
| Nationality | South African |
| Business address | 44 Main Street, Johannesburg |
| Experience | Lazarus was, until recently, Chief Executive Officer of Anglo American South Africa Limited and Chairman of Anglo Operations Limited. Lazarus is President of the Chamber of Mines. Lazarus is former Chief Executive Officer of M-Net Supersport and former Managing Director of MTN International Limited |
| Other current directorships | Anglo American South Africa Limited; Anglo Platinum Corporation Limited; Anglo South Africa Capital (Proprietary) Limited; AngloGold Ashanti Limited; Anglo Operations Limited; Mondi SA Limited; Telkom SA Limited; Afripalm (Proprietary) Limited; Carol Thomas (Proprietary) Limited; Joadrome Investments (Proprietary) Limited; Sanlam Limited and Zim Holdings (Proprietary) Limited |
| Directorships in past 5 years | Anglo American Corporation of South Africa Limited; Anglo Zimele Empowerment Initiative Limited; Armaments Corporation of South Africa Limited |

# SALIENT TERMS OF THE BEE HOLDCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, Kumba, BHP Billiton, Eyabantu SPV, Eyesizwe SPV, Tiso SPV, BEE Women's Group SPV, BEE Holdco and IDC.

2. The purpose of this agreement is to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and remains an HDSA until the final date and therefore that Exxaro remains an HDSA until the final date.

3. Eyabantu SPV, Eyesizwe SPV, Tiso SPV and BEE Women's Group SPV have undertaken, *inter alia*:

   - to remain an HDSA until the final date;
   - that BEE Holdco will remain an HDSA until the final date;
   - not to dispose of their shareholding in BEE Holdco until the fifth anniversary of the transaction completion date (subject to certain exceptions in relation to Eyesizwe SPV) and after the fifth anniversary of the transaction completion date only to each other or to approved HDSAs, subject to pre-emptive rights applicable between the shareholders;
   - not to change the articles of association of BEE Holdco in any way which could result in BEE Holdco losing its HDSA status; and
   - that at least 50% of the directors of BEE Holdco will be HDSAs until the final date.

4. BEE Holdco undertakes, *inter alia*:

   - to remain an HDSA until the final date;
   - not to change its articles of association or propose any resolution which, if passed, will cause BEE Holdco to lose its HDSA status;
   - until the fifth anniversary of the transaction completion date, not to issue shares or vary its share capital structure in any way that would have the effect of BEE Holdco ceasing to have the shareholding structure it has at the transaction completion date (subject to the *adjustments set out in paragraphs 8.1.2 to 8.1.4 of the circular*); and
   - after the fifth anniversary of the transaction completion date, not to issue any shares or vary its share capital structure in any way to the extent that BEE Holdco would cease to be an HDSA having broad-based ownership.

5. The agreement makes provison that if the BEE Holdco shareholders breach the provisions of the agreement relating to HDSA status and/or their voting undertakings in relation to BEE Holdco, such shareholder will be compelled to sell its shares in BEE Holdco to the remaining HDSA shareholders at a discount.

6. The agreement also provides for the individual HDSA shareholders in BEE Holdco to be able to unbundle their indirect shareholding in Exxaro held through BEE Holdco after the seventh anniversary of the transaction completion date provided it does not affect the HDSA status of Exxaro.

# SALIENT TERMS OF THE NEWCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, BHP Billiton, Kumba, BEE Holdco and the Exxaro EEPS Trust.

2. In terms of this agreement various parties have given certain undertakings which will ensure Exxaro's HDSA status until the final date.

3. BEE Holdco has undertaken, *inter alia*, to the designated parties until the final date:
   - to remain an HDSA and that it will use its reasonable endeavours to ensure that Exxaro remains an HDSA;
   - not to vote any of its shares in Exxaro in such a way as will result in Exxaro ceasing to be an HDSA or being in breach of the provisions of this agreement.

4. Exxaro has undertaken, *inter alia*, until the final date that:
   - for so long as its articles of association make provision to that effect, the majority of directors who will be appointed to the Exxaro Board will be HDSAs;
   - it will not dispose of or, subject to certain exceptions, encumber the assets of Eyesizwe Coal, Namakwa Sands, its 26% shareholding in Black Mountain SPV or its 20% shareholding in SIOC. Exxaro will be entitled to encumber the assets of Eyesizwe Coal or its interest in Black Mountain SPV in order to raise finance to maintain and develop such assets;
   - it will not initiate any action, including issuing shares or varying its share capital structure in any way that will result in Exxaro losing its HDSA status or being in breach of this agreement.

5. In the event that Exxaro loses its HDSA status due to a breach of its undertakings given under this agreement, the SIOC Shareholders Agreement or the Black Mountain SPV Shareholders Agreement, as the case may be, or if it breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date, and such loss of status or breach is not remedied, then:
   - ASAC shall be entitled to acquire the Namakwa Sands assets at market value;
   - Eyesizwe SPV shall be entitled to acquire the Eyesizwe Coal assets at market value;
   - ASAC shall be entitled to acquire Exxaro's shareholding in Black Mountain SPV at market value; and/or
   - Kumba Iron Ore shall be entitled to acquire Exxaro's shareholding in SIOC at market value.

6. ASAC has undertaken to hold at least 10% of the issued ordinary share capital of Exxaro until the final date.

7. The Exxaro EEPS Trust has undertaken not to dispose of or encumber any of its shares in Exxaro other than in terms of the rules of the Exxaro EEPS itself.

8. BEE Holdco has undertaken not to dispose of or encumber (subject to certain exceptions) all or any of its shares in Exxaro until the final date.

# DEED OF AMENDMENT TO KUMBA RESOURCES MANAGEMENT SHARE TRUST DEED

1. **PREAMBLE**

1.1 Clause 19 of the trust deed of the Kumba Resources Management Share Trust determines that the trust deed may be amended from time to time by the directors of Kumba Resources Limited;

1.2 The said trust deed needs to be amended to cater for certain changes necessitated by the unbundling of the iron ore operations of Kumba Resources Limited and the effect thereof on participants of the share schemes provided for in the trust deed as set out in this Deed of Amendment.

2. **DEFINITIONS**

Unless otherwise expressly stated, or the context otherwise requires, the following words and expressions shall in this Deed of Amendment bear the meanings ascribed to them below:

2.1 "**Deed of Amendment**", means this deed of amendment read together with the Implementation Agreement and any *annexures* thereto, as amended from time to time.

2.2 "**Implementation Agreement**", means the implementation agreement entered into or about to be *entered into* between Anglo Finance, AOL, ASAC, BEE Womens Group SBV, BHP Billiton, the Subscriber, Newco EEPS Trust, Eyabantu Capital, Eyabantu SPV, Eyesizwe Coal Employees Share Trust, Eyesizwe Coal, Eyesizwe Holdings, Eyesizwe Mining, IDC, Kumba Base Metals, Kumba Coal, Kumba Iron Ore, Kumba, BEE Holdco, Black Mountain SPV, SIOC Community Development SPV, Tiso SPV, PWC, SIOC, SIOC ESPS Trust, SAWIMA, SIOC Community Development Trust, Ticor KZN and Tiso, in terms of which *inter alia*, all of the Project Pangolin Conditions are set out.

3. **INCORPORATION OF TERMS OF THE IMPLEMENTATION AGREEMENT**

3.1 Unless expressly defined in this Deed of Amendment, capitalised terms used in this Deed of Amendment shall bear the same meanings assigned to them in the Implementation Agreement and shall be deemed to be incorporated by reference and form part of this Deed of Amendment.

3.2 The interpretation provisions contained in clause 1 of the Implementation Agreement shall apply in respect of the interpretation of this Deed of Amendment and shall be deemed to be incorporated by reference and form part of this Deed of Amendment.

3.3 This Deed of Amendment shall at all times be read together with and interpreted in the context of the Implementation Agreement.

3.4 In the event of there being a conflict between the provisions of this clause and the provisions of clause 1 of the Implementation Agreement, the provisions of clause 1 of the Implementation Agreement shall prevail.

4. **AMENDMENTS TO THE KUMBA RESOURCES MANAGEMENT SHARE TRUST DEED**

The trust deed of the Kumba Resources Management Share *Trust be and* is hereby amended as follows:

4.1 The following sub-clause 1.1.12A be inserted:

"1.1.12A. "**Implementation Agreement**", means the implementation agreement entered into or about to be entered into between Anglo American SA Finance Limited, Anglo Operations Limited, Anglo South Africa Capital (Pty) Ltd, Basadi ba Kopane Investments (Pty) Ltd, BHP Billiton SA Holdings Limited, Dream Vision Investments 15 (Pty) Ltd, Black Mountain Mining (Pty) Ltd, Exxaro Employee Empowerment Participation Scheme Trust, Eyabantu Capital (Pty) Ltd, Eyabantu Capital Consortium (Pty) Ltd, Eyesizwe Coal Employees Share Trust, Eyesizwe Coal (Pty) Ltd, Eyesizwe Holdings (Pty) Ltd, Eyesizwe Mining (Pty) Ltd, Industrial Development Corporation of South Africa Limited, Kumba Base Metals (Pty) Ltd, Kumba Coal (Pty) Ltd, Kumba Iron Ore Limited, Kumba Resources Limited, Main Street 333 (Pty) Ltd, Black Mountain Mining (Pty) Ltd, Main Street 392 (Pty) Ltd, Morning Tide Investments 168 (Pty) Ltd, PricewaterhouseCoopers Corporate Finance (Pty) Ltd, Sishen Iron Ore Company (Pty) Ltd, SIOC Employee Share Participation Scheme Trust, South African Women in Mining Association (Association incorporated under Section 21), SIOC Community Development Trust, Ticor South Africa KZN (Pty) Ltd and Tiso Group (Pty) Ltd."

4.2 The following sub-clause 1.1.17A be inserted:

"1.1.17A "**Kumba Iron Ore**", Kumba Iron Ore Company Limited, Registration number: 2005/015852/06, a public company incorporated in accordance with the laws of the Republic of South Africa."

4.3 The following sub-clause 1.1.18A be inserted:

"1.1.18A "**non-employer options**", options for ordinary shares held by Kumba Iron Ore employees and options to shares in Kumba Iron Ore held by employees of the company."

4.4 The following sub-clause 1.1.18B be inserted;

1.1.18B "**non-employer shares**", scheme shares, being ordinary shares allotted and issued to participants who are Kumba Iron Ore employees or scheme shares being shares in Kumba Iron Ore which are allotted and issued to participants who are employees of the company."

4.5 Clause 1.1.22 be deleted in its entirety and replaced as follows:

"1.1.22 "**option**", an option as contemplated in clause 14 and where applicable, in terms of clause 12, granted under the scheme to an offeree, which when exercised in respect of any shares to which the option relates, will result in:

1.1.22.1 an allotment and issue of those shares to which such exercise relates from the company to the participant; and/or

1.1.22.2 a sale of those shares to which such exercise relates from the trust to the participant; and/or

1.1.22.3 a cash settlement by the company to the participant of an amount equal to the difference between the purchase price and the closing price of an ordinary share (as shown by the official price list published by the JSE) on the trading day on the JSE on which the option is exercised,

*provided that*, in respect of all unexercised options, in existence as at the Project Pangolin Completion Date, all references to options in this deed shall, unless specifically provided otherwise, refer to both an option in respect of an ordinary share and an option in respect of a share in Kumba Iron Ore."

4.6 Clause 1.1.34 be deleted in its entirety and replaced as follows:

"1.1.34 "**scheme shares**", any ordinary shares in the company which are allotted and issued to a participant or acquired on behalf of the participant in terms of an offer in terms of clause 13, and where applicable, in terms of clause 12, and includes any capitalisation shares in relation thereto; provided that in respect of all scheme shares delivered from and after the Project Pangolin Completion Date, or references to scheme shares in this deed shall, unless specifically provided otherwise, be references to both an ordinary share and a share in Kumba Iron Ore."

4.7 The following sub-clause 1.1.37A be inserted:

"1.1.37A "**Project Pangolin Completion Date**", means the Project Pangolin Completion Date as defined in the Implementation Agreement."

4.8 The following sub-clause 13.5.5A be inserted:

"13.5.5A Notwithstanding anything to the contrary herein contained, unless otherwise determined by the directors, a participant shall be entitled, subject to such terms and conditions which the directors may impose, to pay any share debt due on his non-employer shares and to have them released on the earlier of the release dates set out in this 13.5 or 24 months from the Project Pangolin Completion Date. Such share debt must be paid for by no later than 42 months from the Project Pangolin Completion Date."

4.9 The following sub-clause 14.3A be inserted:

"14.3A The obligation of the trustees to make a cash settlement and/or to deliver any shares to a participant arising from the exercise by such participant of an option relating to non-employer shares and likewise the obligation of a participant to pay the purchase consideration of such shares to the trustees in respect of the exercise of such option, unless otherwise determined by the directors and upon such terms and conditions as they may impose, will arise on the exercise of the option. The options may be exercised in the proportion and on the dates set out in 14.3 and in respect of the remaining options (not yet exercisable as contemplated in 14.3) at any time prior to the day 42 months from the Project Pangolin Completion Date. The unexercised options will lapse on the latter date."

4.10 Clause 18 be deleted in its entirety and replaced as follows:

"18. Safe as provided for in this trust deed, or unless otherwise determined by the directors and upon such terms and conditions as they may impose, no participant shall be entitled to cede (whether as security for indebtedness or as an outright cession) or otherwise deal in or with any of his rights in respect of any options, schemes, shares or any other rights acquired by a participant."

5. **CONDITIONS PRECEDENT**

5.1 Save for clause 2, clause 3 and this clause 5 of this Deed of Amendment, the amendments in terms of this Deed of Amendment shall be subject to the fulfilment or waiver in accordance with the provisions of the Implementation Agreement, of the following suspensive conditions:

5.1.1 The Implementation Agreement having been entered into by each of the parties thereto; and

5.1.2 All of the Project Pangolin Conditions set out in the Implementation Agreement having been fulfilled or waived in accordance with its terms.

5.2 If any of the Suspensive Conditions have not been fulfilled or waived or the period for the fulfilment thereof has not been extended, in accordance with the provisions of the Implementation Agreement, then the amendments in terms of this Deed of Amendment (save for those contained in clause 2, clause 3 and this clause 5 of this Deed of Amendment which shall continue to be of full force and effect) shall never become of any force or effect.

# TRANSACTION AGREEMENTS

| Agreement | Parties to the agreement |
|---|---|
| BEE Holdco Lock-In Agreement | ASAC<br>Exxaro<br>BHP Billiton<br>BEE Women's Group SPV<br>Eyesizwe SPV<br>Eyabantu SPV<br>Tiso SPV<br>IDC<br>BEE Holdco |
| BEE Holdco-Newco (Sasol) Subscription Agreement | BEE Holdco<br>Exxaro |
| BEE Holdco-Newco Subscription Agreement | BEE Holdco<br>Exxaro |
| BEE Holdco Relationship Agreement | ASAC<br>Kumba<br>BHP Billiton<br>BEE Holdco<br>Eyesizwe SPV<br>Eyabantu SPV<br>Tiso SPV<br>BEE Women's Group SPV<br>IDC |
| Black Mountain Option Agreement | AOL<br>Black Mountain SPV<br>Kumba<br>Kumba Base Metals |
| Eyesizwe Coal Sale Agreement | Eyesizwe Mining<br>Eyesizwe Coal Employees Share Trust<br>PricewaterhouseCoopers<br>ASAC<br>BHP Billiton<br>Kumba Coal<br>Eyesizwe Coal |
| Implementation Agreement | Anglo Finance<br>Anglo South Africa (Proprietary) Limited<br>ASAC<br>BEE Women's Group SPV<br>BHP Billiton<br>Eyesizwe SPV<br>Exxaro EEPS Trust<br>Eyabantu SPV<br>Eyabantu Capital<br>Eyesizwe Coal Employees Share Trust<br>Eyesizwe Coal<br>Eyesizwe Holdings<br>Eyesizwe Mining<br>IDC<br>Kumba Base Metals<br>Kumba Coal (Proprietary) Limited<br>Kumba Iron Ore |

| Agreement | Parties to the agreement |
|---|---|
| | Kumba<br>BEE Holdco<br>Black Mountain SPV<br>SIOC Community Development SPV<br>Tiso SPV<br>Pricewaterhouse Coopers<br>SIOC<br>SIOC ESPS Trust<br>SAWIMA<br>SIOC Community Development Trust<br>KZN Sands<br>Tiso |
| Kumba IP Agreement | Kumba<br>Kumba Iron Ore |
| Kumba Iron Ore-SIOC Community Development SPV sale Agreement | Kumba Iron Ore<br>SIOC Community Development SPV |
| Kumba-Kumba Iron Ore Sale Agreement | Kumba<br>Kumba Iron Ore |
| Namakwa Sands Licence Agreement | Anglo American South Africa Limited<br>KZN Sands |
| Namakwa Sands Option Agreement | AOL<br>Kumba<br>KZN Sands |
| Newco EEPS Contribution Agreement | Exxaro EEPS Trust<br>Various employer companies in the Kumba Group |
| Newco EEPS-Newco Subscription Agreement | Exxaro EEPS Trust<br>Kumba |
| Newco Licence Agreement | Kumba<br>Kumba Iron Ore |
| Newco Relationship Agreement | ASAC<br>Kumba<br>BHP Billiton<br>BEE Holdco<br>Exxaro EEPS Trust |
| Share Incentive Schemes Agreement | Kumba<br>Kumba Iron Ore<br>Kumba Management Share Trust<br>KIO Management Share Trust |
| SIOC Community Development SPV Preference Share Agreement | SIOC Community Development SPV Kumba Iron Ore<br>SIOC Community Development Trust<br>SIOC |
| SIOC Community Development Trust Limited Recourse Suretyship Agreement | SIOC Community Development Trust<br>Kumba Iron Ore |
| SIOC Community Development Trust Security Cession and Pledge Agreement | SIOC Community Development SPV<br>SIOC Community Development Trust<br>Kumba Iron Ore |
| SIOC ESPS Contribution Agreement | SIOC ESPS Trust<br>SIOC |
| SIOC ESPS Subscription Agreement | SIOC ESPS Trust<br>SIOC |

| Agreement | Parties to the agreement |
| --- | --- |
| SIOC Shareholders Agreement | SIOC<br>Kumba Iron Ore<br>Kumba<br>SIOC Community Development SPV<br>SIOC ESPS Trust |
| ASAC-Newco Options Agreement | ASAC<br>Kumba<br>Exxaro Subsidiary |
| Black Mountain Offtake Arrangements Terms | Black Mountain SPV<br>Kumba Base Metals |
| Black Mountain Sale of Shares and Claims Terms | AOL<br>Kumba Base Metals<br>Kumba |
| Black Mountain Services Arrangements Terms | AOL<br>Black Mountain SPV<br>Kumba Base Metals |
| Black Mountain Shareholders Arrangements Terms | AOL<br>Black Mountain SPV<br>Kumba Base Metals |
| Namakwa Sands Sale Terms | AOL<br>Kumba<br>KZN Sands |
| Voting Agreement in respect of Kumba Iron Ore | Kumba<br>ASAC |
| Voting Pool Agreement in respect of SIOC | Kumba<br>SIOC ESPS Trust<br>SIOC Community Development SPV |



KUMBA RESOURCES

# Kumba Resources Limited

("Kumba" or the "company")
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

**Directors**

***Non-executive***

A J Morgan *(Non-Executive Chairman)**
P M Baum
B E Davison
J J Geldenhuys*
Dr D Konar*
W A Nairn
S A Nkosi
C M L Savage
Dr N S Segal*
F Titi
P L Zim
* Independent

***Executive***

Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

## NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of Kumba will be held at the registered office of Kumba, Roger Dyason Road, Pretoria West at 10:00 on Thursday, 2 November 2006, for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions set out in this notice of general meeting:

Each resolution is subject to the suspensive condition that the Conditions Precedent reflected in paragraph 17 of the circular to which this notice of general meeting is attached, the provisions of which are deemed to be incorporated herein, are fulfilled or waived. In addition, each resolution is subject to the passing, and where appropriate, registration of all other resolutions, save for ordinary resolutions 5 and 6, unless waived by the company, BHP Billiton SA Holdings Limited and Anglo South Africa Capital (Proprietary) Limited.

### 1. SPECIAL RESOLUTION 1

"RESOLVED THAT the name of the company be and is hereby changed from *Kumba Resources Limited* to *Exxaro Resources Limited*, with effect from the date of passing of this special resolution."

**Reason and effect**

The reason for special resolution 1 is to adopt a new name for the company, as constituted pursuant to the *transaction*. The effect of special resolution 1 is to change the name of the company.

### 2. ORDINARY RESOLUTION 1

"RESOLVED THAT the sale of 79,38% of the shares held by the company in Sishen Iron Ore Company (Proprietary) Limited to Kumba Iron Ore Limited ("Kumba Iron Ore") for a consideration which is to be settled through the issue of so many new ordinary shares in Kumba Iron Ore to the company as is equal to the difference between the number of issued

ordinary shares in the share capital of the company as at the Kumba – Kumba Iron Ore sale completion date (as defined in the circular to which the notice of general meeting proposing this ordinary resolution is attached) and the number of shares in the issued ordinary share capital of Kumba Iron Ore held by the company immediately prior to the Kumba – Kumba Iron Ore sale completion date, be and is hereby approved in terms of section 228 of the Companies Act, 61 of 1973, as amended."

## 3. ORDINARY RESOLUTION 2

"RESOLVED THAT the company distribute to its shareholders registered as such on the record date for such distribution as set out in the circular to which this notice of general meeting is attached, all its shares held in Kumba Iron Ore Limited as a distribution in terms of section 90 of the Companies Act, 61 of 1973, as amended, *pro rata* to their shareholding in the company, on the basis of one share in Kumba Iron Ore for each share held in the company, by way of a reduction of the company's share premium account."

## 4. SPECIAL RESOLUTION 2

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in accordance with section 85 of the Companies Act, 61 of 1973, as amended, and the JSE Listings Requirements to offer to repurchase 38 331 012 ordinary shares in the company from its shareholders registered as such on the record date for a repurchase price of R45,99 per share *pro rata* to each shareholder's shareholding in the company, for an aggregate amount of R1 762 843 203 and on the basis that shareholders may tender additional ordinary shares into the offer for *pro rata* acceptance to the extent that some shareholders elect not to participate in such offer at all or to their full entitlement."

**Reason and effect**

The reason for and effect of this special resolution is to give the company the specific authority to repurchase ordinary shares in the company's issued share capital from its shareholders in order to enhance the historically disadvantaged percentage shareholding in the company.

## 5. ORDINARY RESOLUTION 3

"RESOLVED THAT:

3.1 the directors of the company be and are hereby authorised as a specific authority in terms of section 221 of the Companies Act, 61 of 1973, as amended and in terms of the JSE Listings Requirements to issue for cash to Main Street 333 (Proprietary) Limited ("BEE Holdco") 65 334 843 ordinary shares in the share capital of the company for an amount of R1 951 083 813.

3.2 the directors of the company be and are hereby authorised as a specific authority in terms of section 221 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements to issue for cash to BEE Holdco 1 674 321 ordinary shares in the share capital of the company for an amount of R50 000 000 if the Igoda transaction (as defined in the circular to which this notice of general meeting is attached) is implemented."

*In terms of Rule 5.51(g) of the JSE Listings Requirements, this resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.*

## 6. SPECIAL RESOLUTION 3

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in terms of section 85 of the Companies Act, 61 of 1973, as amended and the JSE Listings Requirements to repurchase up to 10 000 000 ordinary shares from Anglo South Africa Capital (Proprietary) Limited at the *pro rata* repurchase price of R45,99 per ordinary share."

*In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding members of the Anglo American Group (as defined in the circular to which this notice of general meeting is attached) who are not entitled to participate in the vote.*

**Reason and effect**

The reason for and effect of this special resolution is to give the directors the specific authority for the company to repurchase up to 10 000 000 ordinary shares in the company's issued share capital from Anglo South Africa Capital (Proprietary) Limited for the reasons set out in paragraph 4.5 of the circular to which this notice of general meeting is attached.

## 7. ORDINARY RESOLUTION 4

"RESOLVED THAT if the company elects to exercise the buyback option referred to in special resolution 3, the directors be and are hereby authorised as a general authority in terms of section 221 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements, to allot and issue 10 000 000 ordinary shares."

*In terms of Rule 5.51(g) of the JSE Listings Requirements, this resolution is required to be passed by 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.*

## 8. ORDINARY RESOLUTION 5

"RESOLVED THAT the requirement contained in rule 8 of the Securities Regulation Code, that following the acquisition by Main Street 333 (Proprietary) Limited ("BEE Holdco") of more than 35% of the ordinary shares in the company, is obliged to make a mandatory offer to all ordinary shareholders other than the Industrial Development Corporation of South Africa Limited and members of the Anglo American Group (as defined in the circular to which this notice of general meeting is attached) (together the "concert parties") to acquire all of their shares in the company, be and is hereby expressly waived."

*In terms of Rule 8.7 of the SRP Code, a simple majority of the votes of shareholders present or represented by proxy at the general meeting, excluding the concert parties, must be cast in favour of the resolution.*

## 9. ORDINARY RESOLUTION 6

"RESOLVED THAT, if ordinary resolution 5 as set out in this notice of general meeting is not passed, then the mandatory offer to ordinary shareholders (other than the concert parties) required in terms of Rule 8 of the Securities Regulation Code shall be made for a cash consideration only as set out in paragraph 3 of the mandatory offer included in the circular to which this notice of general meeting is attached, and that the offer of the suite of instruments referred to in paragraph 8.2 of the mandatory offer included in the circular be and is hereby waived."

*In terms of Rule 8.7 of the SRP Code, a simple majority of the votes of shareholders present or represented by proxy at the general meeting must be cast in favour of the resolution excluding the concert parties. The Securities Regulation Panel has indicated that the offer to shareholders of the various instruments referred to in the "Mandatory Offer to Exxaro Shareholders" section of the circular* to which this notice of general meeting is attached, *may be dispensed with if so approved by a majority of the company's shareholders excluding the concert parties and if the Securities Regulation Panel grants exemption from making the mandatory offer*

## 10. SPECIAL RESOLUTION 4

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in terms of section 85 of the Companies Act, 61 of 1973, as amended, and the JSE Listings Requirements to repurchase up to 16 374 867 ordinary shares from Main Street 333 (Proprietary) Limited ("BEE Holdco") pursuant to the implementation agreement referred to in Annexure 13 of the circular, to which this notice of general meeting is attached, in the event of an adjustment to the purchase consideration in terms of the Eyesizwe acquisition, as defined in the circular, due to the occurrence of the New Clydesdale Colliery adjustment event (as defined in the circular), and for a consideration as set out in the implementation agreement.

*In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding members of the Anglo American Group (as defined in the circular) who are not entitled to participate in the vote.*

### Reason and effect

The reason and effect of this special resolution is to give the directors the specific authority for the company to repurchase up to 16 374 867 ordinary shares in the company's issued share capital from BEE Holdco for the reasons set out in paragraph 8.1.3 of the circular.

## 11. SPECIAL RESOLUTION 5

"Resolved that the company be and is hereby authorised by way of a specific authority in terms of section 85 of the Companies Act, 61 of 1973, as amended, and the JSE Listings Requirements to repurchase up to 20 292 780 ordinary shares from Main Street 333 (Proprietary) Limited ("BEE Holdco") pursuant to the implementation agreement referred to in Annexure 13 of the circular, to which this notice of general meeting is attached, in the event of an adjustment to the purchase consideration in terms of the Eyesizwe acquisition, as defined in the circular, due to the occurrence of the Mafube adjustment event (as defined in the circular) and for a consideration as set out in the implementation agreement."

*In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting, excluding members of the Anglo American Group (as defined in the circular) who are not entitled to participate in the vote.*

**Reason and effect**

The reason and effect of this special resolution is to give the directors the specific authority to repurchase up to 20 292 780 ordinary shares in the company's issued share capital from BEE Holdco for the reasons set out in paragraph 8.1.4 of the circular.

## 12. ORDINARY RESOLUTION 7

"RESOLVED THAT the Exxaro Employee Empowerment Participation Scheme and the Exxaro Employee Empowerment Participation Scheme Trust, tabled at the meeting and initialled by the chairman for the purposes of identification, be and is hereby approved and adopted by the company."

## 13. ORDINARY RESOLUTION 8

"RESOLVED THAT the directors of the company be and are hereby authorised as a specific authority in terms of section 221 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements to issue for cash to the Exxaro Employee Empowerment Participation Scheme Trust 10 618 974 ordinary shares equivalent to 3% of the company's issued share capital in consideration for an amount of R174 290 000."

*In terms of Rule 5.51(g) of the JSE Listing Requirements, the passing of this resolution is achieved by the attainment of a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.*

## 14. SPECIAL RESOLUTION 6

"RESOLVED THAT the company be and is hereby authorised by way of a specific authority in accordance with section 85 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements to repurchase such number of ordinary shares in the company as the company may be entitled to repurchase in terms of article 39 of the articles of association of the company referred to in special resolution 7 as and when the company exercises its rights in terms of article 39.2 of the articles of association of the company, for a consideration equal to the par value of such shares."

**Reason and effect**

The reason for and effect of this special resolution is to give the directors specific authority for the company to repurchase the shares specified in the special resolution to be able to give effect to the Exxaro EEPS and the provisions of the new Article 39, as and when the company exercises its rights in terms of Article 39.2.

*In terms of Rule 5.69(b) of the JSE Listings Requirements, this special resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.*

## 15. ORDINARY RESOLUTION 9

"RESOLVED THAT:

9.1 the adoption by Sishen Iron Ore Company Limited ("SIOC"), a subsidiary of the company, of the SIOC Employee Share Participation Scheme and the Employee Share Participation Scheme Trust, as tabled at the meeting and initialled by the chairman for purposes of identification;

9.2 the issue by SIOC for cash to SIOC Employee Share Participation Scheme Trust of 360 ordinary shares in SIOC equivalent to 3,09% of SIOC's issued share capital in consideration for an amount of R156 000 000;

9.3 the repurchase by SIOC on the termination date of the SIOC Employee Share Participation Scheme of such number of SIOC shares at par value in accordance with the provisions of the SIOC Employee Share Participation Scheme, be and are hereby approved."

*In terms of Rule 5.51(g) of the JSE Listings Requirements, this resolution is required to be passed by a 75% majority of the votes cast by all shareholders present or represented by proxy at the general meeting.*

**16. ORDINARY RESOLUTION 10**

"RESOLVED THAT the amendment of the Kumba Resources Management Share Scheme Trust in terms of the deed of amendment in Annexure 12 to the circular to which this notice of general meeting is attached, be and is hereby approved."

**17. ORDINARY RESOLUTION 11**

"RESOLVED THAT the new share incentive plans, comprised of the share appreciation rights plan, the long term incentive plan and the deferred bonus plan to be adopted in terms of the amended Kumba Resources Management Share Scheme Trust, tabled at the meeting and initialled by the chairman for the purposes of identification, be and are hereby approved and adopted by the company."

**18. ORDINARY RESOLUTION 12**

"RESOLVED THAT the directors of the company be and are hereby authorised in terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements, to allot and issue ordinary shares in the company for purposes of and in accordance with the provisions of the share incentive plans referred to in ordinary resolution 11."

**19. ORDINARY RESOLUTION 13**

"RESOLVED THAT:

13.1 the entering into by the company of the Share Incentive Schemes Agreement with Kumba Iron Ore Limited, the Kumba Resources Management Share Trust and the Kumba Iron Ore Management Share Trust be and is hereby approved and authorised and (to the extent necessary) ratified;

13.2 the directors of the company be and are hereby authorised as a specific authority in terms of sections 221 and 222 of the Companies Act, 61 of 1973, as amended, and in terms of the JSE Listings Requirements, to grant options and to allot and issue ordinary shares of the company pursuant to such options to the Kumba Resources Management Share Trust and the Kumba Iron Ore Management Share Trust as contemplated in terms of the rules of such trusts and the Share Incentive Schemes Agreement referred to in ordinary resolution 13.1."

**20. ORDINARY RESOLUTION 14**

"RESOLVED THAT:

14.1 the adoption by Kumba Iron Ore Limited ("Kumba Iron Ore"), a subsidiary of the company, of the Kumba Iron Ore Management Share Scheme and the Kumba Iron Ore Management Share Scheme Trust, and the related share incentive plans, comprised of the share appreciation rights plan, the long-term incentive plan and the deferred bonus plan, all as tabled at the meeting and initialled by the chairman for purposes of identification, be and are hereby approved;

14.2 the issue by Kumba Iron Ore for cash to the Kumba Iron Ore Management Share Scheme Trust of ordinary shares in Kumba Iron Ore pursuant to the share incentive schemes referred to in ordinary resolution 14.1 be and is hereby approved."

**21. SPECIAL RESOLUTION 7**

"RESOLVED THAT the articles of association of the company be and are hereby amended as indicated in Annexure 2 to the circular to which this notice of general meeting is attached with effect from the transaction completion date (as defined in the circular)."

**Reason and effect**

The reason for and effect of this special resolution is to amend the articles to include the HDSA principles and the rights attached to Exxaro EEPS shares.

## 22. ORDINARY RESOLUTION 15

"RESOLVED THAT the directors of the company be and are hereby authorised to take all necessary steps to implement the special and ordinary resolutions set out above."

A form of proxy (blue) is attached for the convenience of any certificated or dematerialised Kumba shareholder with own name registration who cannot attend the general meeting, but who wishes to be represented thereat. In order to be valid, completed forms of proxy must be received by the transfer secretaries of the company, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 10:00 on Tuesday, 31 October 2006.

By order of the board of directors

**M S Viljoen**
*Kumba company secretary*

Pretoria
9 October 2006

**Registered office**

Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

**Transfer secretaries**

Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)



**KUMBA** RESOURCES

# Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310
("Kumba" or "the company")

## FORM OF PROXY

For completion by **certificated shareholders** and **shareholders who have elected "own-name" registration** who are unable to attend the general meeting of the company to be held at 10:00 on Thursday, 2 November 2006 at the registered office of Kumba, situated in the Corporate Office, Roger Dyason Road, Pretoria West.

Shareholders who have dematerialised their ordinary shares, other than those shareholders who have dematerialised their ordinary shares with "own-name" registration, and who wish to attend the general meeting either in person or by proxy must advise their CSDP or broker of their intention to attend the general meeting in person or to send a proxy to represent them and request their CSDP or broker to issue them or their proxy with the necessary authorisation to attend the general meeting. Such shareholders must **not** complete this form of proxy. If such shareholders do not wish to attend the general meeting either in person or by proxy, they must instruct their CSDP or broker as to how they wish to vote.

I/We ______________________________

(names in full) ______________________________

of ______________________________

(address) ______________________________

being the holder/s of [ ] ordinary share/s in the company, hereby appoint:

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak, and to vote or abstain from voting on my/our behalf, as indicated below, at the general meeting or any adjournment thereof.

| | **Insert an "X" or the number of votes exercisable (one vote per ordinary share).** | | |
|---|---|---|---|
| | **For** | **Against** | **Abstain** |
| **Special Resolution No. 1**<br>(Approval of name change) | | | |
| **Ordinary Resolution No. 1**<br>(Approval of the sale of 79,38% of the shares held by Kumba in Sishen Iron Ore Company (Proprietary) Limited to Kumba Iron Ore) | | | |
| **Ordinary Resolution No. 2**<br>(Approval of unbundling of shares in Kumba Iron Ore) | | | |
| **Special Resolution No. 2**<br>(Approval of *pro rata* repurchase) | | | |
| **Ordinary Resolution No. 3**<br>(Approval of issue of shares for cash to BEE Holdco) | | | |
| **Special Resolution No. 3**<br>(Approval of specific repurchase of 10 million ordinary shares from Anglo South Africa Capital (Proprietary) Limited) | | | |
| **Ordinary Resolution No. 4**<br>(Approval of allotment and issue of 10 million ordinary shares to the market) | | | |
| **Ordinary Resolution No. 5**<br>(Approval of waiver of mandatory offer) | | | |
| **Ordinary Resolution No. 6**<br>(Approval of execution of mandatory offer, if ordinary resolution No. 5 is not passed) | | | |
| **Special Resolution No. 4**<br>(Approval to repurchase shares from BEE Holdco in the event of a purchase consideration adjustment in terms of the Eyesizwe acquisition due to the occurrence of the New Clydesdale Colliery adjustment event) | | | |
| **Special Resolution No. 5**<br>(Approval to repurchase shares from BEE Holdco in the event of a purchase consideration adjustment in terms of the Eyesizwe acquisition due to the Mafube adjustment event) | | | |

| | Insert an "X" or the number of votes exercisable (one vote per ordinary share). | | |
|---|---|---|---|
| | For | Against | Abstain |
| **Ordinary Resolution No. 7**<br>(Approval and adoption of Exxaro Employee Empowerment Participation Scheme and – Trust) | | | |
| **Ordinary Resolution No. 8**<br>(Approval of issue of shares for cash to Exxaro Employee Empowerment Participation Scheme Trust) | | | |
| **Special Resolution No. 6**<br>(Approval to repurchase shares in terms of article 39 of Kumba's articles of association relating to the Exxaro Employee Empowerment Participation Scheme) | | | |
| **Ordinary Resolution No. 9**<br>(Approval of adoption by SIOC of the SIOC Employee Share Participation Scheme and – Trust) | | | |
| **Ordinary Resolution No. 10**<br>(Approval of amendment of existing Kumba Resources Management Trust Deed) | | | |
| **Ordinary Resolution No. 11**<br>(Approval and adoption of new share incentive plans) | | | |
| **Ordinary Resolution No. 12**<br>(Authorisation of directors to allot and issue ordinary shares pursuant to the new share incentive plans) | | | |
| **Ordinary Resolution No. 13**<br>(Approval, authorisation and (to the extent necessary) ratification of conclusion of Share Incentive Schemes Agreement between Kumba and Kumba Iron Ore, the Kumba Resources Management Share Trust and the Kumba Iron Ore Management Share Trust) | | | |
| **Ordinary Resolution No. 14**<br>(Approval of adoption by Kumba Iron Ore of the Kumba Iron Ore Management Share Scheme and the Kumba Iron Ore Management Share Scheme Trust and the related share incentive plans) | | | |
| **Special Resolution No. 7**<br>(Amendment of articles of association) | | | |
| **Ordinary Resolution No. 15**<br>(Approval of authorisation of directors to take all necessary steps to implement the special and ordinary resolutions) | | | |

Signed at ______________________ on ______________________ 2006

Signature ______________________

Assisted by me (where applicable) ______________________

**Notes:**

1. A shareholder entitled to attend and vote at the general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company.
2. Every shareholder present in person or by proxy and entitled to vote at the general meeting of the company shall, on a show of hands, have one vote only, irrespective of the number of shares such shareholder holds. In the event of a poll, every shareholder shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by such shareholder bears to the aggregate amount of the nominal value of all the shares issued by the company.

**Instructions on signing and lodging the form of proxy:**

1. A certificated or "own name" dematerialised shareholder may insert the name of a proxy or the names of two alternative proxies of the certificated or "own name" dematerialised shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the certificated or "own name" dematerialised shareholder. Should this space be left blank, the proxy will be exercised by the chairman of the general meeting. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A certificated or "own name" dematerialised shareholder's voting instructions to the proxy must be indicated by the insertion of an "X", or, the number of votes exercisable by that certificated or "own name" dematerialised shareholder in the appropriate spaces provided. Failure to do so will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting, as he/she thinks fit in respect of all the certificated or "own name" dematerialised shareholder's exercisable votes. A certificated or "own name" dematerialised shareholder or his/her proxy is not obliged to use all the votes exercisable by him/her or by his/her proxy, but the total number of votes cast, or those in respect of which abstention is recorded, may not exceed the total number of votes exercisable by the certificated or "own name" dematerialised shareholder or by his/her proxy.
3. To be valid the completed forms of proxy must be received at the office of the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107, by no later than 10:00 on Tuesday, 31 October 2006.
4. This form of proxy shall be valid at any resumption of an adjourned general meeting to which it relates, unless the contrary is stated thereon.
5. This form of proxy shall not be used at the resumption of an adjourned general meeting if it could not have been used at the general meeting from which it was adjourned for any reason other than that it was not lodged timeously for the general meeting from which the adjournment took place.
6. This form of proxy shall not be valid after the expiry of two months after the date when it was signed.
7. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been previously recorded by the transfer secretaries.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate etc.) must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.
9. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has been previously recorded by the transfer secretaries or waived by the chairman of the general meeting.
10. The completion and lodging of this form of proxy will not preclude the relevant certificated or "own name" dematerialised shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such certificated or "own name" dematerialised shareholder wish to do so.
11. The completion of any blank spaces need not be initialled. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.
12. The chairman of the general meeting may accept any form of proxy which is completed other than in accordance with these instructions provided that he is satisfied as to the manner in which a certificated or "own name" dematerialised shareholder wishes to vote.



# Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

## FORM OF ACCEPTANCE AND SURRENDER

**For use only by ordinary shareholders who hold their Kumba shares in certificated form and wish to accept the *pro rata* repurchase**

**This form of surrender should be read in conjunction with the circular sent to shareholders dated 9 October 2006.**

**This form is attached for the use by certificated shareholders of Kumba shares who wish to accept the *pro rata* repurchase.**

In terms of the *pro rata* repurchase and subject to the waiver or fulfillment of the conditions precedent, Exxaro has made an offer to eligible Exxaro shareholders on a *pro rata* basis, to repurchase 38 331 012 Exxaro shares at the *pro rata* repurchase price of R45,99 per Exxaro share.

Exxaro shareholders are afforded the opportunity to tender excess Exxaro shares into the offer for *pro rata* acceptance to the extent that some Exxaro shareholders may elect not to participate in the *pro rata* repurchase.

The *pro rata* repurchase consideration will be posted by ordinary mail within five days of the closing date to those shareholders who have accepted the *pro rata* repurchase and who have surrendered their documents of title by Friday, 24 November 2006, alternatively within five business days of receipt of their documents of title by the transfer secretaries, if received thereafter.

**Instructions:**

1. If you wish to accept the *pro rata* repurchase, you must complete the relevant parts of this form, indicating in **Part A** the number of shares which you wish to tender into the *pro rata* repurchase.
2. A separate form of acceptance and surrender is required for each certificated shareholder.
3. **Part A** must be completed by all shareholders who return this form.
4. **Part B** must be completed by shareholders who are emigrants from the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area") or non-residents of the common monetary area who wish their *pro rata* repurchase consideration to be sent to an authorised dealer in South Africa. (See Note 2 overleaf)

**To: The transfer secretaries**

*By hand*
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

*By post*
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61763
Marshalltown
2107

**Please also read notes on the reverse side hereof.**

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed below, in respect of my/our holding of shares in Kumba.

**PART A – All certificated shareholders must please complete all the blocks below and overleaf (in BLOCK CAPITALS).**

Surname or Name of corporate body ____________________

First names (in full) ____________________

Title ____________________

Address to which the *pro rata* repurchase consideration should be sent (if different from registered address) ____________________

____________________

____________________ Postal code ____________________

Country ____________________

**Share certificates and/or other documents of title which are tendered for acceptance in terms of the *pro rata* repurchase**

| Name of registered holder | Certificate number(s) (in numerical order) | Number of shares covered by each certificate | Number of shares in respect of which the *pro rata* repurchase is accepted | Number of shares in respect of which the *pro rata* repurchase is not accepted (if applicable) |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | **Total** | | | |

Exxaro shareholders who become entitled to dispose of fractions of Exxaro shares in terms of the *pro rata* repurchase will have such entitlement rounded up or down to the nearest whole number.

| Signature of Kumba ordinary shareholder | Stamp and address of agent lodging this form (if any) |
|---|---|
| Assisted by me (if applicable) | |
| (State full name and capacity) | |
| Date 2006 | |
| Telephone number (Home) ( ) | |
| Telephone number (Work) ( ) | |

*Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.*

**PART B – To be completed by all certificated shareholders who are emigrants from the common monetary area and non-residents of the common monetary area, if they wish their *pro rata* repurchase consideration to be sent to an authorised dealer in South Africa (see notes 1 and 2 below).**

The *pro rata* repurchase consideration will be forwarded to the authorised dealer nominated below for its control.

Name of authorised dealer ______________________

Account number ______________________

Address ______________________

______________________

______________________ Postal code ______________________

**If no nomination is made above by an emigrant, the *pro rata* repurchase consideration will be held in trust by the transfer secretaries.**

**If no nomination is made by a non-resident, the *pro rata* repurchase consideration will be posted to such non-resident's address specified in the company's share register.**

**Notes:**

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the *pro rata* repurchase consideration to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the *pro rata* repurchase consideration (in the case of emigrants) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. *The pro rata repurchase consideration will not be sent to the relevant shareholders unless and until documents of title in respect of the shares held by such* shareholders have been surrendered to the transfer secretaries.
5. If a shareholder produces evidence to the satisfaction of Kumba that documents of title in respect of Kumba shares have been lost or destroyed, Kumba may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
6. Persons who have acquired shares in Kumba after Monday, 9 October 2006, the date of posting of the document to which this form of surrender is attached, can obtain copies of the form of surrender and the document from Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).
7. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
8. Any alteration to this form of surrender must be signed in full and not initialled.
9. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by Kumba or its transfer secretaries).
10. Where the shareholder is a company or a close corporation, unless it has already been registered with Kumba or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Kumba.
11. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.
12. A minor must be assisted by his parent or guardian unless the relevant documents establishing his legal capacity are produced to or have been registered by *the transfer secretaries of Kumba.*
13. The *pro rata* repurchase offer is not being, and will not be, made, directly or indirectly, in or into the Republic of Ireland, Canada, Japan, Australia or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. Exxaro will not be permitted to accept, directly or indirectly, any tenders made, in connection with the *pro rata* repurchase, in or from any of the foregoing jurisdictions.


KUMBA RESOURCES

**Kumba Resources Limited**
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

**BEE Holdco**
**Main Street 333 (Proprietary) Limited**
(Incorporated in the Republic of South Africa)
(Registration number 2005/025692/07)

# FORM OF ACCEPTANCE AND SURRENDER

**For use only by ordinary shareholders who hold their Kumba shares in certificated form and wish to accept the mandatory offer**

**This form of surrender should be read in conjunction with the circular sent to shareholders dated 9 October 2006.**

**The mandatory offer**

If the whitewash resolution is not approved, BEE Holdco will extend the mandatory offer, in terms of which it will make an offer to Exxaro shareholders to acquire all their shares for a consideration of R45,99 per share payable in cash.

**Action required:**

***If the whitewash resolution is approved***

If the whitewash resolution is approved, the mandatory offer will not be implemented and no further action should be taken.

***If the whitewash resolution is not approved***

If the whitewash resolution is not approved, and you wish to accept the mandatory offer you should complete this form in accordance with the instructions contained herein.

**Instructions:**

A separate form of acceptance and surrender is required for each certificated shareholder.

**Part A** must be completed by all shareholders who return this form.

**Part B** must be completed by shareholders who are emigrants from the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area") or non-residents of the common monetary area who wish their mandatory offer consideration to be sent to an authorised dealer in South Africa. (See Note 2 overleaf)

**To: The transfer secretaries**

*By hand*
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

*By post*
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61763
Marshalltown
2107

**Please also read notes on the reverse side hereof.**

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed below, in respect of my/our holding of shares in Kumba.

**PART A – All certificated shareholders must please complete all the blocks below and overleaf (in BLOCK CAPITALS).**

Surname or Name of corporate body

First names (in full)

Title

Address to which the mandatory offer consideration should be sent (if different from registered address)

Postal code

Country

**Share certificates and/or other documents of title in respect of which the mandatory offer is accepted**

| Name of registered holder | Certificate number(s) (in numerical order) | Number of shares covered by each certificate | Number of shares in respect of which the offer is accepted | Number of shares in respect of which the offer is not accepted (if applicable) |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | **Total** | | | |

| Signature of Kumba ordinary shareholder | Stamp and address of agent lodging this form (if any) |
|---|---|
| Assisted by me (if applicable) | |
| (State full name and capacity) | |
| Date 2006 | |
| Telephone number (Home) ( ) | |
| Telephone number (Work) ( ) | |

*Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.*

**PART B – To be completed by all certificated shareholders who are emigrants from the common monetary area and non-residents of the common monetary area, if they wish their *mandatory offer* consideration to be sent to an authorised dealer in South Africa (see notes 1 and 2 below).**

The *mandatory offer* consideration will be forwarded to the authorised dealer nominated below for its control.

Name of authorised dealer

Account number

Address

Postal code

**If no nomination is made above by an emigrant, the mandatory offer consideration will be held in trust by the transfer secretaries.**

**If no nomination is made by a non-resident, the mandatory offer consideration will be posted to such non-resident's address specified in the company's share register.**

**Notes:**

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the mandatory offer consideration to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the mandatory offer consideration (in the case of emigrants) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. The *mandatory offer* consideration will not be sent to the relevant shareholders unless and until documents of title in respect of the shares held by such shareholders have been surrendered to the transfer secretaries.
5. If a shareholder produces evidence to the satisfaction of BEE Holdco that documents of title in respect of Kumba shares have been lost or destroyed, BEE Holdco may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
6. Persons who have acquired shares in Kumba after 9 October 2006, the date of posting of the document to which this form of surrender is attached, can obtain copies of the form of surrender and the document from Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).
7. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
8. Any alteration to this form of surrender must be signed in full and not initialled.
9. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by Kumba or its transfer secretaries).
10. Where the shareholder is a company or a close corporation, unless it has already been registered with Kumba or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by BEE Holdco.
11. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.
12. A minor must be assisted by his parent or guardian unless the relevant documents establishing his legal capacity are produced to or have been registered by the transfer secretaries of Kumba.
13. The mandatory offer is not being, and will not be, made, directly or indirectly, in or into the Republic of Ireland, Canada, Japan, Australia or any other jurisdiction outside South Africa in which any such offer would require the authorisation of the relevant regulatory authorities or would violate applicable laws or regulations. BEE Holdco will not be permitted to accept, directly or indirectly, any tenders made, in connection with the mandatory offer, in or from any of the foregoing jurisdictions.


KUMBA RESOURCES

# Kumba Resources Limited

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: KMB ISIN: ZAE000034310

## FORM OF SURRENDER

**For use only by ordinary shareholders who hold their Kumba shares in certificated form and wish to surrender their share certificates in anticipation of the change of name**

**This form of surrender should be read in conjunction with the circular sent to shareholders dated 9 October 2006.**

**Instructions:**

1. A separate form of surrender is required for each certificated shareholder.
2. **Part A** must be completed by all shareholders who return this form.
3. **Part B** must be completed by shareholders who are emigrants from the Republics of South Africa and Namibia and the Kingdoms of Swaziland and Lesotho ("the common monetary area") or non-residents of the common monetary area who wish their replacement share certificates to be sent to an authorised dealer in South Africa. *(See Note 2 overleaf)*
4. **Part C** must be completed by those shareholders who are residents in the common monetary area and who wish to specify an address to which their replacement share certificates should be posted.

**To: The transfer secretaries**

*By hand*
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

*By post*
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61051
Marshalltown
2107

**Please also read notes on the reverse side hereof.**

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed below, in respect of my/our holding of shares in Kumba.

**PART A – All certificated shareholders must please complete all the blocks below and overleaf (in BLOCK CAPITALS).**

Surname or Name of corporate body

First names (in full)

*Title*

Address

Postal code

Country

**Share certificates and/or other documents of title which are hereby surrendered in anticipation of the name change**

| Name of registered holder | Certificate number(s) (in numerical order) | Number of shares covered by each certificate |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | **Total** | |

| Signature of Kumba ordinary shareholder | Stamp and address of agent lodging this form (if any) |
|---|---|
| Assisted by me (if applicable) | |
| (State full name and capacity) | |
| Date 2006 | |
| Telephone number (Home) ( ) | |
| Telephone number (Work) ( ) | |

*Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.*

**PART B – To be completed by all certificated shareholders who are emigrants from the common monetary area and non-residents of the common monetary area, if they wish their replacement share certificates to be sent to an authorised dealer in South Africa (see notes 1 and 2 below).**

The replacement share certificates will be forwarded to the authorised dealer nominated below for its control.

Name of authorised dealer

Account number

Address

Postal code

**If no nomination is made above by an emigrant, the replacement share certificates will be held in trust by the transfer secretaries.**
**If no nomination is made by a non-resident, the replacement share certificates will be posted to such non-resident's address specified in the company's share register.**

**PART C – To be completed by those shareholders who are resident in the common monetary area and who wish to specify a postal address to which the replacement share certificates should be posted.**

Name of shareholder

Address

Postal code

**If Part C is not completed by residents of the common monetary area, the replacement share certificates will be posted to such shareholders at the address specified in the company's share register.**

**Notes:**

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the replacement share certificates to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the replacement share certificates (in the case of emigrants) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. If this form of surrender is returned with the relevant documents of title, it will be treated as a conditional surrender which is made subject to the change of name becoming effective. Documents surrendered in anticipation of the change of name becoming effective will be held in trust by the transfer secretaries until the change of name becomes effective.
5. The replacement share certificates will not be sent to the relevant shareholders unless and until documents of title in respect of the shares held by such shareholders have been surrendered to the transfer secretaries.
6. If a shareholder produces evidence to the satisfaction of Kumba that documents of title in respect of Kumba shares have been lost or destroyed, Kumba may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
7. Persons who have acquired shares in Kumba after 9 October 2006, the date of posting of the document to which this form of surrender is attached, can obtain copies of the form of surrender and the document from Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).
8. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form.
9. Any alteration to this form of surrender must be signed in full and not initialled.
10. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by Kumba or its transfer secretaries).
11. Where the shareholder is a company or a close corporation, unless it has already been registered with Kumba or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Kumba.
12. Where there are joint holders of any shares, only that holder whose name stands first in the register in respect of such shares need sign this form of surrender.
13. A minor must be assisted by his parent or guardian unless the relevant documents establishing his legal capacity are produced to or have been registered by the transfer secretaries of Kumba.

PRINTED BY INCE (PTY) LTD

REF. W2CF01391



# (Kumba Resources Limited

("Kumba"),

*whose name is to be changed to*

# Exxaro Resources Limited,

*subject to approval by Kumba shareholders)*

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX ISIN: ZAE000084992
("Exxaro" or "the company")



# REVISED LISTING PARTICULARS

## Prepared in terms of the Listings Requirements of the JSE Limited ("the JSE")

These revised listing particulars are not an invitation to the public to subscribe for shares in Exxaro, but are issued in compliance with the Listings Requirements of the JSE, for the purpose of providing information to the public regarding Exxaro.

These revised listing particulars have been prepared on the assumption that the resolutions detailed in the notice of general meeting of Kumba shareholders to be held at 10:00 on Thursday, 2 November 2006, which notice forms part of the circular to Kumba shareholders ("the Kumba circular"), which accompanies these revised listing particulars, will be passed at the aforementioned general meeting, and that the empowerment transaction, the details of which are specified in the Kumba circular, is implemented. References to Exxaro in these revised listing particulars refer to Kumba as it will be known should the empowerment transaction be implemented and the change of name be approved.

The JSE has agreed to the continued listing of the entire issued ordinary share capital of Exxaro in the General Mining sector of the JSE lists. Should Kumba shareholders approve the change of name, Exxaro will commence trading under the abbreviated name "Exxaro" with effect from the commencement of business on Monday, 27 November 2006.

On the last practicable date, the authorised share capital of Exxaro comprised 500 000 000 ordinary shares with a par value of one cent each ("Exxaro shares"), while the issued share capital of Exxaro comprised of 309 680 011 Exxaro shares. Due to the exercise of share options and the delivery of shares in terms of Kumba's existing share incentive schemes, there may be an increased number of Exxaro shares in issue on the date the empowerment transaction is implemented. The maximum number of shares which can be issued in terms of the share incentive schemes is 11 672 790 as of the last practicable date.

The directors, whose names appear on page 13 of these revised listing particulars, collectively and individually, accept full responsibility for the accuracy of the information given in these revised listing particulars and certify that, to the best of their knowledge and belief, there are no material facts, or circumstances, the omission of which would render any statement in these revised listing particulars false or misleading, that they have made all reasonable enquiries to ascertain such facts and that these revised listing particulars contain all information required in terms of the Listings Requirements of the JSE.

The merchant bank and transaction sponsor, attorneys, corporate law advisers, transfer secretaries, competent person, lead sponsor and reporting accountants, whose names are included in these revised listing particulars, have consented in writing to act in the capacities stated and to their names and reports (where appropriate) being included in these revised listing particulars and have not withdrawn their consents prior to the publication hereof.

An abridged version of these revised listing particulars will be released on the Securities Exchange News Service of the JSE on Monday, 20 November 2006 and published in the press on the same date.

*These revised listing particulars are available in English only.*

**Date of issue: 9 October 2006**

Merchant bank and transaction sponsor


RAND
MERCHANT
BANK
A division of FirstRand Bank Limited

Corporate law adviser



CLS Consulting Services
(Proprietary) Limited

Attorneys


DENEYS REITZ
ATTORNEYS

Lead sponsor


JPMorgan
J.P. Morgan Equities Limited

Reporting accountants


Deloitte.
Deloitte & Touche
Registered Auditors

Independent technical adviser


Consulting
Engineers and Scientists

**This suite of documents includes:**

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

**Shareholders are encouraged to make use of the toll free Kumba Shareholder Information Line for assistance regarding the contents of these revised listing particulars**

Kumba Shareholder Information Line

0800 202 361

(or +27 11 870-8222 if you are calling from outside South Africa)

**This service will be in operation from**

**9 October 2006 until 1 December 2006**

(Both dates inclusive)


Computershare

**Please note that your call may be recorded for security purposes**

**This suite of documents includes:**

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Persons' Report).

Further information may be viewed at www.kumbaresources.com

## DISCLAIMER

The release, publication or distribution of these revised listing particulars in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which these revised listing particulars are released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. These revised listing particulars do not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

The Kumba Iron Ore shares which will be distributed in the unbundling will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

These revised listing particulars contain statements about Exxaro that are or may be forward looking statements. All statements other than statements of historical facts included in these revised listing particulars, may be forward looking statements. Any statements preceded or followed by or that include the words "forecasts", "believes", "expects", "prediction", "will", "may", "anticipates" or similar expression or the negative thereof are forward looking statements.

Forward looking statements include statements relating to the following:

- future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- business and management strategies and the expansion and growth of Exxaro; and
- the effects of Government regulation on Exxaro's businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Exxaro or any director or employee of Exxaro or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Exxaro expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

## CORPORATE INFORMATION

**Company secretary and registered office**

M S Viljoen
Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

**Reporting accountants**

Deloitte & Touche
Chartered Accountants (SA)
Registered Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

**Transfer secretaries**

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

**Merchant bank and transaction sponsor**

Rand Merchant Bank, a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Fredman Drive
Sandton, 2196
(PO Box 786273, Sandton, 2146)

**Lead sponsor**

JP Morgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Illovo, 2196
(Private Bag X9936, Sandton, 2146)

**Independent technical adviser**

Steffen, Robertson and Kirsten Consulting
(South Africa) (Proprietary) Limited
(Registration number 1995/012890/07)
265 Oxford Road
Illovo, 2196
(PO Box 55291, Northland, 2116)

**Attorneys**

Deneys Reitz Inc
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
(PO Box 784903, Sandton, 2146)

**Corporate law adviser**

CLS Consulting Services (Proprietary) Limited
(Registration number 1999/014204/07)
Roger Dyason Road
Pretoria West, 0183
(PO Box 21043, Valhalla, 0137)

# TABLE OF CONTENTS

The definitions commencing on page 5 of these revised listing particulars have been used in this table of contents.



**These revised listing particulars are available in English only. Copies may be obtained from the registered office of the company and the transfer secretaries at the addresses set out above.**

**A Competent Persons' Report has been prepared on the assets of Exxaro and can also be downloaded from www.kumbaresources.com. An independent technical adviser's report on the assets of Exxaro, which has been extracted from the Competent Persons' Report, has been included as Annexure 10 to these revised listing particulars.**

**A Kumba Resources Limited *circular to shareholders* and Kumba Iron Ore Limited *pre-listing statement* have also been provided to shareholders in terms of the Listings Requirements of the JSE Limited and can be downloaded from the company's website at www.kumbaresources.com**

# DEFINITIONS

In these revised listing particulars and the annexures hereto, unless otherwise stated or the context otherwise requires, a reference to the singular includes the plural and *vice versa*, words denoting one gender include the other, words denoting natural persons include legal persons and associations of persons and *vice versa* and the words in the first column have the meanings stated opposite them in the second column.

Kumba shareholders will be requested, at the general meeting, to approve the change of name from "Kumba Resources Limited" to "Exxaro Resources Limited". The name change, if approved, will be effective from the date of the general meeting and, accordingly, Exxaro's subsidiaries will also adopt new names which are set out in the definitions below.

| | |
|---|---|
| "A$" | Australian dollar, the Australian currency; |
| "Act" | the Companies Act, No. 61 of 1973, as amended; |
| "ADR" | American Depositary Receipt; |
| "ADS" | American Depositary Share; |
| "Anglo American plc" | Anglo American plc, registration number 3564138, a public company duly registered and incorporated with limited liability in accordance with the laws of England and Wales, the ordinary shares of which are listed on the London Stock Exchange plc (primary listing), the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange; |
| "Anglo Finance" | Anglo American SA Finance Limited, registration number 2003/015144/06, a public company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc, or such other South African Anglo American Group treasury company or companies as may be identified by ASAC; |
| "AOL" | Anglo Operations Limited, registration number 1921/006730/06, a public company incorporated in accordance with the laws of South Africa and an indirectly owned subsidiary of Anglo American plc; |
| "articles" | the articles of association of Exxaro; |
| "ASAC" | Anglo South Africa Capital (Proprietary) Limited, registration number 1999/002391/07, a private company incorporated in accordance with the laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc; |
| "Australia Sands" | Ticor (Proprietary) Limited, formerly Ticor Limited, registration number ABN 009084851, a private company duly incorporated in accordance with the laws of Western Australia and a wholly-owned subsidiary of Exxaro, which was previously listed on the Australian Stock Exchange and which holds 50% of the Tiwest Joint Venture; |
| "Australia Sands acquisition" | the acquisition by Kumba of the equity of the minority shareholders of Australia Sands in November 2005, thus making Kumba the sole shareholder of Australia Sands; |
| "Basadi ba Kopane" | Basadi ba Kopane Investments (Proprietary) Limited, registration number 2005/035712/07, a private company incorporated in accordance with the laws of South Africa; |
| "BEE" | black economic empowerment; |
| "BEE Holdco" | Main Street 333 (Proprietary) Limited, registration number 2005/025692/07, a private company incorporated in accordance with the laws of South Africa, which will hold, following the implementation of the transaction, the interests of the BEE partners and the IDC in Exxaro; |
| "BEE Holdco Relationship Agreement" | the relationship agreement entered into or to be entered into between ASAC, Kumba, BHP Billiton, BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and the IDC, in terms of which BEE Holdco and its shareholders undertake, *inter alia*, that BEE Holdco will remain an HDSA until the final date; |

| | |
|---|---|
| "BEE partners" | collectively, Eyesizwe Mining, the Eyabantu Consortium, the Tiso Consortium and the BEE Women's Group Consortium; |
| "BEE Women's Group Consortium" | the consortium led by SAWIMA, comprising SAWIMA, SAWIMIH, Xiphemu Investments (Proprietary) Limited, Malibongwe Women's Development Organisation, Nozala Investments (Proprietary) Limited, National Movement of Rural Women and Northern Cape – National Movement of Rural Women; |
| "BEE Women's Group SPV" | Basadi ba Kopane, the vehicle which will hold the interests of the members of the BEE Women's Group Consortium in BEE Holdco; |
| "BHP Billiton" | BHP Billiton SA Holdings Limited, formerly known as Ingwe Coal Corporation Limited, registration number 1896/001356/06, a public company incorporated in accordance with the laws of South Africa, a shareholder in Eyesizwe Coal; |
| "Black Mountain business" | the business conducted as a going concern by AOL as the division styled as 'Black Mountain' and by Black Mountain SPV following the exercise of the Black Mountain option and the implementation of the terms of sale pertaining to Black Mountain in connection with the exploration, development, mining, treatment, production and sale of zinc, lead and copper concentrate and other metals and minerals in concentrate form; |
| "Black Mountain option" | the option granted by AOL to Exxaro Base Metals to acquire a 26% interest in Black Mountain SPV; |
| "Black Mountain SPV" | Black Mountain Mining (Proprietary) Limited, registration number 2005/040096/07, a special purpose, private company incorporated in accordance with the laws of South Africa, which will hold the Black Mountain business pursuant to the exercise of the Black Mountain option; |
| "CEO" | chief executive officer; |
| "Charter Scorecard" | the scorecard for the Mining Charter published pursuant to section 100(2)(a) of the MPRDA under Government Gazette (number 26661 of 13 August 2004) as amended or replaced from time to time; |
| "Chifeng" | Chifeng Kumba Hongye Zinc Corporation Limited, a limited liability company established in accordance with the laws of the People's Republic of China; |
| "CIPRO" | the Companies and Intellectual Property Registration Office, formerly the Registrar of Companies; |
| "commodity business" | commodity business unit within Exxaro; |
| "common monetary area" | South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland; |
| "conditions precedent" | the conditions precedent to the transaction, as set out in the *Kumba circular*; |
| "CSDP" | a Central Securities Depositary Participant, a participant as defined in Section 1 of the Securities Act, 2004 (Act 36 of 2004); |
| "DBP" | Deferred Bonus Plan 2006; |
| "designated parties" | ASAC and BHP Billiton; |
| "DRC" | Democratic Republic of the Congo; |
| "EBIT" | earnings before interest and tax; |
| "EBITDA" | earnings before interest, tax, depreciation and amortisation; |
| "Eskom" | Eskom Holdings Limited, registration number 2002/015527/06, a company incorporated in accordance with the laws of South Africa, all of the ordinary shares of which are held by the Government; |
| "Exco" | Exxaro executive committee; |
| "existing share incentive plans" | Kumba's existing share incentive plans that are described in the Kumba circular and which will be phased out and replaced by the proposed incentive plans, should the transaction be implemented; |

| | |
|---|---|
| "Exxaro" or "the company" | Kumba, whose name will be changed to Exxaro Resources Limited, subject to the passing of the resolutions to be proposed at the general meeting; |
| "Exxaro ADR" | an ADR evidencing one Exxaro ADS; |
| "Exxaro ADS" | an ADS representing one Exxaro share; |
| "Exxaro Base Metals" | Kumba Base Metals (Proprietary) Limited, registration number 1967/004375/07, a private company duly incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Exxaro; |
| "Exxaro Board" | the board of directors of Exxaro, as constituted from time to time; |
| "Exxaro Coal" | Kumba Coal (Proprietary) Limited, registration number 2000/011078/07, a private company duly incorporated in accordance with the laws of South Africa, which will acquire the entire issued ordinary share capital of Eyesizwe Coal (Proprietary) Limited as part of the transaction and a wholly-owned subsidiary of Exxaro; |
| "Exxaro directors" or "the directors" | the directors of Exxaro, from time to time; |
| "Exxaro EEPS shares" | Exxaro shares to be issued to the Exxaro EEPS Trust, which will rank *pari passu* with Exxaro shares, save for the restrictions set out in Annexure 4 that will be placed on these shares, which restrictions include the following key restrictions:<br>– these shares may only be traded in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and the articles; and<br>– Exxaro will have the right to repurchase certain shares in accordance with the provisions of the rules of the Exxaro EEPS, the Exxaro EEPS Trust deed and the articles; |
| "Exxaro EEPS Trust" | the Exxaro Employee Empowerment Participation Scheme Trust established for the purpose of holding Exxaro shares for the benefit of Exxaro participating employees; |
| "Exxaro EEPS" | the Exxaro Employee Empowerment Participation Scheme to be established for the benefit of participating Exxaro employees; |
| "Exxaro FerroAlloys" | Kumba FerroAlloys (Proprietary) Limited, registration number 2004/010253/07, a private company duly registered and incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Exxaro; |
| "Exxaro Group" | Exxaro and its subsidiaries, from time to time; |
| "Exxaro Sands" | collectively, Australia Sands and KZN Sands; |
| "Exxaro shareholders" | holders of Exxaro shares; |
| "Exxaro shares" | ordinary shares having a par value of one cent each in the share capital of Exxaro; |
| "Eyabantu Capital" | Eyabantu Capital (Proprietary) Limited, registration number 2003/011672/07, a private company duly incorporated in accordance with the laws of South Africa; |
| "Eyabantu Consortium" | the consortium led by Eyabantu Capital, which is comprised of Eyabantu Capital, Eyabantu Development Trust, The Mkhonto Trust, The Zandile Investment Trust, Xiphemu Investments (Proprietary) Limited, SAWIMA, SAWIMIH, Pinkie Ncetezo and Northern Cape Development Trust Investment Holdings (Proprietary) Limited; |
| "Eyabantu SPV" | Eyabantu Capital Consortium (Proprietary) Limited, registration number 2005/031587/07, private company incorporated in accordance with the laws of South Africa, which holds all of the interests of the members of the Eyabantu Consortium in BEE Holdco, and no other assets; |
| "Eyesizwe acquisition" | the acquisition by Exxaro of the entire issued share capital of Eyesizwe Coal; |
| "Eyesizwe Coal" | Eyesizwe Coal (Proprietary) Limited, registration number 1999/010289/07, a private company duly registered and incorporated in accordance with the laws of South Africa, which is a subsidiary of Eyesizwe Mining; |
| "Eyesizwe Coal vendors" | the Eyesizwe Coal vendors, whose details are contained in the Kumba circular; |
| "Eyesizwe Holdings" | Eyesizwe Holdings (Proprietary) Limited, registration number 1999/008022/07, a private company duly registered and incorporated in accordance with the laws of South Africa; |

| | |
|---|---|
| "Eyesizwe Mining" | Eyesizwe Mining (Proprietary) Limited, registration number 1999/008022/07, a private company incorporated in accordance with the laws of South Africa; |
| "Eyesizwe SPV" | Dreamvision Investments 15 (Proprietary) Limited, registration number 2004/009915/07, a private company incorporated in accordance with the laws of South Africa, which will hold all of the interests of all of the Eyesizwe Coal shareholders in BEE Holdco and (other than those assets permitted under certain agreements concluded to facilitate the transaction) no other assets; |
| "Ferroland" | Ferroland Grondtrust (Proprietary) Limited, registration number 1974/002120/07, a private company duly registered and incorporated in accordance with the laws of South Africa; |
| "final date" | the earlier of the tenth anniversary of the transaction completion date and the date upon which the designated parties are satisfied that the empowerment credits obtained, directly or indirectly, pursuant to the transaction can no longer be lost or rescinded; |
| "financial year" | the financial year of Exxaro, annually commencing on 1 January; |
| "FTSE 100" | a capitalisation-weighted index of the 100 most highly capitalised companies traded on the London Stock Exchange plc; |
| "FTSE 250" | a capitalisation-weighted index of the mid-capitalised companies traded on the London Stock Exchange plc designed to measure the performance of the mid-cap capital and industry segments of the UK market not covered by the large cap FTSE 100; |
| "Government" | the Government of South Africa; |
| "Group" | Exxaro and its subsidiaries, from time to time; |
| "HDSA" | a historically disadvantaged South African, being any natural person disadvantaged in law by unfair discrimination before the Constitution of the Republic of South Africa Act, No. 200 of 1993, came into operation, or a category or community of such persons, or an unincorporated entity/association or trust having such persons as the majority of its beneficiaries and trustees/other representatives, or a company or other corporate entity controlled by such persons; |
| "IDC" | the Industrial Development Corporation of South Africa Limited, registration number 1940/014201/06, a body corporate created under section 2 of the Industrial Development Act, No. 22 of 1940; |
| "Igoda JV" | Main Street 342 (Proprietary) Limited, to be renamed Igoda Coal (Proprietary) Limited registration number 2005/026493/07, a private company duly registered and incorporated with limited liability in accordance with the laws of South Africa, which will hold the combined Twistdraai mining operations, the export plant and the 5% interest in RBCT currently owned by Sasol Mining, and in which Eyesizwe Coal will acquire a 35% interest should the Igoda transaction be implemented; |
| "Igoda transaction" | the transaction between Eyesizwe Coal and Sasol Mining in terms of which Eyesizwe Coal will acquire a 35% interest in the Igoda JV; |
| "Income Tax Act" | the Income Tax Act, No. 58 of 1962, as amended; |
| "independent technical adviser" | Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited ("SRK"), registration number 1995/012890/07, a private company duly registered and incorporated in accordance with the laws of South Africa; |
| "Iscor" | Iscor, as it was known prior to changing its name to Ispat Iscor and thereafter, to Mittal; |
| "JSE" | the JSE Limited, registration number 2005/022939/06, a company duly registered and incorporated under the laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004; |
| "KFL" | Kinross Forrest Limited a private company incorporated under the laws of the British Virgin Islands; |

| | |
|---|---|
| "km" | kilometre; |
| "kt" | thousand metric tonnes; |
| "ktpa" | thousand metric tonnes per annum; |
| "Kumba" or "the company" | Kumba Resources Limited, registration number 2000/011076/06, a public company duly registered and incorporated in accordance with the laws of South Africa, the ordinary shares of which are listed on the JSE; |
| "Kumba ADR" | a Kumba ADR evidencing one Kumba ADS; |
| "Kumba ADS" | a Kumba ADS representing one Kumba share; |
| "Kumba Board" | the board of directors of Kumba, as constituted from time to time; |
| "Kumba circular" | the circular to Kumba shareholders, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with the Kumba Iron Ore pre-listing statement and these revised listing particulars; |
| "Kumba general meeting" or "general meeting" | the general meeting of Kumba shareholders to be held at 10:00 on Thursday, 2 November 2006, at the registered office of Kumba situated at Roger Dyason Road, Pretoria West; |
| "Kumba Group" | Kumba and its subsidiaries, from time to time; |
| "Kumba Iron Ore" | Kumba Iron Ore Limited, registration number 2005/015852/06, a public company incorporated in accordance with the laws of South Africa as a wholly-owned subsidiary of Kumba; |
| "Kumba Iron Ore pre-listing statement" | the Kumba Iron Ore pre-listing statement, dated 9 October 2006, and all annexures and attachments thereto, distributed to Kumba shareholders together with the Kumba circular and these revised listing particulars; |
| "Kumba shareholders" | registered holders of Kumba shares; |
| "Kumba shares" | ordinary shares of one cent each in the issued share capital of Kumba; |
| "KZN Sands" | collectively, Ticor South Africa (KZN) (Proprietary) Limited, registration number 1987/001627/07, a private company duly registered and incorporated in accordance with the laws of South Africa and Ticor South Africa (Proprietary) Limited registration number 1998/001039/07, a private company duly registered and incorporated in accordance with the laws of South Africa, both wholly-owned subsidiaries of Exxaro; |
| "last practicable date" | the last practicable date prior to the finalisation of these revised listing particulars, being Thursday, 7 September 2006; |
| "Listings Requirements" | the Listings Requirements of the JSE in force at the date of these revised listing particulars; |
| "LTIP" | Long-Term Incentive Plan 2006; |
| "Mafube" | Mafube Coal Mining (Proprietary) Limited, registration number 2004/017532/07, a private company incorporated in accordance with the laws of South Africa; |
| "Mafube JV" | the joint venture in respect of, *inter alia*, the Springboklaagte mineral rights, established by ASAC and Eyesizwe Coal, held through Mafube, in which Eyesizwe Coal will acquire an interest of 50%; |
| "MSP" | mineral separation plant; |

| | |
|---|---|
| "Mining Charter" | the broad-based socio-economic empowerment charter for the South African mining industry, developed under section 100 of the MPRDA together with the Charter Scorecard, and any amended or replacement Mining Charter and/or Charter Scorecard from time to time; |
| "Mittal" | Mittal Steel South Africa Limited, registration number 1989/002164/06, a public company duly registered and incorporated in accordance with the laws of South Africa, all the shares of which are listed on the JSE; |
| "MPRDA" | Mineral and Petroleum Resources Development Act, No. 28 of 2002; |
| "Mt" | million metric tonnes; |
| "Mtpa" | million metric tonnes per annum; |
| "MW" | mega watt; |
| "Namakwa Sands" | the assets, liabilities, business and associated mineral reserves of Namakwa Sands, being a mineral sands operation owned by AOL; |
| "Namakwa Sands option" | the option granted by AOL to KZN Sands to acquire Namakwa Sands as a going concern; |
| "Newco Relationship Agreement" | the relationship agreement entered into or to be entered into between ASAC, Kumba, BHP Billiton, Exxaro EEPS Trust and BEE Holdco in terms of which Kumba/Exxaro and BEE Holdco undertake, *inter alia*, that Kumba/Exxaro will remain an HDSA until the final date; |
| "Northern Cape Leads" | the facilitators of the SIOC Community Development Trust, being Tiso and Eyabantu Capital; |
| "participating Exxaro employees" | at the inception of the Exxaro EEPS, participating Exxaro employees will be all permanent employees of Exxaro, or any of its subsidiaries, employed in South Africa, or in any other country designated by the Exxaro Board:<br>– *who do not participate in the existing share incentive plans;*<br>– who will not participate in the proposed share incentive plans in respect of Exxaro; and<br>– the majority of whom are HDSAs; |
| "proposed share incentive plans" | collectively, the SAR, LTIP and DBP, which will be adopted by Exxaro, subject to approval by Kumba shareholders; |
| "Rand" or "R" | the currency of South Africa; |
| "RBCT" | Richards Bay Coal Terminal, located in Richards Bay, South Africa; |
| "registered office of Exxaro" | Roger Dyason Road, Pretoria West; |
| "resolutions" | the ordinary and special resolutions to be proposed at the general meeting, which if approved, will permit the implementation of the transaction; |
| "revised listing particulars" | these revised listing particulars, dated 9 October 2006 and all the annexures hereto; |
| "Rosh Pinah " | Rosh Pinah Zinc Corporation (Proprietary) Limited, registration number 380, a company registered and incorporated in Namibia; |
| "SAR" | Share Appreciation Right Scheme 2006; |
| "Sasol Mining" | Sasol Mining (Proprietary) Limited, registration number 1979/003231/07, a private company incorporated in accordance with the laws of South Africa; |

| | |
|---|---|
| "SAWIMA" | South African Women in Mining Association, registration number 2003/022750/08, a company not having a share capital incorporated under section 21 of the Act as an *association not for gain;* |
| "SAWIMIH" | South African Women in Mining Investment Holdings (Proprietary) Limited, registration number 2003/025168/07, a private company incorporated in accordance with the laws of South Africa; |
| "SDCT" | South Dunes Coal Terminal Company (Proprietary) Limited, registration number 1996/017852/07, a company registered and incorporated in accordance with the laws of South Africa; |
| "SEC" | the United States Securities and Exchange Commission; |
| "SENS" | the Securities Exchange News Service of the JSE; |
| "SHE" | safety, health and environment; |
| "SIOC" | Sishen Iron Ore Company (Proprietary) Limited registration number 2000/011085/07, a private company registered and incorporated in accordance with the laws of South Africa; |
| "SIOC Community Development SPV" | Main Street 392 (Proprietary) Limited, registration number 2005/040145/07, a special purpose, private company incorporated in accordance with the laws of South Africa; |
| "SIOC Community Development Trust" | a trust to be established under the guidance of the Northern Cape Leads, the Office of the Premier of the Northern Cape, ASAC and Kumba Iron Ore and SIOC for the ultimate benefit of communities and community-based projects in the Northern Cape and, potentially, in other areas in which SIOC conducts mining operations; |
| "SIOC ESPS Trust" | the SIOC Employee Share Participation Scheme Trust established for the purpose of holding SIOC ordinary shares for the benefit of SIOC participating employees; |
| "SIOC ESPS" | the SIOC Employee Share Participation Scheme to be established for the benefit of SIOC participating employees; |
| "SIOC participating employees" | at the inception of the SIOC ESPS, participating employees will be all permanent employees of SIOC, or any of its subsidiaries, employed in South Africa, or in any other country designated by the board of directors of SIOC:<br>– who do not participate in the existing share incentive plans;<br>– who will not participate in the proposed share incentive plans in respect of Kumba Iron Ore; and<br>– the majority of whom are HDSAs; |
| "Sishen" | the Sishen mine owned by SIOC; |
| "South Africa" | the Republic of South Africa; |
| "STRATE Limited" | STRATE Limited registration number 1998/022242/06, a public company duly registered and incorporated with limited liability in accordance with the laws of South Africa, and which is a registered central securities depository; |
| "STRATE" | a clearing and settlement environment for share transactions to be settled and transfer of ownership to be recorded electronically and managed by STRATE Limited; |
| "subsidiary" | a subsidiary as defined in the Act; |
| "Tiso" | Tiso Group (Proprietary) Limited (formerly Tiso Capital (Proprietary) Limited), registration number 1999/010875/07, a private company incorporated in accordance with the laws of South Africa; |

| | |
|---|---|
| "Tiso Consortium" | the consortium led by Tiso and which is comprised of Tiso, New National Minerals Mining (Proprietary) Limited, Ensanro 2 Investment Holdings (Proprietary) Limited, C-Max Mining Resources (Proprietary) Limited, Nozala Investments (Proprietary) Limited, Jay and Jayendra (Proprietary) Limited and the Northern Cape – National Movement of Rural Women; |
| "Tiso SPV" | Morning Tide Investments 168 (Proprietary) Limited, registration number 2005/030141/07, a private company incorporated in accordance with the laws of South Africa, which is a subsidiary of Tiso and which will hold all of the interests of the members of the Tiso Consortium in BEE Holdco; |
| "Tiwest Joint Venture" | the joint venture between Australia Sands and Tronox Incorporated in respect of an integrated mineral sands and titanium dioxide pigment operation in Western Australia; |
| "tpa" | metric tonnes per annum; |
| "transaction" | the single indivisible transaction comprising the transaction steps detailed in the Kumba circular; |
| "transaction completion date" | the date of completion of the transaction as defined in the Kumba circular; |
| "transfer secretaries" | Computershare Investor Services 2004 (Proprietary) Limited, registration number 2004/003647/07, a private company duly registered and incorporated in accordance with the laws of South Africa, the transfer secretaries of Kumba and Exxaro; |
| "Transnet" | Transnet Limited (registration number 1990/000900/06), a public company duly registered and incorporated in accordance with the laws of South Africa; |
| "UK" | United Kingdom; |
| "unbundling" | the proposed unbundling of Kumba Iron Ore by way of a distribution *in specie* by Kumba of the entire issued share capital of Kumba Iron Ore in terms of section 90 of the Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba share held at the close of business on the record date, to be effected by way of a reduction to Kumba's share premium, and the listing of Kumba Iron Ore in the "Basic Materials – General Mining" sector of the JSE lists; |
| "US" | the United States of America; and |
| "US$" | US dollar, the US currency. |



# (Kumba Resources Limited

("Kumba"),

*whose name is to be changed to*

# Exxaro Resources Limited,

*subject to approval by Kumba shareholders)*

(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
Share code: EXX ISIN: ZAE000084992

**Directors**

***Non-executive***

A J Morgan* *(Chairman)*
P M Baum
B E Davison
J J Geldenhuys*
Dr D Konar*
W A Nairn
S A Nkosi
C M L Savage
Dr N S Segal*
F Titi
P L Zim

* Independent

***Executive***

Dr C J Fauconnier *(Chief Executive)*
M J Kilbride
C F Meintjes
D J van Staden

The abovementioned directors are the current directors of Kumba. The names of the proposed directors of Exxaro appear in Annexure 6 to these revised listing particulars.

## REVISED LISTING PARTICULARS

### 1. INTRODUCTION

It was released on SENS on Thursday, 13 October 2005 that, *inter alia*, Kumba and Anglo American plc had entered into a binding framework agreement regarding a series of transactions which, if implemented, would result in the unbundling of Kumba's iron ore interests and the transfer of a controlling equity interest in Kumba (to be renamed Exxaro) to a black-owned and controlled vehicle through a fully funded transaction. Upon becoming unconditional, the transaction will result in:

- the establishment of Exxaro as the premier black-owned, managed and controlled diversified mining company in South Africa, which will be listed on the JSE;
- the establishment of Kumba Iron Ore, which will be separately listed and with its underlying South African operations empowered with 26% HDSA ownership on the transaction completion date.

It was further announced on Wednesday, 27 September 2006 that all legal agreements necessary to implement the transaction had been finalised and that, subject to the fulfilment of the conditions precedent in the legal agreements, including receiving approval from Kumba shareholders and the requisite regulators, the transaction would be implemented.

These revised listing particulars have been prepared on the assumption that:

- the resolutions detailed in the notice of general meeting of Kumba shareholders annexed to the Kumba circular will be approved at the Kumba general meeting and registered (where applicable) by CIPRO;
- that the unbundling of Kumba Iron Ore, the details of which are reflected in the Kumba circular, will be implemented.

These revised listing particulars are not an invitation to the public to subscribe for shares in Exxaro, but are issued in compliance with the Listings Requirements, for the purpose of providing information to the public regarding Exxaro.

## 2. OVERVIEW

Subject to the transaction becoming unconditional, the major portion of Kumba's iron ore assets will be transferred to Kumba Iron Ore, which will be separately listed and unbundled, while the balance of Kumba's existing assets will be retained in Exxaro. Exxaro's asset base will be supplemented by the coal assets of Eyesizwe Coal. In addition, in the event of the exercise of the Namakwa Sands option and Black Mountain option, Exxaro's asset base will also be further supplemented by Namakwa Sands and a 26% interest in Black Mountain SPV, to create South Africa's largest empowered mining group. Exxaro will retain a 20% shareholding in SIOC, a subsidiary of Kumba Iron Ore, with Anglo American plc as the majority shareholder in Kumba Iron Ore.

### 2.1 The establishment of Exxaro and Kumba Iron Ore

The establishment of Exxaro and Kumba Iron Ore will be effected as follows:

- Kumba will transfer 79,38% of the issued ordinary shares in SIOC, which houses Kumba's South African iron ore assets, to Kumba Iron Ore, a wholly-owned subsidiary of Kumba, in exchange for ordinary shares in Kumba Iron Ore. Exxaro will retain a 20,62% equity interest in SIOC;
- 3,09% of SIOC's issued share capital will be issued to the SIOC ESPS Trust that will be established to facilitate the implementation of the SIOC ESPS. Kumba Iron Ore's interest in SIOC will thus be diluted to 77% and Exxaro's interest in SIOC will be diluted to 20%;
- Kumba Iron Ore will further reduce its holding in SIOC to 74% as a result of the disposal of 3% of SIOC's issued share capital to SIOC Community Development SPV which will be wholly owned by the SIOC Community Development Trust; and
- Kumba Iron Ore will be listed on the JSE and unbundled to existing Kumba shareholders.

To significantly enhance the Exxaro investment case, thus giving it critical mass and leading market positions in its core operations of coal and mineral sands:

- Exxaro will enlarge its coal asset portfolio by acquiring Eyesizwe Coal, positioning it as the fourth largest coal producer in South Africa; and
- Exxaro has been granted the Namakwa Sands option in terms of which it can acquire Namakwa Sands. In the event that the Namakwa Sands option is exercised, Exxaro will attain a leading market position in its core mineral sands operations.

In addition, Exxaro has been granted the Black Mountain option, which, if exercised, will strengthen Exxaro's position in the South African zinc market.

Full details on the transactions entered into by Kumba to effect the creation of Exxaro and Kumba Iron Ore are contained in the Kumba circular.

### 2.2 The proposed structure

The ownership structure of Exxaro and SIOC, subsequent to the implementation of the transaction, is illustrated in the diagram below.

**Structure post-unbundling**



85%
13,4%
IDC
21,7%
15%
55%
9,5%
9,5%
11%#
64,9%
74%
3%
SIOC Community Development Trust
53%
3%
19%
25%
3%
SIOC ESPS
20%
Iron ore
Coal
Mineral sands
Base Metals and Industrial Minerals
* Listed on the JSE
# 17,8% effective holding
56% black-owned and controlled on transaction completion date
26% black-owned and controlled on transaction completion date


### 2.3 BEE Partners empowerment arrangements

In terms of the BEE Holdco Relationship Agreement, the BEE Partners, BEE Holdco and the designated parties have agreed principles to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and remains an HDSA until the final date and therefore that Exxaro remains an HDSA until the final date.

Annexure 8 sets out the salient terms of this agreement.

### 2.4 Exxaro's empowerment status

In terms of the Newco Relationship Agreement, BEE Holdco and Exxaro have given certain undertakings which will ensure that Exxaro maintains its HDSA status until the final date. Exxaro's articles will therefore, subject to shareholder approval, incorporate various provisions entrenching the majority HDSA status of its board of directors and restricting the issue of new shares or the alteration of its share capital that may result in Exxaro losing its HDSA status. The proposed amendments to Exxaro's articles are set out in Annexure 2 to the Kumba circular.

In the event that Exxaro loses its status as an HDSA due to a breach by Exxaro of the undertakings given by it under the Newco Relationship Agreement, the SIOC shareholders agreement or the Black Mountain SPV shareholders agreement, as the case may be, or if Exxaro breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date, and such loss of status or breach is not remedied, then:

- ASAC will be entitled to acquire the Namakwa Sands assets at market value;
- Eyesizwe SPV will be entitled to acquire the Eyesizwe Coal assets at market value;
- ASAC will be entitled to acquire Exxaro's interest in Black Mountain SPV at market *value; and/or*
- Kumba Iron Ore will be entitled to acquire Exxaro's shareholding in SIOC at market value.

These acquisitions will be implemented in accordance with the applicable Listings Requirements.

Exxaro is obliged to utilise the proceeds from the disposal of the abovementioned assets to repay its outstanding senior bank facilities.

ASAC has undertaken to hold at least 10% of the initial issued ordinary share capital of Exxaro (prior to the vesting of share options) until the final date.

In terms of the funding arrangements, to the extent that the assets which are disposed of by Exxaro have a market value of 30% or more of the market value of Exxaro or in the case of Exxaro's 20% shareholding in SIOC, to the extent that the SIOC shares which are disposed of by Exxaro have a market value of 15% or more of the market value of Exxaro:

- the mezzanine lenders providing financing to BEE Holdco will be entitled to put the outstanding BEE Holdco mezzanine facilities outstanding, the mezzanine facility documents and the mezzanine transaction security, to Anglo Finance;
- the IDC providing finance to BEE Holdco will be entitled to put the BEE Holdco IDC preference shares, the BEE Holdco IDC preference share rights, the BEE Holdco IDC preference share documents and transaction security, to Anglo Finance;
- the IDC providing finance to the BEE Women's Group SPV will be entitled to put the preference shares and the ordinary shares held by the IDC in the BEE Women's Group SPV, to Anglo Finance;
- the lenders providing finance to the Eyabantu SPV and the Tiso SPV will be entitled to put the preference shares held by such lenders in the Eyabantu SPV and the Tiso SPV, respectively, to Anglo Finance.

The obligations of Anglo Finance under the abovementioned put options are guaranteed by ASAC.

Exxaro is obliged to utilise the proceeds from the disposal of the abovementioned assets to repay its outstanding senior bank facilities.

Annexure 9 sets out the salient terms of this agreement.

## 3. RATIONALE

Subject to the passing of the resolutions to be proposed at the general meeting, Kumba's existing businesses will be separated into two listed companies; Exxaro, which will hold a diversified portfolio of mining assets, and Kumba Iron Ore, which will hold 74% of SIOC. Both Exxaro and the South African iron ore operations of Kumba Iron Ore (held in SIOC) will comply with the ownership targets of the Mining Charter and they will provide attractive investment opportunities. Pursuant to the implementation of the transaction, all Kumba shareholders will receive one Kumba Iron Ore share for every Kumba share held on the record date for the transaction.

Exxaro will have a diverse commodity portfolio in coal, mineral sands, base metals and industrial minerals. Exxaro will also retain exposure to iron ore through a 20% interest in SIOC. The merger of the coal assets of Kumba and Eyesizwe Coal will make Exxaro the fourth largest South African producer with a capacity of 45Mtpa. In addition, Exxaro will be positioned for growth through expansions and strategic acquisitions, including the Namakwa Sands option and the Black Mountain option. Exxaro will become a significant market player in the coal and mineral sands arena and provide a unique listed investment opportunity into these commodities.

## 4. BUSINESS STRATEGY

As a fully empowered and diversified South African mining company, which is listed on the JSE, Exxaro has a strategy to capitalise on growth opportunities both domestically and internationally. The short-term strategy will be to consolidate and integrate assets, operations and projects of Exxaro, Eyesizwe Coal and Namakwa Sands (if the Namakwa Sands option is exercised) for maximum benefit and to exploit the potential synergies arising from the implementation of the transaction. Growth opportunities will be pursued in a financially judicious manner within sustainable debt levels and the preservation of Exxaro's empowerment status.

Future strategy will focus on leveraging off the advantage that Exxaro enjoys in the Waterberg coal field, with the only existing operating mine and high quality reserves, and satisfying the growing domestic demand for power station coal, reductants and metallurgical coals. The mineral sands business is unique in being the only globally integrated producer from mine to pigment. The ability to produce a full range of mineral sands products, global operations and a high level of intellectual knowledge lends itself to developing strategic opportunities. The importance that Exxaro places on technology and the success achieved to date in developing the AlloyStream™ technology, detailed in paragraph 10.4 below, indicates potential for a strategic focus on ferroalloys.

Good governance, underpinned by a multi-stakeholder approach, will be an important feature of Exxaro.

## 5. MARKETING

Within the mandate and key policies set by the Exxaro Board, each commodity business is responsible for determining its own marketing strategy. Exxaro's primary objective is to market the bulk of its annual production on a contractual basis to selected customers by using a network involving in-house marketing, overseas offices and agency supply agreements. Long-term contractual arrangements, built around reliability of supply, quality assurances and competitive pricing, form the hallmark of Exxaro's marketing policy and practices.

## 6. CONVERSION OF MINERAL RIGHTS

In terms of the MPRDA and the Mining Charter, Kumba has prepared and submitted the requisite applications for the conversion of its mineral rights into new order rights. The applications were audited by an independent adviser prior to submission and acceptance by the appropriate regional offices of the Department of Minerals and Energy. Kumba is confident that the applications were competent submissions and comply with the provisions of the MPRDA and the Mining Charter.

## 7. FINANCIAL INFORMATION

### 7.1 Historical financial information relating to Kumba

The restated historical financial information of Kumba for the three financial periods ended 31 December 2005, 31 December 2004 and 30 June 2003 respectively, and the reviewed financial information for the interim financial period ended 30 June 2006 are attached as Annexure 1 to these revised listing particulars.

### 7.2 *Pro forma* financial information

The *pro forma* financial information of Exxaro for the six months ended 30 June 2006 is attached as Annexure 2 to these revised listing particulars. The *pro forma* financial information has been prepared for illustrative purposes only to provide information on how the transaction would have impacted on Kumba shareholders. Due to the nature of the *pro forma* financial information, it may not fairly present Exxaro's financial position or the results of its operations.

### 7.3 Independent reporting accountants' report

The independent reporting accountants' reports on the *pro forma* financial information for the six months ended 30 June 2006, is set out in Annexure 3 to these revised listing particulars.

## 8. PROSPECTS

Over the past five years, Kumba has established itself as one of the best performing resource companies. This position has been achieved through a focus on people development, leadership style, operational excellence and best practice financial reporting and legislative compliance. Equally, Eyesizwe Coal has established itself as a successful empowerment company in the South African coal industry. This successful management approach of Kumba and Eyesizwe Coal, together with continuity in senior management, will ensure that Exxaro enjoys similar success.

Exxaro is positioned for growth and presents investors with an exciting investment case. As South Africa's largest, black-controlled and diversified mining company, its ability to grow domestically is significantly enhanced, while the existing operational interests in Namibia, Australia and China provide a base for growth in international markets.

The strong demand for commodities that currently prevails, driven primarily by growth in the US and China, together with the future prospects for India, augers well for the commodities with which Exxaro is associated. The diverse portfolio consists of coal, mineral sands, zinc, ferrosilicon and dolomite together with emerging opportunities in ferroalloys. Exxaro's 20% interest in the iron ore operations and expansions of SIOC further enhances its commodity profile.

The coal business, with a capacity of 45Mtpa, is on a par with South Africa's major domestic producers. Exxaro is the largest supplier of coal to Eskom for power generation and also South Africa's largest producer of metallurgical coals. With the current energy crisis that Eskom is experiencing, Exxaro has mines and reserves that are well positioned to meet the additional coal needs for power generation. As a participant in the RBCT Phase V expansion, opportunities to open new mines and for brownfields expansion are currently being pursued.

Much focus is being placed on expansion in the Waterberg coalfield, which accounts for the major proportion of South Africa's coal reserves and where Exxaro operates the world class Grootegeluk mine. Exxaro has excellent reserves in the Waterberg and has the potential to produce a range of coal products to meet the needs of future growth in demand from the different sectors. Current initiatives are also underway to develop downstream into the reductant market.

Exxaro already enjoys a prominent global position in the mineral sands business, with operations in South Africa and Australia and with the advantage of being totally integrated from mine to pigment production. Mineral sands is a strategically important growth area and with the recent acquisition of the minorities' interests in Australia Sands as well as the option to acquire Namakwa Sands, the company will become one of the world's top three producers of zircon and chlorinatable slag. With attractive mineral sands resources in South Africa and Madagascar, the opportunity to expand this business remains a key focus area. The existing plants in both South Africa and Australia lend themselves to brownfields expansion and current planning entails a new mine in South Africa and expansion of synthetic rutile and pigment production in Australia.

Current zinc metal prices, which are anticipated to prevail for some time, provide Exxaro with the opportunity to grow its zinc business. The refinery expansion at Chifeng has proven successful and further expansion of refinery capacity as well as a move upstream into the mining of zinc concentrate, are being pursued. As South Africa's only integrated producer, from mine to metal, opportunities to enhance Exxaro's zinc reserves in Namibia as well as develop new concentrate supplies globally, are a key focus area. These opportunities will be further enhanced in the event that Exxaro exercises the Black Mountain option.

Strategic opportunities in the aggregate and industrial minerals environment will be assessed as a potential growth area for Exxaro in the future.

## 9. BUSINESS STRUCTURE

Exxaro's business structure is illustrated below.



Exxaro
20%
interest in Sishen Iron Ore
Coal
Mineral Sands*
Base Metals and
Industrial Minerals*
Products (Mtpa)
Domestic
Power Station coal 35
Metallurgical coal 7
Export
Thermal coal 2
Metallurgical coal 1
Products (ktpa)
Pigment 53
Chloride process slag 134
Sulphate process slag 30
Zircon 82
Synthetic rutile 111
Low manganese pig iron 89
Rutile 39
Products (ktpa)
Zinc metal 117
Zinc concentrate 126
Lead concentrate 25
Metallurgical dolomite 1 355
Lime 26
Atomised ferrosilicon 6
Sulphuric acid 195


*** Excluding the Namakwa Sands option and the Black Mountain option.**

The above figures reflect current production capacity.

## 10. DESCRIPTION OF THE BUSINESS

### 10.1 Exxaro Coal

#### *10.1.1 Physical information*

Salient physical information relating to Exxaro Coal for the year ended 31 December 2005 and the six months ended 30 June 2006 is shown below.

| | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|
| Total production (ktpa) | 42 632 | 20 173 |
| Total sales (ktpa) | 42 394 | 20 098 |
| – Eskom | 34 907 | 16 557 |
| – Other domestic | 5 579 | 2 430 |
| – Exports | 1 908 | 1 091 |

#### *10.1.2 Financial information*

Salient financial information relating to Exxaro Coal for the year ended 31 December 2005 and the six months ended 30 June 2006 is shown below.

| R million | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|
| Turnover | 4 143 | 2 063 |
| EBITDA | 861 | 407 |
| EBIT | 654 | 301 |
| Capital expenditure | 384 | 204 |

### 10.1.3 *Business strategy*

Exxaro Coal is endowed with high quality assets and healthy fundamentals in the coal industry and is therefore in a strong position to diversify and grow its coal portfolio. Exxaro Coal will be one of South Africa's largest coal producers with a well balanced coal portfolio. Exxaro Coal is the largest supplier to Eskom with sales of 35Mtpa, approximately 2Mtpa of coal is produced for the export market and the balance for the domestic market. Exxaro Coal has a strong pipeline of high quality projects, which will deliver growth in earnings.

Exxaro Coal's vision is to create shareholder value by:

- growth in the metals reductant and energy markets;
- utilising people excellence and superior processes;
- creating exceptional value growth;
- managing growth to result in a targeted output of 70Mtpa by 2012.

To reach this goal, priority will be given to five strategic objectives:

1. Maintaining and improving operational excellence through business process management and continuous improvement.
2. Optimising its market position by:
   - being the preferred supplier to the metals and power generation market segments;
   - moving downstream in reductant markets;
   - securing incremental RBCT export allocation;
   - focusing on customer relationships; and
   - optimising collaborative supply chain management.
3. Developing value growth initiatives by capitalising on opportunities in the market, including:
   - Waterberg developments: Grootegeluk 6, Matimba expansions, mega export mine;
   - other domestic developments: Inyanda, Mafube, Igoda JV and the Belfast project;
   - foreign developments: Moranbah South in Australia;
   - global growth/positioning strategy; and
   - utilising technological innovation to gain project entries.
4. Maintaining and improving a high performance culture.
5. Achieving sustainability and transformation.

### 10.1.4 *Exxaro Coal asset structure*

Exxaro Coal will operate seven wholly-owned coal mines in South Africa.


Exxaro Coal
Open-pit
Underground
Grootegeluk
Arnot
Leeuwpan
Matla
NBC Complex
New Clydesdale
Tshikondeni

### 10.1.5 *Description of Exxaro Coal assets*

#### 10.1.5.1 *Grootegeluk*

Situated 25km from Lephalale in the Limpopo Province, this open-pit mine employs about 1 860 people and using a conventional truck and shovel operation, produces 18,8Mtpa of thermal and semi-soft coking coal. The mine has estimated coal reserves of 740Mt and a total coal resource of 12,1 billion tonnes, from which semi-soft coking coal, thermal coal and metallurgical coal can be produced.

This mine boasts the world's largest beneficiation complex where 8 000 tonnes per hour of run-of-mine coal is upgraded in five different plants.

Approximately 14,6Mt of the mine's annual production is power station coal which is transported directly to Eskom's Matimba power station, by means of a 7km conveyor belt. Twenty-one years of the existing 40-year supply contract with Eskom remains. An additional 1,7Mtpa of metallurgical coal is sold domestically to the metals and other industries on short-term contracts. Grootegeluk produces 2,5Mtpa of coking coal, of which 1,6Mtpa is railed directly to Mittal under a long-term supply agreement. Approximately 1,1Mtpa of semi-soft coking coal and thermal coal is exported through RBCT as well as sold domestically. The commissioning of the Grootegeluk 6 beneficiation plant during 2006 will enable the mine to produce an additional 730ktpa of semi-soft coking coal.

#### 10.1.5.2 *Leeuwpan*

Located 80km south-east of Pretoria in the Mpumalanga Province, Leeuwpan employs approximately 495 people and produces 3Mtpa of metallurgical and power station coal. It is a conventional open-pit mine using modified terrace configurations and truck and shovel operations. The coal is processed using jigging technology for the top coal layer and dense medium separation for the bottom coal layer. The principal domestic markets for the mine's production are the metals and power generating industries that consume 2,5Mtpa. The mine has a coal reserve base of 143Mt and a resource of 160Mt.

#### 10.1.5.3 *Arnot*

Located 43km from Middelburg in the Mpumalanga Province, this underground mine employs approximately 840 people and produces approximately 5Mtpa of power station coal. The mine employs mechanised mining methods, using continuous mining processes. Arnot is contracted to produce and supply 5Mtpa to Eskom's Arnot power station until 2015. The contract is a "cost-plus agreement" incorporating a return on investment and a management fee. The mine has coal reserve base of 70Mt and a resource of 216Mt.

#### 10.1.5.4 *Matla*

Located 20km west of Kriel in the Mpumalanga Province, this mining complex, comprising three mines, employs approximately 1 440 people and produces 14Mtpa of power station coal. It is a fully mechanised underground mine employing continuous mining processes and shortwall methods. The thermal coal is supplied to Eskom's Matla power station in terms of a "cost-plus" agreement. A variable return is payable by Eskom for any tonnage produced in excess of the contracted tonnage. The management fees and return on investment are referenced to annual producer price index fluctuations. The mine has a coal reserve base of 297Mt and a resource of 442Mt.

#### 10.1.5.5 *North Block Complex*

The operations in this underground complex are situated between the towns of Carolina and Machadodorp in the Mpumalanga Province. The complex consists of the Glisa and Strathae coal mines and the Eerstelingfontein and Belfast coal projects. The complex produces 3Mtpa of thermal coal for the domestic and export market. The complex employs approximately 170 people and uses both underground and open-pit mining methods. It has a reserve base of 8Mt and a resource of 10Mt.

#### 10.1.5.6 *New Clydesdale*

Located 140km east from Johannesburg in the Mpumulanga Province, this underground mine employs approximately 380 people and produces 1,4Mtpa of A and D-grade thermal coal for sale to the export (1,1Mtpa) and domestic (0,3Mtpa) markets. Coal is mined using both open-pit and underground methods. The mine has a reserve base of 14Mt and a resource of 41Mt.

Eyesizwe Coal has applied for the requisite mining rights in terms of the MPRDA to enable it to continue operating the New Clydesdale mine. In the event that the requisite mining rights are not granted, the purchase price for Eyesizwe Coal will be adjusted and the New Clydesdale mine restituted as described in the Kumba circular.

##### *10.1.5.7 Tshikondeni*

Situated in the Limpopo Province 140km east of Musina, this underground mine employs approximately 770 people and currently produces 414ktpa of premium hard coking coal. Conventional board and pillar extraction methods are employed and the coal is beneficiated using cyclones, spirals and froth flotation. The beneficiated product is trucked to Musina and railed to Mittal's works at Vanderbijlpark in terms of a long-term agreement at the cost of production plus a management fee equal to 3% of such cost. The mine has coal reserves of 6Mt and a resource of 36Mt.

#### *10.1.6 Growth prospects*

##### *10.1.6.1 Grootegeluk 6 Phase I*

The Grootegeluk 6 Phase I project aims to produce an additional 730ktpa of semi-soft coking coal for the metallurgical market. Of this, 200ktpa will be exported through RBCT as semi-soft coking coal and high-grade thermal coal. The balance will be supplied to Mittal's Newcastle works for the manufacturing of market coke. The project is in the implementation phase and commissioning commenced during July 2006. The expected capital spend for this project will be approximately R323 million.

##### *10.1.6.2 Matimba Expansion Project*

The project is currently in a feasibility study phase. It entails the possible expansion of Grootegeluk to produce an additional 7,3Mtpa of thermal coal which will be supplied to a new 2 100MW power station in Lephalale, which is currently under consideration by Eskom. It is envisaged that, if approved, commissioning will commence during 2009 with delivery of coal to the first power generation unit during 2010.

##### *10.1.6.3 Sintel Char Project*

Implementation of the Sintel Char Project has been approved by the Kumba Board and construction has commenced. The estimated capital expenditure for this project is R234 million. Production from the char plant, which will be situated at Grootegeluk, will start at 80ktpa and is expected to ramp-up to 160ktpa by 2008.

##### *10.1.6.4 Market Coke*

The feasibility study aimed at determining the viability of producing approximately 500ktpa of market coke at Grootegeluk, has commenced. Non-recovery coke manufacturing technology will be utilised with co-generation to ensure an environmentally friendly operation and to increase energy efficiency. Semi-soft coking coal will be used as feedstock and the product will be positioned as a high quality reductant for the ferroalloy industry. If approved, commissioning is planned for early 2008 and the envisaged capital expenditure will be approximately R510 million, based on a pre-feasibility study.

#### *10.1.7 Other growth projects*

##### *10.1.7.1 Belfast*

This predominantly underground project situated 7km south of Belfast in the Mpumalanga Province entails the development of a combined open-pit and underground mine which will produce 2Mtpa of grade A thermal coal for the domestic and export market. It is anticipated that a feasibility study will commence during 2007 and, if viable, production is planned to commence in 2008. The anticipated capital expenditure is R188 million.

##### *10.1.7.2 Igoda JV*

The Igoda JV was entered into during the first quarter of 2006. In terms of the joint venture agreement, Exxaro Coal will hold a 35% equity interest in Igoda and Sasol Mining will hold the balance. The Igoda JV will own 100% of the underground Twistdraai coal mine situated 11km east of Secunda in the Mpumalanga Province. The Twistdraai coal mine's resources as at 31 March 2004, reflected an *in-situ* mineable tonnage of 153Mt.

Igoda coal will have a production capacity of approximately 7Mtpa of which approximately 4Mtpa will be exported through RBCT and the balance will be supplied to Sasol's synthetic fuels division.

The life-of-mine is in excess of nine years.

*10.1.7.3 Ingcambu*

Ingcambu, a joint venture between Exxaro Coal (50%), Ingcambu Investments (Proprietary) Limited ("Ingcambu Investments") (40%) and the Anglo Khula Mining Fund (10%), is located about 5km north-east of Ermelo in the Mpumalanga Province.

Ingcambu Investments has a mining authorisation covering portion 26 of the farm Uitgevallen and applications for prospecting rights have been lodged for the other properties. Potential production from Ingcambu is earmarked for the export market.

*10.1.7.4 Inyanda*

A feasibility study into the mining of a deposit of high grade thermal coal at the site, in the vicinity of Witbank in the Mpumalanga Province, has been completed and approved by the Kumba Board and the Eyesizwe board of directors, with the result that an open-pit mine will be commissioned, with full production in 2008. The mine will be capable of producing 1Mtpa of A-grade thermal coal for the export market. The mine has a reserve base of 15Mt. The expected capital expenditure for this project will be approximately R184 million.

*10.1.7.5 Moranbah South*

In December 2004, Kumba concluded an agreement with Anglo Coal Australia to jointly explore the potential to develop a greenfields mine on the adjacent properties of Moranbah South and Grosvenor South, near the town of Moranbah in the central Bowen Basin coalfield of Queensland, Australia. The deposit contains substantial resources of high-grade coking coal.

Exploration and a feasibility study for the Moranbah South mine commenced in 2006. Exploration on the deeper potential resources continued during 2006. Moranbah South has the potential to produce about 4Mtpa of premium quality hard coking coal from underground long-wall mining methods for at least 20 years. It is envisaged that production for the initial phase could commence late in 2008 and that participation by Anglo Coal Australia and Exxaro would be on a 50:50 basis.

*10.1.7.6 Mafube*

This project entails the development of a 5,3Mtpa open-pit coal mine near Standerton in the Mpumalanga Province destined for both the local power generating industry and the export market. The total anticipated capital expenditure will be approximately R2,2 billion, of which Exxaro will be responsible for R1,1 billion.

Mafube has proven and probable reserves of 89Mt and mineable *in-situ* coal resources of 139Mt. Production is expected to reach full output by 2008.

Implementation of the Mafube JV is subject to the fulfilment of certain conditions precedent relating to the conversion of mineral rights and granting of prospecting rights. In the event that the conditions precedent are not fulfilled and the Mafube JV does not become operational, the Eyesizwe Coal price will be adjusted as described in the Kumba circular.

*10.1.7.7 Strehla*

This is an exploration project on a deposit situated 10km east of Exxaro Coal's Leeuwpan operations. The quality of the deposit makes it suitable to supply thermal coal for both the domestic and export markets. The estimated resources amount to 22Mt and a feasibility study is expected to commence during 2007.

*10.1.7.8 RBCT Phase V*

Exxaro Coal is a shareholder of both SDCT and RBCT and will have rights to 3Mtpa of export capacity in the enlarged RBCT facility after the expansion of RBCT. It is envisaged that a further 0,8Mtpa will be acquired and 1Mtpa of coal will be exported from Grootegeluk with the balance emanating from Leeuwpan, New Clydesdale and the North Block Complex mines in the Mpumalanga Province.

## 10.2 Exxaro Sands

### *10.2.1 Introduction*

Exxaro Sands currently comprises KZN Sands, which houses the South African operations, and Australia Sands, which houses the Australian operations.

### *10.2.2 Physical information*

The table below shows production and sales figures for the year ended 31 December 2005 and the six months ended 30 June 2006.

| | KZN Sands | | Australia Sands** | |
|---|---|---|---|---|
| | Year ended 31 December 2005 | Six months ended 30 June 2006 | Year ended 31 December 2005 | Six months ended 30 June 2006 |
| | kt | | kt | |
| **Total production** | | | | |
| Ilmenite* | 356 | 160 | 220 | 116 |
| Zircon | 47 | 26 | 35 | 18 |
| Rutile | 23 | 12 | 16 | 9 |
| Low manganese pig iron | 89 | 41 | | |
| Synthetic rutile | | | 111 | 54 |
| Pigment | | | 53 | 27 |
| Chloride slag | 134 | 72 | | |
| Sulphate slag | 30 | 18 | | |
| **Total sales** | | | | |
| Ilmenite | 60 | 30 | 13 | |
| Zircon | 47 | 23 | 36 | 16 |
| Rutile | 18 | 9 | 18 | 8 |
| Synthetic rutile | | | 59 | 19 |
| Low manganese pig iron | 79 | 29 | | |
| Chloride slag | 150 | 64 | | |
| Sulphate slag | 41 | 10 | | |

* Ilmenite at KZN Sands refers to crude ilmenite.

** Tonnages reflect 50% of the production and sales volumes of the Tiwest Joint Venture.

### *10.2.3 Financial information*

Salient financial information relating to Exxaro Sands for the year ended 31 December 2005 and the six months ended 30 June 2006 is summarised below.

| R million | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|
| Turnover | 1 927 | 875 |
| EBITDA | 601 | 233 |

### 10.2.4 Overview

Exxaro Sands' principal activity is the production and sale of titanium minerals, zircon, low manganese pig iron and titanium dioxide pigment. Finished products are utilised in various manufacturing applications:

- rutile, synthetic rutile and titanium slag are used in the production of chloride grade titanium dioxide pigment for the paint, plastic and paper industries. Rutile is also used in the coating of welding rods and the production of titanium metal;
- zircon is used in the manufacture of ceramic tiles and coating of television screens; and
- low manganese pig iron is used in the foundry industry.

Exxaro Sands' approach to customer relations is founded on the notion of individualised service that meets the unique requirements of each customer.

The mineral sands business involves a mining and smelting project in South Africa and a 100% interest in Australia Sands, which in turn owns 50% of the Tiwest Joint Venture.


Exxaro Sands
100%
100%
100%
Toliara Sands
KZN Sands (Hillendale Mine, MSP and smelter at Empangeni)
Australia Sands
50%
Tiwest Joint Venture

Exxaro has an option to acquire Namakwa Sands from AOL. Further details on the Namakwa Sands option are contained in paragraph 12 below.

### 10.2.5 Description of Exxaro Sands assets

#### 10.2.5.1 KZN Sands

The business of KZN Sands consists of the exploration, mining and treatment of mineral sands deposits in the KwaZulu-Natal Province and exploration in the Limpopo and Eastern Cape provinces in South Africa.

KZN Sands employs about 700 people and uses hydraulic mining at the Hillendale mine situated 20km south-west of Richards Bay to produce slurry for the primary wet plant at the mine. Currently, ilmenite, zircon and rutile are produced from the Hillendale mine.

Further processing, including the smelting of ilmenite to produce titanium dioxide slag, takes place at the central processing complex in Empangeni, 20km west of Richards Bay.

KZN Sands produces ilmenite, chlorinatable titanium dioxide slag, slag fines, zircon, rutile, leucoxene and low manganese pig iron.

The KZN Sands smelter has two furnaces with a nameplate capacity of 250ktpa of slag, with infrastructure to accommodate another two. The furnaces were commissioned in 2003. Both furnaces are still in the planned five-year ramp-up phase. Furnace 1 has been temporarily shut during the second half of 2006 for maintenance and improvements that were successfully made to Furnace 2.

Current annual nameplate production capacity of KZN Sands is:

| | Capacity ktpa |
|---|---|
| Titanium dioxide slag | 250 |
| Low manganese pig iron | 145 |
| Zircon | 50 |
| Rutile | 25 |
| Ilmenite | 550 |

Ilmenite is used as feedstock into the Empangeni furnaces while most other products are sold internationally under three to five-year contracts. KZN Sands remains fully sold on major products for the next few years.

#### *10.2.5.2 Australia Sands*

Exxaro has a 100% shareholding in Australia Sands. Australia Sands' principal asset is its 50% ownership in the Tiwest Joint Venture with Tronox Inc. Tiwest, in Western Australia, is a fully integrated mineral sands and titanium pigment producer using modern chloride technology. Tiwest operations include mining and dry separation of titanium minerals and zircon, upgrading of ilmenite into synthetic rutile and production of titanium dioxide pigment.

The Australia Sands operations consist of the Cooljarloo mine 170km north of Perth, the Chandala mineral separation plant, about 70km north of Perth and the Kwinana pigment facility just south of Perth. Tiwest employs approximately 960 people.

The Cooljarloo mine has a current capacity to mine 24Mtpa of ore, using a combination of dredging and dry mining. The resultant mineral sands concentrate is transported by road to the dry separation plant at Chandala (near Muchea, Western Australia).

The synthetic rutile plant is also located at Chandala where the ilmenite is upgraded from 62% titanium dioxide content to synthetic rutile of 93% titanium dioxide content.

Tiwest remains fully sold for all major products over the next few years under a variety of short- to medium-term contracts.

#### *10.2.5.3 Toliara Sands Project*

In 2003, Australia Sands negotiated an option with the shareholders of Madagascar Resources NL to acquire Madagascar Resources NL's Toliara Sands Project. Madagascar Resources NL holds tenements between Toliara and Marombe in the south-west of Madagascar within which a large mineral sands resource containing smelter grade ilmenite has been identified. The pre-feasibility study has confirmed the existence of a large reserve, which can provide a long-term supply of ilmenite to the KZN Sands smelter for more than 30 years. The bankable feasibility study commenced in the second half of 2005 and is expected to be completed in early 2007.

### *10.2.6 Prospects*

Should the option to acquire Namakwa Sands be exercised, Exxaro will be strategically positioned as one of the world's top three suppliers of zircon and high-grade titanium dioxide feedstock to the pigment industry, with a well-balanced mineral sands portfolio.

The global demand for titanium dioxide feedstock is expected to grow at between 2,5% and 3% per annum over the next decade. Exxaro Sands is well-positioned to participate in this growth through the ongoing development of the South African interests, the organic growth of Tiwest and the potential development of Toliara Sands.

While currently being adversely affected by a strong rand, KZN Sands' primary focus is on reaching nameplate capacity on the furnaces and to contain costs.

**Fairbreeze**

The proposed Fairbreeze mine is situated 45km south-west of Richards Bay and is designed to supplement mining output produced by the Hillendale mine to enable KZN Sands' mineral separation plant to operate at its design capacity of 105 tonnes per hour.

A feasibility study was completed in June 2005 and, subject to certain outstanding environmental and water licence approvals to be obtained during the second half of 2006, construction of the Fairbreeze mine will start, with commissioning planned for July 2008. The Fairbreeze mine will be a hydraulic mining operation, it will require an estimated capital expenditure of R645 million and will have an approximate life-of-mine of 10 years.

**Other projects**

Exxaro has several mineral sands exploration projects in various stages. These are:

- Manobe-Morombe – south-west Madagascar;
- Letsitele – Limpopo Province;
- Gravelotte – Mpumalanga Province;
- Port Durnford – KwaZulu-Natal Province;
- Fairbreeze Project Blocks A, B and D – KwaZulu-Natal Province; and
- Centane – Eastern Cape Province.

More detail on these projects is included in the Competent Person's Report.

## 10.3 Exxaro Base Metals and Industrial Minerals

### *10.3.1 Introduction*

The Exxaro Base Metals and Industrial Minerals business consists of:

- a zinc refinery in Springs in the Gauteng Province and an interest and operational participation in a zinc refinery in China;
- a zinc/lead mine in Namibia;
- a dolomite mine in South Africa; and
- Exxaro FerroAlloys.

### *10.3.2 Physical information*

The following table sets out the salient physical information of Exxaro Base Metals and Industrial Minerals for the six months ended 30 June 2006 and the financial year ended 31 December 2005.

| Base metals | Year ended 31 December 2005 kt | Six months ended 30 June 2006 kt |
|---|---|---|
| **Production** | | |
| Zinc concentrate | 126 | 55 |
| Zinc metal | 117 | 56 |
| Lead concentrate | 25 | 13 |
| **Sales** | | |
| Zinc metal | 119 | 60 |
| Domestic | 92 | 45 |
| Exports and other | 27 | 15 |
| Lead concentrate sales – export | 35 | 12 |

| Industrial minerals | Year ended 31 December 2005 kt | Six months ended 30 June 2006 kt |
|---|---|---|
| **Production** | | |
| Glen Douglas Dolomite Mine | 1 381 | 658 |
| Exxaro FerroAlloys | 6 | 3 |
| **Sales** | | |
| Glen Douglas – Domestic | 1 381 | 665 |
| Exxaro FerroAlloys – Domestic | 6 | 3 |

### 10.3.3 *Financial information*

Salient financial information relating to Exxaro Base Metals and Industrial Minerals for the year ended 31 December 2005 and the six months ended 30 June 2006 is summarised below.

| | Base metals | | Industrial minerals | |
|---|---|---|---|---|
| **R million** | **Year ended 31 December 2005** | **Six months ended 30 June 2006** | **Year ended 31 December 2005** | **Six months ended 30 June 2006** |
| Turnover | 1 070 | 948 | 137 | 51 |
| EBITDA | 124 | 249 | 33 | 14 |

### 10.3.4 *Exxaro Base Metals and Industrial Minerals structure*

The simplified structure of Exxaro Base Metals and Industrial Minerals structure is shown below.


Exxaro Base Metals and Industrial Minerals
Zincor
Rosh Pinah (Namibia) (89.5%)
Glen Douglas
Exxaro FerroAlloys
Chifeng (China) (30%)
Exxaro Alloy-Stream™

### 10.3.5 *Description of Exxaro Base Metals and Industrial Minerals assets*

#### *10.3.5.1 Zincor*

Located 50km east of Johannesburg in Springs, Zincor is an electrolytic zinc refinery with the capacity to produce 110ktpa of zinc and 170ktpa of sulphuric acid. The elimination of bottlenecks and a recovery improvement project are aimed at increasing zinc production to 115ktpa by the end of 2007.

Zincor employs approximately 760 people, including contractors, and processes some 240ktpa of zinc concentrate. The zinc concentrates are supplied by Rosh Pinah (50%) and Black Mountain (30%) while 20% is imported.

Zincor is currently the only zinc refinery in South Africa. Most sales are made to customers in the galvanising, zinc chemical and zinc alloy industries clustered within a radius of 100km of the plant. Some 25% of Zincor's total sales are sold to Mittal and approximately 13% to Duferco Steel Processing (Proprietary) Limited in Saldanha Bay on the west coast of South Africa.

Zincor's pricing structures are linked to the London Metal Exchange zinc price.

The sulphuric acid produced at the plant as a by-product, is of a superior quality and a major source of supply to the South African market.

*10.3.5.2 Rosh Pinah*

Exxaro has a 89,5% shareholding in Rosh Pinah with Namibian empowerment groupings holding the remaining 10,5%. Negotiations are currently underway to divest of a further 39,5% to Namibian empowerment groupings. This will reduce Exxaro's shareholding in Rosh Pinah to 50%. Exxaro will continue to manage the operation of Rosh Pinah.

Situated in south-western Namibia, 800km south of Windhoek, this is an underground mine employing approximately 540 people.

The mineral deposit occurs in complex structural settings favouring the application of silling and benching mining methods.

The mine has continually sought to increase the efficiency of the operations and to de-bottleneck processes. These initiatives have resulted in the current production of 126ktpa of zinc concentrates.

The entire production of zinc concentrate is currently sold to Exxaro's zinc refinery (discussed in paragraph 10.3.5.1 above) at market-related prices. The lead concentrate produced is sold to international customers.

Intensive on-mine exploration is under way to add to the mine's current total mineral resource of 7Mt. The current economic mine life of six years is based on the zinc concentrate production of 120ktpa. Limited exploration is also being conducted on targets outside of the immediate mine area and the mine has entered into an exploration agreement with Ambase Exploration (Namibia) (Proprietary) Limited which will allow the two companies access to select areas under each other's prospecting permits for exploration.

*10.3.5.3 Chifeng*

This is an electrolytic zinc refinery located in Chifeng, Inner Mongolia Autonomous region, People's Republic of China, situated about 500km north-east of Beijing. As a first step for potential future investment in the People's Republic of China, Exxaro established an equity joint venture with an existing refinery facility and the Baiyinnuoer lead and zinc mine as a major supplier of feedstock. Exxaro has a 60% shareholding in Phase 2 of this venture and a 30% economic interest in the expanded operation. The joint venture recently expanded the capacity of the operation from 24ktpa of zinc to 50ktpa ("Phase 2"). The expanded operation reached the design capacity of 48ktpa at the start of 2005. It is intended, through continuous improvement, to reach the production of 50ktpa by the end of 2007.

A decision has been made to participate in the Chifeng Phase 3 expansion ("Phase 3"), in which smelter capacity will be increased further to 110ktpa. Exxaro will participate in the expansion by swapping some of its shareholding in the Phase 2 company into the new Phase 3 company.

*10.3.5.4 Glen Douglas*

This dolomite mine is situated near Vereeniging in Gauteng Province, approximately 65km south of Johannesburg. It is an open-pit mine producing metallurgical dolomite, aggregate and agricultural lime, employing approximately 160 people. The dolomite is sold to Mittal's steel works and the aggregate and lime to a wide range of customers in the Gauteng and the Free State provinces.

At the current production rate, life-of-mine is estimated at more than 30 years.

Annual sales are approximately 1,3Mt of dolomite which is distributed to the steel industry (50%), aggregate (47%) and agricultural lime (3%).

*10.3.5.5 Exxaro FerroAlloys*

This plant has a design capacity of 3,6ktpa of atomised ferrosilicon powder and is located in Pretoria. Its current production is 6ktpa.

Ferrosilicon powder is made through the atomisation of molten ferrosilicon with a high-pressure stream of inert nitrogen gas. The result is a high-grade powder with superior qualities in respect of sphericity, degradation resistance, specific gravity and magnetic properties and which is used in dense medium separation for mineral extraction processes.

Major Exxaro FerroAlloys clients include Kumba Iron Ore and companies in the domestic chrome industry. Ferrosilicon prices are linked to the international ferrosilicon market and are also benchmarked against competitors in the domestic market.

### *10.3.6 Prospects*

To meet the growing demand for zinc, particularly in developing countries around the world, Exxaro Base Metals and Industrial Minerals aims to grow and extract maximum value from its integrated zinc mining and smelting chain. Particular emphasis will be placed on securing additional sources of zinc concentrate.

## 10.4 Exxaro AlloyStream™

AlloyStream™ is a patented process technology in terms of which fine ore is converted directly to metal or ferro-alloy, using cheaper reductants and less electric power than conventional technology, and with lower environmental impact. During 2005, the process was tested specifically in the production of ferromanganese, using a purpose-built, large-scale furnace at Exxaro's pilot plant facility in Pretoria.

AlloyStream™ is an exclusive technology that will be used to leverage the business' entry into the ferroalloy industry. The initial intent is to establish itself in the ferromanganese sector in South Africa with a 200ktpa high carbon ferromanganese project. This follows the successful demonstration of the technology during 2005 and the recent signing of an exclusive co-operation agreement with Samancor Limited to exploit the technology for the production of manganese bulk alloys. The first phase of this project is expected to come on stream during 2009. Future developments will focus on exploiting AlloyStream™ for international ferronickel and ferromanganese opportunities.

## 10.5 Iron Ore

### *10.5.1 Introduction*

Subject to the transaction becoming unconditional, Exxaro will hold 20% of the equity in SIOC. SIOC's major assets are the Sishen mine and the Thabazimbi mine, which are described below.

### *10.5.2 SIOC shareholders' agreement*

Salient features of the SIOC shareholders' agreement, to which Exxaro is a party, are disclosed in Kumba Iron Ore's pre-listing statement.

### *10.5.3 Physical information*

The following table sets out the salient physical information of SIOC for the six months ended 30 June 2006 and the financial year ended 31 December 2005.

| | Year ended 31 December 2005 kt | Six months ended 30 June 2006 kt |
|---|---|---|
| **Total production** | 30 987 | 15 330 |
| **Total sales** | 31 285 | 15 042 |
| – Domestic | 9 172 | 3 835 |
| – Exports | 22 113 | 11 207 |

### *10.5.4 Financial information*

The following table sets out salient financial information of SIOC for the six months ended 30 June 2006 and the financial year ended 31 December 2005.

| R million | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|
| Turnover | 6 572 | 3 846 |
| EBITDA | 3 069 | 2 075 |
| Capital expenditure | 404 | 489 |

### *10.5.5 Description of assets*

#### *10.5.5.1 Sishen*

Apart from the well developed infrastructure at the mine in the Northern Cape Province, Sishen benefits from its 861 kilometre rail link to the dedicated bulk handling port of Saldanha. The rail link and the deep water port at Saldanha Bay are of competitive scale and efficiency in world terms. The sustained growth in the tonnage exported from Sishen is as a result of close co-operation and planning on a regular basis between SIOC and Transnet, which operates the rail link and port facility. Following a phase of modernisation and optimisation, production at Sishen reached a new high of 28,8Mtpa in 2005.

Further information on Sishen is contained in the Kumba Iron Ore pre-listing statement.

*10.5.5.2 Thabazimbi*

The Thabazimbi mine has been in operation for the last 75 years and its production of 2,5Mtpa is supplied under a long-term supply agreement to Mittal at a price which recovers the cost of production plus a 3% management fee. Capital expenditure incurred at Thabazimbi is financed by Mittal. The haematite mineral reserves at Thabazimbi affords the mine a projected life of mine of four years. However, the Phoenix Project, details of which are given in paragraph 10.5.6.4 below, aims to extend the life of Thabazimbi by a further 20 years.

***10.5.6 Growth prospects***

*10.5.6.1 Sishen Expansion Project I*

After completion of the detailed feasibility study for the 10Mtpa Sishen Expansion Project in late 2004, an investment decision on this project at an estimated capital cost of R3 600 million was made in 2005.

Sishen Expansion Project I will apply jig technology to extract an expected 10Mtpa of additional saleable ore from 16Mtpa of feedstock – about 6Mtpa material previously accounted for as waste and 10Mtpa from new run-of-mine material. The new range of products is expected to have an average iron content of 64%, compared to 66% of current Sishen production. Due to the beneficiation of the low iron content material, this project is designed to increase the resource utilisation markedly and reduce the current and long-term stripping ratio for Sishen.

Production is anticipated to commence by mid-2007, ramping up to full capacity by the beginning of 2009. A further increase in production capacity of 3Mtpa at a capital cost of R1,5 billion has been approved, with production planned to commence in 2009.

*10.5.6.2 Sishen Expansion Project II*

A study confirmed the potential value of expanding the current production at Sishen by a further 10 – 20Mtpa, in addition to the production from the two phases of the Sishen Expansion Project I. This project envisages exploitation of additional low iron content material. The current priority of the project is to confirm product specifications and to evaluate alternative production capacities, mine plans and mining technology options. A bankable feasibility study for this project is due to be completed in 2007 with production currently anticipated to commence by 2011.

*10.5.6.3 Sishen South Project*

The Sishen South Project involves the development of a new open-pit operation near Postmasburg, approximately 70km south of Sishen.

The development of the Sishen South Project, increasing the production capacity by 9Mtpa, is dependent on the further syncronised expansion of the export logistics capacity.

*10.5.6.4 Phoenix Project*

The objective of the Phoenix Project is to extend the life of the Thabazimbi operations by approximately 20 years, producing both lump and fine ore. This is planned by exploiting the *in situ* low iron content banded ironstone formation, which, when combined with high iron content hematite, provides a competitive iron ore blend. A feasibility study is currently being undertaken, and an investment decision on this project could be made during 2006, with 2,5-3Mtpa of production beginning in 2009, with the objective of maintaining annual production rates at Thabazimbi after depletion of the current mine reserves.

*10.5.6.5 Zandrivierspoort Project*

SIOC acquired a 50% interest in the Pietersburg Iron Ore Company (Proprietary) Limited ("PIC") in the 1980s. PIC owns the Zandrivierspoort iron ore mineral and surface rights approximately 30km north of Polokwane in the Limpopo Province. PIC has conducted extensive exploration and technical studies to develop the Zandrivierspoort iron ore resource. Kumba and Mittal have developed a framework for a pre-feasibility study, commencing with exploration activities in 2005. During 2006 and 2007, alternative processing and final product options will be evaluated and the parties intend to commit to a detailed bankable feasibility study in 2008, if interim studies suggest a robust and viable business case.

*10.5.6.6 Export Logistics Channel for SIOC*

The channel to seaborne export markets for current and future iron ore production from Sishen and Sishen South is the Sishen – Saldanha rail and port system, operated by Transnet.

SIOC and Transnet concluded an agreement in February 2005 providing for an additional 11,5Mtpa of iron ore to be transported from Sishen to Saldanha, bringing SIOC's allocation of the 41Mtpa rail capacity to 35Mtpa by 2009. Of this, 33,2Mtpa will be exported, and the remaining 1,8Mtpa delivered to Mittal's Saldanha Steel plant at Saldanha Bay.

Transnet is currently completing the necessary studies in order to, *inter alia*, further increase the total capacity of the Sishen – Saldanha export system in phases from 41Mtpa to approximately 90Mtpa in order to, *inter alia*, accommodate SIOC's expansion projects.

*10.5.6.7 Falémé Project*

The Falémé deposit, located in the south-eastern part of Senegal in West Africa, is owned by Miferso, a Senegalese Government development company. In 2004, Kumba International BV and Miferso concluded a preliminary agreement to explore the potential for an export-oriented iron ore mine at Falémé. The preliminary agreement envisaged that up to 12Mtpa of high-grade ore could be mined over a 20-year period and transported to a new terminal to be built on the Atlantic coast south of the capital, Dakar, for sale mainly into the European market.

Further information on the current status of this project is contained in the Kumba Iron Ore pre-listing statement.

***10.5.7 Prospects***

It is anticipated that the extensive brownfield and greenfield growth prospects detailed in paragraph 10.5.6 above will enable SIOC to expand its iron ore production in SIOC from the current 32Mtpa to 42Mtpa by 2009 and 70Mtpa by 2015.

Further information on SIOC is included in the Kumba Iron Ore pre-listing statement which accompanies these revised listing particulars.

**10.6 Geographical locations**

The locations of Exxaro's principal operations, growth projects and representative offices are reflected on the map set out on the following page.

## GEOGRAPHICAL LOCATIONS



Amsterdam
Netherlands
Beijing
China
Namibia
South Africa
Perth
Australia


**Coal**
1. Grootegeluk
2. Leeuwpan
3. Arnot
4. Matla
5. NBC
6. New Clydesdale
7. Tshikondeni
8. Belfast
9. Igoda
10. Ingcambu
11. Inyanda
12. Moranbah South
13. Mafube
14. Strehla
15. RBCT Phase V

**Mineral Sands**
16. KZN Sands
17. Toliara Sands
18. Namakwa Sands
19. Black Mountain
20. Australia Sands

**Base and Industrial Minerals**
21. Chifeng NFC Hongye Zinc Refinery
22. Rosh Pinah
23. Zincor
24. Glen Douglas
25. FerroAlloys

□ Operations
○ Growth projects
△ Representative offices



Namibia
South Africa
GAUTENG
MPUMALANGA
Middelburg
Witbank

## 11. COMPETENT PERSONS' REPORT

A Competent Persons' Report on the assets of Exxaro has been prepared by the independent technical adviser and can be downloaded from www.kumbaresources.com

An independent technical adviser's report has been extracted from the Competent Persons' Report and is included as Annexure 10 to these revised listing particulars.

## 12. NAMAKWA SANDS AND BLACK MOUNTAIN TRANSACTIONS

### 12.1 Overview

To position Exxaro strategically as a leading global supplier of titanium dioxide slag and zircon, strengthen its position in the South African zinc market and to enhance further the Exxaro investment case, AOL has agreed, subject to certain conditions, including that Exxaro must be empowered, as contemplated in this circular, to grant Exxaro the Namakwa Sands option and the Black Mountain option.

### 12.2 Terms of the options

As separate and independent transactions, AOL has granted Exxaro the Namakwa Sands option and the Black Mountain option, which are each exercisable within a period of 90 days from the transaction completion date. The Namakwa Sands option and the Black Mountain option grant Exxaro, through wholly owned subsidiaries, the right to acquire:

- Namakwa Sands, as a going concern, the cash consideration, for Namakwa Sands is subject to the adjustments set out below; and
- 26% of the issued ordinary share capital of Black Mountain SPV for a cash price of R180 million, subject to certain price adjustments. Black Mountain has concluded a longer-term offtake agreement in respect of zinc concentrate for Exxaro's zinc metal refinery in Springs, Gauteng Province.

#### *12.2.1 Namakwa Sands adjustments*

The cash consideration of R2 015 million for Namakwa Sands ("the cash consideration") is subject to the following adjustments:

**Capital expenditure on the MSP**

In November 2005, AOL announced the approval of a US$43 million (R320 million) expansion of Namakwa Sands ("MSP 1000 Project"). Any capital expenditure incurred by AOL in respect of the MSP 1000 Project from 1 January 2006 until the completion of the Namakwa Sands transaction (assuming the Namakwa Sands Option is exercised) will be added to the cash consideration. The budgeted amount for 2006 for the MSP 1000 Project is R158 million.

**Tax recoupment**

AOL is likely to incur a tax recoupment to the South African Revenue Service for tax allowances previously claimed on capital assets in Namakwa Sands. Exxaro, as the new owner of the Namakwa Sands assets, will receive the benefit of the tax allowances on the acquired capital value, which will reduce future tax payments. Therefore, the cash consideration will be increased by the net present value of the future benefit received by Exxaro once the recoupment incurred by AOL is determined.

The increased consideration (arising as a result of the tax recoupment suffered by AOL) will be vendor funded by Anglo Finance on terms no less favourable than the Exxaro long-term loan facilities.

**Working capital**

The cash consideration will be adjusted for movements in the working capital balances as at the completion date of the Namakwa Sands transaction.

#### *12.2.2 Black Mountain adjustments*

**Working capital**

The cash consideration of R180 million will be adjusted for movements in the working capital balances at the completion date of the Black Mountain transaction.

**Exploration expenditure**

The Black Mountain purchase price shall be adjusted upwards on a rand for rand basis by an amount equal to any exploration expenditure incurred by AOL, in respect of areas of proximity to the Gamsberg ore body, subject to Exxaro's proportionate share of a maximum of R17 million.

## 12.3 Information on Namakwa Sands

### *12.3.1 Production data*

The following table sets out salient production data for Namakwa Sands for the year ended 31 December 2005 and for the interim period ended 30 June 2006:

| | Year ended 31 December 2005 kt | Six months ended 30 June 2006 kt |
|---|---|---|
| Ore mined | 18 100 | 8 700 |
| Production | | |
| – Ilmenite | 316 | 165 |
| – Rutile | 29 | 14 |
| – Zircon | 129 | 64 |
| Smelter production | | |
| – Slag | 164 | 81 |
| – Iron | 105 | 53 |

### *12.3.2 Financial information*

The following table sets out the salient financial information for Namakwa Sands:

| US$m | Year ended 31 December 2004 | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|---|
| Revenue | 146 | 175 | 89 |
| EBITDA | 37 | 48 | 26 |

### *12.3.3 Overview of operations*

Namakwa Sands' mining operations are located at Brand-se-Baai, approximately 60km west of Koekenaap on the west coast of South Africa. Its major assets are:

- a mineral sands mine at Brand-se-Baai in the Western Cape Province, consisting of a mineral sands mine, primary concentrator plants and a secondary concentrating plant;
- a mineral separation plant, located 7km west of Koekenaap which is used to separate ilmenite, rutile and zircon products; and
- the smelter located near Saldanha Bay at which ilmenite is smelted to produce titanium dioxide slag and pig iron.

## 12.4 Information on Black Mountain

### *12.4.1 Production data*

The following table sets out the salient production data for Black Mountain:

| | Year ended 31 December 2004 | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|---|
| Ore mined (kt) | 1 518 | 1 413 | 759 |
| Ore processed (kt) | 1 500 | 1 350 | 715 |
| Ore grade processed (%) | | | |
| Zinc | 2,7 | 3,3 | 3,2 |
| Lead | 3 | 3.7 | 3,9 |
| Copper | 0,5 | 0,4 | 0,4 |
| Production (kt) | | | |
| Zinc in concentrate | 28 | 32 | 15 |
| Lead in concentrate | 38 | 42 | 21 |
| Copper in concentrate | 5 | 3 | 2 |

### *12.4.2 Financial information*

The following table sets out the salient financial information for Black Mountain:

| US$m | Year ended 31 December 2004 | Year ended 31 December 2005 | Six months ended 30 June 2006 |
|---|---|---|---|
| Turnover | 49 | 80 | 64 |
| EBITDA | 2 | 12 | 13 |

### *12.4.3 Overview of operations*

The Black Mountain mine is located adjacent to the town of Aggeneys in the Northern Cape Province of South Africa.

The Black Mountain base metal mine exploits lead, zinc, copper and silver from the mining of ore from various deposits. The mine produces three concentrates with the zinc concentrate delivered to Kumba's zinc refinery located in Springs, Gauteng Province, South Africa. Lead and copper concentrates, from which silver is also extracted, are exported to various smelters worldwide through Saldanha.

## 12.5 Information on Gamsberg

The Gamsberg zinc project is a large scale, low to medium grade, open pit mine, located adjacent to Black Mountain in the Northern Cape Province. It has an estimated production capacity of up to 300ktpa. A small quantity of production from Gamsberg is currently being mined by underground methods and this is being processed at the established Black Mountain process plant. The presence of manganese precludes the possibility of the export of concentrate product. This has necessitated the development of a refinery at the site.

The Gamsberg zinc project provides for a possible life-of-mine of approximately 30 years, which at 300ktpa of zinc, would be the largest single mine and concentrator in the world.

# 13. CORPORATE SERVICES

## 13.1 Strategy and business development

The strategy and business development unit within Exxaro comprises a small group of specialists experienced in opportunity identification, negotiation and techno-economic evaluation. Its primary role is to support Exxaro's greenfields growth objectives through the identification, evaluation and procurement of appropriate business opportunities. The unit commissions exploration and undertakes feasibility studies aimed at growing the business and investment returns both organically and through greenfield initiatives. The unit participates in the internal reviewing of commodity business brownfields expansion projects and in the adjudication of competing applications to the investment review committee (details of which are provided in paragraph 17.9.2 below) for funding.

### 13.2 Procurement/Supply Chain

Exxaro's supply chain management ("SCM") department ensures a secure and stable supply of equipment, consumables, spares and services for the Group.

The SCM department is geared to leverage economies of scale, develop a skills and knowledge base across commodity portfolios for the Group, manage total cost of ownership of equipment and support cross-functional improvements and savings initiatives.

The SCM department uses shared services principles to meet the Group's needs. Core SCM teams based at the Group's corporate office focus on the contracting process and the development and execution of SCM strategy for the commodity businesses. Additional teams based at the commodity businesses support the day-to-day production processes at the commodity businesses, including site procurement, logistics, warehousing and inventory management.

### 13.3 Information Technology ("IT")

Exxaro recognises the contribution that focused IT investments can make in all aspects of Exxaro's business. The deployment of a shared services approach across all Exxaro commodity businesses has reduced IT-related costs while significantly improving service levels.

The deployment of modern backbone IT infrastructure has allowed Exxaro to invest in the development of a team of mining and beneficiation IT specialists who focus on:

– the application of innovative technologies in Exxaro's core business processes; and
– in conjunction with Exxaro commodity businesses, increasing Exxaro efficiency through prudent IT investments in the mining and beneficiation processes, mining and plant infrastructure and operational decision support systems.

Long-term technology demand planning has been put in place to ensure that commodity businesses and IT resources support Exxaro's business plans. IT projects which are considered to be necessary to support Exxaro's corporate strategy are evaluated and approved on the basis of the tangible contribution that they will make to Exxaro in the long term.

Approved IT projects are executed by a dedicated team that ensures solutions meet the defined requirements, within agreed timeframes and project budgets. This team is also charged with ensuring that the defined tangible contribution of each project is measured and realised.

### 13.4 Technical support

Technology and its application, as well as technical support, are viewed as critical components of Exxaro's growth, development and competitiveness.

Exxaro's technology department provides the Exxaro Group with the capability required to achieve operational and business excellence through the application of technology.

Exarro's technology department houses skills and competencies in the following fields:

– geo-science, which is the capability to provide support to exploration programmes, to provide geo-technical services and to comply with the requirements of the MPRDA;
– mining engineering, which is the capability to provide mineral resource management and mining mobile asset management services;
– mineral processing and metallurgical engineering; which is the capability to provide process design support to projects as well as expert consulting services to current operations;
– project management and engineering, which is the capability to provide services for project execution from the conceptual phase through to the implementation phase of greenfields and brownfields projects; and
– research and development and innovation management, which is the capability to develop process technology and perform pilot scale test-work in support of new growth initiatives.

Specialist and in-house expertise is focused on the core processes of the commodity businesses and ranges from open-pit and underground mining and mineral processing to extractive metallurgy, smelting and refining.

## 14. OTHER SERVICES

### 14.1 Treasury risk management

Exxaro's centralised corporate treasury function provides services to the Exxaro Group, coordinates access to domestic and international financial markets and manages financial risk relating to the Exxaro Group's operations. Risks managed include exposure to movements in interest rates, foreign exchange rates and commodity prices.

Exposure to counter-parties arising from money market investments, foreign currency, interest rate and commodity hedging operations are managed by dealing exclusively with reputable financial institutions. Transaction limits prevent disproportionate exposure to any one counter-party.

Hedging strategies are executed within guidelines set by the Exxaro Board which restrict the use of derivatives to the hedging of specific underlying currency rate, interest rate and metal price exposures. Compliance with Exxaro's policies and exposure limits are reviewed by the internal auditors on a continuous basis and reported to the Audit and Risk Management Committee (details of which are contained in paragraph 17.7.1 below).

### 14.2 Corporate finance

Exxaro's corporate finance department is responsible for identifying and structuring new business opportunities to ensure alignment with Exxaro's strategic objectives. The department is also responsible for strategic financial modelling which is used as a decision making tool in evaluating project development and corporate activity and oversees the process of allocating capital to growth opportunities.

### 14.3 Corporate Affairs and Investor Relations

The Corporate Affairs and Investor Relations department comprises the following:

*Communication*

Provides capability in external communication, internal communication and brand marketing.

*Sustainable development*

Provides for overall responsibility to co-ordinate and drive the group's strategic sustainable development effort including corporate social investment.

*Investor relations*

Provides for the Exxaro Group's investor relations needs.

## 15. EMPLOYEES AND EMPLOYEE BENEFITS

### 15.1 Employees

Exxaro will have approximately 8 075 permanent employees. If the Namakwa Sands option is exercised, the number will grow to approximately 9 050. It is envisaged that this figure may increase in the future due to Exxaro's growth prospects.

Exxaro will strive to establish and maintain sound relationships between the employer and the various employee groups. Exxaro will be committed to freedom of association and constructive engagement with all stakeholders on issues relating to the employment relationship.

### 15.2 Employment equity

Exxaro commits itself to the achievement of the objectives set out in the MPRDA and its attendant Mining Charter as well as the Employment Equity Act, No. 55 of 1998. To ensure the achievement of these objectives, existing employment equity related plans will be appropriately developed and applied throughout the Group.

### 15.3 Corporate values and code of conduct

Exxaro will define a set of corporate values, developed with the participation of employees which are aimed at building and maintaining a high performance culture which promotes teamwork, commitment, creative thinking and open and honest communication.

Professionalism, integrity and an uncompromising stance on business ethics of the highest standard, will be the hallmarks of Exxaro's code of conduct.

### 15.4 Employee benefits

#### *15.4.1 Retirement funds*

Independent defined contribution funds provide retirement and other benefits for all permanent employees. The employer contribution towards retirement funds within the Exxaro Group ranges from 10,0% to 14,5% of employee pensionable earnings, and is expensed as it is incurred. All the retirement funds are governed by the South African Pension Funds Act of 1956.

#### *15.4.2 Medical benefits*

The Exxaro Group contributes to various medical aid schemes for the benefit of its permanent employees and their dependants. Exxaro will have no post-retirement medical aid obligation for current or retired employees.

#### *15.4.3 Exxaro proposed share incentive plans*

In line with global best practice, and emerging South African practice, Exxaro intends to adopt the proposed share incentive plans. The proposed share incentive plans are in line with the practices in FTSE 100 and FTSE 250 companies in the UK and with several recently adopted schemes for large JSE listed or dual listed companies.

The proposed share incentive plans will include participation by executive directors and selected Exxaro senior employees. The purpose of the proposed share incentive plans is to advance the Group's interests and to ensure that the Group attracts and retains employees who possess the core competencies required for formulating and implementing the Group's business strategies.

As the primary intent of the proposed share incentive plans will be to purchase Exxaro shares in the market to settle the share incentive plans benefits, the proposed share incentive plans should not be as dilutive as conventional share option schemes. Exxaro will retain the right to issue new Exxaro shares in its discretion to mitigate the risk of a sudden sharp increase in its share price, which could expose Exxaro to liquidity risk.

Exxaro will be limited to issuing a maximum of 30 million shares, which amounts to approximately 10% of the number of issued shares as at the date of the general meeting. Notwithstanding the foregoing, Exxaro may, on instruction of the Exxaro Board and human resources, remuneration and nomination committee, and as a fallback provision only, pay any Exxaro employee participating in the share incentive plans an equivalent amount in cash in lieu of any Exxaro shares.

The share incentive plans also support the principle of alignment of management and shareholder interests with performance conditions governing the vesting of the share incentive plans' instruments.

Further details of the Exxaro proposed share incentive plans are set out in the Kumba circular.

#### *15.4.4 The Exxaro EEPS*

Exxaro intends to implement the Exxaro EEPS, which will result in Exxaro participating employees acquiring a 3% interest in Exxaro. The Exxaro EEPS will give rise to a meaningful transfer of value to Exxaro participating employees and will place 3% of Exxaro's equity under the control of Exxaro participating employees.

Further details on the Exxaro EEPS are set out in the Kumba circular.

## 16. SAFETY, HEALTH AND ENVIRONMENT

### 16.1 Introduction

Exxaro's goal with respect to SHE is to have an injury-free and fatality-free working environment combined with zero tolerance for non-compliance or unsafe behaviour.

Exxaro's focus in environmental management is on ensuring the rights of stakeholders to an environment – now and in future – that is not harmful to their health and well-being. As a resources company, Exxaro aims to continuously improve its SHE performance and management systems in all operations as an integral part of its commitment to sustainable development. An important element of Exxaro's compliance with all relevant SHE legislation and international obligations is its commitment to consult with stakeholders, achieve high standards of environmental performance, and implement internationally-accepted standards for occupational health, safety and environmental management.

The Exxaro Board has overall responsibility for SHE monitoring and performance, exercised through the SHE committee (details of which are contained in paragraph 17.7.3 below) and consulting forums at corporate level and each commodity business. Policies and standards cover all operational aspects and activities that could affect the safety and health of people and the environment: a duty of care that covers the life cycle of each commodity business, from exploration and planning to operation, closure, decommissioning, remediation and rehabilitation and post-closure care that focuses mainly on ensuring that environmental sustainability is achieved. Developed in consultation with relevant stakeholders and mandatory for all Exxaro operations, SHE policy and management standards aim to:

- provide a risk-based SHE management system, consistent with national legislation, the Exxaro SHE policy, ISO 14001, OHSAS 18001 and other internationally-recognised standards that support the implementation of SHE best practice across all Exxaro operations;

- provide an Exxaro-wide framework to effect SHE legal compliance;
- ensure the progressive development and implementation of more specific and detailed SHE management systems at all levels of Exxaro operations;
- provide performance criteria against which SHE management systems across Exxaro can be measured;
- provide a basis from which to drive SHE continuous improvement; and
- integrate SHE elements into all relevant existing Kumba and new Exxaro policies and practices.

### 16.2 Safety and health

The focus in health and safety management is on minimising major occupational risks in the work environment. In line with the International Labour Organisation code of practice and relevant South African legislation and selected industry parameters, occupational safety and health incidents and trends are reported to the relevant authorities. Monthly and biannual incident analysis helps determine contributing factors, lessons learned and proactive measures implemented, which are shared throughout the Exxaro Group to prevent further incidents.

### 16.3 Environment and rehabilitation

Exxaro has an integrated, enterprise wide risk management programme in place, which evaluates environmental management risks. All South African sites have approved environmental management plans and environmental management systems in place.

Ferroland, a wholly-owned subsidiary of Exxaro, is mandated with the task of restoring, maintaining and improving the natural resources of all the land assets held as a consequence of Exxaro's mining operations. Through its close association with Exxaro's mining operations, Ferroland assists with the early identification of potential environmental issues and proactive management programmes.

### 16.4 International certification

Exxaro Group policy is that all mines must operate under ISO 14000 and OHSAS 18001 standards that relate to Environmental Management Systems and Safety Management Systems, respectively. All Exxaro's major operations conform to these standards.

## 17. CORPORATE GOVERNANCE

Exxaro sees good governance as an important feature of the Company, underpinned by a multi-stakeholder approach. Stakeholders include Exxaro shareholders, employees, customers, the community, Government and resource and service providers.

Compliance with Exxaro's code of ethics will be monitored by the executive general manager human resources and the company secretary. Awareness of ethical behaviour will be encouraged by regular communication with employees. The Exxaro Board will accept its duty to address matters of significant interest and concern to all stakeholders, taking into account greater demands for accountability, and recognising and balancing the interests of all stakeholders for the collective good of the Group.

### 17.1 Compliance with King Code

It is the objective of Exxaro to comply with the requirements of the second King Report on Corporate Governance for South Africa, 2002 ("King Code"). All entities in the Exxaro Group will be required to subscribe to the spirit and principles of the King Code. The tenets and disciplines annunciated in the King Code will be applied as far as possible in the underlying subsidiaries of Exxaro.

### 17.2 Approach to corporate governance

Exxaro's corporate governance approach will provide the integrated strategic management framework necessary to achieve the performance standards required to operate in the best interests of its profitability, environment and communities.

The Exxaro Board will be responsible for:

- approving the company's purpose and values;
- directing and controlling the business of Exxaro to achieve sustained levels of prosperity and to act in the best interests of the company;
- monitoring, guiding and supervising executive management performance against key performance indicators;
- ensuring an appropriate balance of power and authority on the Exxaro Board;

- maintaining suitable governance structures to enable the smooth, efficient and prudent stewardship of the company;
- exercising objective judgment on the business affairs of the company;
- ensuring Exxaro manages its business with integrity and in line with best-practice standards;
- adopting strategic plans and monitoring budgeting and operational performance;
- providing a risk management strategy and policy framework;
- approval of financial statements;
- presenting annual financial statements, interim reports and related disclosure requirements;
- delegating authority to board committees and executive management;
- administering appointments to and removals from the Exxaro Board;
- overseeing succession planning and director selection;
- facilitating Exxaro Board performance reviews;
- overseeing compliance with laws and regulations; and
- ensuring effective stakeholder communication.

### 17.3 Board composition

In terms of the King Code the Exxaro Board should be of sufficient size to meet the organisation's requirements. Furthermore, its membership should ensure an appropriate balance of skills, experience and demographic diversity to ensure effective leadership and sound governance within the organisation.

The Exxaro Board will initially comprise 16 directors, of whom:

- five will be independent non-executive directors;
- four will be executive directors, being the CEO, the CEO designate, the chief financial officer and the chief operating officer of Exxaro; and
- seven will be non-executive directors.

Upon the CEO designate assuming office as CEO, the Exxaro Board will comprise 15 directors, of whom:

- five will be independent non-executive directors;
- three will be executive directors, being the CEO, the chief financial officer and the chief operating officer of Exxaro; and
- seven will be non-executive directors.

In categorising the capacity of each director as executive, non-executive or independent, Kumba has been guided by the provisions of the King Code.

The proposed members of the Exxaro Board were selected based on a set of criteria which were deemed appropriate for Exxaro, given the nature of the company and the industry within which it operates as well as its transformation objectives. These criteria included, *inter alia*:

- function expertise;
- demographic diversity;
- experience;
- independence; and
- continuity and specific company knowledge in respect of Kumba and Eyesizwe Coal.

The majority of the members of the Exxaro Board will be HDSAs and will remain so until the final date.

To ensure efficient staggering of director rotation, directors will be subject to retirement and may be nominated for re-election every three years with the proviso that no director will hold office for more than three consecutive periods of three years. The retirement age for non-executive directors will be 70 years, becoming effective at the annual general meeting after the date on which they turned 70.

### 17.4 The Chairman and the Chief Executive Officer

There is a clear distinction in Exxaro between the roles of the chairman and that of the CEO. The chairman of the Exxaro Board will be a non-executive (independent) director and will be responsible for the effective functioning of the board with his/her primary duties being:

- to preside over meetings of the board of directors to ensure the smooth functioning of the Exxaro Board;
- to serve as the main informal link between the Exxaro Board and executive management to provide support and advice while respecting executive responsibility;

- to ensure that regular and objective appraisals of individual directors, as well as of the Exxaro Board and board committees are done to assess the effectiveness of the Exxaro Board;
- to assist with the formulation of an annual work plan for the Exxaro Board and to ensure that this is strictly adhered to;
- to lead and direct the proceedings, deliberations and decisions of Exxaro shareholders at shareholders' meetings; and
- to participate in the selection and appointment of new directors when vacancies do occur.

In terms of the articles, the chairman will be appointed for a term not exceeding one year. The chairman of Exxaro will be nominated from amongst the ranks of the independent non-executive directors.

The CEO, on the other hand, is formally appointed by the Exxaro Board with delegated powers as approved by the Exxaro Board from time to time. The CEO is in charge of the company as a whole and is responsible directly to the Exxaro Board. The main tasks of the CEO is to manage the business on a sustainable basis, implement strategies and policies approved by the Exxaro Board and serve as the chief spokesperson for the company. The Exxaro Board is responsible for monitoring the overall succession process in the company with emphasis on the senior management and has specific direct responsibility for succession for the position of the CEO.

### 17.5 Directors

Exxaro's directors will be reputable, skilled and experienced and bring appropriate judgement to bear on the main issues. Non-executive directors will understand Exxaro's mission, strategy and business and add specialist expertise to Exxaro.

Directors will have, in terms of Exxaro policy, free access to Exxaro's company secretary, and to independent professional advisers, whether in legal, technical or accounting areas, at the Group's expense. All directors will have unrestricted access to all company information and records, as well as to management.

The company secretary will operate well-established practices and procedures to familiarise directors with the Exxaro Group's operations, senior management, and the business environment and to induct them in their fiduciary duties and responsibilities. Directors will be able to visit operational centres to acquaint themselves better with business operations.

A brief *curriculum vitae* of each of the directors is contained in Annexure 6 to these revised listing particulars.

### 17.6 Appointment of directors

In terms of the articles, the directors have the power at any time to appoint any person as a director, either to fill a casual vacancy or as an addition to the Kumba Board. Any person appointed to fill a casual vacancy or as an addition to the Kumba Board is entitled to retain office only until the next Kumba annual meeting, where such director will retire and be eligible for re-election.

### 17.7 Role of the committees of the board

Specific responsibilities will be delegated to the four committees to support the functioning of the Exxaro Board:

- Audit and Risk Management Committee;
- Human Resources, Remuneration and Nomination Committee;
- Safety, Health and Environment Committee; and
- Transformation Committee.

These committees will serve under written and approved terms of reference, which will be reviewed and updated annually. The Exxaro Board will address the performance of the committees as part of an assessment process. The minutes of all board committee meetings will be presented to the Exxaro Board for information. The composition of each Exxaro Board committee will be determined by the Exxaro Board at their first board meeting subsequent to the implementation of the transaction.

Experienced, knowledgeable, independent non-executive directors will chair all board committees. These committees will be free to take independent, professional, external advice.

#### *17.7.1 Audit and Risk Management Committee*

The Audit and Risk Management Committee, which will be required to meet four times per year, will assist the Exxaro Board with the approval of Exxaro's financial statements and with those of its subsidiaries, and ensure that interim and annual financial statements, and any other formal announcements on Exxaro's financial performance, comply with all statutory and Listings Requirements. The focus of the Audit and Risk Management Committee will be on, *inter alia*:

- *integrity of financial reporting;*
- matters relating to financial and internal control, accounting policies, reporting and disclosure;
- ensuring that all risks to which the Group is exposed are identified and managed in a well-defined process;
- reviewing and approving external and internal audit plans, findings, reports and fees; and
- basis for the going-concern assumption.

The Audit Committee will also be responsible for setting the principles for recommending the use of external auditors for non-audit services.

#### *17.7.2 Human Resources, Remuneration and Nomination Committee*

The Human Resources, Remuneration and Nomination Committee, which will be required to meet four times per year, will have a mandate from the board to:

- ensure that the Group's chairman, directors and senior executives are rewarded for their individual contributions to overall performance;
- ensure that the Group's remuneration strategies, packages and schemes are related to the achievement of business objectives and the delivery of shareholder value;
- ensure appropriate human resources strategies, policies and practices;
- review executive and non-executive director succession planning and recommend candidates for positions to the board.

#### *17.7.3 Safety, Health and Environment Committee*

The Safety, Health and Environment Committee, which will be required to meet three times per year, will formulate and recommend policies, strategies and programmes in all matters affecting safety, health and environment on behalf of the Group for submission to the board. The SHE committee will be responsible for ensuring that these policies and programmes are in accordance with legislation, are effectively implemented and that SHE performance is continuously measured and evaluated.

#### *17.7.4 Transformation Committee*

The Transformation Committee will guide, monitor, review and evaluate Exxaro's progress on transformation, with specific reference to the three primary pillars of employment equity, community involvement and preferential procurement.

### 17.8 The Executive Committee

The Exco will be chaired by the CEO and initially consist of 13 members. It will meet formally on a monthly basis, with designated corporate staff members in attendance and informally on a weekly basis.

The Exco will consist of the members set out below:

Executive Directors:

- CEO;
- CEO designate;
- Chief Operating Officer; and
- Chief Financial Officer.

*Other direct reports to the CEO:*

- Executive General Manager Human Resources;
- Executive General Manager Corporate Affairs and Investor Relations;
- Executive General Manager Services; and
- Company Secretary.

Other senior members of staff:

- Executive General Manager Coal;
- Executive General Manager Mineral Sands;
- Executive General Manager Base Metals and Industrial Minerals;
- General Manager Corporate Finance; and
- General Manager Financial Accounting.

The Exco will be mandated, empowered and held accountable for implementing the strategies, business plans and policies determined by the Exxaro board; managing and monitoring the business affairs of the company in accordance with the approved plans and budgets; prioritising the allocation of capital and other resources as approved by the Exxaro Board and establishing best management and operating practices.

The Exco will also be responsible for structured and transparent management succession planning and the identification, development and advancement of the company's future leaders. Also within the Exco's ambit is the setting of operational standards, codes of conduct and corporate ethics.

## 17.9 Other committees

A structured investment management process exists to ensure that Exxaro invests in projects that are aligned with Group strategy and that yield the required returns.

In this process two forums are engaged where an initial assessment is done by the Strategy Co-ordination Forum ("SCF") and subsequent thereto, a comprehensive review is undertaken by the Investment Review Committee ("IRC").

To complete Exxaro's primary governance model, the last investment related committee is the Off-Shore Review Committee.

### *17.9.1 Strategic Co-ordination Forum*

The purpose of this forum is to ensure that new initiatives are aligned with Exxaro Group strategy. The primary functions of this forum are to:

- ensure alignment of strategy execution and new developments (financial and non-financial);
- determine strategic priorities and coordinate, support and monitor strategic initiatives throughout the Exxaro Group;
- allocate resources and accountabilities for investigations or studies.

The SCF meets every six weeks.

### *17.9.2 Investment Review Committee*

The primary responsibility of this committee will be to undertake comprehensive investment reviews and to assess the technical feasibility and financial viability of proposed capital projects or investments prior to their presentation to the Exco and Exxaro Board for approval.

In carrying out this function, the IRC will ensure that:

- each project meets the strategic, technical and investment requirements defined by the board;
- critical decisions, project parameters and potential risks are adequately addressed and researched prior to recommending the commitment of funds;
- each project enhances the portfolio value of Exxaro.

The IRC meets on a monthly basis before the planned Exco and board meetings.

### *17.9.3 Off-Shore Review Committee*

This committee will assist the board to financially coordinate Exxaro's portfolio of off-shore investments and interests.

The primary responsibilities of the Off-Shore Review Committee will include:

- financial control and governance of Exxaro's off-shore investments and multi-disciplinary interests;
- efficient financial structuring;
- providing for the funding of off-shore investments and expenditure;
- ensuring that the financial reporting, auditing and tax related issues are properly managed; and
- ensuring that the company's overseas offices are effectively staffed, managed and utilised.

The Off-Shore Review Committee meets quarterly, or more frequently if required.

## 18. OTHER INFORMATION ON EXXARO

### 18.1 History of Exxaro

Kumba was unbundled from its former parent, Iscor Limited (renamed Mittal Steel with effect from 11 March 2005) in 2001 and was listed on the JSE in November of the same year. Iscor, initially a Government owned corporation, had been the major integrated South African steel producer for more than 70 years and its mining division, Iscor Mining, had provided security of iron ore supply and other raw materials for its steel mills. At the time of the unbundling, the mines developed by Iscor for coal, zinc, heavy minerals and certain industrial minerals used in steel production, together with its two iron ore mines and heavy minerals interests, became part of Kumba.

Currently, Kumba has a portfolio of world-class assets in three continents rich in mineral resources, namely Africa, Asia and Australia. Kumba's current business is focused around four key commodities, namely iron ore, coal, base metals and minerals sands. There have been no material changes to Kumba's business during the past five years.

### 18.2 Incorporation

Kumba was incorporated and registered in South Africa in terms of the Act on 7 June 2000, with the registration number 2000/011076/07, under the name Vicva Investments and Trading Seven (Proprietary) Limited. On 27 March 2001, Vicva Investments and Trading Seven (Proprietary) Limited was converted to a public company and with effect from 2 May 2001 its name was changed to Kumba Resources Limited. Kumba was listed on the JSE on 26 November 2001.

Subject to the passing of the resolutions to be proposed at the general meeting, Kumba will change its name to Exxaro.

### 18.3 Share capital

The authorised and issued share capital of Exxaro, based on the assumption that the transaction had been implemented on the last practicable date, is as follows:

| | **Rand** |
|---|---:|
| *Authorised* | |
| 500 000 000 ordinary shares of one cent each | 5 000 000 |
| *Issued* | |
| 347 302 815 ordinary shares of one cent each | 3 473 028 |
| Share premium | 5 146 097 885 |

The issued share capital of Exxaro may increase due to the exercising of options between the last practicable date and the last day to trade for the unbundling. The maximum number of shares which could be issued during this period is 11 672 790. It is estimated that 7 million shares will be issued prior to Friday, 17 November 2006, being the last day to trade to participate in the unbundling, the mandatory offer and the *pro rata* repurchase.

All Exxaro unissued shares are under the control of the Exxaro directors who are generally and unconditionally authorised, subject to the Listings Requirements, to exercise the power to allot, grant options over or otherwise deal with or dispose of them to such persons at such times as they think fit. This is subject to directions that may be imposed in the articles or from time to time by the Exxaro shareholders in general meeting.

As at the last practicable date, all of Exxaro's authorised and issued ordinary shares are of the same class and rank *pari passu* in every respect, that is:

- they are in all respects identical;
- they are of the same nominal value;
- they carry the same rights as to unrestricted transfer, attendance and voting at general or annual general meetings, and in all other respects; and
- they are entitled to dividends at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will be the same amount.

In the event that the resolutions relating to the Exxaro EEPS, as set out in the notice of general meeting forming part of the Kumba circular, are passed and the Exxaro EEPS shares are issued to the Exxaro EEPS Trust, the Exxaro EEPS shares will carry the rights and restrictions set out in the extracts from the articles in Annexure 4 to these revised listing particulars.

Any variation of rights attaching to such shares will require a special resolution of Kumba shareholders in general meeting in accordance with the articles. In accordance with the articles, at any general meeting, every Kumba shareholder present in person or by proxy (or if a body corporate, duly represented by an authorised representative)

will have one vote on a show of hands and on a poll every Kumba shareholder present in person or by proxy shall have one vote each for each share of the class of which the Kumba shareholder is a holder.

At the last practicable date, all Kumba shares were fully paid-up and freely transferable.

**18.4 Alterations to share capital**

Alterations to Kumba's share capital in the three years ended on the last practicable date have been pursuant of Kumba's existing share incentive plans. Accordingly, Kumba shares were issued to Kumba employees and executive directors who participate in the existing share incentive plans at the prices at which the options were awarded to them. A total of 11 343 560 Kumba shares were issued at prices ranging from R8,06 to R98,50. A register of shares issued to participants in the share incentive scheme is available for inspection at the registered office of Kumba.

Subject to the transaction becoming unconditional:

- Exxaro will issue 65 334 843 shares to BEE Holdco for a consideration of R29,86 per Exxaro share, for cash;
- Exxaro will make an offer to *all Exxaro* shareholders to repurchase 38 331 012 Exxaro shares on a *pro rata* basis for a consideration of R1 763 million, for cash; and
- Exxaro will acquire an option to acquire 10 000 000 Exxaro shares from Anglo American plc for a consideration of R45,99 per Exxaro share, for cash.

Further information on the proposed issue and repurchases set out above is included in the Kumba circular.

**18.5 Rights attaching to Exxaro shares and power to issue shares**

Extracts from the articles relating to the rights attaching to Exxaro shares are set out in Annexure 4 to these revised listing particulars.

**18.6 Commissions**

No commission or consideration, including underwriting commission in respect of the allotment or issue of shares, has been paid by Exxaro during the three years preceding the date of these revised listing particulars.

## 19. MATERIAL CHANGES

Other than for the transaction, there have been no material changes to the financial or trading position of Kumba and its subsidiaries between its interim period, ended 30 June 2006 and the date of these revised listing particulars.

## 20. WORKING CAPITAL

The directors are of the view that:

- Exxaro and the Exxaro Group will be able in the ordinary course of business to pay their debts for a period of 12 months after the date of issue of the revised listing particulars;
- the assets of Exxaro and the Exxaro Group will be in excess of the liabilities of Exxaro and the Exxaro Group for a period of 12 months after the date of issue of the revised listing particulars. For this purpose, the assets and liabilities have been recognised and measured in accordance with the accounting policies used in Kumba's latest reviewed consolidated interim financial statements for the six-month period ended 30 June 2006;
- the share capital and reserves of Exxaro and the Exxaro Group will be adequate for ordinary business purposes for a period of 12 months after the date of issue of the revised listing particulars;
- the working capital of Exxaro and the Exxaro Group will be adequate for the ordinary business purposes for a period of 12 months after the date of issue of the revised listing particulars.

## 21. DIVIDENDS AND DIVIDEND POLICY

In accordance with the articles, the declaration of a dividend is at the discretion of the Exxaro directors and dividends not claimed within three years of being payable will be forfeited in favour of Exxaro.

Subject to its unfettered fiduciary duties, the Exxaro Board intends to adopt a dividend policy of distributing 50% of Exxaro's attributable earnings (after making provision for Exxaro's future commitments and taking into account Exxaro's working capital requirements and available cash) in each of its financial years by way of an interim and final dividend to Exxaro shareholders.

There are no arrangements in terms of which future dividends are waived or agreed to be waived.

## 22. BORROWINGS, CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS

### 22.1 Borrowing powers

Extracts from the articles reflecting the borrowing powers of Exxaro exercisable by the directors and the manner in which such borrowing powers may be varied are set out in Annexure 4 to these revised listing particulars.

The directors' borrowing powers have not been exceeded during the past three years and may only be varied by way of a special resolution passed by the shareholders of Exxaro in general meeting.

No debentures have ever been issued by Exxaro.

### 22.2 Borrowings

#### *22.2.1 Material loans and leases*

A schedule of Exxaro's material loans and leases is set out in Annexure 5 to these revised listing particulars.

No material loans have been made by the Exxaro Group. Further, no loans have been made or security furnished by Exxaro for the benefit of any director of Exxaro.

#### *22.2.2 Off-balance sheet financing*

Exxaro leases its corporate office building in Pretoria from Ferrowest Share Block (Proprietary) Limited on commercial terms. The rental for the current financial year is approximately R24 million. The net present value of the future rentals is approximately R67 million.

#### *22.2.3 Material inter-company finance*

Material inter-company loans that are payable or receivable by Exxaro are listed in Annexure 5 to these revised listing particulars.

### 22.3 Contingent liabilities and capital commitments

Details of contingent liabilities and capital commitments of Kumba at 30 June 2006 are shown in the historical financial information relating to Kumba, reflected in Annexure 1 to these revised listing particulars, as notes 33 and 34, respectively.

### 22.4 Options or preferential rights in respect of securities

Assuming that the resolutions to be proposed at the general meeting are passed, save for the share incentive schemes, there are no contracts or arrangements in terms of which any option or preferential right has been given to any person to subscribe for Exxaro shares or the shares of Exxaro's subsidiaries.

### 22.5 Capital structure

Pursuant to the approval of the transaction by Kumba shareholders at the general meeting, Kumba will repay its existing long and short term borrowings amounting to approximately R2 billion with the exception of Australia Sands's term facilities of US$75 million, which will be retained. In addition to normal working capital facilities, Exxaro will raise seven-year term facilities amounting to R2 600 million as well as a loan from Anglo Finance to fund any amount payable to AOL for tax recoupments in respect of Namakwa Sands as set out in paragraph 12.2 above, which, together with the proceeds of the equity raising, will enable Exxaro to implement the transaction.

## 23. DIRECTORS AND SENIOR MANAGEMENT

Information relating to the Exxaro directors and senior management, including profiles, remuneration, interests and loans, is set out in Annexure 6 to these revised listing particulars.

Extracts from the articles relating to:

- the appointment, retirement and remuneration of directors;
- borrowing powers of directors; and
- interests of directors,

are set out in Annexure 4 to these revised listing particulars.

## 24. MAJOR SHAREHOLDERS

At the last practicable date, the following shareholders had a beneficial interest of more than 5% or more of Exxaro's issued share capital:

| Name | Number of ordinary shares held | Percentage shareholding |
|---|---|---|
| Anglo American plc | 201 092 500 | 64,9* |
| IDC | 41 498 615 | 13,4 |

*The shareholding of Anglo American plc is composed of a shareholding of 54,9% (169 999 200 shares) held by ASAC and 10,0% (31 093 300 shares) held by Stimela Mining (Proprietary) Limited.

Save as disclosed above, to the best knowledge of the directors of Exxaro, no other shareholder holds more than 5% of the Exxaro ordinary shares.

In the event that the transaction is implemented, BEE Holdco will acquire 188 225 194 Exxaro shares, after the implementation of the Igoda transaction, representing 52,9% of the issued share capital of Exxaro.

Insofar as it is known to Exxaro, other than as indicated in this paragraph 24, there is no other shareholder that is beneficially interested in 5% or more of Exxaro's issued share capital.

## 25. PRINCIPAL IMMOVABLE PROPERTIES

Assuming that the resolutions to be proposed at the general meeting are passed, the principal immovable properties owned or leased by Exxaro and Eyesizwe Coal are set out in Annexure 7 to these revised listing particulars. Other than for the proceeds on the Hope Downs arbitration and the acquisition of Australia Sands, both described in paragraph 27 below, there were no material acquisitions or disposals of property by Exxaro in the three years prior to the date of these revised listing particulars.

## 26. LITIGATION STATEMENT

Other than Hope Downs arbitration described in paragraph 27 below, there are no legal or arbitration proceedings, including proceedings which are pending or threatened and of which Kumba is aware, which may have, or have had in the past 12 months, a material effect on Exxaro's financial position.

## 27. MATERIAL CONTRACTS

Otherwise than in the ordinary course of the business and, save for the contracts listed below, the Kumba Group has not at any time entered into any material contracts in the two years prior to the last practicable date or any contracts containing an obligation or settlement that is material to the Kumba Group at the date of the Kumba circular.

### 27.1 Hope Downs arbitration

In 1998, Downs Holdings BV ("DHBV"), a subsidiary of Kumba International BV, formed a joint venture with Hancock Prospecting (Proprietary) Limited ("Hancock"). The objective was to complete a feasibilty study and, if bankable, develop an iron ore mine (the Hope Downs project) in the Pilbara region of Western Australia. The joint venture contract included a provision that, in the event of a change in control of DHBV, Hancock would under certain circumstances have the right to acquire DHBV's share in the Hope Downs project at an agreed value. In December 2003, Hancock gave notice that it intended to purchase DHBV's share in the Hope Downs project, as a result of the acquisition by Anglo American plc of a controlling interest in Kumba and thus in DHBV. Following an unfavourable arbitration award, DHBV entered into an agreement with Hancock to sell its share in the Hope Downs project for A$231 million. The proceeds from the sale of DHBV's share were recognised as a pre-tax receipt of R1,2 billion in Kumba's financial statements for the year ended 31 December 2005.

### 27.2 Australia Sands acquisition

Kumba acquired, by way of a scheme of arrangement pursuant to the Australian Corporations Act 2001, of all of the issued ordinary shares in Australia Sands that Kumba did not already own for a cash consideration of A$226 million. Prior to concluding the Australia Sands acquisition, Kumba, through a wholly owned subsidiary, owned 51,54% of the issued share capital of Australia Sands.

### 27.3 Implementation of the transaction

Details of the agreements entered into by Kumba in respect of the implementation of the transaction are set out in the Kumba circular. The agreements are available for inspection in terms of paragraph 34 below.

## 28. ROYALTIES

The royalties payable by the commodity businesses are listed below.

### 28.1 Australia Sands

Australia Sands pays royalties to the Department of Industry and Resources of the State of Western Australia as follows:

- 3,5% of internal sales revenue value for ilmenite transferred to the Synthetic Rutile kiln; and
- 5% of sales revenue value for Zircon, Rutile, Leucoxene and Staurolite.

### 28.2 KZN Sands

KZN Sands pays royalties to the Ingonyama Trust, which manages the tribal land which KZN Sands is leasing. The amount payable is R0,30 per metric tonne of run-of-mine heavy mineral bearing sand mined from the lease area, subject to annual escalation and to a minimum of R20 000 per annum.

### 28.3 Exxaro Coal

#### *28.3.1 Grootegeluk coal mine*

Grootegeluk coal mine pays royalties to the Department of Minerals and Energy – Limpopo Province based on tonnes sold. The royalties are payable quarterly at the following rates:

- R1,58/tonne for metallurgical coal; and
- R2,63/tonne for coking coal.

#### *28.3.2 Leeuwpan coal mine*

The Leeuwpan coal mine pays royalties to the Department of Minerals and Energy – Mpumalanga Province. The royalties are payable quarterly in respect of Kenbar and Moabsvelden areas based on R1,20 per run-of-mine tonne.

#### *28.3.3 Tshikondeni mine*

Tshikondeni mine pays royalties to the Department of Minerals and Energy – Limpopo Province on the basis of tonnes sold. The royalties are payable quarterly and are fully recoverable from Mittal.

#### *28.3.4 Rosh Pinah*

Rosh Pinah pays royalties to PE Minerals Namibia (Proprietary) Limited ("PE Minerals") and, potentially, to the Government of Namibia.

With respect to the royalties payable to PE Minerals, the royalties are payable at 3% of net smelter return less transport cost for the duration of the mining licence in terms of an agreement concluded among PE Minerals, Rosh Pinah and Kumba. The mining licence expires on 12 November 2020.

The Namibian Government has introduced a royalty, calculated at 5% of revenue, which to date has not been implemented. The proposed royalty is currently under discussion between the mining industry of Namibia and the Namibian Government.

### 28.4 Iron Ore

#### *28.4.1 Thabazimbi*

Thabazimbi pays royalties of R3,3m per annum to BHP Billiton and R1,75m per annum to the Department of Minerals and Energy – Limpopo Province. All payments are fully recovered from Mittal as part of the cost of production.

## 29. PROMOTERS

Kumba has not entered into any promoters' agreements during the three years preceding the date of issue of these revised listing particulars. Accordingly, there were no payments made to promoters within the three years prior to the last practicable date nor are there any promoters' interests in securities of Exxaro.

Save as set out in Annexure 6, no payments have been made or have been agreed to be made within the three years preceding the date of these revised listing particulars to any director for services rendered by him in connection with the promotion or formation of Exxaro.

## 30. COSTS AND ISSUE EXPENSES

The estimated costs to Exxaro of implementing the transaction are approximately R109 million and comprise:

| Service provider | Work performed | Estimated cost R'000 |
|---|---|---|
| **Consulting fees and due diligence** | | |
| Rand Merchant Bank | Advisory work | 37 500 |
| SRK Consulting | Competent Persons' Report | 9 736 |
| Citigroup | Independent financial adviser | 6 000 |
| Ince (Pty) Limited | Printing of Kumba circular, Exxaro revised listing particulars and Kumba Iron Ore pre-listing statement | 6 000 |
| CRA International | Competition analysis | 3 113 |
| CLS Consulting Services | Due diligence | 1 976 |
| Deloitte & Touche | Reporting accountant and due diligence fees | 1 750 |
| KPMG | Due diligence | 1 410 |
| Various parties | Various services | 1 526 |
| | | **69 011** |
| **Debt-related fees** | | |
| Nedbank and Rand Merchant Bank | Loan raising fees | **22 500** |
| **Legal fees** | | |
| Webber Wentzel Bowens | Legal services | 6 507 |
| Deneys Reitz Inc | Legal services | 5 987 |
| CLS Consulting Services | Legal services | 2 082 |
| Linklaters | Legal services | 1 349 |
| Various attorneys and legal advisors | Legal services | 1 140 |
| | | **17 065** |
| Total | | **108 576** |

## 31. EXPERTS' CONSENTS

The sponsor, attorneys, corporate law advisers, reporting accountants, independent technical adviser and transfer secretaries have consented in writing to act in the capacities stated and to their names being published in these revised listing particulars and have not withdrawn their consents prior to the publication of these revised listing particulars.

The reporting accountants and the independent technical adviser have consented in writing to their names and reports being included in these revised listing particulars in the form and context in which they appear and have not withdrawn their consent prior to the publication of these revised listing particulars. Their consent letters are available for inspection in terms of paragraph 34 below.

## 32. LISTINGS

The JSE has approved the continued listing of Kumba, under the name Exxaro, in the "Mining – General Mining" sector of the JSE lists.

Kumba ADRs will continue to trade in the US as Exxaro ADRs.

Exxaro has no other classes of securities listed on any stock exchanges.

## 33. DIRECTORS' RESPONSIBILITY STATEMENT

The current directors of Kumba, whose names appear on page 13 of these revised listing particulars, collectively and individually:

- accept full responsibility for the accuracy of the information given in these revised listing particulars;
- certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement in these revised listing particulars false or misleading, and that they have made all reasonable inquiries in this regard and that the revised listing particulars contain all the information required by law and the Listings Requirements.

## 34. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by Exxaro shareholders from Monday, 9 October 2006 to Thursday, 2 November 2006 during normal business hours on business days, at the registered office of Exxaro:

- Exxaro's memorandum and articles;
- the audited financial statements of Exxaro for the three financial years ended 31 December 2005 and the interim period ended 30 June 2006;
- the independent reporting accountants' report on the *pro forma* financial information of Exxaro as reproduced in Annexure 3 to these revised listing particulars;
- *signed copy of these revised listing particulars;*
- the material contracts listed in paragraph 27 above;
- the Competent Persons' Report; and
- the consent letters from the merchant bank and sponsor, attorneys, corporate law advisers, reporting accountants and auditors, competent person and transfer secretaries whose names appear on page 3 of these revised listing particulars.

Signed by Dr C J Fauconnier at Pretoria on 9 October 2006, on behalf of the Board.

**Registered office:**

Roger Dyason Road
Pretoria West, 0183
(PO Box 9229, Pretoria, 0001)

# HISTORICAL FINANCIAL INFORMATION

The financial information disclosed below has been extracted from the consolidated reviewed interim financial statements of Kumba for the six months ended 30 June 2006 and the consolidated restated financial statements for the three financial periods ended 31 December 2005, 31 December 2004 and 30 June 2003 respectively. The interim financial statements for the six months ended 30 June 2006 have been compiled in accordance with International Accounting Standard 34 on Interim Financial Reporting and as such does not contain the same level of detail notes to the financial statements as required for annual financial statements.

**GROUP ANNUAL FINANCIAL STATEMENTS FOR THE KUMBA GROUP**

**INCOME STATEMENTS**

| | | | | GROUP | |
|---|---|---|---|---|---|
| | Notes | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **REVENUE** | 4 | **6,901** | 11,881 | 12,600 | 7,490 |
| Operating expenses | 5 | **(5,168)** | (6,961) | (10,755) | (6,286) |
| **NET OPERATING PROFIT** | | **1,733** | 4,920 | 1,845 | 1,204 |
| Interest income | 6 | **50** | 150 | 47 | 77 |
| Interest expense | 6 | **(200)** | (432) | (471) | (321) |
| Income/(loss) from equity accounted investments | 16 | **24** | 7 | (42) | (20) |
| **PROFIT BEFORE TAXATION** | | **1,607** | 4,645 | 1,379 | 940 |
| Taxation | 8 | **(530)** | (1,407) | (423) | (222) |
| **PROFIT FOR THE PERIOD** | | **1,077** | 3,238 | 956 | 718 |
| **ATTRIBUTABLE TO:** | | | | | |
| **Equity holders of the parent** | | **1,067** | 3,177 | 891 | 718 |
| **Minority interest** | | **10** | 61 | 65 | |
| | | **1,077** | 3,238 | 956 | 718 |
| **ATTRIBUTABLE EARNINGS PER SHARE (cents)** | 9 | | | | |
| – basic (2005, 2004 and 2003 as previously reported) | | **348** | 1,049 | 314 | 242 |
| – basic restated for December 2005 and 2004 and June 2003 | | | 1,045 | 297 | 244 |
| – diluted (2005, 2004 and 2003 as previously reported) | | **339** | 1,026 | 312 | 240 |
| – diluted restated for December 2005 and 2004 and June 2003 | | | 1,022 | 295 | 242 |
| **Dividend paid per share (cents) in respect of the previous financial period** | | **160** | 90 | 60 | 85 |
| **Dividend paid per share (cents) in respect of the interim period** | | | 160 | | |
| **Special dividend paid per share (cents) in respect of the interim period** | | | 220 | | |
| **Final dividend declared per share (cents) in respect of this financial year** | 10 | | 160 | | |
| **Dividend paid per share (cents) in respect of the first interim period** | | | | 20 | |
| **Dividend paid per share (cents) in respect of the second interim period** | | | | 35 | |
| **Dividend declared per share (cents) for the interim period** | | **180** | | | |
| **Final dividend declared per share (cents) in respect of the 18-month period** | 10 | | | 90 | |

## BALANCE SHEETS

| | Notes | GROUP At 30 June 2006 Reviewed Rm | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **NON-CURRENT ASSETS** | | | | | |
| Property, plant and equipment | 12 | **8,164** | 8,469 | 8,476 | 8,205 |
| Biological assets | 13 | **29** | 28 | 31 | 29 |
| Intangible assets | 14 | **67** | 61 | 71 | 98 |
| Goodwill | 15 | | | (53) | (80) |
| Investments in associates and joint ventures | 16 | **141** | 95 | 85 | 108 |
| Deferred taxation | 26 | **636** | 339 | 258 | 349 |
| Financial assets | 18 | **478** | 392 | 286 | 272 |
| Total non-current assets | | **9,515** | 9,384 | 9,154 | 8,981 |
| **CURRENT ASSETS** | | | | | |
| Inventories | 19 | **1,774** | 1,481 | 1,348 | 1,346 |
| Trade and other receivables | 20 | **2,562** | 2,066 | 1,365 | 1,398 |
| Cash and cash equivalents | | **1,335** | 1,483 | 1,297 | 977 |
| Total current assets | | **5,671** | 5,030 | 4,010 | 3,721 |
| **NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE** | 21 | **12** | 11 | | |
| **Total assets** | | **15,198** | 14,425 | 13,164 | 12,702 |
| **EQUITY AND LIABILITIES** | | | | | |
| **CAPITAL AND RESERVES** | | | | | |
| Share capital | 22 | **3,045** | 2,940 | 2,812 | 2,647 |
| Non-distributable reserves | | **383** | 54 | (39) | 234 |
| Retained earnings | | **4,901** | 4,325 | 2,516 | 1,971 |
| Ordinary shareholders' equity | | **8,329** | 7,319 | 5,289 | 4,852 |
| Minority interest | | **18** | 9 | 1,197 | 1,278 |
| **TOTAL SHAREHOLDERS' INTEREST** | | **8,347** | 7,328 | 6,486 | 6,130 |
| **NON-CURRENT LIABILITIES** | | | | | |
| Interest-bearing borrowings | 23 | **1,654** | 2,210 | 2,331 | 2,801 |
| Other long-term payables | 24 | | | 609 | 388 |
| Non-current provisions | 25 | **773** | 727 | 599 | 506 |
| Deferred taxation | 26 | **1,114** | 984 | 1,040 | 1,055 |
| Total non-current liabilities | | **3,541** | 3,921 | 4,579 | 4,750 |
| **CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 27 | **1,524** | 1,468 | 1,061 | 1,159 |
| Interest-bearing borrowings | 23 | **1,162** | 911 | 836 | 537 |
| Taxation | | **603** | 773 | 182 | 98 |
| Current provisions | 25 | **21** | 24 | 20 | 28 |
| Total current liabilities | | **3,310** | 3,176 | 2,099 | 1,822 |
| **Total equity and liabilities** | | **15,198** | 14,425 | 13,164 | 12,702 |
| **NET DEBT** | | **1,481** | 1,638 | 1,870 | 2,361 |

## CASH FLOW STATEMENTS

| | Notes | GROUP<br>6-months ended 30 June 2006 Reviewed Rm | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Cash retained from operations | 28.1 | **2,282** | 3,864 | 2,661 | 1,556 |
| Income from equity accounted investments | 28.2 | | | | 33 |
| Net financing costs | 28.3 | **(121)** | (189) | (355) | (240) |
| Normal taxation paid | 28.4 | **(895)** | (821) | (313) | (310) |
| Dividends paid | 28.5 | **(492)** | (1,447) | (361) | (283) |
| | | **774** | 1,407 | 1,632 | 756 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Investments to maintain operations | 28.6 | **(276)** | (389) | (571) | (264) |
| Investments to expand operations | 28.7 | **(585)** | (655) | (825) | (1,122) |
| Investment in intangible assets | | | (11) | | |
| Proceeds from disposal of property, plant and equipment | | **150** | 23 | 137 | 44 |
| Proceeds from disposal of associate | | | | 100 | |
| Investment in other non-current assets | 28.8 | | (1,177) | (96) | (36) |
| Proceeds from disposal of subsidiaries | | | 2 | | |
| Proceeds from disposal of investments | | **23** | 1,179 | | |
| Increase in cash resources on acquisition of a controlling interest in subsidiaries | | | | | 366 |
| Acquisition of joint ventures and associates | | **(7)** | | | (34) |
| Foreign currency translations | 28.9 | **103** | 80 | (63) | 14 |
| | | **(592)** | (948) | (1,318) | (1,032) |
| **NET CASH INFLOW/(OUTFLOW)** | | **182** | 459 | 314 | (276) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Non-current interest-bearing borrowings raised | | | 360 | 967 | 2,094 |
| Non-current interest-bearing borrowings repaid | | **(695)** | (827) | (1,139) | (1,241) |
| Current interest-bearing borrowings raised/(repaid) | | **260** | 66 | 47 | (425) |
| Proceed from issuance of share capital | | **105** | 128 | 132 | |
| Increase in loans from minority shareholders | | | | (1) | 95 |
| | | **(330)** | (273) | 6 | 523 |
| **NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS** | | **(148)** | 186 | 320 | 247 |
| **ADJUSTED CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | | **1,483** | 1,297 | 977 | 730 |
| **Increase in cash and cash equivalents due to proportionate consolidation of joint ventures** | | | 39 | 13 | 51 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR AS PREVIOUSLY STATED** | | | 1,258 | 964 | 679 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | | **1,335** | 1,483 | 1,297 | 977 |
| **CALCULATION OF MOVEMENT IN NET DEBT:** | | | | | |
| Net cash inflow/(outflow) as above | | **182** | 459 | 315 | (276) |
| *Add:* | | | | | |
| – Shares issued | | **105** | 128 | 132 | |
| – Cash flows included above relating to non-interest bearing debt | | | | | 2 |
| – Loans from/(to) minority shareholders | | | 2 | (1) | 95 |
| – Increase in net debt on acquisition of a controlling interest in subsidiaries | | | | | (891) |
| – Non-cash increase in loans due to joint ventures now consolidated | | | (1) | | |
| – Non-cash flow movement in net debt applicable to special purpose entities | | | | (22) | (18) |
| – Non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency | | **(75)** | (96) | 101 | (11) |
| – Non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities | 28.9 | **(55)** | (13) | (33) | (170) |
| – Increase in non-current interest-bearing borrowings due to IRFIC 4 | | | (247) | | |
| **DECREASE/(INCREASE) IN NET DEBT** | | **157** | 232 | 492 | (1,269) |

## GROUP STATEMENTS OF CHANGES IN EQUITY

| | | | Non-distributable reserves | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital Rm | Share premium Rm | Shares held by Share Trust Rm | Attributable reserves of equity accounted investments Rm | Foreign currency translation Rm | Financial instruments revaluation Rm | Equity-settled reserve Rm | Insurance Reserve Rm | Retained income Rm | Attributable to equity holders of the parent Rm | Minority interest Rm | Total equity Rm |
| **OPENING BALANCE AT 1 JULY 2002** | 3 | 2,677 | | 67 | 567 | 67 | | 2 | 1,433 | 4,816 | 487 | 5,303 |
| Prior year adjustments: (refer note 2) | | | | | | | | | | | | |
| – *Consolidation of Management Share Trust* | | | (35) | | | | | | | (35) | | (35) |
| – Revaluation of biological assets | | | | | | | | | 4 | 4 | | 4 |
| Restated | 3 | 2,677 | (35) | 67 | 567 | 67 | | 2 | 1,437 | 4,785 | 487 | 5,272 |
| Net (losses)/gains not recognised in the income statement[1] | | | | (18) | (414) | (6) | | | 77 | (361) | 137 | (224) |
| Currency translation differences | | | | (19) | (414) | | | | 1 | (432) | 128 | (304) |
| Financial instruments fair value movements recognised in equity | | | | | | | | | | | | |
| – recognised in current year income | | | | | | (42) | | | | (42) | | (42) |
| – recognised in equity | | | | | | 57 | | | | 57 | | 57 |
| – fair value adjustment | | | | 77 | | (21) | | | | 56 | | 56 |
| Minority portion of movement in reserves | | | | | | | | | | | 9 | 9 |
| Realised in associate and joint venture | | | | (76) | | | | | 76 | | | |
| Net profit[1] | | | | | | | | | 718 | 718 | | 718 |
| Dividends paid | | | | | | | | | (252) | (252) | | (252) |
| Reduction in dividends paid to Management Share Trust | | | | | | | | | 3 | 3 | | 3 |
| Movement in shares issued to Management Share Trust | | | 2 | | | | | | | 2 | | 2 |
| Transfer of equity accounted earnings | | | | (38) | | | | | 38 | | | |
| Transfer to insurance reserve | | | | | | | | 3 | (3) | | | |
| Minority interest on acquisition of subsidiary | | | | | | | | | | | 567 | 567 |
| **Balance at 30 June 2003** | 3 | 2,677 | (33) | 11 | 153 | 61 | | 5 | 2,018 | 4,895 | 1,191 | 6,086 |
| Prior year adjustments: (refer note 2) | | | | | | | | | | | | |
| – environmental rehabilitation provision | | | | | | | | | (136) | (136) | | (136) |
| – deferred tax asset | | | | | | | | | 93 | 93 | 87 | 180 |
| – share-based payments | | | | | | | 4 | | (4) | | | |
| Restated opening balance | 3 | 2,677 | (33) | 11 | 153 | 61 | 4 | 5 | 1,971 | 4,852 | 1,278 | 6,130 |
| Net (losses)/gains not recognised in income statement[1] | | | | (22) | (294) | (13) | 30 | | 27 | (272) | (129) | (401) |
| Currency translation differences | | | | (6) | (257) | (23) | | | | (286) | (133) | (419) |
| Transfer (from)/to currency translation reserve | | | | | (9) | | | | 9 | | | |
| Share-based payments movement | | | | | | | 30 | | | 30 | | 30 |
| Financial instruments fair value movements recognised in equity | | | | | | 51 | | | | 51 | | 51 |
| Deferred taxation | | | | | (15) | (41) | | | | (56) | | (56) |
| Minority share of reserve movements | | | | | | | | | | | 4 | 4 |
| Realised in associate and joint venture | | | | (16) | (13) | | | | 18 | (11) | | (11) |
| Net profit[1] | | | | | | | | | 891 | 891 | 65 | 956 |
| Dividends paid | | | | | | | | | (344) | (344) | (17) | (361) |
| Reduction in dividends paid to Management Share Trust | | | | | | | | | 2 | 2 | | 2 |
| Issue of share capital | | 132 | | | | | | | | 132 | | 132 |
| Movement in shares issued to Management Share Trust | | | 33 | | | | | | | 33 | | 33 |
| Transfer of equity accounted earnings | | | | 31 | | | | | (31) | | | |
| Transfer from insurance reserve | | | | | | | | (5) | | (5) | | (5) |
| **BALANCE AT 31 DECEMBER 2004** | 3 | 2,809 | | 20 | (141) | 48 | 34 | | 2,516 | 5,289 | 1,197 | 6,486 |
| **Adjustments to opening balances** | | | | | | | | | | | | |
| – recognition of finance leases in terms of IFRIC 4 | | | | | | | | | (45) | (45) | | (45) |
| – transfer of attributable reserves of equity accounted investments | | | | (20) | | | | | 20 | | | |
| – negative goodwill adjustment | | | | | | | | | 53 | 53 | | 53 |
| – decommissioning asset restated | | | | | | | | | 18 | 18 | (11) | 7 |
| Restated opening balance | 3 | 2,809 | | | (141) | 48 | 34 | | 2,562 | 5,315 | 1,186 | 6,501 |
| Net gains/(losses) not recognised in income statement[1] | | | | | 112 | (53) | 38 | | 16 | 113 | (37) | 76 |
| *Currency translation differences* | | | | | 153 | 3 | | | 16 | 172 | 60 | 232 |
| Minority share of reserve movements | | | | | | | | | | | (97) | (97) |
| Share-based payments movement | | | | | | | 38 | | | 38 | | 38 |
| Financial instruments fair value movements recognised in equity | | | | | | | | | | | | |
| – recognised in current year income | | | | | | (8) | | | | (8) | | (8) |
| – recognised in equity | | | | | | (95) | | | | (95) | | (95) |
| – fair value adjustment | | | | | | 2 | | | | 2 | | 2 |
| Deferred taxation | | | | | (41) | 45 | | | | 4 | | 4 |
| Net profit[1] | | | | | | | | | 3,177 | 3,177 | 61 | 3,238 |
| Dividends paid[2] | | | | | | | | | (1,430) | (1,430) | (17) | (1,447) |
| Issue of share capital | | 132 | | | | | | | | 132 | 10 | 142 |
| Movement in shares issued to Management Share Trust | | (4) | | | | | 16 | | | 12 | | 12 |
| Minority share-buy out | | | | | | | | | | | (1,194) | (1,194) |
| **BALANCE AT 31 DECEMBER 2005** | 3 | 2,937 | | | (29) | (5) | 88 | | 4,325 | 7,319 | 9 | 7,328 |
| Net gains/(losses) not recognised in income statement[1] | | | | | 313 | 18 | (2) | | | 329 | | 329 |
| Currency translation differences | | | | | 313 | | | | | 313 | | 313 |
| Share-based payments movement | | | | | | | (2) | | | (2) | | (2) |
| Financial instruments fair value movements recognised in equity | | | | | | | | | | | | |
| – recognised in current year income | | | | | | 8 | | | | 8 | | 8 |
| – recognised in equity | | | | | | 9 | | | | 9 | | 9 |
| – fair value adjustment | | | | | | 1 | | | | 1 | | 1 |
| Net profit[1] | | | | | | | | | 1,067 | 1,067 | 10 | 1,077 |
| Dividends paid[2] | | | | | | | | | (491) | (491) | (1) | (492) |
| Issue of share capital | | 105 | | | | | | | | 105 | | 105 |
| **BALANCE AT 30 JUNE 2006** | 3 | 3,042 | | | 284 | 13 | 86 | | 4,901 | 8,329 | 18 | 8,347 |

[1]Total recognised gains and losses R1 396 million (2005 R3 291 million, 2004 R619 million, 2003 R357 million.)

[2]The company paid a dividend relating to the 2005 financial year of R491 million during March 2006. The STC applicable was R61 million.

In 2005 the company paid a final dividend relating to the 2004 financial year of R273 million, the STC applicable was R34 million. During September 2005 the company paid both an interim and special dividend of R1 157 million in total, the STC applicable was R145 million.

**Financial instruments revaluation reserve**

The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

**Equity-settled reserve**

The equity-settled reserve represents the fair value of services received and settled by equity instruments granted.

**Insurance reserve**

The insurance reserve represents the unrealised portion of commission receivable from re-insurers.

## NOTES TO THE ANNUAL FINANCIAL STATEMENTS

### 1. ACCOUNTING POLICIES

#### PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods. Changes to comparatives are set out in note 2.

#### BASIS OF CONSOLIDATION

The group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the group has an interest of more than one half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration of the period in which the group exercises control over the subsidiary. All intercompany transactions and resulting profits and losses between the group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the group.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that, in substance, are controlled by the group, are consolidated.

#### GOODWILL

Goodwill is reflected at cost less accumulated impairment losses, if any. It represents the excess of the cost of a business combination over the fair value of the group's share of the identifiable net assets of that entity at the date of acquisition. Goodwill is assessed for impairment on an annual basis.

This is a change in accounting policy. Goodwill was previously amortised using the straight line basis over its estimated useful life. This policy is applied prospectively.

The gain or loss on disposal of an entity includes the balance of goodwill relating to the entity.

The excess of the fair value of the net identifiable assets and contingent liabilities of an entity acquired over the cost of acquisition, is recognised immediately in profit or loss.

In line with the transitional provisions of IFRS 3 Business Combinations, the carrying amount of negative goodwill at the beginning of the financial year that arose from a business combination for which the agreement date was before 31 March 2004, was derecognised at the beginning of the period with a corresponding adjustment to the opening balance of retained earnings.

#### INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The company carries its investments in associates and joint ventures at cost less accumulated impairment losses.

An associate is an entity over which the group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the group and one or more other venturers in terms of a contractual arrangement requiring unanimous consent for strategic, financial and operating decisions. It may involve a corporation, partnership or other entity in which the group has an interest.

Investments in associates are accounted for in the group financial statements using the equity method for the duration of the period in which the group has the ability to exercise significant influence. Equity accounted income represents the group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings of an associate, net of any dividends, are classified as distributable reserves. This is a change in accounting policy as these earnings were previously transferred to a non-distributable reserve. Prior periods have been restated to reflect this change.

Where the group's share of losses of an associate exceeds the carrying amount of the associate, the associate is carried at nil. Additional losses are only recognised to the extent that the group has incurred obligations in respect of the associate.

Investments in joint ventures are accounted for in the group financial statements using the proportionate consolidation method.

This is a change in accounting policy as far as incorporated joint ventures is concerned. Investments in incorporated joint ventures were previously accounted for using the equity method while investments in unincorporated joint ventures were proportionately consolidated.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with group policies.

Unrealised profits and losses are eliminated.

The group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unimpaired portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the group's accounting policy for goodwill.

**PROPERTY, PLANT AND EQUIPMENT**

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned to.

The estimated useful life of assets and their residual values are re-assessed periodically with any changes in such accounting estimates being adjusted in the current financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

| 2005 | Iron ore | Coal | Heavy minerals |
|---|---|---|---|
| Buildings and infrastructure (including residential buildings) | 5 – 25 years | 5 – 25 years | 4 – 40 years |
| Mineral properties | 10 – 25 years | 5 – 25 years | 10 – 25 years |
| Fixed plant and equipment | 4 – 25 years | 5 – 25 years | 2,5 – 25 years |
| Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares | 2 – 25 years | 16 000 – 40 000 hours or 5 – 15 years | 2,5 – 20 years |
| Loose tools and computer equipment | 5 years | 5 years | 2,5 – 10 years |
| Development costs | 5 – 6 years | 8 – 20 years | 4 – 10 years |
| Refractory relines | | | 2 – 5 years |
| Site preparation, mining development and exploration | 5 – 25 years | 9 – 25 years | 3 – 25 years |
| | **Base metals** | **Industrial minerals** | **Other** |
| Buildings and infrastructure (including residential buildings) | 8 years – indefinite | 10 – 25 years | 3 – 25 years |
| Fixed plant and equipment | 8 – 25 years | 5 – 25 years | 5 – 10 years |
| Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares | 2 – 15 years | 5 – 15 years | 5 years |
| Loose tools and computer equipment | 5 years | 5 years | 5 years |
| Site preparation, mining development and exploration | | | 5 years |

| 2004 | Iron ore | Coal | Heavy minerals |
|---|---|---|---|
| Buildings and infrastructure (including residential buildings) | 5 – 25 years | 5 – 25 years | 5 – 40 years |
| Mineral properties | 10 – 25 years | 5 – 25 years | 10 – 25 years |
| Fixed plant and equipment | 4 – 25 years | 5 – 25 years | 2,5 – 20 years |
| Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares | 2 – 25 years | 30 000 hours or 5 – 15 years | 2,5 – 20 years |
| Loose tools and computer equipment | 5 years | 5 years | 2,5 – 10 years |
| Development costs | 5 – 6 years | 8 – 20 years | 4 – 10 years |
| Refractory relines | | | 8 years |
| Site preparation, mining development and exploration | 5 – 25 years | 10 – 25 years | 3 – 25 years |
| | **Base metals** | **Industrial minerals** | **Other** |
| Buildings and infrastructure (including residential buildings) | 8 years – indefinite | 10 – 25 years | 3 – 25 years |
| Mineral properties | | | |
| Fixed plant and equipment | 8 – 25 years | 5 – 25 years | 5 – 10 years |
| Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares | 2 – 15 years | 5 – 15 years | 5 years |
| Loose tools and computer equipment | 5 years | 5 years | 5 years |
| Site preparation, mining development and exploration | | | 5 years |

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Direct attributable expenses relating to mining and other major capital projects, site preparation and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised.

Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to profit or loss.

## LEASED ASSETS

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance or operating lease, measured, and accounted for accordingly.

## BIOLOGICAL ASSETS

Biological assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs and any change in value is included in the net profit or loss for the period in which it arises.

Plantations are measured at their fair value less estimated point-of-sale costs. The fair value of the plantations is determined by an independent appraiser, based on the Faustman Formula as applied within the forestry industry.

Livestock are measured at their fair value less estimated point-of-sale costs, fair value being determined by the age and size of the animals and market price. Market price is determined on the basis that the animal is sold to be slaughtered. Livestock held for sale is classified as consumable biological assets.

Game is measured at their fair value less estimated point-of-sale costs, fair value being determined as market price.

Market price is determined on the live auction selling prices. Game held for sale are classified as consumable biological assets.

## INTANGIBLE ASSETS

An intangible assets is recognised at cost if it is probable that future economic benefits will flow to the enterprise.

Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

The estimated maximum useful lives of patents, licences and franchises is 20 years.

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

## RESEARCH, DEVELOPMENT AND EXPLORATION COSTS

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasable, the group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

## IMPAIRMENT OF ASSETS

The carrying amounts of assets mentioned in the accounting policy notes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

## FINANCIAL INSTRUMENTS

### Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

### Investments

Marketable securities are carried at market value, which is calculated by reference to Stock Exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in profit or loss.

### Trade and other receivables

Trade and other receivables originated by the group are stated at amortised cost less provision for doubtful debts.

### Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

### Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisations, except for derivatives which are subsequently measured at fair value. If a financial liability is designated as a hedged item, it is subject to measurement under hedge accounting provisions.

### *Derivative instruments*

Derivative instruments are measured at fair value.

### Gains and losses on subsequent measurement

Gains and losses on subsequent measurement are recognised as follows:

- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which they arise.
- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.

- The effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.
- When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

**Offset**

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

## INVENTORIES

Inventories are valued at the lower of cost, determined on a moving average basis, and net realisable value.

The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

**Write-downs**

Write-downs to net realisable value and inventory losses are expensed in the period in which the write downs or losses occur.

## FOREIGN CURRENCIES

**Transactions and balances**

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date.

Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

**Foreign entities**

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- Income, expenditure and cash flow items at weighted average rates.
- Goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

**Foreign currency hedges**

Foreign currency hedges are dealt with in the financial instruments accounting policy.

## *REVENUE RECOGNITION*

Revenue, which excludes value added tax and sales between group companies, represents the gross value of goods invoiced.

Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Revenue from the operation of bulk shipping vessels is recognised on a proportionate basis where voyages have not terminated at year end.

## INTEREST AND DIVIDEND INCOME

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividends are recognised when the right to receive payment is established.

## PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

## DECOMMISSIONING AND ENVIRONMENTAL REHABILITATION

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation arises as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where a provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the group's accounting policy for property, plant and equipment.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines. The Environmental Rehabilitation Trust Fund has been consolidated.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

## DEFERRED TAXATION

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

## EMPLOYEE BENEFITS

### Post-employment benefits

*Retirement*

The group provides defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the group, taking account of the recommendations of independent actuaries. The group's contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

Kumba is also a participating employer in two closed defined benefit funds for its pensioner members who retired before the unbundling from Mittal in 2001. Kumba does however not provide employee benefits in defined benefit funds for its employees.

Statutory actuarial valuations on the defined benefit plans are performed every three years.

Interim valuations are also performed on an annual basis. Valuations are performed on a date which coincides with the balance sheet date. Consideration is given to any event that could impact the funds up to balance sheet date. The net surplus or deficit in the benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the group's ability to access the future economic benefit is uncertain.

Actuarial losses, if any, are recognised in income as and when they arise.

The group does not provide guarantees in respect of returns in the defined contribution funds.

*Medical*

No contributions are made to the medical aid of retired employees.

**Short and long-term benefits**

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current total cost to the company.

**Termination benefits**

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

**Equity compensation benefits**

Senior management, including executive directors, have been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant.

When the options are exercised they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

The fair value of the options granted to senior management including executive directors, has been determined at grant date using a suitable option pricing model and expensed over the vesting period of the options with a corresponding increase in equity.

**DIVIDEND**

Dividends paid are recognised by the company when the dividend is declared.

These dividends are recorded and disclosed as dividends paid in the statement of changes in equity.

Dividends proposed or declared subsequent to the year end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

**SECONDARY TAX ON COMPANIES**

Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which they are declared.

## DISCONTINUING OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

If the carrying amount of a non-current asset or disposal group will be recovered principally through a sale transaction rather than through continuing use, such asset is classified as non-current assets held for sale and measured at the lower of carrying amount and fair value less cost to sell.

## SEGMENT REPORTING

The primary business segments are iron ore, coal, heavy minerals, base metals, and industrial minerals.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

## CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the group unless otherwise stated.

## JUDGEMENTS MADE BY MANAGEMENT

The following judgements, apart from those involving estimates (as mentioned below) have been made by management in the process of applying the group's accounting policies that have the most significant effect on the amounts recognised in the financial statements:

- The identification of special purpose entities controlled by the group which must be consolidated;
- In applying IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, management had to make judgements as to which non-current assets fall within the scope of the standard and had to be reclassified and measured in terms of IFRS 5; and
- In applying IFRS 2, Share-based Payment, management had to make certain judgements in respect of the fair value models to be used in determining the various share-based arrangements in respect of employees, as well as the variable elements used in these models.

## KEY ASSUMPTIONS MADE BY MANAGEMENT IN APPLYING ACCOUNTING POLICIES

The following key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

- Estimates made in determining the present obligation of environmental and decommissioning provisions, which includes the discount rate used in determining the present value of environmental and decommissioning provisions;
- Estimates made in determining the recoverable amount of assets where there is an indication that an asset may be impaired which includes the estimation of cash flows and the discount rates used;
- Estimates made in determining the probability of future taxable income thereby justifying the recognition of a deferred tax asset.

| | GROUP | | |
|---|---|---|---|
| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES** | | | |
| **Share-based payments** | | | |
| As part of the IFRS improvements project Kumba adopted IFRS 2 share-based payments. The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Prior years' figures have been restated. The amount of the adjustment for the current and comparable periods is as follows: | | | |
| *Income statement impact* | | | |
| – Reduction of profit for the period | 38 | 30 | 4 |
| *Balance sheet impact* | | | |
| – Retained income decrease | 72 | 34 | 4 |
| – Equity-settled reserve increase | 72 | 34 | 4 |
| The adjustment has no taxation implications. | | | |
| There were no amounts attributable to the minorities. | | | |
| **Business combination** | | | |
| In line with IFRS 3 Business combinations the carrying value of previously recognised negative goodwill at the beginning of the period was derecognised and adjusted against the opening balance of retained earnings. The effect of the adjustment is as follows: | | | |
| *No income statement impact* | | | |
| *Balance sheet impact* | | | |
| – Decrease in negative goodwill | 53 | | |
| – Increase in retained income | 53 | | |
| **Environmental rehabilitation provision** | | | |
| A legal and constructive obligation exists to provide for rehabilitation at the Zincor refinery. The provision has been accounted for as a prior year adjustment to reflect the existence of the obligation originating from previous periods. The effect of the adjustment is as follows: | | | |
| *Income statement impact* | | | |
| – Increase in finance charges | 17 | 23 | |
| – Increase/(Decrease) in deferred taxation asset | (13) | | 15 |
| – Decrease in deferred taxation liability | 2 | 2 | |
| *Balance sheet impact* | | | |
| – Decrease in retained income | 172 | 157 | 136 |
| – Increase in provisions | 191 | 174 | 151 |
| – Increase in deferred tax asset | 2 | 15 | 15 |
| – Decrease in deferred tax liability | | 2 | |

| | GROUP | | |
|---|---|---|---|
| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |

## 2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)

**Deferred taxation**

A deferred tax asset was raised as a prior year adjustment in respect of Ticor (Pty) Limited's eligibility to claim a bad debt deduction of A$130.7 million as at 31 December 2002.

The effect of the adjustment is as follows:

*No income statement impact*

| *Balance sheet impact* | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
|---|---|---|---|
| – Increase in retained income | 93 | 93 | 93 |
| – Increase in minority interest | 87 | 87 | 87 |
| – Increase in deferred tax asset | 180 | 180 | 180 |

**Interest in joint ventures**

Kumba's majority shareholder and parent, Anglo American plc (Anglo) changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entity's policies Kumba changed its accounting policy to the proportionate consolidation method. Prior years' figures have been restated. This policy change does not impact on earnings per share. The effect of the change in accounting policy is as follows:

| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
|---|---|---|---|
| *Income statement impact* | | | |
| – Increase in net operating profit | 26 | 20 | 15 |
| – Increase in interest income | 1 | | |
| – Decrease in income from equity accounted investments | 27 | 20 | 15 |
| *Balance sheet impact* | | | |
| – Decrease in investments in joint ventures | 38 | 11 | 10 |
| – Increase in property, plant and equipment | 3 | 3 | |
| – Increase in financial assets | 2 | 1 | |
| – (Decrease)/Increase in trade and other receivables | | (32) | 65 |
| – Increase in cash and cash equivalents | 63 | 39 | 13 |
| – Increase in trade and other payables | 48 | | 68 |
| – Decrease in net debt | 63 | 39 | 13 |
| *Cash flow impact* | | | |
| – Increase/(decrease) in net cash flows from operating activities | 22 | 29 | (24) |
| – Increase in taxation paid | | 2 | |
| – Increase in financial assets | 1 | | |
| – Increase in borrowings raised | 1 | | |
| – Increase/(decrease) in foreign currency translation | 3 | | (14) |
| – Increase in opening balance of cash and cash equivalents | 39 | 12 | 51 |

| | GROUP | | |
|---|---|---|---|
| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |

2. **PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)**

**Reclassification and presentation**

The group has changed the following accounting policies to be in line with the accounting policies of its majority shareholder and parent, Anglo American plc:

- The equity accounted investments' recognised profits were previously transferred to a non-distributable reserve (NDR) "Attributable reserves of equity accounted investments". The opening balance of R20 million (2003: R11 million) of this reserve was reclassified as distributable reserves and transfers to this reserve have ceased.
- Income from equity accounted investments was previously presented as pre-tax income, and the tax shown as part of the taxation charge. Only the post-tax share of equity accounted profits are now disclosed. The net effect on earnings is zero, however the line-by-line effect on the income statement is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| – Decrease in income from equity accounted investments | 2 | 9 | 7 |
| – Decrease in taxation | 2 | 9 | 7 |

**Consolidation of Kumba Management Share Trust**

Kumba operates the Kumba Management Share trust for senior employees and executive directors of Kumba. The trust has been consolidated for the 18-month period. Prior years' figures have been restated. The amounts of the adjustment for the current and previous 12-month period are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| *Statement of changes in equity impact* | | | |
| – Reduction of dividends paid to external parties | | 2 | 3 |
| *Balance sheet impact* | | | |
| – Share capital and premium increase/(decrease) | | 33 | (33) |
| – Retained income increase | | 5 | 3 |
| – Current liabilities increase | | 13 | 8 |
| – Trade and other receivables decrease | | 17 | 22 |
| *Impact on weighted average number of shares* | | | |
| Weighted average number of shares before this prior year adjustment | | 301 | 297 |
| Adjusted for shares held by Management Share Trust | | (1) | (3) |
| Weighted average number of shares after this prior year adjustment | | 300 | 294 |

The consolidation has no taxation implications.

There were no amounts attributable to the minorities.

| | GROUP | | | |
|---|---|---|---|---|
| | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |

## 2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)

With effect 1 July 2003 the group changed its accounting policy to comply with IAS 41, Agriculture. This resulted in the reclassification of certain inventories as biological assets, and the fair value of plantations.

| | | | | |
|---|---|---|---|---|
| *Income statement impact* | | | | |
| – Fair value adjustment plantations | | | 1 | |
| *Balance sheet impact* | | | | |
| – Retained income increase | | | 5 | 4 |
| – Biological assets increase | | | 31 | 29 |
| – Inventories decrease | | | 24 | 23 |
| – Deferred taxation liabilities increase | | | 2 | 2 |

**Accounting for arrangements that contain a lease**

In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance or operating lease, measured and accounted for accordingly. The result is the recognition of a number of finance leases where Kumba is either the lessee or the lessor.

| | | | | |
|---|---|---|---|---|
| *Income statement impact* | | | | |
| Decrease in revenue | **(50)** | (81) | | |
| Decrease in depreciation | **45** | 72 | | |
| Decrease in operating expenses | **26** | 42 | | |
| Increase in financing cost | **(28)** | (51) | | |
| Decrease in taxation | **2** | 5 | | |
| Decrease in profit for the period | **(5)** | (13) | | |
| *Balance sheet impact* | | | | |
| Decrease in property, plant and equipment | **(351)** | (357) | (349) | |
| (Decrease)/Increase in deferred tax asset | **(1)** | | 18 | |
| Decrease in retained earnings | **(63)** | (58) | (45) | |
| Increase in non-current interest-bearing borrowings | | | | |
| – Finance lease liability | **250** | 247 | 212 | |
| Decrease in other long-term payables | | | | |
| – Mittal Steel (South Africa) captive mines | **(588)** | (604) | (607) | |
| Decrease in deferred tax liabilities | **(24)** | (22) | | |
| Increase in trade and other payables | **75** | 80 | 109 | |

*Leave pay*

The leave pay obligation of R146 million for the group on 1 July 2003 has been reclassified as an accrual and is presented as part of trade and other payables. In terms of the group policy, employees are entitled to accumulate non-statutory vested leave benefits not taken within a leave cycle.

| | GROUP | | | |
|---|---|---|---|---|
| | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |

## 3. CLOSURE OF TICOR CHEMICALS PLANT

On 21 April 2004 Ticor Limited announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:

| | 6-months ended 30 June 2006 | 12-months ended 31 December 2005 | 18-months ended 31 December 2004 | 12-months ended 30 June 2003 |
|---|---|---|---|---|
| Revenue | | 1 | 217 | 254 |
| *Expenses* | | 2 | 192 | 258 |
| Provision for closure | | | 35 | |
| Provision for impairment | | | 89 | |
| Pre-tax loss | | (3) | (102) | (4) |
| Income tax expense | | 28 | 5 | |
| Total assets | | 9 | 76 | 240 |
| Total external liabilities | | 1 | 6 | 100 |
| Cash inflows from operating activities | | 26 | 50 | 37 |

In June 2004, a contract was signed for A$5 million for the sale of the plant, equipment and portion of the land owned by Ticor Chemicals. All proceeds from the sale have been received including A$0.5 million which was initially held in escrow until particular environmental releases had been obtained.

## 4. REVENUE

| | 6-months ended 30 June 2006 | 12-months ended 31 December 2005 | 18-months ended 31 December 2004 | 12-months ended 30 June 2003 |
|---|---|---|---|---|
| Sale of goods | **6,901** | 11,881 | 12,600 | 7,490 |

| | Notes | GROUP<br>**6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
|---|---|---|---|---|---|
| 5. **OPERATING EXPENSES** | | | | | |
| **COST BY TYPE** | | | | | |
| – Raw materials and consumables | | | 1,893 | 2,475 | 1,224 |
| – Staff costs | | | | | |
| – salaries and wages | | | 1,898 | 2,408 | 1,340 |
| – share-based payments | | | 38 | 30 | |
| – termination benefits | | | 7 | 35 | 1 |
| – pension and medical costs | | | 167 | 243 | 128 |
| – Income from sale of investment | | | (1,179) | (72) | |
| – General charges | | | 1,084 | 1,883 | 1,161 |
| – Railage and transport | | | 1,470 | 1,783 | 1,237 |
| – Repairs and maintenance | | | 845 | 1,081 | 768 |
| – *Impairment charges* | 7 | **784** | 28 | 35 | 2 |
| – Negative goodwill amortisation | 15 | | | (6) | 21 |
| – Excess of minority interest over cost of acquisition | | **(36)** | (95) | | |
| – Energy | | | 361 | 508 | 237 |
| – Depreciation on property, plant and equipment | 12 | **422** | 822 | 969 | 529 |
| – Amortisation of intangible assets | 14 | **1** | 4 | 8 | 3 |
| – Movement in inventories | | | (348) | (304) | (194) |
| – Own work capitalised | | | (6) | (296) | (154) |
| – Sublease received | | | (28) | (25) | (17) |
| | | | 6,961 | 10,755 | 6,286 |
| **COST BY FUNCTION** | | | | | |
| – Costs of goods sold/services rendered | | | 6,743 | 9,025 | 5,022 |
| – Selling and distribution costs | | | 1,492 | 1,798 | 1,258 |
| – Sublease rent received | | | (28) | (25) | (17) |
| – Impairment charges | 7 | **784** | 28 | 35 | 2 |
| – Negative goodwill amortisation | 15 | | | (6) | 21 |
| – Excess of minority interest over cost of acquisition | | **(36)** | (95) | | |
| – Income from sale of investment | | | (1,179) | (72) | |
| | | | 6,961 | 10,755 | 6,286 |

| | | GROUP | | | |
|---|---|---|---|---|---|
| | Notes | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **5. OPERATING EXPENSES (continued)** | | | | | |
| The above costs are stated after including: | | | | | |
| Depreciation and amortisation | | | | | |
| – land and buildings | 12 | | | 1 | |
| – mineral properties | 12 | | 37 | 54 | 30 |
| – residential buildings | 12 | | 7 | 8 | 6 |
| – buildings and infrastructure | 12 | | 108 | 117 | 60 |
| – machinery, plant and equipment | 12 | | 581 | 673 | 376 |
| – leased assets under finance leases | 12 | | 30 | 4 | 5 |
| – site preparation, mining development, exploration and rehabilitation | 12 | | 59 | 112 | 52 |
| – amortisation of intangible assets | 14 | | 4 | 8 | 3 |
| Impairment charges | 7 | **784** | 28 | 35 | 2 |
| Negative goodwill amortisation | 15 | | | (6) | 21 |
| Excess of minority interest over cost of acquisition | | **(36)** | (95) | | |
| Closure cost | | | | 35 | |
| Reconditionable spares usage | | | 6 | 11 | 8 |
| Research and development costs | | | 26 | 33 | 4 |
| Consultancy fees | | | 126 | 228 | 89 |
| Operating lease rentals expenses | | | | | |
| – property | | | 56 | 79 | 35 |
| – equipment | | | 69 | 93 | 41 |
| Operating sublease rentals received | | | | | |
| – property | | | (28) | (25) | (17) |
| – other | | | (1) | (1) | |
| Contingent rentals received | | | | | (2) |
| Net (surplus)/deficit on disposal or scrapping of property, plant and equipment | | **(19)** | 2 | 48 | (3) |
| Net profit on disposal of investment | | **(21)** | (1,179) | (72) | |
| Auditors' remuneration | | | | | |
| – audit fees | | | 9 | 12 | 7 |
| – other services | | | 1 | 1 | 1 |
| Fair value adjustment on financial assets – (gain)/loss | | **(36)** | (43) | (28 | |
| Fair value adjustment on financial liabilities – (gain)/loss | | | (5) | 5 | |
| Net realised (gains)/losses on currency exchange differences | | **(159)** | (225) | 210 | 193 |
| Net unrealised losses/(gains) on currency exchange differences | | **107** | 76 | (121) | 92 |
| Net realised losses(gains) on the revaluation of derivative instruments | | **144** | 64 | (173) | (144) |
| Net unrealised (gains)/losses on the revaluation of derivative instruments | | **(8)** | (83) | 124 | (19) |
| Contingent rentals paid | | **4** | 6 | | |

| | GROUP | | | |
|---|---|---|---|---|
| | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **5. OPERATING EXPENSES (continued)** | | | | |
| Directors' emoluments | | | | |
| – executive directors | | | | |
| – remuneration received as directors of the company | | 14 | 18 | 9 |
| – bonuses and cash incentives | | 1 | 1 | |
| – compensation on retirement from executive office | | 1 | | |
| – non-executive directors | | | | |
| – remuneration received as directors of the company | | 2 | 3 | 1 |

**Note:**

**Pensions**

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

**Operating lease arrangements – contingent rent received**

The basis to determine contingent rent received is 25% of all extraordinary maintenance of the building.

## 6. NET FINANCING COSTS

| | 6-months ended 30 June 2006 Reviewed Rm | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
|---|---|---|---|---|
| Interest expense and loan costs | **142** | 338 | 396 | 309 |
| Finance leases | **28** | 52 | 6 | 8 |
| Interest income | **(49)** | (147) | (41) | (77) |
| Interest received from joint ventures | **(1)** | (3) | (6) | |
| Net interest expense | **120** | 240 | 355 | 240 |
| Interest adjustment on non-current provisions (note 25) | **30** | 42 | 69 | 4 |
| | **150** | 282 | 424 | 244 |

Financing costs of R nil were capitalised during the six months to 30 June 2006 (2005: R nil, 2004: R176 million, 2003: R32 million).

Financing costs capitalised relates to funds specifically borrowed for the purposes of obtaining a qualifying asset.

| | GROUP | | | |
|---|---|---|---|---|
| | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **7. IMPAIRMENT CHARGES** | | | | |
| Included in operating expenses are the following impairment losses: | | | | |
| Impairment of cyanide chemicals plant | | | (89) | |
| Impairment of property, plant and equipment | **(784)** | (3) | (15) | |
| Impairment of intangible assets | | (20) | (11) | |
| Impairment of investments | | | (10) | (2) |
| Impairment of joint ventures | | (7) | (1) | |
| Impairment of associates | | | | |
| Total impairment charges | **(784)** | (30) | (126) | (2) |
| Reversal of impairment of shipping assets | | | 90 | |
| Reversal of impairment of property, plant and equipment | | 2 | 1 | |
| **Total impairment reversals** | | 2 | 91 | |
| **Net impairments** | **(784)** | (28) | (35) | (2) |
| Taxation effect | **227** | | | |
| Net effect on attributable earnings | **(557)** | (28) | (35) | (2) |

The combined impact of a stronger currency outlook over the life of the assets, a higher discount rate resulting from an increase in interest rates, and a projected surplus of high-grade titanium feedstock on world markets, necessitated a review of the carrying value of the local mineral sands (heavy minerals) operations. As a result, a pre-tax reduction of R784 million in the carrying value of the assets has been accounted for at 30 June 2006.

The intangible asset impaired in the financial year ended 31 December 2005 is a database of heavy mineral reserves which is now common knowledge and not proprietary to Kumba's heavy minerals business. As such no future economic benefits are expected to arise from the intangible asset thereby warranting derecognition.

The chemicals plant was impaired on 31 December 2002 by an amount of R89 million. The decision was based on the sharp strengthening of the Australian dollar in December of that year, a change in the supply/demand balance for sodium cyanide and aggressive pricing policies of competitors. An impairment of R26 million (R15 million fixed assets and R11 million intangible assets) was raised in the 2004 financial period by ZnERGY (Pty) Limited, a zinc air fuel battery component manufacturer after its only supplier of raw materials, Zoxy (Pty) Limited, was put into liquidation.

Kumba was the joint owner of two bulk ore carriers that were leased to Safore, a joint venture engaged in shipping operations. During 2002 the assets were impaired by an amount of R90 million based on the value in use. Kumba disposed of its interest in the carriers during 2004 for R73 million against a post-impairment book value of R27 million, and subsequently reversed the impairment in the 2004 financial period. An impairment of R10 million was raised in the 2004 financial period against a preference share investment in Rosh Pinah Mine Holdings (Pty) Limited, the investment was made in 2000 in a strong US$ and zinc price environment to facilitate a 5% empowerment interest in Rosh Pinah (Pty) Limited.

| | GROUP | | |
|---|---|---|---|
| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **8. TAXATION** | | | |
| **CHARGE TO INCOME** | | | |
| South African normal taxation | | | |
| – Current – current year | (794) | (323) | (133) |
| – prior year | (9) | | |
| | (803) | (323) | (133) |
| – Deferred – current year | 8 | 11 | (29) |
| – IFRIC 4 adjustment | 5 | | |
| – prior year | (1) | 14 | |
| – rate adjustment | 29 | | |
| | 41 | 25 | (29) |
| Foreign normal taxation | | | |
| – Current – current year | (184) | (48) | (11) |
| – prior year | 22 | 11 | |
| | (162) | (37) | (11) |
| – Deferred – current year | 102 | (43) | (5) |
| – prior year | (28) | (2) | |
| | 74 | (45) | (5) |
| Share of joint ventures taxation | 1 | 2 | (10) |
| Capital Gains Taxation | (349) | | |
| Secondary Taxation on Companies | (179) | (43) | (32) |
| Non-residents share withholding taxation | (30) | (2) | (2) |
| **Total** | (1,407) | (423) | (222) |
| **RECONCILIATION OF TAXATION RATES** | % | % | % |
| Taxation as a percentage of profit before taxation | 30.3 | 30.7 | 23.6 |
| Taxation effect of | | | |
| – Assessed losses (not provided) | (1.5) | (0.9) | 0.1 |
| – Capital profits/(losses) | 0.8 | (1.8) | 4.6 |
| – Disallowable expenditure | (4.2) | (5.1) | (0.4) |
| – Exempt income | 8.6 | 9.3 | 2.3 |
| – Inventories – realisation of profits | | | 1.7 |
| – Learnership allowances | | 0.2 | 0.2 |
| – Associates' and joint ventures' differences | | (1.1) | (1.2) |
| – Tax rate differentials | (0.4) | 0.4 | 0.4 |
| – Temporary differences not provided | (0.6) | | 1.3 |
| – Rate change on deferred taxation balances | 0.6 | | |
| – Other | | | 0.9 |
| – Secondary Taxation on Companies | (3.8) | (3.1) | (3.3) |
| – Withholding taxation | (0.6) | (0.2) | (0.2) |
| – Controlled foreign company profits | (0.5) | (0.1) | |
| – Prior year adjustment | 0.3 | 1.7 | |
| **STANDARD TAX RATE** | 29.0 | 30.0 | 30.0 |
| Effective tax rate excluding (loss)/income from equity accounted investments, impairment charges and share of taxation thereon | 30.2 | 29.2 | 23.1 |

| | GROUP | | | |
|---|---|---|---|---|
| | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **9. EARNINGS PER SHARE** | | | | |
| Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year. | | | | |
| Headline earnings (R million) | **1,559** | 2,360 | 966 | 784 |
| Weighted average number of ordinary shares in issue (million) | **307** | 304 | 301 | 297 |
| Adjusted for the shares held by the Kumba Management Share Trust (million) | | | (1) | (3) |
| Adjusted weighted average number of ordinary shares in issue (million) | **307** | 304 | 300 | 294 |
| Headline earnings per share (cents) (restated for 2005, 2004 and 2003) | **508** | 776 | 322 | 267 |
| For the diluted headline earnings per share the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the Management Share Scheme, net of shares held by the Scheme for releasing purposes. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue. | | | | |
| Weighted average number of ordinary shares in issue (million) as calculated above | **307** | 304 | 300 | 294 |
| Adjusted for options and net purchased shares in terms of the Management Share Scheme (million) | **8** | 7 | 2 | 2 |
| Weighted average number of ordinary shares for diluted headline earnings per share (million) | **315** | 311 | 302 | 296 |
| Diluted headline earnings per share (cents) (restated for 2005, 2004 and 2003) | **495** | 759 | 320 | 265 |
| Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year. | | | | |
| Net profit attributable to ordinary shareholders | **1,067** | 3,177 | 891 | 718 |
| Weighted average number of ordinary shares in issue (million) | **307** | 304 | 300 | 294 |
| Basic earnings per share (cents) (restated for 2005, 2004 and 2003) | **348** | 1,045 | 297 | 244 |
| For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above. | | | | |
| Diluted earnings per share (cents) (restated for 2005, 2004 and 2003) | **339** | 1,022 | 295 | 242 |

For the six-month period ended 30 June 2006, certain shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.

10. **DIVIDEND**

The company declared an interim dividend of R1.80 per share for the six-month period ended 30 June 2006. The company also paid a final dividend during the six-month period for the 2005 financial year of R1.60 per share (2004: R0.90 per share, 2003: R0.60 per share) which totalled R490 million excluding STC (2004: R273 million; 2003: R177 million), which attracted STC of R61 million (2004: R34 million, 2003 R22 million). During September 2005 the company paid an interim dividend and a special dividend of R1.60 and R2.20 per share respectively, totalling R1 157 million, which attracted STC of R145 million.

| | | GROUP | | | |
|---|---|---|---|---|---|
| | Notes | **6-months ended 30 June 2006 Reviewed Rm** | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **11. RECONCILIATION OF HEADLINE EARNINGS** | | | | | |
| Net profit attributable to ordinary shareholders | | **1,067** | 3,177 | 891 | 718 |
| Adjusted for: | | | | | |
| – Impairment charges | 7 | **784** | 28 | 35 | 2 |
| – Share of associates goodwill amortisation | 16 | | | 27 | 38 |
| – Negative goodwill amortisation | 15 | | | (6) | 21 |
| – Excess of minority interest over cost of acquisition | | **(36)** | (95) | | |
| – Share of associates exceptional items | 16 | | | 20 | 7 |
| – Net (surplus)/deficit on disposal or scrapping of property, plant and equipment | 5 | **(19)** | 2 | 48 | (3) |
| – Net surplus on disposal of investments | 5 | **(21)** | (1,179) | (72) | |
| – Closure cost | 5 | | | 35 | |
| Minority interest on adjustments | | | (1) | | |
| Taxation effect of adjustments | | **(216)** | 428 | (12) | 1 |
| HEADLINE EARNINGS | | **1,559** | 2,360 | 966 | 784 |
| **HEADLINE EARNINGS PER SHARE (CENTS)** | 9 | | | | |
| – Basic (2005, 2004 and 2003 as previously reported) | | **508** | 781 | 339 | 264 |
| – Basic restated for December 2005 and 2004 and June 2003 | | | 776 | 322 | 267 |
| – Diluted (2005, 2004 and 2003 as previously reported) | | **495** | 763 | 337 | 262 |
| – Diluted restated for December 2005 and 2004 and June 2003 | | | 759 | 320 | 265 |

## 12. PROPERTY, PLANT AND EQUIPMENT

| | Land and buildings Rm | Mineral properties Rm | Residential land and buildings Rm | Buildings and infra-structure Rm | Machinery, plant and equipment Rm | Site preparation, mining development, exploration and rehabilitation Rm | Extensions under construc-tion Rm | *Total* Rm |
|---|---|---|---|---|---|---|---|---|
| **GROUP** | | | | | | | | |
| **2005** | | | | | | | | |
| **Gross carrying amount** | | | | | | | | |
| **Restated** | | | | | | | | |
| At beginning of year | 144 | 1,023 | 121 | 1,820 | 7,890 | 1,285 | 590 | **12,873** |
| Decommissioning of assets | | | 1 | 15 | 50 | 6 | | **72** |
| IFRIC 4 adjustment – *arrangements that contain a lease* | | | (3) | 115 | (69) | (308) | (120) | (385) |
| Adjusted opening balance | 144 | 1,023 | 119 | 1,950 | 7,871 | 983 | 470 | **12,560** |
| Additions | 4 | | 2 | 56 | 251 | 1 | 756 | **1,070** |
| Changes in decommissioning assets | | | 3 | | 2 | 9 | | **14** |
| Disposal of subsidiary | | | | | (16) | | | **(16)** |
| Disposals of items of property, plant and equipment | (4) | | (4) | (23) | (162) | | (1) | **(194)** |
| Reclassification to non-current assets held for sale | (5) | | (8) | | | | | **(13)** |
| Exchange differences on translation | 1 | 17 | | 10 | 71 | 15 | (1) | **113** |
| *Other movements* | | | 1 | (202) | 534 | 120 | (453) | |
| At end of year | 140 | 1,040 | 113 | 1,791 | 8,551 | 1,128 | 771 | **13,534** |
| **Accumulated depreciation** | | | | | | | | |
| At beginning of year | | 170 | 70 | 529 | 2,985 | 545 | | **4,299** |
| Decommissioning of assets | | | | 3 | 15 | 4 | | **22** |
| IFRIC 4 adjustment – arrangements that contain a lease | | | | 13 | (12) | (38) | | **(37)** |
| Adjusted opening balance | | 170 | 70 | 545 | 2,988 | 511 | | **4,284** |
| Depreciation charges | | 37 | 7 | 108 | 611 | 59 | | **822** |
| Disposal of subsidiary | | | | | (2) | | | **(2)** |
| Accumulated depreciation on disposals of items of property, plant and equipment | | | (2) | (9) | (69) | | | **(80)** |
| Reclassification to non-current assets as held for sale | | | (5) | | | | | **(5)** |
| Exchange differences on translation | | 4 | | 3 | 29 | 5 | | **41** |
| Other movements | | | | (156) | 165 | (9) | | |
| At end of year | | 211 | 70 | 491 | 3,722 | 566 | | **5,060** |
| **Impairment of assets** | | | | | | | | |
| At beginning of year | | | | 8 | 89 | | 1 | **98** |
| *Impairment reversals* | | | | | (2) | | | **(2)** |
| Impairment charges | | 1 | | 2 | | | | **3** |
| Disposals of items of property, plant and equipment | | | | (8) | (78) | | (1) | **(87)** |
| Disposals of subsidiaries | | | | | (12) | | | **(12)** |
| Exchange differences on translation | | | | | 5 | | | **5** |
| | | 1 | | 2 | 2 | | | **5** |
| **Net carrying amount at end of year** | 140 | 828 | 43 | 1,298 | 4,827 | 562 | 771 | **8,469** |

## 12. PROPERTY, PLANT AND EQUIPMENT (continued)

| 2004 Restated | Land and buildings Rm | Mineral properties Rm | Residential land and buildings Rm | Buildings and infra-structure Rm | Machinery, plant and equipment Rm | Site preparation, mining development, exploration and rehabilitation Rm | Extensions under construc-tion Rm | Total Rm |
|---|---|---|---|---|---|---|---|---|
| **Gross carrying amount** | | | | | | | | |
| At beginning of period | 141 | 1,056 | 120 | 1,609 | 7,143 | 1,071 | 858 | **11,998** |
| Joint ventures now consolidated | 3 | | | | | | | **3** |
| Adjusted opening balance | 144 | 1,056 | 120 | 1,609 | 7,143 | 1,071 | 858 | **12,001** |
| Additions | 8 | 3 | 9 | 184 | 829 | 16 | 347 | **1,396** |
| Non-cash flow additions | | 4 | 1 | 6 | 31 | 25 | 191 | **258** |
| Changes in decommissioning assets | | | | | | (2) | | **(2)** |
| Disposals of items of property, plant and equipment | (4) | | (13) | (11) | (349) | | (32) | **(409)** |
| Exchange differences on translation | (2) | (40) | | (23) | (264) | (35) | (7) | **(371)** |
| Other movements | (2) | | 4 | 55 | 500 | 210 | (767) | |
| At end of period | 144 | 1,023 | 121 | 1,820 | 7,890 | 1,285 | 590 | **12,873** |
| **Accumulated depreciation** | | | | | | | | |
| At beginning of period | | 125 | 71 | 422 | 2,646 | 438 | | **3,702** |
| Depreciation charges | 1 | 54 | 8 | 117 | 677 | 112 | | **969** |
| Accumulated depreciation on disposals of items of property, plant and equipment | | | (9) | (2) | (213) | | | **(224)** |
| Exchange differences on translation | (1) | (9) | | (9) | (119) | (10) | | **(148)** |
| Other movements | | | | 1 | (6) | 5 | | |
| At end of period | | 170 | 70 | 529 | 2,985 | 545 | | **4,299** |
| **Impairment of assets** | | | | | | | | |
| At beginning of period | | | | | 90 | 1 | | **91** |
| Impairment reversals | | | | | (90) | (1) | | **(91)** |
| Impairment charges | | | | 9 | 94 | | 1 | **104** |
| Exchange differences on translation | | | | (1) | (5) | | | **(6)** |
| | | | | 8 | 89 | | 1 | **98** |
| **Net carrying amount at end of period** | 144 | 853 | 51 | 1,283 | 4,816 | 740 | 589 | **8,476** |

## 12. PROPERTY, PLANT AND EQUIPMENT (continued)

| 2003 Restated | Land and buildings Rm | Mineral properties Rm | Residential land and buildings Rm | Buildings and infra-structure Rm | Machinery, plant and equipment Rm | Site preparation, mining development, exploration and rehabilitation Rm | Extensions under construc-tion Rm | Total Rm |
|---|---|---|---|---|---|---|---|---|
| **Gross carrying amount** | | | | | | | | |
| At beginning of year | 107 | 685 | 126 | 1,029 | 4,662 | 676 | 975 | **8,260** |
| Additions | 21 | 6 | | 165 | 660 | 37 | 497 | **1,386** |
| Non-cash flow additions | | | 1 | 3 | 24 | 24 | 103 | **155** |
| Changes in decommissioning assets | | | | | | | | |
| Acquisition of subsidiary | 20 | 357 | 3 | 187 | 1,427 | 311 | 44 | **2,349** |
| Disposals of items of property, plant and equipment | (9) | (3) | (10) | (3) | (65) | (4) | | **(94)** |
| *Discontinuing operation* | | | | | | | | |
| Exchange differences on translation | 1 | 7 | | 5 | (80) | 9 | | **(58)** |
| Other movements | 1 | 4 | | 223 | 515 | 18 | (761) | |
| At end of year | 141 | 1,056 | 120 | 1,609 | 7,143 | 1,071 | 858 | **11,998** |
| **Accumulated depreciation** | | | | | | | | |
| At beginning of year | | 27 | 73 | 296 | 1,785 | 288 | | **2,469** |
| Depreciation charges | | 30 | 6 | 60 | 381 | 52 | | **529** |
| Acquisition of subsidiary | | 66 | | 65 | 556 | 98 | | **785** |
| Accumulated depreciation on disposals of items of property, plant and equipment | | | (8) | (1) | (41) | (3) | | **(53)** |
| Discontinuing operation | | | | | | | | |
| Exchange differences on translation | | 2 | | 2 | (35) | 3 | | **(28)** |
| Other movements | | | | | | | | |
| At end of year | | 125 | 71 | 422 | 2,646 | 438 | | **3,702** |
| **Impairment of assets** | | | | | | | | |
| At beginning of year | | | | | 80 | 1 | | **81** |
| Impairment reversals | | | | | | | | |
| Impairment charges | | | | | | | | |
| Exchange differences on translation | | | | | 10 | | | **10** |
| | | | | | 90 | 1 | | **91** |
| **Net carrying amount at end of year** | 141 | 931 | 49 | 1,187 | 4,407 | 632 | 858 | **8,205** |

1. Non-cash flow additions relates to capital expenditure of captive mines which is are financed by Mittal Steel South Africa.

| The net carrying amount of machinery, plant and equipment includes: | 2005 Rm | 2004 Rm | 2003 Rm |
|---|---|---|---|
| *Assets held under finance leases (refer note 23)* | | | |
| – Cost | **204** | 55 | 101 |
| – Accumulated depreciation | **36** | 6 | 12 |
| | **168** | 49 | 89 |

For detail of property, plant and equipment pledged as security refer to Appendix 1.

The replacement value of assets for insurance purposes amounts to R18.8 billion (2004: R19.7 billion, 2003: R15.8 billion).

A register of land and buildings is available for inspection at the registered office of the company.

## 13. BIOLOGICAL ASSETS

| | GROUP | | | |
|---|---|---|---|---|
| | Plantation Rm | Livestock Rm | Game Rm | Total Rm |
| **2005** | | | | |
| **Restated** | | | | |
| **Carrying amount** | | | | |
| At beginning of period | 6 | 10 | 15 | **31** |
| Acquisitions | | | | |
| Revaluation of plantations | | | | |
| Gains arising from changes attributable to physical changes and price changes | 1 | 2 | 2 | **5** |
| Disposals | | (5) | | **(5)** |
| Reclassification to inventory | (1) | | (2) | **(3)** |
| At end of period | 6 | 7 | 15 | **28** |
| Fair value of biological assets can be split as follows: | | | | |
| Mature | 4 | 7 | 14 | **25** |
| Immature | 3 | | | **3** |
| | 7 | 7 | 14 | **28** |

The plantation was valued by Mr J M Potgieter, an independent appraiser, on 8 December 2005.

| **2004**<br>Restated | Plantation Rm | Livestock Rm | Game Rm | Total Rm |
|---|---|---|---|---|
| At beginning of year | 6 | 7 | 16 | **29** |
| Acquisitions | | | 1 | **1** |
| Gains arising from changes attributable to physical changes and price changes | 1 | 5 | | **6** |
| Disposals | | (2) | | **(2)** |
| Reclassification to inventory | (1) | | (2) | **(3)** |
| At end of year | 6 | 10 | 15 | **31** |
| Fair value of biological assets can be split as follows: | | | | |
| Mature | 1 | 10 | 15 | **26** |
| Immature | 5 | | | **5** |
| | 6 | 10 | 15 | **31** |

| **2003**<br>Restated | Plantation Rm | Livestock Rm | Game Rm | Total Rm |
|---|---|---|---|---|
| At beginning of year | | 5 | 13 | **18** |
| Acquisitions | 1 | | 3 | **4** |
| Revaluation of plantations | 6 | | | **6** |
| Gains arising from changes attributable to physical changes and price changes | | 3 | 2 | **5** |
| Disposals | | (1) | (1) | **(2)** |
| Reclassification to inventory | (1) | | (1) | **(2)** |
| At end of year | 6 | 7 | 16 | **29** |

Plantations consist of wattle and blue gum trees.

Livestock consists of cattle, sheep and goats.

Game consists of rhino, buffalo, warthog, giraffe, ostrich and a large variety of antelope.

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **14. INTANGIBLE ASSETS** | | | |
| ***Patents, licences and franchise*** | | | |
| **Gross carrying amount** | | | |
| At beginning of period | 105 | 117 | |
| Additions | 11 | | |
| Acquisition of subsidiary | | | 117 |
| Disposal of subsidiary | (12) | | |
| Intangible assets written off | (29) | | |
| Exchange differences | 6 | (12) | |
| At end of period | 81 | 105 | 117 |
| **Accumulated amortisation** | | | |
| At beginning of period | 23 | 19 | |
| Acquisition of subsidiary | | | 16 |
| Disposal of subsidiary | (1) | | |
| Intangible assets written off | (7) | | |
| Amortisation charge | 4 | 8 | 3 |
| Exchange differences | 1 | (4) | |
| At end of period | 20 | 23 | 19 |
| **Impairment charge** | | | |
| At beginning of period | 11 | | |
| Exchange differences | 1 | | |
| Charge for the period | 20 | 11 | |
| Disposal of subsidiary | (11) | | |
| Intangible assets written off | (21) | | |
| At end of period | | 11 | |
| **Net carrying amount at end of year** | 61 | 71 | 98 |

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |

## 15. GOODWILL

| | | | |
|---|---|---|---|
| *Positive goodwill* | | | |
| At beginning of period | | | 23 |
| Amortisation charge | | | (23) |
| At end of period | | | |
| Comprising: | | | |
| Cost | 243 | 243 | 243 |
| Accumulated amortisation | 243 | 243 | 243 |

| | | | |
|---|---|---|---|
| *Negative goodwill* | | | |
| At beginning of period | (53) | (80) | |
| Derecognised, adjusted to opening balance of retained earnings | 53 | | |
| Acquisition of subsidiary | | | (82) |
| Exchange differences | | 21 | |
| Amortisation | | 6 | 2 |
| At end of period | | (53) | (80) |
| Derecognised negative goodwill comprises: | | | |
| Cost | (61) | (61) | (82) |
| Accumulated amortisation | 8 | 8 | 2 |
| | (53) | (53) | (80) |

The negative goodwill, which arose during 2003, resulted from the Acquisition of Ticor Limited and was previously being amortised over 12.7 years. It was adjusted against opening retained income in accordance with IFRS 3 (note 2).

| | GROUP | | |
|---|---|---|---|
| | 2005 Rm | 2004 Rm | 2003 Rm |
| **16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES** | | | |
| **ASSOCIATED COMPANIES** | | | |
| – Listed | | 6 | 100 |
| – Unlisted | 93 | 72 | 1 |
| | 93 | 78 | 101 |
| **JOINT VENTURES** (Unlisted) | | | |
| – Incorporated | 2 | | |
| – Unincorporated | | 7 | 7 |
| | 2 | 7 | 7 |
| **Total** | **95** | 85 | 108 |

Refer to Appendix 2 for market and directors' valuations of investments.

| | ASSOCIATE COMPANIES | | |
|---|---|---|---|
| | Investments 2005 Rm | Loans 2005 Rm | Total 2005 Rm |
| At beginning of year | 78 | | 78 |
| Additional interests acquired | | | |
| Reclassification as associate | 2 | | 2 |
| Reclassification as non-current asset held for sale | (2) | | (2) |
| Net share of results* | 7 | | 7 |
| – Share of results after taxation | 7 | | 7 |
| – Share of exceptional items | | | |
| – Share of goodwill | | | |
| Exchange difference adjustments | 8 | | 8 |
| **AT END OF YEAR (Appendix 2)** | 93 | | 93 |

| | JOINT VENTURES | | |
|---|---|---|---|
| | Investments 2005 Rm | Loans 2005 Rm | Total 2005 Rm |
| At beginning of year | 7 | | 7 |
| Movement in indebtedness from joint ventures | | 2 | 2 |
| Impairment charges | (7) | | (7) |
| **AT END OF YEAR (Appendix 2)** | | 2 | 2 |

16. **INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)**

| | ASSOCIATE COMPANIES | | |
|---|---|---|---|
| | Investments | Loans | Total |
| | 2004 | 2004 | 2004 |
| **Restated** | Rm | Rm | Rm |
| At beginning of period as previously disclosed | 62 | 39 | 101 |
| Reclassification as associate | 14 | (1) | 13 |
| Joint ventures now consolidated | | | |
| Restated opening balance | 76 | 38 | 114 |
| Reclassification as financial asset | | (35) | (35) |
| Additional interests acquired | 85 | | 85 |
| Movement in indebtedness to/from associated companies/repayments | | (2) | (2) |
| Disposals | (21) | | (21) |
| Net share of results* | (42) | | (42) |
| – Share of results after taxation | 5 | | 5 |
| – Share of exceptional items | (20) | | (20) |
| – Share of goodwill | (27) | | (27) |
| Exchange difference adjustments | (20) | (1) | (21) |
| **AT END OF PERIOD (Appendix 2)** | 78 | | 78 |

| | JOINT VENTURES | | |
|---|---|---|---|
| | Investments | Loans | Total |
| | 2004 | 2004 | 2004 |
| | Rm | Rm | Rm |
| At beginning of period as previously disclosed | 18 | | 18 |
| Joint ventures now consolidated | (10) | | (10) |
| Exchange difference adjustments | (1 | | (1) |
| **AT END OF YEAR (Appendix 2)** | 7 | | 7 |

| | ASSOCIATE COMPANIES | | |
|---|---|---|---|
| | Investments | Loans | Total |
| | 2003 | 2003 | 2003 |
| **Restated** | Rm | Rm | Rm |
| At beginning of year as previously stated | 1,142 | 13 | 1,155 |
| Reclassification as associate | | | |
| Reclassification as financial asset | | | |
| Acquisitioning of controlling interest in associate, now consolidated | (966) | | (966) |
| Additional interests acquired | 44 | | 44 |
| Movement in indebtedness to/from associated companies/repayments | | 28 | 28 |
| Disposals | (1) | | (1) |
| Net share of results* | (20) | | (20) |
| – Share of results after taxation | 25 | | 25 |
| – Share of exceptional items | (7) | | (7) |
| – Share of goodwill | (38) | | (38) |
| Dividends paid | (33) | | (33) |
| Exchange difference adjustments | (179) | (2) | (181) |
| Share of reserve movements in the year | 77 | | 77 |
| Impairment loss | (2) | | (2) |
| **AT END OF YEAR (Appendix 2)** | 62 | 39 | 101 |

16. **INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)**

| | JOINT VENTURES | | |
|---|---|---|---|
| | Investments 2003 Rm | Loans 2003 Rm | Total 2003 Rm |
| At beginning of year | 29 | | 29 |
| Joint ventures previously equity accounted now proportionately consolidated | (10) | | (10) |
| Share of results after taxation | 12 | | 12 |
| Dividends paid | (16) | | (16) |
| Exchange difference adjustments | (8) | | (8) |
| **AT END OF YEAR (Appendix 2)** | 7 | | 7 |

| | Restated 2005 Rm | Restated 2004 Rm | Restated 2003 Rm |
|---|---|---|---|
| Aggregate post-acquisition reserves: | | | |
| – Associate companies | (62) | (80) | 3 |
| – *Joint ventures* | 1,863 | 1,710 | 8 |
| **Total** | 1,801 | 1,630 | 11 |

* Income from equity accounted investments post tax,as disclosed in the income statement, amounted to R7 million (2004: loss R42 million; 2003: loss of R20 million).

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **17. SUBSIDIARIES** | | | |
| Aggregate attributable after tax profits and losses of subsidiaries: | | | |
| – Profits | 12,805 | 8,052 | 6,288 |
| – Losses | (6,992) | (5,042) | (4,246) |
| **18. FINANCIAL ASSETS** | | | |
| Environmental Rehabilitation Trust Asset | 257 | 183 | 143 |
| Long-term receivables | 40 | 50 | 50 |
| *Investments (Appendix 2)* | 95 | 53 | 79 |
| | 392 | 286 | 272 |

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **19. INVENTORIES** | | | |
| Finished products | 398 | 365 | 377 |
| Work-in-progress | 625 | 603 | 602 |
| Raw materials | 165 | 131 | 131 |
| Plant spares and stores | 285 | 240 | 227 |
| Merchandise | 8 | 9 | 32 |
| Reclassification as biological assets | | | (23) |
| | 1,481 | 1,348 | 1,346 |

Included above are inventories relating to the Ticor SA project which might be sold or utilised in production over more than twelve months. Included in merchandise are biological assets classified as inventories.

Inventory sold in which delivery is delayed at the buyer's request, but the buyer takes title amounted to R nil (2004: R25 million, 2003: R nil).

| **20. TRADE AND OTHER RECEIVABLES** | | | |
|---|---|---|---|
| Trade receivables | 1,948 | 1,118 | 1,136 |
| Other receivables | 95 | 156 | 234 |
| Derivative instruments | 23 | 91 | 28 |
| | 2,066 | 1,365 | 1,398 |

| **21. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE** | | | |
|---|---|---|---|
| Property, plant and equipment | 9 | | |
| Investments in associates and joint ventures | 2 | | |
| At end of period | 11 | | |

| | | GROUP | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **22. SHARE CAPITAL** | | | |
| **SHARE CAPITAL AT PAR VALUE** | | | |
| ***Authorised*** | | | |
| 500 000 000 ordinary shares of R0.01 each | 5 | 5 | 5 |
| ***Issued*** | | | |
| 306 162 251 (301 854 211) ordinary shares of R0.01 each | 3 | 3 | 3 |
| **Share premium** | 2,941 | 2,809 | 2,677 |
| Shares held by Kumba Management Share Trust | (4) | | (33) |
| **Total** | 2,940 | 2,812 | 2,647 |

The Kumba Management Share Trust has been consolidated.

| **RECONCILIATION OF AUTHORISED SHARES NOT ISSUED (million)** | | | |
|---|---|---|---|
| Number of authorised unissued ordinary shares at beginning of period | 198 | 203 | 203 |
| Number of shares issued during the period | (4) | (5) | |
| Number of unissued authorised shares at end of period | 194 | 198 | 203 |

The following resolutions pertain to the unissued ordinary shares under the control of the directors until the forthcoming annual general meeting:

1. Subject to the provisions of the Companies Act 61 of 1973, as amended ("the Act"), and the requirements of the JSE Limited ("JSE"), the directors be and are hereby authorised to allot and issue at their discretion such number of the remaining authorised but unissued ordinary shares of one cent each in the capital of the Company as may be required to be allotted and issued pursuant to the Share Incentive Scheme ("the Scheme").

2. Directors are authorised to issue the unissued ordinary shares of one cent each in the capital of the Company (after setting aside so many shares as may be required to be allotted and issued by the Company pursuant to the Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:

   - this authority shall not extend beyond the next annual general meeting or 15 months from the date of this annual general meeting, whichever date is earlier;
   - a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
   - the shares be issued to public shareholders as defined by the JSE and not to related parties;
   - any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
   - in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the thirty days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said 30-day period a ruling will be obtained from the committee of the JSE.

22. **SHARE CAPITAL (continued)**

3. Directors are authorised to acquire from time to time shares issued by the Company, provided:

   - that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;
   - that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
   - that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;
   - that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;
   - that at any one time, the company may only appoint one agent to effect any repurchase;
   - that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;
   - that shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase.

The above authorities are valid until the next Annual General Meeting.

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **23. INTEREST BEARING BORROWINGS** | | | |
| **NON-CURRENT BORROWINGS** | | | |
| Summary of loans by financial year of redemption | | | |
| 2003 | | | 407 |
| 2004 | | 784 | 697 |
| 2005 | 677 | 556 | 1,126 |
| 2006 | 923 | 865 | 273 |
| 2007 | 476 | 234 | 705 |
| 2008 | 210 | 676 | |
| 2009 | 601 | | |
| 2010 onwards | | | |
| Total non-current borrowings (Appendix 1) | 2,887 | 3,115 | 3,208 |
| *Current portion included in current liabilities* | (677) | (784) | (407) |
| **Total** | 2,210 | 2,331 | 2,801 |

Details of interest rates payable on borrowings are shown in Appendix 1.

| **INTEREST BEARING BORROWINGS** | | | |
|---|---|---|---|
| Non-current borrowings | 2,210 | 2,331 | 2,801 |
| Short-term borrowings | 234 | 52 | 130 |
| Current portion of non-current borrowings | 677 | 784 | 407 |
| Total short-term borrowings | 911 | 836 | 537 |
| **Total** | 3,121 | 3,167 | 3,338 |
| Included in the above interest bearing borrowings are obligations relating to finance leases (note 12). *Details are:* | | | |
| Minimum lease payments: | | | |
| – Less than 1 year | 48 | 15 | 30 |
| – More than 1 year and less than 5 years | 230 | 1 | 27 |
| – More than 5 years | 3,571 | | |
| – Total | 3,849 | 16 | 57 |
| – *Less:* Future finance charges | 3,610 | 1 | 7 |
| Present value of lease liabilities | 239 | 15 | 50 |
| Representing lease liabilities: | | | |
| – Current | (8) | 14 | 25 |
| – Non-current (more than 1 year and less than 5 years) | (33) | 1 | 25 |
| – Non-current (more than 5 years) | 280 | | |
| **Total** | 239 | 15 | 50 |

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |

## 24. OTHER LONG-TERM PAYABLES

| | | | |
|---|---|---|---|
| *Other long-term payables: Mittal Steel (South Africa) captive mines* | – | 607 | 386 |
| Other long-term payables | – | 2 | 2 |
| | – | 609 | 388 |

Mittal Steel (South Africa) has funded the capital expenditure at the Thabazimbi and Tshikondeni captive mines in terms of supply agreements. The funds are repayable over the life of the mine as specified in the supply agreements.

Due however to the application of IFRIC 4 as set out in note 2, the long-term payable obligation to Mittal Steel (South Africa) has been set-off against the finance lease debtor.

## 25. PROVISIONS

| | Environmental rehabilitation Rm | Decommissioning Rm | Restructuring Rm | Total Rm |
|---|---|---|---|---|
| **GROUP** | | | | |
| **For the year ended 31 December 2005 – Restated** | | | | |
| At beginning of year | 611 | | 8 | 619 |
| Reclassification of opening balance | (81) | 123 | | 42 |
| Charge to income statement | 19 | 11 | 17 | 47 |
| Unused amounts reversed | | | | |
| Interest adjustment | 33 | 9 | | 42 |
| Provisions capitalised to property, plant and equipment | | 13 | | 13 |
| Acquisition of subsidiary | | | | |
| Utilised during year | (10) | | (2) | (12) |
| Other movements | | | | |
| Exchange differences | | | | |
| At end of year | 572 | 156 | 23 | 751 |
| Current portion included in current liabilities | (18) | | (6) | (24) |
| Total non-current provisions | 554 | 156 | 17 | 727 |
| **For the year ended 31 December 2004 – Restated** | | | | |
| At beginning of period as previously stated | 513 | | 21 | 534 |
| Charge to income statement | 55 | | | 55 |
| Interest adjustment | 69 | | | 69 |
| Provisions capitalised to property, plant and equipment | (2) | | | (2) |
| Acquisition of subsidiary | | | | |
| Utilised during year | (21) | | (13) | (34) |
| *Exchange differences* | (3) | | | (3) |
| At end of year | 611 | | 8 | 619 |
| Current portion included in current liabilities | (12) | | (8) | (20) |
| Total non-current provisions | 599 | | | 599 |

25. **PROVISIONS (continued)**

| | Environmental rehabilitation Rm | Decommissioning Rm | Restructuring Rm | Total Rm |
|---|---|---|---|---|
| **For the year ended 30 June 2003 – Restated** | | | | |
| At beginning of period – restated | 286 | | 32 | 318 |
| Charge to income statement | 20 | | | 20 |
| Interest adjustment | 4 | | | 4 |
| Provisions capitalised to property, plant and equipment | 15 | | | 15 |
| Acquisition of subsidiary | 39 | | | 39 |
| Utilised during year | (2) | | (11) | (13) |
| Prior year adjustment | 151 | | | 151 |
| At end of year | 513 | | 21 | 534 |
| Current portion included in current liabilities | (18) | | (10) | (28) |
| Total non-current provisions | 495 | | 11 | 506 |

**ENVIRONMENTAL REHABILITATION**

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the Fund amounted to R257 million in 2005, R183 million in 2004 and R143 million in 2003 at period end. This amount is included in the financial assets of the group. Cash flows will take place when the mines are rehabilitated.

**DECOMMISSIONING**

During 2005 the environmental rehabilitation provision was reclassified into two separate provisions, namely the environmental rehabilitation provision and the decommissioning provision. The opening balance was adjusted to reflect the split. The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events.

Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

**RESTRUCTURING**

The liability includes accruals for plant and facility closures, including the dismantling costs thereof, and employee termination costs, in terms of announced restructuring plans for the Durnacol Mine.

Provision is made on a piecemeal basis, only for those restructuring obligations supported by a formally approved plan.

*The restructuring will be completed within the next ten years.*

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |

## 26. DEFERRED TAXATION

The movement on the deferred taxation account is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| At beginning of period as previously stated | 782 | 706 | 766 |
| Effect of prior year adjustments | (17) | | (180) |
| Restated balance | 765 | 706 | 586 |
| Acquisition of subsidiary | | | 49 |
| Prior year adjustments | | | 2 |
| Non-distributable reserve charge | | | |
| – current | (4) | 56 | 35 |
| Income statement charge – current (note 8) | (110) | 32 | 34 |
| – IFRIC 4 adjustment | (5) | | |
| – prior | 28 | (12) | |
| – rate change | (29) | | |
| At end of period | 645 | 782 | 706 |
| *Comprising:* | | | |
| Deferred taxation liabilities | | | |
| – Property, plant and equipment | | | |
| – As previously disclosed | 1,011 | 1,158 | 1,248 |
| – IFRIC 4 adjustment – arrangements that contains a lease | (174) | | |
| – Lease debtor | 152 | | |
| – Foreign taxation to be set-off for group tax entity | | (102) | (147) |
| – Foreign taxation losses carried forward | (5) | (26) | |
| – Inventories | 13 | 20 | 19 |
| – Leave pay accrual | (36) | (41) | (34) |
| – Provisions | (2) | (3) | (53) |
| – Adjustment on foreign loan | 40 | 41 | (1) |
| – Environmental rehabilitation asset | 67 | 34 | 20 |
| – Decommissioning provision | (20) | (13) | |
| – Environmental rehabilitation provision | (60) | (42) | |
| – Prepayments | 3 | 2 | 10 |
| – Unrealised profits | | 24 | 1 |
| – Bad debt re-assessment | | | (2) |
| – Assessed losses | (5) | (12) | (6) |
| | 984 | 1,040 | 1,055 |

| | GROUP | | |
|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **26. DEFERRED TAXATION (continued)** | | | |
| Deferred taxation assets | | | |
| – Provisions | (37) | (31) | (10) |
| – Property, plant and equipment | 281 | 186 | 199 |
| – Environmental rehabilitation asset | 3 | 5 | 3 |
| – Decommissioning provision | (2) | (7) | |
| – Environmental rehabilitation provision | (24) | (19) | (15) |
| – Inventories | | | (1) |
| – Bad debt re-assessment | (1) | (1) | (181) |
| – Leave pay accrual | (19) | (14) | (10) |
| – Prepayments | 1 | 2 | 7 |
| – Taxation losses carried forward | (365) | (221) | (242) |
| – Foreign taxation losses carried forward | (176) | (260) | (246) |
| – Foreign taxation losses to be set-off for group tax entity | | 102 | 147 |
| | (339) | (258) | (349) |
| | 645 | 782 | 706 |
| **CALCULATED TAXATION LOSSES** | | | |
| Tax losses utilised to reduce deferred taxation against South African taxable income included above | 1,276 | 777 | 827 |
| Tax losses utilised to reduce deferred taxation against foreign taxable income included above | 599 | 899 | 820 |

The total deferred taxation assets raised with regard to assessed losses amounts to R551 million (2004: R519 million, 2003: R494 million), and is mainly attributable to the ramp-up phase of the heavy minerals project.

| **27. TRADE AND OTHER PAYABLES** | | | |
|---|---|---|---|
| Trade payables | 685 | 453 | 597 |
| Other payables | 494 | 378 | 399 |
| Leave pay accrual | 224 | 212 | 146 |
| Derivative instruments | 65 | 18 | 17 |
| | 1,468 | 1,061 | 1,159 |

| | GROUP | | |
|---|---|---|---|
| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |

## 28. NOTES TO THE CASH FLOW STATEMENT

### 28.1 Cash retained from operations

| | 2005 Rm | 2004 Rm | 2003 Rm |
|---|---|---|---|
| Net operating income/(loss) | 4,920 | 1,845 | 1,204 |
| Adjusted for non-cash movements | | | |
| – Prior year adjustment | | 4 | |
| – Depreciation and amortisation | 826 | 933 | 523 |
| – Impairment charges | 28 | 35 | 2 |
| – Negative goodwill amortisation | | (6) | (3) |
| – Excess over cost of acquisition of minority interest | (95) | | 24 |
| – Provisions | 47 | 55 | 59 |
| – Foreign exchange revaluations and fair value adjustments | (56) | (19) | 72 |
| – Reconditionable spares usage | 6 | 11 | 8 |
| – Net deficit on disposal or scrapping of property, plant and equipment | (4) | 37 | (12) |
| – Net surplus on disposal of investments | (1,179) | (72) | |
| – Share-based payment expenses | 38 | 30 | |
| – Contingent rent | (42) | | |
| **Cash generated by operations** | 4,489 | 2,853 | 1,877 |
| Working capital movements | | | |
| – Increase in inventories | (143) | (42) | (108) |
| – Increase in trade and other receivables | (532) | (242) | (13) |
| – (Increase)/Decrease in non-current financial assets | (157) | (23) | 32 |
| – Increase/(Decrease) in trade and other payables | 219 | 149 | (204) |
| – Utilisation of provisions (note 25) | (12) | (34) | (28) |
| | 3,864 | 2,661 | 1,556 |

### 28.2 Income from equity accounted investments

| | 2005 Rm | 2004 Rm | 2003 Rm |
|---|---|---|---|
| Income from equity accounted investments as per income statement | 7 | (42) | (20) |
| Dividends received from equity accounted investments | | | 33 |
| Less: Non-cash flow income from equity accounted investments | (7) | 42 | 20 |
| | | | 33 |

### 28.3 Net financing costs

| | 2005 Rm | 2004 Rm | 2003 Rm |
|---|---|---|---|
| Net financing costs as per income statement | (282) | (424) | (244) |
| Financing costs not involving cash flow (note 25) | 93 | 69 | 4 |
| | (189) | (355) | (240) |

| | | GROUP | |
|---|---|---|---|
| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **28.4 Normal taxation paid** | | | |
| Amounts unpaid at beginning of year | (182) | (94) | (223) |
| Prior year adjustment | | (8) | |
| Adjusted opening balance | (182) | (102) | (223) |
| Amounts charged to the income statements | (1,522) | (403) | (183) |
| *Arising on translation of foreign entities* | 110 | 10 | 2 |
| Amounts unpaid at end of year | 773 | 182 | 94 |
| | (821) | (313) | (310) |
| **28.5 Dividends paid** | | | |
| Amounts unpaid at beginning of year | | | |
| Dividends declared and paid | (1,430) | (344) | (249) |
| Dividends declared and paid by subsidiaries to minorities | (17) | (17) | (34) |
| Amounts unpaid at end of year | | | |
| | (1,447) | (361) | (283) |
| **28.6 Investments to maintain operations** | | | |
| Replacement of property, plant and equipment | (353) | (526) | (234) |
| Reconditional spares | (36) | (45) | (30) |
| | (389) | (571) | (264) |
| **28.7 Investments to expand operations** | | | |
| Expansion and new technology | (655) | (825) | (1,122) |
| **28.8 Investment in other non-current assets** | | | |
| Increase in associates, joint ventures and other investments | (3) | (93) | (36) |
| Increase in investments in subsidiaries | (1,174) | (3) | |
| | (1,177) | (96) | (36) |

| | GROUP | | |
|---|---|---|---|
| | 12-months ended 31 December 2005 Restated Rm | 18-months ended 31 December 2004 Restated Rm | 12-months ended 30 June 2003 Restated Rm |
| **28.9 Foreign currency translation reserve** | | | |
| At beginning of year | (121) | 169 | 636 |
| Closing balance | (30) | (121) | 169 |
| Movement | 91 | (290) | (467) |
| Transfers from/(to) non-distributable reserves | 30 | (4) | 107 |
| Unrealised (losses)/profits in relation to foreign transactions | (30) | 14 | (55) |
| Revaluation of long-term loans | (82) | (217) | (21) |
| *Less:* Arising on translation of foreign entities: | (71) | (434) | (450) |
| – inventories | 16 | (41) | (17) |
| – accounts receivable | 71 | (117) | (110) |
| – financial assets | (5) | (15) | (4) |
| – derivatives | | | |
| – accounts payable | (77) | 101 | 128 |
| – utilisation of provision | | 6 | |
| – taxation paid | (21) | 10 | 2 |
| – dividends paid | 7 | (1) | 3 |
| – fixed assets acquired | 67 | (215) | (71) |
| – intangible assets | 4 | (9) | |
| – proceeds from investments sold | | | |
| – investments acquired | (115) | (120) | (211) |
| – long-term loans | (4) | (35) | (172) |
| – short-term loans | (9) | 2 | 2 |
| – minority loans | (56) | | |
| – share capital | 51 | | |
| | 80 | (63) | 14 |

## 29. FINANCIAL INSTRUMENTS

The centralised corporate treasury function (other than Ticor (Pty) Limited which operates on a decentralised basis, but within the approved group policies) provides services to all the businesses in the group, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the group's operations.

The group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency, interest rates and base metal prices. Currency and interest rate exposure is managed within board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency, interest rate and base metal price exposures. Compliance with group policies and exposure limits is reviewed by the internal auditors on a continuous basis and they report the results to the board audit committee.

### 29.1 Foreign currency risk management

The group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts ("FECs"), currency options and currency swap agreements.

The group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of natural hedges arising from export revenue as well as through FECs. Trade-related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

In respect of a US$60 million (2004: US$105 million) loan liability of Ticor (Pty) Limited, a natural hedge exists between US$ revenue and US$ borrowings.

Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

Material FECs and currency options, which relate to specific balance sheet items, that do not form part of a hedging relationship or for which hedge accounting was not applied at 31 December 2005 and 31 December 2004 and 30 June 2003, are summarised as follows:

| FOREIGN CURRENCY 2005 | Foreign amount million | Market-related value Rm | Contract value Rm | Recognised fair value gains/(losses) Rm |
|---|---|---|---|---|
| **Exports** | | | | |
| United States Dollar – FECs | 40 | 256 | 267 | 10 |
| United States Dollar – Put Options | 1 | 6 | 7 | |
| United States Dollar – Call Options | 1 | 7 | 7 | |
| **Loans** | | | | |
| United States Dollar[1] | 100 | 633 | 681 | (49) |
| **FOREIGN CURRENCY** | | | | |
| **2004** | | | | |
| **Exports** | | | | |
| United States Dollar – FECs | 37 | 209 | 255 | 46 |
| Attributable to minorities | | | | (18) |
| **Loans** | | | | |
| United States Dollar[1] | 100 | 566 | 681 | (115) |
| **Imports** | | | | |
| United States Dollar – FECs | 1 | 3 | 3 | |
| Euro – FECs | 1 | 9 | 9 | |
| Australian Dollars – FECs | 1 | 6 | 7 | (1) |
| **FOREIGN CURRENCY** | | | | |
| **2003** | | | | |
| **Exports** | | | | |
| United States Dollar – FECs | 68 | 516 | 530 | 14 |

[1] Kumba entered into a syndicated loan of US$150 million, of which US$100 million was drawn down at 31 December 2005 (2004: US$100 million).

The fair value profit of R49 million (2004: R115 million) of the liability has been accounted for in foreign exchange profits.

The amount drawn down has been hedged by entering into a cross-currency swap.

The fair value of the cross-currency swap is included in the table above.

29.1 **Foreign currency risk management (continued)**

The group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2005, 31 December 2004 and 30 June 2003 are as follows:

| FOREIGN CURRENCY 2005 | Foreign amount million | Market-related value Rm | Contract value Rm | Recognised fair value in equity Rm |
|---|---|---|---|---|
| **Exports**[1] | | | | |
| **Imports** | | | | |
| United States Dollar – FECs | 2 | 13 | 14 | (1) |
| Euro – FECs | 10 | 79 | 84 | (5) |
| Japanese Yen – FECs | 514 | 27 | 30 | (3) |
| Attributable to minorities | | | | (7) |

**Note:** Unrealised exchange gains or losses amounting to R11.5 million (31 December 2004: R41 million) arising from the revaluation of Ticor (Pty) Limited's foreign currency loans which are a natural hedge against specific future export sales revenue, are recognised in equity as hedge accounting has been applied:

| FOREIGN CURRENCY 2004 | Foreign amount million | Market-related value Rm | Contract value Rm | Recognised fair value in equity Rm |
|---|---|---|---|---|
| **Exports**[1] | | | | |
| United States Dollar – FECs | 8 | 43 | 48 | 5 |
| United States Dollar – Put Options | 7 | 40 | 50 | 10 |
| United States Dollar – Call Options | 7 | 40 | 50 | 10 |
| Attributable to minorities | | | | (12) |
| Taxation on items charged directly to equity | | | | (7) |
| **Imports** | | | | |
| United States Dollar – FECs | 3 | 18 | 20 | (2) |
| Euro – FECs | | 3 | 3 | |
| **FOREIGN CURRENCY** | | | | |
| **2003** | | | | |
| **Exports**[1] | | | | |
| United States Dollar – FECs | 88 | 653 | 701 | 48 |
| United States Dollar – Put Options | | | | |
| United States Dollar – Call Options | 14 | 104 | 112 | 8 |
| Attributable to minorities | | | | (27) |
| **Loans**[2] | | | | |
| United States Dollar – FECs | 5 | 41 | 37 | 4 |
| **Imports** | | | | |
| United States Dollar – FECs | 16 | 117 | 128 | (11) |
| Euro – FECs | 8 | 66 | 72 | (6) |
| Japanese yen – FECs | 6 | 1 | | 1 |
| Swedish krona – FECs | | | | |
| German mark – FECS | | | | |
| Danish krone – FECs | 7 | 8 | 9 | (1) |
| Australian dollars – FECs | | 1 | 1 | |
| Great Britain pounds – FECs | | | | |

**Note:** Unrealised exchange gains or losses amounting to R41 million in 2004 (2003: R45 million) arising from the revaluation of Ticor Limited's foreign currency loans which are a natural hedge against specific future export sale revenue, are recognised in equity as hedge accounting has been applied.

[1] Recognised fair value in equity to be released to income statement within six months.

[2] Recognised fair value in equity to be released to income statement within three years.

Uncovered debtors at 31 December 2005 amount to US$171 million (2004: US$62 million). All capital imports were fully hedged.

Imports (other than capital imports) not fully hedged amount to US$2 million (2004: US$1.5 million) and AU$3 million (2004: AU$ nil).

Monetary items have been translated at the closing rate at the last day of the reporting period US$1:R6,325 (2004: US$1:R5,6525, 2003: US$1:R7,425).

29.2 **Price hedging**

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or direct with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales at Rosh Pinah Zinc Corporation (Pty) Limited and Kumba Base Metals Limited to secure operating margins and reduce cash flow volatility. The forward hedged position at balance sheet date is shown below:

| **2005** | **Tons** | **Market-related value Rm** | **Contract value Rm** | **Recognised losses Rm** |
|---|---|---|---|---|
| Recognised transactions | 4,600 | 55 | 49 | (6) |

| **2004** | **Tons** | **Market-related value Rm** | **Contract value Rm** | **Recognised gains/(losses) Rm** |
|---|---|---|---|---|
| Recognised transactions | 1,335 | 9 | 9 | |

| **2003** | **Tons** | **Market-related value Rm** | **Contract value Rm** | **Recognised gains/(losses) Rm** |
|---|---|---|---|---|
| Recognised transactions | 750 | 4 | 4 | |

29.3 **Interest rate risk management**

The group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A proportion of term borrowings was entered into at floating interest rates in anticipation of a decrease in the interest rate cycle.

The interest rate repricing profile is summarised below:

| **At 31 December 2005:** | **1 – 6 months Rm** | **7 – 12 months Rm** | **Beyond 1 year Rm** | **Total borrowings Rm** |
|---|---|---|---|---|
| Term borrowings | 1,349 | | 1,300 | 2,649 |
| Call borrowings | 225 | | | 225 |
| Percentage of total borrowings | 55 | | 45 | 100 |

| **At 31 December 2004:** | **1 – 6 months Rm** | **7 – 12 months Rm** | **Beyond 1 year Rm** | **Total borrowings Rm** |
|---|---|---|---|---|
| Term borrowings | 815 | | 2,300 | 3,115 |
| Call borrowings | 52 | | | 52 |
| Percentage of total borrowings | 27 | | 73 | 100 |

29.3 **Interest rate risk management (continued)**

| At 30 June 2003: | 1 – 6 months Rm | 7 – 12 months Rm | Beyond 1 year Rm | Total borrowings Rm |
|---|---|---|---|---|
| Term borrowings | 911 | | 2,297 | 3,208 |
| Call borrowings | 130 | | | 130 |
| Percentage of total borrowings | 31 | | 69 | 100 |

The group makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings. The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts were as follows:

| At 31 December 2005: | Borrowings hedged Rm | Floating interest payable % | Floating interest receivable % | Fixed interest payable % | Fixed interest receivable % | Recognised fair value gain/(loss) Rm |
|---|---|---|---|---|---|---|
| **Local:** | | | | | | |
| Interest rate derivatives up to 1 year: | | | | | | |
| – Interest rate swaps | 41 | | 3m Jibar + 1.625% margin | 10.43 | | (0.40) |
| Interest rate derivatives beyond 1 year: | | | | | | |
| – Interest rate swaps | 85 | 3m Jibar + 3.06% margin | | | 12.41 | 2.60 |
| **Foreign:** | | | | | | |
| Interest rate derivatives beyond 1 year: | | | | | | |
| – Cross-currency swaps | $30m | 3m Jibar + 0.95% margin | 3m Libor + 0.7% margin | | | (12.60) |
| | $20m | 3m Jibar + 0.91% margin | 3m Libor + 0.7% margin | | | (8.30) |
| | $15m | 3m Jibar + 0.90% margin | 3m Libor + 0.7% margin | | | (8.20) |
| | $15m | 3m Jibar + 0.90% margin | 3m Libor + 0.7% margin | | | (8.20) |
| | $10m | 3m Jibar + 0.88% margin | 3m Libor + 0.7% margin | | | (5.40) |
| | $10m | 3m Jibar + 0.89% margin | 3m Libor + 0.7% margin | | | (5.40) |

| At 31 December 2004: | Borrowings hedged Rm | Floating interest payable % | Floating interest receivable % | Fixed interest payable % | Fixed interest receivable % | Recognised fair value gain/(loss) Rm |
|---|---|---|---|---|---|---|
| **Local:** | | | | | | |
| Interest rate derivatives up to 1 year: | | | | | | |
| – Interest rate swaps | 200 | 3m Jibar + 1% margin | | | 13.00 | 9.20 |
| | 100 | | 3m Jibar + 1% margin | 10.00 | | (1.80) |
| | 100 | | 3m Jibar + 1% margin | 10.00 | | (1.90) |
| | 113 | | 3m Jibar + 3.06% margin | 12.10 | | (1.80) |
| Interest rate derivatives beyond 1 year: | | | | | | |
| – Interest rate swaps | 113 | 3m Jibar + 3.06% margin | | | 12.41 | 4.20 |
| | 125 | 3m Jibar + 1.625% margin | 3m Jibar + 1.625% margin | 10.43 | | (2.00) |

| At 31 December 2004 (continued): | Borrowings hedged Rm | Floating interest payable % | Floating interest receivable % | Fixed interest payable % | Fixed interest receivable % | Recognised fair value gain/(loss) Rm |
|---|---|---|---|---|---|---|
| **Foreign:** | | | | | | |
| Interest rate derivatives beyond 1 year: | | | | | | |
| – Cross- currency swaps | $30m | 3m Jibar + 0.95% margin | 3m Libor + 0.7% margin | | | (32.80) |
| | $20m | 3m Jibar + 0.91% margin | 3m Libor + 0.7% margin | | | (21.80) |
| | $15m | 3m Jibar + 0.90% margin | 3m Libor + 0.7% margin | | | (18.30) |
| | $15m | 3m Jibar + 0.90% margin | 3m Libor + 0.7% margin | | | (18.30) |
| | $10m | 3m Jibar + 0.88% margin | 3m Libor + 0.7% margin | | | (12.10) |
| | $10m | 3m Jibar + 0.89% margin | 3m Libor + 0.7% margin | | | (12.10) |

| At 30 June 2003: | Borrowings hedged Rm | Floating interest payable % | Floating interest receivable % | Fixed interest payable % | Fixed interest receivable % | Recognised fair value gain/(loss) Rm |
|---|---|---|---|---|---|---|
| *Interest rate derivatives up to 1 year:* | | | | | | |
| – Interest rate flexi-swaps | 200 | 3m Jibar + 1% margin | | 13.00 | | 13.20 |

29.4 **Maturity profile of financial statements**

The maturity profiles of financial assets and liabilities at 31 December 2005, 31 December 2004 and 30 June 2003 are summarised as follows:

(The derivative instruments reflect the contract amounts.)

| At 31 December 2005 | 0 – 12 months Rm | 1 – 2 years Rm | 3 – 5 years Rm | > 5 years Rm | Total Rm |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Financial assets | | 32 | 65 | 295 | 392 |
| Cash and cash equivalents | 1,483 | | | | 1,483 |
| Trade and other receivables | 2,066 | | | | 2,066 |
| **Liabilities** | | | | | |
| Interest bearing borrowings | 911 | 923 | 952 | 335 | 3,121 |
| Trade and other payables | 1,468 | | | | 1,468 |
| | 1,170 | (891) | (887) | (40) | (648) |
| Percentage profile | (181) | 138 | 137 | (6) | 100 |

| At 31 December 2004 | 0 – 12 months Rm | 1 – 2 years Rm | 3 – 5 years Rm | > 5 years Rm | Total Rm |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Financial assets | | 39 | 61 | 186 | 286 |
| Cash and cash equivalents | 1,297 | | | | 1,297 |
| Trade and other receivables | 1,365 | | | | 1,365 |
| ***Liabilities*** | | | | | |
| Interest bearing borrowings | 836 | 556 | 1,099 | 676 | 3,167 |
| Trade and other payables | 1,061 | | | | 1,061 |
| | 765 | (517) | (1,038) | (490) | (1,280) |
| Percentage profile | (59) | 40 | 81 | 38 | 100 |

| | 0 – 12 months Rm | 1 – 2 years Rm | 3 – 5 years Rm | > 5 years Rm | Total Rm |
|---|---|---|---|---|---|
| **Derivative instruments at 31 December 2005** (included in the above) | | | | | |
| Recognised transactions | | | | | |
| – Buy | | | 681 | | 681 |
| – Sell | 329 | | | | 329 |
| Forecasted transactions | | | | | |
| – Buy | 129 | | | | 129 |
| **Derivative instruments at 31 December 2004** (included in the above) | | | | | |
| Recognised transactions | | | | | |
| – Buy | 19 | | 681 | | 700 |
| – Sell | 255 | | | | 255 |
| Forecasted transactions | | | | | |
| – Buy | 23 | | | | 23 |
| – Sell | 147 | | | | 147 |
| **Derivative instruments at 30 June 2003** (included in the above) | | | | | |
| Recognised transactions | | | | | |
| – Buy | | | | | |
| – Sell | 530 | | | | 530 |
| Forecasted transactions | | | | | |
| – Buy | 222 | 5 | 26 | | 253 |
| – Sell | 330 | 371 | 112 | | 813 |

29.5 **Fair value of financial instruments**

At 31 December 2005 and 2004, and at 30 June 2003, the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

| | Carrying value | | | Fair value | | |
|---|---|---|---|---|---|---|
| | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **Assets** | | | | | | |
| Financial assets | 392 | 286 | 272 | 392 | 286 | 272 |
| Cash and cash equivalents | 1,483 | 1,297 | 977 | 1,483 | 1,297 | 977 |
| Trade and other receivables | 2,066 | 1,365 | 1,398 | 2,066 | 1,365 | 1,398 |
| **Liabilities** | | | | | | |
| Non-current interest bearing borrowings | 2,210 | 2,331 | 2,801 | 2,117 | 2,158 | 2,855 |
| Current interest bearing borrowings | 911 | 836 | 537 | 1,027 | 987 | 560 |
| Trade and other payables | 1,468 | 1,061 | 1,159 | 1,468 | 1,061 | 1,159 |

**Liabilities**

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analyses using the applicable yield curve for the duration of the borrowing.

**Derivative instruments**

*Comprise forward* exchange contracts, currency options, interest rate collars and swaps as well as zinc forward contracts.

The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices.

Where such prices are not available, use is made of discounted cash flow analyses using the applicable yield curve for the duration of the instruments.

| | 31 December 2005 Restated Rm | 31 December 2004 Restated Rm | 30 June 2003 Restated Rm |
|---|---|---|---|
| At 31 December 2005, the negative R52 million (2004: R41 million, 2003: R70 million) fair value of instruments is made up of: | | | |
| – Favourable contracts | 11 | 84 | 88 |
| – Unfavourable contracts | 63 | 125 | 18 |

When an anticipated future transaction has been hedged and the underlying position has not been recognised in the financial statements, any change in fair value of the hedging instrument is recognised directly in equity.

29.6 **Credit risk management**

Credit risk relates to potential exposure on cash and cash equivalents, investments, trade receivables and hedged positions. The group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade debtors consist of a number of customers, with whom Kumba has long-standing relationships. A high portion *of term supply arrangements* exists with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

| | At 31 December 2005 Restated % | At 31 December 2004 Restated % | At 30 June 2003 Restated % |
|---|---|---|---|
| **Detail of the credit risk exposure above 5%:** | | | |
| **By industry** | | | |
| Manufacturing (including structural metal) | 95 | 91 | 91 |
| Public utilities | 5 | 7 | 7 |
| Other | | 2 | 2 |
| | 100 | 100 | 100 |
| **By geographical area** | | | |
| South Africa | 28 | 30 | 29 |
| Asia | 32 | 22 | 26 |
| Europe | 21 | 20 | 18 |
| Australia | | 1 | 10 |
| USA | 17 | 23 | 11 |
| Other | 2 | 4 | 6 |
| | 100 | 100 | 100 |

29.7 **Liquidity risk management**

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

| | At 31 December 2005 Restated % | At 31 December 2004 Restated % | At 30 June 2003 Restated % |
|---|---|---|---|
| Borrowing capacity is determined by the directors in terms of the Articles of Association, from time to time: | | | |
| Amount approved | 7,377 | 5,289 | 4,895 |
| Total borrowings | 2,874 | 3,167 | 3,338 |
| *Unutilised borrowing capacity* | 4,503 | 2,122 | 1,557 |

In line with the reduction in debt and the strengthening of the group's capital base, the borrowing powers of the company and the group were set at 100% of shareholders' funds for the 2005 financial period (2004: 100%, 2003: 100%).

## 30. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

### ASSOCIATES AND JOINT VENTURES

Details of investments in associates and joint ventures are disclosed in note 16 and Annexure 2 whilst income is disclosed in note 16. Interest income from joint ventures of R3 million for 2005 (2004: R6 million, 2003: R nil) is included in net financing costs (note 6).

The group purchased goods and services to the value of R9 million for 2005 (2004: R133 *million, 2003:* R123 million) from, and sold goods to the value of R nil for 2005 (2004: R nil; 2003: R nil) to associates and joint ventures.

The outstanding balances at year-end are as follows:

- Included in trade and other receivables (note 20) R4 million for 2005 (2004: R20 million, 2003: R4 million).
- Included in trade and other payables (note 27) R nil for 2005 (2004: R6 million, 2003: R8 million).
- Included in cash and cash equivalents R64 million for 2005 (2004: R39 million, 2003: R nil million).
- Included in the carrying value of associates and joint ventures (note 16) are long-term loans of R2 million for 2005 (2004: R1 million, 2003: R39 million).
- Included in long-term debtors R nil for 2005 (2004: R nil; 2003: R nil) (note 18).
- Included in financial assets R nil for 2005 (2004: R21 million, 2003 R nil) (note 18).

**SUBSIDIARIES**

Details of income from, and investments in, subsidiaries are disclosed in note 17 and Annexure 3.

**Corporate service fee from subsidiaries**

| | 12 months ended 31 December 2005 Restated Rm | 18 months ended 31 December 2004 Restated Rm | 12 months ended 30 June 2003 Restated Rm |
|---|---|---|---|
| The following corporate service fees were received by Kumba Resources Limited for essential services rendered: | | | |
| Sishen Iron Ore Company (Pty) Limited | 170 | 236 | 220 |
| Kumba Coal (Pty) Limited | 55 | 115 | 69 |
| Kumba Base Metals Limited | 19 | | 7 |
| | 244 | 351 | 296 |

**Completion guarantees**

Kumba Resources Limited provides completion guarantees on behalf of Ticor South Africa (Pty) Limited and Ticor South Africa/KZN (Pty) Limited to an amount of R869 million.

On consolidation the guarantees are eliminated as the liabilities of Ticor South Africa (Pty) Limited and Ticor South Africa KZN (Pty) Limited are consolidated onto the group balance sheet.

**SPECIAL PURPOSE ENTITIES**

The group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

| Entity | Nature of business |
|---|---|
| Ferrosure (Isle of Man) Insurance Company Limited[1] | Offshore insurance captive |
| Ferrosure (South Africa) Insurance Company Limited | Insurance captive |
| Kumba Environmental Rehabilitation Fund | Trust fund for mine closure |
| Merrill Lynch Isle of Man PCC Limited | Offshore insurance captive |
| Minco Leasing Limited | Financing company |
| Oreco Leasing Limited | Financing company |
| Vulcan Leasing Limited | Financing company |
| Kumba Resources Management Share Trust | Management share incentive trust |

[1] Novated to Merrill Lynch Isle of Man PCC Limited on 1 January 2005.

**DIRECTORS**

Details relating to directors' emoluments and shareholdings (including options) in the Company are disclosed in the report of the directors in the published annual report.

**SENIOR EMPLOYEES**

Details relating to option and share transactions are disclosed in note 32.

## KEY MANAGEMENT PERSONNEL

For Kumba Resources Limited, other than the executive and non-executive directors, no other key management personnel were identified.

For the group, the directors of the major subsidiaries have been identified as being key management personnel. The major subsidiaries are considered to be the following:

Sishen Iron Ore Company (Pty) Limited;

Kumba Coal (Pty) Limited;

Ticor South Africa (Pty) Limited;

Ticor South Africa KZN (Pty) Limited;

Ticor (Pty) Limited;

Kumba Base Metals Limited; and

Kumba International BV.

| | 12 months ended 31 December 2005 Rm | 18 months ended 31 December 2004 Rm |
|---|---|---|
| Short-term employee benefits | 36 | 50 |
| Post-employment pension/provident and medical benefits | | |
| Termination benefits | 1 | 5 |
| Share-based payments – related expense | 5 | 4 |
| Total compensation paid to key management personnel | 42 | 59 |

## ANGLO GROUP

Kumba's majority shareholder and parent is Anglo American Capital Limited, with the ultimate controlling party being Anglo American plc.

The Kumba Resources group purchased goods and services to the value of R190 million in 2005 (2004: R170 million) from, and sold goods to the value of R152 million in 2005 (2004: R157 million) to fellow subsidiaries of the Anglo group.

The outstanding balances at year-end are as follows:

- Included in trade and other receivables (note 20) R14 million for 2005 (2004: R39 million).
- Included in trade and other payables (note 27) R29 million for 2005 (2004: R nil).
- Doubtful debts of R4 million for 2005 (2004: R2 million) have been provided for.
- Expense recognised for bad or doubtful debts of R1 million for 2005 (2004: R nil).

## CONTINGENT LIABILITIES

Details are disclosed in note 33.

## 31. SEGMENT REPORTING

| | Iron ore | | | Coal | | | Heavy minerals | | | Base metals | | | Industrial minerals | | | Other | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2005 Re-stated Rm | 2004 Re-stated Rm | 2003 Re-stated Rm | 2005 Re-stated Rm | 2004 Re-stated Rm | 2003 Re-stated Rm | 2005 Re-stated Rm | 2004 Re-stated Rm | 2003 Re-stated Rm | 2005 Re-stated Rm | 2004 Re-stated Rm | 2003 Re-stated Rm | 2005 Re-stated Rm | 2004 Re-stated Rm | 2003 Re-stated Rm | 2005 Re-stated Rm | 2004 Re-stated Rm | 2003 Re-stated Rm | 2005 Re-stated Rm | 2004 Re-stated Rm | 2003 Re-stated Rm |
| **BUSINESS SEGMENTATION** | | | | | | | | | | | | | | | | | | | | | |
| **Segment revenue** | | | | | | | | | | | | | | | | | | | | | |
| – *Total turnover* | 6,572 | 6,065 | 4,255 | 2,188 | 2,733 | 1,638 | 1,927 | 2,438 | 587 | 1,070 | 1,212 | 892 | 137 | 177 | 103 | 30 | 32 | 52 | **11,924** | 12,657 | 7,527 |
| – Inter-group | | | | | | | | | | | | | (30) | (39) | (25) | (13) | (18) | (12) | **(43)** | (57) | (37) |
| External | 6,572 | 6,065 | 4,255 | 2,188 | 2,733 | 1,638 | 1,927 | 2,438 | 587 | 1,070 | 1,212 | 892 | 107 | 138 | 78 | 17 | 14 | 40 | **11,881** | 12,600 | 7,490 |
| **Segment net operating profit/(loss)** | 2,767 | 1,134 | 895 | 554 | 544 | 279 | 259 | 203 | 62 | 70 | (153) | (9) | 26 | 27 | 21 | 1,244 | 90 | (44) | **4,920** | 1,845 | 1,204 |
| **Depreciation and amortisation of intangible assets** | 308 | 386 | 235 | 150 | 224 | 137 | 304 | 279 | 92 | 50 | 68 | 41 | 6 | 9 | 6 | 8 | 11 | 21 | **826** | 977 | 532 |
| **Cash flow related depreciation** | (9) | (28) | (2) | | (16) | (7) | | | | | | | | | | | | | **(9)** | (44) | (9) |
| **Impairment charge and reversals** | | | 2 | 1 | (1) | | 22 | 89 | | (2) | 35 | | | | | 7 | (88) | | **28** | 35 | 2 |
| **Negative goodwill amortisation** | | | | | | | | (6) | (3) | | | | | | | | | | | (6) | (3) |
| **Excess over cost of acquisition of minority interest** | | | | | | | | | | | | 24 | | | | (95) | | | **(95)** | | 24 |
| **Net surplus on disposal of investment** | | | | | | | | 1 | | | | | | | | (1,179) | (73) | | **(1,179)** | (72) | |
| **Other non-cash flow items not disclosed above** | 33 | 9 | 51 | 14 | (4) | 9 | (68) | (1) | 41 | 7 | 39 | 8 | 2 | 2 | | 11 | 73 | 18 | **(2)** | 118 | 127 |
| **Cash generated by operations** | 3,099 | 1,501 | 1,181 | 719 | 747 | 418 | 518 | 565 | 192 | 125 | (11) | 64 | 35 | 38 | 27 | (4) | 13 | (5) | **4,489** | 2,853 | 1,877 |
| **Cash inflow from operations** | 2,594 | 1,545 | 1,152 | 752 | 682 | 304 | 375 | 397 | 109 | (11) | 23 | 11 | 34 | 38 | 25 | 120 | (24) | (45) | **3,864** | 2,661 | 1,556 |
| **Income/(Loss) from equity accounted investments** | | | (7) | | | | | | 58 | 12 | 9 | | | | | (5) | (51) | (71) | **7** | (42) | (20) |
| ***Capital expenditure*** | | | | | | | | | | | | | | | | | | | | | |
| – cash flow | 404 | 270 | 211 | 347 | 216 | 125 | 190 | 801 | 947 | 71 | 83 | 73 | 7 | 7 | 5 | 25 | 19 | 25 | **1,044** | 1,396 | 1,386 |
| – non-cash flow | | 198 | 104 | | 56 | 50 | 26 | | | | 4 | | | | | | | | **26** | 258 | 154 |
| | 404 | 468 | 315 | 347 | 272 | 175 | 216 | 801 | 947 | 71 | 87 | 73 | 7 | 7 | 5 | 25 | 19 | 25 | **1,070** | 1,654 | 1,540 |
| **Segment assets and liabilities** | | | | | | | | | | | | | | | | | | | | | |
| – Assets per balance sheet | 5,444 | 4,536 | 4,276 | 1,470 | 1,684 | 1,640 | 2,724 | 4,303 | 4,622 | 199 | 87 | 306 | 93 | 97 | 66 | 4,401 | 2,372 | 1,684 | **14,330** | 13,079 | 12,594 |
| – Investments in associates and joint ventures | 1 | | | 1 | | 1 | | | | 93 | 72 | | | | | | 13 | 107 | **95** | 85 | 108 |
| – Liabilities per balance sheet | 1,895 | 1,603 | 1,470 | 956 | 850 | 808 | 2,193 | 2,042 | 2,304 | 375 | 308 | 256 | 29 | 31 | 23 | 1,649 | 1,844 | 1,712 | **7,097** | 6,678 | 6,573 |
| **Number of employees (number)** | 4,308 | 4,199 | 4,312 | 2,589 | 2,716 | 2,675 | 968 | 794 | 1,395 | 1,300 | 1,092 | 1,127 | 147 | 169 | 133 | 785 | 721 | 932 | **10,097** | 9,691 | 10,574 |

**GEOGRAPHICAL SEGMENTATION**

| | Segment revenue 2005 Rm | Segment revenue 2004 Restated Rm | Segment revenue 2003 Restated Rm | Carrying amount of segment assets 2005 Rm | Carrying amount of segment assets 2004 Restated Rm | Carrying amount of segment assets 2003 Restated Rm | Additions to property, plant and equipment (Non-cash flow) 2005 Rm | Additions to property, plant and equipment (Non-cash flow) 2004 Restated Rm | Additions to property, plant and equipment (Non-cash flow) 2003 Restated Rm | Additions to property, plant and equipment (cash flow) 2005 Rm | Additions to property, plant and equipment (cash flow) 2004 Restated Rm | Additions to property, plant and equipment (cash flow) 2003 Restated Rm |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| – South Africa | 3,993 | 5,055 | 3,112 | (2,556) | 9,925 | 9,055 | 26 | 254 | 154 | 672 | 1,260 | 1,328 |
| – Africa | 4 | 35 | 134 | 10,777 | 107 | 456 | | 4 | | 305 | | 25 |
| – Europe | 2,269 | 6,072 | 1,444 | 4,370 | 1,253 | 2,062 | | | | | 38 | |
| – Asia | 4,207 | 3,774 | 2,347 | 387 | 959 | 733 | | | | | | |
| – Australia | 14 | 1,158 | 122 | 1,455 | 1,306 | (129) | | | | 67 | 93 | |
| – Other | 1,394 | (3,494) | 331 | (8) | (386) | 525 | | | | | 5 | 33 |
| Total segment | 11,881 | 12,600 | 7,490 | 14,425 | 13,164 | 12,702 | 26 | 258 | 154 | 1,044 | 1,396 | 1,386 |

Total segment revenue, which excludes value-added tax and sales between group companies, represents the gross value of goods invoiced. Export revenue are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Total segment revenue further includes operating revenues directly and reasonably allocable to the segments.

Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses and includes impairment charges and goodwill amortisation.

Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include corporate costs.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.

## 32. EMPLOYEE BENEFITS

### Retirement funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main funds to which Kumba was a participating employer, are as follows:

- Kumba Selector Pension Fund and Kumba Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.
- Iscor Pension Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.

In compliance with the Pension Fund Act after the unbundling from Ispat Iscor Limited in 2001, Kumba employees were transferred from the Iscor Selector Pension Fund and Iscor Selector Provident Fund to the Kumba Selector Pension Fund and Kumba Selector Provident Fund during the period under review.

Members pay a contribution of 7%, with the employer's contribution of 10% to the above funds, being expensed as incurred.

All funds are governed by the South African Pension Funds Act of 1956.

## 32. EMPLOYEE BENEFITS (continued)

### *Defined Contribution Funds*

Membership of each fund at 31 December 2005 and 31 December 2004 and employer contributions to each fund were as follows:

| | Working members 2005 Number | Working members 2004 Number | Working members 2003 Number |
|---|---|---|---|
| Kumba Selector Funds | 3,230 | 3,407 | 3,836 |
| Iscor Employees' Provident Fund | 5,574 | 5,097 | 4,218 |
| Other funds | 878 | 821 | 468 |
| | 9,682 | 9,325 | 8,522 |

| | Employer *Contributions* 2005 Rm | Employer *Contributions* 2004* Rm | Employer Contributions 2003 Rm |
|---|---|---|---|
| Kumba Selector Funds | 58 | 87 | 51 |
| Iscor Employees' Provident Fund | 35 | 42 | 24 |
| Other funds | 23 | 28 | 3 |
| | 116 | 157 | 78 |

*18-month period.

Due to the nature of these funds the accrued liabilities by definition equates to the total assets under control of these funds.

### *Defined Benefit Funds*

Statutory actuarial valuations are performed at intervals of not more than three years. The valuations are performed at the financial year end of the funds in question which is 31 December. At the last statutory valuation of the funds (Iscor Pension Fund at 31 December 2004 and the Iscor Retirement Fund at 31 December 2002), the actuaries were of the opinion that the funds were adequately funded. The statutory valuation of the Iscor Retirement Fund at 31 December 2003 remains subject to the finalisation of the legislation relating to the surplus apportionment.

### Funded status

The funded status of the two defined retirement benefit funds (Iscor Pension Fund at 31 December 2004 and Iscor Retirement Fund at 31 December 2002) for members and pensioners of Mittal Steel SA, and pensioners of Kumba, was as follows:

| | **Iscor Pension Fund** | | **Iscor Retirement Fund** |
|---|---|---|---|
| | **2004 Rm** | **2003 Rm** | **2002 Rm** |
| Fair value of plan assets | 6,213 | 6,136 | 321 |
| Present value of funded obligation | (6,213) | (6,136) | (281) |
| Net asset | | | 40 |
| Surplus not recognised | | | (40) |
| Unrecognised actuarial losses | | | |
| Net liability as per balance sheet | | | |

32. **EMPLOYEE BENEFITS (continued)**

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Iscor Pension Fund at 31 December 2004 amounted to R1 339 million (2003: R523 million) and in the Iscor Retirement Fund to R47 million (2003: R32 million).

Principle actuarial assumptions (expressed as weighted averages) at 31 December 2004 were as follows:

| | Iscor Pension Fund | | Iscor Retirement Fund | |
|---|---|---|---|---|
| | Statutory valuation 2004 % | Interim valuation 2003 % | Statutory valuation 2002 % | Interim valuation 2001 % |
| Pre-retirement discount rate | 10.0 | 10.0 | 10.0 | 10.0 |
| Post-retirement discount rate | 5.0 | 5.0 | 4.5 | 4.5 |
| Expected real after-tax return on fund's assets | 3.5 | 2.5 | N/A[2] | N/A[2] |
| Future general and merit salary increases | 8.5[1] | 7.5[1] | N/A[2] | N/A[2] |

[1] Excluding merit increases according to age.
[2] Not applicable.

Future pension increases were allowed to the extent that the investment return exceeds the post-retirement discount rate.

**Medical Funds**

The group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R62 million for 2005 (2004: R84 million for the 18-month period to 31 December 2004, R47 million for the 12-month period to 30 June 2003). Kumba has no post-retirement medical aid obligation for current or retired employees.

**EQUITY COMPENSATION BENEFITS**

Kumba operates the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Deferred Purchase Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governs to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba on unbundling of Kumba effective July 2001.

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Deferred Purchase Share Scheme, the Kumba Management Share Option Scheme, Long-term Incentive Plan and Deferred Bonus Plan may not exceed 10% in total of the ordinary shares then in issue in the share capital of Kumba.

The maximum number of Kumba shares to which any one eligible participant is entitled in total in respect of all schemes albeit by way of an allotment and issue of Kumba shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Kumba.

Shares and/or options held in terms of Kumba Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

32. **EMPLOYEE BENEFITS (continued)**

Options granted in terms of the Kumba Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date. If the options are accepted by participants, the vesting periods, unless decided otherwise by the directors, are as follows:

10% after 1st anniversary of offer date;

Additional 20% after 2nd anniversary of offer date;

Additional 20% after 3rd anniversary of offer date;

Additional 25% after 4th anniversary of offer date; and

Additional 25% after 5th anniversary of offer date.

The options not exercised lapse by the seventh anniversary of the offer date.

According to the rules of the Long-term Incentive Plan ("LTIP"), executive directors and employees of Kumba Resources and its subsidiaries are awarded rights to a number of ordinary Kumba shares. The vesting of LTIP awards are conditional upon the achievement of group performance levels (established by the remuneration committee) over a performance period of three years. The extent to which the performance conditions is met governs the number of shares that vest. The performance conditions set for the initial grant were as follows:

- the total shareholder return ("TSR") condition: the Kumba TSR will be compared to the TSR of a peer group over the three year performance period, averaged over a six-month period. The peer group comprises of at least 16 members;
- the return on capital employed ("ROCE") condition: the ROCE measure is a return on capital employed measure with a number of adjustments.

Targets are set by the remuneration committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

Kumba, at its selection settles the conditional awards by issuing new shares or by instructing any third party to acquire and deliver the shares to the participants.

According to the Deferred Bonus Plan ("DBP") rules, executive directors and employees of Kumba and its subsidiaries have the opportunity to acquire shares ("pledged shares") on the open market with 50% of the after-tax component of their annual bonus. After the pledged shares have been acquired, the shares are held by an Escrow agent for the absolute benefit of the participant for a pledge period of three years.

A participant may at its election dispose of and withdraw the pledged shares from Escrow at any stage. However, if the pledged shares are withdrawn from Escrow, before the expiry of the pledge period, the participant forfeits the matching award.

The participant will qualify for a matching award at the end of the pledge period on condition that the participant is still employed and the pledged shares are still in Escrow. The matching award entitles a participant to a number of shares equal in value to the pledged shares. Upon vesting, the pledged shares and the matching award are transferred and released to the participant and rank *pari passu* in all respects with the existing issued shares of Kumba.

The company may settle the matching award by issuing new shares or alternatively, instruct any third party to acquire and deliver the shares to the participant.

A total of 30.6 million shares of the company, representing 10% of the issued shares, have been approved and allocated by shareholders for purposes of the schemes. Of the total of 30.6 million shares, 16.4 million shares are available in the share scheme for future offers to participants, while 14.2 million shares (5% of the issued shares) are allocated as options, longterm incentive plan, deferred bonus payment or deferred purchase shares to participants.

32. **EMPLOYEE BENEFITS (continued)**

Details are as follows:

| | **Million** |
|---|---|
| Number of shares available for utilisation in terms of the Kumba Management Share Schemes at 1 January 2005 | **13.6** |
| *Add:* Net effect of Scheme shares released, forfeitures and adjustments to scheme allocation | **5.7** |
| *Less:* Share offers accepted | **(2.9)** |
| Number of shares available for future utilisation, at 31 December 2005 | **16.4** |

At 31 December 2005 the company's loan to the Kumba Management Share Trust amounted to R50 130 578 (2004: R16 939 844).

The loan is interest free and has no fixed repayment terms. This amount is reflected as an inter company loan in the company's accounts and eliminated at group level.

The market value of the shares available for utilisation at the end 31 December 2005 amounted to R1 670 565 282 (2004: R596 784 276).

Details of the option/purchase schemes are:

| | | **Options** | |
|---|---|---|---|
| | December 2005 Million | December 2004 Million | June 2003 Million |
| Outstanding at beginning of the year: | 16.3 | 18.6 | 14.7 |
| Issued | 2.6 | 3.9 | 4.2 |
| Exercised | (4.7) | (5.3) | (0.1) |
| Lapsed/Cancelled | (0.3) | (0.9) | (0.2) |
| Outstanding at end of the period | 13.9 | 16.3 | 18.6 |

| | | **Long-term Incentive Plan**[1] | |
|---|---|---|---|
| | December 2005 Million | December 2004 Million | June 2003 Million |
| Outstanding at beginning of the year: | | | |
| Issued | 0.2 | | |
| Conversion to deferred purchase scheme: | | | |
| Exercised | | | |
| Lapsed/Cancelled | | | |
| Outstanding at end of the period | 0.2 | | |

[1] There is no amount payable by participants on vesting. They will be awarded rights to ordinary shares in the Company.

| | | **Deferred Bonus Plan** | |
|---|---|---|---|
| | December 2005 Million | December 2004 Million | June 2003 Million |
| Outstanding at beginning of the period: | | | |
| Issued | | | |
| Conversion to deferred purchase scheme: | | | |
| Exercised | | | |
| Lapsed/Cancelled | | | |
| Outstanding at end of the period | | | |

32. **EMPLOYEE BENEFITS (continued)**

| | Deferred Purchase | | |
|---|---|---|---|
| | December 2005 Million | December 2004 Million | June 2003 Million |
| Outstanding at beginning of the period: | | | |
| Issued | 0.3 | 1.9 | 2.0 |
| Conversion to deferred purchase scheme: | | | |
| Exercised | (0.2) | (1.6) | (0.1) |
| Lapsed/cancelled | | | |
| Outstanding at end of the period | 0.1 | 0.3 | 1.9 |

**Details of issues during the period are as follows:**

| | Options | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Expiry date | 2010/2012 | 2009/2011 | 2009/2010 |
| Exercise price (share price range) (R) | 39,25 – 98,50 | 24,50 – 42,40 | 24,50 – 51,50 |
| Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million) | 179 | 158 | 150 |

| | Long-term Incentive Plan | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Expiry date | 2010/2012 | | |
| Exercise price (share price range) (R) | 62.74 | | |
| Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million) | 14 | | |

| | Deferred Bonus Plan | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Expiry date | 2010/2012 | | |
| Exercise price (share price range) (R) | 82.00 – 97.40 | | |
| Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million) | 0.04 | | |

| | Deferred Purchase | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Expiry date | | | |
| Exercise price (share price range) (R) | | | |
| Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million) | | | |

32. **EMPLOYEE BENEFITS (continued)**

Details of options/deferred purchase shares exercised during the period are as follows:

| | Options | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Exercise price per share (share price range) (R) | 67.00 – 110.00 | 31.88 – 44.75 | 26.10 – 47.00 |
| Total proceeds if shares are issued (R million) | 363 | 204 | 4 |

| | Long-term Incentive Plan | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Exercise price per share (share price range) (R) | | | |
| Total proceeds if shares are issued (R million) | | | |

| | Deferred Bonus Plan | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Exercise price per share (share price range) (R) | | | |
| Total proceeds if shares are issued (R million) | | | |

| | Deferred Purchase | | |
|---|---|---|---|
| | December 2005 | December 2004 | June 2003 |
| Exercise price per share (share price range) (R) | 67.00 – 110.00 | 31.88 – 44.75 | 27.50 – 41.30 |
| Total proceeds if shares are issued (R million) | 10 | 61 | 3 |

Terms of the options and deferred purchase shares outstanding at 31 December 2005 are as follows:

| | **Options** | | **Long-term Incentive Plan** | |
|---|---|---|---|---|
| **Expiry date** | **Exercise price R** | **Outstanding '000** | **Exercise price R** | **Outstanding '000** |
| 2006 | | | | |
| 2007 | 11.75 – 13.10 | 38 | | |
| 2008 | 17.07 – 28.05 | 5.339 | | |
| 2009 | 11.71 – 51.50 | 2.282 | | |
| 2010 | 13.66 – 37.51 | 725 | | |
| 2011 | 36.75 – 47.25 | 3.036 | | |
| 2012 | 44.00 – 98.50 | 2.503 | | |
| **Total** | | 13.923 | | 216 |

| | **Deferred Bonus Plan** | | **Deferred Purchase** | |
|---|---|---|---|---|
| **Expiry date** | **Exercise price R** | **Outstanding '000** | **Exercise price R** | **Outstanding '000** |
| 2006 | | | | |
| 2007 | | | 8.89 – 13.10 | 27 |
| 2008 | | | 8.42 – 18.90 | 11 |
| 2009 | | | 8.06 – 20.80 | 39 |
| 2010 | | | 19.93 – 23.26 | 20 |
| 2011 | | | | |
| 2012 | | | | |
| **Total** | | 0.469 | | 97 |

32. **EMPLOYEE BENEFITS (continued)**

Terms of the options and deferred purchase shares outstanding at 31 December 2004 are as follows:

| Expiry date | Options Exercise price R | Options Outstanding '000 | Deferred Purchase Exercise price R | Deferred Purchase Outstanding '000 |
|---|---|---|---|---|
| 2006 | | | | |
| 2007 | 11.75 – 13.10 | 71 | 8.89 – 13.10 | 97 |
| 2008 | 17.07 – 28.05 | 8,479 | 8.42 – 18.90 | 25 |
| 2009 | 11,71 – 51,50 | 3,491 | 8.06 – 20.80 | 78 |
| 2010 | 13.66 – 37.51 | 1,010 | 19.93 – 23.26 | 54 |
| 2011 | 36.75 – 43.00 | 3,317 | | |
| **Total** | | 16,368 | | 254 |

Details of options vested but not sold during the year are as follows:

| | Options December 2005 | Options December 2004 | Deferred Purchase December 2005 | Deferred Purchase December 2004 |
|---|---|---|---|---|
| Number of shares | 4,049,950 | | 30,810 | |
| Exercise price (share price range) (R) | 11.75 – 62.00 | | 9.17 – 23.26 | |

| | Options '000 | Long-term Incentive Plan '000 | Deferred Bonus Plan '000 | Deferred Purchase '000 | Total '000 |
|---|---|---|---|---|---|
| Number of shares vesting at beginning of period | 16,368 | | | 254 | 16,622 |
| Net change during period | (2,445) | 216 | 0,469 | (157) | (2,386) |
| Number of shares vesting at end of period | 13,923 | 216 | 0,469 | 97 | 14,236 |

**FAIR VALUE OF EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS WITH EMPLOYEES**

The group applies IFRS 2 to grants of shares, share options or other equity instruments that were granted.

In determining the fair value of services received as consideration for equity instruments, measurement is referenced to the fair value of the equity instruments granted.

The group applied the transitional provisions of IFRS 2 and applied the principles to grants that were granted after 7 November 2002.

Kumba listed on 26 November 2001 and the volatility of its share price since then has been used to determine the calculations.

32. **EMPLOYEE BENEFITS (continued)**

| | 12-months ended 31 December 2005 | 18-months ended 31 December 2004 |
|---|---|---|
| The Black-Scholes methodology is used to calculate the fair value of options granted to employees. | | |
| The inputs to the model are as follows: | | |
| Weighted average share price | 63.12 | 39.73 |
| Exercise price range (R) | 39.25 – 98.50 | 24.50 – 42.40 |
| Annualised expected volatility (%) | 37.40 – 37.50 | 37.50 |
| Option life (years) | 7 – 13 | 7 |
| Dividend yield (%) | 2.8 – 4.6 | 2.8 |
| Risk-free interest rate (%) | 7.73 – 9.61 | 8.65 – 10.36 |
| Expected employee attrition (%) | 4.6 – 5.5 | 4.6 |
| The Monte Carlo valuation methodology is used to calculate the fair value of Long-term Incentive Plan and Deferred Bonus Plan grants to employees. | | |
| The inputs to the Long-term Incentive Plan model are as follows: | | |
| Date of grant | 24 June 2005 | |
| Grant price | 55.00 | |
| Risk free rate (%) | 7.13 | |
| Dividend yield (%) | 2.76 | |
| Expected volatility (%) | 37.32 | |
| Time to vesting | three years from date of grant | |
| Expected employee attrition (%) | 4.60 per annum | |
| The inputs to the Deferred Bonus Plan model are as follows: | | |
| Date of grant | 1 September 2005 – 3 October 2005 | |
| Grant price range | 82.67 – 97.50 | |
| Risk free rate (%) | 7.13 | |
| Dividend yield (%) | 2.76 | |
| Expected volatility (%) | 37.32 | |
| Time to vesting | three years from date of grant | |
| Expected employee attrition (%) | 4.60 per annum | |

| | GROUP | | | |
|---|---|---|---|---|
| | **At 30 June 2006 Reviewed Rm** | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |
| **33. CONTINGENT LIABILITIES** | | | | |
| Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, *arising from:* | | | | |
| – Guarantees in the normal course of business from which it is anticipated that no material liabilities will arise: | | | | |
| – related parties | | | 2 | 5 |
| – other | **39** | 33 | 34 | 31 |
| – Other[1] | **61** | 49 | | 14 |

[1] *Includes the group's share of contingent liabilities* of associates and joint ventures of R nil (2005 R nil; 2004: R nil; 2003: R nil).

Included in the company's guarantees are guarantees relating to the Ticor SA project loans as provided by the company. On consolidation the project loans are included in net debt, and the contingent liability of the company eliminated.

These contingent liabilities have no tax impact.

The timing and occurrence of any possible outflows are uncertain.

| | | | | |
|---|---|---|---|---|
| **34. COMMITMENTS** | | | | |
| **Capital commitments** | | | | |
| Capital expenditure contracted for plant and equipment | **1,337** | 1,635 | 219 | 345 |
| Capital expenditure authorised for plant and equipment but not contracted | **2,603** | 2,182 | 668 | 624 |
| The above includes the group's share of capital commitments of associates and joint ventures | **12** | 2 | | |
| Capital expenditure will be financed from available cash resources, *funds generated from operations and available* borrowing capacity. | | | | |
| Capital expenditure contracted relating to captive mines (Thabazimbi and Tshikondeni), which will be financed by Mittal Steel (South Africa) | | 6 | 27 | 9 |

A trust known as The New Africa Mining Fund was established during 2003 to make portfolio investments in junior mining projects within the Republic of South Africa and elsewhere on the continent of Africa. Kumba Resources, as an investor participant to the fund, has committed to contribute R20 million towards the fund. The Fund Manager can draw down this balance or any portion as and when required, by serving a 10-day notice to Kumba. The commitment period commenced on 1 March 2003 and expires on 28 February 2009. Kumba has contributed R9.9 million towards the fund since March 2003.

| | GROUP | | | |
|---|---|---|---|---|
| | **At 30 June 2006 Reviewed Rm** | At 31 December 2005 Restated Rm | At 31 December 2004 Restated Rm | At 30 June 2003 Restated Rm |

34. **COMMITMENTS (continued)**

**Operating lease commitments**

| The future minimum lease payments under non-cancellable operating leases are as follows: | | | | |
|---|---|---|---|---|
| – Less than 1 year | **64** | 46 | 39 | 45 |
| – More than 1 year and less than 5 years | **93** | 105 | 120 | 150 |
| – More than 5 years | **8** | 12 | 8 | 42 |
| **Total** | **165** | 163 | 167 | 237 |

Included in above operating lease commitments is an operating lease commitment relating to a building which terminates in 2008.

Various options are available to both the lessor and lessee on mutual agreement on termination of the operating lease.

**Operating sublease**

| Non-cancellable operating lease rentals are receivable as follows: | | | | |
|---|---|---|---|---|
| – Less than 1 year | | | 7 | 5 |
| – More than 1 year and less than 5 years | **1** | 1 | 21 | 28 |
| – More than 5 years | | | | 5 |
| **Total** | **1** | 1 | 28 | 38 |

## APPENDIX 1: NON-CURRENT INTEREST-BEARING BORROWINGS

| | Final repayment date | Rate of interest per year (payable half-yearly) | | Rate of interest per year (payable half-yearly) | | GROUP | |
|---|---|---|---|---|---|---|---|
| **2005 AND 2004 FINANCIAL YEARS** | | | | | | | |
| | | **2005** | | 2004 | | **Restated** | Restated |
| | | **Fixed %** | **Floating %** | Fixed % | Floating % | **2005 Rm** | 2004 Rm |
| **LOCAL UNSECURED LOANS** | | | | | | | |
| | 2005 | | | 13,210 | | | 200 |
| | 2006 | | 8,850 | | 9,180 | 42 | 125 |
| | 2008 | | 7,060 | | 7,600 | 250 | 250 |
| | 2008 | 12,410 | | 12,410 | | 256 | 340 |
| | | | | | | 548 | 915 |
| **SECURED LOAN** | | | | | | | |
| | 2005 | | | 14,939 | [1] | | 13 |
| | 2006 | 11,000 | | | [2] | 1 | |
| | 2008 | 13,830 | | 13,830 | [3] | 185 | 244 |
| | 2010 | 14,200 | | 14,200 | [4] | 685 | 774 |
| | 2011 | 12,500 | | | [2] | 5 | |
| | 2011 | 18,250 | | | [2] | 2 | |
| | 2012 | 11,750 | | | [2] | 2 | |
| | 2013 | 14,000 | | | [2] | 13 | |
| | 2013 | 20,825 | | | [2] | 5 | |
| | 2013 | 7,850 | | 7,850 | [5] | 9 | 9 |
| | 2025 | 8,500 | | | [2] | 26 | |
| | 2026 | 11,000 | | | [2] | 13 | |
| | 2031 | 23,426 | | | [2] | 75 | |
| | 2032 | 35,636 | | | [2] | 96 | |
| | | | | | | 1,117 | 1,040 |
| **FOREIGN UNSECURED LOANS (US$)** | | | | | | | |
| | 2007 | | 5,240 | | 3,240[6] | 632 | 565 |
| | 2008 | 7,850 | | | [7] | 1 | |
| | 2011 | 6,640 | 7,320 | 6,920 | [8] | 589 | 595 |
| | | | | | | 1,222 | 1,160 |
| **TOTAL NON-CURRENT INTEREST-BEARING BORROWINGS** (note 23) | | | | | | 2,887 | 3,115 |

1. Capitalised lease agreement secured by machinery, plant and equipment with a book value of R1 million (2004: R49 million).
2. Deemed leases in accordance with IFRIC 4.
3. Dedicated project finance facility, for Ticor South Africa KZN (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R955 million (2004: R945 million).
4. Dedicated project finance facility for Ticor South Africa (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R1,949 million (2004: R2,019 million).
5. Dedicated Mineral Development Fund finance facility for Rosh Pinah Zinc Corporation (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R20 million (2004: R24 million).
6. US$150 million revolving credit facility of which US$100 million has been drawn at 31 December 2005.
7. Finance lease agreement in respect of computer equipment with a book value of AUD$0.298 million.
8. US$60 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Ticor Limited and a syndicated loan facility of US$60 million, of which US$33 million was drawn on 31 December 2005.

**2003 FINANCIAL YEAR**

| | Final repayment date | Rate of interest per year (payable half-yearly) Fixed % | Floating % | GROUP Restated 2003 Rm |
|---|---|---|---|---|
| **LOCAL** | | | | |
| **UNSECURED LOANS** | | | | |
| | 2004 | | 15,030 | 75 |
| | 2004 | | 10,340 | 99 |
| | 2005 | 13,210 | | 200 |
| | 2006 | | 12,300 | 250 |
| | 2006 | | 14,220 | 250 |
| | 2008 | 12,410 | | 450 |
| | | | | 1,324 |
| **SECURED LOAN** | | | | |
| | 2004 | | 14,760 | 5[1] |
| | 2005 | | 14,939 | 43[2] |
| | 2008 | | 13,830 | 319[3] |
| | 2010 | | 14,200 | 741[4] |
| | | | | 1,108 |
| **FOREIGN** | | | | |
| **UNSECURED LOANS (US$)** | | | | |
| | 2004 | | 2,310 | 32 |
| | 2007 | | | |
| | 2016 | 7,300 | | 744[5] |
| | | | | 776 |
| **TOTAL NON-CURRENT INTEREST BEARING BORROWINGS** (note 23) | | | | 3,208 |

1. Capitalised lease agreement secured by machinery, plant and equipment with a book value of R34 million in 2003.
2. Capitalised lease agreement secured by machinery, plant and equipment with a book value of R53 million in 2003.
3. Dedicated project finance facility, for Ticor South Africa KZN (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R968 million in 2003.
4. Dedicated project finance facility for Ticor South Africa (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R1,414 million in 2003.
5. US$105 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Ticor Limited.

# APPENDIX 2: INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

| | Nature of business[1] | Country of incorporation[2] | Number of shares held | Percentage holding 2005 % | Percentage holding 2004 % | Percentage holding 2003 % | Group carrying amount 2005 Rm | Group carrying amount 2004 Restated Rm | Group carrying amount 2003 Restated Rm | Year-end other than 31 December |
|---|---|---|---|---|---|---|---|---|---|---|
| **ASSOCIATED COMPANIES** | | | | | | | | | | |
| **LISTED** | | | | | | | | | | |
| AST Group Limited | C | RSA | 44,400,000 | | 22.34 | 26.74 | | 6 | 69 | 30 June |
| Mincor Recources NL (Australian)[3] | A | AUS | 52,251,000 | | | 30.13 | | | 31 | |
| **UNLISTED** | | | | | | | | | | |
| Manganore Iron Mining Limited | A | RSA | 25,000 | **50.00** | 50.00 | 50.00 | | | | 30 June |
| Chifeng Kumba Hongye Zinc Corporation Limited | A & M | CH | | **30.62** | 28.30 | | **93** | 72 | | |
| South Dunes Coal Terminal Co. (Pty) Limited | A | RSA | 1,333 | | | 33.00 | | | 1 | |
| ***TOTAL ASSOCIATED* COMPANIES** (note 16) | | | | | | | **93** | 78 | 101 | |
| **JOINT VENTURES** | | | | | | | | | | |
| **INCORPORATED** | | | | | | | | | | |
| **UNLISTED** | | | | | | | | | | |
| Pietersburg Iron Company (Pty) Limited | A | RSA | 4,000 | **50.00** | 50.00 | 50.00 | | | | |
| Safore (Pty) Limited | B | RSA | 400 | **40.00** | 40.00 | | | | | |
| Sishen Shipping (Pty) Limited | B | RSA | 400 | **40.00** | 40.00 | 40.00 | | | | |
| Trans Orient Ore Supplies (Pty) Limited | D | HK | 2,000 | **50.00** | 50.00 | 50.00 | | | | |
| RoshSkor Township (Pty) Limited | C | NAM | 50 | **50.00** | 50.00 | | | | | |
| Inyanda Coal (Pty) Limited | A | RSA | 500 | **50.00** | 50.00 | | | | | |
| South Dunes Coal Terminal Co. (Pty) Limited | A | RSA | 1,333 | **33.00** | 28.30 | | **1** | | | |
| Sibelo Resources Development (Pty) Limited | E | RSA | 1 | **50.00** | 50.00 | | **1** | | | |
| | | | | | | | **2** | | | |
| **UNINCORPORATED** | | | | | | | | | | |
| Bridgetown Dolomite Mine | A | | | **50.00** | 50.00 | 50.00 | | 7 | 7 | 28 February |
| Tiwest | A | | | **50.00** | 50.00 | | | | | |
| Safore | B | | | | | 40.00 | | | | |
| | | | | | | | | 7 | 7 | |
| **TOTAL JOINT VENTURES** (note 16) | | | | | | | **2** | 7 | 7 | |
| ***INVESTMENT COMPANIES*** | | | | | | | | | | |
| Mineral Deposits Limited | A | AUS | 11,299,435 | **5.85** | 10.30 | 15.37 | **60** | 20 | 7 | |
| Other | | | | | | | **35** | 33 | 72 | |
| **TOTAL OTHER INVESTMENTS** (note 18) | | | | | | | **95** | 53 | 79 | |
| **TOTAL INVESTMENT** | | | | | | | **190** | 138 | 187 | |

Where the above entities' financial year-ends are not co-terminous with that of the company, financial information has been obtained from published information or management accounts as appropriate.

1. A – Mining, B – Shipping charter, C – Service, D – Iron ore merchant, E – Exploration, M – Manufacturing.
2. RSA – Republic of South Africa, CH – China, HK – Hong Kong, NAM – Namibia, AUS – Australia.
3. Mincor Resources NL disposed during July 2003.

The group's effective share of balance sheet, income statement and cash flow items in respect of associated companies and joint ventures are as follows:

| | Associated companies[1] | | | Joint ventures | | | Ticor Limited[2] (included in associated companies) |
|---|---|---|---|---|---|---|---|
| | 2005 Restated Rm | 2004 Restated Rm | 2003[3] Restated Rm | 2005 Restated Rm | 2004 Restated Rm | 2003 Restated Rm | 2003 Rm |
| **INCOME STATEMENTS** | | | | | | | |
| **REVENUE** | 400 | 673 | 1,088 | 1,089 | 1,531 | 7 | 498 |
| Operating expenses | (389) | (688) | (1,061) | (768) | (1,171) | (4) | (409) |
| **NET OPERATING PROFIT/(LOSS)** | 11 | (15) | 27 | 321 | 360 | 3 | 89 |
| Net financing costs | (1) | (14) | (43) | 1 | | | (26) |
| Loss from equity accounted investments | | | (4) | | | | (4) |
| **PROFIT/(LOSS) BEFORE TAXATION** | 10 | (29) | (20) | 322 | 360 | 3 | 59 |
| Taxation | (2) | (10) | (6) | (1) | 2 | | (19) |
| **PROFIT/(LOSS) AFTER TAXATION** | 8 | (39) | (26) | 321 | 362 | 3 | 40 |
| Outside shareholders' interest | (1) | (3) | 5 | | | | |
| **NET PROFIT/(LOSS) ATTRIBUTABLE TO** ORDINARY SHAREHOLDERS | 7 | (42) | (21) | 321 | 362 | 3 | 40 |
| **BALANCE SHEETS** | | | | | | | |
| **NON-CURRENT ASSETS** | 90 | 126 | 1,346 | 1,191 | 1,176 | 6 | 1,207 |
| **CURRENT ASSETS** | 133 | 124 | 661 | 943 | 760 | 14 | 531 |
| **TOTAL ASSETS** | 223 | 250 | 2,007 | 2,134 | 1,936 | 20 | 1,738 |
| **EQUITY AND LIABILITIES** | | | | | | | |
| **ORDINARY SHAREHOLDERS' EQUITY** | 100 | 87 | 1,150 | 1,827 | 1,697 | 10 | 1,114 |
| **MINORITY INTEREST** | 2 | 3 | 2 | | | | |
| **NON-CURRENT LIABILITIES** | | | | | | | |
| Interest-bearing borrowings | 12 | 34 | 445 | 1 | 2 | | 401 |
| Non-current provisions | | | 21 | 105 | 102 | | 21 |
| Deferred taxation and other | 2 | 13 | 60 | 2 | | | 54 |
| **CURRENT LIABILITIES** | | | | | | | |
| Interest-bearing borrowings | 20 | 17 | 47 | 1 | | | |
| Other | 87 | 96 | 282 | 198 | 135 | 10 | 148 |
| **TOTAL EQUITY AND LIABILITIES** | 223 | 250 | 2,007 | 2,134 | 1,936 | 20 | 1,738 |
| **CASH FLOW STATEMENTS** | | | | | | | |
| Net cash flows from operating activities | (5) | (10) | 42 | 306 | 360 | (2) | 56 |
| Net cash flows from investing activities | (2) | (79) | (124) | (61) | (45) | | (120) |
| Net cash flows from financing activities | | 83 | (3) | (138) | (265) | (1) | |
| Foreign currency translations | 1 | (1) | (8) | 3 | | | (8) |
| **NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS** | (6) | (7) | (93) | 110 | 50 | (3) | (72) |

1. GijimaAST was equity accounted until 3 May 2005. For 2005 only the four months from January 2005 to 3 May 2005 were included.
2. Ticor Limited was consolidated from 1 April 2003. For 2003 only the nine months from 1 July to 31 March were included.
3. The investment in Chifeng Kumba Hongye Zinc Corporation Limited was reclassified from a subsidiary to a joint venture arrangement and is consequently equity accounted.

The information was restated for 2004 after the reclassification of investments as associates or joint ventures (refer note 2).

## APPENDIX 3: INVESTMENTS IN SUBSIDIARIES[1]

| | Country of Incor-poration[2] | Nature of business[3] | Issued capital-unlisted ordinary shares | Interest of Company investment in shares | | | Indebtedness | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | 2005 | 2004 Restated | 2003 Restated | 2005 | 2004 Restated | 2003 Restated |
| | | | R | R | R | R | Rm | Rm | Rm |
| **DIRECT INVESTMENTS** | | | | | | | | | |
| AlloyStream (Pty) Limited[4] | RSA | M | 1 | 1 | | | | | |
| Clipeus Investment Holdings (Pty) Limited | RSA | H | 1 | 1 | | | | | |
| Colonna Properties (Pty) Limited | RSA | B | 200 | 2,518,966 | 2,518,966 | 2,518,966 | | | |
| Cullinan Refractories Limited | RSA | A | 1,000 | 1,000 | 1,000 | 1,000 | | | |
| Ferroland Grondtrust (Pty) Limited | RSA | D | 2 | 2 | 2 | 2 | **14** | 27 | 19 |
| Ferrosure (South Africa) Insurance Company Limited | RSA | I | | 10 | | | | | |
| Glen Douglas Dolomite (Pty) Limited | RSA | A | 10 000 | 10,000 | 10,000 | 10,000 | **(22)** | (13) | |
| Kumba Base Metals Limited | RSA | M | 5,500,000 | 247,712,500 | 247,712,500 | 247,712,500 | **27** | (48) | (91) |
| Kumba Base Metals Namibia (Pty) Limited | NAM | C | 1 | 1 | 1 | 1 | | | |
| Kumba Coal (Pty) Limited | RSA | A | 1 | 1,000 | 1,000 | 1,000 | **403** | 280 | 464 |
| Kumba FerroAlloys (Pty) Limited[5] | RSA | M | 1 | 1 | | | **(1)** | | |
| Kumba Holdings (BVI) SA[6] | BVI and RSA | H | 566,827 | 12,161,942 | | | | | |
| Kumba Properties (Groenkloof) (Pty) Limited | RSA | B | 1 | 1 | 1 | 1 | **5** | 5 | 5 |
| Kumba Properties (Kloofzicht) (Pty) Limited | RSA | B | 1 | 1 | 1 | 1 | | | |
| Kumba Properties (Princess Grant) (Pty) Limited | RSA | B | 1 | 1 | 1 | 1 | | | 1 |
| Kumba Resources Management Share Trust | RSA | T | | | 1 | | **(50)** | (17) | |
| Merrill Lynch Insurance PCC Limited | ILE | I | | 2 | | | | | |
| Mineral Exploration Company of Southern Africa (Pty) Limited | RSA | B | 200 | 200 | 200 | 200 | | | |
| Rocsi Holdings (BVI) Limited | BVI and RSA | H | 647,044,943 | 1,101,078,300 | 1,352,808,130 | 1,129,720,003 | **184** | | |
| Sishen Iron Ore Company (Pty) Limited | RSA | A | 100 | 1,000 | 1,000 | 1,000 | **141** | 1,158 | 1,413 |
| *Ticor (Bermuda) Holdings Limited*[6] | BER | H | 74,836 | 143,502,000 | | | **8** | | |
| Ticor South Africa (Pty) Limited | RSA | M | 510 | 510 | 510 | 510 | **1,082** | 807 | 377 |
| Ticor South Africa KZN (Pty) Limited | RSA | A | 200 | 6,003,355 | 6,003,355 | 6,003,355 | **661** | 648 | 572 |
| Vicva 177 (Pty) Limited | RSA | H | 1 | 1 | | | | | |
| **INDIRECT INVESTMENTS** | | | | | | | | | |
| Coastal Coal (Pty) Limited | RSA | A | 5 000 | | | | **(83)** | (95) | (107) |
| Downs Holding BV | NE | A | 119,209 | | | | | | |
| Groler Investments Limited | SWL | H | 258,958 | | | | | | |
| Handlon BV | NE | H | 151,511 | | | | | | |
| Ipcor N.V. | NV | C | 37,950 | | | | | | |
| Kumba Base Metals International BV | NE | A | 119,209 | | | | | | |
| Kumba Australia Pty Limited | AUS | C | 11 | | | | **1** | | |
| Kumba Coke (Pty) Limited[7] | RSA | M | 1 | | | | | | |
| Kumba Base Metals China Limited | HK | C | 1,354 | | | | | | |
| *Kumba Finance Ireland* | *IRL* | *C* | *828,372,465* | | | | | | |
| Kumba Heavy Minerals BV | NE | A | 134,973 | | | | | | |
| Kumba Holdings (Australia) Pty Limited | AUS | H | 5 | | | | | | |
| Kumba Hong Kong Limited | HK | C | 832 | | | | **1** | | |
| Kumba International BV | NE | C | 10,806,551 | | | | **23** | 28 | 14 |
| Kumba International Trading BV | NE | C | 142,487 | | | | | | |
| Kumba Investments (Australia) Pty Limited | AUS | H | 5 | | | | | | |
| Kumba Reductants (Pty) Limited[8] | RSA | M | 1 | | | | | | |
| Mtunzini Sands (Pty) Limited | RSA | A | 200 | | | | | | |
| Rosh Pinah Zinc Corporation (Pty) Limited (89,47%) | NAM | A | 2,280 | | | | **90** | 83 | 53 |
| Sishen South Mining (Pty) Limited | RSA | A | 1 | | | | | | |
| Ticor (Pty) Limited | AUS | A | 2,038,299,354 | | | | **(147)** | | |
| Ticor Chemical Company Pty Limited | AUS | M | 10 | | | | | | |
| Crisa Pty Limited | AUS | C | 10 | | | | | | |
| Bertini Pty Limited | AUS | C | 10 | | | | | | |
| Ticor Chemicals Ghana Pty Limited | GHANA | C | 10 | | | | | | |

| | Country of incor-poration[2] | Nature of business[3] | Issued capital-unlisted ordinary shares | Interest of Company investment in shares | | | Indebtedness | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | 2005 | 2004 Restated | 2003 Restated | 2005 | 2004 Restated | 2003 Restated |
| | | | R | R | R | R | Rm | Rm | Rm |
| Omacor Sac | PERU | C | 10 | | | | | | |
| Ticor Resources Pty Limited | AUS | H | 8,111,062 | | | | | | |
| Magnetic Minerals Pty Limited | AUS | A | 31,740,964 | | | | | | |
| TiO2 Corporation NL | AUS | A | 85,101,240 | | | | | | |
| Tific Pty Limited | AUS | H | 10 | | | | | | |
| Yalgoo Minerals Pty Limited | AUS | H | 48,216,010 | | | | | | |
| Pigment Holdings Pty Limited | AUS | C | 10 | | | | | | |
| Synthetic Rutile Holdings Pty Limited | AUS | C | 10 | | | | | | |
| Senbar Holdings Pty Limited | AUS | C | 10 | | | | | | |
| Ticor (Overseas) Holdings Pty Limited | AUS | H | 10 | | | | | | |
| Ticor SA Holdings (Pty) Limited | RSA | H | 40,000 | | | | | | |
| Ticor Titanium Australia Pty Limited | AUS | H | 10 | | | | | | |
| Rocit Investments Pty Limited | RSA | H | 1,000 | | | | | | |
| Ticor (Bermuda) Minerals Limited | BER | H | 74,836 | | | | | | |
| Ticor Finance (A.C.T.) (Pty) Limited | AUS | F | 10 | | | | | | |
| Ticor Energy Pty Limited | AUS | F | 10 | | | | | | |
| The Durban Navigation Collieries (Pty) Limited | RSA | A | 516,000 | | | | **(1)** | (1) | (17) |
| The Vryheid (Natal) Railway Coal and Iron Company Limited | RSA | A | 3,675 | | | | | 5 | 3 |
| Minsa (Pty) Limited | RSA | B | 3 | | | | | | (1) |
| Ticor Limited (effectively 51.54%) | AUS | A | 420,679,000 | | | | | | 67 |
| **TOTAL INVESTMENTS IN SUBSIDIARIES** (note 17) | | | | 1,512,990,795 | 1,609,056,668 | 1,385,968,540 | **2,336** | 2,867 | 2,772 |

1. At 100% holding except where otherwise indicated.
2. RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, HK – Hong Kong, NV – Netherlands Antilles, BVI – British Virgin Islands, ILE – Ilse of Man, IRL – Ireland, SWL – Switzerland, NE – Netherlands, SWL – Switzerland, BER – Bermuda.
3. A – Mining, B – Property, C – Service, D – Land management, F – Finance, H – Holdings, I – Insurance, M – Manufacturing, S – Shipping, T – Trust.
4. Previously Vicva 172 (Pty) Limited.
5. Previously Vicva Investments One Four One (Pty) Limited.
6. Previously held indirectly, now held directly by Kumba Resources Limited.
7. Previously Vicva Investments One Four Two (Pty) Limited.
8. Previously Vicva Investments One Six One (Pty) Limited.

# *PRO FORMA* FINANCIAL INFORMATION

The *pro forma* balance sheet and income statement have been prepared for illustrative purposes only and, due to the nature thereof, may not give a true reflection of the effect of the empowerment transaction. The report on the *pro forma* financial information is included in Annexure 3 to these revised listing particulars. The directors are responsible for the *pro forma* financial information set out below.

## *Pro forma* balance sheet

The *pro forma* balance sheet has been prepared on the assumption that the empowerment transaction had been implemented on 30 June 2006.

| Rand million | Kumba Group actuals 30/06/06 (1) | Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2) | Unbundling of offshore interests at market value (3) | Elimination of results of Kumba Iron Ore at 31/12/05, and from 1/1/06 to 30/06/06 (4) | Unbundling dividend from Kumba Iron Ore to Exxaro (5) | Unbundling of interest in Kumba Iron Ore (6) | Share buy back by Exxaro (7) | Acquisition of Eyesizwe Coal (8) | Share issue by Exxaro (9) | Dividend declaration by Exxaro (10) | Trans-action costs (11) | Net finance charges/ income impact (12) | Exxaro 30/06/06 (13) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **BALANCE SHEET** | | | | | | | | | | | | | |
| **ASSETS** | | | | | | | | | | | | | |
| **Non-current assets** | | | | | | | | | | | | | |
| Property, plant and equipment | 8 164 | | | (2 763) | | | | 476 | | | | | 5 877 |
| Biological assets | 29 | | | | | | | | | | | | 29 |
| Intangible assets | 67 | | | | | | | | | | | | 67 |
| Goodwill | | | | | | | | 1 366 | | | | | 1 366 |
| Investments in unlisted associates | 141 | | | | | 923 | | | | | | | 1 064 |
| Deferred taxation | 636 | | | (5) | | | | | | | | | 631 |
| Financial assets | 478 | | | (135) | | | | 74 | | | | | 417 |
| **Non-current assets held for sale** | 12 | | | | | | | | | | | | 12 |
| **Current assets** | | | | | | | | | | | | | |
| *Inventories* | 1 774 | | | (624) | | | | 40 | | | | | 1 190 |
| Trade and other receivables | 2 562 | | | (1 254) | | | | 232 | | | | | 1 540 |
| **Total assets** | **13 863** | | | **(4 781)** | | **923** | | **2 188** | | | | | **12 193** |

| Rand million | Kumba Group actuals 30/06/06 (1) | Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2) | Unbundling of offshore interests at market value (3) | Elimination of results of Kumba Iron Ore at 31/12/05, and from 1/1/06 to 30/06/06 (4) | Unbundling dividend from Kumba Iron Ore to Exxaro (5) | Unbundling of interest in Kumba Iron Ore (6) | Share buy back by Exxaro (7) | Acquisition of Eyesizwe Coal (8) | Share issue by Exxaro (9) | Dividend declaration by Exxaro (10) | Trans-action costs (11) | Net finance charges/ income impact (12) | Exxaro 30/06/06 (13) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **EQUITY AND LIABILITIES** | | | | | | | | | | | | | |
| **Capital and reserves** | | | | | | | | | | | | | |
| Ordinary shareholders' funds | 8 329 | | 3 586 | (4 613) | 814 | 923 | (1 983) | (25) | 1 996 | (563) | (30) | 30 | 8 464 |
| **Minority interest** | 18 | | | | | | | | | | | | 18 |
| **Total shareholders' funds** | 8 347 | | 3 586 | (4 613) | 814 | 923 | (1 983) | (25) | 1 996 | (563) | (30) | 30 | 8 482 |
| **Non-current liabilities** | | | | | | | | | | | | | |
| Net debt/(Net cash) | 1 481 | | (3 586) | 1 560 | (814) | | 1 983 | 1 864 | (1 996) | 563 | 30 | (30) | 1 055 |
| Non-current provisions | 773 | | | (147) | | | | 68 | | | | | 694 |
| Deferred taxation | 1 114 | | | (561) | | | | 93 | | | | | 646 |
| **Current liabilities** | | | | | | | | | | | | | |
| Trade and other payables | 1 524 | | | (459) | | | | 182 | | | | | 1 247 |
| Taxation | 603 | | | (561) | | | | 6 | | | | | 48 |
| Current provisions | 21 | | | | | | | | | | | | 21 |
| **Total equity and liabilities** | **13 863** | | | **(4 781)** | | **923** | | **2 188** | | | | | **12 193** |
| **Net asset value per share (cents)** | **2 701** | | | | | | | | | | | | **2 512** |
| **Net tangible asset value per share (cents)** | **2 680** | | | | | | | | | | | | **2 087** |
| Net debt/(Net cash) (Rm) | 1 481 | | | | | | | | | | | | 1 055 |
| Equity (Rm) | 8 347 | | | | | | | | | | | | 8 482 |
| Debt:Equity (%) | 18% | | | | | | | | | | | | 12% |

## *Pro forma* income statement

The *pro forma* income statement has been prepared on the assumption that the empowerment transaction had been implemented on 1 January 2006.

| Rand million | Kumba Group actuals 30/06/06 (1) | Reverse elimination of intergroup sales between Exxaro and Kumba Iron Ore (2) | Unbundling of offshore interests at market value (3) | Elimination of results of Kumba Iron Ore at 31/12/05, and from 1/1/06 to 30/06/06 (4) | Unbundling dividend from Kumba Iron Ore to Exxaro (5) | Unbundling of interest in Kumba Iron Ore (6) | Share buy back by Exxaro (7) | Acquisition of Eyesizwe Coal (8) | Share issue by Exxaro (9) | Dividend declaration by Exxaro (10) | Trans-action costs (11) | Net finance charges/ income impact (12) | Exxaro 30/06/06 (13) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **INCOME STATEMENT** | | | | | | | | | | | | | |
| Revenue | 6 901 | 14 | | (3 846) | | | | 886 | | | | | 3 955 |
| Operating expenses | (5 168) | (14) | 3 586 | 1 911 | | 17 967 | | (901) | (580) | | (30) | | 16 771 |
| **Net operating profit** | 1 733 | | 3 586 | (1 935) | | 17 967 | | (15) | (580) | | (30) | | 20 726 |
| Net financing costs | (150) | | | 25 | | | | (5) | | | | 43 | (87) |
| Income from investments | | | | | 814 | | | 8 | | | | | 822 |
| Equity accounted income | 24 | | | | | 176 | | | | | | | 200 |
| **Profit before taxation** | 1 607 | | 3 586 | (1 910) | 814 | 18 143 | | (12) | (580) | | (30) | 43 | 21 661 |
| Taxation | (530) | | | 481 | | | (220) | (13) | | (63) | | (13) | (358) |
| **Profit after taxation** | 1 077 | | 3 586 | (1 429) | 814 | 18 143 | (220) | (25) | (580) | (63) | (30) | 30 | 21 303 |
| Outside shareholders | (10) | | | | | | | | | | | | (10) |
| **Attributable income** | 1 067 | | 3 586 | (1 429) | 814 | 18 143 | (220) | (25) | (580) | (63) | (30) | 30 | 21 293 |
| Dividends | (491) | | | 551 | | (17 967) | (1 763) | | | (500) | | | (20 170) |
| **Retained income for the period** | **576** | | **3 586** | **(878)** | **814** | **176** | **(1 983)** | **(25)** | **(580)** | **(563)** | (30) | 30 | **1 123** |
| Ordinary shares (million) | | | | | | | | | | | | | |
| – issue | 309 | | | | | | (38) | | 67 | | | | 338 |
| – weighted average number of shares | 307 | | | | | | (38) | | 67 | | | | 336 |
| **Attributable earnings per share (cents)** | | | | | | | | | | | | | |
| – illustrative adjusted (note 14) | 348 | | | | | | | | | | | | 95 |
| – basic | 348 | | | | | | | | | | | | 6 343 |
| **Headline earnings per share (cents)** | | | | | | | | | | | | | |
| – basic | 508 | | | | | | | | | | | | 307 |

(1) Reviewed interim results for the six months ended 30 June 2006 as published on 2 August 2006.

(2) Sales from FerroAlloys (Exxaro) to Kumba Iron Ore for the period 1 January 2006 to 30 June 2006.

(3) A net unbundling profit to Exxaro arose due to the higher market value of the Kumba Iron Ore offshore interests. All sales of the offshore structure have been done at market value.

(4) Kumba Iron Ore results are no longer consolidated by Exxaro due to the unbundling as per note 6. The remaining interest of Exxaro in SIOC is now equity accounted.

(5) Unbundling dividend to ensure that Kumba Iron Ore commences with net debt of R2 840 million.

(6) Unbundling of Kumba's interest in Kumba Iron Ore to Kumba shareholders and retention of an interest in SIOC to be equity accounted.

The unbundling of the interest in Kumba Iron Ore is accounted for as a dividend *in specie* at fair value.

(7) *Pro rata* repurchase of 38 331 012 shares at R45,99 per share, amounting to R1 983 million (R1 763 million plus STC of R220 million).

(8) Acquisition price of R1 738 million.

(9) Issue of 65 334 843 shares at R29,86 per share as well as an issue of 1 674 321 shares at R29,86 per share assuming the implementation of the Igoda transaction. The difference between the fair value of the shares issued and the consideration received has been expensed.

(10) Illustrative dividend by Kumba to Kumba shareholders on implementation of the transaction to result in Exxaro commencing with an agreed net debt before the possible exercising of the Namakwa Sands option and the Black Mountain Option.

(11) Transaction costs set out in paragraph 30 of these revised listing particulars, including consulting fees, debt related fees and legal fees. R79 million of the R109 million was already expensed or provided for by 30 June 2006.

(12) Assuming a notional cost of borrowing of 9%.

(13) *Pro forma* income statement and balance sheet for Exxaro at 30 June 2006.

(14) The illustrative adjusted earnings per share shows the effect of the transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the transaction. The items that have been adjusted for in the calculation of the illustrative adjusted earnings per share, and their impact, are as follows:

| | | **Impact on:** | |
|---|---|---|---|
| | **Rm** | **Attributable earnings (cps)** | **Headline earnings (cps)** |
| Net unbundling profit on sale of offshore iron ore interests at market value (note 3) | 3 586 | 1 069 | |
| Write-up of the investment in Kumba Iron Ore in order to allow an unbundling dividend *in specie* at market value (note 6) | 17 967 | 5 350 | |
| Discount on shares issued (note 9) | (580) | (171) | (171) |

The purpose of the financial effects is to illustrate the impact of the transaction on:

- attributable and headline earnings per share for the period 1 January 2006 to 30 June 2006; and
- net asset value and net tangible asset value per share at 30 June 2006, on the assumption that the transaction, excluding the exercise of the options in respect of Namakwa Sands and Black Mountain, had been implemented on 30 June 2006.

The financial effects accounts for all transactions between Exxaro and Kumba Iron Ore as transactions between external parties, i.e. as companies not forming part of the same group of companies.

# INDEPENDENT REPORTING ACCOUNTANTS' REPORT

*Kumba Resources Limited*
Roger Dyason Road
Pretoria West
0183

12 September 2006

## INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF KUMBA RESOURCES LIMITED

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in Annexure 2 of these revised listing particulars to be dated on or about 9 October 2006 issued in connection with a series of transactions, which if implemented, would result in the unbundling of Kumba Iron Ore Limited and the establishment of Exxaro Resources Limited as a black-owned and controlled mining company that is the subject of the circular of Kumba Resources Limited. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

### Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in these revised listing particulars and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Kumba Resources Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

### Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in these revised listing particulars to Kumba Resources Limited shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on *Pro Forma* Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

### Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Kumba Resources Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Kumba Resources Limited and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical restated audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

**Conclusion**

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the Sections 8.17 and 8.30 JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

**Deloitte & Touche**
*Registered Auditors*

Per **B W Smith**
*Partner*

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton

**National Executive:** G G Gelink *Chief Executive*, A E Swiegers *Chief Operating Officer*, G M Pinnock *Audit*, D L Kennedy *Tax*, L Geeringh *Consulting*, M G Crisp *Financial Advisory*, L Bam *Strategy*, C R Beukman *Finance*, T J Brown *Clients & Markets*, S J C Sibisi *Public Sector and Corporate Social Responsibility*, N T Mtoba *Chairman of the Board*, J Rhynes *Deputy Chairman of the Board*. A full list of partners and directors is available on request.

# EXTRACTS FROM THE ARTICLES OF ASSOCIATION OF EXXARO

**"Rights attaching to Kumba shares**

**13. VOTES OF MEMBERS**

**13.1** Subject to any rights or restrictions attaching to any class or classes of share and to the provisions of Article 6.2, on a show of hands a member of the company present in person or by proxy shall have only one (1) vote irrespective of the number of shares he holds or represents, provided that a proxy shall irrespective of the number of members he represents have only one (1) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the company or if the share capital is divided into shares of no par value, shall be entitled to one (1) vote in respect of each share he holds. No objection shall be raised to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

**13.2** When there are joint registered holders of any shares any one of such persons may vote at any meeting in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present or represented at any meeting, that one of the said persons whose name stands first in the register in respect of such shares or his proxy; as the case may be, shall alone be entitled to vote in respect thereof.

**13.3** Any person entitled to a share in terms of Article 6.2 may vote at any meeting in respect thereof in the same manner as if he were the registered holder of that share: provided that (except where the directors have previously accepted his right to vote in respect of that share) twenty four (24) hours at least before the time of holding the meeting at which he proposes to vote, he shall have satisfied the directors that he is entitled to exercise the right referred to in Article 6.2. Several executors of a deceased member in whose name shares stand in the register shall, for the purposes of this Article, be deemed joint holders of those shares.

**13.4** A proxy need not be a member of the company.

**37. DIVIDENDS AND OTHER PAYMENTS TO MEMBERS AND OTHERS – RIGHTS TO DIVIDENDS**

37.4 Dividends shall be declared payable to members registered as such on a date at least 15 days after the declaration of the dividend and dividends and payments shall be payable in accordance with the terms as contained in the declaration of dividend/payment to members.

**33. WINDING UP**

If the company shall be wound up, whether voluntarily or otherwise, the liquidator may with the sanction of a special resolution divide among the members *in specie* any part of the assets of the company, and may with the like sanction vest any part of the assets of the company in trustees upon such trusts for the benefit of the members as the liquidator with the like sanction shall think fit, and if thought expedient any such division so sanctioned may be otherwise than in accordance with the legal rights of the members of the company, and in particular any class may be given preferential or special rights or may be excluded altogether or in part.

**3. VARIATION OF RIGHTS – HOLDERS OF REDEEMABLE PREFERENCE SHARES**

**3.1** Subject to any relevant provisions of the memorandum of association of the company, the JSE Listings Requirements and the Statutes and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares in the company, any shares whether in the initial or in any increased capital may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the company may from time to time determine. Preference shares may be

issued and existing shares may be converted into preference shares on the basis that they are, or at the option of the company are liable, to be redeemed on such terms and in such manner as shall be prescribed in these Articles or the resolution authorising or effecting such issue or conversion.

**3.3** All or any of the rights, privileges or conditions for the time being attached to any class of shares for the time being forming part of the share capital of the company may (unless otherwise provided by the terms of issue of the shares of that class) whether or not the company is being wound up, be varied in any manner with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a resolution passed in the same manner as a special resolution of the company at a separate general meeting of the holders of the shares of that class.

## 15. DIRECTORS

### Appointment

**15.1** Until otherwise determined by a meeting of members, the number of directors shall not be less than four (4) nor more than twenty (20).

**15.2** The directors shall have power at any time and from time to time to appoint any person as a director, either to fill a casual vacancy or as an addition to the board, but so that the total number of the directors shall not at any time exceed the maximum number fixed. Subject to the provisions of Article 16.2, any person appointed to fill a casual vacancy or as an addition to the board shall retain office only until the next following annual meeting of the company and shall then retire and be eligible for re election.

**15.4** The shareholding qualification for directors and alternate directors may be fixed, and from time to time varied, by the company at any meeting of members and unless and until so fixed no qualification shall be required.

### Retirement

**16.1** At the annual meeting held in each year after the first annual general meeting one third (1/3) of the directors, or if their number is not a multiple of 3 (three), then the number nearest to, but not less than one third (1/3) shall retire from office, provided that in determining the number of directors to retire no account shall be taken of any director who by reason of the provisions of Article 17.2 is not subject to retirement. The directors so to retire at each annual meeting shall be firstly those retiring in terms of Article 15.2 and secondly those referred to in terms of Article 15.16 and lastly those who have been longest in office since their last election or appointment. As between directors of equal seniority, the directors to retire shall, in the absence of agreement, be selected from among them by lot, provided that notwithstanding anything herein contained, if, at the date of any annual meeting any director will have held office for a period of three (3) years since his last election or appointment he shall retire at such meeting, either as one of the directors to retire in pursuance of the foregoing or additionally thereto. A retiring director shall act as a director throughout the meeting at which he retires. The length of time a director has been in office shall, save in respect of directors appointed or elected in terms of the provisions of Articles 15.2 and 15.16, be computed from the date of his last election or appointment.

**16.2** Retiring directors shall be eligible for re election, provided that any director who on previous occasion has been re-elected and as a result has held office for three consecutive periods of three years, shall not be eligible for re-election before the expiry of at least three years from the expiry of the last three year period of holding office. Subject to the foregoing, no person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for election to the office of director at any general meeting unless, not less than seven (7) days nor more than fourteen (14) days before the day appointed for the meeting, there shall have been given to the secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of the intention of such member to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

### Remuneration

**15.5** The remuneration of the non executive directors shall from time to time be determined by the company in general meeting.

**15.6** The directors shall be paid all their travelling and other expenses properly and necessarily incurred by them in and about the business of the company, and in attending meetings of the directors or of committees thereof, and if any

director shall be required to perform extra services or to go or to reside abroad or otherwise shall be specially occupied about the company's business, he shall be entitled to receive a remuneration to be fixed by a disinterested quorum of the directors which may be either in addition to or in substitution for the remuneration provided for in Article 15.5.

**Borrowing powers of directors**

**14.1** The borrowing powers of the company shall be decided from time to time by the directors at their discretion.

**14.2** The borrowing powers of the subsidiaries of the company shall be subject to any limitations imposed by the directors on the borrowing powers of the company.

**Interests of directors**

**15.9** The company and the directors shall comply with the provisions of the Statutes with regard to the disclosure of the interests of directors in contracts or proposed contracts; subject thereto, no director or intending director shall be disqualified by his office from contracting with the company, either with regard to such office or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the company, in which any director shall be in any way interested, be or be liable to be avoided, nor shall any directors so contracting or being so interested be liable to account to the company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established.

**15.10** No director shall, as a director, vote in respect of any contract or arrangement in which he is so interested as aforesaid, and if he does so vote, his vote shall not be counted, nor shall he be counted for the purpose of any resolution regarding the same in the quorum present at the meeting, but these prohibitions shall not apply to:

***15.10.1*** any contract or dealing with a company or partnership or corporation of which the directors of the company or any of them may be directors, members, managers, officials or employees or otherwise interested;

***15.10.2*** any contract by or on behalf of the company to give to the directors or any of them any security by way of indemnity or in respect of advances made by them or any of them;

***15.10.3*** any contract to subscribe for or to underwrite or sub underwrite any shares in or debentures or obligations of the company or any company in which the company may in any way be interested;

***15.10.4*** any resolution to allot shares in or debentures or obligations of the company to any director of the company or to any matter arising out of or consequent upon any such resolution;

***15.10.5*** any contract for the payment of commission in respect of the subscription for such shares, debentures or obligations.

The above prohibitions may at any time or times be suspended or relaxed to any extent by the company in general meeting.

**15.15** A director may be employed by or hold any office of profit under the company or under any subsidiary company in conjunction with the office of director, other than that of auditor of the company or of any subsidiary company, and upon such terms as to appointment, remuneration and otherwise as the directors may determine, and any remuneration so paid may be in addition to the remuneration payable in terms of Articles 15.5 or 15.6: provided that the appointment of a director in any other capacity in the company and his remuneration must be determined by a disinterested *quorum* of directors."

**39. THE FOLLOWING RIGHTS, PRIVILEGES AND RESTRICTIONS SHALL ATTACH TO THE SUBSCRIPTION SHARES, SUBJECT TO SHAREHOLDER APPROVAL AT THE GENERAL MEETING**

**39.1** For the purposes of this article 39:

***39.1.1*** "Capital Appreciation Period" means the 5 year period commencing on the date of allotment and issue of the Subscription Shares to the Trust in accordance with the terms of the Subscription Agreement and expiring on the fifth anniversary of such date of allotment and issue, or such shorter period as may be agreed to by the trustees of the Trust and the directors in terms of the Policy Document;

***39.1.2*** "Policy Document" means the Policy Document defined in the trust deed of the Trust;

**39.1.3** "Repurchase Shares" means the number of the Subscription Shares which are eligible to be acquired by the Company in accordance with the formulae set out in article 39.2;

**39.1.4** "Remaining Shares" means the Subscription Shares which are not Repurchase Shares;

**39.1.5** "Subscription Agreement" means the subscription agreement concluded between the Trust and the Company on 11 September 2006 for the issue of the Subscription Shares to the Trust;

**39.1.6** "Subscription Shares" means 10 618 974 ordinary shares with a par value of R0,01 (one cent) each in the capital of the Company, allotted and issued to the Trust in terms of the Subscription Agreement;

**39.1.7** "the Trust" means the Exxaro Empowerment Participation Scheme Trust, which trust has been registered with the Master of the High Court under reference no. IT6429/2006;

**39.1.8** the terms "Employee Beneficiaries", "Eligible Employee", "Group Company" and "Units" shall bear the meanings as defined in the Policy Document.

**39.2** The Company shall have the right, at any time after expiry of the Capital Appreciation Period, to acquire by written notice to that effect to the Trust and subject to and in terms of the provisions of the Act:

**39.2.1** Such number of the Subscription Shares, at their par value, as determined in accordance with the following formula:

$$A = \frac{V.(1+i)^T - \sum_{n=1}^{N} [D_n.(1+i)^{t_n}}{S_T}$$

Where:

A = the number of Subscription Shares to be acquired, rounded to the nearest whole number;

V = R583 300 000;

i = 8%;

T = the duration of the Capital Appreciation Period expressed in years;

N = the number of receipts by the Company from the Trust as income beneficiary during the Capital Appreciation Period;

$D_n$ = amount of the $n^{th}$ receipt by the Company as income beneficiary of the Trust;

$t_n$ = the period, expressed in years, between the final day of the Capital Appreciation Period and the date of receipt of the $n^{th}$ receipt by the Company as income beneficiary of the Trust;

$S_T$ = the volume weighted average price of the Company's ordinary shares for the 30 trading days prior to the final day of the Capital Appreciation Period, represented as a price per share.

provided that for the purposes of the abovementioned formula, if the Company undertakes a rights issue and the Trust does not exercise its rights in terms of such rights issue, the Company will be deemed to have received a receipt from the Trust as income beneficiary as computed in the Policy Document.

**39.2.2** In addition to the number of shares determined in 39.2.1, such number of Subscription Shares, at their par value, as determined in accordance with the following formula:

Where:

Z = the number of additional Subscription Shares to be acquired, rounded to the nearest whole number;

Y = the number of Subscription Shares held by the Trust on the last day of the Capital Appreciation Period, before any acquisition by the Company in terms of this article X2;

A = A as determined by the formula in article 39.2.1;

X = the number of Employee Beneficiaries who have died during the Capital Appreciation Period and whose estate received a death benefit in terms of clause 3.4 of the Policy Document;

C = the number of Units allocated to each Eligible Employee as specified in clause 1 of the Policy Document;

$M_j$ = number of months within the Capital Appreciation Period that the relevant deceased Employee Beneficiary was permanently employed by a Group Company;

E = the total number of months in the Capital Appreciation Period.

**39.3** The Trust shall not be entitled, before the Company exercises its right in terms of article 39.2 and acquires the Repurchase Shares, to in any way dispose of any of the Subscription Shares; provided that if the Trust is required to do so by virtue of all shareholders, or specific classes of shareholders, being obliged to dispose of their shares, then it may dispose of the Subscription Shares in terms of such obligation but only as a collective group of shares (and not individually) to a single acquirer. In order to give effect to the provisions of this article 39.3 and as security for the obligations of the Trust arising from the exercise by the Company of its rights as contemplated in Article 39.2, the Subscription Shares shall be pledged to the Company.

**39.4** To give effect to the provisions of article 39.3, the Subscription Shares shall be certificated and the share certificates of the Subscription Shares shall be held in trust by the company secretary of the Company. The certificates of the Subscription Shares shall be appropriately endorsed to reflect the existence of the pledge.

**39.5** On the Company exercising its right and acquiring the Repurchase Shares:

***39.5.1*** the conditions and restrictions contained in this Article 39 shall automatically cease to apply to the Remaining Shares and the Remaining Shares shall continue to rank pari passu in all respects with the other ordinary shares (other than the Repurchase Shares) in the issued share capital of the Company;

***39.5.2*** the Remaining Shares shall automatically be released from pledge and the share certificates in respect of the Remaining Shares shall be delivered to the Trust to enable the Remaining Shares to become uncertificated.

**39.6** If at the time the Company exercises its rights in terms of article 39.2, the solvency and liquidity requirements set out in sections 85(4) (a) and (b) of the Act are not met, the Company shall nevertheless be entitled to acquire the Repurchase Shares but shall only be obliged to pay the consideration to the Trust as and when the Company can make such payment without contravening the provisions of section 85(4) of the Act. Until the Company has fully discharged its obligation to the Trust, the Trust shall retain the status of a claimant with the rights set out in section 88(3) of the Act.

**39.7** Save as set out in Articles 39.1 to 39.6, the Subscription Shares shall rank *pari passu* in all respects with the other ordinary shares in the issued share capital of the Company.

**39.8** After expiry of the Capital Appreciation Period and after all the Repurchase Shares have been acquired by the Company in accordance with section 85 of the Act, this article shall cease to be of any further force and effect.

# MATERIAL BORROWINGS AND LEASE COMMITMENTS

## 1. MATERIAL BORROWINGS

In the event that the resolutions are passed at the general meeting, the borrowings of Exxaro as at the date of implementation of the transaction will be as follows:

| Borrower | Lender | Amount R'million | Repayment date | Interest rate (payable quarterly) | Security | Terms and conditions |
|---|---|---|---|---|---|---|
| | | | South African loans | | | |
| Exxaro | Nedbank[i] | 500 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Revolving credit facility repayable over 7 years |
| | FirstRand/Rand Merchant Bank[i] | 500 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Revolving credit facility repayable over 7 years |
| | Nedbank[ii] | 337,50 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Amortising term loan repayable over 7 years |
| | FirstRand/Rand Merchant Bank[ii] | 337,50 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Amortising term loan repayable over 7 years |
| | Nedbank[ii] | 337,50 | 7 years after implementation of transaction | Jibar + 130 basis points | Unsecured | Bullet payment in 2013 |
| | FirstRand/Rand Merchant Bank[ii] | 337,50 | 7 years after implementation of transaction | Jibar + 130 basis points | Unsecured | Bullet payment in 2013 |
| | Anglo Finance[ii] | 125 | 7 years after implementation of transaction | Jibar + 120 basis points | Unsecured | Amortising term loan repayable over 7 years |
| | Anglo Finance[ii] | 125 | 7 years after implementation of transaction | Jibar + 130 basis points | Unsecured | Bullet payment in 2013 |
| | | | Foreign loans | | | |
| | | **Amount US$ million** | | | | |
| Australia Sands | US bond holders | 60 | 15 October 2016 | 6,64% | Unsecured | Repayable as follows: |
| | | | | | | US$1,6m in 2010 |
| | | | | | | US$1,6m in 2011 |
| | | | | | | US$10m in 2012 |
| | | | | | | US$10m in 2013 |
| | | | | | | US$20m in 2014 |
| | | | | | | US$8,4m in 2015 |
| | | | | | | US$8,4m in 2016 |

| Borrower | Lender | Amount R'million | Repayment date | Interest rate (payable quarterly) | Security | Terms and conditions |
|---|---|---|---|---|---|---|
| | | | Foreign loans | | | |
| | | Amount US$ million | | | | |
| *Australia Sands US* | *ANZ Bank* | *15* | *15 October 2011* | *7,00%* | Unsecured | one instalment of $15m |

**Notes:**

(i) Availability for drawdown as follows:

- R405m at transaction completion date;
- R415m after the Namakwa Sands option has been exercised; and
- R180m after the Black Mountain option has been exercised.

(ii) Loans will be available for drawdown after the option to acquire Namakwa Sands has been exercised.

## 2. LEASE COMMITMENTS

In the event that the resolutions are passed at the general meeting, Exxaro's material lease commitments in respect of property at the last practicable date will be comprised of operating lease commitments requiring future minimum lease payments, under non-cancellable operating leases, of:

| | R million |
|---|---|
| Less than 1 year | 26 |
| *More than 1 year and less than 5 years* | 81 |
| | 107 |

## 3. INTER-COMPANY BORROWINGS

Material intercompany loans payable and receivable by Exxaro as at the last practicable date were as follows:

### 3.1 Loans receivable

| Borrower | Amount R million | Terms and conditions |
|---|---|---|
| Exxaro Coal | 476 | Interest free with no fixed repayment dates |
| KZN Sands | 682 | Interest free with no fixed repayment dates |
| KZN Sands | 1 279 | Interest free with no fixed repayment dates |
| Exxaro Base Metals | 58 | Interest charged at market related rates |
| Rocsi Holdings BVI Limited | 200 | Interest free with no fixed repayment dates |

### 3.2 Loans payable

| Lender | Amount R million | Terms and conditions |
|---|---|---|
| Exxaro Coal | 224 | Interest charges at market related rates |
| Exxaro Base Metals | 79 | Interest charged at market related rates |
| | **AU$m** | |
| Australia Sands | 30 | Interest free with no fixed repayment date |

# INFORMATION RELATING TO DIRECTORS AND SENIOR MANAGEMENT

## 1. DIRECTORS' PROFILES

### 1.1 Current directors of Kumba

Details of the directors of Kumba as at the last practicable date are set out below.

| **Executive directors** | |
|---|---|
| **Constantinus Johannes Fauconnier** (58) | Chief executive |
| Academic qualifications | Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon), DSc (honoris causa) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Between 1969 and 1974, Con worked as a graduate engineer, technical assistant, mine overseer and underground manager for various mining companies in the Anglo American Group. For two years after that he was student and research assistant at the College of Business Administration, University of Oregon. From 1976 to 1995 he served in senior positions for various mining companies, including Gencor Limited and JCI Limited. In 1995 Con joined Iscor as general manager for business development in Iscor Mining. He was promoted to deputy managing director of Iscor Mining and appointed executive director of Iscor. In 1999 he was appointed managing director of Iscor Mining. On 1 June 2001, he was appointed chief executive of Kumba. He was also president of the Chamber of Mines from 2003 to 2005. |
| Other current directorships | SIOC; Kumba Coal (Proprietary) Limited; Executive Council of the Chamber of Mines of South Africa |
| Directorships in past 5 years | Iscor, AST Group Limited (currently known as GijimaAST Group Limited) |
| **Dirk Johannes van Staden** (57) | Executive director finance |
| Academic qualifications | BJuris, LLB, Advanced Management Programme (Insead) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Dirk joined Iscor in 1997 as general manager, corporate treasury. Prior to that he was employed by IDC as the general manager responsible for international finance, treasury operations and legal services. On 1 June 2001 he was appointed executive director, finance at Kumba. |
| Other current directorships | SIOC; Kumba International BV; Kumba Base Metals International BV; Kumba Heavy Minerals BV; Kumba Australia (Proprietary) Limited. |
| Directorships in past 5 years | Export Credit Insurance Corporation of South Africa Limited |

| Executive directors | |
|---|---|
| **Michael James Kilbride** (54) | Executive director business operations |
| Academic qualifications | BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | After his initial years working in the gold industry as a mining graduate, Mike joined the Sishen Mine and gained experience in all the commodities of the group. He was appointed mine manager, Grootegeluk Coal Mine in 1991 and in 1997 was promoted to general manager, Base Metals. Mike was appointed general manager, Iron Ore in 1999. On 1 June 2001 he was appointed executive director, business operations at Kumba. |
| Other current directorships | SIOC; Kumba Coal (Proprietary) Limited; Kumba Base Metals Limited; Kumba Environmental Rehabilitation Fund; Ticor South Africa KZN (Proprietary) Limited; Ticor South Africa (Proprietary) Limited |
| Directorships in past 5 years | Manganore Iron Mining Limited, Hope Downs Management Services |
| **Charles Frederick Meintjes** (43) | Executive director corporate services |
| Academic qualifications | BCom Acc, BCompt (Hons), CA(SA), Advanced Management Programme (Wharton) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Charles served his articles of clerkship at Arthur Young from 1985 to 1988. In 1988 he joined SARS. From 1990 to 1993, he worked for Deloitte & Touche as audit manager. He moved to Alusaf Limited in 1993 where he worked as manager until 1999. Charles joined Iscor in 1999 as group manager, information management and was promoted to general manager, continuous improvement Iscor Steel. He was appointed general manager, corporate information management in 2000. On 1 June 2001 he was appointed executive director, corporate services at Kumba. |
| Other current directorships | Kumba Coal (Proprietary) Limited; IHM Heavy Minerals (Proprietary) Limited; Kumba Base Metals (Proprietary) Limited; Ticor Limited; Ticor South Africa |
| Directorships in past 5 years | GijimaAST Group Limited; Glen Douglas Dolomite (Proprietary) Limited |
| **Non-executive directors** | |
| **Philip Michael Baum (51)** | Non-executive director |
| Academic qualifications | BCom, LLB, Higher Diploma in Tax Law |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Philip is chairman and chief executive of Anglo American Ferrous Metals and Industries Division and is responsible for Group Procurement. He joined the group in 1979 and has worked in a variety of positions, including head of the small medium enterprise initiative, chief executive of Anglo American Corporation Zimbabwe Limited and chief operating Officer of AASA. |
| Other current directorships | Kumba Iron Ore Limited; AACMED Holdings (Proprietary) Limited; Anglo American SA Finance Limited; Anglo American South Africa Limited; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited, Anglo American Corporation Zimbabwe Limited; Tenon Investment Holdings (Proprietary) Limited; Anglo Platinum Limited; Boart Longyear Limited; Hulett Aluminium (Proprietary) Limited; Orient Ocean Holdings Limited; Samancor Manganese (Proprietary) Limited; Anglo DAS Trust, The Tongaat-Hulett Group Limited |

| Non-executive directors | |
|---|---|
| Directorships in past 5 years | Anglovaal Mining Limited; Mondi South Africa Limited; Peruke Investment Holdings Limited; Steppe Eagle Limited; Tenon Investment Holdings (Proprietary) Limited; Whorl Investment Holdings (Proprietary) Limited; Zambia Copper Investments Limited; African Banking Corporation Zambia Limited; Highveld Steel and Vanadium Corporation Limited; Konkola Copper Mines (Pvt) Limited; Samancor Limited |
| **Barry Erskine Davison** (60) | Non-executive director |
| Academic qualifications | BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (Unisa) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Barry was Anglo Platinum's chief executive from 1997 until June 2003. In 1986 he joined the board of AAC. Appointed to Anglo American plc board on 15 May 2001. He has extensive mining industry experience, with a career starting at Johannesburg Consolidated Investment Company Limited, Consolidated Metallurgical Industries Limited, Consolidated Murchison Limited and Rustenburg Platinum Mines Limited. |
| Other current directorships | Anglo American Corporation of South Africa Limited; Anglo American Platinum Corporation Limited (formerly Rustenburg Platinum Holdings Limited); Anglo South Africa (Proprietary) Limited; Anglo South Africa Capital (Proprietary) Limited; Lebowa Platinum Mines Limited; Nedcor Limited; Potgietersrust Platinums Limited; Precious Metals Refiners (Proprietary) Limited; Rustenburg Platinum Mines Limited; The Tongaat-Hulett Group Limited |
| Directorships in past 5 years | Anglo American plc; Anglovaal Mining Limited, Anglo Platinum Limited; Highveld Steel and Vanadium Corporation Limited; Samancor Limited |
| **Jurie Johannes Geldenhuys** (63) | Non-executive director |
| Academic qualifications | BSc (Eng)(Electrical); BSc (Eng)(Mining); MBA (Stanford); Professional Engineer |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | From 1965 to 1980, Jurie held production and managerial posts on the gold, platinum and copper zinc mines of the then Anglovaal Group. From 1981 till retirement he served in technical and executive capacities involving gold, base metals, coal, ferrous metals and industrial minerals. He retired as managing director of Avgold Limited in 2000 and continued serving the group in a consulting capacity till 2002. Previously served on the boards of Anglovaal Limited, Avmin Limited, Freegold Consolidated Mines Limited, Hartebeestfontein Gold Mining Company Limited, Lorraine Gold Mines Limited, Eastern Transvaal Gold Mines Limited and Iscor Limited. Served as the Chamber of Mines President (1993-1994) and served on the Chamber's Executive Council, Gold Producers' Committee and various other Chamber related board committees. Has also served on the Atomic Energy Council and the National Water Advisory Council. |
| Other current directorships | Astral Food Limited |
| Directorships in past 5 years | Avgold Limited; Sallies Limited |

| Non-executive directors | |
|---|---|
| **Deenadayalen Konar** (51) | Non-executive director |
| Academic qualifications | BCom, CA(SA), MAS, DCom |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len began his career as an academic at the University of Durban-Westville. He then spent six years with the Independent Development Trust as head of investments and internal audit, prior to becoming a professional director of companies and consultant. |
| Other current directorships | South African Reserve Bank; Old Mutual Life Holdings (South Africa) Limited; Old Mutual Life Assurance Company (South Africa) Limited; Illovo Sugar Limited; J D Group Limited; Securities Regulation Panel; Automobile Association of South Africa; Steinhoff International Holdings Limited; The National Horseracing Authority; Credit Management Solutions Group (Proprietary) Limited; South African Reserve Bank Captive Insurance Company Limited; Development Bank of Southern Africa; Macsteel Holdings (Proprietary) Limited; Unitrans Limited; Sappi Limited; Mutual and Federal Insurance Company Limited; Mustek Limited; Sentech Limited; Outsourced Risk and Compliance Assessment (Proprietary) Limited; International Monetary Fund |
| Directorships in past 5 years | South African Forestry Company Limited; Genbel South Africa Limited; South African Airways (Proprietary) Limited; Pareto Limited |
| **Allen John Morgan** (58) | Non-executive director |
| Academic qualifications | BSc, BEng (Electrical), Pr Eng |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Allen began his career as an electrical engineer with Eskom in 1971. He was promoted to regional manager Eskom Orange Free State in 1986. In 1988 he was appointed distribution division manager and in the same year he was promoted to deputy general manager, distribution and marketing. He was appointed to Eskom's board in 1992 and served as executive director marketing and electrification, executive director sales and customer service and Eskom chief executive. |
| Other current directorships | Eskom Holdings |
| Directorships in past 5 years | Murray & Roberts Holdings Limited |
| **William Allen Nairn** (61) | Non-executive director |
| Academic qualifications | BSc (Eng) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Bill was appointed chief executive and managing director of JCI Limited in 1994. Bill joined AAC in 1997, when he was appointed an executive director. In January 2000, he was appointed group technical director of AA plc and retired from that board at the end of 2004. He has remained a non-executive director of Anglo Platinum, AngloGold Ashanti, Boart Longyear and Kumba, as well as serving on various board safety and sustainable development committees. |
| Other current directorships | Amzim Holdings Limited; Anglo American Corporation of South Africa Limited; Anglo American Corporation Zimbabwe Limited; Anglo American Platinum Corporation Limited; AngloGold Ashanti Limited; Boart Longyear Limited; Unki Mines (Pvt) Limited |

| Non-executive directors | |
|---|---|
| Directorships in past 5 years | Anglo American plc; Anglo Operations Limited; Anglo South Africa (Proprietary) Limited; Black Mountain Mineral Development Company (Proprietary) Limited; Gamsberg Zinc Corporation Limited; Avgold Limited; Chamber of Mines of South Africa; Konkola Copper Mines; Palabora Mining Company Limited; Western Areas Limited |
| **Sipho Abednego Nkosi** (51) | Chief executive officer (designate) |
| Academic qualifications | BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Sipho began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. Founder and chief executive officer of Eyesizwe Holdings. |
| Other current directorships | African Life Company (Proprietary) Limited; Everest Systems Solutions (Proprietary) Limited; Eyesizwe Coal (Proprietary) Limited; Eyesizwe Holdings (Proprietary) Limited; Eyesizwe Mining (Proprietary) Limited; Gold Fields Coal Limited; Great Basin Coal Limited; Richards Bay Coal Terminal Company Limited; Amawazi Technologies |
| Directorships in past 5 years | ABB (Proprietary) Limited; Power Generation Limited |
| **Cedric Michael Langton Savage** (67) | Non-executive director |
| Academic qualifications | BSc Eng, Pr Eng, MBA, ISMP (Harvard) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Cedric started his career as an engineer at Fairey Aviation in the UK. In 1963 he returned to SA to work as an engineer in the oil (Mobil) and textiles (Felt & Textiles) industries and subsequently as joint managing director of Rainbow Chickens. He joined the Tongaat Group in 1977 as managing director of Tongaat Foods, progressing to executive chairman of the building materials division and chief executive officer of The Tongaat-Hulett Group Limited in 1991. In 2002 he retired from executive duties and is now non-executive chairman of The Tongaat-Hulett Group Limited |
| Other current directorships | The Tongaat-Hulett Group Limited; Datatec Limited; Datatec International; Harmony Gold Mining Company Limited; Hulett Aluminium (Proprietary) Limited; Ned Limited; Ned Group Limited; |
| Directorships in past 5 years | AECI Limited; African Rainbow Minerals Gold Limited; African Products (Proprietary) Limited; BOE Limited; Boco (Proprietary) Limited; BOE Bank Limited; BOE Bank Holdings Limited; Corobrik (Proprietary) Limited; Delta Motor Corporation (Proprietary) Limited; Moreland Estates (Proprietary) Limited; Tongaat Group Limited; Tongaat-Hulett Sugar Limited; Tongaat Textiles (Proprietary) Limited;Tongaat-Hulett Management Services (Proprietary) Limited |
| **Neil Saul Segal** (65) | Non-executive director |
| Academic qualifications | BSc (Eng), PhD (Phys Chem)(Rand), DPhil (Economics)(Oxon) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | From 1970 to 1974 Nick was employed by the World Bank as senior economist on India. In 1978 he joined Coopers & Lybrand in the City of |

**Non-executive directors**

| | |
|---|---|
| | London as associate director. He founded international economic and public policy consultants Segal Quince Wicksteed (now SQW) Limited in 1983 in the UK. In 1992 he joined JCI Limited as group consultant, becoming a director in 1995. From 1997 to 1998 he served as an executive director of Anglovaal Limited, and from 1999 through 2003 he was director of the Graduate School of Business, University of Cape Town. He was president of the Chamber of Mines (1996-97), deputy chair of the organised business representative body Business South Africa (1996-98), a member of the Presidential Labour Market Commission (1995-96) and a member of the Council on Higher Education (1998-2002). He is a director of various boards, of both for- and not-for-profit organisations, nationally and in the Western Cape. |
| Other current directorships | Genesis Analytics (Proprietary) Limited |
| Directorships in past 5 years | None |
| **Fani Titi** (44) | *Non-executive director* |
| Academic qualifications | BSc (Hons), MA, MBA |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Fani has worked as a private equity investment professional with Kagiso Trust Investment Company (Proprietary) Limited and now TisoGroup (Proprietary) Limited, where he is chairman. He was previously an executive director of African Bank Investments Limited and chief executive of Kagiso Media Limited. |
| Other current directorships | AECI Limited; Investec Limited, Investec plc; New Africa Investments Limited |
| Directorships in past 5 years | The Bidvest Group Limited; Armaments Corporation of South Africa Limited |
| **Polelo Lazarus Zim** (45) | Non-executive director |
| Academic qualifications | BCom, BCom (Hons), MCom |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Lazarus was, until recently, Chief Executive Officer of Anglo American South Africa Limited and Chairman of Anglo Operations Limited. Lazarus is President of the Chamber of Mines. Lazarus is former Chief Executive Officer of M-Net Supersport and former Managing Director of MTN International Limited. |
| Other current directorships | Anglo American South Africa Limited; Anglo Platinum Corporation Limited; Anglo South Africa Capital (Proprietary) Limited; AngloGold Ashanti Limited; Anglo Operations Limited; Mondi SA Limited; Telkom SA Limited; Afripalm (Proprietary) Limited; Carol Thomas (Proprietary) Limited; Joadrome Investments (Proprietary) Limited; Sanlam Limited and Zim Holdings (Proprietary) Limited. |
| Directorships in past 5 years | Anglo American Corporation of South Africa Limited; Anglo Zimele Empowerment Initiative Limited; Armaments Corporation of South Africa Limited. |

### 1.2 Proposed directors of Exxaro

***1.2.1*** Subject to the transaction becoming unconditional, the following Kumba Board members have indicated that they will resign with effect from the transaction completion date:

| | |
|---|---|
| P L Zim | W A Nairn |
| B E Davison | Dr N S Segal |
| C F Meintjes | F Titi |
| A J Morgan | |
| C M L Savage | |

***1.2.2*** In terms of the Kumba articles, the Kumba Board, who may fill any casual vacancies on the Kumba Board, has resolved to appoint the following directors to the Exxaro Board with effect from the transaction completion date:

| | |
|---|---|
| U Khumalo | N Nyembezi-Heita |
| V Z Mntambo | N Sowazi |
| R P Mohring | D R Zihlangu |
| P K V Ncetezo | |

The attention of Kumba shareholders is drawn to article 15.2 of the Kumba articles of association, in terms of which the directors listed in this 1.2.2 will retire at the next annual general meeting of Exxaro and will be eligible for re-election by Exxaro shareholders.

***1.2.3*** Pursuant to the resignations contemplated in 1.2.1 above and the appointments contemplated in 1.2.2 above, the Exxaro Board will consists of the following 14 directors with a further two appointments to be made in due course:

| | |
|---|---|
| P M Baum * | R P Mohring # |
| Dr C J Fauconnier | P K V Ncetezo* |
| J J Geldenhuys # | S A Nkosi |
| U Khumalo * | N Nyembezi-Heita # |
| M J Kilbride | N Sowazi * |
| Dr D Konar # | D J van Staden |
| V Z Mntambo * | D R Zihlangu * |

* *Non-executive*
\# *Independent non-executive*

| **Non-executive directors** | |
|---|---|
| **Ufikile Khumalo** (40) | Non-executive director |
| Academic qualifications | BSc (Eng), MSc Eng (UCT), MAP (Wits); Snr Exec Dev Programme (Harvard) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Ufikile served with Sasol, Eskom and Bevcan prior to joining the IDC. He held several positions during 1999 – 2005, including head, international finance; executive vice president industrial sectors and executive vice president; projects. He provided strategic direction in the industrial sectors on large projects. He was also involved in evaluating investment proposals thus contributing to successfully implementing the IDC's development mandate. |
| Other current directorships | Khula Private Equity Fund; Ufikile Consulting (Proprietary) Limited |
| Directorships in past 5 years | Digicore Holdings Limited; Global Forest Products (Proprietary) Limited; Wireless Business Solutions (Proprietary) Limited; Credit Guarantee Limited; Lodox SA (Proprietary) Limited; Secureworx (Proprietary) Limited; Zenergy SA (Proprietary) Limited |

| Non-executive directors | |
|---|---|
| **Vincent Zwelibanzi Mntambo** (48) | Non-executive director |
| Academic qualifications | BJuris, LLB, LLM |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Zwelibanzi is the founder of Katiba PMC. He was previously senior lecturer at the University of Natal, executive director of IMSSA and Director-General of the Gauteng Province. He is chairman of Eyesizwe Coal (Proprietary) Limited. He is serving a third term as non-executive chairman of the Commission for Conciliation, Mediation and Arbitration. He has experience in business strategy, organisational development and conflict management. |
| Other current directorships | Eyesizwe Mining (Proprietary) Limited; Eyesizwe Coal (Proprietary) Limited; Aveng Limited |
| Directorships in past 5 years | Sediba Designs and Marketing (Proprietary) Limited; Everest Systems Solutions (Proprietary) Limited |
| **Richard Peter Mohring** (59) | Non-executive director |
| Academic qualifications | BSc (Eng)(Mining); MDP; PMD (Harvard); Professional Engineer |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | From 1998 until 2000, Richard was the chief executive officer of NewCoal, a black empowerment initiative set up by Anglo Coal and Ingwe Coal Corporation to identify a suitable BEE group to purchase certain assets belonging to the vendors and establish a new BEE coal company. Eyesizwe Coal, the largest BEE coal company in South Africa, was formed in November 2000 through this process. From 2000 until 2003, Richard was the deputy chief executive officer of Eyesizwe Coal. As such, he was responsible for the operational control of mines producing 25 million tonnes of coal per annum, new business development, technical services and health and safety. In December 2003, Richard retired from Eyesizwe Coal and set up a private consulting company, Mohring Mining Consulting. |
| Other current directorships | Eyesizwe Coal (Proprietary) Limited |
| Directorships in past 5 years | Gold Fields Coal Limited; Matla Coal Limited; Naudven Mining (Proprietary) Limited; Regbeleg Minerale Beleggings (Eiendoms) Beperk; Richards Bay Coal Terminal Company Limited; Sheepmoor Coal (Proprietary) Limited; Trefkor (Eiendoms) Beperk; Waterberg Coal Limited |
| **Pinkie Kedibone Veronica Ncetezo** (49) | Non-executive director |
| Academic qualifications | BA Social work (UniZul); MBA (Open University UK); Diploma in Management (Open University UK); MAP (Wits Business School); MEd (Ohio University USA) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Pinkie is the chief executive officer of SAWIMIH. She was a member of the business development committee of SAWIMA from May 2003 until February 2004. From 1983 to 1985 and 1988 to 2003, she held a number of positions at IBM, including Client Relationship Manager, Team Leader – Customer Service Operations and Business Administrator. |
| Other current directorships | Eyabantu Consortium, Parmtro Investments, Loago Business Enterprise and Ditswammung Mineral Resources Consortium (DMRC) |
| Directorships in past 5 years | Bakgotsi Oils, Kamoso Investments |

**Non-executive directors**

| | |
|---|---|
| **Nonkululeko Nyembezi-Heita** (46) | Non-executive director |
| Academic qualifications | BSc Honours (Electrical Engineering)(University of Manchester Institute of Science and Technology); MSc (EE) from the California Institute of Technology; MBA from the Open University Business School (UK). |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Nku is the Chief Corporate Strategy Officer for the Vodacom Group responsible for the formal strategy formulation for shareholders and management of the group. Nku was previously Chief Executive Officer of Alliance Capital Management and Chairperson of Alliance Capital Namibia. She has extensive general management and marketing experience, having fulfilled various technical, marketing and management roles at IBM in the United States, South Africa and Namibia prior to joining Alliance.<br><br>She began her professional career as an engineer at the Research Triangle Park, IBM's premier research and development facility in Raleigh, North Carolina. Thereafter, she worked at IBM's offices in Dallas, Texas after which she joined IBM South Africa in a marketing role looking after one of IBM's largest corporate accounts. Nku established IBM's Namibian operation which she ran successfully for a number of years. Immediately prior to joining Vodacom, she served as Chief Executive Officer of Alliance Capital, a 'boutique' fund management house whose parent company was listed on the New York Stock Exchange. |
| Other current directorships | Arivia.kom; Denel, Bond Exchange of South Africa; Thabo Mbeki Education Trust and the ComMark Trust (both of which are not-for-profit organisations) |
| Directorships in past 5 years | Standard Bank Namibia, Vodacom and Agricultural Bank of Namibia |
| **Nkululeko Sowazi** (43) | Non-executive director |
| Academic qualifications | BA (US International University), MA (Urban and regional planning) (UCLA) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Nkululeko is founding deputy chairman of the Tiso Group, a BEE investment holding company with interests in natural resources, industrial services and investment banking. The Tiso Group is Investec's empowerment partner. Nkululeko was previously executive deputy chairman at African Bank and managing director of the Mortgage Indemnity Fund. He is chairman of Idwala Industrial Holdings and the Home Loan Guarantee Company and the Financial Markets Trust. |
| Other current directorships | Home Loan Guarantee Company; Tiso Group (Proprietary) Limited formerly Tiso Capital (Proprietary) Limited; Idwala Industrial Holdings (Proprietary) Limited formerly Born Free Investments 98 (Proprietary) Limited; Trident Steel Holdings (Proprietary) Limited; Financial Markets Trust; Alstom S.A (Proprietary) Limited; Grinaker LTA |
| Directorships in past 5 years | Tiso Management Company (Proprietary) Limited; Tiso Capital Partners (Proprietary) Limited; Tiso Investment Holdings (Proprietary) Limited; Idwala Industrial Holdings (Proprietary) Limited; Tiswala Investments (Proprietary) Limited; Tiso Industries Finance (Proprietary) Limited; Tiso Industries (Proprietary) Limited; Jadeport Investments (Proprietary) Limited; AEL Holdco Limited; Trident Steel Holdings (Proprietary) Limited; Grinaker LTA; Tiso Chemicals (Proprietary) Limited; Qakazana Investments (Proprietary) Limited; Tiso Energy (Proprietary) Limited; Improchem (Proprietary) Limited |

| Non-executive directors | |
|---|---|
| **Dalikhaya Rain Zihlangu** (39) | Non-executive director |
| Academic qualifications | BSc (Min Eng) (Wits), MDP (SBL, Unisa), MBA (WBS, Wits) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Dalikhaya is the chief executive officer of Eyabantu Capital Consortium. Between 1989 and 1994 he was a stoper/developer and shift boss at Vaal Reefs Gold Mining Company. From 1995 until 2002, he was a shift boss, mine overseer, operations manager and mine manager at Impala Platinum Limited. Dalikhaya was the chief executive officer of Alexkor Limited from 2002 until 2005. |
| Other current directorships | Eyabantu Capital Consortium; Zihlangu Investments; Eyabantu Investment Holdings; Eyabantu Petroleum; Eyesizwe Coal; Eyabantu Capital |
| Directorships in past 5 years | Alexkor; Batlile Projects; Phanda Projects; Zakheni Coal; Zakheni Forests; Zakheni Mining; |

## 2. DIRECTORS' SERVICE CONTRACTS AND RESTRAINT OF TRADE PAYMENTS

All executive directors' normal contracts are subject to six calendar months' notice. Non-executive directors are not bound by service contracts. There are no restraints of trade associated with the contracts.

As published in the press on 23 February 2006:

- Dr C J Fauconnier will remain as the chief executive officer of Exxaro until 31 August 2007, whereafter he will be succeeded as chief executive officer by S A Nkosi, current chief executive officer of Eyesizwe Coal;
- D J van Staden will continue as chief financial officer for a period of two years which can be extended by mutual agreement;
- M J Kilbride will continue as chief operating officer for a minimum period of two years which can also be extended by mutual agreement; and
- C F Meintjes, Kumba's current executive director corporate services, has decided to pursue his own interests. However, he will continue to oversee the implementation of the transaction as well as the transition and integration process until 31 December 2006.

## 3. DIRECTORS' REMUNERATION

### 3.1 Proposed remuneration

The proposed remuneration for Exxaro's executive directors for the 2006 financial year is set out below:

| | Basic salary Rand | Employer pension contributions Rand | Medical contributions Rand | Total Rand |
|---|---|---|---|---|
| Dr C J Fauconnier | 3 396 280 | | 15 360 | 3 411 640 |
| S A Nkosi | 2 807 984 | 233 066 | 15 360 | 3 056 520 |
| D J van Staden | 2 065 714 | 171 457 | 15 360 | 2 252 640 |
| M J Kilbride | 2 337 928 | 194 042 | 15 360 | 2 547 330 |

The proposed remuneration for various positions on the Exxaro Board for the 2006 financial year is set out below:

| Designation | Salary/Fees Rand |
|---|---|
| Chairman | 286 225 |
| Non-executive director | 143 113 |
| Audit and risk management committee chairman | 90 950 |
| Audit and risk management committee member | 45 796 |
| Board committee chairman | 68 480 |
| Board committee member | 34 347 |

Details of the remuneration packages will be reported on an annual basis in terms of the Listings Requirements.

No fees have been paid, accrued or proposed to be paid by Kumba to any third party in lieu of directors' fees. No payment has been made to any director or proposed director in the three years preceding the date of issue of these revised listing particulars as an inducement to become a director.

On 19 January 2005, the Kumba Board implemented an incentive plan in terms of which certain employees would receive an incentive payment for developing and implementing an empowerment transaction which achieved certain objectives. The maximum amounts payable to executive directors of Kumba in terms of this incentive plan are set out below:

| | R million |
|---|---:|
| C J Fauconnier | 2,2 |
| D J van Staden | 1,2 |
| M J Kilbride | 1,0 |
| C F Meintjies | 0,9 |
| | 5,3 |

## 3.2 Historical remuneration

The historical remuneration and benefits paid to Kumba directors during the year ended 31 December 2005 are set out below.

| Name | Basic salary R | Fees for services R | Performance bonuses[1] R | Benefits and allowances[2] R | Retirement fund contributions R | Medical fund contributions R | Compensation on retirement from executive office R | Other R | Total R |
|---|---:|---:|---:|---:|---:|---:|---:|---:|---:|
| **Executive directors** | | | | | | | | | |
| Dr C J Fauconnier | 2 927 187 | | 454 144 | 188 064 | | 21 369 | | 3 278 | 3 594 042 |
| M J Kilbride | 1 594 384 | | 276 242 | 344 367 | 191 547 | 14 993 | | 2 467 | 2 424 000 |
| C F Meintjes | 1 539 004 | | 249 314 | 152 477 | 166 654 | 15 913 | | 2 365 | 2 125 727 |
| D J van Staden | 1 557 136 | | 262 778 | 264 111 | 182 211 | 27 745 | | 2 400 | 2 296 381 |
| R G Wadley[3] | 806 554 | | 113 334 | 190 773 | 88 405 | 7 451 | 1 358 785 | 1 288 | 2 566 590 |
| | | | | | | | | | 13 006 740 |
| Less gains on share scheme | | | | | | | | | |
| Add share-based payment expense | | | | | | | | | 2 973 434 |
| Total remuneration paid by Kumba | | | | | | | | | 15 980 174 |
| Non-executive directors | | | | | | | | | |
| P M Baum[4] | | 165 850 | | 7 215 | | | | | 173 065 |
| B E Davison[4] | | 133 750 | | 4 950 | | | | | 138 700 |
| T L de Beer | | 240 750 | | 10 421 | | | | | 251 171 |
| J J Geldenhuys | | 230 050 | | 9 599 | | | | | 239 649 |
| Dr D Konar | | 219 350 | | 6 648 | | | | | 225 998 |
| M L D Marole[5] | | 87 212 | | 1 480 | | | | | 88 692 |
| A J Morgan[6] *(Chairman)* | | 255 017 | | 5 371 | | | | | 260 388 |
| W A Nairn[4] | | 165 850 | | 5 877 | | | | | 171 727 |
| S A Nkosi | | 165 850 | | 6 421 | | | | | 172 271 |
| C M L Savage | | 133 750 | | | | | | | 133 750 |
| Dr N S Segal | | 176 550 | | 5 206 | | | | | 181 756 |
| F Titi | | 165 850 | | 5 258 | | | | | 171 108 |
| P L Zim[4] | | 137 258 | | 4 978 | | | | | 142 236 |
| | | | | | | | | | 2 350 511 |

1. All incentive schemes are performance related and were approved by the Kumba Board. The three-tier incentive scheme includes the incentive linked to the Kumba business improvement programme initiatives and applies to all employees throughout the Kumba Group.
2. Include travel and entertainment allowances.
3. Resigned as executive director on 30 June 2005.
4. Fees paid to their respective employers and not to them as individuals.
5. Resigned as a non-executive director and chairman from the Kumba Board on 15 April 2005.
6. Non-executive director who was appointed as non-executive chairman of the board on 15 April 2005.

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

## 4. DIRECTORS' INTERESTS IN EXXARO SHARES

The Exxaro directors and proposed Exxaro directors' beneficial and non-beneficial interests in Kumba shares, and therefore Exxaro shares, post the unbundling, as at the last practicable date, are as indicated in the tables below.

### 4.1 Existing directors

The shareholdings reflected below are the existing directors' shareholdings as at the last practicable date, before the implementation of the transaction.

| *Director* | Beneficial | | Non-beneficial | | | |
|---|---|---|---|---|---|---|
| **Number of shares** | *Direct* ('000) | *Non-direct* ('000) | *Direct* ('000) | *Non-direct* ('000) | *Total* ('000) | Percentage |
| **Executive** | | | | | | |
| Dr C J Fauconnier | 22 | | | | | <0,1 |
| M J Kilbride | | | | | | |
| C F Meintjes | | | | | | |
| D J van Staden | | | | | | |
| **Non-executive** | | | | | | |
| P M Baum | | | | | | |
| B E Davison | | | | | | |
| J J Geldenhuys | | | | | | |
| Dr D Konar | 0,2 | | | | | <0,1 |
| A J Morgan | | | | | | |
| W A Nairn | | | | | | |
| S A Nkosi | | | | | | |
| C M L Savage | | | | | | |
| Dr N S Segal | | | | | | |
| F Titi | | | | | | |
| P L Zim | | | | | | |

### 4.2 Proposed directors

The shareholdings reflected below are the shareholdings of the proposed Exxaro Board based on the assumption that the transaction had been implemented on the last practicable date and also based on the assumption that the *Igoda transaction has been implemented.*

| **Director** | Beneficial | | Non-beneficial | | | |
|---|---|---|---|---|---|---|
| | Direct ('000) | Non-direct ('000) | Direct ('000) | Non-direct ('000) | Total ('000) | Percentage |
| **Executive** | | | | | | |
| Dr C J Fauconnier | 22 | | | | | <0,1 |
| D J van Staden | | | | | | |
| S A Nkosi | | 6 643 | | | | 1,9 |
| M J Kilbride | | | | | | |

| **Director** | Beneficial | | Non-beneficial | | | |
|---|---|---|---|---|---|---|
| **Number of shares** | *Direct* ('000) | *Non-direct* ('000) | *Direct* ('000) | *Non-direct* ('000) | *Total* ('000) | *Percentage* |
| **Non-executive** | | | | | | |
| P M Baum | | | | | | |
| J J Geldenhuys | | | | | | |
| U Khumalo | | | | | | |
| N Nyembezi-Heita | | | | | | |
| Dr D Konar | 0,2 | | | | | <0,1 |
| V Z Mntambo | | 4 566 | | | | 1,3 |
| R P Mohring | | | | | | |
| P K V Ncetezo | | 723 | | | | 0,2 |
| N Sowazi | | 2 174 | | | | 0,6 |
| D R Zihlangu | | 1 311 | | | | 0,4 |

Independent [1]

No payment has been made to any director or proposed director in the three years preceding the date of these revised listing particulars as an inducement to become a director.

There have been no transactions in Kumba or Exxaro shares by the existing and the proposed directors since the end of the preceding financial year and the last practicable date.

There will be no change in the directors' shareholdings in Exxaro shares as a result of the Exxaro listing.

## 5. MANAGEMENT SHARE OPTION SCHEME

The management share options of the existing Kumba directors are disclosed below.

| Name | Options held | Exercise price | Expiry date |
|---|---|---|---|
| **Dr C J Fauconnier** | 307 520 | 25,85 | 2008/12/03 |
| | 65 440 | 32,80 | 2009/11/01 |
| | 92 880 | 39,30 | 2011/03/16 |
| Total | 465 840 | | |
| **M J Kilbride** | 35 840 | 16,54 | 2010/07/25 |
| | 151 320 | 25.85 | 2008/12/03 |
| | 40 710 | 32,80 | 2009/11/01 |
| | 50 750 | 39,30 | 2011/03/16 |
| Total | 278 620 | | |
| **C F Meintjes** | 20 490 | 16,30 | 2009/01/04 |
| | 24 890 | 16,54 | 2010/07/25 |
| | 135 640 | 25,85 | 2008/12/03 |
| | 35 220 | 32,80 | 2009/11/01 |
| | 48 040 | 39,30 | 2011/03/16 |
| Total | 264 280 | | |
| **D J van Staden** | 37 080 | 16,54 | 2010/07/25 |
| | 141 350 | 25,85 | 2008/12/03 |
| | 35 630 | 32,80 | 2009/11/01 |
| | 49 730 | 39,30 | 2011/03/16 |
| Total | 263 790 | | |

## 6. DIRECTORS' INTERESTS IN TRANSACTIONS

### 6.1 Existing directors' interests

S A Nkosi, a non-executive director of Kumba and the CEO designate, is a director of and shareholder in Eyesizwe Holdings, the controlling shareholder of Eyesizwe Mining. He is also a director of Eyesizwe Mining and of Eyesizwe Coal. Eyesizwe Mining is one of the Eyesizwe Coal vendors in terms of the Eyesizwe acquisition, as fully set out in the Kumba circular. S A Nkosi is therefore beneficially interested in the Eyesizwe acquisition.

S A Nkosi is also interested in the issue for cash, as fully set out in the Kumba circular, as a result of his indirect interest in BEE Holdco through Eyesizwe Holdings.

F Titi is a non-executive director of Kumba as well as a shareholder and director of Tiso, which will lead the Tiso Consortium in its participation in the transaction. F Titi is interested in the issue for cash as a result of his indirect interest in BEE Holdco through the Tiso Consortium.

Other than as disclosed in the Kumba circular and in these revised listing particulars, none of the existing directors of Kumba, or any of its subsidiaries, has any direct or indirect beneficial interest in any transactions which are or were unusual in their nature or conditions or significant to the business of Exxaro or its subsidiaries which were effected:

- during the current or immediately preceding financial year; or
- during an earlier financial period and which remain in any respect outstanding or unperformed.

### 6.2 Proposed directors' interests

P K V Ncetezo is a proposed non-executive director of Exxaro as well as a director of SAWIMIH, which will lead the Women's Group Consortium in its participation in the transaction. P K V Ncetezo is interested in the issue of shares for cash to BEE Holdco as a result of her indirect interest in BEE Holdco through the BEE Women's Group SPV.

N Sowazi is a proposed non-executive director of Exxaro as well as a director of Tiso, which will lead the Tiso Consortium in its participation in the transaction. N Sowazi is interested in the issue of shares for cash to BEE Holdco as a result of his indirect interest in BEE Holdco through the Tiso Consortium.

D R Zihlangu is a proposed non-executive director of Exxaro as well as a director of Eyabantu, which will lead the Eyabantu Consortium in its participation in the transaction. D R Zihlangu is interested in the issue of shares for cash to BEE Holdco as a result of his indirect interest in BEE Holdco through the Eyabantu Consortium.

Other than as set out above, none of the existing directors of Kumba, or any of its subsidiaries, has any direct or indirect beneficial interest in any transactions which are or were unusual in their nature or conditions or significant to the business of Exxaro or its subsidiaries which were effected:

- during the current or immediately preceding financial year; or
- during an earlier financial period and which remain in any respect outstanding or unperformed.

## 7. DIRECTORS' DECLARATIONS

None of the existing and proposed directors of Kumba have:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of compromise with their creditors;
- ever been found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- ever been involved in any receiverships, compulsory liquidations or creditors voluntary liquidations;
- ever been barred from entry into a profession or occupation; or
- ever been convicted in any jurisdiction of any criminal offence.

All the directors will have submitted completed directors' declarations in compliance with Schedule 21 of the Listings Requirements upon their appointment to the Exxaro Board.

## 8. SENIOR MANAGEMENT

### 8.1 Senior management profiles

Subject to the transaction becoming unconditional, the Exxaro senior management team will comprise Dr C J Fauconnier, M J Kilbride, D J van Staden and S A Nkosi as executive directors, as well as the members set out below.

| **Senior management** | |
|---|---|
| **Humphrey Mathe** (56) | Executive general manager corporate services |
| Academic qualifications | MSc (Exploration Geology) Rhodes University, PhD University of Natal, Durban |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | As head: technical and new business development division of Eyesizwe Coal (Proprietary) Limited, Humphrey was involved in the evaluation of Eyesizwe's uncommitted resources, various mining projects and new business development. He was appointed operations manager at Eyesizwe Coal (Proprietary) Limited in January 2004. He is also a director of Eyesizwe Mining. |

| Senior management | |
|---|---|
| **Mxolisi Mgojo** (46) | Executive general manager base metals and industrial minerals |
| Academic qualifications | BSc (Honours), MBA |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Mxolisi currently holds directorships at Glen Douglas Dolomite (Proprietary) Limited, Kumba Base Metals (Proprietary) Limited, Exxaro Ferroalloys and Alloystream (Proprietary) Limited, Rosh Pinah, Eyesizwe Coal, Eyesizwe Mining and Eyesizwe Holdings. |
| **Ernst Venter** (50 ) | Executive general manager coal |
| Academic qualifications | BEng (Hons), MBA, Advanced Management Programme – Insead, France |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Ernst is currently Executive General Manager, Exxaro Coal. Previously : GM Base Metals – Kumba Resources, MD Zincor, GM Consulting Services – Iscor, Manager Mining Technology – Iscor, Manager Coal Beneficiation Grootegeluk Coal Mine – Kumba Resources, Chief Engineer Process Development GG, Plant Superintendent GG, Plant Metallurgist – Sishen Iron Ore – Kumba Resources. |
| **Wim de Klerk** (42) | Executive general manager mineral sands |
| Academic qualifications | MCom (Taxation); UNISA – BCom (Hons) CTA; BCom (Hons) Acc;<br>Admitted to *South African Institute for Chartered Accountants* (SAICA) |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Since joining Iscor in 1996 he served on the executive management team of Iscor, responsible for strategy and continuous improvement, divestment of some of the non-core assets of the Iscor group and managed the Grootegeluk mine.<br>Since the separate listing of Kumba, he has been responsible for managing the mineral sands commodity business. |
| **Trevor Arran** (39) | Executive general manager corporate affairs and investor relations |
| Academic qualifications | BSc (Hons)(Econ Geology), AMP, BEP, Dip Project Management |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Trevor is currently Kumba's general manager, corporate affairs and investor relations, incorporating the company's sustainable development department. Prior to joining Kumba, he has previously worked as a mining analyst at JPMorgan Equities and has also been employed by Gold Fields of South Africa, BHP Diamonds and De Beers. He has a broad mining background supplemented by financial experience gained in the equity markets and investment banking. |
| **Riaan Koppeschaar** (36) | General manager corporate finance and treasury |
| Academic qualifications | CA(SA), Advanced Certificate (Taxation), Member of the Association of Corporate Treasurers |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Riaan is currently general manager, corporate finance and treasury responsible for overseeing the Kumba Group's treasury and corporate finance activities. He originally joined Iscor in 1993. With the separate listing of Kumba in 2001 he was appointed Manager; Corporate Finance and Treasury. He has gained extensive experience in structuring complex financing and other corporate transactions. |

| Senior management | |
|---|---|
| **Rian Strydom** (40) | General manager financial accounting |
| Academic qualifications | CA(SA) and member of the South African Institute of Chartered Accountants |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Since joining Iscor Limited in 1997 initially as a taxation adviser, he served as financial manager at Vereeniging steel works and Sishen iron ore mine. After the separate listing of Kumba in 2001, he was appointed as head of the Kumba Group's financial accounting function where he has gained extensive experience in statutory reporting in a listed environment, as well as enterprise wide risk management. He presently serves on the board of several subsidiaries, trusts and retirement funds of interest to the Kumba Group. |
| **Retha Piater** (51) | Executive general manager human resources |
| Academic qualifications | BCom (Honours), MBA |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Retha has 21 years of human resources experience (within Iscor/Kumba) at several commodity businesses, specifically in the area of remuneration. |
| **Marie Viljoen** (59) | Company secretary |
| Nationality | South African |
| Business address | Roger Dyason Road, Pretoria West, 0183 |
| Experience | Marie is the company secretary and has 20 years' experience in the field. She assumes responsibility for the Kumba Group's secretarial, administrative business and corporate governance services to ensure that Kumba meets its statutory and legal responsibilities. She has been with Kumba since listing in 2001 and was previously employed by Safair, Fedfood and the Bidvest Group. |

### 8.2 Senior management interests in transactions

M D M Mgojo is a shareholder in Eyesizwe Holdings, the controlling shareholder of Eyesizwe Mining. Eyesizwe Mining is one of the vendors of Eyesizwe Coal in terms of the Eyesizwe acquisition, as fully set out in the Kumba circular. H Mathe is a director of Eyesizwe Mining and it is anticipated that he will be a beneficiary of the Eyesizwe Mining Transformation Share Trust. H Mathe and M D M Mgojo are therefore beneficially interested in the Eyesizwe Coal acquisition.

H Mathe and M D M Mgojo are also interested in the issue for cash, as fully set out in the Kumba circular, as a result of their indirect interest in BEE Holdco through Eyesizwe Holdings.

The other senior managers listed in paragraph 8.1 above do not have any interests in the transactions.

# DETAILS OF IMMOVABLE PROPERTY OWNED OR LEASED

## 1. PROPERTY OWNED

### 1.1 Kumba properties

| Item | Property description | Portion number | Extent | Deed number |
|---|---|---|---|---|
| 1. | Appelvlakte 448 LQ | 1 | 256,9596 | T136805/2001 |
| 2. | Appelvlakte 448 LQ | RE | 881,8068 | T136805/2001 |
| 3. | Eendragtpan 451 LQ | Farm | 1196,1755 | T136805/2001 |
| 4. | Gelykebult 450 LQ | Farm | 1150,7836 | T136805/2001 |
| 5. | Gelykebult 455 LQ | Farm | 1087,2903 | T136805/2001 |
| 6. | Leeuwdrift 312 LQ | Farm | 1019,4714 | T136805/2001 |
| 7. | Goedehoop 457 LQ | Farm | 1036,3823 | T136805/2001 |
| 8. | Graaffwater 456 LQ | 1 | 342,6128 | T136805/2001 |
| 9. | Graaffwater 456 LQ | RE | 531,608 | T136805/2001 |
| 10. | Grootestryd 465 LQ | RE/3 | 168,9662 | T136805/2001 |
| 11. | Hanglip 508 LQ | 1 | 137,0451 | T136805/2001 |
| 12. | Hanglip 508 LQ | 2 | 85,6532 | T136805/2001 |
| 13. | Groothoek 504 LQ | Farm | 995,7028 | T136805/2001 |
| 14. | Turfvlakte 463 LQ | Farm | 968,6235 | T136805/2001 |
| 15. | Daarby 458 LQ | Farm | 1178,4195 | T136805/2001 |
| 16. | Enkelbult 462 LQ | Farm | 1255,2248 | T136805/2001 |
| 17. | Grootegeluk 459 LQ | Farm | 1091,2431 | T136805/2001 |
| 18. | Hieromtrent 460 LQ | Farm | 1016,7433 | T136805/2001 |
| 19. | Mccabesvley 311 LQ | Farm | 1096,7507 | T136805/2001 |
| 20. | Onbelyk 257 LQ | Farm | 1072,0083 | T136805/2001 |
| 21. | Naauw ontkomen 509 LQ | Farm | 883,4785 | T136805/2001 |
| 22. | Nelsonskop 464 LQ | 1 | 256,9596 | T136805/2001 |
| 23. | Onverwacht 503 LQ | RE | 291,522 | T136805/2001 |
| 24. | Vooruit 449 LQ | Farm | 1023,7727 | T136805/2001 |
| 25. | Shot Belt 438 LQ | 5 | 48,8233 | T24768/2002 |
| 26. | Shot Belt 438 LQ | RE | 107,4382 | T24768/2002 |
| 27. | Shot Belt 438 LQ | 4 | 976,402 | T24768/2002 |
| 28. | Rocky Dale 12975 HT | ANNEXE | 1,8189 | T60872/2002 |
| 29. | Heilbron 15594 GT | 1 | 161,8744 | T60872/2002 |
| 30. | Davelspruit 3742 HT | Farm | 14,9455 | T60872/2002 |
| 31. | Spies 3858 GT | Farm | 121,4058 | T60872/2002 |
| 32. | Cardwell Hoek 3859 GT | Farm | 20,2343 | T60872/2002 |
| 33. | Klip Rugh 4092 GT | RE PTN 1 | 94,6965 | T60872/2002 |
| 34. | Droogmynkeel | Farm | 121,4058 | T60872/2002 |
| 35. | East Hestlerton 6783 GT | RE | 249,6204 | T60872/2002 |
| 36. | East Hestlerton 6783 GT | 1 | 68,8673 | T60872/2002 |
| 37. | East Hestlerton 6783 GT | 2 | 22,3033 | T60872/2002 |
| 38. | East Hestlerton 6783 GT | 3 | 54,372 | T60872/2002 |
| 39. | East Hestlerton 6783 GT | RE PTN 4 | 14,4219 | T60872/2002 |
| 40. | Klip Rugh 4092 GT | RE | 147,7104 | T60872/2002 |
| 41. | East Hestlerton 6783 GT | 5 | 39,8741 | T60872/2002 |
| 42. | East Hestlerton 6783 GT | RE PTN 6 | 24,7527 | T60872/2002 |
| 43. | East Hestlerton 6783 GT | RE PTN 7 | 29,3675 | T60872/2002 |
| 44. | East Hestlerton 6783 GT | RE PTN 8 | 37,6497 | T60872/2002 |
| 45. | East Hestlerton 6783 GT | 9 | 21,1322 | T60872/2002 |
| 46. | East Hestlerton 6783 GT | RE 10 | 11,7004 | T60872/2002 |
| 47. | East Hestlerton 6783 GT | 11 | 26,2666 | T60872/2002 |
| 48. | East Hestlerton 6783 GT | RE 12 | 19,316 | T60872/2002 |
| 49. | East Hestlerton 6783 GT | 13 | 12,0444 | T60872/2002 |
| 50. | East Hestlerton 6783 GT | RE 14 | 24,2812 | T60872/2002 |

| Item | Property description | Portion number | Extent | Deed number |
|---|---|---|---|---|
| 51. | East Hestlerton 6783 GT | 15 | 10,6709 | T60872/2002 |
| 52. | East Hestlerton 6783 GT | 16 | 39,993 | T60872/2002 |
| 53. | East Hestlerton 6783 GT | 17 | 10,7104 | T60872/2002 |
| 54. | East Hestlerton 6783 GT | 18 | 9,0447 | T60872/2002 |
| 55. | East Hestlerton 6783 GT | 19 | 10,2158 | T60872/2002 |
| 56. | East Hestlerton 6783 GT | 21 | 7,689 | T60872/2002 |
| 57. | East Hestlerton 6783 GT | 22 | 11,3312 | T60872/2002 |
| 58. | East Hestlerton 6783 GT | 24 | 19,316 | T60872/2002 |
| 59. | East Hestlerton 6783 GT | 25 | 8,0926 | T60872/2002 |
| 60. | East Hestlerton 6783 GT | 26 | 37,6497 | T60872/2002 |
| 61. | East Hestlerton 6783 GT | 27 | 24,2812 | T60872/2002 |
| 62. | West Hestlerton 7512 GS | 11/12 share | 183,4434 | T60872/2002 |
| 63. | West Hestlerton 7512 GS | 1 | 2,3666 | T60872/2002 |
| 64. | West Hestlerton 7512 GS | 2 | 8,5839 | T60872/2002 |
| 65. | West Hestlerton 7512 GS | 3 | 4,1152 | T60872/2002 |
| 66. | West Hestlerton 7512 GS | 4 | 5,6099 | T60872/2002 |
| 67. | West Hestlerton 7512 GS | 5 | 6,5205 | T60872/2002 |
| 68. | West Hestlerton 7512 GS | 7 | 6,2962 | T60872/2002 |
| 69. | West Hestlerton 7512 GS | 8 | 4,0316 | T60872/2002 |
| 70. | West Hestlerton 7512 GS | 9 | 4,3908 | T60872/2002 |
| 71. | West Hestlerton 7512 GS | 10 | 8,7209 | T60872/2002 |
| 72. | West Hestlerton 7512 GS | 11 | 4,3554 | T60872/2002 |
| 73. | West Hestlerton 7512 GS | 12 | 10,4004 | T60872/2002 |
| 74. | West Hestlerton 7512 GS | 13 | 9,3305 | T60872/2002 |
| 75. | West Hestlerton 7512 GS | 14 | 4,6259 | T60872/2002 |
| 76. | West Hestlerton 7512 GS | 16 | 7,5878 | T60872/2002 |
| 77. | West Hestlerton 7512 GS | 17 | 4,6967 | T60872/2002 |
| 78. | West Hestlerton 7512 GS | 18 | 6,1032 | T60872/2002 |
| 79. | West Hestlerton 7512 GS | 20 | 28,2141 | T60872/2002 |
| 80. | West Hestlerton 7512 GS | 19/20 share in RE PTN 21 | 16,0405 | T60872/2002 |
| 81. | West Hestlerton 7512 GS | RE PTN 22 | 18,1602 | T60872/2002 |
| 82. | West Hestlerton 7512 GS | 23 | 27,4782 | T60872/2002 |
| 83. | West Hestlerton 7512 GS | RE PTN 25 | 24,2477 | T60872/2002 |
| 84. | West Hestlerton 7512 GS | 26 | 28,7985 | T60872/2002 |
| 85. | West Hestlerton 7512 GS | 27 | 29,6154 | T60872/2002 |
| 86. | West Hestlerton 7512 GS | 28 | 27,3871 | T60872/2002 |
| 87. | West Hestlerton 7512 GS | 29 | 31,8234 | T60872/2002 |
| 88. | West Hestlerton 7512 GS | 30 | 23,2037 | T60872/2002 |
| 89. | West Hestlerton 7512 GS | 31 | 26,5903 | T60872/2002 |
| 90. | West Hestlerton 7512 GS | 32 | 28,3102 | T60872/2002 |
| 91. | West Hestlerton 7512 GS | RE PTN 34 | 13,4212 | T60872/2002 |
| 92. | West Hestlerton 7512 GS | 35 | 29,9037 | T60872/2002 |
| 93. | West Hestlerton 7512 GS | 36 | 26,8307 | T60872/2002 |
| 94. | West Hestlerton 7512 GS | 37 | 27,3592 | T60872/2002 |
| 95. | West Hestlerton 7512 GS | 38 | 3,0554 | T60872/2002 |
| 96. | West Hestlerton 7512 GS | 39 | 6,078 | T60872/2002 |
| 97. | West Hestlerton 7512 GS | 40 | 4047 SQM | T60872/2002 |
| 98. | West Hestlerton 7512 GS | 41 | 12,5065 | T60872/2002 |
| 99. | West Hestlerton 7512 GS | RE PTN 42 | 3,6323 | T60872/2002 |
| 100. | West Hestlerton 7512 GS | 43 | 4,1664 | T60872/2002 |
| 101. | West Hestlerton 7512 GS | 44 | 1,224 | T60872/2002 |
| 102. | West Hestlerton 7512 GS | 45 | 10,7016 | T60872/2002 |
| 103. | West Hestlerton 7512 GS | 46 | 8094 SQM | T60872/2002 |
| 104. | West Hestlerton 7512 GS | 47 | 8094 SQM | T60872/2002 |
| 105. | West Hestlerton 7512 GS | 48 | 8094 SQM | T60872/2002 |
| 106. | West Hestlerton 7512 GS | 49 | 21,837 | T60872/2002 |
| 107. | West Hestlerton 7512 GS | 50 | 14,6238 | T60872/2002 |
| 108. | Wykeham 7582 GS | RE | 36,3382 | T60872/2002 |
| 109. | Wykeham 7582 GS | RE PTN 1 | 30,3474 | T60872/2002 |
| 110. | Wykeham 7582 GS | RE PTN 2 | 24,3807 | T60872/2002 |

| Item | Property description | Portion number | Extent | Deed number |
|---|---|---|---|---|
| 111. | Wykeham 7582 GS | 4 | 38,8827 | T60872/2002 |
| 112. | Wykeham 7582 GS | RE PTN 5 | 28,5992 | T60872/2002 |
| 113. | Wykeham 7582 GS | 3/4 share in PTN 7 | 58,7326 | T60872/2002 |
| 114. | Wykeham 7582 GS | RE PTN 8 | 36,6221 | T60872/2002 |
| 115. | Wykeham 7582 GS | 2/3 share in PTN 9 | 6513 SQM | T60872/2002 |
| 116. | Wykeham 7582 GS | 2/3 share in PTN 10 | 9106 SQM | T60872/2002 |
| 117. | Wykeham 7582 GS | 18 | 30,1037 | T60872/2002 |
| 118. | Wykeham 7582 GS | RE PTN 20 | 3,8445 | T60872/2002 |
| 119. | Wykeham 7582 GS | 21 | 4,0469 | T60872/2002 |
| 120. | Wykeham 7582 GS | 24 | 36,3381 | T60872/2002 |
| 121. | Wykeham 7582 GS | 25 | 4700 SQM | T60872/2002 |
| 122. | Wykeham 7582 GS | 26 | 4733 SQM | T60872/2002 |
| 123. | Wykeham 7582 GS | 27 | 4745 SQM | T60872/2002 |
| 124. | Wykeham 7582 GS | 28 | 4706 SQM | T60872/2002 |
| 125. | Wykeham 7582 GS | 29 | 4716 SQM | T60872/2002 |
| 126. | Wykeham 7582 GS | 30 | 4782 SQM | T60872/2002 |
| 127. | Wykeham 7582 GS | 31 | 4808 SQM | T60872/2002 |
| 128. | Wykeham 7582 GS | 32 | 4775 SQM | T60872/2002 |
| 129. | Wykeham 7582 GS | 33 | 3,8445 | T60872/2002 |
| 130. | Boys Kraal 7792 GT | 1 | 523,1542 | T60872/2002 |
| 131. | Boys Kraal 7793 GT | 2 | 220,6915 | T60872/2002 |
| 132. | Sewango 8404 GS | Farm | 186,3301 | T60872/2002 |
| 133. | Cornwall A 8935 GT | Farm | 2,7639 | T60872/2002 |
| 134. | Cornwall B 8420 GT | RE | 684,9249 | T60872/2002 |
| 135. | Cornwall B 8420 GT | RE PTN 15 | 10,0285 | T60872/2002 |
| 136. | Renier 8421 GT | RE | 6,2347 | T60872/2002 |
| 137. | Rocky Dale 8516 HT | RE | 486,4853 | T60872/2002 |
| 138. | Bismarck 8561 GS | RE | 402,1491 | T60872/2002 |
| 139. | Sweetwaters 8748 GT | Farm | 411,8287 | T60872/2002 |
| 140. | Boys Kraal 8945 GT | Farm | 220,6935 | T60872/2002 |
| 141. | Extension 8946 GT | RE | 27,0151 | T60872/2002 |
| 142. | Extension 8946 GT | 1 | 38,1905 | T60872/2002 |
| 143. | Extension 8946 GT | 2 | 27,3496 | T60872/2002 |
| 144. | Ruston 9012 GS | 3 | 347,6455 | T60872/2002 |
| 145. | Ruston 9012 GS | 4 | 61,7626 | T60872/2002 |
| 146. | Brompton 9013 | 4 | 250,9482 | T60872/2002 |
| 147. | Groenkloof 358 JR | 56 | 11,9914 | T111191/2002 |
| 148. | De Cango 26, Oudtshoorn Rd | 3 | 244,764 | T41.384/2002 |
| 149. | Withuis 72, Herbert Rd | 2 | 171,3064 | T1649/2002 |
| 150. | Mazelsfontein 75 Herbert Rd | 2 | 308,4569 | T1649/2002 |
| 151. | Mazelsfontein 75 Herbert Rd | 3 | 60,3181 | T1649/2002 |
| 152. | Wallmannsthal AH 163 | | 2,528 | T78327/2002 |
| 153. | Wallmannsthal AH 169 | | 2,6767 | T78327/2002 |
| 154. | Skurweplaas 355 JR | RE PTN 1 | 8,9 | T56703/2000 |
| 155. | Erasmia 350 JR | 8 | 8565 SQM | T56703/2000 |
| 156. | Zwartkop 356 JR | 240 | 47,8963 | T149944/2002 |
| 157. | Skurweplaas 353 JR | RE PTN 2 | 54,0672 | T56703/2000 |
| 158. | Alpha 765 HT | PTN | 34,3222 | T4653/1986 |
| 159. | Hlobane 506 HT | 2 | 579,9593 | T32120/1993 |
| 160. | Hlobane 506 HT | 38 | 76,6203 | T27576/1998 |
| 161. | Hlobane 506 HT | 39 | 33,78 | T27577/1998 |
| 162. | Hlobane 506 HT | 4 | 278,5471 | T32122/1993 |
| 163. | Hlobane 506 HT | 5 | 267,5563 | T32123/1993 |
| 164. | Hlobane 506 HT | RE | 722,3665 | T32127/1993 |
| 165. | Hlobane 506 HT | RE PTN 3 | 500,3559 | T32121/1993 |
| 166. | Hlobane 506 HT | RE PTN 32 | 70,2091 | T27576/1998 |
| 167. | Hlobane 506 HT | RE PTN 35 | 20,831 | T27576/1998 |
| 168. | Hlobane 506 HT | RE PTN 6 | 205,6877 | T32124/1993 |
| 169. | Hlobane 506 HT | RE PTN 7 | 170,8921 | T32125/1993 |

| Item | Property description | Portion number | Extent | Deed number |
|---|---|---|---|---|
| 170. | Hlobane 506 HT | RE PTN 8 | 243,5982 | T32126/1993 |
| 171. | Langgelegen 704 ht | 3 | 302,1717 | T3061/1941 |
| 172. | Langgelegen 704 ht | 4 | 302,1717 | T4652/1952 |
| 173. | Langgelegen 704 HT | 6 | 302,1717 | T4652/1952 |
| 174. | Langgelegen 704 HT | RE PTN 2 | 302,1688 | T32129/1993 |
| 175. | Makalusi 245 HT | | 344,4118 | T30082/1981 |
| 176. | Nyembe 184 HU | 4 | 47,8417 | T8674/1998 |
| 177. | Nyembe 184 HU | 5 | 47,8417 | T26639/1996 |
| 178. | Rietvlei 150 HU | 15 | 7,3339 | T33007/1998 |
| 179. | Rietvlei 150 HU | 16 | 7,061 | T33007/1998 |
| 180. | Rietvlei 150 HU | 17 | 7,061 | T33007/1998 |
| 181. | Rietvlei 150 HU | 18 | 7,0687 | T33007/1998 |
| 182. | Rietvlei 150 HU | 19 | 7,0214 | T33007/1998 |
| 183. | Rietvlei 150 HU | 20 | 6,5505 | T33007/1998 |
| 184. | Rietvlei 150 HU | 21 | 5,7821 | T33007/1998 |
| 185. | Rietvlei 150 HU | 22 | 4,9986 | T33007/1998 |
| 186. | Vaalbank 38 VRYHEID | 15 | 0,4047 | T477/1976 |
| 187. | Vaalbank 38 VRYHEID | RE PTN 1 | 691,429 | T32134/1993 |
| 188. | Vaalbank 38 VRYHEID | RE PTN 16 | 74,0531 | T27572/1998 |
| 189. | Vrede 154 HU | 13 | 53,8232 | T32130/1993 |
| 190. | Vrede 154 HU | 14 | 457,4226 | T32132/1993 |
| 191. | Vrede 154 HU | RE PTN 1 | 382,4386 | T32131/1993 |
| 192. | Vrede 154 HU | RE PTN 7 | 36,2748 | T24430/1993 |
| 193. | Vrede 154 HU | RE PTN 8 | 132,0772 | T24430/1993 |
| 194. | Waterval 84 HT | 1 | 1011,5834 | T19159/1994 |
| 195. | Waterval 84 HT | RE | 1011,5834 | T7056/1957 |
| 196. | Welgevonden 287 HT | 17 | 20,7629 | T19479/1998 |
| 197. | Welgevonden 287 HT | 18 | 20,762 | T8353/1975 |
| 198. | Welgevonden 287 HT | 19 | 20,7629 | T18606/1979 |
| 199. | Welgevonden 287 HT | 20 | 20,7629 | T12713/1997 |
| 200. | Welgevonden 287 HT | 21 | 20,7617 | T7913/1998 |
| 201. | Welgevonden 287 HT | 22 | 20,7608 | T9147/1997 |
| 202. | Welgevonden 287 HT | 23 | 20,7649 | T22954/1997 |
| 203. | Welgevonden 287 HT | 24 | 20,7622 | T22954/1997 |
| 204. | Welgevonden 287 HT | 25 | 20,7634 | T22954/1997 |
| 205. | Welgevonden 287 HT | 26 | 20,7625 | T22954/1997 |
| 206. | Welgevonden 287 HT | 27 | 20,7632 | T38909/1994 |
| 207. | Welgevonden 287 HT | 28 | 20,7622 | T30119/1997 |
| 208. | Welgevonden 287 HT | 4 | 270,1873 | T25587/1990 |
| 209. | Welgevonden 287 HT | 5 | 399,1485 | T213/1986 |
| 210. | Welgevonden 287 HT | 6 | 228,3771 | T8327/1945 |
| 211. | Welgevonden 287 HT | 7 | 242,3286 | T39138/2003 |
| 212. | Welgevonden 287 HT | RE PTN 2 | 465,7844 | T7808/1990 |
| 213. | Welgevonden 287 HT | RE PTN 3 | 292,9924 | T1902/1985 |
| 214. | Welgevonden 287 HT | RE PTN 9 | 365,1838 | T34003/1997 |
| 215. | Moabsvelden 248 IR | 2 | 180,8342 | T9659/2002 |
| 216. | Witklip 229 IR | 10 | 8,5653 | T117235/2004 |
| 217. | Goedgedacht 228 IR | RE PTN 9 | 241,8216 | T9659/2002 |
| 218. | Kenbar 257 IR | | 583,7245 | T9659/2002 |
| 219. | Leeuwpan 246 IR | 3 | 110,9459 | T9659/2002 |
| 220. | Moabsvelden 248 IR | RE PTN 12 | 170,1573 | T9659/2002 |
| 221. | Moabsvelden 248 IR | RE PTN 13 | 170,4844 | T9659/2002 |
| 222. | Wolvenfontein 244 IR | 8 | 393,4968 | T9659/2002 |
| 223. | Moabsvelden 248 IR | 44 | 39,1119 | T33044/2003 |
| 224. | Moabsvelden 248 IR | 49 | 44,3231 | T70387/2004 |
| 225. | Witklip 229 IR | 4 | 142,3625 | T9659/2002 |
| 226. | Weltevreden | 7 | 259,135 | T9659/2002 |
| 227. | Moabsvelden 248 IR | 49 | 44,3231 | T70387/2004 |
| 228. | Wolvenfontein 244 IR | 9 | 2,7053 | T162298/2004 |
| 229. | Wolvenfontein 244 IR | 10 | 2835 | T162298/2004 |

| Item | Property description | Portion number | Extent | Deed number |
|---|---|---|---|---|
| 230. | Erf 667 Witkop | 2552 SQM | | T58426/2000 |
| 231. | Erf 684 Witkop | 2552 SQM | | T58426/2000 |
| 232. | Erf 692 Witkop | 2552 SQM | | T58426/2000 |
| 233. | Erf 695 Witkop | 3716 SQM | | T58426/2000 |
| 234. | Erf 641 Witkop | 2142 SQM | | T58426/2000 |
| 235. | Erf 642 Witkop | 2552 SQM | | T58426/2000 |
| 236. | Erf 665 Witkop | 2907 SQM | | T58426/2000 |
| 237. | Erf 679 Witkop | 2552 SQM | | T58426/2000 |
| 238. | Erf 590 Witkop | 1377 SQM | | T58426/2000 |
| 239. | Erf 700 Witkop | | 1,2586 | T58426/2000 |
| 240. | Erf 681 Witkop | 2061 SQM | | T58426/2000 |
| 241. | Erf 338 Witkop | 5318 SQM | | T58426/2000 |
| 242. | Erf 1 Witkop | 2313 SQM | | T58426/2000 |
| 243. | Erf 2 Witkop | 2559 SQM | | T58426/2000 |
| 244. | Erf 228 Witkop | 2552 SQM | | T58426/2000 |
| 245. | Erf 229 Witkop | 2098 SQM | | T58426/2000 |
| 246. | Erf 249 Witkop | 2552 SQM | | T58426/2000 |
| 247. | Erf 587 Witkop | 2552 SQM | | T58426/2000 |
| 248. | Erf 699 Witkop | RE | 1,6662 | T58426/2000 |
| 249. | Erf 494 Witkop | 3236 SQM | | T58426/2000 |
| 250. | Erf 664 Witkop | 1296 SQM | | T58426/2000 |
| 251. | Erf 663 Witkop | 2552 SQM | | T58426/2000 |
| 252. | Erf 666 Witkop | 2552 SQM | | T58426/2000 |
| 253. | Erf 685 Witkop | 2922 SQM | | T58426/2000 |
| 254. | Erf 691 Witkop | 2922 SQM | | T58426/2000 |
| 255. | Erf 696 Witkop | 1916 SQM | | T58426/2000 |
| 256. | Erf 694 Witkop | 2932 SQM | | T58426/2000 |
| 257. | Erf 529 Witkop | 2552 SQM | | T58426/2000 |
| 258. | Erf 680 Witkop | 2552 SQM | | T58426/2000 |
| 259. | Erf 639 Witkop | 2552 SQM | | T58426/2000 |
| 260. | Erf 693 Witkop | 2539 SQM | | T58426/2000 |
| 261. | Erf 683 Witkop | 2552 SQM | | T58426/2000 |
| 262. | Erf 682 Witkop | 1408 SQM | | T58426/2000 |
| 263. | Erf 230 Witkop | 6164 SQM | | T58426/2000 |
| 281. | Witkoppies 373 IR | 4 | 258,587 | T58426/2000 |
| 282. | Witkoppies 373 IR | 8 | 71,5628 | T58426/2000 |
| 283. | Witkoppies 373 IR | 3 | 56,181 | T58426/2000 |
| 284. | Lot 160 Umhlatuzi 13938 | RE | 10,1172 | T20197/2003 |
| 285. | Lot 161 Umhlatuzi 13938 | 1 | 10,1172 | T7986/2005 |
| 286. | Lot 91 Umlalazi 10011 | 3 | 123,0852 | T64206/2000 |
| 287. | Lot 91 Umlalazi 10011 | RE | 122,8001 | T64206/2000 |
| 288. | Mon Desir 782 LT | 1 | 705,2161 | T42156/1997 |
| 289. | Mon Desir 782 LT | RE | 1178,7532 | T146009/2004 |
| 300. | Rubbervale 784 LT | 14 | 615,1094 | T37241/1997 |
| 301. | Solomons Mine 762 LT | 4 | 187,8601 | T42156/1997 |
| 302. | Solomons Mine 762 LT | RE OF PTN 3 | 1146,3613 | T6595/2002 |
| 303.. | Solomons Mine 762 LT | RE | 768,6961 | T146009/2004 |
| 304. | Platveld 752 LT | 1 | 1885,187 | T123198/1996 |
| 305. | Quagga 759 LT | 2 | 118,1995 | T42156/1997 |
| 306. | Quagga 759 LT | RE | 2864,5723 | T43794/2001 |
| 307. | Gage 16695 | 3 | 76,1254 | T32727/1999 |
| 308. | Erf 7950 | 3 | 21,688 | T39931/2005 |
| 309. | Erf 7950 | 4 | 2887 SQM | T39932/2005 |
| 310. | Erf 7950 | RE | 70,2345 | T14391/2001 |
| 311. | Lot 197 Empangeni 12418 GU | 6 | 74,0516 | T14391/2001 |
| 312 | Areachap 426, Gordina Rd | 2 | 129,9941 | T1708/2006 |

## 1.2 Eyesizwe Coal properties

| Item | Property description | Extent | Deed number |
|---|---|---|---|
| 1. | Portion 1 of the farm Haasfontein 28 | 149,53 | T39160/2002 |
| 2. | Portion 7 of the farm Haasfontein 28 | 148,7195 | T47035/2003 |
| 3. | Portion 15 of the farm Vaalkranz 29 | 988,1355 | T47036/2003 |
| 4. | Portion 16 of the farm Vaalkranz 29 | 955,7083 | T47036/2003 |
| 5. | Portion 7 of the farm Diepspruit 41 | 6,8523 | T47037/2003 |
| 6. | Portion 8 of the farm Diepspruit 41 | 42,8266 | T47031/2003 |
| 7. | Portion 9 of the farm Diepsruit 41 | 17,1306 | T47032/2003 |
| 8. | Portion 10 of the farm Diepsruit 41 | 42,8331 | T47033/2003 |
| 9. | Remaining extent of the farm Rietfontein 43 | 500,9713 | T47039/2003 |
| 10. | Portion 3 of the farm Rietfontein 43 | 78,4736 | T47038/2003 |
| 11. | Portion 21 of the farm Vierfontein 61 (? Share) | 111,5819 | T31969/1978 |
| 12. | Portion 22 of the farm Vierfontein 61 (? Share) | 171,3078 | T1727/2003 |
| 13. | Portion 26 of the farm Vierfontein 61 | 477,763 | T46568/2004 |
| 14. | Portion 53 of the farm Vierfontein 61 | 108,8079 | T41532/2004 |
| 15. | Portion 12 of the farm Rietvlei 62 | 10,83 | T46568/2004 |
| 16. | Portion 5 of the farm Haasfontein 85 | 200 | T1734/2003 |
| 17. | Portion 1 of the farm Naboth 167 | 135,2078 | T77921/2003 |
| 18. | Portion 11 of the farm Vaalwater 173 | 165,5462 | T77921/2003 |
| 19. | Portion 21 of the farm Vaalwater 173 | 123,9709 | T77921/2003 |
| 20. | Portion 4 of the farm Groblersrecht 175 | 214,133 | T77921/2003 |
| 21. | Portion 2 of the farm Goeden Hoop 205 | 214,1307 | T77921/2003 |
| 22. | Clydesdale 483 (2/3 Share) | 183,6166 | T81739/1989 |
| 23. | Portion 9 of the farm Witbank 300 | 85,2064 | T47989/2003 |
| 24. | Portion 10 of the farm Witbank 300 | 105,7817 | T47989/2003 |
| 25. | Portion 2 of the farm Rietvlei 310 | 550,9523 | T40609/2003 |
| 26. | Remaining extent of the farm Paardeplaats 425 | 185,4226 | T77923/2003 |
| 27. | Portion 2 of the farm Paardeplaats 425 | 161,9775 | T77923/2003 |
| 28. | Portion 13 of the farm Zoekop 426 | 40,1647 | T77923/2003 |
| 29. | Portion 12 of the farm Leeuwbank 427 | 21,1939 | T90964/2003 |
| 30. | Portion 6 of the farm Grootlaagte 449 | 256,9612 | T45820/2002 |
| 31. | Portion 10 of the farm Grootlaagte 449 | 171,3142 | T45815/2002 |
| 32. | Remaining extent of the farm Rietkuil 491 | 351,8386 | T45817/2002 |
| 33. | Portion 16 of the farm Rietkuil 491 | 39,7514 | T45819/2002 |
| 34. | Portion 20 of the farm Rietkuil 491 | 21,4133 | T45816/2002 |
| 35. | Portion 3 of the farm Nooitgedacht 493 | 111,3492 | T45818/2002 |
| 36. | Portion 3 of the farm Nooitgedacht 492 | 152,7387 | T77921/2003 |
| 37. | Portion 5 of the farm Nooitgedacht 493 | 47,8273 | T77921/2003 |
| 38. | Portion 13 of the farm Nooitgedacht 493 | 72,9175 | T77921/2003 |
| 39. | Remaining extent of the farm Leeuwpan 494 | 152,7459 | T77922/2003 |
| 40. | Portion 4 of the farm Leeuwpan 494 | 331,288 | T77922/2003 |
| 41. | Portion 6 of the farm Leeuwpan 494 | 171,3093 | T77922/2003 |
| 42. | Portion 7 of the farm Leeuwpan 494 | 152,7536 | T77922/2003 |
| 43. | Portion 8 of the farm Leeuwpan 494 | 109,8474 | T77922/2003 |
| 44. | Portion 9 of the farm Leeuwpan 494 | 152,7523 | T77922/2003 |
| 45. | Portion 10 of the farm Leeuwpan 494 | 331,288 | T77922/2003 |
| 46. | Portion 1 of the farm Klipfontein 495 | 70,7641 | T77920/2003 |
| 47. | Portion 2 of the farm Klipfontein 495 | 206,8275 | T77920/2003 |
| 48. | Portion 3 of the farm Klipfontein 495 | 48,1699 | T77920/2003 |
| 49. | Portion 4 of the farm Klipfontein 495 | 115,5649 | T77920/2003 |
| 50. | Portion 5 of the farm Klipfontein 495 | 302,8547 | T77920/2003 |
| 51. | Portion 7 of the farm Klipfontein 495 | 413,655 | T77920/2003 |
| 52. | Portion 8 of the farm Klipfontein 495 | 413,6564 | T77920/2003 |
| 53. | Portion 9 of the farm Klipfontein 495 | 188,6369 | T77920/2003 |
| 54. | Portion 10 of the farm Klipfontein 495 | 188,6982 | T77920/2003 |
| 55. | Portion 11 of the farm Klipfontein 495 | 198,9552 | T77920/2003 |
| 56. | Portion 12 of the farm Klipfontein 495 | 47,1747 | T77920/2003 |
| 57. | Portion 13 of the farm Klipfontein 495 | 47,1759 | T77920/2003 |
| 58. | Portion 14 of the farm Klipfontein 495 | 23,5852 | T77920/2003 |
| 59. | Portion 15 of the farm Klipfontein | 235,7347 | T77920/2003 |

| Item | Property description | Extent | Deed number |
|---|---|---|---|
| 60. | Portion 17 of the farm Klipfontein 495 | 192,0545 | T77920/2003 |
| 61. | Portion 18 of the farm Klipfontein 495 | 110,8003 | T77920/2003 |
| 62. | Portion 19 of the farm Klipfontein 495 | 206,8275 | T77920/2003 |
| 63. | Portion 1 of the farm Strathrae 496 | 21,3619 | T77921/2003 |
| 64. | Portion 2 of the farm Strathrae 496 | 885,3344 | T77921/2003 |
| 65. | Portion 1 of the farm Paardeplaats 380 | 88,7538 | T4584/2003 |
| 66. | Portion 2 of the farm Paardeplaats 380 | 101,6361 | T4584/2003 |
| 67. | Portion 3 of the farm Paardeplaats 380 | 101,155 | T125717/2002 |
| 68. | Portion 4 of the farm Paardeplaats 380 | 103,4134 | T4584/2003 |
| 69. | Portion 5 of the farm Paardeplaats 380 | 444,6829 | T4584/2003 |
| 70. | Portion 24 of the farm Paardeplaats 380 | 172,3842 | T77923/2003 |
| 71. | Portion 28 of the farm Paardeplaats 380 | 204,1417 | T77923/2003 |
| 72. | Portion 2 of the farm Eerstelingsfontein 406 | 39,3485 | T18339/2004 |
| 73. | Portion 3 of the farm Eerstelingsfontein 406 | 39,2867 | T18339/2004 |
| 74. | Portion 4 of the farm Eerstelingsfontein 406 | 39,2859 | T18339/2004 |
| 75. | Portion 5 of the farm Eerstelingsfontein 406 | 39,2888 | T18339/2004 |
| 76. | Portion 6 of the farm Eerstelingsfontein 406 | 39,2846 | T18339/2004 |
| 77. | Portion 7 of the farm Eerstelingsfontein 406 | 39,2825 | T18339/2004 |
| 78. | Portion 8 of the farm Eerstelingsfontein 406 | 39,2814 | T18339/2004 |
| 79. | Portion 9 of the farm Eerstelingsfontein 406 | 39,2814 | T18339/2004 |
| 80. | Remaining extent of the Farm Dartmoor 213 | 1128,9792 | T45679/2003 |
| 81. | Carolina 217 | 1108,8092 | T45680/2003 |
| 82. | Remaining extent of the farm Witkopje 238 | 395,8063 | T57072/2003 |
| 83. | Portion 1 of the farm Witkopje 238 | 559,4948 | T57072/2003 |
| 84. | Portion 2 of the farm Witkopje 238 | 373,1145 | T57072/2003 |
| 85. | Portion 3 of the farm Witkopje 238 | 373,1153 | T57072/2003 |
| 86. | Draai Om 244 | 1069,4744 | T57072/2003 |
| 87. | Swelpan 245 | 1052,8077 | T57071/2003 |
| 88. | Kleinpan 269 | 1044,0012 | T57070/2003 |
| 89. | Goedgedacht 20 | 1028,8034 | T45681/2003 |

## 2. PROPERTY LEASED

Property leased by Kumba

| | Lessee | Lessor | Property | Rental amount | Commence-ment | Period |
|---|---|---|---|---|---|---|
| 1. | Kumba (Ferrosilicon Plant) | Iscor Limited | Remainder of portion 86 & 124 of portion 6 *Pretoria Town & Townlands* | R39 300.00 (Escalating) | 01/07/2001 | Indefinite |
| 2. | Kumba (Kumba Technology) | Iscor Limited | Remainder of portion 86 & 124 of portion 6 Pretoria Town & Townlands | R39 300.00 (Escalating) | 01/07/2001 | Indefinite |
| 3. | Kumba | Dhaversons (Proprietary) Limited | Office (Recruitment) | R2 700.00 | 01/07/2006 | 30/06/2007 |
| 4. | Kumba | L J & J J Steere | Erf 140 Mtunzini | R6 900.00 | 01/06/2006 | 31/05/2007 |

**KUMBA COAL**

| | Lessee | Lessor | Property | Rental amount | Commencement | Period |
|---|---|---|---|---|---|---|
| 1. | Kumba Coal | S C E Geyser | Erf 698 Rustenburg | R4 010.00 | 14/05/2003 | 13/05/2005 |
| 2. | Kumba Coal | J C Viljoen | *Erf 1672 Onverwacht* | R10 000.00 | 11/05/2005 | 31/07/2006 |
| 3. | Kumba Coal | Transnet | PRT. 145 OF Farm Town & Town Lands 272 | To be signed (July 2006) | | |
| 4. | Kumba Coal | Gideon Potgieter | L Jooste – Rustenburg Depot | R7 000.00 | Dec 2005 | Nov 2006 (Contract renewed) |
| 5. | Kumba Coal | C P Prinsloo | House te Onverwacht | R3 850.00 | March 05 | May 06 (Contract renewed) |

Property leased by Eyesizwe Coal

| No. | Parties | Description and scope | Duration | Rental and escalation | Permitted use | Termination provisions |
|---|---|---|---|---|---|---|
| 1. | Eyesizwe Coal/C J v Dyk | Ptn 1 Haasfontein 28IS, Ptn 16 Haasfontein 28IS, R/E Ptn 4 Vlaklaagte 45IS | Lapsed 31/8/02 | R135.38 p.a + VAT, Escalation CPI | Grazing | 3 months mutual notice |
| 2. | Eyesizwe Coal/ G C van Eeden | Ptn 2 Tweefontein | 1/4/02 – 31/8/06 | R4 703.33 *till* 12/3, Escalation CPI | *Grazing* | 3 *months* mutual notice |
| 3. | Eyesizwe Coal/ D D J van Rensburg | R/E Ptn 15 Vaalkranz 29IS | Lapsed 31/8/04 | R108 p.a, Escalation CPI | Grazing | 3 months mutual notice |
| 4. | Eyesizwe Coal/ A J v Niekerk | Ptn 53 Vierfontein 61IS | 1/9/02 – 31/8/07 | Till 1/9/05 free, thereafter agreed fee/hectare | Grazing | 3 months mutual notice |
| 5. | Eyesizwe Coal/ C B Venter | Ptn 2 Strathrae 496JS (Portions of) | 1/8/03 – 31/7/08 | R21 568 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 6. | Anglo Operations Ltd/N J Swart | Ptn 7, 8, 9,10 Diepspruit 41IS, Ptn 3, R/E Rietfontein 43IS, Ptn of Ptn 15 Vaalkranz 29IS – 817,2 h | Lapsed 31/8/04 | Till 31/8/200 R52 013.70, Escalation CPI | Grazing | 3 months mutual notice |
| 7a. | Eyesizwe Coal/ P M Swart | R/E Ptn 8 Leeuwpan | Lapsed 31/8/04 | R18 868.90, Escalation CPI | Grazing | 3 months mutual notice |
| 7b. | Eyesizwe Coal/P M Swart | Ptn 1 Naboth 167 IS – 135,21 h | 1/8/03 – 31/7/08 | R14 757.45 p.a, Escalation CPI | Grazing | 3 months mutual notice |

| No. | Parties | Description and scope | Duration | Rental and escalation | Permitted use | Termination provisions |
|---|---|---|---|---|---|---|
| 8. | Eyesizwe Coal/S J M van der Merwe | R/E Ptn 5 Nooitgedacht 493JS, Ptn 6, 7, 9, 10 Leeuwpan 494JS, R/E Ptn 4 *Klipfontein* 495 JS | 1/8/03 – 31/7/08 | R52 364.35, Escalation CPI | Grazing | 3 months mutual notice |
| 9. | Eyesizwe Coal/N Breet | Ptn 15 Vaalkranz 29IS, Ptn 3, R/E Rietfontein 43IS | 1/9/04 – 31/8/09 | R47 938 p.a, Escalation CPI | Grazing | 3 months mutual notice |
| 10. | Eyesizwe Coal/P Botha | R/E Ptn 7 Rietkuil 491JS (Portions of) | 1/1/03 – 31/12/05 | R938.25 p.a, Escalation CPI | Café Trading business | 3 months mutual notice |
| 11. | Eyesizwe Coal/F J Botha | R/E Ptn 4 Leeuwpan 494JS | 31/8/03 – 31/7/08 | R35 445.96 p.a, Escalation CPI | Grazing | 3 months mutual notice |
| 12. | Eyesizwe Coal/L J Botha | R/E of Ptn 1, R/E Ptn 2, Ptn 3, 7, 8, 9, 10, 11-15, 19 Klipfontein 495JS – Total 2289,86 h | 1/8/03 – 31/7/08 | R194 729 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 13. | Eyesizwe Coal/ I J G de Wet | Ptn 7–10 Diepspruit 41IS, Ptn 3, R/E Rietfontein 43 IS | 1/8/04 – 31/8/09 | R51 608 p.a, Escalation CPI | Grazing | 3 months mutual notice |
| 14. | Eyesizwe Coal / I J de Waal | Ptn 11, 21 Vaalwater 173 IS, R/E Ptn 2 Op Goeden Hoop 205 IS | 1/8/03 – 31/7/08 | R20 146 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 15. | Eyesizwe Coal/ M A K Boerdery BK | R/E of Ptn 26 Vierfontein 61IS, R/E Ptn 12 Rietvlei 62 IS | 1/9/02 – 31/8/07 | R45 603.60 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 16. | Eyesizwe Coal/ J H Gerrits | Ptn 12 Leeuwbank 427JS | 1/9/03 – 31/8/08 | R482.59 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 17. | Eyesizwe Coal/ R L Heyman | R/E Ptn 15 Vaalkranz 29IS | Expired! | R894.40 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 18. | Eyesizwe Coal/Baken-laagte Boerdery (Pty) Limited | Ptn 53 *Vierfontein* 61IS | 1/9/02 – 31/8/07 | R5 418 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 19. | Eyesizwe Coal/ T C E Kleynhans | Ptn 6, 10 Grootlaagte 449JS, Ptn 3 Nooitgedacht | 1/8/02 – 31/8/07 | R39 651.20 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 20. | Eyesizwe Coal/ J H Klaasen 494JS | R/E Ptn 4 Klipfontein 495JS, Ptn 6 Leeuwpan | 1/8/03 – 31/7/08 | R11 370.15 p.a, Escalation CPI | Grazing | 3 months mutual notice |

| No. | Parties | Description and scope | Duration | Rental and escalation | Permitted use | Termination provisions |
|---|---|---|---|---|---|---|
| 21. | Eyesizwe Coal/ M J Louwrens | Clydesdale 483IS | Expired! | R16 440 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 22. | Eyesizwe Coal/ B S Motha | Ptn 9, 10 Witbank 300 IT | 1/9/03 – 31/8/08 | First year free 2nd at R/ hectare escalation 3 %, 3rd CPI | Grazing | 3 months mutual notice |
| 23. | Eyesizwe Coal/ A J B Maree | Ptn of R/E Rietkuil 491 IS R– 75,3 h | 1/5/02 – 31/8/06 | R1 470.27 p.a Escalation 7% + VAT | Grazing | 3 months mutual notice |
| 24. | Eyesizwe Coal/Vierfontein Boerdery | Ptn 21, 22 Vierfontein 61IS | 1/9/02 – 31/8/07 | R16 571.05 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 25. | Eyesizwe Coal/ K H Nsibande | Ptn 9, 10 Witbank 300 IT | 1/8/04 – 31/8/09 | R8 584.51 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 26. | Eyesizwe Coal/ J J Oosthuizen | R/E Ptn 7, 17 Rietkuil 491JS | Expired! 31/8/03 | R2 143.83 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 27. | Eyesizwe Coal/ W P Pretorius | R/E Ptn 5, 17, 18 Klipfontein 495JS, R/E, R/E Ptn 2 Paardeplaats 425 JS, R/E Ptn 28 Paardeplaats | 1/8/03 – 31/7/08 | R69 684 Escalation CPI | Grazing | 3 months mutual notice |
| 28. | Eyesizwe Coal/ E Pietersen | R/E Rietkuil 491JS | 1/9/03 – 31/8/08 | R26919.17 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 29. | Eyesizwe Coal/ J S Robberts | Ptn 2 Rietvlei 310IT | 1/12/02 – 31/5/03 (Terminated) | R13 776.77 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 30. | Eyesizwe Coal/ A O Schoeman | R/E Ptn 7 Rietkuil 491JS | Lapsed 31/12/02 | R834 p.m + VAT | Trading site café | 3 months mutual notice |
| 31. | Eyesizwe Coal/ M T Schosana | Ptn 1 Haasfontein 28IS | 1/9/03 – 31/8/08 | R1 285.20 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 32. | Eyesizwe Coal/ P W Steinberg | Ptn 4 Groblersrecht 175IS | 1/8/03 – 31/7/08 | R9 635.85 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 33. | Eyesizwe Coal/ W Stoltz | Ptn 2 – 9 Eerstelingfontein 406 JT | 1/2/04 – 31/8/08 | R1 208.33 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 34. | Eyesizwe Coal/J Thwala | Ptn 2 Rietvlei 310IT | 1/1/03 – 31/12/05 | R500 p.a Escalation CPI | Grazing | 3 months mutual notice |
| 35. | Friedshelf 168 (Pty) Limited/ Eyesizwe | UCB House | 1/1/04 – 31/12/08 | R43 772 p.m, Escalation 9% | Offices | No provisions |

# SALIENT TERMS OF THE BEE HOLDCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, Kumba, BHP Billiton, Eyabantu SPV, Eyesizwe SPV, Tiso SPV, BEE Women's Group SPV, BEE Holdco and IDC.
2. The purpose of this agreement is to ensure that each of BEE Holdco, Eyesizwe SPV, Eyabantu SPV, Tiso SPV, BEE Women's Group SPV and their respective shareholders, is and remains an HDSA until the final date and therefore that Exxaro remains an HDSA until the final date.
3. Eyabantu SPV, Eyesizwe SPV, Tiso SPV and Women's Group SPV have undertaken, *inter alia:*
   - not to dispose of their shareholding in BEE Holdco until the 5th anniversary of the transaction complete date;
   - to remain an HDSA until the final date;
   - that BEE Holdco will remain an HDSA until the final date;
   - not to change the articles of association of BEE Holdco in any way which could result in BEE Holdco losing its HDSA status; and
   - that at least 50% of the directors of BEE Holdco will be HDSAs until the final date.
4. BEE Holdco undertakes, *inter alia:*
   - to remain an HDSA until the final date;
   - not to change its articles of association or propose any resolution which, if passed, will cause BEE Holdco to lose its HDSA status;
   - until the fifth anniversary of the transaction completion date, not to issue shares or vary its share capital structure in any way that would have the effect of BEE Holdco ceasing to have the shareholding structure it has at the transaction completion date (subject to the adjustments set out in paragraphs 8.1.2 to 8.1.4 of the Kumba circular); and
   - after the fifth anniversary of the transaction completion date, not to issue any shares or vary its share capital structure in any way to the extent that BEE Holdco would cease to be an HDSA having broad-based ownership.
5. The agreement makes provison that, if the BEE Holdco shareholders breach the provisions of the agreement relating to HDSA status and/or their voting undertakings in relation to BEE Holdco, such shareholder will be compelled to sell its shares in BEE Holdco to the remaining HDSA shareholders at a discount.
6. The agreement also provides for the individual HDSA shareholders in BEE Holdco to be able to unbundle their indirect shareholding in Exxaro held through BEE Holdco after the seventh anniversary of the transaction completion date, provided it does not affect the HDSA status of Exxaro.

# SALIENT TERMS OF THE NEWCO RELATIONSHIP AGREEMENT

1. The parties to this agreement are ASAC, BHP Billiton, Kumba, BEE Holdco and the Exxaro EEPS Trust.
2. In terms of this agreement various parties have given certain undertakings which will ensure Exxaro's HDSA status until the final date.
3. BEE Holdco has undertaken, *inter alia,* to the designated parties until the final date:
   - to remain an HDSA and that it will use its reasonable endeavours to ensure that Exxaro remains an HDSA; and
   - not to vote any of its shares in Exxaro in such a way as to result in Exxaro ceasing to be an HDSA or being in breach of the provisions of this agreement.
4. Exxaro has undertaken, *inter alia,* until the final date that:
   - for so long as its articles of association make provision to that effect, the majority of directors who will be appointed to the Exxaro Board will be HDSAs;
   - it will not dispose of or, subject to certain exceptions, encumber the assets of Eyesizwe Coal, Namakwa Sands, its 26% shareholding in Black Mountain SPV or its 20% shareholding in SIOC. Exxaro will be entitled to encumber the assets of Eyesizwe Coal or its interest in the Black Mountain SPV in order to raise finance to maintain and develop such assets;
   - it will not initiate any action, including issuing shares or varying its share capital structure in any way that will result in Exxaro losing its HDSA status or being in breach of this agreement.
5. In the event that Exxaro loses its HDSA status due to a breach of its undertakings given under this agreement, the SIOC Shareholders' Agreement or the Black Mountain SPV Shareholders' Agreement, as the case may be, or if it breaches its undertakings not to dispose of the assets of Eyesizwe Coal or Namakwa Sands or its interests in Black Mountain SPV or in SIOC prior to the final date and such loss of status or breach is not remedied, then:
   - ASAC shall be entitled to acquire the Namakwa Sands assets at market value;
   - Eyesizwe SPV shall be entitled to acquire the Eyesizwe Coal assets at market value;
   - ASAC shall be entitled to acquire Exxaro's interest in Black Mountain SPV at market value; and/or
   - Kumba Iron Ore shall be entitled to acquire Exxaro's shareholding in SIOC at market value.
6. ASAC has undertaken to hold at least 10% of the issued ordinary share capital of Exxaro until the final date.
7. The Exxaro EEPS Trust has undertaken not to dispose of or encumber of any of its shares in Exxaro, other than in terms of the rules of the Exxaro EEPS itself.
8. BEE Holdco has undertaken not to dispose of or encumber (subject to certain exceptions) all or any of its shares in Exxaro until the final date.

## COMPETENT PERSONS' REPORT

A Competent Persons' Report prepared in terms of the Listings Requirements has been prepared on the assets of Exxaro and can be downloaded from www.kumbaresources.com

# AN INDEPENDENT TECHNICAL REPORT ON THE MATERIAL PROPERTIES OF EXXARO RESOURCES LIMITED

**This report is a summary of a Comprehensive Independent Competent Persons' Report on the mining assets of Exxaro Resources Limited**

***Prepared for:***

## Kumba Resources Limited

***Prepared by:***

**Steffen, Robertson and Kirsten**
**(South Africa) (Proprietary) Limited**
**SRK House, 265 Oxford Road**
**Illovo, Johannesburg**
**Gauteng Province**
**Republic of South Africa**

**Tel: +27-(0)11-441 1111**
**Fax: +27-(0)11-441 1101**

# 1. INTRODUCTION

## 1.1 Background

SRK Consulting (South Africa) (Proprietary) Limited ("SRK") is a subsidiary of the international group holding company, SRK Global Limited (the "SRK Group"). SRK has been commissioned by the directors of Kumba Resources Limited ("Kumba") to prepare an independent Competent Person's Report ("CPR") on the principal assets (the "Material Properties") which will be incorporated into Exxaro Limited ("Exxaro") and Kumba Iron Ore Limited ("Kumba Iron Ore"). The JSE Limited has granted permission for a summary of the complete CPR to be printed with the circular. It is for this reason that the summary of this CPR is referred to as an Independent Technical Report. The description of the transaction is summarised in Section 1.2.1. The Material Properties of Exxaro comprise the following:

- Iron Ore
  - A 20% interest in Sishen Iron Ore Company (Proprietary) Limited ("Sishen Iron Ore"). The other shareholders in Sishen Iron Ore will include Kumba Iron Ore Limited, with a 74% stake, with the remaining 6% being acquired by the Northern Cape Community Group and the Sishen Iron Ore Employee Share Option Plan, Sishen Iron Ore has:
    - A 100% interest in the Sishen Iron Ore Mine ("Sishen Mine"), including 100% of the first phase ("Phase I") of the Sishen Expansion Project ("SEP").
    - A 100% interest in the first phase (Phase I) of the Sishen South Project.
    - A 100% interest in the Thabazimbi Iron Ore Mine ("Thabazimbi Mine").
    - Various exploration properties located in South Africa.
  - An exploration property in Senegal.
- Coal
  - A 100% interest in Kumba Coal (Proprietary) Limited ("Kumba Coal") which has:
    - A 100% interest in the Grootegeluk Coal Mine ("Grootegeluk Mine"), including the Grootegeluk West and Van Wykspan prospecting areas.
    - A 100% interest in the Leeuwpan Coal Mine ("Leeuwpan Mine").
    - A 100% interest in the Tshikondeni Coal Mine ("Tshikondeni Mine").
    - A 100% interest in the closed coal mining operations of Durnacol Mine, Hlobane Mine, and Northfield Mine.
    - A 50% interest in the Inyanda Coal Project ("Inyanda Project").
    - A 100% interest in the Char Project ("Sintel Char Project").
    - Various exploration properties located in South Africa and Australia.
  - A 100% interest in Eyesizwe Coal (Proprietary) Limited ("Eyesizwe"), which has:
    - A 100% interest in Arnot Colliery.
    - A 100% interest in Matla Colliery.
    - A 100% interest in New Clydesdale Colliery.
    - A 100% interest in the North Block Complex, which comprises:
      - A 100% interest in Glisa Colliery.
      - A 100% interest in Strathrae Colliery.
      - A 100% interest in the Eerstelingsfontein Reserves.
      - A 100% interest in the Grootpan/Klippan Reserves.
    - A 35% interest in Twistdraai Colliery (subject to ratification of the transaction and therefore not included or valued in the transaction), a joint venture with Sasol Limited ("Sasol").
    - A 100% interest in the Belfast Coal Project ("Belfast Project").
    - A 50% interest in the Inyanda Project.
    - A 50% interest in the Mafube Joint Venture ("Mafube JV") Phase II.
    - A 50% interest in the Ingcambu Coal Project ("Ingcambu Project").
    - Various exploration properties located in South Africa.

- Heavy Minerals
  - A 100% interest in Ticor South Africa KZN (Proprietary) Limited ("Ticor SA"), which has:
    - A 100% interest in Hillendale Mine, and Fairbreeze Project and Block P Projects.
    - A 51% interest in the Port Durnford Project.
  - A 100% interest in Ticor South Africa (Proprietary) Limited ("Ticor Smelter").
  - A 100% interest in Ticor (Proprietary) Limited ("Ticor"), which has:
    - A 50% interest in the Tiwest JV Limited Joint Venture ("Tiwest JV").
    - A 50% interest in the Jurien project ("Jurien Project").
    - A 100% interest in Magnetic Minerals (Proprietary) Limited ("Dongara Project").
  - Various exploration properties located in South Africa and Australia.
  - An option to acquire a 100% interest in Namakwa Sands (Proprietary) Limited from Anglo Operations Limited, a division of Anglo American plc.
  - An option to acquire Madagascar Resources NL ("MRNL") heavy mineral assets in Madagascar.
- Base Metals
  - A 89.5% interest in Rosh Pinah Zinc Corporation (Proprietary) Limited ("Rosh Pinah").
  - A 100% interest in Zincor, a division of Kumba Base Metals (Proprietary) Limited, which has a 100% interest in the Zincor Base Metals smelter and refinery ("Zincor Refinery").
  - A 100% interest in Kumba Base Metals China Limited (Hong Kong), which has a 60% economic interest in Chifeng Kumba Hongye Zinc Corporation Limited ("Chifeng") Phase II and will have a 25% interest in the Chifeng Phase III expansion project (the Phase II interest will reduce to 38% upon commissioning). This will ultimately give Exxaro a 22% effective stake in Chifeng.
  - Various exploration properties located in South Africa and Namibia.
  - An option to acquire a 26% interest in the Black Mountain Mine and Gamsberg Project of Anglo Operations Limited, a division of Anglo American plc.
- Industrial Minerals
  - A 100% interest in Glen Douglas Dolomite (Proprietary) Limited ("Glen Douglas").
  - A 100% interest in Kumba FerroAlloys (Proprietary) Limited ("Kumba FerroAlloys").

Certain Material Properties incorporated within the above companies have been valued by SRK and incorporated into the Equity Value derived for Exxaro.

In addition to the above, Exxaro also hold interests in Direct Subsidiaries, Indirect Subsidiaries, Joint Ventures (Direct and Indirect) and Associate Companies (Direct and Indirect) hereinafter referred to as other assets (the "Other Assets"). These subsidiaries, joint ventures and associate companies include exploration companies, investment holding companies, marketing companies, mineral right holding companies, mining related services companies and property holding companies.

Exxaro has informed SRK that the Other Assets do not materially contribute to the Equity Value of Exxaro and accordingly those have been excluded.

## 1.2 Independent Technical Report – requirement and compliance

### 1.2.1 Requirement

On 13 October 2005, Kumba, Eyesizwe and Anglo American plc jointly announced a proposed transaction that would result in the establishment of:

- Exxaro, which will have significant coal, heavy minerals and zinc assets, together with a 20% holding in Sishen Iron Ore; and
- A newly listed company, Kumba Iron Ore, with a 74% interest in Sishen Iron Ore.

Pursuant to the transaction:

- Kumba's 80% interest in Sishen Iron Ore will be transferred to Kumba Iron Ore, and unbundled to all existing Kumba shareholders. Thereafter, the remaining 6% will be acquired by the Northern Cape Community Group and the Sishen Iron Ore Employee Share Option Plan;
- Exxaro will acquire the entire issued share capital of Eyesizwe.

The conditions precedent stated in the transaction document include, *inter alia*, fulfilling certain obligations in respect of compliance with various sections of the listing requirements of the JSE (the "Listings Requirements") and the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code").

SRK has been informed that a copy of the CPR will be filed with the JSE and the SRP (hereinafter referred to as the "Regulatory Authorities"). This independent technical report, which summarises the CPR will be distributed to shareholders.

#### 1.2.2 Compliance

The CPR has been prepared in accordance with the following:

- The Listings Requirements, specifically Sections 12.3, 12.6, 12.8, 12.9 and 12.14;
- The March 2000 South African Code for Reporting of Mineral Resources and Mineral Reserves known as the SAMREC Code ("SAMREC") and published by the South African Mineral Resource Committee under the auspices of The South African Institute of Mining and Metallurgy; and
- The Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code").

### 1.3 Effective date, Valuation date and Base Technical information date

The effective date (the "Effective Date") of the CPR is deemed to be 8 June 2006 with the Valuation Date and cash flow projections as incorporated effective 1 January 2006. The valuation of the Material Properties is dependent upon the following:

- Technical information as generated by Kumba, Eyesizwe and Ticor in accordance with their annual planning process defined as the Base Technical Information Date ("BID"), which is 1 January 2006.
- Appropriate adjustments made by SRK to technical information which *inter alia* includes depletion, historical performance and any additional material information provided by Exxaro from the BID to the Effective Date.

### 1.4 Verification, Validation and Reliance

The CPR is dependent upon, technical, financial and legal input. The technical information as provided to and taken in good faith by SRK has not been independently verified by means of re-calculation. SRK has however:

- Conducted a review and assessment of all material technical issues likely to influence the future performance of the Material Properties, which included the following:
  - Inspection visits to the Material Properties' processing facilities, surface structures and associated infrastructure undertaken between July 2005 and November 2005;
  - Discussion and enquiry following access to key on-mine and head office personnel between July 2005 and November 2005;
  - An examination of historical information and results made available by Exxaro in respect of the Material Properties;
  - A review and where considered appropriate by SRK, modification of the Material Properties estimates and their classification of Mineral Resources and Mineral Reserves to reflect the position as at 1 January 2006;
  - A review and where considered appropriate by SRK, modification of the Material Properties production forecasts contained in the Life-of-Mine ("LoM") plans and one-year budgets;
  - Obtained forecasts for certain macro-economic parameters and commodity prices from Exxaro, and in some cases independent external information providers, and relied on these as inputs into the derivation of the Equity Value of the Material Properties; and
- Satisfied itself that such information is both appropriate and valid for valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure SAMREC compliance, in terms of the level of disclosure.

SRK's approach in undertaking a review of the Mineral Resource and Mineral Reserve estimations and classifications is detailed in Section 4 of the CPR, as is its opinion in respect of SAMREC compliance.

In summary, SRK has reported Mineral Resource and Mineral Reserve statements based on a review of the LoM plans and the methodologies applied for estimation and classification of Mineral Resources and Mineral Reserves. SRK has not however re-calculated the base information supporting the Mineral Resource estimates as derived from borehole and assay data. Where fundamental base data has been provided (LoM plans, capital expenditures, operating budgets etc) for the purposes of review, SRK recognise the requirements of 12.3(e) and accordingly state that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

### 1.4.1 Technical Reliance

SRK places reliance on the Competent Persons at Kumba and Eyesizwe that all technical information provided to SRK at the BID date and all subsequent depletions are both valid and accurate for the purpose of compiling the CPR. The information with respect to Mineral Resources and Mineral Reserves as stated by Kumba and Eyesizwe respectively has been prepared under the direction of each individual as named below who are employees of the respective companies:

- Kumba

  Mr Hennie van den Berg has 34 years' experience in the mining industry, five of which have been with Kumba. Mr van den Berg is currently the Manager: Geological Services at Kumba.

- Eyesizwe

  Dr Humphrey Mathe has more than 30 years' experience in the mineral exploration and mining industry for various commodities, including gold, base metals, diamonds, heavy and industrial minerals, as well as coal. Dr Mathe is currently Eyesizwe's COO.

The information with respect to commodity prices and macro-economic forecasts is based on:

- Consumer Price Indices ("CPI") for South Africa, Namibia, Australia, China and the United States;
- South African, Australian and Chinese exchange rates quoted against a denomination of one United States dollar ("USD");
- Projected Commodity Prices.

These commodity prices and macro-economic forecasts have been prepared under the direction of each individual or organisation named below:

- Iron Ore, Coal, Base Metals and Industrial Minerals

  Mr Eddie Fourie, Manager Strategic Services and commodity analyst at Kumba, who will serve as Competent Person in this regard. Mr Fourie has 31 years' mining industry experience, five of which have been at Kumba.

- Heavy Minerals

  The heavy minerals price forecasts and market outlook was provided by TZ Minerals International (Proprietary) Limited ("TZMI") on a nominal and real 2005USD basis: TZMI specialises in the collection, analysis and distribution of data on the titanium minerals, zircon and $TiO_2$ pigment industries. David Moore of TZMI agreed to act as the Competent Person in this regard.

### 1.4.2 Financial Reliance

In consideration of all financial aspects relating to the Material Properties, SRK has placed reliance on the Financial Officers of Kumba and Eyesizwe that the following information is appropriate as at 1 January 2006:

- Derivation of Exxaro's weighted average cost of capital ("WACC");
- Unredeemed capital balances;
- Assessed losses;
- Opening balances for debtors, creditors and stores;
- Working capital and taxation logic;
- Balance sheet items, specifically cash on hand, debt and mark to market value of derivative instruments and other liabilities required to present the Equity Value of Exxaro; and
- Values ascribed to interests in unlisted and listed entities.

The financial information referred to above has been prepared under the direction of Mr Dirk van Staden of Kumba and Ms Madge Koch of Eyesizwe. Mr van Staden is the Executive Director: Finance and has more than 20 years' experience in financial management, five years of which have been at Kumba. Ms Koch is the Financial Manager and has more than 30 years' experience. Before joining Eyesizwe five years ago, she was the Financial Director of ABB Power Generation and ABB-Alstom Power.

### 1.4.3 Legal Reliance

In consideration of all legal aspects relating to the valuation of the Material Properties, SRK has placed reliance on the legal representatives of Kumba and Eyesizwe that the following are correct:

- In respect of 12.8(e) and 12.10(g) that, at 1 January 2006, the effective date of the CPR:
  - There were a number of appeals/pending appeals to the DME relating to the conversion of old order mining rights to new order mining rights. It has been assumed that these old order rights will be converted to new order rights following receipt of a letter from Kumba's legal counsel relating to the conversion applications. In the case of Leeuwpan Mine, where rights have been refused but may eventually be granted, SRK has tabulated the proportion of the Resources/Reserves which may be affected. In respect of Eyesizwe it has also been assumed that the new order mining rights in respect of New Clydesdale Colliery and Mafuba JV Phase II as set out in Section 8 of the Circular to Kumba Shareholders will be granted;
  - There was no legal uncertainty on the ownership of the Falémé Exploration Project, an iron ore deposit located in south-east Senegal. However, on 19 February 2006 it was announced that Miferso, the state owned company which owns the iron ore deposit, had signed a Memorandum of Understanding with Mittal Steel, thus creating legal uncertainty on the ownership of those rights by Kumba. At 1 January 2006, there was no legal uncertainty on the ownership of the Falémé Exploration Project. Since Kumba had conducted significant exploration work on the project, there is no reason to believe, at this time, that Kumba will lose the rights to this project. Accordingly the value of this project, limited to actual exploration costs incurred to date, has been included in the Equity Values provided in Section 15.
- In respect of 12.10(e) that the legal ownership and of all mineral and surface rights has been verified; and
- in respect of 12.14(a)(xii), apart from the conversion of mining rights at the Falémé Exploration Project mentioned above, that no significant legal issue exists which would affect the likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources as reported herein.

The legal statements referred to above are based on information provided by the management of Kumba and Eyesizwe and are true and correct to the deponents best knowledge and belief:

- Kumba

  Ms Marie Viljoen is the Kumba Legal Advisor. She has 27 years' experience, five of which have been with Kumba.

- Eyesizwe

  Mr Bethuel Ngwenya is the Eyesizwe Group Legal Advisor. He is an admitted attorney, notary and conveyancer with a Masters degree from the University of the Witwatersrand. Prior to joining Eyesizwe in mid-2001, he worked for the legal department of Anglovaal Mining.

## 1.5 Exchange Rates

The following exchange rates were applied on 1 January 2006: ZAR/USD: 6.17; ZAR/AUD: 4.77 and ZAR/RMB: 0.86.

## 1.6 *Valuation Basis*

The Equity Valuation of Exxaro comprises the following:

- The LoM plans as provided and Net Present Values ("NPVs") at Exxaro's respective discount rates;
- Enterprise Values for each of the Material Properties. The Enterprise Values are derived using discounted cashflow ("DCF") techniques applied to post-tax pre-finance cash flows (commencing 1 January 2006 and reported in financial years ending 31 December) derived from the underlying LoM plans and the associated Technical Economic Parameters ("TEPs"). The Enterprise Values are reported as NPVs quoted at Exxaro's discount rates;
- Valuation of certain Exploration Projects; and
- Valuation Adjustments including unallocated corporate expenses, Eyesizwe purchase consideration, net (debt)/cash, mark to market value of derivative instruments and other liabilities as at 1 January 2006.

- *Two valuation scenarios are* presented in Section 14 of the CPR:
  - Scenario I (the Base Case Scenario)
    - Sishen Mine

      The SRK Financial Model ("FM") for Scenario I excludes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles.
    - *Grootegeluk Mine*

      19-year LoM. Exxaro will not have a coal supply contract with the Matimba Power Station which extends for an additional 20 years to 40 years, and therefore SRK consider it prudent to investigate a 19-year LoM option up to the year the current Matimba Power Station contract expires (Scenario I) and a 40-year option (Scenario II).
    - Mafuba JV Phase II

      Excluding *Nooitgedacht Inferred Resources*
  - Scenario II
    - Sishen Mine

      The SRK FM for Scenario II includes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.
    - Grootegeluk Mine

      40-year LoM. Assumes that the mine will supply Matimba Power Station with coal for 40 years up to 2045.
    - Mafuba JV Phase II

      Including Nooitgedacht Inferred Resources

For each operating entity SRK has developed FM. The FMs presented in nominal terms are based on annual cash flow projections determined at end-point, that is to say 31 December of each year and TEPs stated in 1 January 2006 money terms.

## 1.7 Limitations, Reliance on Information, Declarations, Consent and Copyright

### 1.7.1 Limitations

Exxaro has agreed that, to the extent permitted by law, it will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the CPR. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. Exxaro has also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

Exxaro has confirmed in writing to SRK that to its knowledge the *information provided by it was complete and* not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and Exxaro have confirmed in writing that they believe they have provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by management at Exxaro and adjusted *where appropriate by SRK, and cannot* be assured as they are based on economic assumptions, many of which are beyond the control of Exxaro. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

### 1.7.2 Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and does not lend itself to partial analysis or summary.

SRK's Equity Value for Exxaro is effective at 1 January 2006 and is based on information provided by Exxaro throughout the course of SRK's investigations, which in turn reflect various technical-economic conditions prevailing at the date of this report as well as a specific sequencing of Exxaro's growth projects. In particular,

the Equity Value is based on expectations regarding the commodity prices and exchange rates prevailing at the date of the CPR. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of the CPR or to review, revise or update the CPR or opinion.

#### 1.7.3 Declarations

SRK will receive a fee for the preparation of the CPR in accordance with normal professional consulting practice. This fee is not contingent on the outcome of the current transaction and SRK will receive no other benefit for the preparation of the CPR. SRK does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Mineral Resources, the Mineral Reserves and the Equity Value of Exxaro.

SRK does not have at the date of the CPR, and has not had within the previous two years, any shareholding in or other relationship with Exxaro or the Material Properties. SRK considers itself to be independent in terms of 12.8(d) of the Listings Requirements.

In the CPR, SRK provides assurances to the Directors of Exxaro that the TEPs, including production profiles, operating expenditures and capital expenditures, of the Material Properties as provided to SRK by Exxaro and reviewed and where appropriate modified by SRK are reasonable, given the information currently available and using the macro-economic assumptions contained in Section1 of the CPR.

The CPR includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

### 1.8 Qualifications of Consultants

The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, CPRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions world-wide.

The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

The CPR has been prepared based on a technical and economic review by a team of 35 consultants sourced from the SRK Group's offices in South Africa, the United Kingdom and Australia over a seven-month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open pit mining, rock engineering, metallurgical processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

The Competent Person with overall responsibility for reporting of Mineral Resources is Dr. Michael Harley, Pr. Sci Nat. (SACNASP), MSAIMM, MAusIMM, PhD who is a partner of SRK. Dr. Michael Harley is a mining geologist with 15 years' experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in Southern Africa and internationally during the past five years.

The Competent Person with overall responsibility for the CPR and for reporting of Mineral Reserves is Mr Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining) who is an employee of SRK. Roger Dixon is a mining engineer with 34 years' experience in the mining industry and has been involved in the reporting of Mineral Reserves on various properties in Southern Africa and internationally during the past 10 years.

The individuals who have provided input to the CPR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions:

- Alan Naismith, FSAIMM, FSANIRE, MSc, MBA;
- Alan Percival, PrEng, CEng, MIChE, BSc (Chem Eng);
- Andre Pieter Vorster, BSc (Hons), MSc, MBA;
- Andre van der Merwe, B.Sc (Geology), B.Sc (Hons,Geophysics), GDME, Pr Sci Nat;
- Andrew McDonald, CEng, FSAIMM, MIMMM, MSc, MBL;

- Andy Birtles, BSc (Hons) Mining, Pr Eng, CEng, MSAIMM, MIMMM;
- Brian Read, PrSciNat, MSAIAE, MGSSA, Nat Dip, BSc, BScHons;
- Brad Williams, PrEng, BScEng, Mech. Engineers Cert. of Competency (Mines and Works);
- Carel Roode, BSc, B Com, FSAIMM, MSAIMM, FSAIChemE, AMIChemE, MMMMA, MSAWEK;
- Claude Prinsloo, SAICE, B Eng (Civil);
- Colin Healy, FA Arb., Pr CPM;
- Dennis Bosch, BSc (Chem Eng) (Wits); MSc (London);
- Ebrahim Takolia, BEconSc, MBA, ELP;
- Fiona Cessford, BSc Hons (Biology), MSc (Environmental Science), C Bio (UK), Pr Sci Nat;
- Grant van Heerden, BSc (Hons), GDE (Mining);
- H G (Wally) Waldeck, PrEng, FSAIMM, AMAMMSA, BScEng, MBA;
- Iestyn Humphreys, AM.I.Min.E, AIME, PhD;
- James Lake, Pr Sci Nat, MSc;
- Johannes de Korte, PrEng, MSACPS, BEng (Hons), MDP;
- John Cowan, BSc (Hons), PCE, PrSciNat;
- John Miles, C. Eng., MIMMM, MSc;
- John Sparrow, PrSciNat, BSc Hons (Geology), COM Cert Rock Mech;
- Kenneth Stanford, Pr Tech. Eng;
- Leonardo Kleiman,Pr Eng, MSc Eng, BSc (Mech engineering);
- Malcolm Maber, BTech (Civil), MSAICE;
- Mark Wanless, BSc (Hons) Pr Sci Nat;
- Michael Harley, Pr Sci Nat., MAusIMM, MSAIMM, PhD;
- Mike Warren, BSc (Mining Eng.), MBA, MAusIMM, FAICD:
- Richard Stuart, P Tech (Eng);
- Rob McNeill, Pr Tech (Eng);
- Rocky Kinghorn, MSAIMM, MFFF, Higher Nat Dip (Mining);
- Roger Dixon, Pr. Eng, FSAIMM, BSc (Mining);
- Ross McMillan, BEng (Mining);
- Sjoerd Rein Duim, MAusIMM, MSc(Eng), Ir; and
- Vic Hills, Pr.Eng., MSAIMM, B.Eng.

# 2. DESCRIPTION OF MINING ASSETS

## 2.1 Introduction

This section gives an overview of Exxaro and its Material Properties including historical company development, location and property description and operating results.

## 2.2 Exxaro – Corporate Structure and Business Structure, History and Strategy

### 2.2.1 *Corporate and Business Structure*

Exxaro is a public listed company. Its primary listing is on the JSE Limited ("JSE") and it has an American Depositary Receipt ("ADR") programme on the New York Stock Exchange Inc. ("NYSE"). Kumba Iron Ore is a company to be listed on the JSE. The principal executive offices of Exxaro are located at Kumba Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

Exxaro and its subsidiaries conduct underground and/or surface mining and related activities, including exploration, development and operation of mines, metallurgical processing, smelting and refining. Exxaro's ownership comprises holdings in Direct Subsidiaries, Indirect Subsidiaries, Joint Ventures (Direct and Indirect) and Associate Companies (Direct and Indirect). These subsidiaries, joint ventures and associate companies comprise dormant companies, exploration companies, mining companies, investment holding companies, marketing companies, mineral rights holding companies, mining related service companies and property holding companies.

Exxaro's operational structure will be based on five reporting entities: Base Metals; Industrial Minerals; Heavy Minerals; Iron Ore and Coal.

In South Africa, Exxaro and its subsidiaries have 12 producing mines, six projects, three smelters/plants, five coal processing plants and one coal destoning plant.

In Australia, Exxaro will operate the Tiwest JV in association with Kerr McGee, and has the Moranbah South coal project. In Namibia, Exxaro operates the Rosh Pinah mine. In Madagascar, Exxaro has an option to acquire the Toliara Sands Project. Kumba Iron Ore has two operating mines and two projects.

### 2.2.2 History

Exxaro was incorporated and registered as a public company in the Republic of South Africa in June 2000 and listed on the JSE on 26 November 2001 following the unbundling of Kumba from Mittal Steel South Africa Limited ("Mittal Steel"), formerly Iscor Limited ("Iscor"). Table 2.1 provides a brief description of the significant milestones in the history of Exxaro.

**Table 2.1 Historical Milestones**

| Date | Activity |
|---|---|
| 1932 | Thabazimbi Iron Ore Mine commences mining operations. |
| 1953 | Sishen Iron Ore Mine commences mining operations. |
| 1955 | Acquisition of Durban Navigation Collieries. |
| 1969 | Rosh Pinah Lead-Zinc Mine commences mining operations. |
| 1976 | Sishen Iron Ore Mine commences export of iron ore via recently completed railway line to Saldanha Bay. |
| 1980 | Grootegeluk Coal Mine commences mining operations. |
| 1983 | Tshikondeni Coal Mine commences mining operations. |
| 1989 | Iscor is privatised and listed on the JSE. |
| 1992 | Leeuwpan Coal Mine commences mining operations. |
| 1995 | Acquisition of a 35%. shareholding in Ticor Limited of Australia. |
| 1996 | Acquisition of interest to conduct a feasibility study on the Hope Downs exploration property. |
| 1996 | Commencement of major re-engineering and transformation programme. |
| 1998 | Acquisition of remaining 65% interest in Zincor Limited from Gold Fields of South Africa. |
| 1999 | Increase shareholding in Ticor Limited of Australia to 43.4%. |
| 2000 – 20 November | Iscor shareholders approve the process of putting assets into separate legal entities. |
| 2001 | Sale of 40% of Kumba's interest in the Heavy Minerals Project to Ticor Limited. |
| 2001 | Divestment of gold exploration interests in exchange for an interest in Mincor Resources NL. |
| 2001 – 1 March | Announcement of restructuring. |
| 2001 – April | Increase in shareholding in Ticor Limited of Australia to 43.8%. |
| 2001 – 26 November | Kumba (Iscor Mining division) unbundled and separately listed on JSE. |
| 2003 | Anglo American becomes Kumba's majority shareholder. |
| 2005 – 13 October | Announcement of the transaction that will result in the creation of Exxaro and Kumba Iron Ore. |
| 2005 – 22 November | Take-out of Ticor Limited minority shareholders through a Scheme of Arrangement. |

## 2.3 Background

SRK is a subsidiary of the international group holding company, SRK Group. SRK has been commissioned by the directors of Kumba to prepare a CPR on the Material Properties which will be incorporated into Exxaro and Kumba Iron Ore.

The description of the transaction is summarised in Section 1.2.1.

**Table 2.2 Salient historical operating statistics**

| IRON ORE | | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) |
|---|---|---|---|---|---|---|
| Production | | | | | | |
| Sishen Mine | (Kt) | 25,903 | 26,168 | 13,470 | 27,609 | 28,458 |
| Thabazimbi Mine | (Kt) | 2,421 | 2,389 | 1,270 | 2,503 | 2,530 |
| Total | (Kt) | 28,324 | 28,557 | 14,740 | 30,112 | 30,987 |
| Sales | | | | | | |
| Sishen Mine exports | (Kt) | 19,916 | 20,946 | 10,004 | 20,923 | 22,113 |
| **COAL** | | | | | | |
| **KUMBA COAL** | | | | | | |
| Coking Coal | | | | | | |
| Production | | | | | | |
| Grootegeluk Mine | (Kt) | 1,670 | 1,830 | 884 | 1,972 | 1,859 |
| Tshikondeni Mine | (Kt) | 404 | 377 | 193 | 437 | 414 |
| Total | (Kt) | 2,074 | 2,207 | 1,077 | 2,409 | 2,273 |
| Thermal Coal | | | | | | |
| Production | (Kt) | 13,351 | 13,036 | 7,201 | 14,017 | 14,573 |
| Sales to Eskom | (Kt) | 13,198 | 13,051 | 7,154 | 14,356 | 14,703 |
| Other Coal | | | | | | |
| Production | | | | | | |
| Grootegeluk Mine | (Kt) | 1,194 | 1,313 | 628 | 1,403 | 1,551 |
| Leeuwpan Mine | (Kt) | 1,631 | 1,456 | 845 | 1,615 | 1,442 |
| Total | (Kt) | 2,825 | 2,769 | 1,473 | 3,018 | 2,993 |
| **EYESIZWE COAL** | | | | | | |
| Thermal Coal | | | | | | |
| Production | | | | | | |
| Arnot Colliery | (Kt) | 4,924 | 5,629 | 3,074 | 6,019 | 4,976 |
| Matla Colliery | (Kt) | 12,548 | 14,167 | 7,761 | 15,528 | 12,425 |
| New Clydesdale Colliery | (Kt) | 853 | 1,003 | 519 | 1,108 | 1,185 |
| North Block Complex | (Kt) | 980 | 1,428 | 859 | 2,518 | 3,063 |
| Total | (Kt) | 19,305 | 22,227 | 12,212 | 25,173 | 21,649 |
| **HEAVY MINERALS** | | | | | | |
| Ticor SA | | | | | | |
| Production | | | | | | |
| Ilmenite | (Kt) | 44 | 91 | 87 | 262 | 358 |
| Zircon | (Kt) | 45 | 53 | 25 | 49 | 47 |
| Rutile | (Kt) | 19 | 20 | 9 | 20 | 23 |
| Low manganese pig iron | (Kt) | | 3 | 12 | 63 | 89 |
| Scrap pig iron | (Kt) | | | 3 | 5 | 8 |
| Chloride slag | (Kt) | | | 13 | 96 | 134 |
| Sulphate slag | (Kt) | | | 10 | 40 | 30 |
| Ticor(1) | | | | | | |
| Production | | | | | | |
| Ilmenite | (Kt) | 223 | 214 | 109 | 236 | 220 |
| Zircon | (Kt) | 39 | 40 | 19 | 38 | 35 |
| Rutile | (Kt) | 15 | 18 | 9 | 18 | 16 |
| Leucoxene | (Kt) | 9 | 13 | 5 | 11 | 12 |
| Synthetic rutile | (Kt) | 89 | 90 | 56 | 112 | 111 |
| Pigment | (Kt) | 46 | 47 | 27 | 54 | 53 |
| **BASE METALS** | | | | | | |
| Zinc | | | | | | |
| Production | | | | | | |
| Rosh Pinah (zinc concentrate) | (Kt) | 75 | 91 | 54 | 124 | 126 |
| Zincor (zinc metal) | (Kt) | 105 | 115 | 55 | 104 | 102 |
| Chifeng (zinc metal)(2) | (Kt) | | | 3 | 12 | 15 |
| Rosh Pinah (lead concentrate) | (Kt) | 28 | 22 | 18 | 27 | 25 |
| **INDUSTRIAL MINERALS** | | | | | | |
| Glen Douglas | | | | | | |
| Production | | | | | | |
| Dolomite | (Kt) | 543 | 642 | 327 | 653 | 689 |
| Aggregate | (Kt) | 650 | 586 | 302 | 705 | 666 |
| Lime | (Kt) | 99 | 99 | 36 | 73 | 26 |

(1) Ticor was consolidated from 1 April 2003. The production tonnes reflect Ticor's 50% interest in its Tiwest JV joint venture. Physical information provided for periods prior to consolidation are for comparative purposes only.

(2) The effective interest in the physical information of the Chifeng refinery has been disclosed.

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

## 2.4 Overview of the Material Properties

The following sections include Tables which present the design and operating capacities of production units which will be in operation for the duration of the various LoM plans.

## 2.5 Iron Ore

Exxaro's iron ore interests comprise its 20% stake in Sishen Iron Ore.

### 2.5.1 Sishen Mine

Sishen Mine is located in the Magisterial District of Postmasburg in the Northern Cape Province of South Africa, some 280km northwest of Kimberley. Located at latitude 27°47'S and longitude 23°00'E, the site is accessed via a tarred road, the R27, between Vryburg and Upington.

Exploration, development and production history dates from the early 19th century, however large scale exploration only commenced in the 1940s. Following a diamond-drilling programme in 1947, mining operations at Sishen Mine commenced in 1953, primarily providing ore for consumption at domestic steel mills. A further exploration programme during the 1960s led to a significant increase in the resource base, and coupled with the completion of the Sishen to Saldanha railway line, in 1976, enabled increased production through export of iron ore. Total mine production since 1953 is estimated at 812Mt yielding some 665Mt of saleable product (refer to Table 2.3). Sishen Iron Ore has a 100% equity stake in Sishen Mine, but a 78.6% undivided share in the Sishen Mine minerals rights. The remaining minerals rights are held by Mittal Steel, which is entitled to 6.25Mtpa of final ore products over the life of the mine.

**Table 2.3 Sishen Mine: Historical Production**

| Year[1] | Tonnes Treated (Mt) | Lump (Mt) | DR (Mt) | DRS (Mt) | Fine (Mt) | CS (Mt) | Total Products (Mt) |
|---|---|---|---|---|---|---|---|
| 1953–1970 | 31.5 | 25.5 | | | | | 25.5 |
| 1971–1980 | 127.4 | 68.0 | | | 35.4 | | 103.4 |
| 1981–1990 | 209.5 | 100.0 | | 6.6 | 62.7 | 0.8 | 170.1 |
| 1991–2000 | 268.5 | 134.7 | 1.3 | 3.9 | 72.6 | 6.6 | 219.1 |
| 2001[F] | 31.3 | 14.3 | 0.8 | 0.2 | 6.9 | 1.7 | 23.9 |
| 2002[F] | 30.9 | 15.1 | 0.2 | 0.6 | 8.7 | 1.7 | 26.3 |
| 2003[F] | 32.0 | 15.0 | 0.7 | 0.6 | 8.7 | 1.8 | 26.8 |
| 2003[H2] | 16.1 | 7.6 | 0.5 | 0.3 | 4.5 | 0.7 | 13.6 |
| 2004[C] | 32.8 | 14.7 | 1.3 | 0.7 | 8.3 | 2.5 | 27.5 |
| 2005[C] | 31.8 | 15.2 | 1.3 | 1.2 | 8.8 | 2.4 | 28.8 |
| **Total** | **811.8** | **410.1** | **6.1** | **14.1** | **216.6** | **18.2** | **665.0** |

(1) Tonnes treated between 1953 and 1997 estimated from average yields from 1998 to 2001, 30 June.

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Sishen Mine currently comprises a conventional open-pit operation, processing through a single processing facility with an operating capacity of 32.5Mtpa of RoM. The Main Plant production at Sishen Mine is focused on the beneficiation of high-grade iron ore (beneficiated FeM 60%) to produce a product of 66%Fe. Saleable products comprise some 28.5Mtpa and include Lump, Direct Reduction (DR), Direct Reduction Shaft Furnace ("DRS"), Fines and Coarse Sinter ("CS"). These products are supplied in varying amounts to domestic steel mills with the majority, 22Mtpa, exported via the port facilities at Saldanha. In addition to the exports and sales on commercial terms Kumba has an agreement with Mittal Steel to supply Mittal Steel domestically with 6.25Mtpa of saleable product on a cost plus 3% management fee basis of which a maximum of 1.8Mtpa is to be delivered to Saldanha Steel.

The Sishen Expansion Project ("SEP") is based on the introduction of new jigging process technology that is planned to upgrade traditionally lower grade iron ore (Fe >50%) to export quality at some 64%Fe. The project is planned to be undertaken in two phases for which a Feasibility Study for Phase I, some 13Mtpa of product, was completed in January 2005. Phase II is planned to increase SEP production by a further 10 – 20Mtpa of product but is dependent on a higher rail capacity than included in the current Transnet contract agreement. SRK has consequently reviewed and included the TEPs associated with the SEP Phase I project. SRK understands that Kumba is currently undertaking investigations to increase the SEP capacity and, subsequent to review, these projections may be included in the current valuation exercise either through a DCF analysis or attributing value to the Mineral Resource.

**Table 2.4 Sishen Mine: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| Mine Access | North Pit, South Pit | Long life asset with waste mining capacity of 4,100ktpm and ore mining capacity of 2,800ktpm in current mine configurations. |
| Process Facilities | Main Plant | Long life asset with operating capacity of 2,900ktpm comprising conventional heavy media circuits to produce various iron ore products. |
| SEP Plant | | Long life asset with operating capacity of 1,400ktpm comprising jig circuits. |
| Tailings Facilities | No.1 | Long life asset. |

Table 2.4 provides summary details of the infrastructure currently servicing Sishen Mine, type of operation and projected life. Table 2.5 provides a summary of the principal operating statistics for the years ending 30 June 2002 to 31 December 2006 inclusive. The increase in capital expenditure in 2006 is principally associated with the construction of the SEP process plant which forms the principal project capital for Sishen. The SEP Phase I project is being constructed over some three years from 2006 at a total capital cost of ZAR4.0 billion. In addition to the SEP capital for 2006, sustaining capital is required in terms of the main plant and replacement mining equipment. The increase in cash production costs between 2003 and 2006 is largely as a result of an increase in on-mine costs, notably diesel.

**Table 2.5 Sishen Mine: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(Mt)** | 30.9 | 32.0 | 16.3 | 32.8 | 31.8 | 33.5 |
| Waste Mined | **(Mt)** | 57.2 | 65.4 | 30.8 | 54.7 | 58.6 | 78.9 |
| Stripping Ratio | **(tw:to)** | 1.8 | 2.0 | 1.9 | 1.7 | 1.8 | 2.4 |
| Overall Yield | **(%)** | 84 | 82 | 83 | 85 | 89 | 86% |
| **Sales** | | | | | | | |
| Lump | **(Mt)** | 15.1 | 15.0 | 7.7 | 14.7 | 15.2 | 14.7 |
| DR Ore | **(Mt)** | 0.2 | 0.7 | 0.6 | 1.3 | 1.3 | 1.7 |
| DRS Ore | **(Mt)** | 0.6 | 0.6 | 0.4 | 0.7 | 1.2 | 1.2 |
| Coarse Sinter | **(Mt)** | 1.7 | 1.8 | 0.7 | 2.5 | 2.4 | 3.0 |
| Fine | **(Mt)** | 8.7 | 8.7 | 4.1 | 8.3 | 8.8 | 8.4 |
| Total | **(Mt)** | 26.3 | 26.8 | 13.5 | 27.5 | 28.8 | 29.0 |
| **Expenditure Statistics** | | | | | | | |
| Total Cash Production Costs | **(ZARm)** | 1,156 | 1,239 | 619 | 1,353 | 1,540 | 1,803 |
| Total Capital Expenditure | **(ZARm)** | 251 | 197 | 96 | 170 | 243 | 1,718 |
| **Expenditure Efficiencies** | | | | | | | |
| Total Cash Production Costs | **(ZAR/t treated)** | 37.4 | 38.8 | 38.0 | 41.3 | 48.4 | 53.8 |
| | **(ZAR/t sales)** | 44.0 | 46.3 | 46.0 | 49.2 | 53.5 | 62.2 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

### 2.5.2 Sishen South Project

The Sishen South Project is located 12km southwest of Postmasburg in the Northern Cape and 85km south of Sishen Mine. The Sishen South Project consists of two phases. The LoM and associated FM and NPV presented in this CPR represents Sishen South Project Phase I, while Sishen South Project Phase II is valued as an exploration project.

The project site is accessed via a gravel road, the R383, to Postmasburg. A rail network exists between Beeshoek and Sishen Mine and a link will be constructed to a siding at the Beeshoek Mine from the Sishen South Project which is 14km to the south. Power is available via Postmasburg or the Beeshoek Mine and the Sishen South Project plans to utilise power from Postmasburg, which will be sourced via a new Eskom Holdings Limited ("Eskom") line to be constructed between Postmasburg and the Sishen South Project.

A new sub-station will be installed at site and the existing sub-station at Postmasburg upgraded. In terms of water supply 35m$^3$/hr is required at site principally as potable water and at the plant this will be obtained from the de-watering programme that is to be established. De-watering will commence at some 100m$^3$/hr and build-up to a maximum of 350m$^3$/hr for Phase 1. Excess water is planned to be delivered to the Vaal-Gamagara pipe line.

The region is semi-arid with annual rainfall between 300mm and 500mm, and current land use is limited to sheep and goat farming and minor irrigation agriculture. The surface topography is medium to flat and the site is some 1,300m above sea level. Exploration has been undertaken by Kumba since 1953 and a number of option and feasibility type studies had been completed.

The increase in planned rail capacity to 35Mtpa has enabled Kumba to proceed with a combination of Phase I of the Sishen South Project and to introduce SEP.The high grade iron ore available at the Sishen South Project is considered comparable to that of the Sishen Expansion Project – 64%Fe Lump ore and 63.5%Fe Fine ore. A feasibility study was completed by Kumba in June 2005. SRK's review of Sishen South is based upon the designs and projections contained in this document.

### 2.5.3 Thabazimbi Mine

Thabazimbi Mine is situated in the Magisterial District of Thabazimbi, Limpopo Province, South Africa, some 200km north of Johannesburg. Located at latitude 24°36'S and longitude 27°23'E, the site is accessed via a tarred road, the R511, between Brits and Lephalale. Exploration, development and production history dates from 1919, however large-scale exploration only commenced in the 1930s when Iscor acquired the mineral rights.

Substantive mining operations at Thabazimbi Mine commenced in 1932, primarily providing ore for consumption at domestic steel mills. Total mine production since 1932 is some 154Mt yielding some 118Mt of saleable products (refer to Table 2.6). Thabazimbi Mine is effectively a Mittal captive operation, which operates on a cost plus 3% management fee basis.

**Table 2.6 Thabazimbi Mine: Historical Production**

| Year | Tonnes Treated (Mt) | Lump (Mt) | Fine (Mt) | Total Products (Mt) |
|---|---|---|---|---|
| 1932–1970 | 49.8 | 19.9 | 17.2 | 37.1 |
| 1971–1980 | 28.2 | 11.2 | 9.7 | 20.9 |
| 1981–1990 | 29.3 | 11.7 | 10.1 | 21.8 |
| 1991–2000 | 31.1 | 13.5 | 11.1 | 24.6 |
| 2001(F) | 2.6 | 1.0 | 1.1 | 2.1 |
| 2002(F) | 2.7 | 1.3 | 1.1 | 2.4 |
| 2003(F) | 2.8 | 1.3 | 1.1 | 2.4 |
| 2003(H2) | 1.5 | 0.7 | 0.6 | 1.3 |
| 2004(C) | 3.1 | 1.3 | 1.2 | 2.6 |
| 2005(C) | 3.1 | 1.3 | 1.2 | 2.5 |
| **Total** | **154.2** | **63.2** | **54.4** | **117.7** |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

**Table 2.7 Thabazimbi Mine: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| Mine Access | Donkerpoort Nek/East Pit | Short life asset. |
| | Buffelshoek West Pit | Short life asset. |
| | Donkerpoort West Pit | Short life asset. |
| | Kwaggashoek East Pit | Short life asset. |
| Process Facilities | No.1 Plant | Short life asset with operating capacity of 270ktpm comprising conventional dense medium separation circuits. |
| Tailings Facilities | No. 1 Plant | Short life asset. |

Thabazimbi Mine comprises an established conventional open-pit operation, processing through a single processing facility with an operating capacity of some 3Mtpa of RoM. The operation is considered to be a short-life operation although investigations into the Phoenix Project, a significant LoM extension project, are well-advanced.

Table 2.7 provides summary details of the infrastructure currently servicing Thabazimbi Mine, type of operation and projected life. Table 2.8 indicates a summary of the principal operating statistics for the years ending 30 June 2002 through to 31 December 2006 inclusive. Actual production for the financial year ending 31 December 2005 is some 2.5Mt of saleable products.

The declining stripping ratio is a result of the relatively short LoM as well as the topography particular to Thabazimbi. A number of the pits started with very high stripping ratios due to the mountainous terrain where, in places, the side or top of the mountain initially needed to be removed to create a stable slope or to access the ore. The stripping ratio, as the elevation drops, therefore declines.

**Table 2.8 Thabazimbi Mine: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | (Mt) | 2.7 | 2.8 | 1.5 | 3.1 | 3.1 | 3.0 |
| Waste Mined | (Mt) | 34.9 | 33.2 | 19.8 | 34.5 | 25.0 | 15.4 |
| Stripping Ratio | (tw:to) | 12.8 | 12.0 | 12.9 | 11.2 | 7.5 | 5.1 |
| Overall Yield | (%) | 89 | 87 | 85 | 81 | 83 | 85 |
| **Sales** | | | | | | | |
| Lump | (Mt) | 1.3 | 1.3 | 0.7 | 1.3 | 1.2 | 1.1 |
| Fine | (Mt) | 1.1 | 1.1 | 0.6 | 1.2 | 1.3 | 1.4 |
| Total | (Mt) | 2.4 | 2.4 | 1.3 | 2.6 | 2.5 | 2.5 |
| **Expenditure Statistics** | | | | | | | |
| Total Cash Production Costs | (ZARm) | 395 | 341 | 160 | 370 | 388 | 358 |
| Total Capital Expenditure | (ZARm) | 69 | 106 | 80 | 104 | 40 | 66 |
| **Expenditure Efficiencies** | | | | | | | |
| Total Cash Cost of Sales | (ZAR/t treated) | 145.2 | 123.6 | 104.1 | 120.0 | 127.0 | 119.3 |
| | (ZAR/t sales) | 164.8 | 140.3 | 125.4 | 145.4 | 153.0 | 143.2 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

## 2.6 Coal

Exxaro's coal interests comprise a 100% interest in Kumba Coal and Eyesizwe.

### 2.6.1 Grootegeluk Mine

Grootegeluk Mine is situated in the Magisterial District of Lephalale in the Limpopo Province of South Africa, some 240km northwest of Pretoria (Tshwane) and 70km south of the border with Botswana. Located at latitude 23°39'S and longitude 27°43'E, *the site is accessed via a tarred road*, the R517, between Modimolle (formerly Nylstroom) and Lephalale (formerly Ellisras).

Exploration history in the Waterberg Coalfield dates from 1920, although larger scale exploration did not commence until the 1940's. Following intensive exploration by Iscor, beginning in 1973, a mining lease was granted in 1979. In 1980 Grootegeluk Mine was established as the first and to date the only coal mine in the Waterberg Coalfield. Total mine production (including discard) since 1980 is some 561Mt rendering some 282Mt of saleable coal (refer to Table 2.9). Grootegeluk Mine is a conventional open-pit operation. Processing is through five coal preparation plants with a combined operating capacity of 2,979ktpm. A sixth coal plant is under construction. Saleable products include semi-soft coking coal, metallurgical coal and thermal coal, with the latter predominating as a dedicated supply to the Matimba Power Station. Metallurgical coal is primarily supplied to Mittal steel mills, with certain semi-soft coking coal exported via ports at Durban and Richards Bay in the KwaZulu-Natal Province of South Africa.

**Table 2.9 Grootegeluk Mine: Historical Production**

| Year | Tonnes Processed (Mt) | Coking Coal (Mt) | Metallurgical Coal (Mt) | Thermal Coal (Mt) | Total Products (Mt) |
|---|---|---|---|---|---|
| 1980 – 1990 | 132.8 | 17.5 | 0.0 | 49.9 | 67.4 |
| 1991 – 1995 | 107.7 | 6.6 | 0.2 | 45.2 | 52.1 |
| 1996(F) | 27.3 | 1.8 | 0.2 | 13.3 | 15.3 |
| 1997(F) | 25.9 | 1.5 | 0.3 | 12.3 | 14.0 |
| 1998(F) | 29.4 | 1.4 | 0.5 | 12.9 | 14.8 |
| 1999(F) | 27.8 | 1.2 | 0.7 | 11.5 | 13.4 |
| 2000(F) | 29.4 | 1.3 | 1.2 | 11.8 | 14.3 |
| 2001(F) | 29.1 | 1.5 | 1.3 | 12.0 | 14.8 |
| 2002(F) | 32.2 | 1.7 | 1.2 | 13.4 | 16.2 |
| 2003(F) | 32.4 | 1.8 | 1.3 | 13.0 | 16.2 |
| 2003(H2) | 17.6 | 1.0 | 0.6 | 7.2 | 8.8 |
| 2004(C) | 35.3 | 2.0 | 1.4 | 14.0 | 17.4 |
| 2005(C) | 34.3 | 1.9 | 1.6 | 14.2 | 17.6 |
| **Total** | **561.2** | **41.2** | **10.3** | **230.7** | **282.2** |

Table 2.10 below gives summary details of the infrastructure currently servicing Grootegeluk Mine, type of operation and projected life.

**Table 2.10 Grootegeluk Mine: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| **Mine Access** | Main Open Pit | Long life asset with current operating capacity of 2,979ktpm RoM and 1,674ktpm waste. |
| **Process Facilities** | GG1 | Long life asset with operating capacity of 1,366ktpm comprising conventional coal circuits to produce semi-soft coking coal and thermal coal. |
| | GG2 | Long life asset with operating capacity of 1,245ktpm comprising conventional coal circuits to produce thermal coal. |
| | GG3 | Long life asset with operating capacity of 159ktpm comprising a raw coal crushing facility used to produce unwashed coal for blending at Matimba. |
| | GG4 and 5 | Long life asset with operating capacity of 209ktpm comprising a beneficiation facility to produce metallurgical coal. |
| | GG6 | Long life asset under construction, due for commissioning in early 2006, with operating capacity of 584ktpm comprising a beneficiation facility to produce semi-soft coking coal and thermal coal for Matimba. |
| **Tailings Facilities** | No. 1, No. 2, No. 3, No. 5 | Two medium life assets, No. 1 and No. 2 with No. 3 and No. 5 temporarily closed. |

Historical operating statistics for the past four years for Grootegeluk Mine are summarised in Table 2.11 below.

**Table 2.11 Grootegeluk Mine: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| Tonnes Treated | (Mt) | 32.2 | 32.4 | 17.6 | 35.3 | 34.3 | 36.2 |
| **Production Statistics** | | | | | | | |
| Tonnes Treated | (Mt) | 32.2 | 32.4 | 17.6 | 35.3 | 34.3 | 36.2 |
| Waste Mined | (Mt) | 21.7 | 20.2 | 9.4 | 17.3 | 24.2 | 22.8 |
| Stripping Ratio | (tw:to) | 0.7 | 0.6 | 0.5 | 0.5 | 0.7 | 0.6 |
| Overall Yield | (%) | 50 | 50 | 49 | 49 | 51 | 50 |
| **Sales** | | | | | | | |
| Semi –soft Coking Coal | (Mt) | 1.7 | 1.8 | 1.0 | 2.0 | 1.9 | 2.6 |
| Metallurgical Coal | (Mt) | 1.2 | 1.3 | 0.6 | 1.4 | 1.6 | 1.5 |
| Thermal Coal | (Mt) | 13.4 | 13.0 | 7.2 | 14.0 | 14.2 | 14.6 |
| Total | (Mt) | 16.2 | 16.2 | 8.7 | 17.4 | 17.6 | 18.8 |
| **Expenditure statistics** | | | | | | | |
| Total Cash Costs | (ZARm) | 657 | 723 | 343 | 724 | 819 | 853 |
| Total Capital Expenditure | (ZARm) | 132 | 92 | 11 | 181 | 231 | 296 |
| **Expenditure efficiencies** | | | | | | | |
| *Total Cash Costs* | (ZAR/t *treated*) | 20.4 | 22.3 | 19.5 | 20.5 | 23.9 | 23.6 |
| | (ZAR/t sales) | 40.5 | 44.7 | 39.2 | 41.6 | 46.4 | 45.4 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

### 2.6.2 Leeuwpan Mine

Leeuwpan Mine is situated in the Magisterial District of Delmas in the Mpumalanga Province of South Africa some 80km east of Johannesburg. Located at latitude 26°08'S and longitude 28°41'E, the site is accessed via a tarred road, the R50, between Delmas and Leandra.

Exploration, development and production history in the area dates from 1988 leading to commencement of mining operations in 1992. Total mine production since 1992 is estimated at some 25Mt yielding some 14Mt of saleable coal (Table 2.13).

Leeuwpan Mine comprises two conventional open-pit operations, processing through a jig plant and separate coal washing facility, with operating capacity of 215ktpm. The saleable product is metallurgical and steam coal which is supplied to the domestic steel mills, other local distributors and exported via port facilities at Matola and Durban, as well as thermal coal which is supplied to Eskom's Majuba power station.

**Table 2.12 Leeuwpan Mine: Historical Production**

| Year | Tonnes Treated (Mt) | Metallurgical Coal (Mt) | Thermal Coal (Mt) | Total Products (Mt) |
|---|---|---|---|---|
| 1992–1995 | 1.4 | 0.8 | | 0.8 |
| 1996(F) | 1.2 | 0.8 | | 0.8 |
| 1997(F) | 1.4 | 0.8 | | 0.8 |
| 1998(F) | 1.0 | 0.7 | | 0.7 |
| 1999(F) | 1.9 | 0.9 | | 0.9 |
| 2000(F) | 2.3 | 1.4 | | 1.4 |
| 2001(F) | 2.5 | 1.6 | | 1.6 |
| 2002(F) | 2.7 | 1.6 | | 1.6 |
| 2003(F) | 2.7 | 1.4 | 0.1 | 1.5 |
| 2003(H2) | 1.4 | 0.6 | 0.2 | 0.8 |
| 2004(C) | 2.8 | 1.3 | 0.4 | 1.7 |
| 2005(C) | 3.2 | 1.4 | 0.5 | 1.9 |
| **Total** | **24.7** | **13.2** | **1.3** | **14.4** |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.13 provides summary details of the infrastructure currently servicing Leeuwpan Mine, type of operation and projected life.

**Table 2.13 Leeuwpan Mine: Current Infrastructure**

| Type | Infrastructure | Details |
|---|---|---|
| **Mine Access** | **Main Open Pits** | Long life assets with current operating capacity of 405ktpm RoM and 1,586ktpm waste. |
| **Process Facilities** | **No. 1 Plant** | Long life asset with operating capacity of 215ktpm comprising conventional coal circuits to produce metallurgical and thermal coal. |
| | **Jig** | Long life asset with 190ktpm operating capacity comprising crush and screen circuits to produce power station coal. |
| **Tailings Facilities** | **Various slurry ponds** | Long life assets. |

Historical operating statistics for the past four years for Leeuwpan Mine are summarised in Table 2.14.

**Table 2.14 Leeuwpan Mine: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(Mt)** | 2.7 | 2.7 | 1.4 | 2.8 | 3.2 | 4.9 |
| Waste Mined | **(Mt)** | 11.0 | 9.6 | 5.8 | 13.0 | 11.5 | 21.0 |
| Stripping Ratio | **(tw:to)** | 4.0 | 3.8 | 4.1 | 4.3 | 3.7 | 4.3 |
| Overall Yield | **(%)** | 60 | 53 | 60 | 62 | 62 | 63 |
| **Sales** | | | | | | | |
| Metallurgical Coal | **(Mt)** | 1.6 | 1.4 | 0.6 | 1.3 | 1.4 | 1.4 |
| Thermal coal | **(Mt)** | | 0.1 | 0.2 | 0.4 | 0.5 | 1.2 |
| Export Coal | **(Mt)** | | | | | | 0.5 |
| Total | **(Mt)** | 1.6 | 1.5 | 1.0 | 1.7 | 2.0 | 3.1 |
| **Expenditure statistics** | | | | | | | |
| Total Cash Costs | **(ZARm)** | 94 | 98 | 45 | 125 | 126 | 166 |
| Total Capital Expenditure | **(ZARm)** | 15 | 25 | 35 | 52 | 104 | 61 |
| **Expenditure efficiencies** | | | | | | | |
| Total Cash Costs | **(ZAR/t treated)** | 34.7 | 35.9 | 32.2 | 44.0 | 40.0 | 33.9 |
| | **(ZAR/t sales)** | 57.5 | 67.8 | 45.1 | 72.7 | 64.3 | 53.6 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

### 2.6.3 Tshikondeni Mine

Tshikondeni Mine is situated in the Magisterial District of Thohoyandou, in Limpopo Province, South Africa, some 140km east of Musina (formerly Messina) and 15km south of the border with Zimbabwe. Located at latitude 22°30'S and longitude J' 30°50'E, the site is accessed via a tarred road, the R525 some 100km east of Tshipise.

Exploration in the Pafuri eastern sector of the Soutpansberg Coalfield dates from 1950, although larger scale exploration did not take place until the 1970's. In 1973 Iscor began an extensive exploration program. Mining operations at Tshikondeni Mine subsequently commenced in 1983, and to date it remains the only coal mine in the Soutpansberg Coalfield. Total mine production since 1983 is some 10.7Mt RoM yielding some 6.1Mt of saleable coal (Table 2.15).

Tshikondeni Mine comprises an underground mining operation, accessed by four surface declines, processing through a single coal preparation plant with an operating capacity of 75ktpm. The saleable product is coking coal, which is supplied solely to Mittal steel mills.

Tshikondeni Mine is effectively a Mittal captive operation, which operates on a cost plus 3% management fee basis.

**Table 2.15 Tshikondeni Mine: Historical Production**

| Year | Tonnes Treated (Mt) | Metallurgical Coal (Mt) |
|---|---|---|
| 1983 – 1990 | 1.5 | 1.0 |
| 1991 – 1995 | 1.9 | 1.3 |
| 1996(F) | 0.5 | 0.3 |
| 1997(F) | 0.6 | 0.3 |
| 1998(F) | 0.6 | 0.3 |
| 1999(F) | 0.6 | 0.3 |
| 2000(F) | 0.7 | 0.4 |
| 2001(F) | 0.8 | 0.4 |
| 2002(F) | 0.8 | 0.4 |
| 2003(F) | 0.8 | 0.4 |
| 2003(H2) | 0.4 | 0.2 |
| 2004(C) | 0.8 | 0.4 |
| 2005(C) | 0.8 | 0.4 |
| **Total** | **10.7** | **6.1** |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.16 provides summary details of the infrastructure currently servicing Tshikondeni Mine, type of operation and projected life.

**Table 2.16 Tshikondeni Mine: Current Infrastructure**

| Type | Infrastructure | Details |
|---|---|---|
| **Mine Access** | **Mupani** | Short life asset with current operating capacity of 10ktpm Rom. |
| | **Mutale** | Medium life asset with current operating capacity of 15ktpm RoM. |
| | **Nyala** | Short life asset with current operating capacity of 40ktpm RoM. |
| | **Vhukati** | Medium life asset with current operating capacity of 10ktpm RoM. |
| **Process Facilities** | **No. 1 Plant** | Long life asset with operating capacity of 254ktpm comprising conventional coal circuits to produce metallurgical and thermal coal. |
| **Tailings Facilities** | **Various slurry ponds** | Long life assets. |

Historical operating statistics for the past four years for Tshikondeni Mine are summarised in Table 2.17.

**Table 2.17 Tshikondeni Mine: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(kt)** | 820 | 750 | 380 | 830 | 780 | 751 |
| Overall Yield | **(%)** | 49 | 50 | 51 | 53 | 54 | 53 |
| **Sales** | | | | | | | |
| Coking Coal | **(kt)** | 404 | 377 | 205 | 434 | 393 | 400 |
| **Expenditure statistics** | | | | | | | |
| Total Cash Costs | **(ZARm)** | 209.7 | 209.8 | 116.6 | 223.0 | 267.0 | 254.1 |
| Total Capital Expenditure | **(ZARm)** | 33.1 | 50.2 | 15.0 | 34.9 | 29.9 | 55.9 |
| **Expenditure efficiencies** | | | | | | | |
| Total Cash Costs | **(ZAR/t treated)** | 255.7 | 279.7 | 306.8 | 268.7 | 342.3 | 338.5 |
| | **(ZAR/t sales)** | 519.1 | 556.5 | 568.8 | 513.8 | 679.4 | 635.1 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

### 2.6.4 Arnot Colliery

Arnot Colliery is situated approximately midway between the towns of Middelburg and Carolina in the Mpumalanga province. The colliery is approximately 43km by road from Middelburg, 65km by road from Carolina and 25km by road from Hendrina. Arnot Colliery has been in operation since 1972. Total mine production (including discard) since 1972 is some 157Mt. Historical production information appears in Table 2.18.

**Table 2.18 Arnot Colliery: Historical Production**

| Year | No. 2 Shaft (Mt) | No. 8 Shaft (Mt) | Opencast (Mt) | Mini Pit (Mt) | Mini Pit BWest (Mt) | No.10 Shaft (Mt) | Total (Mt) |
|---|---|---|---|---|---|---|---|
| 1972–1980 | 11.9 | 4.9 | 19.6 | 4.1 | | | **40.4** |
| 1981–1990 | 13.6 | 8.0 | 33.7 | | | | **55.2** |
| 1991–2000 | | 28.4 | 4.2 | | 0.6 | 0.6 | **33.8** |
| 2001[(C)] | | 3.1 | | | | 1.7 | **4.7** |
| 2002[(C)] | | 2.9 | | | | 2.2 | **5.1** |
| 2003[(C)] | | 1.8 | | 1.0 | | 3.4 | **6.1** |
| 2004[(C)] | | 2.1 | | 1.0 | | 2.9 | **6.0** |
| **2005**[(C)] | | 2.2 | | 0.9 | | 1.9 | **5.0** |
| **Total** | **25.5** | **53.3** | **57.4** | **6.9** | **0.6** | **12.8** | **156.5** |

(C) Calendar Year ended 31 December.

Arnot Colliery is a long life asset with an operating capacity of 5,700ktpa of coal. It produces mainly thermal coal, which it supplies on contract to Eskom. The underground operations of Arnot Colliery are contracted to supply 5,000ktpa of thermal coal to Eskom's Arnot power station.

Arnot Colliery currently has three primary long life facilities: No. 3 Shaft, No. 8 Shaft and No. 10 Shaft. Details on Arnot Colliery's infrastructure appear in Table 2.19 and details of Arnot Colliery's historical operating statistics appear in Table 2.20.

**Table 2.19 Arnot Colliery: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| **Mine Access** | 3, 8 and 10 Incline Shafts | Long life asset with current operating capacity of approximately 5,700ktpa of coal. |
| **Production Facilities** | Beneficiation Plant | Beneficiates 14% of RoM. |
| **Discard Facilities** | Voids in the opencast | Long life assets. |

**Table 2.20 Arnot Colliery: Historical Operating Statistics**

| Statistics | Units | 2001[(C)] | 2002[(C)] | 2003[(C)] | 2004[(C)] | 2005[(C)] | 2006[(C)] |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(Mt)** | 4.7 | 5.1 | 6.1 | 6.0 | 5.0 | 5.2 |
| Overall Yield | **(%)** | 96 | 98 | 96 | 97 | 97 | 95 |
| **Sales** | | | | | | | |
| Thermal Coal | **(Mt)** | 4.7 | 5.1 | 6.1 | 6.0 | 5.0 | 5.0 |
| Total | **(Mt)** | 4.7 | 5.1 | 6.1 | 6.0 | 5.0 | 5.0 |
| **Expenditure statistics** | | | | | | | |
| Total Working Costs | **(ZARm)** | 234.2 | 272.4 | 355.2 | 366.9 | 380.9 | 406.7 |
| Total Capital Expenditure (Eskom Funded) | **(ZARm)** | 11.3 | 0.2 | 7.1 | 0.2 | 125.7 | na |
| **Expenditure efficiencies** | | | | | | | |
| Total Cash Costs | **(ZAR/t RoM)** | 49.4 | 53.3 | 57.8 | 61.0 | 76.6 | 77.8 |
| | **(ZAR/t sales)** | 49.4 | 53.3 | 57.8 | 61.0 | 76.6 | 81.5 |

(C) Calendar Year ended 31 December.

The progressive increase in working costs at Arnot can be attributed to:

- Annual wage increases;
- Higher staff complements due to additional new sections; and
- Increase in extraordinary costs mainly due to replacement/repairs of underground equipment.

### 2.6.5 Matla Colliery

Matla Colliery is located in the Kriel District of Mpumalanga, approximately 20km west of Kriel, 50km southwest of Witbank and 30km south of Ogies. The mine was founded towards the end of 1973 to supply Eskom's 3,600 MW Matla Power Station. Total mine production (including discard) since 1978 is some 284Mt.

Historical production information appears in Table 2.21.

**Table 2.21 Matla Colliery: Historical Production**

| Year | Mine 1 (Mt) | Mine 2 (Mt) | Mine 3 (Mt) | Total (Mt) |
|---|---|---|---|---|
| 1978–1980 | 3.9 | | | **4.0** |
| 1981–1990 | 33.1 | 38.7 | 20.2 | **92.0** |
| 1991–2000 | 24.8 | 51.2 | 43.6 | **119.5** |
| 2001(C) | 3.0 | 5.7 | 3.6 | **12.3** |
| 2002(C) | 3.7 | 2.0 | 7.2 | **12.8** |
| 2003(C) | 4.1 | 3.4 | 8.1 | **15.6** |
| 2004(C) | 3.9 | 3.7 | 8.0 | **15.6** |
| 2005(C) | 3.0 | 2.4 | 7.1 | **12.5** |
| **Total** | **79.5** | **107.1** | **97.8** | **284.4** |

(C) Calendar Year ended 31 December.

Matla Colliery is contracted to supply 10Mtpa bituminous coal to Eskom's Matla Power Station. The current rate of production is between 12.5–13.5Mtpa, depending on Matla Power Station's requirements. Matla extracts bituminous coal from the No. 2 and No. 4 Seams. This coal is mined from underground mines at Matla Mine 1, Mine 2 and Mine 3.

Matla Colliery also supplies a further 2Mtpa of coal to Sasol at Eskom's request over a period of four years. Mine 1 (No. 4 Seam) produces approximately 3Mtpa of coal from three Continuous Miner sections, Mine 2 (No. 2 Seam) produces 2.5Mtpa of coal from one development section and one short-wall section, and Mine 3 (No. 4 Seam) produces approximately 7Mtpa of coal from three development sections and one short-wall section. The No. 2 Seam and No. 4 Seam contributions to the total Matla annual production is maintained at approximately 30% and 70%, respectively.

Details on Matla Colliery's infrastructure appear in Table 2.22 and details on Matla Colliery's historical operating statistics appear in Table 2.23.

**Table 2.22 Matla Colliery: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| **Mine Access** | Vertical shafts | Long life asset with current operating capacity of approximately 14,000ktpa of coal. |
| **Production Facilities** | No. 1 Mine | Long life asset with current operating capacity of approximately 3,000ktpa comprising conventional coal circuits to produce bituminous coal. |
| | No. 2 Mine | Long life asset with current operating capacity of approximately 4,500ktpa comprising conventional coal circuits to produce bituminous coal. |
| | No. 3 Mine | Long life asset with current operating capacity of approximately 6,500ktpa comprising conventional coal circuits to produce bituminous coal. |

**Table 2.23 Matla Colliery: Historical Operating Statistics**

| Statistics | Units | 2001(C) | 2002(C) | 2003(C) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(Mt)** | 12.3 | 12.8 | 15.6 | 15.6 | 12.5 | 13.5 |
| Overall Yield | **(%)** | 100 | 100 | 100 | 100 | 100 | 98 |
| **Sales** | | | | | | | |
| Thermal Coal | **(Mt)** | 12.3 | 12.8 | 15.5 | 15.5 | 12.4 | 13.1 |
| Total | **(Mt)** | 12.3 | 12.8 | 15.5 | 15.5 | 12.4 | 13.1 |
| **Expenditure statistics** | | | | | | | |
| Total Working Costs | **(ZARm)** | 494 | 492 | 579 | 596 | 694 | 664 |
| Total Capital Expenditure (Eskom Funded) | **(ZARm)** | 90 | 162 | 10 | 39 | 3 | na |
| **Expenditure efficiencies** | | | | | | | |
| Total Cash Costs | **($ZAR/t_{RoM}$)** | 40.2 | 38.4 | 37.1 | 38.2 | 55.5 | 49.3 |
| | **($ZAR/t_{sales}$)** | 40.2 | 38.4 | 37.3 | 38.4 | 55.9 | 50.6 |

(C) Calendar Year ended 31 December.

Matla has in the past mined approximately 15Mtpa. The additional 3Mtpa in 2003 and 2004 reflects a planned increase in production following a request for coal to be supplied to Eskom's Majuba and Tutuka Power Stations (2.5Mtpa), and to Sasol (0.5Mtpa).

### 2.6.6 New Clydesdale Colliery

New Clydesdale Colliery is located approximately 140km east of *Johannesburg,* in the province of Mpumalanga. It is one of the oldest mines in South Africa, having been worked on sporadically since 1949. Total mine production since 1981 is some 29Mt of coal yielding 17Mt of saleable coal. Historical production information appears in Table 2.24.

**Table 2.24 New Clydesdale Colliery: Historical production**

| Year | Annual Sales (Mt) | Production | | | |
|---|---|---|---|---|---|
| | | Vaalkrans East (Mt) | Vaalkrans South (Mt) | Vaalkrans North (Mt) | Total (Mt) |
| 1981–1990 | 7.9 | | | | **7.9** |
| 1991–2000 | 4.4 | | | 2.4 | **6.8** |
| 2001(C) | 0.7 | | | 1.2 | **1.9** |
| 2002(C) | 1.0 | 0.8 | | 0.5 | **2.3** |
| 2003(C) | 1.0 | 2.4 | | | **3.4** |
| 2004(C) | 1.1 | 2.4 | 0.3 | | **3.8** |
| 2005(C) | 1.2 | 0.8 | 0.4 | 0.3 | **2.7** |
| **Total** | **17.3** | **6.4** | **0.7** | **4.4** | **28.8** |

(C) Calendar Year ended 31 December.

New Clydesdale Colliery is primarily an export colliery which currently produces coal for both the export and domestic markets. It mines the Nos. 1, 2, 4 and 5 seams in the Vaalkrans North opencast operation and No. 2 seam from the pillars in the Vaalkrans South underground Area.

New Clydedale Colliery produces A-grade coal for sale on both the export and domestic markets. It exports, through the Richards Bay Coal Terminal, steam coal with a high calorific value, high volatiles and medium sulphur. Some A-grade product is sold on the domestic market. Future underground mining will take place in the Diepspruit Nos. 1 and 2 Seams.

Details on New Clydesdale Colliery's *infrastructure appear* in Table 2.25 and details of New Clydesdale Colliery's historical operating statistics appear Table 2.26.

**Table 2.25 New Clydesdale Colliery: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| **Mine Access** | Vaalkrans South No. 2 Shaft | Medium life asset with current operating capacity of approximately 1,550ktpm of coal. |
| **Production Facilities** | Vaalkrans East | Short life asset with current operating capacity of approximately 750ktpm comprising conventional coal circuits to produce export coal. This operation will cease at the end of 2005. |
| | Vaalkrans South/Diepspruit | Medium life asset with current operating capacity of approximately 1,100ktpm comprising conventional coal circuits to produce export coal. |
| | Vaalkrans N – 4 Upper | Short life asset with current operating capacity of approximately 250ktpm comprising conventional coal circuits to produce export coal. |
| | Vaalkrans N – 4 Lower | Short life asset with current operating capacity of approximately 300ktpm comprising conventional coal circuits to produce export coal. |
| **Discard facility** | Discard card | Medium life asset. |

The plant feed during 2003/2004 is double that of 2005 as a consequence of coal buy-ins from third parties and the stooping of underground pillars. New Clydesdale Colliery is geared to serve the current Richards Bay Coal Terminal ("RBCT") entitlement (common user entitlement) and supplies approximately 180kt of A grade product to the inland market. The budget is compiled to serve these markets. To meet these budget requirements, the product is a function of the plant feed and yield. Therefore, the higher the quality of raw coal supplied, the higher the yield in the plant. New Clydesdale Colliery currently has various production sources resulting in yields ranging from approximately 55% to 72%. This will determine the rate of plant feed required.

**Table 2.26 New Clydesdale Colliery: Historical Operating Statistics**

| Statistics | Units | 2001(C) | 2002(C) | 2003(C) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(Mt)** | 1.2 | 1.3 | 2.4 | 2.7 | 1.5 | 2.4 |
| Overall Yield | **(%)** | 73 | 67 | 78 | 74 | 71 | 75 |
| **Sales** | | | | | | | |
| Thermal Coal | **(Mt)** | 0.7 | 1.0 | 1.0 | 1.1 | 1.2 | 1.8 |
| Total | **(Mt)** | 0.7 | 1.0 | 1.0 | 1.1 | 1.2 | 1.8 |
| **Expenditure statistics** | | | | | | | |
| Total Cash Costs | **(ZARm)** | 87 | 160 | 167 | 193 | 259 | 293 |
| Total Capital Expenditure | **(ZARm)** | 5 | 26 | 19 | 19 | 31 | 24 |
| **Expenditure efficiencies** | | | | | | | |
| Total Cash Costs | **(ZAR/t treated)** | 72.5 | 123.1 | 69.6 | 71.5 | 172.7 | 121.9 |
| | **(ZAR/t sales)** | 76.7 | 143.1 | 77.5 | 78.5 | 193.3 | 163.3 |

(C) Calendar Year ended 31 December.

### 2.6.7 North Block Complex

The North Block Complex comprises the following:

- Glisa Colliery;
- Strathrae Colliery;
- Eerstelingsfontein Project; and
- Belfast Project.

The operations in the North Block Complex are situated in Mpumalanga province between the towns of Carolina, Arnot and Machadodorp. Since 2001 North Block Complex has produced some 8.6Mt of coal. Historical production information appears in Table 2.27.

**Glisa Colliery** is situated approximately 280km east of Johannesburg, near the town of Belfast, in the province of Mpumalanga. The colliery produces a D-grade product which is mainly supplied to the domestic market. Glisa Colliery consists of opencast operations, which produce thermal coal for Eskom, and underground operations, which produce D-grade coal. The underground at Glisa Colliery will be depleted by March 2006 and the opencast at Glisa will be depleted by June 2006.

**Strathrae Colliery** is located approximately 200km northeast of Johannesburg and approximately 15km south of Wonderfontein on the Carolina–Wonderfontein road, in the province of Mpumalanga. It is a relatively new acquisition by Eyesizwe that was refurbished and commissioned in October 2004. The colliery produces thermal coal for Eskom and metallurgical B-grade coal. Strathrae Colliery is an opencast operation, with a 4-year LoM. Strathrae Colliery expects to reclaim 355kt of material from a dump, which will be sold to Eskom, over a 12-month period.

**The Eerstelingsfontein Project** area is located approximately 230km north-northeast of Johannesburg and 20km south from the town of Belfast. Eerstelingsfontein will be mined by means of an opencast operation using the strip mining method and RoM coal will be transported by road to the Strathrae plant.

The **Belfast Project** reserve area is located approximately 220km north-northeast of Johannesburg near the town of Belfast. A feasibility study has been conducted on this project.

**Table 2.27 North Block Complex: Historical Production**

| Year | Opencast (Mt) | Underground (Mt) | Strathrae Discard Dump (Mt) | Strathrae West Pit (Mt) | Total (Mt) |
|---|---|---|---|---|---|
| **2001**[(C)] | 0.3 | 0.5 | | | 0.8 |
| **2002**[(C)] | 0.5 | 0.6 | | | 1.1 |
| **2003**[(C)] | 1.2 | 0.5 | | | 1.7 |
| **2004**[(C)] | 1.6 | 0.7 | 0.2 | | 2.5 |
| **2005**[(C)] | 1.7 | 0.7 | 0.4 | 0.1 | 2.9 |
| **Total** | **5.0** | **3.0** | **0.5** | **0.1** | **8.6** |

(C) Calendar Year ended 31 December.

Details on the North Block Complex's infrastructure appear in Table 2.28 and details of the North Block Complex's historical operating statistics appear in Table 2.29.

**Table 2.28 North Block Complex: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| **Mine Access** | | |
| – Glisa opencast | Truck and shovel | Short life asset with operating capacity of approximately 1,500kt of coal in 2005 and 2006. |
| – Glisa underground | Highwall entry | Short life asset with operating capacity of approximately 500kt of coal. |
| – Strathrae opencast | Truck and shovel | Short life asset with operating capacity of approximately 5,000kt of coal. |
| – Eerstelingsfontein opencast | Truck and shovel | Medium life asset with operating capacity of approximately 2,980kt of coal between 2010 and 2012. |
| **Process Facilities** | | |
| – Glisa | Crushing plant | Medium life asset. |
| | High Grade Coal Plant | Medium life asset. |
| – Strathrae | DMS plant | Short life asset with current operating capacity of approximately 250ktpm comprising conventional coal circuits to produce export coal. |
| **Tailings Facilities** | Various slurry ponds | Medium life asset. |

**Table 2.29 North Block Complex: Historical Operating Statistics**

| Statistics | Units | 2001(C) | 2002(C) | 2003(C) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(kt)** | 830.0 | 1,040.0 | 1,700.0 | 2,500.0 | 2,980.0 | 2,193.0 |
| Overall Yield | **(%)** | 100 | 100 | 100 | 100 | 94 | 96 |
| **Sales** | | | | | | | |
| Thermal Coal | **(kt)** | 821 | 1,138 | 1,717 | 2,518 | 3,063 | 1,780 |
| Metallurgical Coal | **(kt)** | | | | | | 319 |
| Total | **(kt)** | 821 | 1,138 | 1,717 | 2,518 | 3,063 | 2,099 |
| **Expenditure statistics** | | | | | | | |
| Total Cash Costs | **(ZARm)** | 40 | 69 | 93 | 150 | 187 | 149 |
| Total Capital Expenditure | **(ZARm)** | 10 | 2 | 11 | 46 | 3 | 7 |
| **Expenditure statistics** | | | | | | | |
| Total Cash Costs | **(ZAR/t treated)** | 48.2 | 66.3 | 54.7 | 60.0 | 62.8 | 68.1 |
| | **(ZAR/t sales)** | 48.7 | 60.6 | 54.2 | 59.6 | 61.1 | 71.1 |

(C) Calendar Year ended 31 December.

### 2.6.8 Twistdraai Colliery

The Twistdraai Colliery is located in the centre of the Highveld Coal field, some 11km east of Secunda in the Mpumalanga Province. The region is typified by low rolling hills typical of the Karoo Sequence of the Highveld region. The Colliery is situated predominantly on the farms Goodehoop 290IS, Grootvlei 293IS, and Frischgewaagd 294IS in close proximity to the Sasol Synfuels factory in Secunda. The export mine at Twistdraai was commissioned in 1996. A total of 27.88Mt of coal has been exported, beneficiated from 76.05Mt at the Twistdraai Export Plant from 1996 through to 30 June 2005. During January 2006 Sasol signed a Memorandum of Understanding with Eyesizwe to acquire a 35% stake in Twistdraai Colliery.

### 2.6.9 Sintel Char Project

Kumba Coal was given board approval to commence with construction of a Sintel Char Plant in the vicinity of the Grootegeluk coal mine. Construction is set to commence in 2006 with commissioning planned for the latter half of 2007. The objective of the Sintel Char Plant is to convert metallurgical suitable coal to a high carbon product by taking out all unwanted volatiles and tars and carbonising the product to a desired hardness and reactivity. The sintel char to be produced is used in the South African ferrochrome industry, which uses a blend of coal as a reductant in the smelting process.

The Sintel Char Project is expected to commence production in 2007 and ramp up to full production by 2009, processing some 210ktpa to produce some 138ktpa of Lumpy Char and some 11ktpa of Char (<20mm). Estimated real capital expenditures for the project are expected to be some ZAR182m.

### 2.6.10 Inyanda Project

The Inyanda Project is located on the farm Kalbasfontein 284JS, Witbank district, 14kms north of Witbank. Kumba Coal owns the surface rights to Portion 21 of the farm Kalbasfontein 284 JS. An application for a "new order" Mining Right for the Remaining Extent of Portion 20, Portion 21 and Portion 22 of the farm Kalbasfontein 284 JS was submitted to the DME on 27 October 2004. The Inyanda Project is an equal joint venture between Eyesizwe and Kumba Coal. The project has been approved by both the Kumba Coal and Eyesizwe boards.

The Inyanda Project is expected to commence production in 2007 and ramp up to full production by 2008, processing some 1.4Mtpa to produce an average of 1Mtpa of A-grade export steam coal. Estimated real capital expenditures for the project are expected to be some ZAR257m over the life of the mine.

### 2.6.11 Mafube JV Phase II Project

Mafube Colliery is a 50:50 joint venture between Anglo Coal and Eyesizwe. Mafube Colliery is located approximately 180km east of Johannesburg, between the towns of Middleburg and Belfast, in the Province on Mpumalanga.

The No. 1 and No. 2 seams at the colliery will be exploited in two phases:

- Mafube JV Phase I is currently expected to supply approximately 1,180ktpa of coal to Eskom's Arnot power station until 2007; and

- The Mafube JV Phase II Project will be a large opencast mine supplying an average of 6Mtpa RoM to a coal processing plant to produce an average of 2.7Mtpa of "A" grade export quality thermal coal and supply an average 2.1Mtpa of middlings coal to Eskom's Arnot power station. The project is expected to commence production in 2007 and ramp up to full production by 2008. Anglo coal commenced with the Phase II Project feasibility study in August 2004.

According to the agreement Exxaro will only participate in the Mafube JV Phase II Project, and the FM and associated NPVs in Section 14 reflect Phase II only. Estimated real capital expenditures for the project are expected to be some ZAR2,000m. Two Scenarios are presented in the CPR, Scenario I excludes Nooitgedacht Inferred Resources and Scenario II includes Nooitgedacht Inferred Resources.

### 2.6.12 Belfast Project

The Belfast Project is located approximately 7km to the south of the town of Belfast. The project area is linked to the N4 national road and the main railway line to Maputo. It is also connected via Carolina with the Richards Bay line. The project will mine export and thermal coal using opencast and underground mining methods.

The Belfast Project is expected to commence production in 2008 and ramp up to full production by 2010, processing some 2Mtpa to produce an average of 1.2Mtpa of washed coal and 0.7Mtpa of coal for supply to Eskom. Estimated real capital expenditures for the project are expected to be some ZAR188m.

### 2.6.13 Ingcambu Project

The Ingcambu Project is situated 5km north east of Ermelo in the province on Mpumalanga. Ingcambu is a joint venture between Ingcambu Investment (Proprietary) Limited (40%); Eyesizwe (50%) and Anglo Khula Mining Fund (10%). The project mines export and thermal coal using opencast and underground mining methods.

The Ingcambu Project has commenced production in 2005 and is expected to process some 0.7Mtpa to produce some 0.25Mtpa of Eskom middlings and 0.25Mt of export steam coal in 2006. The level of confidence in the data is limited, and therefore SRK have restricted the LoM to 2006 (the LoM is limited to access to portion 26 of the farm Uitgevallen – for further details refer to Section 3.3.5).

## 2.7 Heavy Minerals

Exxaro's Heavy Minerals interests comprise a 100% interest in Ticor, Ticor SA and Ticor Smelter. Exxaro has an option to acquire 100% of Namakwa Sands and Ticor SA has an option to acquire 100% of the Toliara Sands Project.

### 2.7.1 Hillendale Mine

Ticor SA currently operates the Hillendale Mine, 20km southwest of Richards Bay, where mining of heavy mineral sands is undertaken. Initial processing of the heavy mineral sands ore is performed in the Primary Wet Plant ("PWP") located at Hillendale Mine. The Heavy Mineral Concentrate ("HMC") is transported by 35t road trucks to the Central Processing Complex ("CPC") in Empangeni, some 20km west of Richard's Bay, where the HMC is treated in the Mineral Separation Plant ("MSP"). Final zircon and rutile products are exported from the MSP via Richards Bay harbour. The crude ilmenite product from the MSP is used as feedstock for the Ticor Smelter smelters at the CPC, where $TiO_2$ slag and low manganese pig iron are produced. Saleable products include: ilmenite; chlorinatable $TiO_2$ slag; sulphatable $TiO_2$ slag; zircon; rutile and low manganese pig iron.

Exploration in these areas dates from the 1980s and, following the acquisition of the KwaZulu-Natal properties from Shell South Africa (Proprietary) Limited and Rhoex Limited in the 1990s, a feasibility study for the combined Iscor Heavy Minerals ("IHM") project commenced in 1995 and was completed in June 1996. This feasibility study formed the basis of a detailed engineering and design phase, commencing in November 1996, to which further technical adjustments were made during 1998, to improve the overall economics of the assets. Preliminary site construction at the Hillendale Mine and the CPC commenced in 1998, however, the Mittal Steel (formerly Iscor) board decided to delay the development of the IHM Project due to adverse market conditions and high interest rates. Following further technical improvements and optimisation studies the Mittal Steel board approved the implementation of the IHM project in March 2000. During April 2001 the mining of heavy minerals sands at the Hillendale Mine site commenced and the PWP was commissioned (refer to Table 2.30).

**Table 2.30 Hillendale Mine: Historical Production**

| Statistics | Units | 2001(C) | 2002(C) | 2003(C) | 2004(C) | 2005(C) |
|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | |
| Tonnage Mined | **(kt)** | 3,428 | 7,279 | 8,512 | 9,307 | 8,356 |

(C) Calendar Year ended 31 December.

**Table 2.31 Hillendale Mine: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| Mine Access | Hillendale Main Open pit | Medium life asset with current operating capacity of 833ktpm or 9.99Mtpa RoM.<br>Production from Hillendale is currently planned until early 2011; this implies a remaining life of 5.5 years. |
| Process Facilities | Hillendale PWP | Long life asset with operating capacity to produce 73ktpm of HMC per month or 876ktpa of HMC. The PWP throughput rate is 1,200tph or 816ktpm RoM feed. The PWP is planned to be transferred to Block P area after processing at Hillendale is completed. |
| Tailings Facilities | Hillendale Residue Dam | Medium life asset with operating capacity of 155ktpm of slimes or 1.86Mtpa of slimes. Hillendale mining operation is currently constrained by the Residue Dam settling capacity.<br>Hillendale Residue Dam has an active area of 130Ha. |
| MSP | Empangeni | Long life asset MSP servicing Ticor SA mines and projects (Hillendale, Fairbreeze Project and Block P).<br>MSP design capacity is 105tph of HMC feed. |
| Smelter | Ticor Smelter | Long life assets (two smelters) servicing Ticor SA mines and projects (Hillendale, Fairbreeze Project and Block P) and Toliara Sands project, Madagascar. |

Table 2.31 above provides summary details of the current infrastructure servicing Hillendale Mine, type of operation and projected life.

Table 2.32 provides a summary of the principal operating statistics for the years 2001 to 2006. Cash cost expenditure statistics are available from 2003 onwards.

**Table 2.32 Hillendale Mine: Historical Operating Statistics**

| Statistics | Units | 2001(C) | 2002(C) | 2003(C) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnage Mined | **(kt)** | 3,428 | 7,279 | 8,512 | 9,307 | 8,356 | 7,676 |
| HMC | **(kt)** | 335 | 726 | 817 | 655 | 581 | 468 |
| Slimes Mined | **(kt)** | 334 | 1,007 | 1,160 | 1,744 | 1,827 | 2,028 |
| Ilmenite | **(kt)** | 208 | 454 | 458 | 460 | 373 | 353 |
| Zircon | **(kt)** | 18 | 55 | 51 | 49 | 46 | 47 |
| Rutile | **(kt)** | 7 | 23 | 18 | 20 | 24 | 21 |
| Pig iron | **(kt)** | – | – | 36 | 75 | 105 | 75 |
| **Grades Recovered/Mined** | | | | | | | |
| Heavy Minerals | **% of ore tonnes** | 9.80% | 10.00% | 9.60% | 7.00% | 4.90% | 5.00% |
| Slimes | **% of ore tonnes** | 9.70% | 13.80% | 13.60% | 18.70% | 20.50% | 26.42% |
| Ilmenite | **% of HMC** | 62.00% | 62.40% | 56.00% | 70.20% | 68.00% | 61.00% |
| Zircon | **% of HMC** | 5.30% | 7.60% | 6.20% | 7.50% | 8.80% | 8.70% |
| Rutile | **% of HMC** | 2.20% | 3.10% | 2.20% | 3.10% | 3.90% | 3.20% |
| **Products and Feed Rates** | | | | | | | |
| HMC Feed tonnage to MSP | **(kt)** | 427.7 | 705.1 | 819.0 | 710.1 | 546.7 | 647.0 |
| Ilmenite Crude | **(kt)** | 212.5 | 453.7 | 457.3 | 459.4 | 373.2 | 339.0 |
| Ilmenite Uric | **(kt)** | 39.3 | 35.9 | 96.9 | 118.8 | 318.6 | 214.9 |
| Ilmenite Roaster | **(kt)** | – | 10.7 | 79.4 | 145.1 | 36.8 | 137.4 |
| Ilmenite Feed to Smelter | **(kt)** | – | – | 112.8 | 211.1 | 298.3 | 318.0 |
| Total | **(kt)** | 679.5 | 1,205.4 | 1,565.4 | 1,644.5 | 1,573.6 | 1,656.3 |

(C) Calendar Year ended 31 December.

### 2.7.2 Fairbreeze Project

The proposed Fairbreeze Project Mine is located 45km southwest of Richards Bay in the KwaZulu-Natal Province of South Africa. Fairbreeze Project is 47km by road from the CPC at Empangeni and 24km by road from the Hillendale Mine. A feasibility study was completed by Ticor SA during June 2005 on the Fairbreeze Project. During July 2005 the decision was taken by Ticor SA that owner operator mining would be used instead of using the services of a mining contractor. The Fairbreeze Project Mine will be required to supplement the HMC produced by the Hillendale Mine, to enable the MSP to operate at its design capacity of 105t HMC per hour. Access to the Fairbreeze Project will be via a new interchange directly from the Kwazulu-Natal N2 highway, which runs adjacent to the west of the deposits.

Fairbreeze Project was approved as the second mine to be developed in the original IHM feasibility study for the Ticor SA mineral sands operation. Original commissioning time for Fairbreeze Project was set at October 2003. Due to delays in the commissioning of the smelter at the CPC in Empangeni a large crude ilmenite stockpile inventory was created. As a result of this readily available stockpile construction of the Fairbreeze Project Mine was delayed by Kumba and Ticor.

Construction at the Fairbreeze Project Mine is expected to start in March 2006 with commissioning planned for July 2008. The proposed Fairbreeze Project Mine will consist of a hydraulic mining operation, a PWP and a residue disposal facility or slimes dam. The HMC will be transported by road to the CPC at Empangeni for processing in the MSP. Reject material from the MSP at the CPC will be transported back to the mine for blending and disposal with the sand tailings from the PWP. The Fairbreeze Project Mine PWP will have a capacity of 600tph of RoM feed.

A 9,000t bulk sample from the Fairbreeze Project C deposit was processed as part of the research conducted for the feasibility study. Pilot plant test work for the Fairbreeze Project deposit has also been completed.

The four separate orebodies that are available for mining are the Fairbreeze Project A, B, C and C Extension deposits. The Fairbreeze Project C and Fairbreeze Project C Extension orebodies have the highest total heavy mineral grades and will be mined first. The anticipated mine life for the C and C Extension orebodies is 10 years. The feasibility study predominantly focused on the Fairbreeze Project C and C Extension orebodies. In the future a separate feasibility study will be carried out for the potential mining of the Fairbreeze Project A and B deposits. The Fairbreeze Project C and C Extension deposits have a higher total heavy mineral grade and higher silt than the Hillendale deposit. In general the Fairbreeze Project deposits have good zircon grades, which will increase co-product sales.

Water for the Fairbreeze Project will be supplied by the Mhlathuze Water commission from the Mhlathuze River. Eskom will supply a 20MVA line to the Fairbreeze Project C Extension area, to the south west of the town of Mtunzini.

### 2.7.3 Toliara Sands Project

The Toliara Sands Project comprises the Ranobe heavy mineral deposit located 35km north of Toliara in southwest Madagascar and the Manombo-Monombe exploration tenements located to the north of Ranobe. Ticor SA has an option to acquire 100% of the Toliara Sands Project.

### 2.7.4 Tiwest JV

The current Tiwest JV operations comprise the mines at Cooljarloo near Cataby, approximately 170km north of Perth, the dry separation plant at Chandala near Muchea, approximately 70km north of Perth, and the port facilities and pigment plant at Kwinana approximately, 40km south of Perth.

**Table 2.33 Tiwest JV: Historical Operating Statistics**

| Statistics | Units | 2001(C) | 2002(C) | 2003(C) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| ***Production Statistics*** | | | | | | | |
| Cooljarloo North | **(kt)** | 5,358 | 2,960 | 5,735 | 5,790 | 5,394 | 6,229 |
| Cooljarloo South | **(kt)** | 15,096 | 14,326 | 14,301 | 15,814 | 18,650 | 19,375 |
| Total | **(kt)** | 20,454 | 17,286 | 20,091 | 21,604 | 24,044 | 25,604 |
| **Products** | | | | | | | |
| Ilmenite | **(kt)** | 437 | 438 | 433 | 472 | 442 | 478 |
| Zircon | **(kt)** | 81 | 78 | 80 | 76 | 70 | 76 |
| Rutile | **(kt)** | 28 | 34 | 34 | 35 | 32 | 30 |
| Leucoxene | **(kt)** | 14 | 23 | 31 | 21 | 24 | 18 |
| **Total** | **(kt)** | 560 | 573 | 578 | 604 | 568 | 602 |

(C) Calendar Year ended 31 December.

### 2.7.5 Namakwa Sands

The location of the mine site is 500km from Cape Town on the West Coast at Brand-se-Baai with the nearest towns Koekenaap, Lutzville and Vredendal. The mine is divided in an East and West section each with a PCP. The MSP is 50km from the mining site on the way to Vredendal. The Smelter is located 300km further on the way to Cape Town on the coast at Port of Saldana. The products are dispatched from the port.

Namakwa Sands was founded in 1994. The project was initiated in two phases at a total nominal cost of ZAR2.1 billion. At full capacity, 17Mtpa of ore is mined to produce 200ktpa of titania slag, 120ktpa of pig iron, 25ktpa of rutile and 125ktpa of zircon. Namakwa Sands forms part of the Base Metals Division of Anglo American Plc.

Further details on Namakwa Sands will be filed in a Circular to Shareholders later this year should Exxaro decide to exercise the option to acquire Namakwa Sands.

### 2.7.6 MRNL

MRNL is a junior Australian exploration company, which discovered heavy mineral deposits north of the town of Toliara is south-west Madagascar, extending some 150km north to Morombe. There are two lease areas, Ranobe and Manombo-Marombe, together designated the Toliara Sands Project.

An option agreement with MRNL covering the Toliara Sands Project was signed in November 2003. At the same time a back-to-back agreement was signed giving Exxaro a 100% stake in the project together with a commitment to provide 100% of the funding.

An option fee of USD2m has been paid, giving Exxaro exclusive rights to the Toliara Sands Project. Exxaro will fund exploration and feasibility studies. On exercise of the option MRNL will be paid approximately 30% of the project NPV, a proportion of the NPV at the time of financing and the balance at commissioning.

## 2.8 Base Metals

Exxaro's Base Metals interests comprise a 89.5% interest in Rosh Pinah, a 100% interest in Zincor and an effective 22% interest in Chifeng (after Phase III of the plant is commissioned).

### 2.8.1 Rosh Pinah

Rosh Pinah is situated in the Karas region of southwest Namibia, Southern Africa, some 800km south of the capital city of Windhoek. Located at latitude 27°56'S and longitude 17°03'E, the site is accessed via a gravel road from the regional town of Keetmanshoop. Exploration, development and production history in the area dates from 1915 leading to discovery of the sulphide deposits in 1964 and construction of Rosh Pinah in 1967.

Production commenced in 1969 and continued until 1993 when Imcor Zinc (Proprietary) Limited was placed in liquidation. Following a period negotiation with the Namibian Government Rosh Pinah ceded the mining rights associated with the mine to PE Minerals, and Iscor sold a 5% interest in Rosh Pinah to three Namibian empowerment groups. This has since diluted to 4.4%. A further 6.1% interest was obtained by PE Minerals for vesting certain exploration properties into Rosh Pinah.

Kumba has also stated its intention to dispose of a further 39.5% to similar empowerment groups in due course. Mining recommenced, and total mine production since 1967 is estimated at some 21Mt grading 8% zinc and 2.4% lead. Rosh Pinah comprises a mechanised underground operation processing through a conventional crushing-milling-flotation circuit with an operating capacity of 65ktpm.

Rosh Pinah has a 5-year LoM. Regional exploration has been carried out and no significant new orebodies have been identified. Recently, the regional exploration program was stopped, and three alternative plans have been considered. These are:

- Manage to closure (5-year LoM);
- Sustain operation with annual exploration drilling to extend life of existing orebodies (estimated life is 5-year LoM plus 8 additional years); and
- Modified focus plan – a plan to increase development and drilling of existing orebodies to achieve a 10-year LoM in three years, and thereafter to maintain this on an annual basis.

This report is based on the manage-to-closure (5-year LoM) option. This option is not necessarily the way forward. This report is done on the manage-to-closure option due to the reliance on known reserves and resources only.

**Table 2.34 Rosh Pinah: Historical Production**

| Year | Tonnes Milled | Grades | | Metal Recovered | |
|---|---|---|---|---|---|
| | (Mt) | Zinc (%) | Lead (%) | Zinc (kt) | Lead (kt) |
| 1970–1980[1] | 4.9 | 7.5 | 2.3 | 302.0 | 86.6 |
| 1981–1990[1] | 5.3 | 7.5 | 2.2 | 324.8 | 87.2 |
| 1991–1996[1] | 5.1 | 7.0 | 2.1 | 313.4 | 86.9 |
| 1997[F] | 0.5 | 7.4 | 2.6 | 30.7 | 11.1 |
| 1998[F] | 0.5 | 9.0 | 3.0 | 35.8 | 11.9 |
| 1999[F] | 0.5 | 9.3 | 3.2 | 38.4 | 12.6 |
| 2000[F] | 0.6 | 8.4 | 2.8 | 39.7 | 11.5 |
| 2001[F] | 0.6 | 7.3 | 2.5 | 35.7 | 11.1 |
| 2002[F] | 0.6 | 7.4 | 2.5 | 37.7 | 10.8 |
| 2003[F] | 0.7 | 8.7 | 2.4 | 41.0 | 11.3 |
| 2003[H2] | 0.4 | 9.7 | 3.3 | 21.8 | 5.4 |
| 2004[C] | 0.7 | 10.8 | 2.9 | 66.1 | 14.1 |
| 2005[C] | 0.7 | 9.9 | 3.3 | 69.2 | 14.0 |
| **Total** | **21.1** | **8.0** | **2.4** | **1,356.2** | **374.7** |

(1) Grades – weighted averages of 1988-2001, Recoveries based on weighted averages of 1996–2005.

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.35 indicates summary details of the infrastructure currently servicing Rosh Pinah, type of operation and projected life. Zinc concentrate is sold directly for consumption at Zincor Refinery and Lead concentrate is exported via port facilities at Walvisbay.

**Table 2.35 Rosh Pinah: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| Mine Access | Decline No. 1 | This is situated in the central portion of the mine with portal access at the 400m level and provides access for: personnel and materials, waste transportation and intake ventilation.<br>Access to the lower levels at 50L is via main haulages and spiral ramps. |
| | Decline No. 2 | This is situated in the southern portion of the mine with portal access at the 400m level and provides access for personnel and materials, waste transportation and intake ventilation. Access to the lower levels at 50L is via main haulages and spiral ramps. |
| | Decline No. 3 | Situated in the immediate vicinity of Decline No. 1 with portal access at the 400m level, this provides access for transportation of ore via conveyor and has a capacity of 100ktpm. |
| Process Facilities | Rosh Pinah Plant | Short life asset with operating capacity of 750-800ktpa and conventional crushing, milling and flotation circuits to produce base metal concentrates. |
| Tailings Facilities | No. 1 Dam | Short life asset comprising an unlined facility. |

Table 2.36 provides a summary of the principal operating statistics at Rosh Pinah.

**Table 2.36 Rosh Pinah: Historical operating statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | (kt) | 600 | 670 | 367 | 700 | 713 | 775 |
| **Metal Grades** | | | | | | | |
| Zinc | (%) | 7.4 | 8.7 | 9.7 | 10.8 | 9.9 | 11.2 |
| Lead | (%) | 2.5 | 2.4 | 3.3 | 2.9 | 3.3 | 2.3 |
| Development | (m) | 2,716 | 3,941 | 1,920 | 3,825 | 4,485 | 3,000 |
| Zinc Metal Recovery | (%) | 81.9 | 84.0 | 85.5 | 86.5 | 84.4 | 86 |
| Lead Metal Recovery | (%) | 75.8 | 74.2 | 76.7 | 71.8 | 75.5 | 75 |
| **Sales** | | | | | | | |
| Zinc Concentrate | (kt) | 76 | 91 | 54 | 124 | 126 | 126 |
| Lead Concentrate | (kt) | 31 | 23 | 18 | 27 | 25 | 24 |
| Zinc Concentrate Grade | (%) | 53.4 | 53.7 | 53.6 | 53.6 | 54.9 | 55 |
| Lead Concentrate Grade | (%) | 46.7 | 51.6 | 51.9 | 51.7 | 56.5 | 55 |
| **Expenditure Statistics** | | | | | | | |
| Total Cash Costs | (NADm) | 127 | 161 | 94 | 241 | 268 | 307 |
| Total Capital Expenditure | (NADm) | 35 | 33 | 9 | 28 | 37 | 11 |
| **Expenditure Efficiencies** | | | | | | | |
| Total Cash Costs | (NAD/t treated) | 211.7 | 240.3 | 256.1 | 344.3 | 375.9 | 396.1 |
| | (NAD/t Zinc concentrate) | 1,671.1 | 1,769.2 | 1,740.7 | 1,943.5 | 2,127.0 | 2,436.5 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

### 2.8.2 Zincor

Located 50km east of Johannesburg in Springs, Zincor is an electrolytic zinc plant with the capacity to produce 110ktpa of zinc metal and 170ktpa of sulphuric acid. The plant employs some 569 permanent people and 186 contractors and processes some 230ktpa of zinc concentrate, sourced predominantly from Rosh Pinah and Black Mountain. Zincor is currently the only zinc refinery in South Africa.

The majority of sales are made to customers in the galvanising, zinc chemical and zinc alloy industries. The plant's pricing structures are linked to the London Metals Exchange. The plant is on the site of an old Gold Fields of South Africa Limited gold plant (Vogels), and some of the old plant buildings and equipment (tanks, thickeners, etc.) are still in use. The zinc plant was commissioned in 1968 with two concentrate roasters. Subsequently two larger roasters were also installed, the first in 1975, the second in 1980.

**Table 2.37 Zincor: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Zinc | (kt) | 176 | 116 | 55 | 106 | 102 | 111 |
| Acid | (kt) | 105 | 187 | 85 | 169 | 168 | 155 |
| **Sales** | | | | | | | |
| Zinc | (ZARm) | 863 | 799 | 346 | 736 | 913 | 1,181 |
| Acid | (ZARm) | 39 | 45 | 21 | 46 | 51 | 51 |
| By-product | (ZARm) | 7 | 11 | 5 | 10 | 13 | 2 |
| Total Revenue | (ZARm) | 909 | 855 | 372 | 792 | 977 | 1,234 |
| **Expenditure Statistics** | | | | | | | |
| Production Costs | (ZARm) | 728 | 831 | 394 | 765 | 966 | 921 |
| Total Capital Expenditure | (ZARm) | 54 | 33 | 11 | 34 | 34 | 40 |
| **Expenditure Efficiencies** | | | | | | | |
| Cost per ton Zinc/Acid produced | (ZAR/t acid) | 2,591 | 2,743 | 2,814 | 2,782 | 3,578 | 3,278 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

### 2.8.3 Chifeng Phase

The Chifeng smelter is located in Chifeng City, which is the second largest city of Inner Mongolia Autonomous Region and about 500km north east of Beijing. The distance from the center of the city to the smelter is about 5.5km.

Chifeng is a joint venture, established by Kumba Base Metals China Limited (Hong Kong), Chifeng Hongye Zinc-smelting Company Limited and Chifeng Baiyinnuoer Lead and Zinc Mine in July 2003 with total assets of RMB785m. The annual production capacity of the smelter is 50ktpa of electrolytic zinc, and 90ktpa of sulphuric acid. The bulk of the main product, zinc ingot, and by-product, sulphuric acid, are sold in the Northeast and the North of China. Some of the production is exported to Korea and Japan. To fully utilise the resource advantages in Chifeng region and to transfer resources into economic growth an expansion strategy is followed. The Phase 3 project, currently under construction, is focused on increasing the production to 110ktpa of zinc products, and 180ktpa of sulphuric acid. The current ownership structure is: Hongye 100% of Phase I (23,75ktpa zinc) and 26% of Phase II (25ktpa zinc). Baiyinuoer Mines 14% of Phase II (25ktpa zinc) and Kumba 60% of Phase II (25ktpa zinc). Phase II pays a rental lease (fixed on a quarterly basis and variable on an annual basis) for the equipment in Phase 1. Exxaro will have a 25% interest in Chifeng Phase III Project, which is expected to commence production in 2007, processing some 110ktpa of zinc concentrate to produce some 52ktpa of zinc metal and alloy. This will give Exxaro an effective 22% interest in Chifeng.

The decision to build a smelter in Chifeng City was made by the Chifeng municipal government to exploit the rich lead-zinc deposits in the region. The smelter was built on the outskirts of Chifeng near the Yingjin river in the early 1990s, and was progressively commissioned between August 1994 and September 1995. In 1999 the smelter was transformed from a State-owned enterprise to a limited liability company. In 2001 discussions with Kumba resulted in a decision to cooperate in a joint venture. Kumba's 60% share in the JV was secured by an injection of USD18m in order to fund the expansion work at the Chifeng site, namely the provision of a new calcine handling facility, expansion and development of leaching and purification and their conversion from batch processing to continuous, the addition of a second tankhouse, induction furnace and casting line and the provision of an additional steam boiler. The expansion, providing a design capacity of 50ktpa slab zinc, was commissioned at the end of 2003.

**Table 2.38 Chifeng Phase II: Historical Operating Statistics[1], [2]**

| Statistics | Units | 2003[C] | 2004[C] | 2005[C] |
|---|---|---|---|---|
| **Sales** | | | | |
| Zinc Metal | (t) | 2,670 | 12,305 | 14,664 |
| Acid | (t) | 3,982 | 16,963 | 8,441 |
| Zinc Metal in Dross | (t) | 72 | 324 | 386 |

(1) Chifeng commenced production during 2003 (numbers are effective from 1 August 2003).

(2) The above table reflects Exxaro's 60% of Phase II production (excluding the Phase I portion of production).

### 2.8.4 Black Mountain Mine and Gamsberg Project

The Black Mountain base metal mine exploits lead, zinc, copper and silver from the mining of ore by underground methods from various deposits. The mine produces three concentrates with the zinc concentrate delivered to Zincor. Lead and copper concentrates are exported to various smelters worldwide via Saldanha, from which silver is also extracted. The mine was originally destined to be closed in 2002 but the discovery and development of the Deeps project has resulted in an extension of mining to at least 2014.

The Black Mountain mine is located adjacent to the town of Aggeneys in the Northern Cape Province, South Africa some 110km east of the regional centre of Springbok.

Further details on the Black Mountain Mine and Gamsberg Project will be filed in a circular to shareholders later this year should Exxaro decide to exercise the option to acquire the Black Mountain Mine and Gamsberg Project.

## 2.9 Industrial Minerals

Exxaro's industrial minerals interests comprise the Glen Douglas Mine and Kumba FerroAlloys.

### 2.9.1 Glen Douglas

Glen Douglas is situated in the Magisterial District of Vereeniging, Gauteng Province, South Africa, some 65km south of Johannesburg. Located at approximately latitude 26°31'S and longitude 28°04'E, the site is accessed via the R59 between Johannesburg and Vereeniging.

Glen Douglas is an open pit-mine producing products comprising metallurgical dolomite, aggregate and agricultural lime. The dolomite is sold to Mittal Steel's Vanderbijlpark and Newcastle Works and the aggregate and lime to a wide range of customers in Gauteng and the Free State Province.

Exploration and development dates from 1954, and mining operations commenced in 1957. Total tonnes mined is some 18.4Mt producing some 17.3Mt of products.

Two pits are mined by the open pit and truck methods. The pits are designated B and C: B pit rock is high in silica (>2.5%) and supplies the aggregate industry, while C pit rock contains <2.5% $SiO_2$ and supplies the metallurgical industry, essentially Mittal Steel. The current pit strip ratio is approximately 1:1. About 1.5Mt of dolomite is mined per year.

Annual sales are approximately 1.4Mt of dolomite. This is distributed as follows:

- Steel industry – 50%;
- Aggregate – 47%; and
- Agricultural lime – 3%.

Product shipping is 50% by rail (essentially metallurgical grades) and 50% by road.

**Table 2.39 Glen Douglas: Historical Production**

| Year | Tonnes treated (RoM) kt | Metallurgical dolomite kt | Aggregates kt | Total Products kt |
|---|---|---|---|---|
| 1991–2000 | 10.3 | 6.5 | 3.5 | 10.0 |
| 2001(F) | 1.0 | 0.6 | 0.4 | 1.0 |
| 2002(F) | 1.3 | 0.6 | 0.6 | 1.2 |
| 2003(F) | 1.4 | 0.6 | 0.6 | 1.2 |
| 2003(H2) | 0.7 | 0.3 | 0.3 | 0.6 |
| 2004(C) | 2.2 | 1.0 | 1.0 | 2.0 |
| 2005(C) | 1.5 | 0.7 | 0.7 | 1.3 |
| **Total** | **18.4** | **10.3** | **7.1** | **17.3** |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

Table 2.40 gives summary details of the infrastructure currently servicing Glen Douglas, type of operation and projected life.

**Table 2.40 Glen Douglas: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| Mine Access | A Pit and B Pit | Long Life asset with operating capacity of 120ktpm RoM and 135ktpm waste mined. |
| Process Facilities | No.1 Plant | Long life asset with operating capacity of 120ktpm comprising conventional crushing circuits to produce Metallurgical dolomite and Aggregate products. |
| Tailings Facilities | Settling Pond | Long life asset used for temporary storage of fines. |

Table 2.41 gives a summary of the principal operating statistics for Glen Douglas.

**Table 2.41 Glen Douglas: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(kt)** | 1,357 | 1,420 | 720 | 2,234 | 1,451 | 1,489 |
| Waste Mined | **(kt)** | 1,207 | 1,407 | 790 | 2,221 | 1,525 | 1,750 |
| Stripping Ratio | **(tw:to)** | 0.9 | 1.0 | 1.1 | 1.0 | 1.1 | 1.2 |
| Overall Yield | **(%)** | 95 | 93 | 94 | 94 | 93 | 97 |
| **Sales** | | | | | | | |
| Metallurgical Dolomite | **(kt)** | 560 | 642 | 337 | 997 | 669 | 720 |
| Aggregates | **(kt)** | 650 | 585 | 292 | 998 | 656 | 680 |
| Agricultural lime | **(kt)** | 94 | 94 | 36 | 110 | 21 | 46 |
| **Total** | **(kt)** | 1,304 | 1,321 | 665 | 2,105 | 1,346 | 1,446 |
| **Expenditure Statistics** | | | | | | | |
| Total Cash Costs | **(ZARm)** | 38.3 | 47.1 | 27.9 | 88.9 | 61.3 | 69.8 |
| Total Capital Expenditure | **(ZARm)** | 3.2 | 3.9 | 0.4 | 7.3 | 5.4 | 13.4 |
| **Expenditure Efficiencies** | | | | | | | |
| Total Cash Costs | **(ZAR/t treated)** | 28.2 | 33.2 | 38.7 | 39.8 | 42.3 | 46.9 |
| | **(ZAR/t sales)** | 29.4 | 35.7 | 41.9 | 42.2 | 45.6 | 48.3 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

## 2.9.2 Kumba FerroAlloys

The Kumba FerroAlloys facility is located in Pretoria close to the Kumba head office. The plant is designed to produce 3ktpa atomized Crude ferrosilicon ("FeSi") powder, but is currently producing 6ktpa following the upgrading of the plant and productivity improvements. The plant can be expanded.

FeSi is widely used in the iron ore and steel industry as a ferro-alloy in lump or granular form and contains 75% silicon. These lumps are diluted with scrap steel to contain 15% silicon, melted and atomized. In the atomized form FeSi powder consists of extremely fine spherical particles of the alloy for use in dense medium separation applicable to a wide variety of mineral extraction processes.

FeSi powder is made by atomization of molten FeSi with a high-pressure stream of inert nitrogen gas. The result is a high-grade powder with superior qualities in respect of sphericity, degradation resistance, specific gravity and magnetic properties.

**Table 2.42 Kumba FerroAlloys: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Coarse Ferrosilicon | **(kt)** | 2.48 | 3.38 | 1.86 | 3.74 | 3.86 | 4.01 |
| Fine Ferrosilicon | **(kt)** | 1.69 | 1.74 | 0.72 | 1.90 | 2.17 | 2.26 |
| Other Ferrosilicon | **(kt)** | 0.16 | 0.24 | 0.13 | 0.01 | 0.04 | 0.04 |
| **Expenditure Statistics** | | | | | | | |
| Production Costs | **(ZARm)** | 18.3 | 23.7 | 10.7 | 29.4 | 34.4 | 36.9 |
| Total Capital Expenditure | **(ZARm)** | – | 0.6 | 0.5 | – | 1.9 | 2.4 |
| **Expenditure Efficiencies** | | | | | | | |
| Cost | per | | | ton | | | Coarse |
| Ferrosilicon produced | **(ZARm/t)** | 7,353 | 7,030 | 5,775 | 7,869 | 8,923 | 9,192 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

## 3. EQUITY VALUE

The equity value of the company is based on the sum of the parts approach combining: the valuation of the Material Properties as represented by the sum of Enterprise Values, Valuation of Mineral Rights, Exploration Properties, and Non-LoM Resources and Valuation Adjustments.

In addition and based on the 306 million fully diluted ordinary shares in issue as at 1 January 2006, SRK has derived an Equity Value per share which can be compared to the latest available market price as at 31 December 2005, which was ZAR102.00 for Kumba. The 306 million shares does not take into account the issues of new shares, the *pro rata* repurchase of shares and the proposed issue of management incentive shares by Exxaro on the effective date of the transaction. Details regarding these share issues are contained in the circular to shareholders. The resulting ratio relating Equity Value to share price is included for presentation purposes only, and no detailed analysis is included as to the rational or appropriateness of such a ratio. Furthermore, SRK notes that the Equity Value as presented is done so in accordance with the Listings Requirements and is not intended to constitute an opinion or recommendation as would normally be expected in terms of a "fair and reasonable" statement.

**Table 3.1 Kumba Equity Value Analysis – Scenario I**

| | Units | Attributable Value (ZARm) |
|---|---|---|
| **Mineral Rights, Exploration Properties and Non-LoM Resources** | (ZARm) | 1,682 |
| **Value of Material Properties** | (ZARm) | 34,982 |
| **Valuation Adjustments** | (ZARm) | (4,078) |
| **Equity Value** | (ZARm) | 32,586 |
| **Ordinary Shares in Issue on 1 January 2006** | (No) | 306,000,000 |
| **Equity Value Per Share** | (ZAR/share) | 106.49 |

**Table 3.2 Kumba Equity Value Analysis – Scenario II**

| Valuation Components | Units | Attributable Value (ZARm) |
|---|---|---|
| ***Mineral Rights, Exploration Properties and*** **Non-LoM Resources** | (ZARm) | 1,682 |
| **Value of Material Properties** | (ZARm) | 37,747 |
| **Valuation Adjustments** | (ZARm) | (4,078) |
| **Equity Value** | (ZARm) | 35,351 |
| **Ordinary Shares in Issue on 1 January 2006** | (No) | 306,000,000 |
| **Equity Value Per Share** | (ZAR/share) | 115.53 |

**Table 3.3 Eyesizwe Equity Value Analysis – Scenario I**

| Valuation Components | Units | Attributable Value (ZARm) |
|---|---|---|
| **Mineral Rights, Exploration Properties and Non-LoM Resources** | (ZARm) | 268 |
| **Value of Material Properties** | (ZARm) | 1,928 |
| **Valuation Adjustments** | (ZARm) | (187) |
| **Equity Value** | (ZARm) | 2,009 |

Table 3.4 Eyesizwe Equity Value Analysis – Scenario II

| Valuation Components | Units | Attributable Value (ZARm) |
|---|---|---|
| Mineral Rights, Exploration Properties and Non-LoM Resources | (ZARm) | 268 |
| Value of Material Properties | (ZARm) | 2,147 |
| Valuation Adjustments | (ZARm) | (187) |
| Equity Value | (ZARm) | 2,228 |

Table 3.5 Exxaro Equity Value Analysis – Scenario I

| Valuation Components | Units | Attributable Value (ZARm) |
|---|---|---|
| Mineral Rights, Exploration Properties and Non-LoM Resources | (ZARm) | 1,426 |
| Value of Material Properties | (ZARm) | 18,741 |
| Valuation Adjustments | (ZARm) | (5,813) |
| Equity Value | (ZARm) | 14,354 |
| Ordinary Shares in Issue on 1 January 2006 | (No) | 306,000,000 |
| Equity Value Per Share | (ZAR/share) | 46.91 |

Table 3.6 Exxaro Equity Value Analysis – Scenario II

| Valuation Components | Units | Attributable Value (ZARm) |
|---|---|---|
| Mineral Rights, Exploration Properties and Non LoM Resources | (ZARm) | 1,426 |
| Value of Material Properties | (ZARm) | 20,923 |
| Valuation Adjustments | (ZARm) | (5,813) |
| Equity Value | (ZARm) | 16,536 |
| Ordinary Shares in Issue on 1 January 2006 | (No) | 306,000,000 |
| Equity Value Per Share | (ZAR/share) | 54.04 |

## 4. CONCLUSION

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Material Properties. The LoM plans for the Material Properties, as provided to and taken in good faith by SRK, have been reviewed and adjusted by SRK where considered appropriate. SRK also note that the impact of any adjustments (both positive and negative) made by SRK to the underlying LoM plans have not been subjected to re-planning.

SRK note the relatively low impact of the valuation of Mineral Rights, Exploration Properties and non-LoM Mineral Resources. The valuation of such assets is highly subjective and SRK note that a lower level of certainty must be ascribed to this as compared with the Enterprise Values as reported herein.

**Table 4.1 Summary Equity Value and Share Price: Equity Value ratios for Kumba**

| Valuation Scenarios | Units | |
|---|---|---|
| **Equity Value** | | |
| Scenario I | **(ZAR/share)** | 106.49 |
| Scenario II | **(ZAR/share)** | 115.53 |
| **Share Price/Equity Value** | | |
| Kumba Share Price – 1 January 2006 | **(ZAR)** | 102.00 |
| Scenario I | **Ratio** | 0.96 |
| Scenario II | **Ratio** | 0.88 |

**Table 4.2 Summary Equity Value: Equity Value for Eyesizwe**

| Valuation Scenarios | Units | |
|---|---|---|
| Scenario I | (ZARm) | 2,007 |
| Scenario II | (ZARm) | 2,228 |

**Table 4.3 Summary Equity Value: Equity Value for Exxaro**

| Valuation Scenarios | Units | |
|---|---|---|
| Scenario I | **(ZARm)** | 14,354 |
| Scenario II | **(ZARm)** | 16,536 |

## 5. ACCESS TO THE COMPLETE CPR

The complete CPR is available for downloading at the following website address: **www.kumbaresources.com**

**Roger Dixon**
*Corporate Consultant*
SRK Consulting

**H G Waldeck**
*Partner and Principal Mining Engineer*
SRK Consulting

PRINTED BY INCE (PTY) LTD

REF. W2CF00733



# KUMBA IRON ORE

## Kumba Iron Ore Limited

A member of the Anglo American plc group
(Formerly Vicva 177 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2005/015852/06)
Share code: KIO ISIN: ZAE000085346
("Kumba Iron Ore" or "the Company")



# PRE-LISTING STATEMENT

**Prepared in terms of the Listings Requirements of the JSE Limited ("the JSE")**

This pre-listing statement is not an invitation to the public to subscribe for shares in Kumba Iron Ore, but is issued in compliance with the Listings Requirements of the JSE ("Listings Requirements"), for the purpose of providing information to the public with regard to Kumba Iron Ore.

This pre-listing statement has been prepared on the assumption that the resolutions detailed in the notice of the Kumba Resources Limited ("Kumba Resources") general meeting forming part of the circular to Kumba Resources shareholders ("the Kumba Resources circular"), which accompanies this pre-listing statement, will be passed at the Kumba Resources general meeting to be held at 10:00 on Thursday, 2 November 2006, and that the unbundling of Kumba Iron Ore, details of which are reflected in the Kumba Resources circular, will be implemented.

The Listing Committee of the JSE has agreed, subject to the fulfilment of the conditions precedent as reflected in paragraph 2.4 on page 17 of this pre-listing statement, to the listing of the entire issued ordinary share capital of Kumba Iron Ore, in the "Basic Materials – General Mining" sector of the JSE list under the abbreviated name "Kumba", with effect from the commencement of trade on the JSE on or about Monday, 20 November 2006.

At the date of listing, the authorised share capital of Kumba Iron Ore will comprise 500 000 000 ordinary shares with a par value of one cent each. The issued share capital of Kumba Iron Ore at the date of listing will be a maximum of 321 352 801 ordinary shares.

**Kumba Iron Ore shares will be traded on the JSE as dematerialised shares only and accordingly all Kumba Iron Ore shareholders who elect to receive certificated shares will have to dematerialise their certificated shares should they wish to trade on the JSE.**

The directors, whose names are given in paragraph 6 of this pre-listing statement, commencing on page 30, collectively and individually, accept full responsibility for the accuracy of the information given in this pre-listing statement and certify that, to the best of their knowledge and belief, there are no material facts, or circumstances, the omission of which would render any statement in this pre-listing statement false or misleading, that they have made all reasonable enquiries to ascertain such facts and that this pre-listing statement contains all information required by law and the Listings Requirements.

The sponsor, attorneys, transfer secretaries, independent technical adviser, commercial banker and independent reporting accountants and auditors, whose names are included in this pre-listing statement, have consented in writing to act in the capacities stated and to their names and reports (where appropriate), being included in this pre-listing statement and have not withdrawn their consents prior to the publication of this pre-listing statement.

An abridged version of this pre-listing statement will be released on the Securities Exchange News Service of the JSE on Monday, 20 November 2006 and published in the South African press on Tuesday, 21 November 2006.

| Sponsor | Independent reporting accountants and auditors | Attorneys | Independent technical adviser |
|---|---|---|---|
|  Deutsche Securities<br>Member of the Deutsche Bank Group | Deloitte. Deloitte & Touche Registered Auditors | DENEYS REITZ ATTORNEYS |  Consulting<br>Engineers and Scientists |



Webber Wentzel Bowens

Date of issue: 9 October 2006

This pre-listing statement is available in English only. Copies may be obtained from the registered office of the Company and the transfer secretaries at the addresses set out overleaf as well as from all other broking members of the JSE. A Kumba Resources Limited *circular to shareholders* and an Exxaro Resources Limited *revised listing particulars* have also been provided to shareholders in terms of the Listings Requirements of the JSE Limited and can be downloaded from the Company's website at www.kumbaresources.com

# CORPORATE INFORMATION

**Secretary**

Annamarie van der Merwe, B.Iuris, LLB, LLM

**Registered office**

Roger Dyason Road
Pretoria West, 0183
South Africa
(PO Box 9229, Pretoria, 0001)

**Independent reporting accountants**

Deloitte & Touche
Chartered Accountants (SA)
Registered Auditors
Deloitte Place
The Woodlands
20 Woodlands Drive
Woodmead, 2146
South Africa
(Private Bag X6, Gallo Manor, 2052)

**Sponsor**

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)
3rd Floor, 3 Exchange Square
87 Maude Street
Sandton, 2196
South Africa
(Private Bag X9933, Sandton, 2146)

**Attorneys**

Deneys Reitz Inc.
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
South Africa
(PO Box 784903, Sandton, 2146)

Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg, 2196
South Africa
(PO Box 61771, Marshalltown, 2107)

**Transfer secretaries**

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 61051, Marshalltown, 2107)

**Commercial banker**

Absa Bank Limited
(Registration number 1986/004794/06)
Absa Towers East
3rd Floor, 170 Main Street
Johannesburg, 2001
South Africa
(PO Box 7735, Johannesburg, 2000)

**Financiers of the unbundling**

Rand Merchant Bank,
a division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Fredman Drive
Sandton, 2196
South Africa
(PO Box 786273, Sandton, 2146)

**Financiers of the unbundling**

Nedbank Group Limited
(Registration number 1966/010630/06)
135 Rivonia Road
Sandown, 2196
South Africa
(PO Box 1144, Johannesburg, 2000)

**Independent technical adviser**

Steffen, Robertson and Kirsten Consulting (South Africa)
(Proprietary) Limited
(Registration number 1995/012890/07)
SRK House
265 Oxford Road
Illovo, 2196
South Africa
(PO Box 55291, Northlands, 2116)

**Registered office of the ultimate holding company**

Anglo American plc
(Registration number 3564138)
20 Carlton House Terrace
London, SW1Y 5AN
United Kingdom

**Shareholders are encouraged to make use of the toll free Kumba Iron Ore Shareholders' Information Line for assistance regarding the contents of this pre-listing statement**

Kumba Iron Ore Shareholder Information Line

0800 202 361

(or +27 11 870-8222 if you are calling from outside South Africa)

**This service will be in operation from**

**9 October 2006 until 1 December 2006**

(Both dates inclusive)


Computershare

**Please note that your call may be recorded for security purposes**

**This suite of documents includes:**

- Kumba Resources Limited Circular to Shareholders.
- Exxaro Resources Limited Revised Listing Particulars (includes: An independent technical report on the material properties of Exxaro Resources Limited).
- Kumba Iron Ore Limited Pre-listing Statement (includes: Kumba Iron Ore Limited Competent Person's Report).

Further information may be viewed at www.kumbaresources.com

## DISCLAIMER

The release, publication or distribution of this pre-listing statement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this pre-listing statement is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This pre-listing statement does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

The Kumba Iron Ore shares which will be distributed in the unbundling will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this pre-listing statement. Any representation to the contrary is a criminal offence in the US.

This pre-listing statement contains statements about Kumba Iron Ore that are or may be forward looking statements. All statements, other than statements of historical facts included in this pre-listing statement, may be forward looking statements. Any statements preceded or followed by or that include the words "forecasts", "believes", "expects", "prediction", "will", "may", "anticipates" or similar expression or the negative thereof are forward looking statements.

Forward looking statements include statements relating to the following:

- future capital expenditures, acquisitions, divestitures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;
- business and management strategies and the expansion and growth of Kumba Iron Ore; and
- the effects of Government regulation on Kumba Iron Ore's businesses.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Kumba Iron Ore or any member of Kumba Iron Ore or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

Kumba Iron Ore expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such forward looking statement is based.

# RISK FACTORS

Kumba Iron Ore's business, financial position, results of operation, growth, strategies and dividend policy could be materially adversely affected by risks, including any of those set out below. These risks could also have an adverse effect on the trading price of the Kumba Iron Ore shares.

The risks described below are not the only risks faced by Kumba Iron Ore. Additional risks not presently known to Kumba Iron Ore or that the directors currently deem immaterial may also impair Kumba Iron Ore's business operations.

These risk factors should be read in conjunction with the rest of this pre-listing statement.

## RISKS RELATING TO KUMBA IRON ORE'S BUSINESS AND THE MINING INDUSTRY IN SOUTH AFRICA

### Mineral resources and reserves

The information presented in this pre-listing statement on the mineral resources and reserves of Kumba Iron Ore is based on the Competent Persons' Report attached hereto in Appendix 13. The Competent Persons' Report has been prepared using information as at a specific date. Should any of the assumptions on which that report is based prove to be incorrect, the amounts may be adjusted accordingly.

### Mining exploration and projects

In order to expand its operations and mineral resources and reserve base, Kumba Iron Ore relies on its exploration programme and its ability to develop mining projects. Resource exploration and development are speculative in nature, characterised by a number of significant risks.

Further exploration on, and development of, mines and exploration projects will require additional capital which capital will need to be sourced as required. The current buoyant construction market in South Africa may see an increase in the cost of capital required for major construction projects.

### Mining operations

The mining operations of Kumba Iron Ore are subject to the risks and hazards that are normally encountered in such open cast mining operations. These risks include environmental hazards, such as unexpected geological pressures and ground subsidence, and operational risks relating to materials handling, industrial accidents, blasting and removing material from an open cast pit. If any of these risks should materialise, such event could delay production, increase production costs and result in an increase in the liabilities of Kumba Iron Ore.

Mining operations, development and exploration activities are further subject to extensive legislation and regulations. Changes in this regulatory environment could increase Kumba Iron Ore's cost of production and, as in most other businesses, its failure to adhere thereto, could result in the revocation of the consents, licenses and rights that it requires to conduct its business.

### Growth prospects

Sishen mine is under a contractual obligation to deliver up to 6.25Mtpa of iron ore to Mittal Steel at a price which recovers the cost of production plus 3%. Mittal Steel may, with proper notice, procure iron ore for use within South Africa in excess of 6.25Mtpa at a price and on terms and conditions to be negotiated in good faith. Under certain circumstances, Mittal Steel has the right to participate in and proportionately fund future SIOC iron ore expansion projects or new projects in South Africa. The terms and conditions of the existing supply agreement apply *mutatis mutandis* to such participation. The participation, terms, conditions and price have not been agreed and are currently the subject of discussions with Mittal Steel. The contract with Mittal Steel runs to the end of the life of mine, currently expected to be 2028.

### Labour

Kumba Iron Ore is, to a great extent, reliant on the large number of persons employed in its operations. The availability of skills in the mining industry, especially artisans, may have an impact on current production and future growth in the industry.

Unionised operations are exposed to the risks posed by organised labour disruption and disputes. The Company's production costs may also be increased as a result of increases in wages and employee benefits.

The incidence of AIDS in South Africa is high and may adversely impact on the operations of Kumba Iron Ore through potentially reduced productivity and increased medical and other costs.

**Environmental risks**

The operations of Kumba Iron Ore are subject to environmental legislation and regulations. If any of the legislation or regulations should be changed, Kumba Iron Ore's production costs could be increased.

**Commodity price fluctuations**

Iron ore prices typically lag the steel commodity cycle by approximately 18 months. Iron ore prices are negotiated annually with the major international steel producers. Kumba Iron Ore normally follows the international price settlements in its annual price negotiations with its clients.

**Currency fluctuations**

Iron ore prices are normally determined in US$ terms and Kumba Iron Ore negotiates iron ore prices in US$ terms with its customers. Strengthening or weakening of the US$ therefore could have a significant effect on the financial position and financial results of Kumba Iron Ore.

**Risks related to the mining industry in South Africa**

South Africa has enacted legislation that promotes the ownership and control of mining companies by HDSAs as set out in the Mining Charter. The legislation enacted in South Africa at present, requires all mining companies to convert the rights that they held under the previous legislation into rights under the new legislation. Kumba Iron Ore has commenced application for conversion of its old order mineral rights to new order mining rights. The Kumba Resources empowerment transaction referred to in this pre-listing statement has been structured to satisfy the equity ownership requirements of the Mining Charter.

**Rail and port**

Kumba Iron Ore does not own or operate any of its logistical chain assets and exports its iron ore to its international customers through a single channel rail and port. Labour and other operational risks associated with the management of the rail operators' assets fall outside the scope of Kumba Iron Ore's direct control.

# TABLE OF CONTENTS

The definitions commencing on page 7 of this pre-listing statement have been used in this table of contents

## IMPORTANT DATES AND TIMES

| | 2006 |
|---|---|
| The Kumba Resources general meeting at 10:00, on | Thursday, 2 November |
| Results of the Kumba Resources general meeting released on SENS, on | Thursday, 2 November |
| Results of the Kumba Resources general meeting published in the South African press, on | Friday, 3 November |
| Last day to trade in Kumba Resources shares on the JSE to participate in the unbundling, on | Friday, 17 November |
| Kumba Resources shares trade "ex" the entitlement to the Kumba Iron Ore distribution shares, on | Monday, 20 November |
| Listing of Kumba Iron Ore from the commencement of trade, on | Monday, 20 November |
| Record date to participate in the unbundling, on | Friday, 24 November |
| Kumba Iron Ore share certificates to be posted to Kumba Resources certificated shareholders, on | Monday, 27 November |
| Safe custody accounts to be credited at the CSDP or broker in the case of Kumba Resources shareholders who have dematerialised their Kumba Resources shares, on | Monday, 27 November |

**Notes**:

1. The definitions and interpretations commencing on page 7 of this pre-listing statement apply, *mutatis mutandis*, to this information on important dates and times.
2. All times given in this pre-listing statement are South African local times.
3. The above dates and times are subject to amendment. Any amendments to the dates and times will be released on SENS and published in the South African press.
4. Kumba Resources shareholders may not dematerialise or rematerialise their existing Kumba Resources shares after Friday, 17 November 2006.
5. New Kumba Iron Ore share certificates can be dematerialised from Monday, 27 November 2006.

## DEFINITIONS

In this pre-listing statement and the appendices hereto, unless otherwise stated or the context otherwise requires, a reference to the singular includes the plural and *vice versa*, words denoting one gender include the others, words denoting natural persons include legal persons and associations of persons and *vice versa* and the words in the first column have the meanings stated opposite them in the second column:

| | |
|---|---|
| "ADR" | American Depositary Receipt; |
| "ADS" | American Depositary Share; |
| "Anglo American plc" | Anglo American plc (registration number 3564138), a public company duly registered and incorporated with limited liability in accordance with the company laws of England and Wales, the ordinary shares of which are listed on the London Stock Exchange plc (primary listing), the JSE, the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange; |
| "Anglo American plc group" | Anglo American plc and all of its subsidiaries, whether held directly or indirectly; |
| "ASAC" | Anglo South Africa Capital (Proprietary) Limited (registration number 1999/002391/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and an indirectly wholly-owned subsidiary of Anglo American plc; |
| "articles" | the articles of association of Kumba Iron Ore; |
| "Australian dollar" or "A$" | the currency of Australia; |
| "BEE" | Black Economic Empowerment; |
| "business day" | any day, other than a Saturday, a Sunday or official public holiday in South Africa; |
| "certificated shareholders" | holders of certificated shares, being shares, which have not been surrendered for dematerialisation in terms of the requirements of STRATE, title to which is represented by physical documents of title; |
| "Charter Scorecard" | the scorecard for the Mining Charter published pursuant to section 100(2)(a) of the Mineral and Petroleum Resources Development Act, 2002, under Government Gazette (number 26661 of 13 August 2004) as amended or replaced from time to time; |
| "CIPRO" | the Companies and Intellectual Property Registration Office, formerly the Registrar of Companies; |
| "Computershare" or "transfer secretaries" | Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and the transfer secretaries of Kumba Iron Ore; |
| "Companies Act" | the Companies Act, No. 61 of 1973, as amended; |
| "common monetary area" | South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland; |
| "the conditions precedent" | the conditions precedent to the unbundling and the listing set out in paragraph 2.4 of this pre-listing statement; |
| "CSDP" | a Central Securities Depository Participant, a participant as defined in section 1 of the Securities Services Act, No. 36 of 2004; |
| "DBP" | Deferred Bonus Plan 2006; |

| | |
|---|---|
| "dematerialisation" | the process whereby share certificates and any other documents of title to shares in a tangible form are dematerialised into electronic records for the purposes of STRATE; |
| "dematerialised shareholder" | a holder of shares which have been incorporated into STRATE and the ownership of which are no longer evidenced by physical documents of title but by electronic records; |
| "Deutsche Securities" | Deutsche Securities (SA) (Proprietary) Limited (registration number 1995/011798/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa; |
| "Depositary" | The Bank of New York; |
| "documents of title" | share certificates, certified transfer deeds, balance receipts or any other documents of title to certificated shares; |
| "EPS" | earnings per share; |
| "Euro" or "€" | the currency of the Euro zone countries; |
| "Exchange Control" | the Exchange Control Department of the South African Reserve Bank; |
| "Exchange Control Regulations" | Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act, No. 9 of 1933; |
| "Exxaro" | Kumba Resources whose name will be changed to Exxaro Resources Limited, subject to the passing of the resolutions to be proposed at the Kumba Resources general meeting and the registration thereof by CIPRO; |
| "GBP" or "£" | the currency of the United Kingdom; |
| "Government" | the Government of South Africa; |
| "HDSA" | historically disadvantaged South African, being any natural person, a category or community of persons, an unincorporated entity or association, a trust, a company or a corporate entity (other than a trust) disadvantaged in law by unfair discrimination before the Constitution of the Republic of South Africa Act, No. 200 of 1993, came into operation; |
| "Hong Kong Dollar" or "HK$" | the currency of Hong Kong; |
| "IDC" | the Industrial Development Corporation of South Africa Limited (registration number 1940/014201/06), a body corporate created under section 2 of the Industrial Development Act, No. 22 of 1940; |
| "Income Tax Act" | the Income Tax Act, No. 58 of 1962, as amended; |
| "independent technical adviser" | Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited (registration number 1995/012890/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa; |
| "Iscor" | Iscor Limited – refer to the definition of Mittal Steel below; |
| "JSE" | the JSE Limited (registration number 2005/022939/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004; |
| "Kumba International BV" | Kumba International BV (registration number 34218341), an unlisted public company duly registered and incorporated with limited liability in accordance with the company laws of the Netherlands and an indirect wholly-owned subsidiary of SIOC; |

| | |
|---|---|
| "Kumba Iron Ore" or "the Company" | Kumba Iron Ore Limited (formerly Vicva 177 (Proprietary) Limited) (registration number 2005/015852/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and a wholly-owned subsidiary of Kumba Resources, the ordinary shares of which will be listed on the JSE, pursuant to the unbundling; |
| "Kumba Iron Ore ADR" | an ADR evidencing one Kumba Iron Ore ADS; |
| "Kumba Iron Ore ADS" | an ADS evidencing one Kumba Iron Ore share; |
| "Kumba Iron Ore board" or "the board" | the board of directors of Kumba Iron Ore; |
| "Kumba Iron Ore Deposit Agreement" | the deposit agreement in respect of the Kumba Iron Ore ADR facility to be entered into among the Depositary, Kumba Iron Ore and the holders of the Kumba Iron Ore ADRs; |
| "Kumba Iron Ore directors" or "the directors" | the directors of Kumba Iron Ore; |
| "Kumba Iron Ore distribution shares" | Kumba Iron Ore shares distributable to each Kumba Resources shareholder in terms of the unbundling, in the ratio of one Kumba Iron Ore share for every Kumba Resources share held at the close of trade on the record date; |
| "Kumba Iron Ore group" or "the Group" | Kumba Iron Ore and all of its subsidiaries, whether direct or indirect; |
| "Kumba Resources Scheme" | the current Kumba Resources Management Share Option and Deferred Purchase Scheme; |
| "Kumba Iron Ore Scheme" | the current Kumba Resources Management Share Option and Deferred Purchase Scheme; |
| "Kumba Iron Ore shareholders" | holders of Kumba Iron Ore shares; |
| "Kumba Iron Ore shares" | ordinary shares having a par value of one cent each in the issued share capital of Kumba Iron Ore; |
| "Kumba Resources" | Kumba Resources Limited (registration number 2000/011076/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, the ordinary shares of which are listed on the JSE and which is to be renamed Exxaro subject to, *inter alia,* the approval of Kumba Resources shareholders; |
| "Kumba Resources ADR" | an ADR evidencing one Kumba Resources ADS; |
| "Kumba Resources ADS" | an ADS evidencing one Kumba Resources share; |
| "Kumba Resources Deposit Agreement" | the deposit agreement in respect of the Kumba Resources ADR facility entered into among the Depositary, Kumba Resources and the owners and beneficial owners of the Kumba Resources ADRs; |
| "Kumba Resources empowerment transaction" | the series of transactions detailed in the Kumba Resources circular resulting in, *inter alia,* the creation of South Africa's largest black-owned, controlled and managed company, Kumba Resources (to be renamed Exxaro), and the unbundling and subsequent listing of Kumba Iron Ore; |
| "Kumba Resources circular" | the circular to Kumba Resources shareholders, dated 9 October 2006 and all annexures and attachments thereto; |
| "the Kumba Resources general meeting" | the general meeting of Kumba Resources shareholders to be held on Thursday, 2 November 2006 at 10:00, at the registered office of Kumba Resources, Roger Dyason Road, Pretoria West; |
| "Kumba Resources revised listing particulars" | the document to Kumba Resources shareholders, dated 9 October 2006 and all annexures and attachments thereto; |

| | |
|---|---|
| "Kumba Resources shareholders" | holders of Kumba Resources shares; |
| "Kumba Resources shares" | ordinary shares with a par value of one cent each in the issued share capital of Kumba Resources; |
| "last practicable date" | the last practicable date prior to the finalisation of this pre-listing statement, being Thursday, 7 September 2006; |
| "Listings Requirements" | the Listings Requirements of the JSE in force as at the date of this pre-listing statement; |
| "listing" | the listing of Kumba Iron Ore on the JSE pursuant to the unbundling; |
| "LTIP" | Long Term Incentive Plan 2006; |
| "Mining Charter" | the broad-based socio-economic empowerment charter for the South African mining industry, developed under section 100 of the Mineral and Petroleum Resources Development Act, 2002, together with the Charter Scorecard and any amended or replacement Mining Charter and/or Charter Scorecard from time to time; |
| "Mittal Steel" | Mittal Steel South Africa Limited (registration number 1989/002164/06), formerly Ispat Iscor, formerly Iscor, a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, the ordinary shares of which are listed on the JSE; |
| "Mt" | million metric tonnes; |
| "Mtpa" | million metric tonnes per annum; |
| "own name dematerialised shareholders" | shareholders that have dematerialised their shares through a CSDP and have instructed the CSDP to hold their shares in their own name on the sub-register (i.e. the list of shareholders maintained by the CSDP and forming part of the register); |
| "participating employees" | all permanent employees of Kumba Iron Ore or any of its subsidiaries employed in South Africa, or any other country designated by the Kumba Iron Ore board, who do not participate in existing employee share schemes and the majority of whom are HDSAs; |
| "the Plans" | Kumba Iron Ore's employee share incentive plans, collectively, SAR, LTIP and DBP; |
| "this pre-listing statement" or "the pre-listing statement" | this Kumba Iron Ore pre-listing statement dated Monday, 9 October 2006 and all the appendices hereto; |
| "Rand" or "R" | the currency of South Africa; |
| "Reconstruction" or "Take-over" | any take-over, merger or reconstruction however effected, including a reverse take-over, re-organisation or scheme of arrangement sanctioned by the court or other corporate action, but does not include any event which consists of or is part of an internal reconstruction of the Company or any participating company which does not involve any change in control of the Company; |
| "record date" | the record date to participate in the unbundling, which is expected to be Friday, 24 November 2006; |
| "register" | the register of shareholders of Kumba Resources; |
| "resolutions" | the ordinary and special resolutions required to be approved by Kumba Resources shareholders to implement a series of transactions including the unbundling as detailed in the Kumba Resources circular; |
| "SAR" | Share Appreciation Rights Scheme 2006; |
| "SEC" | the US Securities and Exchange Commission; |
| "SIOC" | Sishen Iron Ore Company (Proprietary) Limited (registration number 2000/011085/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and a wholly-owned subsidiary of Kumba Resources; |

| | |
|---|---|
| "SIOC Community Development SPV" | Main Street 392 (Proprietary) Limited (registration number 2005/040145/07), a private company duly registered and incorporated with limited liability in accordance with the company laws of South Africa; |
| "SIOC Community Development Trust" | SIOC Community Development Trust, masters reference number IT10454/06, a trust established for the ultimate benefit of communities and community-based projects in the Northern Cape and Limpopo Provinces and potentially in other areas in which SIOC conducts mining operations; |
| "SIOC ESPS" | the Employee Share Participation Scheme of five years to be established for the benefit of participating employees of SIOC and whose beneficiaries will be mainly HDSAs; |
| "SIOC ESPS Trust" | SIOC Employee Share Participation Scheme Trust, masters reference number IT10288/06, a trust established for the purpose of holding SIOC shares for the benefit of participating employees; |
| "SIOC shares" | ordinary shares with a par value of 0.01 cent each in the issued share capital of SIOC; |
| "SENS" | the Securities Exchange News Service of the JSE; |
| "South Africa" | the Republic of South Africa; |
| "STRATE" | STRATE Limited (registration number 1998/022242/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa and which is a registered central securities depository; |
| "subsidiary" | a subsidiary as defined in the Companies Act; |
| "Transaction Framework Agreement" | the framework agreement concluded on 12 October 2005 between ASAC, Anglo Operations Limited, Anglo American SA Finance Limited, Kumba Resources, Eyesizwe Mining (Proprietary) Limited, Eyesizwe Holdings (Proprietary) Limited, Dreamvision Investments 15 (Proprietary) Limited, IDC, Eyabantu Capital (Proprietary) Limited, Eyabantu Capital Consortium (Proprietary) Limited, Tiso Group (Proprietary) Limited, Morning Tide Investments 168 (Proprietary) Limited, South African Women in Mining Association and Basadi ba Kopane Investments (Proprietary) Limited, as amended and reinstated; |
| "Transnet" | Transnet Limited (registration number 1990/000900/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa; |
| "UK" | United Kingdom; |
| "unbundling" | the proposed unbundling of Kumba Iron Ore by way of a distribution *in specie* of the Kumba Iron Ore distribution shares in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba Resources share held at the close of business on the record date, to be effected by way of a reduction to Kumba Resources share premium and the listing of Kumba Iron Ore in the "Basic Materials – General Mining" sector of the JSE list; |
| "US" | United States of America; |
| "US Exchange Act" | the US Securities Exchange Act of 1934, as amended; |
| "US Securities Act" | the US Securities Act of 1933, as amended; |
| "United States dollar" or "US$" | the currency of the United States of America; |
| "Unvested Conditional Awards" | a conditional award of shares granted to an employee in terms of the LTIP; |
| "Unvested Matching Awards" | a conditional award of shares made to a participant under the DBP; |
| "Unvested Share Appreciation Rights" | a right to receive shares in terms of the SAR to the value of the difference between the exercise price and the grant price; and |
| "VAT" | value-added tax levied in terms of the Value-Added Tax Act, No. 89 of 1991. |

# SALIENT FEATURES

This summary contains the salient features of the unbundling and listing of Kumba Iron Ore, detailed in this pre-listing statement, which should be read in its entirety for a full and proper appreciation hereof. The definitions commencing on page 6 of this pre-listing statement apply also to the salient features. The pre-listing statement should be read in conjunction with the Kumba Resources circular and the Kumba Resources revised listing particulars, which accompany this pre-listing statement.

## 1. INTRODUCTION

It was announced on SENS on Thursday, 13 October 2005 that, *inter alia,* Anglo American plc and Kumba Resources had entered into a binding Transaction Framework Agreement regarding a series of transactions which, if implemented, would result in:

- the creation of South Africa's largest black-owned, controlled and managed company, via Kumba Resources; and
- following the unbundling of Kumba Iron Ore, the creation of a pure play listed iron ore company, which will own 74% of SIOC, the balance of which will be black-owned on implementation of the Kumba Resources empowerment transaction.

Pursuant to the implementation of the series of transactions detailed in the Kumba Resources circular, Kumba Resources will be renamed Exxaro. This change of name is subject to the approval of Kumba Resources shareholders in the Kumba Resources general meeting and the registration of the special resolution by CIPRO.

Full details of the Kumba Resources empowerment transaction, including the unbundling of Kumba Iron Ore, are set out in the Kumba Resources circular which accompanies this pre-listing statement. Similarly, information in respect of Exxaro is set out in the Kumba Resources revised listing particulars, which accompanies this pre-listing statement.

The purpose of the pre-listing statement is to:

- provide information relating to Kumba Iron Ore, its operations and its directors and management; and
- set out the historical *pro forma* financial information relating to Kumba Iron Ore.

## 2. RATIONALE FOR THE UNBUNDLING AND LISTING OF KUMBA IRON ORE

The unbundling and listing of Kumba Iron Ore is a key component of the Kumba Resources empowerment transaction announced in October 2005. The rationale for the broader transaction and by extension for the listing of Kumba Iron Ore, is to create meaningful and sustainable broad-based empowerment. Further information on the rationale for the Kumba Resources empowerment transaction has been set out in the Kumba Resources circular.

On the implementation date of the Kumba Resources empowerment transaction, through SIOC, Kumba Iron Ore will have met the 2014 equity ownership requirements of the Mining Charter. Kumba Iron Ore has commenced application for conversion of its old order mineral rights to new order mining rights.

On listing, Kumba Iron Ore will become:

- the only pure play iron ore company listed on the JSE; and
- a subsidiary of Anglo American plc.

## 3. NATURE OF BUSINESS AND GROUP STRUCTURE

Kumba Iron Ore is a leading producer of high grade iron ore and ranks as the fourth largest supplier of seaborne iron ore in the world. Currently, approximately 73% of Kumba Iron Ore's total annual production is exported to 30 major customers in various geographical regions.

The Kumba Iron Ore group structure, after the unbundling and listing, will be as depicted below:


IDC
Anglo American plc*
Minorities
13.4%
64.9%
21.7%
Kumba Iron Ore*
74%
SIOC
20%
Exxaro*
26%
BEE
ownership
SIOC Community Development Trust
3%
SIOC ESPS
3%
* Listed on the JSE

## 4. GROWTH PROSPECTS

Kumba Iron Ore has extensive brownfield and greenfield opportunities to expand its iron ore production from the current 32Mtpa to 42Mtpa by 2009 and to 70Mtpa by 2015. These opportunities are detailed in paragraph 3.8 of this pre-listing statement.

## 5. THE UNBUNDLING AND LISTING

Subject to the fulfilment of the conditions precedent, set out in paragraph 7 below, Kumba Resources will distribute the Kumba Iron Ore distribution shares to its shareholders through the unbundling.

The proposed unbundling of Kumba Iron Ore will be effected by way of a distribution of the Kumba Iron Ore distribution shares (*in specie*) in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba Resources share held at the close of business on the record date, to be effected by way of a reduction to Kumba Resources share premium account.

The Listing Committee of the JSE has agreed to the listing of a maximum of 321 352 801 Kumba Iron Ore shares in the "Basic Materials – General Mining" sector of the JSE list under the abbreviated name "Kumba", with effect from the commencement of trade on or about Monday, 20 November 2006. The exact number of Kumba Iron Ore shares to be listed will be determined immediately prior to the listing and is dependent on the number of Kumba Resources share options that will be exercised between the last practicable date and the last day to trade in Kumba Resources shares on the JSE to participate in the unbundling.

## 6. KUMBA IRON ORE ADR AND ADS PROGRAMME

Subject to the SEC's grant of an exemption from certain of the US Exchange Act's reporting requirements and compliance with other applicable US securities laws, it is expected that the Kumba Iron Ore ADRs will be issued under the Kumba Iron Ore Deposit Agreement. Each Kumba Iron Ore ADR will evidence one Kumba Iron Ore ADS, which will represent one Kumba Iron Ore share. It is expected that, after the unbundling, the holders of Kumba Resources ADRs on the record date will become holders of Kumba Iron Ore ADRs as well.

## 7. CONDITIONS PRECEDENT TO THE UNBUNDLING AND LISTING

The listing of Kumba Iron Ore is subject to the fulfilment of certain conditions precedent including, *inter alia*:

**7.1** approval by the Kumba Resources shareholders in a general meeting of the unbundling and the other series of transactions, as detailed in the Kumba Resources circular; and

**7.2** the fulfilment of the conditions precedent as detailed in the Kumba Resources circular.

## 8. COMPETENT PERSONS' REPORT

The Competent Persons' Report, issued by the independent technical adviser, detailing the mining assets of Kumba Iron Ore is attached as Appendix 13 to this pre-listing statement. A Competent Persons' Report, detailing Exxaro's mineral and exploration assets, is available on Kumba Resources website (www.kumbaresources.com). Kumba Iron Ore's Competent Persons' Report will be available for inspection in terms of paragraph 16 of this pre-listing statement.

## 9. RECEIPT OF KUMBA IRON ORE SHARES

Kumba Resources shareholders recorded in the register on the record date will be entitled to receive the Kumba Iron Ore distribution shares.

The attention of Kumba Resources shareholders is drawn to the fact that those shareholders holding Kumba Resources shares in certificated form will receive share certificates in respect of the Kumba Iron Ore distribution shares and will be required to dematerialise such share certificates in order to trade their Kumba Iron Ore shares on the JSE.

Kumba Resources shareholders holding Kumba Resources shares in dematerialised form will have their safe custody accounts with their CSDP or broker credited in respect of the Kumba Iron Ore distribution shares.

## 10. ADDITIONAL COPIES OF THE PRE-LISTING STATEMENT

Copies of the pre-listing statement are available in English only and may be obtained during normal business hours from Monday, 9 October 2006 to Thursday, 2 November 2006 from the registered office of Kumba Iron Ore and the sponsor whose addresses are set out in the "Corporate information" section of the pre-listing statement, as well as from all other broking members of the JSE.



# KUMBA IRON ORE

## Kumba Iron Ore Limited

A member of the Anglo American plc group
(Formerly Vicva 177 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2005/015852/06)
Share code: KIO ISIN: ZAE000085346

# PRE-LISTING STATEMENT

## 1. INTRODUCTION

It was announced on SENS on Thursday, 13 October 2005 that, *inter alia*, Anglo American plc and Kumba Resources had entered into a binding Transaction Framework Agreement regarding a series of transactions which, if implemented, would result in:

- the creation of South Africa's largest black-owned, controlled and managed company, via Kumba Resources; and
- following the unbundling of Kumba Iron Ore, the creation of a pure play listed iron ore company, which will own 74% of SIOC, the balance of which will be black-owned on implementation of the Kumba Resources empowerment transaction.

Pursuant to the implementation of the series of transactions detailed in the Kumba Resources circular, Kumba Resources will be renamed Exxaro. This change of name is subject to the approval of Kumba Resources shareholders in the Kumba Resources general meeting and the registration of the special resolution by CIPRO.

Full details of the Kumba Resources empowerment transaction, including the unbundling of Kumba Iron Ore, are set out in the Kumba Resources circular which accompanies this pre-listing statement. Similarly, information in respect of Exxaro is set out in the Kumba Resources revised listing particulars, which accompanies this pre-listing statement.

This pre-listing statement has been prepared on the assumption that the resolutions detailed in the notice of the Kumba Resources general meeting forming part of the Kumba Resources circular, which accompanies this pre-listing statement, will be passed at the Kumba Resources general meeting to be held at 10:00 on Thursday, 2 November 2006, and that the unbundling of Kumba Iron Ore, details of which are reflected in the Kumba Resources circular, will be implemented.

The purpose of this pre-listing statement is to:

- provide information relating to Kumba Iron Ore, its operations and its directors and management; and
- set out the historical *pro forma* financial information relating to Kumba Iron Ore.

## 2. THE UNBUNDLING AND LISTING

### 2.1 Rationale for the unbundling and listing of Kumba Iron Ore

The unbundling and listing of Kumba Iron Ore is a key component of the Kumba Resources empowerment transaction announced in October 2005. The rationale for the broader transaction, and by extension for the listing of Kumba Iron Ore, is to create meaningful and sustainable broad-based empowerment. Further information on the rationale for the Kumba Resources empowerment transaction has been set out in the Kumba Resources circular.

On the implementation date of the Kumba Resources empowerment transaction, through SIOC, Kumba Iron Ore will have met the 2014 equity ownership requirements of the Mining Charter. Kumba Iron Ore has commenced application for conversion of its old order mineral rights to new order mining rights.

On listing, Kumba Iron Ore will become:

- the only pure play iron ore company listed on the JSE; and
- a subsidiary of Anglo American plc.

### 2.2 Details of the unbundling and listing

Subject to the fulfilment of the conditions precedent, set out in paragraph 2.4 below, Kumba Resources will distribute the Kumba Iron Ore distribution shares to its shareholders through the unbundling.

The proposed unbundling of Kumba Iron Ore will be effected by way of a distribution of the Kumba Iron Ore distribution shares (*in specie*) in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act in the ratio of one Kumba Iron Ore distribution share for every Kumba Resources share held at the close of business on the record date, to be effected by way of a reduction to Kumba Resources share premium account.

The Listing Committee of the JSE has agreed to the listing of a maximum of 321 352 801 Kumba Iron Ore shares in the "Basic Materials – General Mining" sector of the JSE list under the abbreviated name "Kumba", with effect from the commencement of trade on or about Monday, 20 November 2006. The exact number of Kumba Iron Ore shares to be listed will be determined immediately prior to the listing and is dependent on the number of Kumba Resources share options that will be exercised between the last practicable date and the last day to trade in Kumba Resources shares on the JSE to participate in the unbundling.

### 2.3 Overseas shareholders of Kumba Resources and Kumba Resources ADR holders

#### 2.3.1 United States

The Kumba Iron Ore distribution shares will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Kumba Iron Ore shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

Kumba Resources shareholders and/or holders of Kumba Resources ADRs who are citizens or residents of the US are advised that the Kumba Iron Ore shares have not been and will not be registered under the US Exchange Act. Kumba Iron Ore expects to obtain an exemption from the registration and reporting requirements of section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the US, Kumba Iron Ore will comply with the information supplying requirements of Rule 12g3-2(b), which requires Kumba Iron Ore to furnish to the SEC information that: (i) it has made or is required to make public in South Africa; (ii) it has filed or is required to file with the JSE and which was made public by the JSE; or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Kumba Iron Ore may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Kumba Resources shareholders and/or holders of Kumba Resources ADRs who are affiliates (within the meaning of the US Securities Act) of Kumba Resources or Kumba Iron Ore before the unbundling or are affiliates of Kumba Resources or Kumba Iron Ore after the unbundling will be subject to timing, manner of sale and volume restrictions on the sale of Kumba Iron Ore shares received in connection with the unbundling under Rule 145(d) under the US Securities Act.

Subject to the SEC's grant of an exemption under Rule 12g3-2(b) under the US Exchange Act, it is expected that the Kumba Iron Ore ADSs representing the Kumba Iron Ore shares will be issued pursuant to the Kumba Iron Ore Deposit Agreement, which will be substantially similar to the Kumba Resources Deposit Agreement, and registered on a registration statement on Form F-6 under the US Securities Act. Copies of these documents and the exhibits thereto may be obtained from the public reference facilities maintained by the SEC in Washington, DC without charge.

Each Kumba Iron Ore ADS will represent one Kumba Iron Ore share. It is expected that, immediately after the unbundling, the holders of Kumba Resources ADRs on the record date will become holders of Kumba Iron Ore ADRs as well.

The Kumba Iron Ore ADRs, if issued, are expected to trade in the US over-the-counter market. Kumba Iron Ore does not intend to list the Kumba Iron Ore shares on a US securities exchange or quote the Kumba Iron Ore shares on The National Association of Securities Dealers' Automated Quotation system or on any other inter-dealer quotation system in the US.

#### 2.3.2 Other jurisdictions

Any person who is resident or who has a registered address in, or is a citizen of, any jurisdiction outside South Africa and who is entitled to receive Kumba Iron Ore distribution shares should consult their professional advisers and satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Kumba Resources shareholders with a registered address in Canada, Japan, Australia, Republic of Ireland or any other jurisdiction into which Kumba Iron Ore is advised that the issue of Kumba Iron Ore distribution shares would or may infringe the laws of such jurisdiction, or necessitate compliance with any special

requirement, shall not be issued with any Kumba Iron Ore distribution shares. The Kumba Iron Ore shares to which each such excluded foreign shareholder would be entitled to receive in accordance with their *pro rata* holding of Kumba Resources shares will be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of such foreign shareholder as soon as reasonably practicable after the effective date for the unbundling at the best price which can reasonably be obtained at the time of sale. CSDPs will be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of any such excluded foreign shareholders. The transfer secretaries will determine which certificated shareholders are such excluded foreign shareholders.

Such excluded foreign shareholders will, in respect of their entitlement to Kumba Iron Ore shares, receive the average consideration per share (net of sale and currency conversion costs) at which all foreign excluded shareholders' Kumba Iron Ore shares were disposed of. The average consideration will be calculated and the consideration due to each such foreign excluded shareholder will only be paid only once all such Kumba Iron Ore shares have been disposed of.

### 2.4 Conditions precedent

The listing of Kumba Iron Ore is subject to the fulfilment of certain conditions precedent including, *inter alia*:

**2.4.1** approval by the Kumba Resources shareholders in a general meeting of the unbundling and the other series of transactions, as detailed in the Kumba Resources circular; and

**2.4.2** the fulfilment of the conditions precedent as detailed in the Kumba Resources circular.

## 3. INFORMATION ON KUMBA IRON ORE

### 3.1 History of Kumba Resources

In 2001 Kumba Resources was unbundled from its former parent South African Government-owned Iscor (renamed Mittal Steel with effect from 11 March 2005) and was listed on the JSE in the same year. Iscor had been the major integrated South African steel producer for more than 70 years and its mining division, Iscor Mining, had provided security of iron ore supply for its steel mills.

Iscor's first mine, Thabazimbi mine, was established in the Limpopo Province in 1932 to supply iron ore to the Pretoria Works steel plant, where the first steel was cast in 1934. Sishen mine was established in the Northern Cape Province in 1954 as a mine that served Iscor only. In 1976, however, the South African Government invested in the infrastructure to enable the export of iron ore from the Sishen mine via the Sishen-Saldanha rail link and port facility. This opened up a new era of growth for the iron ore business.

In 1989, Iscor was privatised and in 2001 was unbundled into two separately listed mining and steel companies, namely Kumba Resources and Iscor, respectively. At the time of the unbundling, the mines that had been developed by Iscor for coal, zinc and certain industrial minerals used in steel production, together with its two iron ore mines as well as its heavy mineral interests, became part of Kumba Resources.

Additional historical information on Kumba Resources is available in the Kumba Resources circular and the Kumba Resources revised listing particulars which accompany this pre-listing statement.

### 3.2 Background to Kumba Iron Ore

Following the Kumba Resources empowerment transaction, Kumba Iron Ore will control 74% of Kumba Resources' iron ore assets through its ownership of 74% in SIOC. Exxaro, being the reconstituted Kumba Resources after the implementation of the series of transactions as set out in the Kumba Resources circular, will retain a 20% shareholding in SIOC with the balance of 6% held by the SIOC ESPS and the SIOC Community Development Trust.

Kumba Iron Ore will thus become a focused producer of high grade iron ore and the fourth largest supplier of seaborne iron ore in the world. Currently, approximately 73% of Kumba Iron Ore's total annual production is exported to 30 major customers in various geographical regions. Kumba Iron Ore's principal operating assets at the time of listing will be the Sishen and Thabazimbi mines. Together, these two mines produce 32Mtpa of iron ore. The combined resources of the two mines exceed 2 billion tonnes of high quality iron ore.

## 3.3 Overview of the global iron ore industry

### 3.3.1 The global steel industry as a driver of iron ore demand

The size of the global iron ore market is now more than 1.5 billion tonnes per annum having grown at approximately 12% per annum since the second quarter of 2003.

**Figure. 1 Crude steel production 2000 – 2005**



1200
1000
800
600
400
200
0
(Mtpa)
2000
2001
2002
2003
2004
2005
World
China


*Source:* AME Mineral Economics.

Global steel production which represents almost the entire global demand for iron ore, exceeded 1 billion tonnes for the first time in 2004. The rapid expansion of developing economies has driven global consumption of steel to record levels in each of the past five years. China's particularly rapid rate of economic growth has been the main contributor to this phenomenon, but there has also been strong growth in the economies of India and other Asian countries.

**Figure. 2 Finished steel per capita consumption**



700
600
500
400
300
200
100
0
(Kg/capita)
2000
2001
2002
2003
2004
2005
Japan
EU-25
China
India


*Source:* AME Mineral Economics.

Current per capita consumption rates of steel in both China and India are low when compared with more industrialised countries.

Figure 2 above underpins forecasts of per capita consumption for steel increasing in these major steel-consuming countries for some years, thereby driving world steel consumption and iron ore demand.

### 3.3.2 The dynamics of the global iron ore industry

Much of the growth in steel production has taken place in parts of the world where local iron ore is either in short supply or is of inadequate quality to support steel production and additional volumes of seaborne iron ore have thus been required. This has seen volumes of seaborne iron ore increase from 484Mtpa in 2002 to 644Mtpa in 2005. Industry forecasts indicate that volumes of seaborne iron ore will exceed 700Mtpa for the first time in 2006, representing a 10% compound annual growth rate over the four-year period.

The inability of iron ore suppliers to increase production at the same rate as growth in demand has been reflected in successive industry price increases of 9.0%, 18.6% and 71.5%, respectively, during each of the past three years. A further price increase of 19% for the 2006 iron ore year, which runs from 1 April to 31 March each year has, been agreed upon.

Thus, the strength of demand relative to constrained supply growth would appear to support future pricing of seaborne iron ore, thereby incentivising additional capital investments to expand capacity in the sector.

### 3.3.3 Kumba Iron Ore in the seaborne iron ore market

Kumba Iron Ore has competed successfully in the seaborne iron ore market since the opening of the Sishen-Saldanha export channel in the mid-1970s. Kumba Iron Ore is currently the fourth largest supplier in this 644Mtpa market with exports projected at more than 23.5Mt in 2006. Kumba Iron Ore's current market share in the seaborne trade is approximately 4%, with a share of 10% in the seaborne market for lump ore.

The physical qualities of the Company's ore make it attractive for blending with other lower grade ores at steel mills. This has meant that the Company's iron ore volumes have not experienced cyclical reductions, even in times of weaker demand.

Further advantages for Kumba Iron Ore in the seaborne iron ore market arise from the fact that:

- the iron ore's resistance to breakdown, makes it uniquely suited to multiple handling logistical chains that are typical of markets such as Europe and China;
- Kumba Iron Ore beneficiates most of its iron ore, making its product particularly consistent and thus attractive when compared with unbeneficiated alternatives;
- Kumba Iron Ore currently has an average lump to fines ratio of 62% lump to 38% fine, compared with a representative ratio for its seaborne competitors of 30% lump to 70% fine; and
- the deep water Saldanha Bay export port is well-positioned to service markets in both the Atlantic and Pacific basins at competitive freight rates.

## 3.4 Overview of operations

### 3.4.1 Overview of the Sishen mine

Apart from the well developed infrastructure at the mine in the Northern Cape, the Sishen mine benefits from its 861 kilometre rail link to the dedicated bulk handling port of Saldanha. The rail link and the deep water port at Saldanha are of competitive scale and efficiency in world terms and the sustained growth in the tonnage exported from Sishen mine is as a result of close co-operation and planning on a regular basis between Kumba Iron Ore and Transnet, which operates the rail link and port facility. Following a phase of modernisation and optimisation, production at the Sishen mine reached a new high of 28.5Mtpa in 2005.

Sishen mine is under a contractual obligation to deliver up to 6.25Mtpa of iron ore to Mittal Steel at a price which recovers the cost of production plus 3%. Mittal Steel may, with proper notice, procure iron ore for use within South Africa in excess of 6.25Mtpa at a price and on terms and conditions to be negotiated in good faith. Under certain circumstances, Mittal Steel has the right to participate in and proportionately fund future SIOC iron ore expansion projects or new projects in South Africa. The terms and conditions of the existing supply agreement apply *mutatis mutandis* to such participation. The participation, terms, conditions and price have not been agreed and are currently the subject of discussions with Mittal Steel. The contract with Mittal Steel runs to the end of the life of mine, currently expected to be 2028.

**Sishen mine historic operating statistics**

| Production statistics | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Tonnes treated (Mtpa) | 16.2 | 31.8 | 32.8 | 16.3 | 32.0 | 30.9 |
| Waste mined (Mtpa) | 25.2 | 58.6 | 54.7 | 30.8 | 65.4 | 57.2 |
| Stripping ratio (total waste : total ore) | 1.5 | 1.8 | 1.7 | 1.9 | 2.0 | 1.8 |
| Overall product plant yield (%) | 8.8 | 90 | 85 | 83 | 82 | 84 |
| **Total production (Mtpa)** | **14.2** | **28.5** | **27.9** | **13.5** | **26.2** | **25.9** |
| **Sales (Mtpa)** | | | | | | |
| Lump | 7.5 | 15.2 | 14.7 | 7.7 | 15.0 | 15.1 |
| Direct reduction ore | 1.1 | 1.3 | 1.3 | 0.6 | 0.7 | 0.2 |
| Direct reduction sinter ore | – | 1.2 | 0.7 | 0.4 | 0.6 | 0.6 |
| Coarse sinter | 1.1 | 2.4 | 2.5 | 0.7 | 1.8 | 1.7 |
| Fine | 4.3 | 8.8 | 8.3 | 4.1 | 8.7 | 8.7 |
| **Total sales** | **14.0** | **28.9** | **27.5** | **13.5** | **26.8** | **26.3** |

*Source:* Kumba Resources.

**Notes:**

| | | |
|---|---|---|
| 2006 | 1 January to 30 June | (6 months) |
| 2005 and 2004 | 1 January to 31 December | (12 months) |
| 2003 | 1 July to 31 December | (6 months) |
| 2002 and 2001 | 1 July to 30 June | (12 months) |

Years reflect changes in financial year-end.

Sishen mine operates under ISO 9002, ISO 14000 and ISO 18001 standards, that relate to Quality Management Systems, Environmental Management Systems and Safety Management Systems, respectively.

### 3.4.2 Overview of the Thabazimbi mine

The Thabazimbi mine has been in operation for the last 75 years and the mine's production is supplied under a long-term supply agreement to Mittal Steel at a price which recovers the cost of production plus a 3% management fee. Capital expenditure incurred on the Thabazimbi mine is financed by Mittal Steel. The haematite mineral reserves at Thabazimbi mine give the mine a projected life of four years. However, the Phoenix Project which, through the use of new technology, aims to beneficiate significant reserves of banded ironstone in the vicinity of the current operation, is in the bankable feasibility stage and, if approved, could extend the life of the Thabazimbi mine by a further 20 years. Further details of the Phoenix Project are provided in paragraph 3.8.4 below.

**Thabazimbi mine historic operating statistics**

| Production statistics | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Tonnes treated (Mtpa) | 1.4 | 3.1 | 3.1 | 1.5 | 2.8 | 2.7 |
| Waste mined (Mtpa) | 9.5 | 25.0 | 34.5 | 19.8 | 33.2 | 34.9 |
| Stripping ratio (total waste : total ore) | 6.7 | 7.5 | 11.2 | 12.9 | 12.0 | 12.8 |
| Overall product plant yield (%) | 80 | 83 | 81 | 85 | 87 | 89 |
| **Total production (Mtpa)** | **1.1** | **2.5** | **2.5** | **1.3** | **2.4** | **2.4** |
| **Sales (Mtpa)** | | | | | | |
| Lump | 0.5 | 1.2 | 1.3 | 0.7 | 1.3 | 1.3 |
| Fine | 0.6 | 1.3 | 1.2 | 0.6 | 1.1 | 1.1 |
| **Total sales** | **1.1** | **2.5** | **2.5** | **1.3** | **2.4** | **2.4** |

*Source:* Kumba Resources.

**Notes:**

| | | |
|---|---|---|
| 2006 | 1 January to 30 June | (6 months) |
| 2005 and 2004 | 1 January to 31 December | (12 months) |
| 2003 | 1 July to 31 December | (6 months) |
| 2002 and 2001 | 1 July to 30 June | (12 months) |

Years reflect changes in financial year-end.

## 3.5 Kumba Iron Ore group structure

The Kumba Iron Ore group structure, after the unbundling and listing, will be as depicted below:



IDC
Anglo American plc*
Minorities
13.4%
64.9%
21.7%
Kumba Iron Ore*
74%
Falémé Project
SIOC
Exxaro*
SIOC Community Development Trust
SIOC ESPS
20%
3%
3%
26% BEE ownership
Kumba Iron Ore Holdings BV
100%
Kumba International BV
100% owned subsidiaries
Kumba International Trading BV
Kumba Hong Kong Limited
Kumba Shipping Hong Kong Limited
Groler Investments Limited
50%
Trans Orient Ore Supplies Limited
Investments in other companies by SIOC
50% Pietersburg Iron Ore Company (Proprietary) Ltd
50% Zandrivierspoort Project
Operations and projects within SIOC
Sishen mine
SEP 1 Project
SEP 2 Project
Sishen South Project
Export Logistics Channel
Thabazimbi mine
Phoenix Project
Key: Operational companies
Investment companies
Growth projects
Mines
* Listed on the JSE


## 3.6 Strategy

Against the background of a market for seaborne iron ore that is projected to remain attractive for some years, Kumba Iron Ore's secure access to additional high quality reserves and to existing infrastructure provides the basis from which to expand rapidly its production capacity. Proven reserves and resources can support an increase in production from the current 32Mtpa to more than 70Mtpa by 2015.

Kumba Iron Ore's strategy will be to grow its volumes and improve its efficiencies to earn competitive returns on capital employed which exceeds its cost of capital, taking external, economic and market conditions into consideration.

Kumba Iron Ore will pursue four strategic thrusts:

- reduce operating expenses to increase the operating margin through pursuing continuous improvement initiatives in all business areas;

- establish and maintain a preferred-supplier status in high-margin iron ore markets by differentiating its high quality products, maintaining consistent quality and delivering superior levels of customer service;
- progress current growth projects and secure new opportunities, to ensure a full pipeline of long-term growth options. The Group's current project pipeline includes a balanced portfolio ranging from early stage studies to implementation phase projects. In addition, exploration activities and technology developments should continue to identify new opportunities; and
- be a responsible corporate citizen in line with the guiding principles of the King II Report on Corporate Governance. The primary focus of the corporate social investment programme is on the social needs of the communities forming an integral part of the Group's mining operations and progressing the objectives of the Charter Scorecard. Kumba Iron Ore also aims continuously to improve safety, health and environmental performance. This forms an integral part of Kumba Iron Ore's commitment to sustainable development.

The focus of Kumba Iron Ore's business development will be to maximise the opportunity represented by its substantial existing brownfields and greenfields project pipeline, thus taking advantage of the current and projected strength in seaborne iron ore markets. The Anglo American plc group supports this approach to business development by Kumba Iron Ore.

## 3.7 Marketing

The international marketing of iron ore is undertaken through Kumba Iron Ore's offices in Amsterdam and Hong Kong. These offices serve 30 major customers in Europe and Asia. Continuity of supply into China is supported by a stockpile at the deepwater port of Qindao in China, a facility that Kumba Iron Ore has invested in over a number of years.

Staffing at the offshore offices ensures that customers are provided with technical assistance and logistical planning support.

Kumba Hong Kong Limited sells iron ore to customers in China, Japan and Asia and Kumba International Trading BV sells iron ore to customers in Europe. The iron ore sold internationally is sourced from SIOC. Kumba Hong Kong Limited has a joint venture agreement with Macsteel International Limited in Trans Orient Ore Supplies Limited which company sells iron ore into The People's Republic of China, Taiwan and Malaysia.

Kumba Shipping Hong Kong Limited procures shipping and transport on behalf of certain customers which purchase iron ore on a cost, insurance and freight basis. Off-take arrangements are typically characterised by commercial terms settled annually. However, given the current strong demand for high quality iron ore, five-year contracts which define quality and volume but not price, are being negotiated with a number of customers.

## 3.8 Overview of growth project pipeline

The table below summarises the various iron ore expansion projects currently under investigation and construction in Kumba Iron Ore. The precise sequencing of these projects is still under review:

| **Project** | **Phase** | **Additional annual production** |
|---|---|---:|
| Sishen Expansion Project I (SEP I) | Construction | 13Mtpa |
| Sishen Expansion Project II | Pre-feasibility | 10 – 20Mtpa |
| Sishen South Project | Feasibility study | 3 – 9Mtpa |
| Sishen South Project (Phase II) | Potential study | 3 – 6Mtpa |
| Phoenix Project | Feasibility study | 3Mtpa |
| Zandrivierspoort Project | Pre-feasibility | 3Mtpa |
| Falémé Project | Pre-feasibility | 12Mtpa |
| **Total** | | **47 – 66Mtpa** |

It is anticipated that, in addition to the 13Mtpa Sishen Expansion Project I currently under construction, at least 28Mtpa of the projects being studied will be progressed into actual production units by 2015. Further details of these projects are set out below:

### 3.8.1 Sishen Expansion Project I

After completion of the detailed feasibility study for the 10Mtpa Sishen Expansion Project in late 2004, an investment decision on this project was made in February 2005. In August 2006, this project was extended further from 10Mtpa to 13Mtpa.

The project will apply jig technology to extract an expected 13Mtpa of additional saleable ore from 21Mtpa of feedstock – about 8Mtpa material previously accounted for as waste and 13Mtpa from new run-of-mine material. The new range of products is expected to have an average iron content of 64%, compared to 66% of current Sishen mine production. Due to the beneficiation of the low iron content material, this project will increase the resource utilisation markedly and reduce the current and long-term stripping ratios for the Sishen mine.

Production is anticipated to commence by mid-2007, ramping up to full capacity by the beginning of 2009.

### 3.8.2 Sishen Expansion Project II

A study confirmed the potential value of expanding the current Sishen mine by a further 10 – 20Mtpa, in addition to the production from the two phases of the Sishen Expansion Project I. This project envisages exploitation of additional low iron content material. The current priority of the project is to confirm product specifications and to evaluate alternative production capacities, mine plans and mining technology options. A bankable feasibility study for this project is due to be completed in 2007 with production currently anticipated to commence by 2011.

### 3.8.3 Sishen South Project

The Sishen South Project involves the development of a new open-cast operation near the town of Postmasburg, approximately 70 kilometres south of Sishen mine. The Sishen South Project will produce a range of products similar to the Sishen Expansion Project.

Due to export logistics constraints, the development of the project could be approached in phases. The first phase will be the development of a 3 – 9Mtpa mine that will form part of the next Sishen-Saldanha export channel expansion. Negotiations are underway with Transnet in this regard and an agreement is expected to be concluded during the first half of 2007.

Kumba Iron Ore is expected to make an investment decision on the development of the Sishen South Project in the first half of 2007, with a capital cost currently estimated at approximately R2.5 billion for a 9Mtpa mine.

Although the 420Mtpa Sishen South Project resource currently assumes that the first 9Mtpa capacity will produce unbeneficiated ore, a study is underway on further expansion of the Sishen South Project, involving beneficiation of lower grade ore. This phase has the potential to increase the annual production of Sishen South mine to approximately 12 – 15Mtpa.

### 3.8.4 Phoenix Project

The objective of the Phoenix Project is to extend the life of the Thabazimbi mine by some 20 years, producing both lump and fine ore. This is planned by exploiting the *in situ* low iron content banded ironstone formation, which, when combined with high iron content hematite, provides an iron ore blend with specific commercial use. A feasibility study is currently being undertaken, and an investment decision on this project could be made during 2006, with 2.5 – 3Mtpa of production beginning in 2009, with the objective of maintaining annual production rates at Thabazimbi mine after depletion of the current mine reserves.

### 3.8.5 Zandrivierspoort Project

SIOC acquired a 50% interest in the Pietersburg Iron Ore Company (Proprietary) Limited ("PIC") in the 1980s. PIC owns the Zandrivierspoort surface rights some 30 kilometres north of Polokwane in the Limpopo Province. PIC has conducted extensive exploration and technical studies to develop the Zandrivierspoort iron ore resource. The previous joint venture partner sold its 50% interest in PIC to Mittal Steel in December 2004. Since then, Kumba Resources and Mittal Steel have developed a framework for a pre-feasibility study, commencing with exploration activities in 2005. During 2006 and 2007, alternative processing and final product options will be evaluated and the parties intend to commit to a detailed bankable feasibility study in 2008, if interim studies suggest a robust and viable business case. An application was submitted by SIOC for the conversion of the old-order prospecting permit to a new-order prospecting permit in December 2005 and a response is awaited.

### 3.8.6 Export Logistics Channel for SIOC

The channel to seaborne export markets for current and future iron ore production from the Sishen and Sishen South mines is the Sishen-Saldanha rail and port system, operated by Transnet.

SIOC and Transnet concluded an agreement in February 2005 providing for an additional 11.5Mtpa of iron ore to be transported from Sishen to Saldanha, bringing SIOC's allocation of the 41Mtpa rail capacity to 35Mtpa by 2009. Of this, 33.2Mtpa will be exported and the remaining 1.8Mtpa delivered to Mittal Steel's Saldanha Steel plant at Saldanha Bay.

Transnet is undertaking feasibility studies to increase further the total capacity of the Sishen-Saldanha export system in phases from 41Mtpa to approximately 90Mtpa in order, *inter alia*, to accommodate Kumba Iron Ore's expansion projects as discussed.

## 3.9 Overview of international growth project pipeline

### 3.9.1 Falémé Project

The Falémé deposit, located in the south-eastern part of Senegal in West Africa, is owned by Miferso, a Senegalese government development company. In 2004, Kumba International BV and Miferso concluded a preliminary agreement to explore the potential for an export-oriented iron ore mine at Falémé. The preliminary agreement envisaged that up to 12Mtpa of high-grade ore could be mined over a 20-year period and transported to a new terminal to be built on the Atlantic coast south of the capital, Dakar, for sale mainly into the European market.

Kumba International BV exercised its option to acquire an 80% interest in the Falémé Project during November 2005. The bankable feasibility study for the integrated project was to be completed in 2007, with construction scheduled to begin in the second quarter of 2007 and first production towards the end of 2008. Miferso has, however, subsequently given notice to Kumba Resources that it disputes Kumba International BV's rights in the Falémé Project.

Following notification from Miferso that it disputes Kumba Iron Ore's rights to the development of the Falémé iron ore deposit with associated infrastructure, Kumba Iron Ore is endeavouring to resolve the dispute amicably. Should this not be successful, legal action available to Kumba Iron Ore will be pursued to preserve its contractual rights.

## 3.10 Shared services between Anglo American and Kumba Iron Ore

In order to minimise overhead costs and to access the most appropriate skills, Kumba Iron Ore intends to explore alternatives that outsourcing and sharing of services can offer. These principles have been applied successfully in recent cost improvement initiatives in both Kumba Resources and Anglo American plc.

Kumba Iron Ore, being a subsidiary of Anglo American plc, intends to leverage the efficiency gains and cost savings available by making use of the shared services that Anglo American plc's Corporate Centre and other subsidiaries offer. These shared services will include services in the financial area, information systems, procurement, technical research and development and human resources functions. Due cognisance will be taken of the need to ensure appropriate corporate governance measures and transparent service level agreements on an arm's length basis.

## 3.11 Principal immovable properties

The principal immovable properties owned or leased and acquired or disposed of by the Kumba Iron Ore group are summarised below and are detailed further in Appendix 5 to this pre-listing statement.

### 3.11.1 Property owned

| Description | Size (hectares) |
|---|---|
| 39 portions of farm land in the Northern Cape | 46 482 |
| 3 portions of farm land in the North West Province | 900 |
| 2 portions of farm land in Mpumalanga | 2 894 |
| 14 portions of farm land in the Limpopo Province | 10 767 |
| 537 Erven in the township of Kathu | – |
| 250 Erven in the township of Thabazimbi | – |

SIOC is currently in negotiations to sell off three portions of farmland situated in the Northern Cape, North West Province and Mpumalanga. These farmlands do not form part of Kumba Iron Ore's long-term strategic plan and would be sold at surface rights market-related prices.

#### 3.11.2 Property leased

SIOC has signed an offer to lease new office blocks to house the employees of Kumba Iron Ore for a period of five years. The premises are known as Lakeview Office Park, situated on the corner of West Street and Lenchen Avenue, Centurion. Details of the lease agreement are as indicated below:

| | Description |
|---|---|
| **Landlord** | Attfund Limited |
| **Registration number** | 1999/005649/06 |
| **Landlord's business address** | Glenwood Office Park Block A<br>41 Sprite Street<br>Faerie Glen<br>0081 |
| **Office block** | Block D and top floor Block E |
| **Office space m$^2$** | 3 776 m$^2$ |
| **Period** | 5 years |
| **Commencement date** | 1 July 2006 |
| **Notice period** | 3 months |
| **Notice by** | 1 May 2011 |
| **Total lease payment** | R327 000 (excluding VAT) per month |
| **Rental escalation** | 8% per annum |

#### 3.11.3 Property acquired or disposed of by Kumba Iron Ore

There have been no principal properties acquired or disposed of by Kumba Iron Ore within the three years preceding the last practicable date of this pre-listing statement.

### 3.12 Subsidiary companies

Details of Kumba Iron Ore's subsidiary companies are set out in Appendix 6 to this pre-listing statement.

### 3.13 Royalties payable

Kumba Iron Ore has royalties payable of R1.7 million per annum to the Department of Minerals and Energy and R3.3 million per annum to BHP Billiton plc. Both of these payments are made by Thabazimbi mine and are recovered as part of the cost of production as per the contract detailed in paragraph 3.4.2 above.

## 4. FINANCIAL INFORMATION

### 4.1 Historical *pro forma* financial information for the Kumba Iron Ore group

The reviewed historical *pro forma* financial information for the Kumba Iron Ore group for the six months ended 30 June 2006 is set out in Appendix 1 to this pre-listing statement.

The *pro forma* balance sheet of Kumba Iron Ore post-unbundling, is set out in Appendix 2 to this pre-listing statement.

The audited historical *pro forma* financial information for the Kumba Iron Ore group for the 12 months ended 31 December 2005, the reviewed historical *pro forma* financial information for the 18 months ended 31 December 2004 and the reviewed historical *pro forma* financial information for the 12 months ended 30 June 2003, is set out in Appendix 3 to this pre-listing statement.

The historical *pro forma* financial information of Kumba Iron Ore group for the three financial periods disclosed in Appendix 1, Appendix 2 and Appendix 3 to this pre-listing statement is the responsibility of the Kumba Iron Ore directors.

### 4.2 Independent reporting accountants' report

The independent reporting accountants' report on the audited historical *pro forma* financial information for the six months ended 30 June 2006, and the 12 months ended 31 December 2005, and the reviewed historical *pro forma* financial information for the 18 months ended 31 December 2004 and the 12 months ended 30 June 2003, is set out in Appendix 4A to this pre-listing statement.

The independent reporting accountants' assurance report on the *pro forma* balance sheet of Kumba Iron Ore, post-unbundling, is set out in Appendix 4B to this pre-listing statement.

### 4.3 Dividend policy

The directors intend to declare a dividend on a bi-annual basis to coincide with the release of Kumba Iron Ore's interim and annual results, in August and February, respectively, payable a month thereafter.

The dividend policy will be reviewed by the directors from time to time in light of the prevailing business circumstances, investment decisions to be taken, working capital requirements and available cash of Kumba Iron Ore.

In accordance with the articles, dividends not claimed within three years of being payable will be forfeited in favour of Kumba Iron Ore.

### 4.4 Competent Persons' Report

A Competent Persons' Report issued by the independent technical adviser detailing the mining assets of Kumba Iron Ore is attached as Appendix 13 to this pre-listing statement. A Competent Persons' Report, detailing Exxaro's mineral and exploration assets, is available on the Kumba Resources website (www.kumbaresources.com). Kumba Iron Ore's Competent Persons' Report will be available for inspection in terms of paragraph 16 below.

### 4.5 Material commitments, lease payments and contingent liabilities

#### 4.5.1 Material capital commitments

The material capital commitments of Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period are disclosed in Note 15 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

At 30 June 2006 the capital expenditure contracted for plant and equipment amounted to R1.1 billion with an additional R2.1 billion capital expenditure authorised, but not contracted. This capital expenditure relates mainly to the Sishen Expansion Project process plant which forms the principal capital project for Sishen mine. The Sishen Expansion Project is being constructed over a three-year period at a cost of approximately R3.6 billion.

During August 2006 Kumba Iron Ore approved a further approximately R1.5 billion investment to extend the Sishen Expansion Project by 3Mtpa to 13Mtpa.

This capital expenditure will be financed mainly from internally generated funds and facilities as indicated in paragraph 4.6.1 below.

Between 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period, and the last practicable date, no new material capital projects were approved by the SIOC board, other than those relating to maintaining mining operations and the Sishen Expansion Project.

#### 4.5.2 Lease payments

Kuma Iron Ore had no material lease payments as at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period. The material lease payments of Kumba Iron Ore at 31 December, being the end of Kumba Iron Ore's immediately preceding year end, are disclosed in Note 3.14 of the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 3, to this pre-listing statement.

Save as disclosed in paragraph 3.11.2 above, Kumba Iron Ore's lease payments have not changed between 30 June 2006 and the last practicable date.

#### 4.5.3 Contingent liabilities

The contingent liabilities of Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period, are disclosed in Note 14 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

Details regarding litigation are set out in paragraph 9 below.

Kumba Iron's Ore contingent liabilities have not changed between 30 June 2006 and the last practicable date.

#### 4.5.4 Kumba Iron Ore risk management

Details of the risk factors associated with the holding of Kumba Iron Ore shares are set out on page 3 of this pre-listing statement.

## 4.6 Material borrowings and loans receivable

### 4.6.1 Borrowings

Details of material loans to Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period are disclosed in Note 5 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

Pursuant to the unbundling and listing all short-term borrowings of the Kumba Iron Ore group will be repaid. SIOC will, in addition to normal working capital, raise a R2 840 million three-year unsecured facility; a R660 million unsecured one-year facility and have access to a R750 million unsecured revolving credit facility payable after one year, available from Anglo American plc, to implement the Kumba Resources empowerment transaction and assist with expansion projects.

Details of the Kumba Iron Ore group facilities at the last practicable date were as follows:

| Borrower | Lender | Amount R'm | Repayment date | Interest rate (payable half-yearly) | Terms and conditions |
|---|---|---|---|---|---|
| SIOC | NEDBANK | 1 420 | Three years after date of implementation of Kumba Resources empowerment transaction | JIBAR + 100 basis points | Unsecured revolving credit facility repayable over three years |
| SIOC | FIRSTRAND/RMB | 1 420 | Three years after date of implementation of Kumba Resources empowerment transaction | JIBAR + 100 basis points | Unsecured revolving credit facility repayable over three years |
| | FACILITY A SUB-TOTAL | **2 840** | | | |
| SIOC | NEDBANK | 330 | One year after date of implementation of Kumba Resources empowerment transaction | JIBAR + 70 basis points | Unsecured revolving credit facility repayable over one year |
| SIOC | FIRSTRAND/RMB | 330 | One year after date of implementation of Kumba Resources empowerment transaction | JIBAR + 70 basis points | Unsecured revolving credit facility repayable over one year |
| | FACILITY B SUB-TOTAL | **660** | | | |
| SIOC | ANGLO AMERICAN SA FINANCE LIMITED[(IV)] | 750 | One year after date of implementation of Kumba Resources empowerment transaction | JIBAR + 70 basis points | Unsecured revolving credit facility repayable over one year |

**Notes:**

I. All borrowings payable within 12 months will be repaid from cash generated from operations and short-term standby facilities where cash generated is insufficient.

II. Unsecured borrowings were obtained to finance general business operations of SIOC.

III. None of the loans disclosed above carry conversation rights.

IV. Guaranteed by Kumba International BV to fund capital expenditure after Facilities A and B have been fully utilised.

No debentures have ever been issued by Kumba Iron Ore.

No facilities had been drawn down at 30 June 2006.

### 4.6.2 Loans receivable

Details of material loans by Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period are disclosed in Note 3.09 to the report of historical financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

No loans have been made or security furnished to any director of Kumba Iron Ore.

Material loans receivable by Kumba Iron Ore have not changed between 30 June 2006 and the last practicable date.

### 4.6.3 Material inter-company finance

Details of the inter-company loans of Kumba Iron Ore at 30 June 2006, being the end of Kumba Iron Ore's *immediately* preceding interim period, are disclosed in Note 10 to the report of historical *pro forma* financial information of Kumba Iron Ore in Appendix 1 to this pre-listing statement.

Inter-company loans relate to loans from and to Kumba Resources. Other than short-term operational loan accounts between companies within Kumba Iron Ore, there are no other material inter-company loans.

Material inter-company loans of Kumba Iron Ore have not changed between 30 June 2006 and the last practicable date.

## 4.7 Material changes

There have been no material changes to the financial or trading position of Kumba Iron Ore and its subsidiaries between 30 June 2006, being the end of Kumba Iron Ore's immediately preceding interim period and the date of this pre-listing statement.

### 4.8 Working capital statement

The Kumba Iron Ore directors are of the opinion that, following the Kumba Iron Ore listing, as set out in this pre-listing statement, the working capital available to Kumba Iron Ore and its subsidiaries is sufficient for Kumba Iron Ore group's present requirements, that is for a period of at least 12 months from the date of issue of this pre-listing statement.

## 5. SHARE CAPITAL

### 5.1 Share capital and share premium

Kumba Iron Ore's authorised and issued share capital and share premium at the last practicable date is set out below:

| | R'm |
|---|---|
| *Authorised share capital:* | |
| 500 000 000 ordinary shares of R0.01 each | 5 |
| *Issued share capital:* | |
| 309 680 011 ordinary shares of R0.01 each | 3 |
| – share premium | – |
| **Total issued share capital and premium** | **3** |

At the date of listing, the authorised share capital of Kumba Iron Ore will comprise 500 000 000 ordinary shares with a par value of one cent each. The exact number of Kumba Iron Ore shares to be listed will be determined immediately prior to the listing and is dependent on the number of Kumba Resources' share options that will be exercised between the last practicable date and the date of listing and will be identical to the number of Kumba Resources shares then in issue. Up to 11 672 790 shares can still be issued under the existing share incentive schemes.

### 5.2 Major shareholders

At the last practicable date, the following shareholders beneficially held 5% or more of Kumba Resources shares:

| Name | Number of ordinary shares held | Percentage shareholding |
|---|---|---|
| ASAC | 201 092 500 | 64.9* |
| IDC | 41 498 615 | 13.4 |

**Note:**

* The shareholding of ASAC comprises a shareholding of 54.9% (169 999 200 shares) held by ASAC and a shareholding of 10% (31 093 300) shares held by Stimela Mining Holdings Limited, a wholly-owned subsidiary of the Anglo American plc group.

At the date of listing, the shareholders stated above will hold the same shareholdings in Kumba Iron Ore.

Anglo American plc will be the ultimate controlling shareholder in Kumba Iron Ore post the unbundling and listing of Kumba Iron Ore.

Save as disclosed above, to the best knowledge of the directors of Kumba Iron Ore, no other shareholder will hold more than 5% of the Kumba Iron Ore shares.

### 5.3 Alterations to share capital

Prior to the unbundling and listing of Kumba Iron Ore, the authorised share capital of the Company was increased from R1 000 (comprising 1 000 ordinary par value shares of R1.00 each) to R5 000 000 (comprising 5 000 000 ordinary par value shares of R1.00 each) by the creation of 4 999 000 ordinary par value shares of R1.00 each. Further, the authorised and issued share capital of the Company was sub-divided from 5 000 000 ordinary par value shares of R1.00 each into 500 000 000 ordinary par value shares of R0.01 each.

Save as disclosed above, there have been no consolidations or sub-divisions of Kumba Iron Ore shares during the three financial years ended 31 December 2005. No Kumba Iron Ore shares have been issued in the three years preceding the last practicable date of this pre-listing statement.

On the date of listing, no Kumba Iron Ore shares will be listed on any stock exchange other than the JSE.

### 5.4 Rights attaching to shares and power to issue shares

With the prior approval of the Company in a general meeting and subject to the articles, and the approval of the Issuer Services division of the JSE (where necessary) any securities in the Company authorised but unissued from time to time may be issued by the directors to such person/(s) on such terms and conditions and with such rights or restrictions attached thereto as the directors may determine.

All of Kumba Iron Ore's authorised and issued ordinary shares are of the same class and rank *pari passu* in every respect.

As regards variation of rights attached to shares of the Company, the shares of the Company may be issued with such preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting or otherwise or on the same basis that is or at the option of the Company that is liable to be redeemed as the directors determine on such terms and in such manner as they deem fit or as the Company may from time to time by ordinary resolution determine. If at any time the share capital of the Company is divided into different classes of shares the rights attached to any class may be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

In accordance with the articles, at any general meeting of Kumba Iron Ore shareholders, every member present in person or by proxy shall have one vote on a show of hands, provided that a proxy shall, irrespective of the number of members that proxy represents, have only one vote. On a poll, every member present in person or by proxy shall have that proportion of the total votes in the Company that the aggregate amount of the nominal value of the shares held by that member bears to the aggregate of the nominal value of all the shares issued by the Company at that time.

The relevant provisions of the articles relating to voting procedures at general meetings, rights of shares, the power to issue shares and the variation of rights are set out in Appendix 8 to this pre-listing statement.

### 5.5 Employee share incentive plans

#### 5.5.1 The Kumba Iron Ore Scheme

The Kumba Resources Scheme currently provides an option, purchase and deferred purchase scheme for the benefit of senior management and executive directors.

The Kumba Iron Ore directors have resolved to discontinue the Kumba Resources Scheme for senior management and executive directors. In preparation for the unbundling, a share incentive scheme has been adopted by Kumba Iron Ore, namely the Kumba Iron Ore Scheme, on substantially the same terms and conditions as those contained in the Kumba Resources Scheme. The salient features of the Kumba Resources Scheme and the Kumba Iron Ore Scheme are set out in the Kumba Resources revised listing particulars and this pre-listing statement, respectively.

In view of the proposed restructuring and unbundling of Kumba Resources, the management of Kumba Resources engaged independent advisers to advise the Company on the application of the Kumba Resources Scheme in order to ensure the equitable and fair treatment of Kumba Resources employees who were participants under the Kumba Resources Scheme and who remain in employment with Kumba Resources and those whose employment will transfer to Kumba Iron Ore.

The independent advisers were of the view that participants under the Kumba Resources Scheme should be given the same choices as ordinary shareholders. Accordingly, participants will have the choice to either divest prior to unbundling or to receive both a Kumba Resources and Kumba Iron Ore option in place of each of their existing Kumba Resources options and/or receive a Kumba Iron Ore share as a dividend for each deferred purchase Kumba Resources share held. From the date of the unbundling, no rights in terms of the existing Kumba Resources Management Share Option and Deferred Delivery Schemes will be granted to any employee as these schemes will be replaced by new schemes.

The salient terms, definitions and conditions of the Kumba Iron Ore Scheme, are set out in Appendix 9 to this pre-listing statement. The full rules for the Kumba Iron Ore Scheme are available for inspection in terms of paragraph 16 below.

#### 5.5.2 The Plans

In line with global best practice, and emerging South African practice, Kumba Iron Ore intends to adopt the Plans. The Plans are in line with practices in FTSE 100 and FTSE 250 companies in the United Kingdom and with several schemes recently adopted for large JSE-listed or dual-listed companies.

The Plans will include participation by executive directors and selected senior employees of Kumba Iron Ore. The purpose of the Plans is to advance Kumba Iron Ore's interests and to ensure that the Kumba Iron Ore group attracts and retains the core competencies required for formulating and implementing Kumba Iron Ore's business strategies. The Plans also support the principle of alignment of management and shareholder interests with performance conditions governing the vesting of the Plans' instruments.

As the primary intent of the Plans will be to purchase shares in the market to settle the Plans' benefits, the Plans will not be as dilutive as conventional share option schemes. Kumba Iron Ore will retain the right to issue new Kumba Iron Ore shares at its election, to mitigate the risk of a spike in its share price, which could expose Kumba Iron Ore to liquidity risk.

Kumba Iron Ore will be limited to issuing no more than approximately 10% of the number of issued Kumba Iron Ore shares at the last practicable date. Notwithstanding the foregoing, the Kumba Iron Ore group may, on instruction of its board of directors and its Remuneration Committee and as a fallback provision only, pay any Kumba Iron Ore employee participating in the Plans an equivalent amount in cash *in lieu* of any Kumba Iron Ore shares.

The salient terms, definitions and conditions of the Plans, are set out in Appendix 10 to this pre-listing statement. The full rules for the Plans are available for inspection in terms of paragraph 16 below.

### 5.6 The SIOC ESPS

Kumba Iron Ore will implement the SIOC ESPS which will result in participating employees in Kumba Iron Ore acquiring 3% of SIOC's issued ordinary share capital. The SIOC ESPS will give rise to a meaningful transfer of wealth to the participating employees and will place 3% of SIOC's issued ordinary share capital under the control of these participating employees.

The salient terms, definitions and conditions of the SIOC ESPS are set out in Appendix 11 to this pre-listing statement. The full rules for the SIOC ESPS are available for inspection in terms of paragraph 16 below.

The provisions relating to the Kumba Iron Ore Scheme, the Plans and the SIOC ESPS cannot be altered without the prior approval of the Kumba Iron Ore shareholders in a general meeting.

### 5.7 Commissions

No commission or consideration, including underwriting commission in respect of the allotment or issue of shares, has been paid by Kumba Iron Ore during the three years preceding the date of this pre-listing statement.

## 6. INFORMATION RELATING TO DIRECTORS AND SENIOR MANAGEMENT

### 6.1 Directors

The full names, ages, business addresses, qualifications and experience of the Kumba Iron Ore directors are set out below. All directors are South African, except where otherwise specified.

| **Executive directors** | |
|---|---|
| **Erasmus Jacobus Myburgh** | Chief Executive Officer (designate) |
| **Age** | 47 |
| **Business address** | Kumba Iron Ore Head Office<br>Roger Dyason Road, Pretoria West |
| **Qualifications** | BEng (Elec), BSc (Hons) (Energy studies), MBA |
| **Experience** | Ras was appointed General Manager of SIOC as from February 2006. Ras's previous positions in Kumba Resources were General Manager responsible for transformation and empowerment and Managing Director of Kumba Resources' coal division. Ras chaired the boards of two Kumba Resources' subsidiaries and has served on the board of SIOC since June 2004. Prior to joining Kumba Resources, Ras was engineering services manager at Iscor Mining and, before that, he was employed by Eskom as Engineering Manager at the Matimba power station and as Power Station Manager at the Drakensberg Pumped Storage Scheme. |
| **Vincent Patrick Uren** | Chief Financial Officer (designate) |
| **Age** | 45 |
| **Business address** | 44 Main Street, Johannesburg |
| **Qualifications** | B Comm, CTA, CA(SA) |
| **Experience** | Vincent has been employed by the Anglo American plc group since 1989. Having spent some 17 years in the Corporate Finance Department in the Anglo American plc group, currently in the position of Senior Vice-President, Vincent has been involved in a number of diverse, complex and high level transactions, both locally and internationally. |

| Non-executive directors | |
|---|---|
| **Polelo Lazarus Zim** | *Chairman* |
| **Age** | 45 |
| **Business address** | 44 Main Street, Johannesburg |
| **Qualifications** | BComm, BComm (Hons), MCom, DCom(hc) |
| **Experience** | Lazarus was, until recently, Chief Executive Officer of Anglo American South Africa Limited and Chairman of Anglo Operations Limited. Lazarus is President of the Chamber of Mines and serves on the boards of Anglo American South Africa Limited, Mondi SA Limited, Sanlam Limited and Telkom SA Limited. Lazarus is former Chief Executive Officer of M-Net Supersport and former Managing Director of MTN International Limited. |
| **Philip Michael Baum** | Non-executive director |
| **Age** | 51 |
| **Business address** | 44 Main Street, Johannesburg |
| **Qualifications** | BComm, LLB, Higher Diploma in Tax Law |
| **Experience** | Philip is Chairman and Chief Executive Officer of Anglo American plc's Ferrous Metals and Industries Division as well as acting Chief Executive Officer of Anglo American South Africa Limited. Philip joined Anglo American Corporation of South Africa Limited in 1979. In 1991 Philip was appointed an alternate director and in 1997 an Executive Director of Anglo American Corporation of South Africa Limited. From 1996 to 2001 he was the Chief Executive of Anglo American Corporation Zimbabwe Limited. In March 2001, Philip was appointed Chief Operating Officer of Anglo American Corporation of South Africa Limited. Philip was appointed as Chief Executive Officer of Anglo American's Ferrous Metals and Industries Division in October 2003 and became Chairman of that division and a member of Anglo American plc's Executive Board in January 2006. |
| **Gert Stephanus Gouws** | Non-executive director |
| **Age** | 47 |
| **Business address** | 19 Fredman Drive, Sandton |
| **Qualifications** | BComm (Law), BComm (Hons), CA(SA), FCMA(UK) |
| **Experience** | Gert is Chief Financial Officer of the IDC. After completing his auditing articles at PricewaterhouseCoopers, he joined the IDC in 1983. Gert was General Manager: Finance from January 1997 and became Chief Financial Officer of the IDC in February 1999. Between September 2003 and February 2005 he served as Chief Operating Officer of the IDC and was re-appointed as Chief Financial Officer in March 2005. Gert is an alternate director of the IDC and serves as a director of various companies including Umicore Autocat SA (Chairman), Algorax (Chairman), Hernic Ferrechrome (Proprietary) Limited and The Export-Import Finance Corporation of South Africa. |
| **Peter Bambatha Matlare** | Independent non-executive director |
| **Age** | 46 |
| **Business address** | Vodacom Boulevard<br>Vodavalley, Midrand |
| **Qualifications** | BSc(Hons) Political Science, Masters (Southern African Studies) |
| **Experience** | Peter is presently Commercial Director of Vodacom South Africa. Peter started in 1996 with Primedia Limited as Director: Strategic Planning. Peter was appointed as Chief Executive Officer of Primedia Broadcasting & Entertainment in 1998 and Chief Operating Officer of Primedia Limited in 2000. From 2001 to 2005 Peter was Group Chief Executive officer of the SABC before being appointed at Vodacom in his present position. |

| | |
|---|---|
| **Allen John Morgan** | Independent non-executive director |
| **Age** | 59 |
| **Business address** | 5 Triplets Way<br>Erinvale, Somerset West |
| **Qualifications** | BSc BEng (Electrical), Pr Eng |
| **Experience** | Allen commenced his career as an electrical engineer with Eskom in 1971. Allen was promoted to Regional Manager Eskom: Orange Free State in 1986. In 1988 Allen was appointed Distribution Division Manager and in the same year he was promoted to Deputy General Manager: Distribution and Marketing. Allen was appointed to Eskom's board in 1992 and served as Executive Director: Marketing and Electrification, Executive Director sales and customer service and Eskom Chief Executive (1994–2000). Allen is currently the non-executive Chairman of Kumba Resources. |
| **Nkosana Donald Moyo** | Independent non-executive director |
| **Nationality** | Zimbabwean |
| **Age** | 54 |
| **Business address** | Actis<br>2 More London<br>Riverside, London |
| **Qualifications** | PhD (Physics), MBA |
| **Experience** | Nkosana is the Managing Partner Africa, of Actis Capital LLP. Among the highlights in Nkosana's career are the following positions: Senior adviser to the International Finance Corporation (2001–2003); Managing Director of Batanai Capital Finance (1997–2000); Managing Director of Standard Chartered Bank, Tanzania (1995–1996); Africa Regional Head – Corporate Banking – Standard Chartered Bank, London (1993–1995). Prior to joining the World Bank in May 2001, Nkosana was the Minister of Industry and International Trade in Zimbabwe. |
| **Dolly Doreen Mokgatle** | Independent non-executive director |
| **Age** | 50 |
| **Business address** | Block G<br>Metropolitan Office Park<br>Wessel Road, Rivonia |
| **Qualifications** | BProc LLB, Higher Diploma in Tax Law |
| **Experience** | Dolly started her career as an attorney with Cheadle, Thompson & Haysem, specialising in the field of human rights law. Dolly also practiced in this field of law at the Legal Education Centre of the Black Lawyers' Association. In 1987 Dolly joined Eskom as legal adviser and was later promoted to Executive Director in the Growth and Development division in 1997. After acting as Executive Director: Corporate Affairs, Dolly was appointed in 2000 as Managing Director of the transmission division of Eskom. In 2003 Dolly was appointed as Chief Executive Officer of Spoornet. Dolly is currently an Executive Director of Peotona Capital (Proprietary) Limited. Dolly is also non-executive Chairman of EDI Holdings (Proprietary) Limited and the Deputy Chairman of the National Energy Regulator of South Africa. |

Details of the other directorships held by the directors of Kumba Iron Ore are set out in Appendix 7 to this pre-listing statement.

The above directors, including the non-executive Chairman, will stand down and offer themselves for re-election at the next annual general meeting of Kumba Iron Ore in terms of the articles.

## 6.2 Directors' declarations

None of the directors of Kumba Iron Ore have:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of compromise with their creditors;
- ever been found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- ever been involved in any receiverships, compulsory liquidations or creditors voluntary liquidations;
- ever been barred from entry into a profession or occupation; or
- ever been convicted in any jurisdiction of any criminal offence.

All the directors have submitted completed director's declarations in compliance with Schedule 21 of the Listings Requirements.

### 6.3 Directors' service contracts and restraint of trade payments

The directors are appointed either by a resolution of the board (to fill casual vacancies) or elected at the annual general meeting of the Company. A letter of appointment is usually written to the new director evidencing such appointment.

The executive directors of Kumba Iron Ore are subject to a six-month notice period in terms of their service contracts. The non-executive directors of Kumba Iron Ore are not bound by service contracts.

There are no restraint of trade payments associated with the service contracts.

The relevant provisions of the articles concerning the terms of office, remuneration and other benefits of the non-executive directors are set out in Appendix 8 to this pre-listing statement.

### 6.4 Senior management

The full names, ages, business addresses, qualifications and experience of the Kumba Iron Ore senior management are set out below. All senior managers are South African.

| **Senior management** | |
|---|---|
| **Peet Kotze** | General Manager, Sishen mine |
| **Age** | 49 |
| **Business address** | Sishen mine<br>Sishen |
| **Qualifications** | B Comm (Hons), BSc (Hons), MBA |
| **Experience** | Peet has been employed by Kumba Resources since 1987. In this time, Peet has served as the Mine Manager of the Leeuwpan Coal Mine and the Thabazimbi mine as well as the General Manager of the Sishen mine. |
| **Francois Louw** | General Manager, Commercial (designate) |
| **Age** | 46 |
| **Business address** | Kumba Iron Ore Head Office, Roger Dyason Road, Pretoria West |
| **Qualifications** | BEng (Mech), MBA |
| **Experience** | Francois has experience in various operational and engineering roles in Kumba Resources' Heavy Minerals and Coal Divisions. Francois was appointed in 2001 as General Manager: Operations at Ticor South Africa. In 2002, Francois was appointed as Manager: Strategic Projects in Kumba Resources iron ore business and in 2005 he was appointed as Project Director: Northern Cape Projects of Kumba Iron Ore. |
| **Christo van Loggerenberg** | General Manager, Projects and Technology (designate) |
| **Age** | 48 |
| **Business address** | Kumba Iron Ore Head Office, Roger Dyason Road, Pretoria West |
| **Qualifications** | B Eng (Hons) (Metallurgy), (MBA) |
| **Experience** | Christo was appointed as General Manager: Projects and Technology (designate) as from May 2006. His previous position in Kumba Resources was Manager: Business Development Iron Ore. Prior to joining Kumba Resources, Christo was employed as Manager: Metallurgy at Iscor Mining and various other engineering and operational positions in the Coal division of Iscor Mining. |
| **Fergus Conan Salvador Marupen** | General Manager, Human Resources (designate) |
| **Age** | 41 |
| **Business address** | Kumba Iron Ore Head Office, Roger Dyason Road, Pretoria West |
| **Qualifications** | BA (Hons), B Ed, H Dip HRM, MBA |
| **Experience** | Fergus was appointed as General Manager Human Resources (designate) as from March 2006. In his previous position as General Manager: Human Resources at Kumba Resources, he performed the strategic Human Resources functions, reporting directly to the Chief Executive. Prior experience includes positions of Assistant General Manager: Human Resources, Manager: Human Resources, Heavy Minerals/Ticor and also at Iscor Quarries. |

| | |
|---|---|
| **Aart van den Brink** | Mine Manager, Thabazimbi mine |
| **Age** | 44 |
| **Business address** | Thabazimbi mine, Thabazimbi |
| **Qualifications** | M.Ing (Mining) |
| **Experience** | Aart has been employed by Kumba Resources since 1989. He has extensive experience in underground as well as open cast mining and he was appointed as mine manager, Thabazimbi mine in 2006. |

## 6.5 Senior management declarations

None of the senior management of Kumba Iron Ore have:

- ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;
- ever been declared bankrupt or sequestrated in any jurisdiction;
- at any time been a party to a scheme of arrangement or made any other form of compromise with their creditors;
- ever been found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- ever been involved in any receiverships, compulsory liquidations or creditors voluntary liquidations;
- ever been barred from entry into a profession or occupation; or
- ever been convicted in any jurisdiction of any criminal offence.

## 6.6 Qualification, borrowing powers, appointment and remuneration of directors

### 6.6.1 Extracts from the articles relating to directors

The relevant provisions of the articles concerning the qualification, remuneration, borrowing powers and appointment of the directors are set out in Appendix 8 to this pre-listing statement.

### 6.6.2 Borrowing powers

The directors' borrowing powers have not been exceeded during the past three years and may only be varied by way of a special resolution passed by the Kumba Iron Ore shareholders in a general meeting.

### 6.6.3 Directors' emoluments

The remuneration of the executive directors of the Company will commence from the date of listing. On an annualised basis, the proposed remuneration and benefits excluding bonuses that will be paid to the Kumba Iron Ore directors referred to in paragraph 6.1 above is set out below:

| 2006 | Salary R'000 | Company contributions R'000 | Total R'000 |
|---|---|---|---|
| **Executive directors*** | | | |
| E J Myburgh+ | 2 354 | 267 | 2 621 |
| V P Uren | 2 150 | 235 | 2 385 |
| **Non-executive directors**** | | | |
| P L Zim | 240 | – | 240 |
| A J Morgan | 120 | – | 120 |
| P M Baum | 120 | – | 120 |
| G S Gouws | 120 | – | 120 |
| P B Matlare | 120 | – | 120 |
| N D Moyo | 120 | – | 120 |
| D D Mokgatle | 120 | – | 120 |
| **Total directors** | **5 494** | **502** | **5 996** |

* Executive directors' salary and company contributions only

** Non-executive directors' fees only

\+ On 19 January 2005, the Kumba Resources board implemented an incentive plan in terms of which certain employees would receive an incentive payment for designing and implementing an empowerment transaction which achieved certain objectives. The maximum amount payable to E J Myburgh, executive director of Kumba Iron Ore in terms of this plan amounts to R704 000

Annual adjustments, if any, will take place on 1 January.

The proposed fees for the members of the board committees of Kumba Iron Ore are set out below:

| Board committee | R'000 |
|---|---|
| **Audit and Risk Management Committee** | |
| G S Gouws (Chairman) | 90 |
| D D Mokgatle | 45 |
| N D Moyo | 45 |
| **Human Resources, Remuneration and Nominations Committee** | |
| P B Matlare (Chairman) | 70 |
| A J Morgan | 30 |
| P M Baum | 30 |
| P L Zim | 30 |
| **Safety and Sustainable Development Committee** | |
| D D Mokgatle (Chairman) | 70 |
| A J Morgan | 35 |
| P B Matlare | 35 |

No fees have been paid, accrued or proposed to be paid by Kumba Iron Ore to any third party *in lieu* of directors' fees. No payment has been made to any director in the three years preceding the date of issue of this pre-listing statement as an inducement to become a director.

There will be no change in the remuneration of any of the directors as a consequence of the Kumba Iron Ore listing.

Short-term incentives for the executive directors of Kumba Iron Ore will be recommended by the Human Resources, Remuneration and Nomination Committee and approved by the board.

## 6.7 Directors' interests

### 6.7.1 Directors' interests in Kumba Iron Ore shares

None of the Kumba Iron Ore directors had a direct or indirect, beneficial or non-beneficial interest in Kumba Iron Ore post the unbundling, at the last practicable date.

### 6.7.2 Kumba Resources Scheme

At the last practicable date, Mr E J Myburgh had the following interests in the Kumba Resources Scheme:

| Name | Options held at the last practicable date | Exercise price R | Expiry date |
|---|---|---|---|
| E J Myburgh | 27 020 | 9,55 | 2007/11/04 |
| | 126 000 | 25,85 | 2008/12/03 |
| | 26 730 | 32,80 | 2009/11/01 |
| | 32 820 | 38,30 | 2011/03/16 |
| **Total** | **212 570** | | |

### 6.7.3 Directors' interests in transactions

The directors of Kumba Iron Ore had no personal beneficial and/or non-beneficial direct and/or indirect interests in any unusual or material transactions entered into by Kumba Iron Ore during the current or immediately preceding financial year or during an earlier year and which remain in any respect outstanding or unperformed.

## 7. SIOC SHAREHOLDERS' AGREEMENT

The salient features of the SIOC shareholders' agreement are set out in Appendix 14 to this pre-listing statement.

### 7.1 SIOC shareholders' agreement

The SIOC shareholders' agreement contains certain provisions governing the relationship between the SIOC shareholders, being Kumba Iron Ore, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV.

### 7.2 SIOC voting pool agreement

In terms of the SIOC voting pool agreement, Exxaro, the SIOC ESPS Trust and the SIOC Community Development SPV have agreed to a voting pool arrangement in respect of any special resolutions proposed by SIOC.

### 7.3 Voting agreement in respect of Kumba Iron Ore

In terms of the voting agreement in respect of Kumba Iron Ore, ASAC has undertaken not to vote in favour of certain resolutions in respect of SIOC without the written approval of Exxaro. The resolutions requiring Exxaro's consent relate to:

- disposals of the Sishen Complex by SIOC constituting Category 1 transactions under the Listings Requirements;
- increases, alterations and reductions in SIOC's share capital; and
- the issue of capitalisation or bonus shares or convertible debentures in SIOC.

## 8. MATERIAL TRANSACTIONS AND CONTRACTS

Save for the agreements in respect of the Kumba Resources empowerment transaction to which Kumba Iron Ore is a party, Kumba Iron Ore has not entered into any material contracts, other than in the ordinary course of business, within the two years preceding the last practicable date or before that date and which remain outstanding in any respect.

The material contracts of Kumba Resources, within the two years preceding the last practicable date or before that date and which remain outstanding in any respect are detailed in the Kumba Resources circular and the Kumba Resources revised listing particulars. This includes the agreements in respect of the Kumba Resources empowerment transaction.

## 9. LITIGATION STATEMENT

In 1998, Downs Holdings BV ("DHBV"), a subsidiary of Kumba International BV, formed a joint venture with Hancock Prospecting (Proprietary) Limited ("Hancock"). The objective was to complete a feasibilty study and, if bankable, develop an iron ore mine (the "Hope Downs project") in the Pilbara region of Western Australia. The joint venture contract included a provision that, in the event of a change in control of DHBV, Hancock would, under certain circumstances, have the right to acquire DHBV's share in the Hope Downs project at an agreed value. During 2003, Hancock gave notice that it intended to purchase DHBV's share in the Hope Downs project and the intended action by Hancock was eventually placed under arbitration in Australia. DHBV did not prevail in the arbitration and subsequently entered into an agreement with Hancock to sell its share in the Hope Downs project for A$231million. The proceeds from the sale of DHBV's share were recognised as a receipt of R1 163 million in the financial statements of Kumba Resources for the year ended 31 December 2005.

Other than the above legal proceedings, no other litigation or arbitration of substance took place during the 12 months preceeding the date of this pre-listing statement that may have or has had a material effect on the Group's financial position.

## 10. CORPORATE GOVERNANCE

Kumba Iron Ore is committed to the principles of openness, integrity and accountability in its dealings with all stakeholders and supports the Code of Corporate Practices and Conduct as recommended by the King II Report on Corporate Governance. Extracts of the corporate governance policies adopted by Kumba Iron Ore are set out in Appendix 12 to this pre-listing statement.

## 11. EXCHANGE CONTROL CONSIDERATIONS

The following guidelines are not a comprehensive statement of the Exchange Control Regulations and merely reflect Kumba Iron Ore's understanding of the Exchange Control Regulations at the date of this pre-listing statement. Kumba Iron Ore shareholders who have any doubt as to the action they must take, should consult their professional advisers.

In the case of Kumba Resources shareholders whose registered addresses are outside the common monetary area, the following will apply in respect of the unbundling:

### 11.1 Emigrants from the common monetary area

Share certificates in respect of the Kumba Iron Ore distribution shares issued to any emigrant Kumba Resources shareholders in terms of the unbundling will be endorsed restrictively and deposited with the authorised dealer controlling such emigrants' blocked assets. In terms of the Exchange Control Regulations, such Kumba Iron Ore distribution shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor in respect of dematerialised shareholders.

In terms of the Exchange Control Regulations, dividends and residual payments based on the emigrant's shares controlled in terms of the Exchange Control Regulations will be forwarded to the Authorised Dealer in Foreign Exchange controlling their blocked assets.

### 11.2 All other non-residents of the common monetary area

Non-resident Kumba Resources shareholders whose documents of title are endorsed "non-resident" will receive share certificates in respect of Kumba Iron Ore distribution shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor in respect of dematerialised shareholders.

## 12. PROMOTERS

Kumba Iron Ore has not entered into any promoters' agreements during the three years preceding the date of issue of this pre-listing statement. Accordingly, there were no payments made to promoters within the three years prior to the last practicable date nor are there any promoters' interests in securities of Kumba Iron Ore.

## 13. DIRECTORS' RESPONSIBILITY STATEMENT

The current directors of Kumba Iron Ore, whose names are given in paragraph 6 above, collectively and individually:

**13.1** accept full responsibility for the accuracy of the information given in this pre-listing statement;

**13.2** certify that, to the best of their knowledge and belief, there are no facts or circumstances, the omission of which would render any statement in this pre-listing statement false or misleading, that they have made all reasonable enquiries to ascertain such facts and that this pre-listing statement contains all information required by law and the Listings Requirements.

## 14. EXPERTS' CONSENTS

**14.1** The sponsor, attorneys, transfer secretaries, independent technical adviser, commercial banker and independent reporting accountants and auditors, whose names are included in this pre-listing statement, have consented in writing to act in the capacities stated and to their names being stated in this pre-listing statement and have not withdrawn their consents prior to the publication of this pre-listing statement.

**14.2** Deloitte & Touche, the reporting accountants whose name appears on the inside front cover of this pre-listing statement, has consented to the inclusion of its report in this pre-listing statement.

**14.3** Steffen, Robertson and Kirsten Consulting (South Africa) (Proprietary) Limited, the independent technical adviser whose name appears on the inside front cover of this pre-listing statement, has consented to the inclusion of its Competent Persons' Report in this pre-listing statement.

These consent letters are available for inspection in terms of paragraph 16 below.

## 15. COSTS AND ISSUE EXPENSES

Kumba Iron Ore expects to pay costs in relation to the unbundling and listing of Kumba Iron Ore as well as professional fees relating to the Kumba Resources empowerment transaction of approximately R45 million. These costs are included in the estimated R109 million cost of the Kumba Resources empowerment transaction, as included in the Kumba Resources circular. The details are as follows :

| Service provider | Work performed | Estimated cost R'000 |
|---|---|---|
| **Consulting fees and due diligence** | | |
| SRK Consulting | CPR | 4 868 |
| Rand Merchant Bank | Advisory work | 13 825 |
| KPMG | Due diligence | 617 |
| Deloitte & Touche | Reporting accountant and due diligence fees | 875 |
| CRA International | Competition analysis | 1 557 |
| Citigroup | Independent financial adviser | 3 000 |
| Ince (Pty) Ltd | Printing of circulars | 3 000 |
| Various parties | Various | 763 |
| | | **28 505** |
| **Debt-related fees** | | |
| Nedbank and RMB | Loan raising fees | **9 843** |
| **Legal fees** | | |
| Webber Wentzel Bowens | Legal fees | 2 278 |
| Deneys Reitz Attorneys | Legal fees | 2 096 |
| CLS | Legal fees | 1 420 |
| Linklaters | Legal fees | 675 |
| Various other parties | Legal fees | 570 |
| | | **7 039** |
| **Total** | | **45 387** |

## 16. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by Kumba Iron Ore ordinary shareholders from Monday, 9 October 2006 to Thursday, 2 November 2006 during normal business hours on business days, at the registered office of Kumba Iron Ore:

**16.1** the memoranda and articles of Kumba Iron Ore and of its material subsidiaries;

**16.2** the historical *pro forma* reviewed financial information for the Kumba Iron Ore group for the six months ended 30 June 2006;

**16.3** the historical *pro forma* audited financial statements for the Kumba Iron Ore group for the 12 months ended 31 December 2005, reviewed *pro forma* historical financial information for the 18 months ended 31 December 2004 and the 12 months ended 30 June 2003;

**16.4** the independent reporting accountants' report on the historical *pro forma* audited and reviewed *pro forma* financial information of Kumba Iron Ore as reproduced in Appendix 4 to this pre-listing statement;

**16.5** a summary of the directors' service contracts referred to in paragraph 6.3 above;

**16.6** the Kumba Resources empowerment transaction agreements pertaining to Kumba Iron Ore;

**16.7** the full rules of the Plans, the Kumba Iron Ore Scheme and the SIOC ESPS;

**16.8** the Kumba Iron Ore Competent Persons' Report;

**16.9** the consent letters from the sponsor, attorneys, transfer secretaries, independent technical adviser, commercial banker and independent reporting accountants and auditors, whose names appear on the inside front cover of this pre-listing statement; and

**16.10** a signed copy of this pre-listing statement.

By order of the Kumba Iron Ore board

**E J Myburgh**
*Chief Executive Officer (Designate)*

Pretoria
9 October 2006

**P L Zim**
*Chairman*

Johannesburg

Roger Dyason Road
Pretoria West 0183
(PO Box 9229, Pretoria, 0001)

# HISTORICAL *PRO FORMA* FINANCIAL INFORMATION FOR THE KUMBA IRON ORE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2006

## KUMBA IRON ORE GROUP INCOME STATEMENT

| | Notes | Reviewed 6 months Ended 30 June 2006 R'm |
|---|---|---|
| **Revenue** | | **3 846** |
| Operating expenses | 2. | 1 911 |
| **Net operating profit** | | **1 935** |
| Interest income | 3. | 69 |
| Interest expense | 3. | 94 |
| **Profit before taxation** | | **1 910** |
| Taxation | 4. | 481 |
| **Profit for the period** | | **1 429** |

| | |
|---|---|
| **Reconciliation of headline earnings** | |
| Net profit as above | 1 429 |
| *Adjusted for:* | |
| Net deficit on disposal or scrapping of property, plant and equipment and reconditionable spares usage | 3 |
| Taxation on disposal of property, plant and equipment | (1) |
| **Headline earnings** | **1 431** |

## KUMBA IRON ORE GROUP BALANCE SHEET

| | Notes | Reviewed 30 June 2006 R'm |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | | |
| Property, plant and equipment | | 2 763 |
| Loan to holding company | 5. | 1 438 |
| Financial assets | 6. | 135 |
| Deferred taxation | | 5 |
| Total non-current assets | | 4 341 |
| **Current assets** | | |
| Inventories | 7. | 624 |
| Trade and other receivables | 8. | 1 254 |
| Cash and cash equivalents | | 332 |
| Total current assets | | 2 210 |
| **Total assets** | | **6 551** |
| **EQUITY AND LIABILITIES** | | |
| **Capital and reserves** | | |
| Share capital | 9. | – |
| Share premium | 9. | – |
| Non-distributable reserves | | 13 |
| Retained income | | 4 600 |
| Total shareholders' equity | | 4 613 |
| **Non current liabilities** | | |
| Interest-bearing borrowings | 10. | 111 |
| Non-current provisions | 11. | 147 |
| Deferred taxation | | 561 |
| Total non-current liabilities | | 819 |
| **Current liabilities** | | |
| Trade and other payables | 12. | 459 |
| Interest-bearing borrowings | 10. | 99 |
| Taxation | | 561 |
| Total current liabilities | | 1 119 |
| **Total equity and liabilities** | | **6 551** |
| **Net debt** | | **(1 560)** |

## KUMBA IRON ORE GROUP STATEMENT OF CHANGES IN EQUITY

| | | Non-distributable reserve | | | | |
|---|---|---|---|---|---|---|
| | Share capital R'm | Insurance reserve R'm | Foreign currency translation R'm | Financial instruments revaluation R'm | Retained income R'm | Total R'm |
| **Balance at 1 January 2006** | – | 1 | (167) | (8) | 3 722 | 3 548 |
| Financial instrument recognised in equity | – | – | – | 6 | – | 6 |
| Currency translation differences | – | – | 173 | | – | 173 |
| Move to retained earnings | – | – | – | 8 | – | 8 |
| Net losses not recognised in income statement | – | – | 173 | 14 | – | 187 |
| Net profit | – | – | – | – | 1 429 | 1 429 |
| Dividend paid | – | – | – | – | (551) | (551) |
| **Balance at 30 June 2006** | – | 1 | 6 | 6 | 4 600 | 4 613 |

## KUMBA IRON ORE GROUP CASH FLOW STATEMENT

| | Notes | Reviewed 6 months Ended 30 June 2006 R'm |
|---|---|---|
| **Operating activities** | | |
| Cash generated from operations | 13.1 | 1 707 |
| Net financing costs | 13.2 | (17) |
| Dividend paid | 13.3 | (551) |
| Taxation paid | 13.4 | (710) |
| **Cash inflow from operating activities** | | **429** |
| **Investing activities** | | |
| Investment to maintain operations | 13.5 | (75) |
| *Investment to expand operations* | | (414) |
| Foreign currency translation reserve | 13.6 | 60 |
| **Cash outflow from investing activities** | | **(429)** |
| **Financing activities** | | |
| Non-current interest-bearing borrowings raised | | 78 |
| Current interest-bearing borrowings repaid | | (337) |
| **Cash outflow from financing activities** | | **(259)** |
| **Net decrease in cash and cash equivalents** | | **(259)** |
| Cash and cash equivalents at beginning of period | | 591 |
| **Cash and cash equivalents at end of period** | | **332** |

## 1. NOTES TO KUMBA IRON ORE GROUP FINANCIAL STATEMENTS

### Basis of preparation

The interim financial results are prepared in accordance with International Accounting Standards 34 on Interim Financial Reporting and should be read in conjunction with the *pro forma* historic financial statements, included in Appendix 3 to the pre-listing statement. The group financial results have been prepared on the historical cost basis excluding financial instruments which are fair valued, and conform to South African Statements of General Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the *pro forma* historic financial statements, included in Appendix 3.

### Accounting for arrangements that contain a lease

In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition and classification as a finance or operating lease, and measured and accounted for accordingly. The result is the recognition of a finance lease where Kumba Iron Ore is the lessor. The finance lease relates to the funding of property plant and equipment by Mittal Steel to Thabazimbi mine.

| | R'm |
|---|---|
| *Income statement impact* | |
| Decrease in turnover | 39 |
| Decrease in depreciation | 39 |
| *Balance sheet impact* | |
| Decrease in property plant and equipment | 385 |
| Decrease in long-term payable – Mittal Steel | 460 |
| Increase in trade and other payables | 75 |

### Related party transactions

During the period under review the Company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

### Listings Requirements

The interim announcement has been prepared in accordance with the Listings Requirements.

### Corporate Governance

The Group complies with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

| | Reviewed 6 months Ended 30 June 2006 R'm |
|---|---|
| **2. OPERATING EXPENSES** | |
| ***Costs by type*** | |
| Raw materials and consumables | 265 |
| Staff costs | 348 |
| – salaries and wages | 309 |
| – termination benefits | 1 |
| – pension and medical costs | 38 |
| General charges | 323 |
| Energy | 25 |
| Railage and transport | 539 |
| Repairs and maintenance | 187 |
| Depreciation | 138 |
| Cost recovered | 147 |
| Movements in inventories | (58) |
| Sub-lease rent received | (3) |
| | 1 911 |
| **Costs by function** | |
| Cost of goods sold | 1 350 |
| Selling and distribution costs | 564 |
| Sub-lease rent received | (3) |
| | 1 911 |
| The above costs are stated after including: | |
| Depreciation | 138 |
| – residential land and buildings | 1 |
| – buildings and infrastructure | 4 |
| – machinery, plant and equipment | 111 |
| – site preparation, mining development exploration and rehabilitation | 10 |
| – mineral properties | 12 |
| Reconditionable spares usage | 2 |
| Consultancy fees | 13 |
| Operating lease rentals expenses | 40 |
| – property | 1 |
| – equipment | 39 |
| Operating sub-lease property rent received | (3) |
| Net profit on disposal of property, plant and equipment | 1 |
| Auditors' remuneration – Audit fees | 2 |
| Fair value gains adjustment on financial assets and liabilities | (12) |
| Net realised gains on currency exchange differences | (137) |
| Net unrealised losses on currency exchange differences | 15 |
| Net realised losses on the revaluation of derivative instruments | 102 |
| Net unrealised gains on the revaluation of derivative instruments | 68 |

| | Reviewed 6 months Ended 30 June 2006 R'm |
|---|---|
| **3. NET FINANCING COSTS** | |
| Interest expense and loan costs | 86 |
| Interest income | (69) |
| Net interest expense | 17 |
| Interest adjustment on non-current provisions | 8 |
| | 25 |
| **4. TAXATION** | |
| South African normal taxation | |
| – current | 479 |
| – deferred | 2 |
| | 481 |
| **5. LOAN TO HOLDING COMPANY** | |
| Loan to Kumba Resources | 1 438 |

The loan to the holding company Kumba Resources carries interest at market rate, with no fixed repayment terms.

| | |
|---|---|
| **6. FINANCIAL ASSETS** | |
| Environmental Rehabilitation Trust Fund | 129 |
| Long-term receivables | 6 |
| | 135 |
| **Maturity profile of financial assets** | |
| 1 – 2 years | 6 |
| >5 years | 129 |
| | 135 |
| **7. INVENTORIES** | |
| At cost: | |
| Finished products | 171 |
| Work-in-progress | 355 |
| Plant spares and stores | 98 |
| | 624 |
| **8. TRADE AND OTHER RECEIVABLES** | |
| Trade receivables | 1 220 |
| Other receivables | 26 |
| Derivative instruments | 8 |
| | 1 254 |
| **9. SHARE CAPITAL AND SHARE PREMIUM** | |
| *Authorised* | |
| 1 000 ordinary shares of R1 each | – |
| *Issued* | |
| 100 ordinary shares of R1 each | – |
| Share premium | – |

| | Reviewed 6 months Ended 30 June 2006 R'm |
|---|---|
| **10. INTEREST-BEARING BORROWINGS** | |
| Summary of loans by financial year of redemption | |
| – 2006 | 99 |
| – 2007 | 53 |
| – 2008 | 58 |
| Total interest-bearing borrowings | 210 |
| Portion included in current liabilities | (99) |
| Total non-current portion of interest-bearing borrowings | 111 |
| **11. NON-CURRENT PROVISIONS** | |
| ***Environmental provision*** | |
| At the beginning of the period | 102 |
| Interest adjustment | 9 |
| Environmental provision at the end of the period | 111 |
| ***Decommissioning provision*** | |
| At the beginning of the period | 34 |
| Charged to the income statement | 3 |
| Interest adjustment | (1) |
| Decommissioning provision at the end of the period | 36 |
| Total non-current provisions | 147 |
| Environmental rehabilitation | 111 |
| Decommissioning | 36 |
| **12. TRADE AND OTHER PAYABLES** | |
| Trade payables | 236 |
| Other payables | 75 |
| Leave pay accrual | 77 |
| Derivative instruments | 71 |
| | 459 |
| **13. NOTES TO THE CASH FLOW STATEMENTS** | |
| **13.1 Cash generated from operations** | |
| Net operating profit | 1 935 |
| Adjusted for non-cash movements | |
| – depreciation | 137 |
| – net deficit on disposal/scrapping of asset | 1 |
| – foreign currency revaluations and fair value adjustments | 71 |
| – reconditionable spares usage | 2 |
| Working capital movements | (439) |
| – increase in inventories | (111) |
| – increase in trade and other receivables | (261) |
| – increase in financial assets | 10 |
| – decrease in trade and other payables | (77) |
| | 1 707 |

| | Reviewed 6 months Ended 30 June 2006 R'm |
|---|---|
| **13.2 Net financing costs** | |
| Net financing costs as per the income statement | (25) |
| Interest adjustment to environment rehabilitation provision | 8 |
| | (17) |
| **13.3 Dividend paid** | |
| Dividend declared and paid | (551) |
| **13.4 Normal taxation paid** | |
| Amounts unpaid at the beginning of the period | (743) |
| Charge per income statement | (479) |
| Arising on translation of foreign entities | (49) |
| Amounts unpaid at the end of the period | 561 |
| | (710) |
| **13.5 Investment to maintain operations** | |
| Replacement of property, plant and equipment | (71) |
| Reconditionable spares | (4) |
| | (75) |
| **13.6 Foreign currency translation reserve** | |
| Movement for the period | 173 |
| Unrealised gains | (30) |
| Revaluation of net assets | 1 |
| *Less:* Other arising on translation of foreign entities | (84) |
| | 60 |

## 14. CONTINGENT LIABILITIES

Contingent liabilities at balance sheet date, not otherwise provided against in these financial statements, arising from guarantees to third parties by Kumba Resources, guaranteed by Kumba Iron Ore to the holding company.

| | |
|---|---|
| – Operational guarantees | 23 |
| – Banking guarantees | 1 172 |
| – Heavy Mineral completion guarantees | 787 |
| | 1 982 |

**Note:** The banking guarantees and Heavy Mineral completion guarantees will be cancelled at the date of unbundling as part of the unbundling.

## 15. COMMITMENTS

**Capital commitments**

| | |
|---|---|
| Capital expenditure contracted for plant and equipment | 1 129 |
| Capital expenditure authorised for plant and equipment but not contracted | 2 086 |
| Capital expenditure contracted relating to Thabazimbi mine which will be financed by Mittal Steel (South Africa) | 3 |

Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.

# *PRO FORMA* BALANCE SHEET OF KUMBA IRON ORE POST-UNBUNDLING

| | Notes | Pre-unbundling Reviewed 30 June 2006 R'm | Unbundling Reviewed 30 June 2006 R'm | Post-unbundling Reviewed 30 June 2006 R'm |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | | 2 763 | – | 2 763 |
| Financial assets | | 135 | – | 135 |
| Deferred taxation | | 5 | – | 5 |
| Total non-current assets | | 2 903 | – | 2 903 |
| **Current assets** | | | | |
| Inventories | | 624 | – | 624 |
| Trade and other receivables | | 1 254 | – | 1 254 |
| Total current assets | | 1 878 | – | 1 878 |
| **Total assets** | | 4 781 | – | 4 781 |
| **EQUITY AND LIABILITIES** | | | | |
| **Capital and reserves** | | | | |
| Share capital | 1 | – | 3 | 3 |
| Share premium | | – | – | – |
| Non-distributable reserves | | 13 | (3) | 11 |
| Retained income | | 4 600 | (4 454) | 145 |
| Ordinary shareholders' equity | | 4 613 | (4 454) | 159 |
| Minority interest | 2 | – | 54 | 54 |
| Total shareholders' interest | | 4 613 | (4 400) | 213 |
| **Non-current liabilities** | | | | |
| Net debt/(cash) | 3, 4 | (1 560) | 4 400 | 2 840 |
| Non-current provisions | | 147 | – | 147 |
| Deferred taxation | | 561 | – | 561 |
| Total non-current liabilities | | (852) | 4 400 | 3 548 |
| **Current liabilities** | | | | |
| Trade and other payables | | 459 | – | 459 |
| Taxation | | 561 | – | 561 |
| Total current liabilities | | 1 020 | – | 1 020 |
| **Total equity and liabilities** | | 4 781 | – | 4 781 |

**Notes:**

1. Issue of share capital to a maximum of 321 352 801 ordinary shares at 1 cent each, amounting to R3,3 million share capital issued, to facilitate the unbundling dividend *in specie* by Kumba Resources.
2. Accounting for outside shareholders' interest of 26%.
3. Net debt adjustment for offshore structure unbundling at market value and unbundling dividend to Kumba Resources.
4. Loan to holding company (R1 438 million), cash and cash equivalents (R332 million) and interest-bearing borrowings (R210 million) are accounted on a net basis and reported in the balance sheet as net debt/cash.

# HISTORICAL *PRO FORMA* FINANCIAL INFORMATION FOR THE KUMBA IRON ORE GROUP

The audited *pro forma* consolidated financial statements of Kumba Iron Ore for the financial year ended 31 December 2005, and the reviewed *pro forma* consolidated financial information for the 18 months ended 31 December 2004 and the 12 months ended 30 June 2003 are presented below:

## 1. BASIS OF PREPARATION

The basis of preparing the historic financial information relating to Kumba Iron Ore (comprising Kumba Resources iron ore operations) hereafter referred to as Kumba Iron Ore, is set out below:

### General

The *pro forma* consolidated financial statements comply with International Financial Reporting Standards, and schedule 4 of the Companies Act. The Group financial results have been prepared on the historic cost basis excluding financial instruments and biological assets which are fair valued, and conform to South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies have been consistently applied in the financial statements for the 2005, 2004 and 2003 periods under review. The *pro forma* consolidated financial statements were prepared on the basis of Kumba Iron Ore being a wholly-owned subsidiary of Kumba Resources. The share capital, minority interest and net debt of Kumba Iron Ore therefore reflects the *pro forma* pre-unbundling consolidated financial statements of Kumba Iron Ore and does not reflect the share capital, minority interest and net debt of Kumba Iron Ore, post-unbundling.

### Change of year-end

During the 2003 financial year Kumba Iron Ore and its subsidiaries year ends were changed from the 30 June to 31 December to co-incide with the year end of Anglo American plc, resulting in an 18 month period ended 31 December 2004. Consequently, the amounts for corresponding items in the income statement, changes in equity, cash flows and related notes are not comparable.

### Income statement and cash flow statements

The income statement and cash flow statements in respect of Kumba Iron Ore for the year ended 31 December 2005 were extracted from the books and records of Kumba Resources and its subsidiaries.

Further to the above, the taxation expense relating to Kumba Iron Ore for the periods under review has been provided on an appropriate and reasonable basis using the effective rate applied to the Kumba Iron Ore division during the period under review.

Dividends declared by SIOC to the holding company Kumba Iron Ore, do not include secondary tax on companies owing to Kumba Iron Ore's election in terms of section 64B(5)f of the Income Tax Act (1962), as amended.

### Balance sheet

The balance sheet in respect of Kumba Iron Ore for the year ended 31 December 2005 was extracted from the books and records of Kumba Resources and its subsidiaries.

## 2. COMMENTS

**2005 financial period**

- Hope Downs Settlement: A$231.4m (R1 163 million) included in operating results
- Sishen Expansion Project construction started with commissioning targeted for mid-2007 and full production in 2009
- Global crude steel production grows at 7% – 1 131 million tonnes in 2005
- China's iron ore imports soared by 32% to 275 million tonnes during 2005
- Record price settlements for 2005
- Tight supply expected to remain up to 2008 – supports price increases for 2006, 2007. Record production at mines – 31 million tonnes
- Record sales 31.4 million tonnes in 2005 (Exports – 22.2 million tonnes, Domestic – 9.2 million tonnes)
- Turnover increased by 55% from R4 250 million to R6 573 million
- Net operating profit up 379% from R820 million to R3 931 million

**2004 financial period**

- Global steel production surpasses 1 billion tonnes in 2004, growth of 6% per annum since 1999
- China's iron ore imports reach 208 million tonnes in 2004: growth of 31% per annum since 1999
- Record steel prices support higher iron ore prices
- Capacity expansion in iron ore lags current demand
- Strong demand expected to continue
- Record production – 30.4 million tonnes, Sishen mine produces 27.9 million tonnes
- Selective mining yields substantial benefits
- Record sales – 30 million tonnes, Exports – 20.9 million tonnes, Domestic – 9.1 million tonnes
- Record tonnage railed to Saldanha – 22.1 million tonnes
- Strong Rand puts margins under pressure

**2003 financial period**

- Strong international demand driven by China
- Strong domestic sales
- 9% price increase
- Strong Rand puts margins under pressure
- Revenue down 2% from R4 340 to R4 262 million
- Operating profit down 28% from R1 221 million to R883 million

## KUMBA IRON ORE GROUP STATEMENT OF CHANGES IN EQUITY

| | Share capital R'm | Non distributable reserve: Insurance reserve R'm | Non distributable reserve: Foreign currency translation R'm | Non distributable reserve: Financial instruments revaluation R'm | Retained income R'm | Total R'm |
|---|---|---|---|---|---|---|
| **Balance at 1 July 2002** | **–** | **–** | **123** | **24** | **893** | **1 040** |
| Currency translation differences | – | – | (149) | – | (18) | (167) |
| Financial instrument recognised in equity | – | – | – | (22) | – | (22) |
| Net losses not recognised in income statement | – | – | (149) | (22) | (18) | (189) |
| Net profit | – | – | – | – | 590 | 590 |
| Dividend paid | – | – | – | – | (194) | (194) |
| **Balance at 30 June 2003** | **–** | **–** | **(26)** | **2** | **1 271** | **1 247** |
| Currency translation differences | – | – | (154) | – | (20) | (174) |
| Financial instrument recognised in equity | – | – | – | (1) | – | (1) |
| Realised in associate and joint venture | – | – | (13) | – | – | (13) |
| Net losses not recognised in income statement | – | – | (167) | (1) | (20) | (188) |
| Net profit | – | – | – | – | 681 | 681 |
| Dividend paid | – | – | – | – | (131) | (131) |
| Transfer to insurance reserve | – | 1 | – | – | – | 1 |
| **Balance at 31 December 2004** | **–** | **1** | **(193)** | **1** | **1 801** | **1 610** |
| Adjustment to opening balances – decommissioning asset restated | – | – | – | – | 24 | 24 |
| **Adjusted opening balance** | **–** | **1** | **(193)** | **1** | **1 825** | **1 634** |
| Financial instrument recognised in equity | – | – | – | (8) | – | (8) |
| Currency translation differences | – | – | 24 | – | 3 | 27 |
| Move to retained earnings | – | – | – | (1) | – | (1) |
| Disposal of subsidiaries | – | – | 2 | – | – | 2 |
| Net losses not recognised in income statement | – | – | 26 | (9) | 3 | 20 |
| Net profit | – | – | – | – | 2 727 | 2 727 |
| Dividend paid | – | – | – | – | (833) | (833) |
| **Balance at 31 December 2005** | **–** | **1** | **(167)** | **(8)** | **3 722** | **3 548** |

## KUMBA IRON ORE GROUP CASH FLOW STATEMENTS

| | Notes | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|---|
| ***Operating activities*** | | | | |
| Cash generated from operations | 3.19.1 | 2 594 | 1 535 | 1 192 |
| Net financing costs | 3.19.2 | (111) | (288) | (180) |
| Dividend paid | 3.19.3 | (833) | (131) | (194) |
| Taxation paid | 3.19.4 | (445) | (88) | (201) |
| **Cash flow from operating activities** | | **1 205** | **1 028** | **617** |
| **Investing activities** | | | | |
| Investment to maintain operations | 3.19.5 | (129) | (92) | (60) |
| Investment to expand operations | | (273) | (79) | (132) |
| Proceeds/(cash outflow) from disposal of investment | 3.19.6 | 1 163 | (1) | 2 |
| Foreign currency translation reserve | 3.19.7 | 46 | (141) | (110) |
| **Cash flow from/(to) investing activities** | | **807** | **(313)** | **(300)** |
| **Financing activities** | | | | |
| Non-current interest-bearing borrowings (repaid)/raised | | (1 826) | 21 | (28) |
| Current interest-bearing borrowings repaid | | (380) | (278) | (370) |
| **Cash flow from financing activities** | | **(2 206)** | **(257)** | **(398)** |
| **Net (decrease)/increase in cash and cash equivalents** | | **(194)** | **458** | **(81)** |
| Cash and cash equivalents at beginning of period | | 785 | 327 | 408 |
| **Cash and cash equivalents at end of period** | | **591** | **785** | **327** |

## NOTES TO KUMBA IRON ORE GROUP FINANCIAL STATEMENTS

### 3.01 ACCOUNTING POLICIES

**Principal accounting policies**

The principal accounting policies of the Group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the Group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments to fair value. Where comparative financial information is reported, the accounting policies have been applied consistently for all periods. Changes to comparatives are set out in note 3.02.

**Basis of consolidation**

The Group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration in which the Group exercises control over the subsidiary. All inter-company transactions and resulting profits and losses between the Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the Group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the Group.

The Company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that, in substance, are controlled by the Group, are consolidated.

**Goodwill**

Goodwill is reflected at cost less accumulated impairment losses, if any. It represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of that entity at the date of acquisition. Goodwill is assessed for impairment on an annual basis.

The gain or loss on disposal of an entity includes the balance of goodwill relating to the entity.

The excess of the fair value of the net identifiable assets and contingent liabilities of the entity acquired over the cost of acquisition is recognised immediately in profit or loss.

**Investments in associates and joint ventures**

The Company carries its investments in associates and joint ventures at cost less accumulated impairment losses.

An associate is an entity over which the Group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the Group and one or more ventures in terms of a contractual arrangement requiring unanimous consent for strategic financial and operating decisions. It may involve a corporation, partnership or other entity in which the Group has an interest.

Investments in associates and joint ventures are accounted for in the Group financial statements using the equity method for the duration of the period in which the Group has the ability to exercise significant influence. Equity accounted income represents the Group's proportionate share of the profits of these entities and the share of taxation thereon. The retained earnings of an associate, net of any dividends, are classified as distributable reserves.

Where the Group's share of losses of an associate exceed the carrying amount of the associate, the associate is carried at nil. Additional losses are only recognised to the extent that the Group has incurred obligations in respect of the associate.

Investments in joint ventures are accounted for in the Group's financial statements using the proportionate consolidation method.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with Group policies.

Unrealised profits and losses are eliminated.

The Group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unimpaired portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the Group's accounting policy for goodwill.

**Property, plant and equipment**

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned to.

The estimated useful lives of assets and their residual values are re-assessed periodically with any changes in such accounting estimates being adjusted in the financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

| | |
|---|---|
| Buildings and infrastructure (including residential buildings) | 5 – 25 years |
| Mineral properties | 10 – 25 years |
| Fixed plant and equipment | 4 – 25 years |
| Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares | 2 – 25 years |
| Loose tools computer equipment | 5 years |
| Development costs | 5 – 6 years |
| Site preparation, mining development and exploration | 5 – 25 years |

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Directly attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent that these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of Group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised. Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to profit or loss.

**Leased assets**

Leases involving plant and equipment whereby the lessor provides finance to the Group with the asset as security and where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the Group, under which the lessor effectively retains all the risks and benefits of ownership, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

### Research, development and exploration costs

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the Group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

### Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash flows largely independent from those of other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

### Financial instruments

***Measurement***

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

***Investments***

Marketable securities are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in profit or loss.

***Trade and other receivables***

Trade and other receivables originated by the Group are stated at cost less provision for doubtful debts.

***Cash and cash equivalents***

Cash and cash equivalents are measured at fair value.

***Financial liabilities***

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisation, except for derivatives which are subsequently measured at fair value. If a financial liability is designated as a hedged item, it is subject to measurement under hedge accounting provisions.

***Derivative instruments***

Derivative instruments are measured at fair value.

***Gains and losses on subsequent measurement***

- Gains and losses on subsequent measurement are recognised as follows:
- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which they arise.
- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.
- The effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset

or a liability, then the cumulative amounts are recognised in equity or adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.

- When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

**Offset**

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

**Inventories**

Inventories are valued at the lower of cost, determined on the moving average basis, and net realisable value.

The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

**Write-downs**

Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

**Foreign currencies**

***Transactions and balances***

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date.

Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

***Foreign entities***

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- Income, expenditure and cash flow items at weighted average rates for the year.
- Goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholder's equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

***Foreign currency hedges***

Foreign currency hedges are dealt with in the financial instruments accounting policy.

**Revenue recognition**

Revenue, which excludes value added tax and sales between Group companies, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreement.

Revenue from the operation of bulk ships is recognised on the proportionate basis where voyages have not terminated at year-end.

### Interest and dividend income

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividends are recognised when the right to receive payment is established.

### Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risks specific to the liability.

### Decommissioning and Environmental rehabilitation

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the Group's accounting policy for property, plant and equipment.

Annual contributions are made to Kumba Resources Environment Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

### Deferred taxation

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

### Employee benefits

#### *Post-employment benefits*

*Retirement*

The Group provides defined benefit and defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the Group, taking account of the recommendations of independent actuaries. The Group's contribution to the funds is charged to the income statement in the year to which it relates.

The Group is also a participating employer in two closed defined benefit funds for its pensioner members who retired before the unbundling of Kumba Resources from Mittal Steel in 2001. The Group does not however, provide employee benefits in defined benefit funds for its employees.

Statutory actuarial valuations on the defined benefit plans are performed every three years. Interim valuations are also performed on an annual basis. Valuations are performed on a date which coincides with the balance sheet date. Consideration is given to any event that could impact the funds up to the balance sheet date. The net surplus or deficit in the benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the Group's ability to access the future economic benefit is uncertain. Actuarial losses, if any, are recognised in income as and when they arise.

The Group does not provide guarantees in respect of returns in the defined contribution funds.

### Medical

No contributions are made to the medical aid of retired employees.

### Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on the current cost to the Company.

### Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The Group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

### Equity compensation benefits

Senior management, including executive directors, have been granted share options in the holding company, Kumba Resources. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals the market price on the date preceding the date of the grant.

When the options are exercised they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

The fair value of the options granted to senior management including executive directors, has been determined at grant date using a suitable option pricing model and expensed over the vesting period of the options with the corresponding increase in equity.

### Dividend

Dividends paid are recognised by the Company when the dividend is declared.

These dividends are recorded and disclosed as dividends paid in the statement of changes in equity.

Dividends proposed or declared subsequent to the year-end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

### Secondary tax on companies

Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which they are declared.

### Discontinued operations and non-current assets held for sale

Discontinued operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposable or discontinuance.

The profit or loss on the sale or abandonment of a discontinued operation is determined from the formalised discontinued date.

If the carrying amount of a non-current asset or disposal will be recovered principally through a sale transaction rather than through continuing use, such asset is classified as a non-current asset held for sale and is measured at the lower of carrying amount and fair value less cost to sell.

### Segment reporting

The primary business segments are mining and marketing.

### Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

### Comparatives

The Group changed its year-end from 30 June to 31 December to be in line with its majority shareholder, Anglo American plc, resulting in an 18 months period ended 31 December 2004. Consequently the amounts for corresponding items in the income statement, statement in the changes in equity, cash flow and related notes are not comparable.

### Judgements made by management

The following judgements, apart from those involving estimates (as mentioned below) have been made by management in the process of applying the Group's accounting policies that have the most significant effect on the amounts recognised in the financial statements:

- The identification of special purpose entities controlled by the Group which must be consolidated;
- In applying IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, management had to make judgements as to which non-current assets fall within the scope of the standard and had to be reclassified and measured in terms of IFRS 5;
- In applying IFRS 2, Share-based Payments, management had to make certain judgements in respect of the fair value models to be used in determining the various share-based arrangements in respect of employees, as well as the variable elements used in these models.

### Key assumptions made by management in applying accounting policies

The following key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

- Estimates made in determining the present obligation of environmental and decommissioning provisions, which includes the discount rate used in determining the present value of environmental and decommissioning provisions;
- Estimates made in determining the recoverable amount of assets where there is an indication that an asset may be impaired, this includes the estimation of cash flows and the discount rates used; and
- Estimates made in determining the probability of future taxable income thereby justifying the recognition of a deferred tax asset.

| | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| **3.02 Prior year adjustments and change in accounting policies** | | | |
| ***Accounting for arrangements that contain a lease*** | | | |
| In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition, classification as a finance or operating lease, and measured, and accounted for accordingly. The result is the recognition of a finance lease where Kumba Iron Ore is the lessor. The finance lease relates to the funding of property plant and equipment by Mittal Steel to Thabazimbi mine. | | | |
| *Income statement impact* | | | |
| Decrease in revenue | 66 | 32 | 3 |
| Decrease in depreciation | 66 | 32 | 3 |
| *Balance sheet impact* | | | |
| Decrease in property plant and equipment | 390 | 380 | 215 |
| Decrease in long term payables – Mittal Steel | 472 | 488 | 307 |
| Increase in trade and other payables | 82 | 108 | 92 |
| ***Share-based payments*** | | | |
| As part of the IFRS improvements project Kumba Iron Ore adopted IFRS 2 (Share-based Payments). The adoption of IFRS 2 is made in accordance with the transitional provision of IFRS 2. Comparative figures have been restated. The amount of the adjustments for the current and comparable periods 2004 and 2003, respectively, are as follows: | | | |
| *Income statement impact* | | | |
| – Reduction of profit for the period | 5 | 4 | 1 |
| *Balance sheet impact* | | | |
| – Retained income decrease | 10 | 5 | 1 |
| – Increase in loans from holding company | 10 | 5 | 1 |
| The adjustment has no tax implications. | | | |

***Interest in joint ventures***

Kumba Resources' majority shareholder and parent, Anglo American plc changed its accounting policies to be in line with IFRS with effect 1 January 2005. Anglo American plc elected to account for interests in joint ventures per IAS 31, by applying the proportionate consolidation method. To be consistent with the parent entity's policies Kumba Resources and consequently Kumba Iron Ore changed its accounting policy to the proportionate consolidation method. Prior year figures for 2004 and 2003 have been restated.

| | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| The effect of the change in accounting policy is as follows: | | | |
| *Income statement impact* | | | |
| – Increase in net operating profit | 26 | 20 | 18 |
| – Increase in interest income | 1 | – | – |
| – Decrease in income from equity accounted investments | 27 | 20 | 18 |
| *Balance sheet impact* | | | |
| – Decrease in investments in joint ventures | 38 | 11 | 10 |
| – Increase in property, plant and equipment | 3 | 3 | 3 |
| – Increase in financial assets | 1 | 1 | – |
| – Decrease in trade and other receivables | – | 32 | 7 |
| – Increase in cash and cash equivalents | 63 | 39 | 12 |
| – Increase in trade and other payables | 48 | – | 2 |
| – Decrease in net debt | 63 | 39 | 12 |
| *Cash flow impact* | | | |
| Increase in net cash flows from operating activities | 22 | 29 | 25 |
| Increase in taxation paid | – | 2 | – |
| Increase in financial assets | 1 | – | – |
| Increase in borrowings raised | 1 | – | – |
| Increase in foreign currency translation | 3 | – | – |
| Increase in opening balance of cash and cash equivalents | 39 | 12 | 5 |
| **Insurance captives** | | | |
| During the year the insurance captives relating to the Kumba Iron Ore cell were consolidated within the SIOC. | | | |
| *Income statement impact* | | | |
| – Increase in profit for the period | 8 | 6 | – |
| *Balance sheet impact* | | | |
| – Retained income increase | 14 | 6 | – |
| – Increase in cash and cash equivalents | 20 | 10 | – |
| – Increase in trade and other receivables | – | 5 | – |
| – Increase in trade and other payables | 6 | 8 | – |
| – Increase in non-distributable reserves | – | 1 | – |
| *Cash flow impact* | | | |
| Increase in cash and cash equivalents | 20 | 10 | – |

**Reclassification and presentation**

The Group changed the following accounting policies to be in line with the accounting policies of its holding company, Kumba Resources which changed its accounting policies to be in line with its majority shareholder and parent, Anglo American plc:

The equity accounted investments' recognised profits were previously transferred to a non-distributable reserve (NDR) "Attributable reserves of equity accounted investments". The opening balance of R4 million of this reserve was classified as distributable reserve and transfers to this reserve have ceased.

| | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| **3.03 Operating expenses** | | | |
| ***Costs by type*** | | | |
| Raw materials and consumables | 488 | 626 | 415 |
| Staff costs | 734 | 953 | 566 |
| – salaries and wages | 654 | 852 | 514 |
| – termination benefits, | 3 | – | – |
| – pension and medical costs | 71 | 96 | 51 |
| – Share based payments | 6 | 5 | 1 |
| General charges | 117 | 319 | 102 |
| Net surplus from sale of investment (Hope Downs) | (1 163) | – | – |
| Corporate service fee | 170 | 236 | 220 |
| Impairment (recoupments)/charges | – | (88) | 2 |
| Energy | 52 | 76 | 46 |
| Railage and transport | 1 088 | 1 278 | 942 |
| Repairs and maintenance | 362 | 484 | 395 |
| Depreciation | 297 | 355 | 245 |
| Own work capitalised | (1) | (7) | – |
| Cost recovered | 292 | 359 | 312 |
| Movements in inventories | 211 | 262 | 141 |
| Sub-lease rent received | (5) | (8) | (7) |
| | 2 642 | 4 845 | 3 379 |
| **Costs by function** | | | |
| Cost of goods sold | 2 683 | 3 555 | 2 424 |
| Net surplus from sale of investment (Hope Downs) | (1 163) | – | – |
| Selling and distribution costs | 1 127 | 1 298 | 962 |
| Sub-lease rent received | (5) | (8) | (7) |
| | 2 642 | 4 845 | 3 379 |
| The above costs are stated after including: | | | |
| Depreciation | 297 | 355 | 245 |
| – residential land and buildings | 1 | 3 | 2 |
| – buildings and infrastructure | 10 | 15 | 10 |
| – depreciation on finance leased assets | 1 | 4 | 5 |
| – machinery, plant and equipment | 229 | 261 | 171 |
| – site preparation, mining development exploration and rehabilitation | 31 | 34 | 32 |
| – land and buildings | – | 1 | – |
| – mineral properties | 25 | 37 | 25 |
| Reconditionable spares usage | 4 | 7 | 7 |
| Research and development costs | – | 1 | – |
| Share-based payments | 6 | 5 | 1 |
| Consultancy fees | 10 | 21 | 26 |
| Operating lease rentals expenses | 41 | 39 | 14 |
| – property | 2 | 2 | 1 |
| – equipment | 39 | 37 | 13 |
| Operating sub-lease property rent received | (5) | (8) | (7) |
| Net losses/(profit)on disposal of property, plant and equipment | – | 38 | (10) |
| Net surplus from sale of investment (Hope Downs) | (1 163) | – | – |
| Impairment charges/(recouped) | – | (88) | 2 |
| Auditors' remuneration – Audit fees | 2 | 3 | 2 |
| Net realised losses/(gains) on currency exchange differences | (118) | 167 | 128 |
| Net unrealised losses on currency exchange differences | 18 | 13 | 39 |
| Net realised (gains)/losses on the revaluation of derivative instruments | 48 | (140) | (120) |
| Net unrealised gains on the revaluation of derivative instruments | (7) | (5) | (6) |

| | | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|---|
| **3.04** | **Net financing costs** | | | |
| | Interest expense and loan costs | 260 | 429 | 231 |
| | Interest income | (150) | (141) | (59) |
| | Finance leases | 1 | – | 8 |
| | Net interest expense | 111 | 288 | 180 |
| | Interest adjustment on non-current provisions | 9 | 18 | 6 |
| | | 120 | 306 | 186 |
| **3.05** | **Impairment charges** | | | |
| | Reversal of impairment of shipping asset | – | (90) | – |
| | Impairment of investment in joint venture | – | 2 | 2 |
| | | – | (88) | 2 |
| **3.06** | **Taxation** | | | |
| | South African normal taxation charged to income statement | 1 084 | 202 | 107 |
| | – current | 1 069 | 153 | 77 |
| | – deferred | 15 | 49 | 30 |
| | current year | 34 | 63 | 47 |
| | prior year | – | (14) | (17) |
| | rate adjustment | (19) | – | – |
| | **Reconciliation of taxation rates** | % | % | % |
| | Taxation as a percentage of profit before taxation | **28.4** | **22.8** | **15.4** |
| | Taxation effect of: | | | |
| | – disallowable expenditure | (0.1) | (0.5) | (0.7) |
| | – foreign income imputed | – | (0.4) | (1.0) |
| | – capital profits | 0.3 | 0.1 | 5.8 |
| | – impairment | – | (0.1) | 0.2 |
| | – learnership allowances | 0.2 | 0.2 | 0.2 |
| | – prior year adjustment | – | 1.6 | 2.4 |
| | – tax rate differentials | (0.4) | 6.3 | 7.4 |
| | – exempt income | 0.1 | – | – |
| | – rate change | 0.5 | – | – |
| | – other | – | – | 0.3 |
| | Standard tax rate | **29.0** | **30.0** | **30.0** |

## 3.07 Property, plant and equipment

### 2005 audited

| | Land and buildings R'm | Mineral properties R'm | Residential land and buildings R'm | Buildings and infra-structure R'm | Machinery, plant and equipment R'm | Site preparation, mining, development, exploration and rehabilitation R'm | Extensions under construction R'm | Total R'm |
|---|---|---|---|---|---|---|---|---|
| **Gross carrying amount** | | | | | | | | |
| At beginning of year | 33 | 621 | 42 | 242 | 2 434 | 315 | 220 | 3 907 |
| Reclassifications | – | – | – | 13 | 19 | 1 | – | 33 |
| Adjusted opening balance | 33 | 621 | 42 | 255 | 2 453 | 316 | 220 | 3 940 |
| Additions | 3 | – | – | 3 | 32 | – | 367 | 405 |
| Disposals | – | – | – | (2) | (8) | – | – | (10) |
| Other movements | – | – | – | (36) | 192 | 26 | (173) | 9 |
| **Balance at 31 December 2005** | **36** | **621** | **42** | **220** | **2 669** | **342** | **414** | **4 344** |
| **Accumulated depreciation** | | | | | | | | |
| At beginning of year | – | 87 | 32 | 127 | 1 162 | 207 | – | 1 615 |
| Reclassification | – | – | – | 2 | 6 | 1 | – | 9 |
| Adjusted opening balance | – | 87 | 32 | 129 | 1 168 | 208 | – | 1 624 |
| Depreciation charges | – | 25 | 1 | 10 | 230 | 31 | – | 297 |
| Accumulated depreciation on disposal | – | – | – | (1) | (6) | – | – | (7) |
| Other movements | – | – | – | (39) | 42 | 6 | – | 9 |
| Exchange differences on translation | – | – | – | – | 2 | – | – | 2 |
| **Balance at 31 December 2005** | – | **112** | **33** | **99** | **1 436** | **245** | – | **1 925** |
| **Net carrying amount** | **36** | **509** | **9** | **121** | **1 233** | **97** | **414** | **2 419** |

## 2004 Restated Reviewed

| | Land and buildings R'm | Mineral properties R'm | Residential land and buildings R'm | Buildings and infra-structure R'm | Machinery, plant and equipment R'm | Site preparation, mining, development, exploration and rehabilitation R'm | Extensions under construction R'm | Total R'm |
|---|---|---|---|---|---|---|---|---|
| **Gross carrying amount** | | | | | | | | |
| At beginning of period | 33 | 621 | 43 | 221 | 2 630 | 334 | 144 | 4 026 |
| Additions | 2 | – | – | 8 | 93 | 1 | 169 | 273 |
| Disposals | – | – | (4) | (3) | (313) | – | – | (320) |
| Exchange difference on translation | – | – | – | – | (72) | – | – | (72) |
| Other movements | (2) | – | 3 | 16 | 96 | (20) | (93) | – |
| **Balance at 31 December 2004** | **33** | **621** | **42** | **242** | **2 434** | **315** | **220** | **3 907** |
| **Accumulated depreciation** | | | | | | | | |
| At beginning of period | – | 50 | 33 | 114 | 1 097 | 167 | – | 1 461 |
| Depreciation charges | 1 | 37 | 3 | 15 | 265 | 34 | – | 355 |
| Accumulated depreciation on disposal | – | – | (4) | (2) | (161) | – | – | (167) |
| Exchange differences on translation | (1) | – | – | – | (33) | – | – | (34) |
| Other movements | – | – | – | – | (6) | 6 | – | – |
| **Balance at 31 December 2004** | **–** | **87** | **32** | **127** | **1 162** | **207** | **–** | **1 615** |
| **Impairment charges** | | | | | | | | |
| At beginning of period | – | – | – | – | 90 | – | – | 90 |
| Impairment charges written back on disposal | – | – | – | – | (90) | – | – | (90) |
| **Balance at 31 December 2004** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| **Net carrying amount** | **33** | **534** | **10** | **115** | **1 272** | **108** | **220** | **2 292** |

**2003 Restated Reviewed**

| | Land and buildings R'm | Mineral properties R'm | Residential land and buildings R'm | Buildings and infra-structure R'm | Machinery, plant and equipment R'm | Site preparation, mining, development, exploration and rehabilitation R'm | Extensions under construction R'm | Total R'm |
|---|---|---|---|---|---|---|---|---|
| **Gross carrying amount** | | | | | | | | |
| At beginning of year | 17 | 621 | 47 | 206 | 2 511 | 331 | 231 | 3 964 |
| Joint ventures now consolidated | 3 | – | – | – | – | – | – | 3 |
| Adjusted opening balance | 20 | 621 | 47 | 206 | 2 511 | 331 | 231 | 3 967 |
| Additions | 14 | – | – | 10 | 66 | 2 | 119 | 211 |
| Disposals | – | – | (4) | (3) | (23) | (2) | – | (32) |
| Exchange difference on translation | – | – | – | – | (120) | – | – | (120) |
| Other movements | (1) | – | – | 8 | (196) | 3 | (206) | – |
| **Balance at 30 June 2003** | **33** | **621** | **43** | **221** | **2 630** | **334** | **144** | **4 026** |
| **Accumulated depreciation** | | | | | | | | |
| At beginning of year | – | 25 | 34 | 104 | 984 | 137 | – | 1 284 |
| Depreciation charges | – | 25 | 2 | 10 | 176 | 32 | – | 245 |
| Accumulated depreciation on disposal | – | – | (3) | – | (11) | (2) | – | (16) |
| Exchange differences on translation | – | – | – | – | (52) | – | – | (52) |
| **Balance at 30 June 2003** | **–** | **50** | **33** | **114** | **1 097** | **167** | **–** | **1 461** |
| **Impairment charges** | | | | | | | | |
| At beginning of year | – | – | – | – | 80 | – | – | 80 |
| Impairment charges (written back) | – | – | – | – | 10 | – | – | 10 |
| **Balance at 30 June 2003** | **–** | **–** | **–** | **–** | **90** | **–** | **–** | **90** |
| **Net carrying amount** | **33** | **571** | **10** | **107** | **1 443** | **167** | **144** | **2 475** |

| | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| **Net carrying amount of machinery, plant and equipment includes:** | | | |
| Assets held under finance lease: | | | |
| – Cost | – | 58 | 98 |
| – Accumulated depreciation | – | 6 | 11 |
| | – | 52 | 87 |

The register of title deeds for land and buildings is available at the registered office.

| | | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|---|
| **3.08** | **Investments in associates and joint ventures** | | | |
| | Associate companies (unlisted) | – | – | – |
| | Joint ventures (unlisted) | 1 | – | – |
| | **Total investment** | **1** | **–** | **–** |
| | **Joint ventures** | | | |
| | At beginning of the year | – | – | – |
| | Loan to joint venture | 1 | – | – |
| | **Total investment in joint venture** | **1** | **–** | **–** |
| | **Directors valuation of investments in associates and joint ventures** | **1** | **–** | **–** |
| **3.09** | **Loan to holding company** | | | |
| | Loan to Kumba Resources | 1 372 | – | – |
| | The loan to the holding company, Kumba Resources Limited, carries interest at market rate, with no fixed repayment terms. | | | |
| **3.10** | **Financial assets** | | | |
| | Environmental Rehabilitation Trust Fund | 111 | 77 | 55 |
| | Long-term receivables | 8 | 11 | 20 |
| | | 119 | 88 | 75 |
| | **Maturity profile of financial assets** | | | |
| | 1-2 years | 8 | 11 | 20 |
| | >5 years | 111 | 77 | 55 |
| | | 119 | 88 | 75 |
| **3.11** | **Inventories** | | | |
| | At cost: | | | |
| | Finished products | 112 | 102 | 91 |
| | Work-in-progress | 294 | 310 | 333 |
| | Plant spares and stores | 105 | 92 | 91 |
| | | 511 | 504 | 515 |
| **3.12** | **Trade and other receivables** | | | |
| | Trade receivables | 974 | 413 | 387 |
| | Other receivables | 17 | 57 | 142 |
| | Derivative instruments | 10 | 8 | 12 |
| | | 1 001 | 478 | 541 |
| | **Trade credit risk exposure per geographical area** | | | |
| | South Africa | 141 | 57 | 56 |
| | Europe | 279 | 168 | 135 |
| | Asia | 554 | 188 | 196 |
| | | 974 | 413 | 387 |

All credit risk exposures relate to the steel manufacturing industry.

| | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| **3.13 Share capital and share premium** | | | |
| *Authorised* | | | |
| 1000 ordinary shares of R1 each | – | – | – |
| *Issued* | | | |
| 100 ordinary shares of R1 each | – | – | – |
| Share premium | – | – | – |
| The unissued shares are under the control of the directors of the Company until the next annual general meeting. | | | |
| **3.14 Interest-bearing borrowings** | | | |
| Summary of loans by financial year of redemption | | | |
| – 2004 | – | – | 278 |
| – 2005 | – | 380 | 404 |
| – 2006 | 385 | 385 | 385 |
| – 2007 | 105 | 105 | 105 |
| – 2008 | 58 | 58 | 58 |
| – 2009 onwards | – | 379 | 371 |
| Total interest-bearing borrowings | 548 | 1 307 | 1 601 |
| Portion included in current liabilities | (385) | (380) | (278) |
| Total non-current portion interest-bearing borrowings | 163 | 927 | 1 323 |
| Included in the above interest-bearing borrowings are obligations relating to finance leases payable as follows: | | | |
| Minimum lease payments | | | |
| – less than 1 year | – | 14 | 29 |
| – more than 1 year and less than 5 years | – | – | 26 |
| Total minimum lease payments | – | 14 | 55 |
| – *less:* future finance charges | – | (1) | (7) |
| Total lease liability | – | 13 | 48 |
| Representing lease liability | | | |
| – Current | – | 13 | 24 |
| – Non Current | – | – | 24 |
| Total lease liability | – | 13 | 48 |
| **3.15 Other long-term payables** | | | |
| Other long-term payables: interest free | 472 | 488 | 307 |
| Classified as finance lease | (472) | (488) | (307) |
| | – | – | – |

Mittal Steel has funded the capital expenditure at the Thabazimbi mine in terms of a supply agreement. The funds are repayable over the life of the assets as specified in the supply agreements.

| | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| **3.16 Non-current provisions** | | | |
| ***Environmental provision*** | | | |
| At the beginning of the period | 115 | 96 | 73 |
| Reclassification as decommissioning provision | (29) | – | – |
| Additional provision | 9 | – | 4 |
| Utilised during the period | (2) | 1 | 13 |
| Interest adjustment | 9 | 18 | 6 |
| Environmental provision at the end of the period | 102 | 115 | 96 |
| ***Decommissioning provision*** | | | |
| Environmental provision reclassified as decommissioning provision | 29 | – | – |
| Charged to the income statement | 4 | – | – |
| Interest adjustment | 1 | – | – |
| Decommissioning provision at the end of the period | 34 | – | – |
| Total non-current provisions | 136 | 115 | 96 |
| Environmental rehabilitation provision | 102 | 115 | 96 |
| Decommissioning provision | 34 | – | – |

**Environmental rehabilitation provision**

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based on costs that are reviewed regularly and adjusted as appropriate for new circumstances.

**Decommissioning provision**

During 2005, the environmental rehabilitation provision was reclassified into two separate provisions, namely the environmental rehabilitation provision and the decommissioning provision. The opening balance was adjusted to reflect the split. The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are reviewed regularly and adjusted as appropriate for new circumstances.

**Funding of environmental and decommissioning rehabilitation**

Contributions towards the cost of the mine closure are also made to the Kumba *Rehabilitation Trust Fund* and the balance of the Fund amounted to R111 million (2004: R77 million 2003: R55 million) at period end. This amount is included in the financial assets of the Group. Cash flows will take place when the mines are rehabilitated.

| | Audited 12 months Ended 31 December 2005 R'm | Restated Reviewed 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| **3.17 Deferred taxation** | | | |
| The movement on the deferred taxation account is as follows: | | | |
| At the beginning of the period | 566 | 506 | 474 |
| Income statement charge | 34 | 49 | 30 |
| Non-distributable reserve charge | (28) | 11 | 2 |
| Rate change | (19) | – | – |
| At the end of the period | 553 | 566 | 506 |
| Comprising: | | | |
| Deferred taxation liabilities | 553 | 574 | 624 |
| – property, plant and equipment | 559 | 608 | 620 |
| – unrealised foreign exchange gains | 22 | – | – |
| – provisions | (21) | (57) | 4 |
| – decommissioning provision | (10) | – | – |
| – restoration provision | (29) | – | – |
| – Environmental Rehabilitation Trust Fund | 32 | 23 | – |
| Deferred taxation assets | – | 8 | 118 |
| – property, plant and equipment | – | – | 19 |
| – provisions | – | – | 34 |
| – foreign taxation losses carried forward | – | 8 | 65 |
| **3.18 Trade and other payables** | | | |
| Trade payables | 228 | 197 | 281 |
| Other payables | 175 | 135 | 74 |
| Leave pay accrual | 72 | 75 | 45 |
| Derivative instruments | 11 | – | 2 |
| | 486 | 407 | 402 |
| **3.19 Notes to the cash flow statements** | | | |
| ***3.19.1 Cash generated from operations*** | | | |
| Net operating profit | 3 931 | 1 189 | 883 |
| Adjusted for non-cash movements | | | |
| – depreciation | 297 | 355 | 245 |
| – net deficit on disposal/scrapping of asset | 12 | – | 19 |
| – net deficit/(surplus) on disposal of property, plant and equipment | – | 38 | (10) |
| – net surplus on disposal of investment | (1 163) | – | – |
| – impairment charges recouped | – | (88) | 2 |
| – Foreign currency revaluations and fair value adjustments | 13 | 5 | 34 |
| – reconditionable spares usage | 4 | 7 | 7 |
| – share-based payments benefits | 6 | 5 | 1 |
| Working capital movements | | | |
| – (increase)/decrease in inventories | (29) | 11 | 100 |
| – (increase)/decrease in trade and other receivables | (436) | (20) | (81) |
| – increase in financial assets | (39) | (14) | (30) |
| – (decrease)/increase in trade and other payables | – | 46 | 24 |
| – utilisation of provisions | (2) | 1 | (2) |
| | 2 594 | 1 535 | 1 192 |

| | Audited 12 months Ended 31 December 2005 R'm | Restated *Reviewed* 18 months Ended 31 December 2004 R'm | Restated Reviewed 12 months Ended 30 June 2003 R'm |
|---|---|---|---|
| ***3.19.2 Net financing costs*** | | | |
| Net financing costs as per the income statement | (120) | (306) | (186) |
| Interest adjustment to environment rehabilitation provision | 9 | 18 | 6 |
| | (111) | (288) | (180) |
| ***3.19.3 Dividend paid*** | | | |
| Dividend declared and paid | (833) | (131) | (194) |
| ***3.19.4 Normal taxation paid*** | | | |
| Amounts unpaid at the beginning of the period | (142) | (81) | (206) |
| Charge per the income statement | (1 069) | (153) | (77) |
| Arising on translation of foreign entities | 23 | 4 | 1 |
| Amounts unpaid at the end of the period | 743 | 142 | 81 |
| | (445) | (88) | (201) |
| ***3.19.5 Investment to maintain operations*** | | | |
| Replacement of property, plant and equipment | (117) | (171) | (69) |
| Reconditionable spares | (13) | (18) | (10) |
| Proceeds from fixed assets sold | 1 | 97 | 19 |
| | (129) | (92) | (59) |
| ***3.19.6 Investment in other non current assets*** | | | |
| Proceeds/(cash outflow) from investments sold | 1 163 | (1) | 2 |
| | 1 163 | (1) | 2 |
| ***3.19.7 Foreign currency translation reserve and attributable reserves of equity accounting earnings*** | | | |
| Movement for the year | 12 | (144) | (170) |
| Transfer to NDR | 13 | (4) | 4 |
| Unrealised gains | (36) | 4 | 2 |
| Revaluation of net assets | (25) | 9 | 37 |
| *Less:* Other arising on translation of foreign entities | 82 | (6) | 17 |
| | 46 | (141) | (110) |

## 3.20 Financial instruments

Kumba Resources provides a treasury function to the business units, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the Group's operations.

The Group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency and interest rates. Currency and interest rate exposure is managed within Board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency and interest rate exposure. Compliance with Group policies and exposure limits is reviewed by the internal auditors on a continuous basis.

**Foreign currency risk management**

The Group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts ("FEC"), currency options and currency swap agreements.

The Group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to Rand. Trade-related import exposures are managed through the use of the natural hedges arising from export revenue as well as FECs. Trade related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

Material FECs and currency options, which relate to specific balance sheet items at 31 December 2005, 31 December 2004 and 30 June 2003 are summarised as follows:

**Foreign currency**

| | Foreign amount million | Fair value R'm | Contract value R'm | Recognised fair value in equity R'm |
|---|---|---|---|---|
| **2005** | | | | |
| *Exports* | 30 | 190 | 197 | 7 |
| United States dollar – FECs | | | | |
| *Imports* | | | | |
| Euro – FECs | 1 | – | – | – |
| Yen – FECs | 321 | – | – | – |
| **2004** | | | | |
| *Exports* | | | | |
| United States dollar – FECs | 14 | 80 | 86 | 6 |
| **2003** | | | | |
| *Exports* | | | | |
| United States dollar – FECs | 23 | 176 | 182 | 6 |

The Group has entered into certain forward exchange contracts, which relate to specific contracts, which relate to specific foreign commitments not yet due and export earnings of which the proceeds are not yet received. Details of these contracts are as follows:

| | Foreign amount million | Fair value R'm | Contract value R'm | Recognised fair value in equity R'm |
|---|---|---|---|---|
| **2005** | | | | |
| *Imports*[2] | | | | |
| United States dollar – FECs | 1 | 6 | 6 | – |
| Euro – FECs | 7 | 52 | 56 | (4) |
| Japanese Yen – FECs | 514 | 27 | 30 | (3) |
| **2004** | | | | |
| *Exports*[1] | | | | |
| United States dollar – FECs | 6 | 34 | 35 | 1 |
| **2003** | | | | |
| *Exports*[1] | | | | |
| United States dollar – FECs | 8 | 62 | 62 | – |
| *Loans*[2] | | | | |
| United States dollar – FECs | 5 | 42 | 37 | 5 |
| *Imports*[2] | | | | |
| United States dollar – FECs | 3 | 21 | 22 | (1) |
| Euro – FECs | 1 | 12 | 13 | (1) |
| Japanese Yen – FECs | 6 | – | – | – |

1 Recognised fair value in equity to be released to income statement within six months.

2 Recognised fair value in equity to be released to income statement within three years.

**Interest rate risk management**

The Group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A portion of term borrowings was entered into at fixed interest rates in anticipation of an increase in the interest rate cycle.

The interest rate repricing profile is summarised below:

| | 1 – 6 months R'm | 7 – 12 months R'm | Beyond 1 year R'm | Total borrowings R'm |
|---|---|---|---|---|
| **2005** | | | | |
| Term borrowings | 506 | – | 42 | 548 |
| % of total borrowings | 92% | – | 8% | 100% |
| **2004** | | | | |
| Term borrowings | 250 | – | 1 057 | 1 307 |
| % of total borrowings | 19% | – | 81% | 100% |
| **2003** | | | | |
| Term borrowings | 999 | – | 602 | 1 601 |
| % of total borrowings | 62% | – | 38% | 100% |

**Maturity profile of financial instruments**

The maturity profiles of financial assets and liabilities are summarised as follows (the derivative instruments reflect the contract amounts):

| | 0 – 12 months R'm | 1 – 2 Years R'm | 3 – 5 Years R'm | > 5 Years R'm | Total R'm |
|---|---|---|---|---|---|
| **2005** | | | | | |
| **Assets** | | | | | |
| Financial assets | – | – | – | 119 | 119 |
| Cash and cash equivalents | 591 | – | – | – | 591 |
| Trade and other receivables | 1001 | – | – | – | 1001 |
| Inter-company loans | – | – | – | 1 372 | 1 372 |
| **Liabilities** | | | | | |
| Interest-bearing borrowings | (385) | (163) | – | – | (548) |
| Trade and other payables | (486) | – | – | – | (486) |
| | 721 | (163) | – | 1 491 | 2 049 |
| Percentage | 35% | (8%) | – | 73% | 100% |
| **2004** | | | | | |
| **Assets** | | | | | |
| Financial assets | – | – | – | 88 | 88 |
| Cash and cash equivalents | 785 | – | – | – | 785 |
| Trade and other receivables | 478 | – | – | – | 478 |
| **Liabilities** | | | | | |
| Interest-bearing borrowings | (380) | (490) | (58) | (379) | (1 307) |
| Trade and other payables | (407) | – | – | – | (407) |
| | 476 | (490) | (58) | (291) | (363) |
| Percentage | (135%) | 138% | 16% | 81% | 100% |

| | 0 – 12 months R'm | 1 – 2 Years R'm | 3 – 5 Years R'm | > 5 Years R'm | Total R'm |
|---|---|---|---|---|---|
| **2003** | | | | | |
| **Assets** | | | | | |
| Financial assets | – | – | – | 75 | 75 |
| Cash and cash equivalents | 327 | – | – | – | 327 |
| Trade and other receivables | 541 | – | – | – | 541 |
| **Liabilities** | | | | | |
| Interest-bearing borrowings | (278) | (789) | (163) | (371) | (1 601) |
| Trade and other payables | (402) | – | – | – | (402) |
| | 188 | (789) | (163) | (296) | (1 060) |
| Percentage | (18%) | 75% | 15% | 28% | 100% |
| **Derivative instruments included in above** | **R'm** | **R'm** | **R'm** | **R'm** | **R'm** |
| **2005** | | | | | |
| Recognised transactions | | | | | |
| – sell | 197 | – | – | – | 197 |
| Forecast transactions | | | | | |
| – sell | 92 | – | – | – | 92 |
| **2004** | | | | | |
| Recognised transactions | | | | | |
| – sell | 86 | – | – | – | 86 |
| Forecast transactions | | | | | |
| – sell | 35 | – | – | – | 35 |
| **2003** | | | | | |
| Recognised transactions | | | | | |
| – sell | 181 | – | – | – | 181 |
| Forecast transactions | | | | | |
| – buy | 42 | 5 | 26 | – | 73 |
| – sell | 62 | – | – | – | 62 |

**Fair value of financial instruments**

At 31 December 2005, the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

| | Carrying value | | | Fair value | | |
|---|---|---|---|---|---|---|
| | 2005<br>R'm | 2004<br>R'm | 2003<br>R'm | 2005<br>R'm | 2004<br>R'm | 2003<br>R'm |
| **Assets** | | | | | | |
| Financial assets | 119 | 88 | 75 | 119 | 88 | 75 |
| Cash and cash equivalents | 591 | 785 | 327 | 591 | 785 | 327 |
| Trade and other receivables | 1 001 | 478 | 541 | 1 001 | 478 | 541 |
| Inter-company loans | 1 372 | – | – | 1 372 | – | – |
| **Liabilities** | | | | | | |
| Non-current interest-bearing borrowings | 163 | 927 | 1 323 | 159 | 924 | 1 291 |
| Current interest-bearing borrowings | 385 | 380 | 278 | 409 | 422 | 353 |
| Trade and other payables | 486 | 407 | 402 | 486 | 407 | 402 |

**Liabilities**

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analysis using the applicable yield curve for the duration of the borrowings.

**Derivative instruments**

Derivative instruments comprise forward exchange contracts, currency options, interest rate collars and swaps. The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments.

**Credit risk management**

Credit risk relates to potential exposure on cash and cash equivalents, investments and hedged positions. The Group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well established financial institutions of high credit standing. The Group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade receivables consist of a number of customers, with whom Kumba Iron Ore has long-standing relationships. A high proportion of term supply arrangements exist with such clients resulting in limited credit exposure which exposure, where dictated by consumer credit worthiness or county risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

**Liquidity risk management**

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

SIOC's borrowing capacity is determined by Kumba Resources, based on the terms of their Articles of Association.

## 3.21 Related party transactions

During the year the Company and its subsidiaries, in the ordinary course of business, entered into sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are not less favourable than those arranged with third parties.

### Holding company's subsidiaries

The Group bought goods or services to the value of R 30 million (2004: R 39 million, 2003: R 25 million) from Kumba FerroAlloys (Pty) Limited.

The outstanding balances at year-end were as follows:

- included in trade and other payables R 4 million (2004: R 2 million, 2003 R 2 million).

### Holding company's associates and joint ventures

The Group purchased no goods and services from associates and joint ventures related to the holding company, Kumba Resources.

### Corporate service fee to Kumba Resources

A corporate service fee amounting to R 170 million (2004 R 236 million, 2003 R 220 million) was paid to Kumba Resources for essential services rendered.

### Special purpose entities

The Group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

| Entity | Nature of business |
|---|---|
| Ferrosure (Isle of Man) Insurance Company Limited [1], [2] | Offshore insurance captive |
| Ferrosure (South Africa) Insurance Company Limited [2] | Insurance captive |
| Kumba Environmental Rehabilitation Fund [2] | Trust fund for mine closure |
| Merrill Lynch Isle of Man PCC Limited | Offshore insurance captive |
| Mineco Leasing Limited | Financing company |
| Oreco Leasing Limited | Financing company |
| Vulcan Leasing Limited | Financing company |
| Kumba Resources Management Share Trust [2], [3] | Management share incentive trust |

1. Novated to Merrill Lynch Isle of Man PCC Limited in July 2005.
2. Not consolidated.
3. Refer to employee benefits – Equity compensation benefit note 6.23 Appendix 3.

### Shareholders

Kumba Iron Ore is a wholly-owned subsidiary of Kumba Resources.

### Contingent liabilities

Details are disclosed in note 3.24 Appendix 3.

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Iscor Pension Fund at 31 December 2004 amounted to R1 339 million (2003: R523 million) and in the Iscor Retirement Fund to R47 million (2003: R32 million)

Principal actuarial assumptions (expressed as weighted averages) at 31 December 2004 were as follows:

| | Iscor Pension Fund | | Iscor Retirement Fund | |
|---|---|---|---|---|
| | Statutory valuation 2004 % | Interim valuation 2003 % | Statutory valuation 2002 % | Interim valuation 2001 % |
| Pre-retirement discount rate | 10.0 | 10.0 | 10.0 | 10.0 |
| Post retirement discount rate | 5.0 | 5.0 | 4.5 | 4.5 |
| Expected real after tax return on funds assets | 3.5 | 2.5 | N/A | N/A |
| Future general and merit salary increases (excluding merit increases according to age) | 8.5 | 7.5 | N/A | N/A |

Future pension increases were allowed to the extent that the investment return exceeded the post-retirement discount rate.

**Medical fund**

The Company contributes to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R33 million (2004: R44 million). Kumba Iron Ore has no post-retirement medical aid obligation for current or retired employees.

**Equity compensation benefits**

Kumba Resources operates the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba Resources, and its subsidiaries. Kumba Iron Ore and its subsidiaries do not account for any equity related to share scheme, except for the share-based cost relating to the employees of Kumba Iron Ore and its subsidiaries that is expensed. Total share-based payments for 2005 relating to the Kumba Management Deferred Purchase Share Scheme amounted to R38 million, of which R5 million was allocated and expensed in Kumba Iron Ore. The full note as published in the Kumba Resources annual financial reports (2005, 2004, 2003) were included in the *pro forma* historic financial statements of Kumba Iron Ore for completeness, and do not reflect Kumba Iron Ore's interest in the share scheme.

The Kumba Management Deferred Purchase Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governs to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba Resources on this unbundling of Kumba Resources effective July 2001.

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba Iron Ore shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba Iron Ore which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Deferred Purchase Share Scheme, the Kumba Management Share Option Scheme, Long-term Incentive Plan and Deferred Bonus Plan may not exceed 10% in total of the ordinary shares then in issue in the share capital of Kumba Iron Ore.

The maximum number of Kumba Iron Ore shares to which any one eligible participant is entitled in total in respect of all schemes albeit by way of an allotment and issue of Kumba Iron Ore shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Kumba Iron Ore.

Shares and/or options held in terms of the Kumba Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Kumba Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date. If the options are accepted by participants, the vesting periods, unless decided otherwise by the directors, are as follows:

- 10% after the 1st anniversary of the offer date
- Additional 20% after the 2nd anniversary of the offer date
- Additional 20% after the 3rd anniversary of the offer date
- Additional 25% after the 4th anniversary of the offer date
- Additional 25% after the 5th anniversary of the offer date

The options not exercised lapse by the seventh anniversary of the offer date.

According to the rules of the LTIP, executive directors and employees of Kumba Resources and its subsidiaries are awarded rights to a number of ordinary Kumba Resources shares. The vesting of LTIP awards are conditional upon the achievement of Group performance levels (established by the remuneration committee) over a performance period of three years. The extent to which the performance condition is met governs the number of shares that vest. The performance conditions set for the initial grant were as follows:

- The total shareholder return ("TSR") condition: the Kumba TSR will be compared to the TSR of a peer Group over the three year performance period, averaged over a six month period. The peer Group comprises of at least 16 members.
- The return on capital employed ("ROCE") condition: the ROCE measure is a return on capital employed measure with a number of adjustments. Targets are set by the remuneration committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

Kumba, at its election, settles the conditional awards by issuing new shares or by instructing any third party to acquire and deliver the shares to the participants.

According to the DBP rules, executive directors and employees of Kumba and its subsidiaries have the opportunity to acquire shares ("pledged shares") on the open market with 50% of the after tax component of their annual bonus. After the pledged shares have been acquired, the shares are held by an Escrow agent for the absolute benefit of the participant for a pledge period of three years. A participant may at its election dispose of and withdraw the pledged shares from Escrow at any stage. However, if the pledged shares are withdrawn from Escrow, before the expiry of the pledge period, the participant forfeits the matching award. The participant will qualify for a matching award at the end of the pledge period on condition that the participant is still employed and the pledged shares are still in Escrow. The matching award entitles a participant to a number of shares equal in value to the pledged shares. Upon vesting, the pledged shares and the matching award are transferred and released to the participant and rank *pari passu* in all respects with the existing issued shares of Kumba.

The Group may settle the matching award by issuing new shares or alternatively, instruct any third party to acquire and deliver the shares to the participant.

A total of 30.6 million shares of the Group, representing 10% of the issued shares, has been approved and allocated by shareholders for purposes of the schemes. Of the total of 30.6 million shares, 16.4 million shares are available in the share scheme for future offers to participants, while 14.2 million shares (5% of the issued shares) are allocated as options, long-term incentive plan, deferred bonus payment or deferred purchase shares to participants. Details are as follows:

| | **Million** |
|---|---|
| Number of shares available for utilisation in terms of the Kumba Management Share Schemes at 1 January 2005 | 13,6 |
| Add: Net effect of scheme shares released, forfeitures and adjustments to scheme allocation | 5,7 |
| *Less:* Share offers accepted | (2,9) |
| Number of shares available for future utilisation, at 31 December 2005 | 16,4 |

At 31 December 2005 the Company's loan to the Kumba Management Share Trust amounted to R50 130 578

(2004: R16 939 844). The loan is interest free and has no fixed repayment terms. This amount is reflected as an inter-company loan in the company's accounts and eliminated at Group level.

The market value of the shares available for utilisation at the end of the year amounted to R1 670 565 282 (2004: R596 784 276).

Details of the option/purchase schemes are:

| | Options | | | Long-term incentive plan [1] | | |
|---|---|---|---|---|---|---|
| | December 2005 R'm | December 2004 R'm | June 2003 R'm | December 2005 R'm | December 2004 R'm | June 2003 R'm |
| Outstanding at beginning of year | 16,3 | 18,6 | 14,7 | – | – | – |
| Issued | 2,6 | 3,9 | 4,2 | 0,2 | – | – |
| Exercised | (4,7) | (5,3) | (0,1) | – | – | – |
| Lapsed/cancelled | (0,3) | (0,9) | (0,2) | – | – | – |
| Outstanding at end of period | 13,9 | 16,3 | 18,6 | 0,2 | – | – |

| | Deferred bonus plan | | | Deferred purchase | | |
|---|---|---|---|---|---|---|
| | December 2005 R'm | December 2004 R'm | June 2003 R'm | December 2005 R'm | December 2004 R'm | June 2003 R'm |
| Outstanding at beginning of year | – | – | – | 0,3 | 1,9 | 2,0 |
| Issued | – | – | – | – | – | – |
| Conversion to deferred purchase scheme | – | – | – | – | – | – |
| Exercised | – | – | – | (0,2) | (1,6) | (0,1) |
| Lapsed/cancelled | | | | | | |
| Outstanding at end of period | – | – | – | 0,1 | 0,3 | 1,9 |

(1)There is no amount payable by participants on vesting. They will be awarded rights to ordinary shares in the company.

Details of issues during the period are as follows:

| | Options | | | Long-term incentive plan | | |
|---|---|---|---|---|---|---|
| | December 2005 | December 2004 | June 2003 | December 2005 | December 2004 | June 2003 |
| Expiry date | 2010/2012 | 2009/2011 | 2009/2010 | 2010/2012 | – | – |
| Exercise price | 39.25 – | 24.50 – | 24.50 – | 62.74 | – | – |
| (Share price range) (R) | 98.50 | 42.40 | 51.50 | | | |
| Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million) | 179 | 158 | 150 | 14 | – | – |

| | Deferred bonus plan | | | Deferred purchase | | |
|---|---|---|---|---|---|---|
| | December 2005 R'm | December 2004 R'm | Jun 2003 R'm | December 2005 R'm | December 2004 R'm | Jun 2003 R'm |
| Expiry date | 2010/2012 | – | – | – | – | – |
| Exercise price | 82.00 – | | | | | |
| (Share price range) | 97.40 | – | – | – | – | – |
| Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million) | 0,04 | – | – | – | – | – |

Details of options/deferred purchase shares exercised during the period are as follows:

| | Options | | | Long-term incentive plan | | |
|---|---|---|---|---|---|---|
| | December 2005 | December 2004 | June 2003 | December 2005 | December 2004 | June 2003 |
| Exercise price per share | 67.00 – 110.00 | 31.88 – 44.75 | 26.10 – 47.00 | | | |
| (Share price range) (R) | | | | – | – | – |
| Total proceeds if shares are issued (R million) | 363 | 204 | 4 | – | – | – |

| | Deferred bonus plan | | | Deferred purchase | | |
|---|---|---|---|---|---|---|
| | December 2005 | December 2004 | Jun 2003 | December 2005 | December 2004 | Jun 2003 |
| Exercise price per share (Share price range) (R) | – | – | – | 67.00 – 110.00 | 31.88 – 44.75 | 27.50 – 41.30 |
| Total proceeds if shares are issued (R million) | – | – | – | 10 | 61 | 3 |

Terms of the options and deferred purchase shares outstanding at 31 December 2005 are as follows:

| | Options | | Long-term incentive plan | |
|---|---|---|---|---|
| Expiry date | Exercise price R | Outstanding '000 | Exercise price R | Outstanding '000 |
| 2006 | | | | |
| 2007 | 11.75 – 13.10 | 38 | | |
| 2008 | 17.07 – 28.05 | 5 339 | | |
| 2009 | 11.71 – 51.50 | 2 282 | | |
| 2010 | 13.66 – 37.51 | 725 | | |
| 2011 | 36.75 – 47.25 | 3 036 | | |
| 2012 | 44.00 – 98.50 | 2 503 | | |
| Total | | 13 923 | | 216 |

| | Deferred bonus plan | | Deferred purchase | |
|---|---|---|---|---|
| Expiry date | Exercise price R | Outstanding '000 | Exercise price R | Outstanding '000 |
| 2006 | | | | |
| 2007 | | | 8.89 – 13.10 | 27 |
| 2008 | | | 8.42 – 18.90 | 11 |
| 2009 | | | 8.06 – 20.80 | 39 |
| 2010 | | | 19.93 – 23.26 | 20 |
| 2011 | | | | |
| 2012 | | | | |
| Total | | 0.469 | | 97 |

Terms of the options and deferred purchase shares outstanding at 31 December 2004 are as follows:

| | Options | | Long-term incentive plan | |
|---|---|---|---|---|
| Expiry date | Exercise price R | Outstanding '000 | Exercise price R | Outstanding '000 |
| 2006 | | | | |
| 2007 | 11.75 – 13.10 | 71 | 8.89 – 13.10 | 97 |
| 2008 | 17.07 – 28.05 | 8 479 | 8.42 – 18.90 | 25 |
| 2009 | 11.71 – 51.50 | 3 491 | 8.06 – 20.80 | 78 |
| 2010 | 13.66 – 37.51 | 1 010 | 19.93 – 23.26 | 54 |
| 2011 | 36.75 – 43.00 | 3 317 | | |
| 2012 | | | | |
| Total | | 16 368 | | 254 |

Details of options vested but not sold during the year are as follows:

| | Options | | | Deferred purchase | | |
|---|---|---|---|---|---|---|
| | December 2005 R'm | December 2004 R'm | June 2003 R'm | December 2005 R'm | December 2004 R'm | June 2003 R'm |
| Number of shares | 4 049 950 | | | 30 810 | | |
| Exercise price (Share price range) (R) | 11.75 – 62.00 | | | 9.17 – 23.26 | | |

| | Options '000 | Long-term incentive plan '000 | Deferred bonus plan '000 | Deferred purchase '000 | Total '000 |
|---|---|---|---|---|---|
| Number of shares vesting at beginning of the period | 16 368 | | | 254 | 16 622 |
| Net change during the period | (2 445) | 216 | 0,469 | (157) | (2 386) |
| Number of shares vesting at end of the period | 13 923 | 216 | 0,469 | 97 | 14 236 |

*Fair value of equity-settled share-based payment transactions with employees*

The Group applies IFRS 2 to grants of shares, share options or other equity instruments that were granted. In determining the fair value of services received as consideration for equity instruments, measurement is reference to the fair value of the equity instruments granted.

The Group applied the transitional provisions of IFRS 2 and applied the principles to grants that were granted after 7 November 2002. Kumba listed on 26 November 2001 and the volatility of its share price since then has been used to determine the calculations.

The Black-Scholes methodology is used to calculate the fair value of options granted to employees. The inputs to the model are as follows:

| | 12 months ended 31 December 2005 | 18 months ended 31 December 2004 |
|---|---|---|
| Weighted average share price | 63.12 | 39.73 |
| Exercise price range (R) | 39.25 – 98.50 | 24.50 – 42.40 |
| Annualised expected volatility (%) | 37.40 – 37.50 | 37.50 |
| Option life (years) | 7 – 13 | 7 |
| Dividend yield (%) | 2.8 – 4.6 | 2.8 |
| Risk-free interest rate (%) | 7.73 – 9.61 | 8.65 – 10.36 |
| Expected employee attrition | 4.60 – 5.50 | 4.60 |
| The Monte Carlo valuation methodology is used to calculate the fair value of Long-term Incentive Plan and Deferred Bonus Plan grants to employees. The inputs to the Long-term Incentive Plan model are as follows: | | |
| Date of grant | 24 June 2005 | |
| Grant price | 55.00 | |
| Risk free rate (%) | 7.13 | |
| Dividend yield (%) | 2.76 | |
| Expected volatility (%) | 37.32 | |
| Time to vesting | 3 years from date of grant | |
| Expected employee attrition | 4,60 per annum | |
| The inputs to the Deferred Bonus Plan model are as follows: | | |
| Date of grant –1 September 2005– 3 October 2005 | | |
| Grant price range | 82.67 – 97.50 | |
| Risk free rate (%) | 7.13 | |
| Dividend yield (%) | 2.76 | |
| Expected volatility (%) | 37.32 | |
| Time to vesting from date of grant | 3 years | |
| Expected employee attrition | 4,60 per annum | |

| | Audited 12 months ended 31 December 2005 R'm | Restated Reviewed 18 months ended 31 December 2004 R'm | Restated Reviewed 12 months ended 30 June 2003 R'm |
|---|---|---|---|
| **3.24 Contingent liabilities** | | | |
| Contingent liabilities at balance sheet date, not otherwise provided against in these annual financial statements, arising from guarantees to third parties by Kumba Resources, guaranteed by Kumba Iron Ore to the holding company. | | | |
| – Operational guarantees | 10 | 10 | 10 |
| – Banking guarantees | 1 180 | 1 481 | 1 425 |
| – Heavy Mineral completion guarantees | 869 | 610 | 635 |
| – Other contingent liabilities | 5 | – | – |
| | 2 064 | 2 101 | 2 070 |

**Note:** The banking guarantees and Heavy Mineral completion guarantees will be cancelled at the date of the unbundling as part of the unbundling.

| | Audited 12 months ended 31 December 2005 R'm | Restated Reviewed 18 months ended 31 December 2004 R'm | Restated Reviewed 12 months ended 30 June 2003 R'm |
|---|---|---|---|
| **3.25 Commitments** | | | |
| **Capital commitments** | | | |
| Capital expenditure contracted for plant and equipment | 1 457 | 28 | 82 |
| Capital expenditure authorised for plant and equipment but not contracted | 1 646 | 145 | 158 |
| Capital expenditure contracted relating to the Thabazimbi captive mine which will be financed by Mittal Steel | 4 | 22 | 3 |
| Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity | | | |
| **Operating lease commitments** | | | |
| – Less than 1 year | 5 | 4 | 3 |
| – Less than 5 years | 10 | 7 | 12 |
| – More than 5 years | 2 | – | – |

## ANNEXURE (A) TO THE *PRO FORMA* HISTORIC FINANCIAL STATEMENTS

### Interest bearing borrowings

| | Notes | Final repayment date | Rate of interest per year 2005 % | 2004 % | 2003 % | 2005 R'm | 2004 R'm | 2003 R'm |
|---|---|---|---|---|---|---|---|---|
| Local – Unsecured | | | | | | | | |
| | 1 | 2008 | 12.410 | 12.410 | 12.410 | 256 | 340 | 450 |
| | 2 | 2005 | 13.210 | 13.210 | 13.210 | – | 200 | 200 |
| | 3 | 2006 | 7.060 | 7.600 | 12.300 | 250 | 250 | 250 |
| | 4 | 2006 | 8.850 | 9.180 | 14.220 | 42 | 125 | 250 |
| | 5 | 2009 | | 9.968 | 11.875 | – | 379 | 371 |
| | | | | | | **548** | **1 294** | **1 521** |
| Local – Secured | | | | | | | | |
| | 6 | 2005 | – | 14.939 | 14.939 | – | 13 | 43 |
| | 7 | 2004 | – | – | 14.760 | – | – | 5 |
| | | | | | | **–** | **13** | **48** |

| | | Final repayment date | Rate of interest per year 2005 % | 2004 % | 2003 % | 2005 R'm | 2004 R'm | 2003 R'm |
|---|---|---|---|---|---|---|---|---|
| Foreign Unsecured loans (USD) | | | | | | | | |
| | 8 | 2004 | – | – | 2.310 | – | – | 32 |
| **Total interest-bearing borrowings** | | | | | | **548** | **1 307** | **1 601** |

(1) Loan from holding company with fixed repayment terms and interest rate.

(2) Loan from holding company with fixed repayment terms and interest rate.

(3) Loan from holding company with fixed repayment terms. Interest varies with market rate.

(4) Loan from holding company with fixed repayment terms. Interest varies with market rate.

(5) Loan from holding company with no fixed repayment terms. Interest varies with market rate.

(6) Capitalised lease agreement, payable monthly, secured by machinery, plant and equipment with a book value of R52 million (2004) and R53 million (2003).

(7) Capitalised lease agreement, payable monthly, secured by machinery, plant and equipment with a book value of R34 million.

(8) Payable semi-annually and varies with LIBOR.

## ANNEXURE (B) TO THE *PRO FORMA* HISTORIC FINANCIAL STATEMENTS

**Investment in associates, joint ventures and other investments**

| | Nature of business | Number of shares held | Percentage of holding 2005 % | 2004 % | 2003 % | Group carrying amount 2005 R'm | 2004 R'm | 2003 R'm |
|---|---|---|---|---|---|---|---|---|
| **Associated companies** | | | | | | | | |
| Unlisted shares | | | | | | | | |
| – Manganore Iron Mining Limited | A | 25 000 | 50 | 50 | 50 | – | – | – |
| **Joint ventures** | | | | | | | | |
| Unlisted shares | | | | | | | | |
| – Pietersburg Iron Company (Proprietary) Limited | A | 4 000 | 50 | 50 | 50 | – | – | – |
| – Safore (Proprietary) Limited | B | 400 | 40 | 40 | 40 | – | – | – |
| – Sishen Shipping (Proprietary) Limited | B | 400 | 40 | 40 | 40 | – | – | – |
| – Trans Orient Ore Supplies (Proprietary) Limited | C | 2000 | 50 | 50 | 50 | – | – | – |
| – Sibelo Resources Development (Proprietary) Limited | D | 1 | 50 | 50 | 50 | 1 | – | – |
| **Total investment** | | | | | | **1** | – | – |
| Directors' valuation of unlisted shares in associates and joint ventures | | | | | | **1** | – | – |

Where the above entities financial year-ends are not conterminous with that of the Company, financial information has been obtained from published information or management accounts as appropriate.

**Nature of business**

A – mining

B – shipping

C – iron ore merchant

D – exploration

## ANNEXURE (C) TO THE *PRO FORMA* KUMBA IRON ORE HISTORIC FINANCIAL STATEMENTS

### Group's effective share in associates, joint ventures and other investments

The Group's effective share of income statement, balance sheet and cash flow items in respect of associated companies and joint ventures is as follows:

| | Associated companies | | | Joint ventures | | |
|---|---|---|---|---|---|---|
| **Income statement** | **2005** | **2004** | **2003** | **2005** | **2004** | **2003** |
| **Revenue** | – | – | – | 35 | 22 | 22 |
| Operating expenses | – | – | – | (7) | (6) | (7) |
| Profit before taxation | – | – | – | 28 | 16 | 15 |
| **Taxation** | – | – | – | (1) | 2 | (3) |
| Net profit attributable to ordinary shareholders | – | – | – | 27 | 18 | 12 |
| **Balance sheet** | | | | | | |
| **ASSETS** | | | | | | |
| Non-current assets | 3 | 3 | 3 | 4 | 5 | 2 |
| Current assets | – | – | – | 63 | 32 | 73 |
| | 3 | 3 | 3 | 67 | 37 | 75 |
| **EQUITY AND LIABILITIES** | | | | | | |
| Shareholders' equity | 3 | 3 | 3 | 8 | 12 | 11 |
| Current liabilities | – | – | – | 59 | 25 | 64 |
| | 3 | 3 | 3 | 67 | 37 | 75 |
| **Cash flow statement** | | | | | | |
| Net cash flow from operating activities | – | – | – | 21 | 22 | 10 |
| Net cash flow from financing activities | – | – | – | – | – | – |
| Foreign currency translation | – | – | – | 3 | – | – |
| Net cash and cash equivalents | – | – | – | 24 | 22 | 10 |

## ANNEXURE (D) TO THE *PRO FORMA* KUMBA IRON ORE HISTORIC FINANCIAL STATEMENTS

**Investments in subsidiaries**

| | Country of incorporation | Nature of business | Issued capital ordinary shares | Invest-ment in shares | Indebtedness | | |
|---|---|---|---|---|---|---|---|
| | | | | | **2005** | **2004** | **2003** |
| **Direct investments** | | | | | | | |
| – **SIOC** | RSA | Mining | 100 | 1000 | (1 372) | 379 | 371 |
| **Indirect investments** | | | | | | | |
| – Sishen South Mining (Proprietary) Limited | RSA | Mining | 1 | | | | |
| – Kumba International BV | NE | Service | 10 806 511 | | | | |
| – Kumba International Trading BV | NE | Service | 142 487 | | | | |
| – Kumba Hong Kong International Limited | HK | Service | 832 | | | | |
| Handlon BV | NE | Holding | 151 511 | | | | |
| Groler Investments Limited | SWL | Holding | 258 958 | | | | |
| **Total investments in subsidiaries** | | | | | (1 372) | 379 | 371 |

RSA – South Africa, NE – Netherlands, HK – Hong Kong, SWL – Switzerland

# INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE AUDITED AND REVIEWED HISTORICAL *PRO FORMA* FINANCIAL INFORMATION

The Directors
Kumba Iron Ore Limited
PO Box 9229
Pretoria
0001

12 September 2006

Dear Sirs

**REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE AUDITED HISTORICAL BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT (COLLECTIVELY REFERRED TO AS "THE HISTORICAL FINANCIAL INFORMATION") OF KUMBA IRON ORE LIMITED**

**Introduction**

At your request and for the purposes of the pre-listing statement to Kumba Iron Ore Limited ("Kumba Iron Ore" or the "Company") shareholders, to be dated on or about 9 October 2006, we present our report on the *pro forma* historical financial information in respect of the unbundling of Kumba Iron Ore, as set out in Appendix 1 and 3 to the pre-listing statement, in compliance with the Listings Requirements of the JSE Limited ("JSE").

**Responsibility**

The compilation, contents and presentation of the pre-listing statement are the responsibility of the Company's directors. Our responsibility is to express an opinion on the historical *pro forma* financial information included as Appendix 1 and 3 to the pre-listing statement.

**Scope**

We have reviewed the *pro forma* financial information for the six-month period ended 30 June 2006, have audited the *pro forma* financial information of Kumba Iron Ore for the year ended 31 December 2005 and reviewed the *pro forma* financial information for the 18-month period ended 31 December 2004 and for the year ended 30 June 2003.

**Basis of opinion**

*Audit opinion*

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the historical *pro forma* financial information relating to the year ended 31 December 2005 is free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures of the abovementioned historical financial information;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall historical financial information presentation.

We believe that our audit provides a reasonable basis for our audit opinion.

*Review opinion*

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the historical *pro forma* financial information for the 18-month period ended 31 December 2004 and for the year ended 30 June 2003, are free of material misstatement. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and this provides less assurance than an audit. We have not performed an audit of the abovementioned historical financial information and, accordingly, we do not express an audit opinion thereon.

**Audit opinion**

In our opinion, the historical *pro forma* financial information of Kumba Iron Ore for the year ended 31 December 2005 fairly presents, in all material respects, the financial position at that date, and the results of the operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and the JSE Listings Requirements.

**Review opinion**

Based on our review, nothing has come to our attention that causes us to believe that the historical *pro forma* financial information of Kumba Iron Ore for the six-month period ended 30 June 2006, the 18-month period ended 31 December 2004 and the year ended 30 June 2003, are not fairly presented, in all material respects, in accordance with International Financial Reporting Standards and the JSE Listings Requirements.

**Consent**

We consent to the inclusion of this report, which will form part of the pre-listing statement to shareholders of Kumba Iron Ore, to be issued on or about 26 September 2006, in the form and context in which it appears.

Yours faithfully

**Deloitte & Touche**

Per **B W Smith**
*Partner*

# INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* BALANCE SHEET OF KUMBA IRON ORE POST-UNBUNDLING

The Directors
Kumba Iron Ore Limited
PO Box 9229
Pretoria
0001

12 September 2006

Dear Sirs

**INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* BALANCE SHEET OF KUMBA IRON ORE LIMITED POST-UNBUNDLING**

We have performed our limited assurance engagement in respect of the *pro forma* balance sheet set out on Appendix 2 to the pre-listing statement, dated on or about 9 October 2006, issued in connection with the unbundling of Kumba Resources Limited that is the subject of this pre-listing statement of Kumba Iron Ore Limited ("Kumba Iron Ore" or the "Company"). The *pro forma* balance sheet has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

**Directors' responsibility**

The directors are responsible for the compilation, contents and presentation of the *pro forma* balance sheet contained in the pre-listing statement and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* balance sheet has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Kumba Iron Ore Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* balance sheet disclosed in terms of the JSE Listings Requirements.

**Reporting accountants' responsibility**

Our responsibility is to express our limited assurance conclusion on the *pro forma* balance sheet included in the pre-listing statement of Kumba Iron Ore Limited. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on *Pro Forma* Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Sources of information and work performed**

Our procedures consisted primarily of comparing the unadjusted balance sheet with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Kumba Iron Ore Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* balance sheet with the directors of the Company in respect of the corporate actions that are the subject of the pre-listing statement.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Kumba Iron Ore and other information from various public, financial and industry sources.

Whilst our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

**Conclusion**

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of Sections 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* balance sheet has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Kumba Iron Ore; and
- the adjustments are not appropriate for the purposes of the *pro forma* balance sheet as disclosed.

**Deloitte & Touche**
*Registered Auditors*

Per **B W Smith**
*Partner*

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive
Sandton

National Executive: G G Gelink *Chief Executive,* A E Swiegers *Chief Operating Officer,* G M Pinnock *Audit,* D L Kennedy *Tax,* L Geeringh *Consulting,* M G Crisp *Financial Advisory,* L Bam *Strategy,* C R Beukman *Finance,* T J Brown *Clients & Markets,* S J C Sibisi *Public Sector and Corporate Social Responsibility,* N T Mtoba *Chairman of the Board,* J Rhynes *Deputy Chairman of the Board.* A full list of partners and directors is available on request.

# PRINCIPAL IMMOVABLE PROPERTY OWNED BY KUMBA IRON ORE

Details of farm land owned by Kumba Iron Ore are set out below:

| Portion | Farm number | Registration Division | Farm name | Deed number | Size (hectares) |
|---|---|---|---|---|---|
| **Northern Cape** | | | | | |
| – | 476 | Hay Road | Plaas 476 | HQ8/7 | 2 675 |
| – | 485 | Hay Road | Plaas 485 | HQ8/15 | 2 245 |
| – | 486 | Hay Road | Plaas 486 | HQ8/6 | 2 987 |
| R/E | 487 | Hay Road | Ploeg Fontein | HQ2/10 | 1 953 |
| R/E | 488 | Hay Road | Leeuw Fontein | HQ2/11 | 1 143 |
| R/E | 489 | Hay Road | Klip Bank Fontein | HQ3/17 | 1 676 |
| 1 | 538 | Hay Road | Plaas 538 | HQ1/3 | 899 |
| 2 | 538 | Hay Road | Plaas 538 | T314/1940 | 600 |
| R/E | 540 | Hay Road | Kappies Kareeboom | T715/1948 | 1 119 |
| – | 541 | Hay Road | Kapstevel | HQ/12/7 | 965 |
| 1 | 541 | Hay Road | Kapstevel | T5091/1894 | 491 |
| 2 | 542 | Hay Road | Kapstevel | T5092/1894 | 965 |
| 3 | 543 | Hay Road | Kapstevel | T11510/1910 | 491 |
| – | 614 | Hay Road | Strydfontein | T966/2005 | 1 365 |
| 1 | 270 | Kuruman Road | East | T479/1958 | 43 |
| R/E | 461 | Kuruman Road | Sekgame | KQ6/13 | 3 867 |
| R/E | 462 | Kuruman Road | Sims | T1247/1951 | 1 049 |
| 1 | 462 | Kuruman Road | Sims | T65/1929 | 221 |
| 1 | 463 | Kuruman Road | Uitkoms | T79/1968 | 1 324 |
| – | 465 | Kuruman Road | Kathu | TT2191-VQ19/14 | 2 703 |
| – | 467 | Kuruman Road | Mash | FT2181-VQ19/7 | 3 317 |
| – | 468 | Kuruman Road | Sacha | FT2343-KQ3/7 | 638 |
| 1 | 468 | Kuruman Road | Sacha | T8646/1918 | 1 225 |
| 2 | 468 | Kuruman Road | Sacha | T188/1949 | 840 |
| 3 | 468 | Kuruman Road | Sacha | T188/1949 | 299 |
| R/E | 469 | Kuruman Road | Woon | FT2348-KQ3/8 | 2 632 |
| 3 | 476 | Kuruman Road | Bishops Wood | T705/1949 | 188 |
| 1 | 540 | Kuruman Road | Fritz | T6713 | 948 |
| 5 | 540 | Kuruman Road | Fritz | T368/1947 | 190 |
| R/E | 541 | Kuruman Road | Gamagara | FT2079-VQ18/37 | 452 |
| 1 | 541 | Kuruman Road | Gamagara | T593/1950 | 560 |
| 2 | 541 | Kuruman Road | Gamagara | T594/1950 | 971 |
| 3 | 541 | Kuruman Road | Gamagara | T468/1954 | 452 |
| 4 | 541 | Kuruman Road | Gamagara | T467/1954 | 593 |
| R/E | 543 | Kuruman Road | Sishen | FT2040-VQ18/4 | 1 051 |
| 1 | 543 | Kuruman Road | Sishen | T300/1934 | 1 153 |
| 1 | 544 | Kuruman Road | Bruce | T186/1981 | 422 |
| 5 | 544 | Kuruman Road | Bruce | T284/1994 | 91 |
| R/E | 557 | Kuruman Road | Mashwening | C0409 | 1 680 |
| **Total** | | | | | **46 482** |
| **North West** | | | | | |
| 39 | 376 | Iq | Oudedorp | T1560/909 | 61 |
| 5 | 442 | Iq | Eigenaarsfontein | DU1000/800 | 800 |
| 12 | 141 | Jq | Doornkloof | T2508/974 | 39 |
| **Total** | | | | | **900** |

| Portion | Farm number | Registration Division | Farm name | Deed number | Size (hectares) |
|---|---|---|---|---|---|
| **Mpumalanga** | | | | | |
| – | 442 | It | The Cascade | DB72/168 | 1 324 |
| R/E | 443 | It | Haarlem | DB34/1 | 1 570 |
| **Total** | | | | | **2 894** |
| **Limpopo** | | | | | |
| 12 | 342 | Kq | Mooivalei | T11235/960 | 79 |
| 10 | 344 | Kq | Donkerpoort | T5010/1963 | 2 560 |
| R/E | 345 | Kq | Kwaggashoek | DB341/30 | 2 607 |
| 1 | 350 | Kq | Wachteenbietjesdraai | T691/918 | 535 |
| 2 | 350 | Kq | Wachteenbietjesdraai | T691/918 | 828 |
| 3 | 350 | Kq | Wachteenbietjesdraai | T8494/932 | 207 |
| 4 | 350 | Kq | Wachteenbietjesdraai | T10602/933 | 18 |
| 5 | 350 | Kq | Wachteenbietjesdraai | T15572/934 | 76 |
| 13 | 350 | Kq | Wachteenbietjesdraai | T5264/950 | 1 |
| 40 | 350 | Kq | Wachteenbietjesdraai | T50710/994 | 5 |
| 46 | 350 | Kq | Wachteenbietjesdraai | T73476/2001 | 141 |
| R/E | 351 | Kq | Buffelshoek | DB174/40 | 1 860 |
| 1 | 351 | Kq | Buffelshoek | T3726/896 | 937 |
| 1 | 352 | Kq | Grootfontein | T3727/896 | 914 |
| **Total** | | | | | **10 767** |

## SUBSIDIARY COMPANIES

Details of the subsidiary companies of Kumba Iron Ore are set out below:

| Name of subsidiary, registration number, place of incorporation and date of incorporation | Direct holding company | Issued share capital | Nominal value per share | Percentage held directly | Effective date of becoming a subsidiary | Principal business |
|---|---|---|---|---|---|---|
| SIOC<br>**2000/011085/07**<br>**South Africa**<br>**7 June 2000** | Kumba Iron Ore | 100 | R1 | 74 | 7 June 2000 | Iron Ore |
| Manganore Iron Mining Limited<br>**1947/027790/06**<br>**South Africa**<br>**15 December 1947** | SIOC | 50 000 | R2 | 50 | 1 July 2001 | Iron Ore Exploration |
| Pietersburg Iron Ore Company (Proprietary) Limited<br>**1979/04859/07**<br>**South Africa**<br>**11 September 1979** | SIOC | 8 000 | No par | 50 | 1 July 2001 | Iron Ore Exploration |
| Sibelo Resources Development (Proprietary) Limited<br>**2003/003304/07**<br>**South Africa**<br>**12 February 2003** | SIOC | 2 | R1 | 50 | 1 July 2003 | Iron Ore Exploration |
| Mineco Limited<br>**20801/4605**<br>**Mauritius**<br>**30 June 1998** | SIOC | 2 | GBP1 | 100 | 13 Dec 2003 | Finance Leasing |
| Oreco Leasing Limited<br>**20799/4603**<br>**Mauritius**<br>**30 June 1998** | SIOC | 1 Class A<br>1 Class B | GBP1 | 100<br>Class B | 4 Nov 2002 | Finance Leasing |
| Vulcan Leasing Limited<br>**20785/4589**<br>**Mauritius**<br>**30 June 1998** | SIOC | 2 | GBP1 | 100 | 1 Aug 2005 | Finance Leasing |
| Kumba International BV<br>**24251134**<br>**The Netherlands**<br>**19 September 1994** | SIOC | 4 389 | €455 | 100 | 1 July 2001 | Iron Ore Marketing |
| Kumba Hong Kong Limited<br>**30820640/000/11**<br>**Hong Kong**<br>**29 November 1999** | Kumba International BV | 1 000 | HK$1 | 100 | 1 July 2001 | Iron Ore Marketing |

| Name of subsidiary, registration number, place of incorporation and date of incorporation | Direct holding company | Issued share capital | Nominal value per share | Percentage held directly | Effective date of becoming a subsidiary | Principal business |
|---|---|---|---|---|---|---|
| Kumba International Trading BV **34218341** **The Netherlands** **23 December 2004** | Kumba Internatonal BV | 180 | €100 | 100 | 23 Dec 2004 | Iron Ore Marketing |
| Groler Investments Limited **CH170/3013/665/7** **Switzerland** **8 June 1988** | Kumba International BV | 1 000 | CHF100 | 100 | 8 June 1988 | Holding company |
| Handlon BV **24247371** **The Netherlands** **20 April 1994** | Kumba International BV | 40 000 | €0.45 | 100 | 20 April 1994 | Iron Ore Marketing |
| Kumba Shipping Hong Kong Limited **1013409** **Hong Kong** **13 December 2005** | Kumba International BV | 1 000 | HK$1 | 100 | 13 Dec 2005 | Bulk Ore Shipping |
| Safore (Proprietary) Limited **1966/003353/07** **South Africa** **28 April 1966** | SIOC | 1 000 | R1 | 40 | 27 June 1975 | Bulk Ore Shipping |
| Sishen Shipping (Proprietary) Limited **1966/003219/07** **South Africa** **25 April 1966** | SIOC | 400 | R1 | 40 | 30 June 1966 | Bulk Ore Shipping |
| Downs Holdings BV **24285645** **The Netherlands** **29 June 1998** | Kumba International BV | 40 | €455 | 100 | 29 June 1998 | Holding Company |
| Kumba Iron Ore Holdings BV **34250360** **The Netherlands** **16 June 2006** | SIOC | 180 | €100 | 100 | 16 June 2006 | Holding Company |

None of the abovementioned subsidiaries are listed on the JSE.

# DIRECTORSHIPS OF THE KUMBA IRON ORE DIRECTORS

| Name of director | Company | Registration number | *Directorship status* |
|---|---|---|---|
| **E J Myburgh** | Sishen Iron Ore Company (Proprietary) Limited | 2000/011085/07 | Active |
| | Trans Orient Ore Supplies Limited | 62373 | Active |
| | Rosh Pinah Zinc Corporation (Proprietary) Limited | 380 | Active |
| | Trans Orient Ore Supplies Limited | 62373 | Active |
| | Colliery Training College | 1965/007106/07 | Active |
| | Kumba Iron Ore Limited | 2005/015852/06 | Active |
| | Glen Douglas Dolomite (Proprietary) Limited | 1934/005306/07 | Resigned |
| | The Vryheid (Natal) Railway Coal and Iron Company Limited | 1992/006978/06 | Resigned |
| | Colonna Properties (Proprietary) Limited | 1963/002162/07 | Resigned |
| | Kumba Coal (Proprietary) Limited | 2000/011078/07 | Resigned |
| | South Dunes Coal Terminal Company (Proprietary) Limited | 1996/017852/07 | Resigned |
| | The Durban Navigation Collieries (Proprietary) Limited | 1968/012989/07 | Resigned |
| **V P Uren** | AACMED Holdings (Proprietary) Limited | 1993/001281/07 | Active |
| | Amzim Holdings Limited | 781/63 | Active |
| | Anglo American Corporation Zimbabwe Limited | 3090/92 | Active |
| | Anglo American Farms Limited | 1902/000387/06 | Active |
| | Unki Mines (Proprietary) Limited | 3031/89 | Active |
| | Vergelegen Wine Estate (Proprietary) Limited | 1965/010196/07 | Active |
| | Vergelegen Wines (Proprietary) Limited | 1954/001713/07 | Active |
| | AECI Limited | 1924/002590/06 | Resigned |
| | Abalyn Investments Holdings Limited | 1982/003070/06 | Resigned |
| | Anmercosa Broking Agents (Proprietary) Limited | 1993/001287/07 | Resigned |
| | Botswana Ash (Proprietary) Limited | 95/536 | Resigned |
| | Cashew Investments Limited | 1966/006795/06 | Resigned |
| | Gallego Investments Limited | 1983/008690/06 | Resigned |
| | Hoddle Investment Holdings 1 (Proprietary) Limited | 2006/005195/07 | Resigned |
| | Hoddle Investment Holdings 2 (Proprietary) Limited | 2006/004847/07 | Resigned |
| | Hoddle Investment Holdings 3 (Proprietary) Limited | 2006/004849/07 | Resigned |
| | Hoddle Investment Holdings 4 (Proprietary) Limited | 2006/005153/07 | Resigned |
| | Hoddle Investment Holdings 5 (Proprietary) Limited | 2006/005146/07 | Resigned |
| | Hoddle Investment Holdings 6 (Proprietary) Limited | 2006/005286/07 | Resigned |
| | Lasan Investment Holdings Limited | 1983/008877/06 | Resigned |
| | Tawny Eagle Holdings (Proprietary) Limited | 1975/004463/07 | Resigned |
| | Amfarms Realisation Company Limited | 2003/016484/06 | Resigned |
| | Anglo Platinum Limited | 1946/022452/06 | Resigned |
| | Avgold Limited | 1990/007025/06 | Resigned |
| | Western Areas Limited | 1959/003209/06 | Resigned |
| **P L Zim** | Anglo American South Africa Limited | 1917/005309/06 | Active |
| | Anglo Operations Limited | 1921/006730/06 | Active |
| | Afripalm Holdings (Proprietary) Limited | 1998/008959/07 | Active |
| | AngloGold Ashanti Limited | 1944/017354/06 | Active |
| | Carol Thomas Investments (Proprietary) Limited | 2004/032463/07 | Active |
| | Joadrome Investments (Proprietary) Limited | 1978/003496/07 | Active |
| | Kumba Resources Limited | 2000/011076/06 | Active |
| | Sanlam Limited | 1959/001562/06 | Active |
| | Telkom SA Limited | 1991/005476/06 | Active |
| | Zim Holdings (Proprietary) Limited | 2004/015993/07 | Active |
| | Afripalm Resources (Proprietary) Limited | 2006/011933/07 | Active |
| | Joint Aid Management (Proprietary) Limited | 1983/011022/08 | Active |
| | Global Africa Consulting (Proprietary) Limited | 2001/026407/07 | Active |
| | Global Africa Fund (Proprietary) Limited | 2005/044577/07 | Active |
| | Global Africa Group (Proprietary) Limited | 2005/04420/07 | Active |
| | Global Africa Mining (Proprietary) Limited | 2003/002768/07 | Active |
| | Global Africa Platinum (Proprietary) Limited | 2005/044219/07 | Active |
| | Global Africa Ventures (Proprietary) Limited | 2001/025768/07 | Active |
| | Klatrade 850 (Proprietary) Limited | 2006/025508/07 | Active |
| | Newshelf 664 (Proprietary) Limited | 2001/025418/07 | Active |
| | Phuthuma Futhi Investments (Proprietary) Limited | 1997/022116/07 | Active |
| | Phuthuma Investments (Proprietary) Limited | 1995/006055/07 | Active |
| | Sanlam Life Insurance Limited | 1998/021121/06 | Active |

| Name of director | Company | Registration number | Directorship status |
|---|---|---|---|
| | The Advertising Standards Authority of South Africa | 1995/000784/08 | Active |
| | Anglo South Africa Capital (Proprietary) Limited | 1999/002391/07 | Resigned |
| | Anglo Platinum Limited | 1946/022452/06 | Resigned |
| | Anglo Zimele Empowerment Initiative Limited | 1975/004445/06 | Resigned |
| | Electronic Media Network Limited | 1985/002853/06 | Resigned |
| | International co-productions (Proprietary) Limited | 1988/003030/07 | Resigned |
| | Kamoka Reserve Company (Proprietary) Limited | 2002/005165/07 | Resigned |
| | Mobile Telephone Networks (Proprietary) Limited | 1993/001436/07 | Resigned |
| | Mobile Telephone Networks Holdings (Proprietary) Limited | 1993/001411/07 | Resigned |
| | MTN Group Limited | 1994/009584/06 | Resigned |
| | MTN International (Proprietary) Limited | 1998/002351/07 | Resigned |
| | Oracle Airtime Sales (Proprietary) Limited | 1995/001791/07 | Resigned |
| | St Mary's School Waverley Foundation | 1925/008073/08 | Resigned |
| | Supersport International (Proprietary) Limited | 1997/004108/07 | Resigned |
| | Supersport International Holdings Limited | 1997/004203/06 | Resigned |
| | Supersport United Football Club (Proprietary) Limited | 1994/002185/07 | Resigned |
| **P M Baum** | AACMED Holdings (Proprietary) Limited | 1993/001281/07 | Active |
| | Anglo American Group Employee Shareholders Nominees Limited | 1987/006582/06 | Active |
| | Anglo American South Africa Finance Limited | 2003/015144/06 | Active |
| | Anglo Corporate Enterprises (Proprietary) Limited | 1999/002392/07 | Active |
| | Anglo Operations (Aus) (Proprietary) Limited | ACN084204606 | Active |
| | Anglo Operations Limited | 1921/006730/06 | Active |
| | Anglo SA (Proprietary) Limited | 1998/000877/07 | Active |
| | Anglo SA Capital (Proprietary) Limited | 1999/002391/07 | Active |
| | Anglo Ventures (SA) (Proprietary) Limited | 1996/016611/07 | Active |
| | Manakin Investments B.V. | 24269152 | Active |
| | Mbulwa Estates Limited | 1966/011035/06 | Active |
| | Tenon Investment Holdings (Proprietary) Limited | 2001/024808/07 | Active |
| | Amfarms Realisation Company Limited | 2003/016484/06 | Active |
| | Amzim Holdings Limited | 781/63 | Active |
| | Anglo American Corporation Zimbabwe Limited | 3090/92 | Active |
| | Anglo American Farms Limited | 1902/000387/06 | Active |
| | Business Partners Limited | 1981/00918/06 | Active |
| | Hulett Aluminium (Proprietary) Limited | 1940/013924/07 | Active |
| | Kumba Resources Limited | 2000/011076/06 | Active |
| | Orient Oceans Holdings Limited | 401909 | Active |
| | Longboat Limited | 1936/007617/06 | Active |
| | Samancor Manganese (Proprietary) Limited | 2003/020080/07 | Active |
| | The Tongaat-Hulett Group Limited | 1892/000610/06 | Active |
| | Unki Mines (Proprietary) Limited | 3031/89 | Active |
| | Vergelegen Wines (Proprietary) Limited | 1954/001713/07 | Active |
| | Vergelegen Wine Estate (Proprietary) Limited | 1965/010196/07 | Active |
| | Anglo Platinum Limited | 1946/022452/06 | Active |
| | Anglo Zimele Empowerment Initiative Limited | 1975/004445/06 | Resigned |
| | Buttercup Company Limited | 1980/007071/06 | Resigned |
| | Fermain Nominees Limited | 1968/011410/06 | Resigned |
| | Longmeadow Home Farm Limited | 1960/002998/06 | Resigned |
| | Steppe Eagle Limited | 1974/003938/06 | Resigned |
| | Mondi South Africa Limited | 1967/013038/06 | Resigned |
| | AECI Limited | 1924/002590/06 | Resigned |
| | Anglo American Corporation of South Africa Limited | 1917/005309/06 | Resigned |
| | Anglo American Group Employee Shareholder Nominees Limited | 1987/006582/06 | Resigned |
| | Anglo American Investment Trust Limited | 05/08081/06 | Resigned |
| | Anglo American Research Laboratories (Proprietary) Limited | 1991/004412/07 | Resigned |
| | Anglo American South Africa Limited | 1917/005309/06 | Resigned |
| | Anglovaal Mining Limited | 1933/004580/06 | Resigned |
| | Balgo Nominees (Proprietary) Limited | 1998/000889/07 | Resigned |
| | Bellatrix Finance Company (Proprietary) Limited | 1991/004417/07 | Resigned |
| | Dido Nominees Limited | 1968/012559/06 | Resigned |
| | Hermanus Riviera Estates (Proprietary) Limited | 1970/000867/07 | Resigned |
| | High Ground Investments Limited (registered as an external company) | 1997/017435/10 | Resigned |
| | Mandara Nominees (Proprietary) Limited | 1998/000811/07 | Resigned |
| | Mbulwa Estate Limited | 1966/011035/06 | Resigned |
| | Mondi South Africa Limited | 1967/013038/06 | Resigned |
| | Peruke Investment Holdings (Proprietary) Limited | 2001/024805/07 | Resigned |
| | Petard Nominees Limited | 1968/011245/06 | Resigned |
| | Premsab Holdings Limited | 1963/002024/06 | Resigned |

| Name of director | Company | Registration number | Directorship status |
|---|---|---|---|
| | Ravenswood House Limited | 1981/004225/06 | Resigned |
| | Reatile Investment Holdings (Proprietary) Limited | 2001/029927/07 | Resigned |
| | Resident Nominees Limited | 1961/000567/06 | Resigned |
| | Roodekrans Farm (Proprietary) Limited | 1966/006929/07 | Resigned |
| | Taurus Nominees Limited | 1968/012607/06 | Resigned |
| | Tenon Investment Holdings (Proprietary) Limited | 2001/024808/07 | Resigned |
| | Whorl Investment Holdings (Proprietary) Limited | 2001/024798/07 | Resigned |
| | Yoch Investment Holdings (Proprietary) Limited | 2001/024848/07 | Resigned |
| | Zambia Copper Investments Limited | 1970/000023/06 | Resigned |
| | Zambia Copper Investments Limited (registered as an external company) | 1970/000023/06 | Resigned |
| | Ampros (Proprietary) Limited | 1962/004693/06 | Resigned |
| | Amvest (Private) Limited | 545/59 | Resigned |
| | Amzim Gold Mines Limited | 113/83 | Resigned |
| | Anglo American Corporation Services Limited | 807/131/63 | Resigned |
| | Anglo American Financial & Technical Services (Private) Limited | 3031/89 | Resigned |
| | Bindura Nickel Corporation Limited | 552/66 | Resigned |
| | BSR Limited | 428/67 | Resigned |
| | Highveld Steel and Vanadium Corporation Limited | 1960/001900/06 | Resigned |
| | Hippo Valley Estates Limited | 371/56 | Resigned |
| | Iron Duke Pyrites (Private) Limited | 833/65 | Resigned |
| | NRI Limited | 257/53 | Resigned |
| | Oric Limited | 1031/57 | Resigned |
| | Portland Holdings Limited | 84/46 | Resigned |
| | Prospecting Ventures Limited | 94/67 | Resigned |
| | Prospects of Zimbabwe (Private) Limited | 143/70 | Resigned |
| | Prospects of Zimbabwe t/a Zimbabwe Alloys International Limited | 143/70 | Resigned |
| | RIL Limited | 530/60 | Resigned |
| | Samancor Limited | 1926/008883/06 | Resigned |
| | Trojan Nickel Mine Limited | 252/64 | Resigned |
| | Zimbabwe Alloys Limited | 43/50 | Resigned |
| | Zimbabwe Alloys Mines Limited | 854/71 | Resigned |
| | Zimshelf Two Investment Holdings (Proprietary) Limited | 2003/025028/07 | Resigned |
| **G S Gouws** | Algorax (Proprietary) Limited | 1959/001830/07 | Active |
| | Atlantis Business Park (Proprietary) Limited | 1978/005149/07 | Active |
| | The Export-Import Finance Corporation of SA (Proprietary) Limited | 1999/024009/07 | Active |
| | Findevco (Proprietary) Limited | 1970/003653/07 | Active |
| | Hernic Ferrochrome (Proprietary) Limited | 1994/008293/07 | Active |
| | Impofin (Proprietary) Limited | 1987/001456/07 | Active |
| | Industrial Development Corporation of South Africa Limited | 1940/014201/06 | Active |
| | Kindoc Nominees (Proprietary) Limited | 1962/000702/07 | Active |
| | Konbel (Proprietary) Limited | 1963/000263/07 | Active |
| | Konoil (Proprietary) Limited | 1969/015941/07 | Active |
| | Umicore Autocat SA (Proprietary) Limited | 1998/012260/07 | Active |
| | Columbus Stainless (Proprietary) Limited | 1999/002477/07 | Resigned |
| | Kumba Resources Limited | 2000/011076/06 | Resigned |
| | Mittal Steel South Africa Limited | 1989/002164/06 | Resigned |
| **P B Matlare** | Vodacom Service Provider Company (Proprietary) Limited | 1991/001471/07 | Active |
| | Vodacom (Proprietary) Limited | 1993/003367/07 | Active |
| | Aero Connexion (Proprietary) Limited | 2003/020314/07 | Active |
| | Cointel V A S (Proprietary) Limited | 1999/015755/07 | Active |
| | Consolidated News Agencies (Proprietary) Limited | 1936/007744/07 | Active |
| | Goldfields Drive-In (Proprietary) Limited | 1956/000289/07 | Active |
| | Madira Investment Holdings (Proprietary) Limited | 2002/030653/07 | Active |
| | Skenia Telematics (Proprietary) Limited | 1990/003683/07 | Active |
| | That Record Company (Proprietary) Limited | 1997/015385/07 | Active |
| | Rugby Broadcasting (Proprietary) Limited | 1990/001814/07 | Active |
| | Southern African Broadcasting Association (Proprietary) Limited | 2002/016401/08 | Active |
| | Natural World Merchants (Proprietary) Limited | 1997/015793/07 | Resigned |
| | Natural World Merchants Holdings (Proprietary) Limited | 1998/023730/07 | Resigned |
| | Fincor Leasing (Proprietary) Limited | 1969/012317/07 | Resigned |
| | Co-Ordinated Network Investments (Proprietary) Limited | 1988/007294/07 | Resigned |
| | Africa On Air (Proprietary) Limited | 1995/008672/07 | Resigned |
| | African Renaissance Holdings Limited | 1994/001385/06 | Resigned |
| | Cape Talk (Proprietary) Limited | 1996/006094/07 | Resigned |
| | Cartad In-Store Media (Proprietary) Limited | 1995/002158/07 | Resigned |
| | Cinemark (Proprietary) Limited | 1997/010939/07 | Resigned |
| | Comuta Net (Proprietary) Limited | 1996/002271/07 | Resigned |

| Name of director | Company | Registration number | Directorship status |
|---|---|---|---|
| | Kaizer Chiefs (Proprietary) Limited | 1997/019477/07 | Resigned |
| | Knowledge Factory (Proprietary) Limited | 1997/000687/07 | Resigned |
| | Metropolis Transactive Holdings Limited | 1998/020783/06 | Resigned |
| | Primedia Limited | 1993/003355/06 | Resigned |
| | Primedia Broadcasting (Proprietary) Limited | 1994/003707/07 | Resigned |
| | Primedia Broadcasting Management Company (Proprietary) Limited | 1996/012335/07 | Resigned |
| | Primedia Education (Proprietary) Limited | 1999/015759/07 | Resigned |
| | Primedia Face 2 Face (Proprietary) Limited | 1990/007033/07 | Resigned |
| | Primedia Pictures (Proprietary) Limited | 1997/014672/07 | Resigned |
| | Primovie Management (Proprietary) Limited | 1997/010927/07 | Resigned |
| | Ster-Kinekor Home Entertainment (Proprietary) Limited | 1983/009045/07 | Resigned |
| **N D Moyo** | UAC of Nigeria plc | RC 341 | Active |
| | Banque Commerciale du Rwanda SA | A010/Kig | Active |
| | Comafin Management (Proprietary) Limited | 2003/026602/10 | Active |
| | Batanai Capital Finance | 5668/96 | Active |
| | African Management *Services Company* BV (AMSCO) (Amsterdam) | 210339 | Resigned |
| | Summit Auto SA (Proprietary) Limited | 1995/007271/07 | Resigned |
| **D D Mokgatle** | Peotona Group Holdings (Proprietary) Limited | 2005/026925/07 | Active |
| | Peotona Capital (Proprietary) Limited | 2005/029200/07 | Active |
| | Electricity Distribution Industry Holdings (Proprietary) Limited | 2003/005572/07 | Active |
| | Fenner Conveyor Belting (South Africa) (Proprietary) Limited | 2006/006830/07 | Active |
| | Kubu Holdings (Proprietary) Limited | 2004/035606/07 | Active |
| | Kumba Iron Ore (Proprietary) Limited | 2005/015852/06 | Active |
| | Matseke Endoscopy (Proprietary) Limited | 1999/024304/07 | Resigned |
| | Matsibogo Investment Holdings (Proprietary) Limited | 2003/000348/07 | Active |
| | Mittal Steel South Africa Limited | 1989/002164/06 | Resigned |
| | Nbi-National Business Initiative For Growth Development And Democracy | 1995/003141/08 | Resigned |
| | Pebble Bed Modular Reactor (Proprietary) Limited | 1999/017946/07 | Resigned |
| | Peotona Development (Proprietary) Limited | 2006/000596/08 | Active |
| | Peotona Development Investments (Proprietary) Limited | 2006/023879/07 | Active |
| | Sasfin Bank Limited | 1951/002280/06 | Active |
| | The Iq Business Group (Proprietary) Limited | 2000/004691/07 | Active |
| | Umbono Capital (Proprietary) Limited | 2000/008789/07 | Resigned |
| | Wipcapital (Proprietary) Limited | 1997/021195/07 | Resigned |
| | Women Investment Portfolio Holdings Limited | 1996/001291/06 | Resigned |
| | Ponahalo Capital (Proprietary) Limited | 2005/029180/07 | Active |
| | The Pridwin Foundation | 1959/000819/08 | Active |
| **A J Morgan** | Kumba Resources Limited | 2000/011076/06 | Active |
| | Eskom Holdings Limited | 2002/015527/06 | Active |
| | Flaming Silver Trading 71 (Proprietary) Limited | 2003/017830/07 | Active |
| | Kumba Iron Ore Limited | 2005/015852/06 | Active |

# EXTRACTS FROM THE ARTICLES OF KUMBA IRON ORE

## ISSUE OF SHARES AND VARIATION OF RIGHTS

**3.1** Subject to any relevant provisions of the memorandum of association of the Company and the statutes and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares in the Company, any shares whether in the initial or in any increased capital may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time determine. Preference shares may be issued and existing shares may be converted into preference shares on the basis that they are, or at the option of the Company are liable, to be redeemed on such terms and in such manner as shall be prescribed in these Articles or the resolution authorising or effecting such issue or conversion. If there are cumulative and/or non-cumulative preference shares in the capital of the Company, the following right shall attach to such shares: No further securities ranking in priority to, or *pari passu* with, existing preference shares, of any class, shall be created or issued without the consent in writing of the holders of 75% (seventy-five percent) of the existing preference shares of such class, or the sanction of a resolution of the holders of such class of preference shares, passed at a separate general meeting of such holders, at which preference members holding in aggregate not less than $^{1}/_{4}$ (one-quarter) of the total votes of all the preference members holding securities in that class entitled to vote at that meeting, are present in person or by proxy, and the resolution has been passed by not less than $^{3}/_{4}$ (three-quarters) of the total votes to which the members of that class, present in person or by proxy, are entitled.

**3.2** Unissued equity securities shall be offered to existing members *pro rata to their shareholding*, unless issued for the acquisition of assets, However, with the prior approval of the Company in a general meeting and subject to the statutes, and the approval of the Issuer Services Division of the JSE (where necessary) any securities in the Company authorised but unissued from time to time may be issued by the directors to such person or persons on such terms and conditions and with such rights or restrictions attached thereto as the directors may determine.

**3.3** All or any of the rights, privileges or conditions for the time being attached to any class of shares for the time being forming part of the share capital of the Company may (unless otherwise provided by the terms of issue of the shares of that class) whether or not the Company is being wound up, be varied in any manner with the consent in writing of the holders of not less than $^{3}/_{4}$ (three-quarters) of the issued shares of that class, or with the sanction of a resolution passed in the same manner as a special resolution of the Company at a separate general meeting of the holders of the shares of that class. The provisions of these Articles relating to a general meeting shall *mutatis mutandis* apply to any such separate general meeting, except that:

**3.3.1** the necessary *quorum* shall be a member or members of the class present in person, or represented by proxy and holding at least 51% (fifty-one per cent) of the capital paid or credited as paid on the issued shares of that class;

**3.3.2** if at any adjourned meeting of such holders a *quorum* as above defined is not present, those holders who are present shall be a *quorum*; and

**3.3.3** any holder of shares of the class present in person or represented by proxy may demand a poll and, on a poll, shall have 1 (one) vote for each share of the class of which he is the holder.

## PROCEEDINGS AT MEETINGS OF MEMBERS

**12.1** All business that is transacted at a general meeting, and all that is transacted at the annual general meeting, with the exception of the declaration or sanctioning of a dividend, the consideration of the audited financial statements, the appointment of auditors, the election and/or re-election of directors, the fixing of directors' emoluments and placing the control over the unissued share capital in the hands of the directors, shall be deemed to be special business.

**12.2** Business may be transacted at any meeting of members only while a *quorum* is present. 3 (three) members personally present (or if the member is a body corporate the body corporate must be represented) and entitled to vote shall be a *quorum* for a general meeting and an annual general meeting.

**12.3** If within 10 (ten) minutes from the time appointed for the meeting a *quorum* is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or, if that day be a public holiday, to the next succeeding day which is not a public holiday, Saturday or Sunday and if at such adjourned meeting a *quorum* is not present within 10 (ten) minutes from the time appointed for the meeting, the members present in person, and represented by proxy, shall be a *quorum*.

**12.4** The Chairman, if any, of the board of directors shall preside as Chairman at every meeting of members of the Company. If there is no such Chairman, or if at any meeting he is not present within 15 (fifteen) minutes after the time appointed for holding the meeting or is unwilling to act as Chairman, the members present shall choose some director, or if no director be present, or if all the directors present decline to take the chair, they shall choose some member present to be Chairman of the meeting.

**12.5** The Chairman may, with the consent of any meeting at which a *quorum* is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned as a result of a direction given in terms of any applicable provision in the statutes, notice of the adjourned meeting shall be given in the manner prescribed by such provision but, save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

**12.6** Subject to the provisions of the Companies Act, at any general meeting of the Company, unless a poll is demanded:

**12.6.1** by the Chairman; or

**12.6.2** by not less than 5 (five) members having the right to vote at the meeting; or

**12.6.3** by a member or members representing not less than $^{1}/_{10}$ (one-tenth) of the total voting rights of all the members having the right to vote at the meeting; or

**12.6.4** by a member or member entitled to vote at the meeting and holding in the aggregate not less than $^{1}/_{10}$ (one-tenth) of the issued share capital of the Company,

a declaration by the Chairman that a resolution has been carried, or carried by a particular majority, or lost, or not carried by a particular majority, shall be final and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

**12.7** If a poll is demanded as aforesaid it shall be taken in such manner and at such place and time as the Chairman of the meeting directs and either immediately or after an interval or adjournment (not exceeding 7 (seven) days). Scrutineers shall be elected to count the votes and to declare the result of the poll and their declaration, which shall be announced by the Chairman of the meeting, shall be deemed to be the resolution of the meeting at which the poll was demanded. In case of any dispute as to the admission or rejection of a vote, the Chairman of the meeting shall determine the same, and the determination of the Chairman made in good faith shall be final and conclusive.

**12.8** In the case of an equality of votes on a poll, the Chairman of the meeting at which the voting on a poll takes place, shall be entitled to a second or casting vote. In the case of an equality of votes on a show of hands, the Chairman shall be entitled to demand a vote on a poll.

**12.9** The demand for a poll shall not prevent the continuation of a meeting for the transaction of any business other than the question upon which the poll has been demanded. The demand for a poll may be withdrawn.

## 13. VOTES OF MEMBERS

**13.1** Subject to any rights or restrictions attaching to any class or classes of shares and to the provisions of Article 6.2, on a show of hands a member of the Company present in person or by proxy shall have only 1 (one) vote irrespective of the number of shares he holds or represents, provided that a proxy shall irrespective of the number of members he represents have only 1 (one) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the Company or if the share capital is divided into shares of no par value, shall be entitled to 1 (one) vote in respect of each share he holds. No objection shall be raised to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

**13.2** When there are joint registered holders of any shares any one of such persons may vote at any meeting in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present or represented at any meeting, that one of the said persons whose name stands first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

**13.3** Any person entitled to a share in terms of Article 6.2 may vote at any meeting in respect thereof in the same manner as if he were the registered holder of that share: Provided that (except where the directors have previously accepted his right to vote in respect of that share) 24 (twenty-four) hours at least before the time of holding the meeting at which he proposes to vote, he shall have satisfied the directors that he is entitled to exercise the right referred to in Article 6.2. Several executors of a deceased member in whose name shares stand in the register shall, for the purposes of this Article, be deemed joint holders of those shares.

**13.4** A proxy need not be a member of the Company.

**13.5** The form appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a corporate body, under the hand of an officer or agent authorised by that body. The holder of a general or special power of attorney given by a member shall be entitled to vote, if duly authorised under that power to attend and take part in the meetings and proceedings of the Company or companies generally, whether or not he be himself a member of the Company. The form appointing a proxy shall be deemed to confer authority to demand a poll.

**13.6** The form appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the offices of the Company's transfer secretaries for the time being in South Africa or the office of the Company's transfer secretaries for the time being in England or, if so resolved by the directors, at any other place(s) considered to be appropriate by the directors, not less than 48 (forty-eight) hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time for holding the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, and in default the form of proxy shall not be treated as valid. No form appointing a proxy shall be valid after the expiration of 6 (six) months from the date when it was signed, except at an adjourned meeting or on a poll demanded at a meeting or adjourned meeting in cases where the meeting was originally held within 6 (six) months from the said date, unless so specifically stated in the proxy itself. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

**13.7** Subject to the provisions of the Companies Act, a form appointing a proxy may be in any usual or common form.

## BORROWING POWERS

**14.1** Subject to any regulations, from time to time made by the Company in general meeting, the directors may borrow from time to time for the purposes of the Company or secure the payment of such funds as they think fit.

**14.2** The borrowing powers of the subsidiaries of the Company shall be subject to any limitations imposed by the directors on the borrowing powers of the Company.

## DIRECTORS

**15.1** Until otherwise determined by a meeting of members, the number of directors shall not be less than 4 (four) nor more than 12 (twelve).

**15.2** The directors shall have power at any time and from time to time to appoint any person as a director, either to fill a casual vacancy or as an addition to the board, but so that the total number of the directors shall not at any time exceed the maximum number fixed. Subject to the provisions of Article 16.2, any person appointed to fill a casual vacancy or as an addition to the board shall retain office only until the next following annual general meeting of the Company and shall then retire and be eligible for re-election.

**15.3** The appointment of a director shall take effect upon compliance with the requirements of the statutes.

**15.4** The shareholding qualification for directors and alternate directors may be fixed, and from time to time varied, by the Company at any meeting of members and unless and until so fixed no qualification shall be required.

**15.5** The remuneration of the directors shall from time to time be determined by the Company in general meeting.

**15.6** The directors shall be paid all their travelling and other expenses properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the directors or of committees thereof, and if any director shall be required to perform extra services or to go or to reside abroad or otherwise shall be specially occupied about the Company's business, he shall be entitled to receive a remuneration to be fixed by a disinterested *quorum* of the directors which may be either in addition to or in substitution for the remuneration provided for in Article 15.5.

**15.7** The continuing directors may act, notwithstanding any casual vacancy in their body, so long as there remain in office not less than the prescribed minimum number of directors duly qualified to act; but if the number falls below the prescribed minimum, the remaining directors shall not act except for the purpose of filling such vacancy or calling general meetings of members.

**15.8** A director shall cease to hold office as such:

**15.8.1** if he becomes insolvent, or assigns his estate for the benefit of his creditors, or suspends payment or files a petition for the liquidation of his affairs, or compounds generally with his creditors; or

**15.8.2** if he becomes of unsound mind; or

**15.8.3** if he is absent from meetings of the directors for 6 (six) consecutive months without leave of the directors and is not represented at any such meetings during such 6 (six) consecutive months by an alternate director and the directors resolve that the office be vacated, provided that the directors shall have power to grant any director leave of absence for any or an indefinite period; or

**15.8.4** if he is removed under Article 15.16; or

**15.8.5** 1 (one) month or, with the permission of the directors earlier, after he has given notice in writing of his intention to resign; or

**15.8.6** if he shall pursuant to the provisions of the statutes be disqualified or cease to hold office or be prohibited from acting as director; or

**15.8.7** if he is removed from office by a resolution signed by all the other directors.

**15.9** The Company and the directors shall comply with the provisions of the statutes with regard to the disclosure of the interests of directors in contracts or proposed contracts; subject thereto, no director or intending director shall be disqualified by his office from contracting with the Company, either with regard to such office or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company, in which any director shall be in any way interested, be or be liable to be avoided, nor shall any directors so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established.

**15.10** No director shall, as a director, vote in respect of any contract or arrangement in which he is so interested as aforesaid, and if he does so vote, his vote shall not be counted, nor shall he be counted for the purpose of any resolution regarding the same in the *quorum* present at the meeting, but these prohibitions shall not apply to:

**15.10.1** any contract or dealing with a Company or partnership or corporation of which the directors of the Company or any of them may be directors, members, managers, officials or employees or otherwise interested;

**15.10.2** any contract by or on behalf of the Company to give to the directors or any of them any security by way of indemnity or in respect of advances made by them or any of them;

**15.10.3** any contract to subscribe for or to underwrite or sub-underwrite any shares in or debentures or obligations of the Company or any Company in which the Company may in any way be interested;

**15.10.4** any resolution to allot shares in or debentures or obligations of the company to any director of the Company or to any matter arising out of or consequent upon any such resolution;

**15.10.5** any contract for the payment of commission in respect of the subscription for such shares, debentures or obligations.

The above prohibitions may at any time or times be suspended or relaxed to any extent by the Company in general meeting.

**15.11** A director, notwithstanding his interest, may be counted in the *quorum* present at any meeting whereat any other director is appointed to hold any office or place of profit under the Company or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement notwithstanding that at such meeting his own appointment or an arrangement in connection therewith is a matter before the board of directors.

**15.12** Subject to the provisions of the statutes, any general notice given to the directors of the Company by a director to the effect that he is a member of a specified company or firm shall comply with the provisions of the statutes.

**15.13** For the purpose of this Article an alternate director shall not be deemed to be interested in any contract or arrangement merely because the director for whom he is an alternate is so interested.

**15.14** Nothing in this Article contained shall be construed so as to prevent any director as a member from taking part in and voting upon all questions submitted to a general meeting whether or not such director shall be personally interested or concerned in such questions.

**15.15** A director may be employed by or hold any office of profit under the Company or under any subsidiary company in conjunction with the office of director, other than that of auditor of the Company or of any subsidiary company, and upon such terms as to appointment, remuneration and otherwise as the directors may determine, and any remuneration so paid may be in addition to the remuneration payable in terms of Article 15.5 or 15.6: Provided that the appointment of a director in any other capacity in the Company and his remuneration must be determined by a disinterested *quorum* of directors.

**15.16** Subject to the provisions of the statutes, the Company may by ordinary resolution remove any director before the expiration of his period of office and by an ordinary resolution elect another person in his stead. The person so elected shall hold office until the next following annual general meeting of the Company and shall then retire and be eligible for re-election.

**15.17** The Company may by ordinary resolution in general meeting from time to time increase or reduce (but not below 4 (four)) the number of directors and may also determine in what manner or rotation such increased (or reduced) number is to go out of office. Whenever such increase is made the members at the said meeting or failing them the directors may fill the new seats so created.

**ROTATION OF DIRECTORS**

**16.1** At the first annual general meeting all the directors for the time being, and at the annual general meeting held in each year after the first annual general meeting $^{1}/_{3}$ (one-third) of the directors, or if their number is not a multiple of 3 (three), then the number nearest to, but not less than $^{1}/_{3}$ (one-third) shall retire from office, provided that in determining the number of directors to retire no account shall be taken of any director who by reason of the provisions of Articles 17.2 and/or 15.14 is not subject to retirement, provided that no less than $^{1}/_{2}$ (one-half) of the number of directors in office may be appointed to such position. The directors so to retire at each annual general meeting shall be firstly those retiring in terms of Article 15.2 and secondly those referred to in terms of Article 15.15 and lastly those who have been longest in office since their last election or appointment. As between directors of equal seniority, the directors to retire shall, in the absence of agreement, be selected from among them by lot: Provided that notwithstanding anything herein contained, if, at the date of any annual general meeting any director will have held office for a period of 3 (three) years since his last election or appointment he shall retire at such meeting, either as one of the directors to retire in pursuance of the foregoing or additionally thereto. A retiring director shall act as a director throughout the meeting at which he retires. The length of time a director has been in office shall, save in respect of directors appointed or elected in terms of the provisions of Articles 15.2 and 15.15, be computed from the date of his last election or appointment.

**16.2** Retiring directors shall be eligible for re-election. No person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for election to the office of director at any general meeting unless, not less than 7 (seven) days nor more than 14 (fourteen) days before the day appointed for the meeting, there shall have been given to the secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of the intention of such member to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

**16.3** Subject to Article 16.2, the Company in general meeting may fill the vacated offices by electing a like number of persons to be directors and may fill any other vacancies. In electing directors the provisions of the statutes shall be complied with.

**16.4** If at any annual general meeting at which an election of directors ought to take place, the place of any retiring director is not filled, he shall if willing continue in office until the dissolution of the annual general meeting in the next year, and so on from year to year until his place is filled, unless it shall be determined at such meeting not to fill such vacancy.

**MANAGING DIRECTORS**

**17.1** The directors may from time to time appoint one or more of their number to be managing director or joint managing directors of the Company or to be the holder of any other executive office in the Company, including for the purposes of these Articles the office of the Chairman and may, subject to any contract between him or them and the Company, from time to time terminate his or their appointment and appoint another or others in his or their place or places.

**17.2** A managing director may be appointed by contract for a maximum period as determined by the directors from time to time and he shall not be subject to retirement by rotation and not be taken into account in determining the rotation of retirement of directors, during the period of any such contract, subject always to Article 16.1. The managing director shall be eligible for reappointment at the expiry of any period of appointment. Subject to the terms of his contract, he shall be subject to the same provisions as to removal as the other directors and if he ceases to hold the office of director from any cause he shall *ipso facto* cease to be a managing director.

**17.3** A director appointed in terms of the provisions of Article 17.1 to the office of managing director of the Company, or to any other executive office in the Company, may be paid in addition to the remuneration payable in terms of Article 15.5 or 15.6, such remuneration – not exceeding a reasonable maximum in each year – in respect of such office as may be determined by a disinterested *quorum* of the directors.

**17.4** The directors may from time to time entrust and confer upon a managing director or other executive officer for the time being such of the powers and authorities vested in them as they think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they may think expedient and they may confer such powers and authorities either collaterally with, or to the exclusion of, and in substitution for, all or any of the powers and authorities of the directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers and authorities. A managing director appointed pursuant to the provisions hereof shall not be regarded as an agent or delegate of the directors and after powers have been conferred upon him by the directors in terms hereof he shall be deemed to derive such powers directly from this Article.

**ALTERNATE DIRECTORS**

**20.1** Any director shall have the power to nominate another person approved by the board to act as alternate director in his place during his absence or inability to act as such director, and may at his discretion remove such alternate director. On such appointment being made, the alternate director shall, in all respects, be subject to the terms and conditions existing with reference to the other directors of the Company. A person may be appointed as alternate to more than one director. Where a person is alternate to more than one director or where an alternate director is a director, he shall have a separate vote, on behalf of each director he is representing in addition to his own vote, if any.

**20.2** The alternate directors, whilst acting in the place of the directors who appointed them, shall exercise and discharge all the duties and functions of the directors they represent. The appointment of an alternate director shall cease on the happening of any event which, if he were a director, would cause him to cease to hold office in terms of these Articles or if the director who appointed him ceases to be a director, or gives notice to the secretary of the Company that the alternate director representing him shall have ceased to do so. An alternate director shall look to the director who appointed him for his remuneration.

**POWERS OF DIRECTORS**

**21.1** The management of the Company shall be vested in the directors who, in addition to the powers and authorities expressly conferred upon them by these Articles, may exercise all such powers, and do all such acts and things, as may be exercised or done by the Company and are not hereby or by the statutes expressly directed or required to be exercised or done by the Company in general meeting (including without derogating from the generality of the aforegoing or from the rights of the members, the power to resolve that the Company be wound up), but subject nevertheless to such management and control not being inconsistent with these Articles or with any resolution passed at any general meeting of the members in accordance therewith; but no resolution passed by the Company in general meeting shall invalidate any prior act of the directors which would have been valid if such resolution had not been passed. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the directors by any other Article.

**21.2** It is hereby declared pursuant to the provisions of the statutes that although the directors shall have power to enter into a provisional contract for the sale or alienation of the undertaking of the Company, or the whole or the greater part of the assets of the Company, such provisional contract shall become binding on the Company only in the event of the specific transaction proposed by the directors being approved by a resolution passed by the Company in general meeting.

**21.3** The directors shall have power to delegate to any person or persons any of their powers and discretions and to give to any such person or person's power of sub-delegation.

**21.4** Without in any way limiting or restricting the general powers of the directors to grant pensions, allowances, gratuities and bonuses to officers or ex-officers, employees or ex-employees of the Company or the dependants of such persons, it is hereby expressly declared that the directors may from time to time without any further sanction or consent of the Company in general meeting (but subject to the statutes) grant pensions, gratuities or other allowances to any person or to the widow or dependants of any deceased person in respect of services rendered by him to the Company as managing director, executive director, general manager or manager, or in any other office or employment under the Company, notwithstanding that he may continue to be or be elected a director or may have been a director of the Company, of such amounts, for such period, whether for life or for a definite period or for a period terminable on the happening of any contingency or event, and generally upon such terms and conditions as the directors in their discretion may from time to time think fit. For the purpose of this Article, the expression "executive

participant shall be obliged to pay for the underlying shares. On a participant's death, the executor may exercise any unexercised options and pay for the underlying shares (within six months after the date of death), and the executor shall be entitled to pay for exercised options within such six-month period. If a participant's option is exercised by him or his estate (on retirement or death), the participant (or his estate) shall be deemed to have sold the shares to the Kumba Iron Ore Trust at a price per share equal to the last price at which Kumba Iron Ore shares traded on the JSE on the last trading day preceding the date of termination of employment. On termination of the participant's employment for any other reason, unexercised options will lapse forthwith and the share debt in respect of exercised options shall be paid to the Kumba Iron Ore Trust when the participant is entitled or obliged to do so in terms of the Kumba Iron Ore Scheme.

**11.** No voting rights or entitlement to dividends shall arise in respect of options granted (or shares issued in respect of options exercised) to participants, until such time as the underlying shares are released in terms of the Kumba Iron Ore Scheme. On the winding-up, dissolution or final de-registration of Kumba Iron Ore, the Kumba Iron Ore Trust will have no right to recover any further share debt from the participants and the Kumba Iron Ore Scheme (including any unexercised options under the Kumba Iron Ore Scheme) will lapse in respect of all participants.

**12.** The provisions of the Kumba Iron Ore Scheme and Kumba Iron Ore Trust Deed will be capable of amendment by the board of directors of Kumba Iron Ore and the trustees of the Kumba Iron Ore Trust, subject to the prior approval of the JSE, provided that no amendment shall operate in respect of the following matters unless such amendments have received the approval of the Company in a general meeting:

- the persons who may become beneficiaries under the Kumba Iron Ore Scheme;
- the total number and percentage of shares subject to the Kumba Iron Ore Scheme;
- the fixed maximum percentage entitlement of participation by any one participant;
- the basis for determining the price at which the Kumba Iron Ore Scheme shares are acquired by participants and/or the period within or after which payments may be paid or called and the procedure to be adopted on termination of employment or retirement of a participant; and
- the voting, dividend, transfer and other rights (including those arising on the liquidation of Kumba Iron Ore) attaching to the scheme shares.

The trustees of the share incentive trust are P L Zim and P B Matlare. The trustees may not be beneficiaries in terms of the Kumba Iron Ore Scheme.

# SALIENT FEATURES OF THE PLANS

## GLOSSARY OF TERMS

| | |
|---|---|
| "Auditors" | the Auditors of the Company as determined from time to time; |
| "Business Day" | any day on which the JSE is open for the transaction of business; |
| "Closed Period" | a closed period as defined in the Listings Requirements applicable to the Company from time to time; |
| "Committee" | the Remuneration Committee of the board of Directors of the Company or any other duly authorised committee of the board of Directors of the Company constituted by it for purposes of the Plans, and the members of which do not hold any executive office with any Participating Company; |
| "Company" | Kumba Iron Ore Limited (registration number 2005/015852/06); |
| "Cost to Company" | monthly remuneration payable to employees including company contributions to retirement funds but excluding circumstantial allowances, company medical aid contributions, statutory employment cost and variable employment cost such as overtime payments and bonuses; |
| "Conditional Award" | a conditional award of Shares granted to an Employee in terms of the LTIP; |
| "DBP" | the Kumba Iron Ore Deferred Bonus Plan 2006; |
| "Date of Grant" | the date with effect from which the Committee resolves to grant a Share Appreciation Right or Conditional Award to an Employee as is specified in the Letter of Grant; |
| "Date of Offer" | the date with effect from which the Committee resolves to grant a Matching Award to an Employee as specified in the Offer to Participate; |
| "Directors" | the board of Directors of the Company from time to time or any committee thereof to whom the powers of the Directors in respect of the Plan are delegated in terms of the Company's articles of association; |
| "Employee" | any person holding full time salaried employment or office of the Group; |
| "Escrow Agent" | the person or entity appointed by the Committee from time to time to hold Pledged Shares in escrow on behalf of Participants; |
| "Exercise Price" | the Market Value of a Share on the Business Day immediately preceding the SAR Exercise Date; |
| "Face Value of Grant" | the Market Value of the Shares related to Grants determined at the Grant Date; |
| "Financial Year" | the financial year of the Company which currently runs from 1 January to 31 December each year; |
| "Grant" | the award of a Share Appreciation Right or a Conditional Award; |
| "Grant Price" | the Market Value of the Share on the Business Day immediately preceding the Date of Grant of the Share Appreciation Right; |
| "Group" | the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Companies Act; |
| "IFRS 2" | the International Financial Reporting Standard 2, dealing with the accounting treatment of equity-based payments; |
| "JSE" | the JSE Limited; |
| "LTIP" | the Kumba Iron Ore Long Term Incentive Plan 2006; |
| "Letter of Grant" | a document prepared by the Participating Company which details the following:<br>• name of the Employee to whom the SARs are granted, the number of Shares in respect of which the SARs are granted, the Grant Price and any applicable Performance Conditions; or |

- name of the Participant to whom the Conditional Award is granted, the number of Shares in respect of which the Conditional Award is granted and any applicable Performance Conditions pertaining thereto; or
- name of the Participant, the maximum after-tax portion of the annual bonus to be applied in acquiring the Pledged Shares and the number of Matching Shares relating to each Pledged Share, the Pledge Period, Vesting Date, Release Date and any applicable conditions pertaining thereto;

| | |
|---|---|
| "Market Value" | in relation to a Share on any particular day, the volume weighted average price of a Share as on that day as quoted on the JSE; |
| "Matching Award" | a conditional award of *Shares made to a Participant* under the DBP; |
| "Offer to Participate" | a document prepared by the Company inviting a Participant to participate in the SAR, LTIP or DBP and which details the offer and any applicable conditions pertaining thereto; |
| "Participant" | an Employee to whom a Grant/Offer has been made and who has accepted such Grant/Offer and may include the executor of his deceased estate, but excludes non-executive directors; |
| "Participating Company" | the Company and its subsidiaries and associated organisations as determined by the directors from time to time, all as defined in the Companies Act; |
| "Performance Condition" | the condition specified in the Letter of Grant, to which an award is subject; |
| "Performance Period" | the period in respect of which a Performance Condition is to be satisfied as specified in the Letter of Grant; |
| "*Plans*" | the SAR, LTIP and DBP; |
| "Pledged Shares" | a number of Shares acquired by a Participant with a portion of the after-tax component of his annual bonus in terms of the DBP; |
| "Reconstruction or Takeover" | any take-over, merger or reconstruction however effected, including a reverse take-over, re-organisation or scheme of arrangement sanctioned by the court or any other corporate action, but does not include any event which consists of or is part of an internal reconstruction which does not involve any change in control of the Company; |
| "Release Date" | the date on which the settlement for the Vested Matching Award is made and the Pledged Shares are released from the pledge, in terms of the DBP; |
| "SAR" | the Kumba Iron Ore Share Appreciation Right Scheme 2006; |
| "SAR Period" | the period starting on the Date of Grant and ending at the end of the day stated as the date on which the Share Appreciation Rights will lapse as specified in the Letter of Grant; |
| "Settlement Date" | the date of which Shares are delivered as a result of the Vesting of awards under the Plans and "Settlement" shall bear a corresponding meaning; |
| "Share Appreciation Right" | a right to receive Shares in terms of the SAR to the value of the difference between the Exercise Price and the Grant Price; |
| "Shares" | ordinary shares of one cent, or as adjusted, each in the capital of the Company and includes any shares or securities acquired as a result of a Reconstruction or Take-over and which are attributable to such ordinary shares representing them following a Reconstruction or Take-over; and |
| "Vesting Date" | the date on which a SAR becomes exercisable on fulfilment of the Performance Conditions; or<br>the date on which a Participant becomes entitled to the Conditional Award due to the fulfilment of Performance Conditions under the LTIP; or<br>the date on which the Participant becomes entitled to the Matching Award in terms of *the DBP.* |

**Introduction**

The Share Appreciation Right Scheme 2006, Long Term Incentive Plan 2006 and Deferred Bonus Plan 2006, collectively, the Plans will include participation by executive directors and selected employees of the Group ("Participants"). The purpose of the Plans is to recognise contributions made by selected Employees and to provide for an incentive for their continuing relationship with the Group, by providing them with the opportunity of receiving Shares in the Company, thereby providing Participants with an incentive to advance the Group's interests and to ensure that the Group attracts and retains the core competencies required for formulating and implementing the Group's business strategies.

A summary of the main terms of the Plans is set out below:

**The SAR**

Eligible Employees will receive annual grants of Share Appreciation Rights, which are rights to receive Shares equal to the value of the difference between the Exercise Price and the Grant Price.

Vesting of the Share Appreciation Rights is subject to a Performance Condition. The duration and specific nature of the Performance Condition and Performance Period will be stated in the Letter of Grant and will be determined by the Committee on an annual basis. The intended performance and SAR Period will, respectively, be three and seven years. Retesting of the Performance Condition is permitted on the first and second anniversary of the end of the Performance Period.

After vesting, the Share Appreciation Rights will become exercisable. Upon exercise by a Participant the Participating Company will settle the value of the difference between the Exercise Price and the Grant Price, by delivering Shares. Share Appreciation Rights not exercised within the SAR Period will lapse.

**The LTIP**

Eligible Employees will receive annual grants of Conditional Awards.

The Conditional Award will vest after the Performance Period if, and to the extent that the Performance Conditions have been satisfied. The duration and specifics of the Performance Condition and Performance Period will be stated in the Letter of Grant. The intended Performance Period is three years and the Committee will determine the Performance Conditions on an annual basis.

No retesting of the Performance Condition will be allowed.

The Performance Conditions will determine if, and to what extent, the Conditional Award will vest. Upon vesting of the Conditional Award the Participating Company will procure the delivery of Shares to settle the value of the vested portion of the Conditional Award. The Conditional Awards which do not vest at the end of the Performance Period will lapse.

**The DBP**

Eligible Employees will be permitted to use a portion of the after tax component of their annual bonus to acquire shares (Pledged Shares). A simultaneous conditional Matching Award will be made to the Participant on the condition that he remains in the employ of the Participating Company and retains the Pledged Shares for the duration of the Pledge Period.

The Participant remains the full owner of the Pledged Shares for the duration of the Pledge Period and will enjoy all shareholder rights in respect of the Pledged Shares. Pledged Shares can be withdrawn from escrow at any stage, but the conditional Matching Award will be forfeited in the event that the Pledged Shares are withdrawn during the Pledge Period.

**Eligibility**

Any person holding full-time salaried employment or office of the Group including an executive Director of the Group is eligible to participate.

**Limits**

**Shares available for the Plans:**

The aggregate number of Shares which may be allocated under the Plans over any rolling 10 (ten)-year period following the adoption of the Plans on any day, when added to the total number of unexercised Share Appreciation Rights, unvested Conditional Awards and unvested Matching Awards previously allocated under the Plans and any Shares allocated to employees under any other managerial share scheme operated by the Company shall not exceed 10% (ten) percent of the number of issued ordinary shares of the Company;

The Committee may, with the approval of the JSE, where required, adjust the number of Shares available for the Plans (without the prior approval of the Company in a general meeting) on a proportionate basis to take account of:

- a capitalisation issue or a rights offer of Shares or a sub-division or consolidation of Shares of the Company or a reduction of capital or a capitalisation issue in lieu of Shares or payment of monies to shareholders of the Company; and
- any other circumstances where such adjustment may be necessary or appropriate, except a new issue of Shares by the Company for acquisition purposes or a waiver of pre-emptive rights and for cash,

provided that the Auditors shall confirm in writing that any adjustment has been properly calculated on a reasonable and equitable basis. Such adjustment should give a participant the same proportion of the Company's capital as that to which he would have been entitled prior to the adjustment.

**Individual limit**

The maximum number of Shares allocated to all unvested awards granted to any Participant in respect of the Plans and any other managerial share scheme operated by the Company, shall not exceed the limit determined from time to time by the Directors, which number of Shares shall not exceed 1% (one percent) of the issued ordinary share capital of the Company which at the date of listing will be a maximum of 321 352 801 ordinary shares, and which may change from time to time.

In addition, the aggregate expected value of all benefits relating to Offers and Grants under the Plans, and any other managerial share scheme operated by the Company, awarded in any Financial Year may, at Date of Grant or Date of Offer, not exceed the value of such Employee's Cost to Company in that Financial Year.

**SAR limit**

The Committee, acting on behalf of any Participating Company may not grant SARs to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

**LTIP limit**

The Committee, acting on behalf of any Participating Company, may not grant Conditional Awards to an Employee in any Financial Year if it would at the proposed Date of Grant cause the Face Value of Grant which such Employee has been granted in that Financial Year to exceed 100% (one hundred percent) of the Employee's Cost to Company at the proposed Date of Grant.

**DBP limit**

The Committee, acting on behalf of any Participating Company, may not make an Offer to Participate to an Employee in any Financial Year if it would at the proposed Date of Offer cause the Face Value of Grant which such Employee has been Granted in that Financial Year to exceed 30% (thirty percent) of the Employee's Cost to Company at the proposed Date of Grant.

**Termination of employment**

**General**

If a Participant's employment with any Participating Company terminates for any lawful reason other than as set out below, all unexercised (vested and unvested) Share Appreciation Rights will lapse on such cessation except to the extent that the Committee shall determine otherwise in their discretion.

All unvested Conditional Awards (under the LTIP) and unvested Matching Awards will lapse and a Participant will have no further entitlement to any awards.

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill-health, disability, retirement, death or any other reason which the Company may consider appropriate, the Committee may, in its absolute discretion by written notice to the Participant or his executor, permit a proportion of his unvested Share Appreciation Rights, unvested Conditional Awards and unvested Matching Awards to vest on the date of cessation of employment. The proportion of the awards that vest under the DBP should reflect the number of months served of the Pledge Period. The proportion of awards that vest under the SAR and LTIP would reflect the number of months serviced in the Performance Period and in the opinion of the Committee the extent to which the Performance Conditions have been met.

If a Participant's employment with any Participating Company terminates by reason of his retrenchment, ill-health, disability, retirement, death or any other reason which the Company may consider appropriate the Participant or his executor (which ever is applicable) will have a period of 1 (one) year (or such extended period as the Committee regard as appropriate) from date of cessation of employment to exercise vested Share Appreciation Rights.

**Settlement method**

The main intention of the Plans is to settle the benefits by delivering Shares to Participants. The Company may, on instruction of the Committee and Directors, settle the awards by issuing new shares, subject to the Plan limits. Alternatively, the Participating Company may, on instruction of the Directors and the Committee instruct any third party to acquire and deliver the Shares to Participants employed by such Participating Company. Notwithstanding the foregoing, the Participating Company may, on instruction of the Directors and the Committee as a fallback provision only, pay any Participant an equivalent amount in cash in lieu of any Shares in settling the awards granted in terms of the SAR and LTIP only. Awards under the DBP can only be settled in equity.

**Reconstruction or Take-over**

In the event of a Reconstruction or Take-over of the Company before the Vesting Date, the Committee shall prior to the Reconstruction or Take-over review the Performance Condition (SAR and LTIP) and the extent to which it has been satisfied up to the date of the Reconstruction or Take-over, and calculate the number of awards to vest in each Participant accordingly. The

number of Share Appreciation Rights and Conditional Awards that vest shall reflect the number of months served in the Performance Period. The Committee must review the period served of the Pledge Period ("DBP") and consider the number of Pledged Shares held at that time in order to calculate the number of Matching Awards to vest in each Participant accordingly.

If there is an internal reconstruction or other event which does not involve any substantial change in the ultimate control of the Company, and therefore is not a Reconstruction or Take-over, or if any other event happens which may affect Grants, including the Shares ceasing to be listed on the JSE, the Committee may take such action as it considers appropriate to protect the interests of Participants, including converting Grants into equivalent grants in respect of shares in one or more other companies, provided the Participant is no worse-off.

**Variation in share capital**

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, before the Vesting Date in case of the SAR or Settlement Date in case of the LTIP, the Committee may make such adjustment to the number of Share Appreciation Rights in terms of the SAR and Shares in terms of the LTIP comprised in the relevant Grants, or the Grant Price of such Share Appreciation Rights as it deems appropriate. Such adjustment should place the Participant in the same and no worse position as he was prior to the rights issue, capitalisation issue or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Companies Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Vesting Date ("SAR") or Settlement Date ("LTIP").

The following provisions are relevant in the case of the DBP:

**Pledged Shares**

The Participant shall be entitled to give instructions as to the choice to be made in respect of Pledged Shares held by the Escrow Agent on his behalf. The Escrow Agent shall transfer to the Participant any proceeds on the sale of rights, and any securities issued on the take up of rights, at the Participant's request.

**Matching Awards**

In the event of a rights issue, capitalisation issue, unbundling, any other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution in specie or a payment in terms of section 90 of the Companies Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date in respect of a Matching Award, the Committee shall make such adjustment to the number of Matching Awards comprised in the relevant Offers as it thinks appropriate. Such adjustment should place the Participant in no worse position as he was prior to the rights issue, capitalisation issue, unbundling, other corporate action or other event affecting the share capital of the Company, a demerger (in whatever form) or in the event of the Company making distributions including a distribution *in specie* or a payment in terms of section 90 of the Companies Act (other than a dividend paid in the ordinary course of business out of the current year's retained earnings) or in terms of a repurchase of Shares before the Settlement Date.

**Amendments and termination**

Subject to the provisions of the Plans, the Committee may in its discretion alter, vary or add to these terms and conditions as it thinks fit. Amendments to these terms and conditions may only affect Grants which have already been made if they are to the advantage of Participants.

Except as provided in the Plans, the provisions relating to:

- eligibility to participate in the Plans and Scheme;
- the aggregate percentage of Shares subject to the Plans and Scheme;
- the basis for determining Grants and Offers;
- the adjustment of Grants/Offers in the event of a variation of capital of the Company;
- the voting, dividend and other rights attaching to the Shares of the Plan or Scheme; and
- the limitations on benefits or maximum entitlements,

may not be amended without the prior approval by ordinary resolution of shareholders of the Company in a general meeting.

The Committee may make minor amendments to benefit the administration of the Plans or Scheme, to comply with or take account of the provisions of any proposed or existing legislation or to obtain or maintain favourable, taxation or regulatory treatment of any company in the Group or any present or future Participant.

# SALIENT FEATURES OF THE SIOC ESPS

## 1. RATIONALE FOR THE SIOC ESPS

The rationale for the implementation of the SIOC ESPS is to provide a framework for the incentivisation and retention of certain employees in SIOC, and further provide for the promotion by SIOC of broad-based black economical empowerment and to increase broad-based and effective participation in the equity of SIOC by HDSAs as contemplated in the Mining Charter.

## 2. MECHANICS OF THE SIOC ESPS

**2.1** The SIOC ESPS will be funded by SIOC in terms of a contribution agreement entered into between SIOC and the SIOC ESPS Trust.

**2.2** The SIOC ESPS will have a first term of five years, provided that the term will come to an earlier end if the SIOC ESPS Trust breaches any of its obligations relating to its HDSA status. The SIOC ESPS may have a second term on the same basis as the first term, starting on the expiry of the first term. The term is referred to as "the Capital Appreciation Period".

**2.3** SIOC will allot and issue 360 SIOC ESPS shares, representing approximately 3% of SIOC's issued ordinary share capital as at the completion of the Kumba Resources empowerment transaction, to the SIOC ESPS Trust. The SIOC ESPS Trust will hold these SIOC ESPS shares for the benefit of SIOC employee beneficiaries.

**2.4** The Trustees of the SIOC ESPS Trust ("the SIOC Trustees") will create units which will, when issued to a SIOC employee beneficiary, confer on that SIOC employee beneficiary the rights, benefits and obligations stipulated in the SIOC ESPS Trust Deed ("Units"). Each Unit will be linked to SIOC shares ("the Underlying Shares").

**2.5** The cost of the SIOC ESPS is estimated at R156 million.

## 3. DISTRIBUTION OF INCOME AND CAPITAL

**3.1** SIOC employee beneficiaries will be entitled to receive:

**3.1.1** 50% of any dividend, or deemed dividend, received by the SIOC ESPS Trust in respect of all the Underlying Shares divided by the number of holders of Units ("Unitholders") which are also eligible employees in terms of the SIOC ESPS Trust deed ("Eligible Employees"), on the date of distribution ("the Dividend Distribution");

**3.1.2** a capital distribution, net of cost of realisation, within the month after the expiry of the relevant capital appreciation period, of the SIOC shares remaining in the SIOC ESPS Trust after the repurchase of SIOC shares in terms of the subscription agreement ("the Distributed Shares") *pro rata* to the number of Units held rounded down to the nearest whole number ("the Capital Distribution").

**3.2** The SIOC employee beneficiaries will not be entitled to dispose of the Distributed Shares, other than in terms of the disposal by the SIOC ESPS trustees.

**3.3** If there are any remaining SIOC shares held by the SIOC ESPS Trust after the Capital Distribution, such SIOC shares will be disposed by the SIOC ESPS Trust to Kumba Iron Ore *mutatis mutandis* in exchange for shares in Kumba Iron Ore ("Kumba Iron Ore Shares"), which Kumba Iron Ore Shares will be disposed of by the SIOC ESPS trustees and the proceeds on these Kumba Iron Ore shares, net of cost of realisation, will be distributed to unitholders *pro rata* to the number of Units held.

**3.4** As soon as reasonably possible after the Capital Distribution, the SIOC ESPS trustees will, acting as agent for the SIOC employee beneficiaries, dispose of the Distributed Shares to Kumba Iron Ore ("the Kumba Iron Ore Disposal") in exchange for the issue of Kumba Iron Ore shares to the SIOC employee beneficiaries ("the Kumba Iron Ore Swapped Shares") in calculating the exchange ratio for purposes of the aforegoing exchange, the value of the Distributed Shares will, unless otherwise agreed in writing between the SIOC ESPS trustees, SIOC and Kumba Iron Ore prior to the date of the Capital Distribution, be determined by applying the price earnings ratio of Kumba Iron Ore to the most recent earnings of SIOC per SIOC share as per the latest audited financial statements of SIOC.

3.5 Each SIOC employee beneficiary will be entitled to elect whether to receive Kumba Iron Ore Swapped Shares or the cash value of the Kumba Iron Ore Swapped Shares, with the fallback position being the cash value.

3.6 Any amounts in respect of the Dividend Distribution or Capital Distribution will be forfeited if not claimed by beneficiaries within one year after expiry of the relevant Capital Appreciation Period.

## 4. SIOC ESPS TRUSTEES

4.1 SIOC employee beneficiaries and SIOC will appoint the trustees who will administer the SIOC ESPS Trust assets.

4.2 SIOC will appoint such number of trustees so as not to exceed one less than the number elected by SIOC employee beneficiaries.

4.3 Employee beneficiaries in geographical areas consisting of more than 1 000 SIOC employee beneficiaries will be entitled to elect two trustees, while SIOC employee beneficiaries in geographical areas with less than 1 000 SIOC employee beneficiaries will be entitled to elect one trustee.

4.4 One independent trustee having a financial background will be elected by the SIOC ESPS trustees appointed by SIOC and the employee beneficiaries, respectively.

4.5 All decisions of the SIOC ESPS trustees will be taken by a simple majority vote with each SIOC ESPS Trustee being entitled, at meetings of SIOC ESPS trustees, to exercise one vote. The Chairman of the meeting will have a second or casting vote in addition to his deliberate vote in the case of an equality of votes.

4.6 The SIOC ESPS Trust will, as registered holder of the SIOC shares, be entitled to vote the SIOC shares at all meetings of shareholders of SIOC, as well as at any separate class meeting of the holders of SIOC shares. The decision as to how to vote the SIOC shares will be made by the SIOC ESPS trustees in consultation with the employee beneficiaries in an attempt to ascertain the wishes of the majority of employee beneficiaries in this regard. If the wishes of the majority of employee beneficiaries cannot be ascertained, the SIOC ESPS trustees will come to a decision as to how to vote the SIOC shares. If the SIOC ESPS trustees cannot come to a decision in this regard, they will abstain from voting.

## 5. ELIGIBILITY FOR PARTICIPATION

5.1 An employee of a company within SIOC who:

5.1.1 is permanently employed by SIOC in the Capital Appreciation Period;

5.1.2 is employed in a qualifying country, being South Africa and any such other countries as the board of directors of SIOC may from time to time designate,

will be eligible to participate in the SIOC ESPS.

## 6. TERMINATION OF EMPLOYMENT

The policy document adopted in terms of the SIOC ESPS Trust deed makes detailed provision for the position in the event of retrenchment, retirement, retirement due to ill health, promotions or appointments into employee categories that participate in other employee or managerial share incentive schemes and inter-group movements, death of employee beneficiaries and dismissal or resignation of employee beneficiaries.

## 7. CORPORATE ACTIVITY

The policy document also makes detailed provision for the position in the event of certain corporate activities, such as the sale of operations or companies within SIOC, special dividends and capital distributions, rights issues, capitalisation shares, *pro rata* share repurchases, unbundling transactions, delisting, liquidation and offers to shareholders and consolidation and sub-division of shares.

## 8. SIOC ESPS RULES AND TRUST DEED

The SIOC ESPS Trust deed and the policy document issued in terms thereof are available for inspection at the registered office of Kumba Iron Ore in terms of paragraph 16 of this pre-listing statement.

# CORPORATE GOVERNANCE

### Overview

Kumba Iron Ore is committed to the highest standards of business integrity, ethical values and professionalism in all of its activities. As an essential part of this commitment, the board supports the highest standards of corporate governance and the directors are responsible to the Kumba Iron Ore shareholders for doing so. The key principles underpinning the corporate governance of the Company and systems of control that form an integral part of corporate governance are set out hereunder:

### Board of Directors

The board is responsible to the Kumba Iron Ore shareholders for setting the strategic direction of Kumba Iron Ore through the establishment of strategic objectives and key policies. In terms of the board charter, the board will meet on a regular basis, at least four times a year. The board will consider issues of strategic direction, major acquisitions and disposals and approve major capital expenditure and other matters having a material effect on Kumba Iron Ore. Presentations will be made to the board by business management on the activities of operations and both executive and non-executive directors will undertake regular visits to operations and projects.

The composition of the board, with a strong independent element, ensures that no one individual has unfettered powers of decision and authority.

The chairman is responsible for leading the board and for its effectiveness. He sets the agenda for meetings of the board in collaboration with the chief executive. The chairman, with the assistance of the company secretary, ensures that the directors receive timely, accurate and clear information before board meetings and updates of issues arising between meetings. The Executive Committee is responsible for the overall day-to-day management of the Company.

The directors have a wide range of expertise as well as significant experience in financial, commercial and mining activities. All directors have full access to internal and external auditors, and are encouraged to stay fully abreast of the Company's business through meetings with senior management and site visits. Induction, training and briefings are available to all directors on appointment and subsequently, as necessary, taking into account existing qualifications and experience.

All directors have access to management, and to the advice and services of the company secretary, and to such information as is needed to carry out their duties and responsibilities fully and effectively. Furthermore, all directors are entitled to seek independent professional advice concerning the affairs of the Company at its expense.

All directors are subject to election by shareholders at the first opportunity following their appointment. In addition, directors retire by rotation and stand for re-election by Kumba Iron Ore shareholders at least once every three years in accordance with the articles.

### Executive Management

### Executive Committee

The Executive Committee is a management advisory forum chaired by the chief executive and includes the finance director, a number of general managers, and the company secretary. The executive committee will meet on a monthly basis to assist the chief executive in formulating Group strategies, monitoring performance, defining Kumba Iron Ores' risk-tolerance capacity and acting as a sounding board on issues to be presented to the board and board committees.

### Committees of the Board

Subject to specific fundamental, strategic and formal matters reserved for its decision, the board delegates certain responsibilities to a number of standing committees, which operate within defined terms of reference laid down by the board. These committees are:

- Human Resources, Remuneration and Nomination;
- Safety & Sustainable Development; and
- Audit and Risk Management.

### Human Resources, Remuneration and Nomination Committee

The Human Resources, Remuneration and Nomination Committee, comprising solely non-executive directors, is responsible for:

- setting Human Resources and remuneration policies and practices for Company in general; and
- making recommendations on the composition of the board and board committees and ensuring that the board of directors consists of individuals who are equipped to fulfil the role of director of the Company.

### Safety and Sustainable Development Committee ("S&SD")

The S&SD Committee is responsible for developing framework policies and guidelines for the management of sustainable development issues, including safety, health and environmental matters and ensuring the progressive implementation of the same throughout the Company. The S&SD Committee will normally meet three times each year, including a visit to an operation and business unit heads will be invited to attend S&SD meetings. Each business unit head will make an annual safety and sustainable development presentation to the S&SD Committee.

### Audit and Risk Management Committee

The primary role of the Audit and Risk Management Committee is to ensure the integrity of financial reporting and the audit process, and that a sound risk management and internal control system is maintained. In pursuing these objectives the Audit and Risk Management Committee oversees relations with the external auditors and reviews the effectiveness of the internal audit function.

In fulfilling its responsibility of monitoring the integrity of financial reports to shareholders, the Audit and Risk Management Committee reviews accounting principles, policies and practices adopted in the preparation of public financial information and examines documentation relating to the annual report, annual review, interim report, preliminary announcements and related public reports.

The Audit and Risk Management Committee reviews regular internal and external audit reports on the results of audits at various operations.

The internal audit function reports directly to the Audit and Risk Management Committee and is accountable for maintaining company auditing standards, including risk reporting. Internal audits' mandate and annual audit coverage plans will be approved by the Audit and Risk Management Committee, and the Audit and Risk Management Committee will consider reports on the results of internal audit work and risk management information. The effectiveness of the Companies' internal audit functions will be evaluated by means of annual assessments against pre-determined criteria and periodic external peer reviews, the results of which will be reported to the Audit and Risk Management Committee.

The Audit and Risk Management Committee will comprise solely non-executive directors. The board, in consultation with the Audit and Risk Management Committee chairman, will make appointments to the Audit and Risk Management Committee. The board will ensure that the Audit and Risk Management Committee members have the skills and experience necessary to contribute meaningfully to the Audit and Risk Management Committees' deliberations. In addition, the chairman of the Audit and Risk Management Committee will have the requisite experience in accounting and financial management.

The Audit and Risk Management Committee will meet regularly as and when required.

### Policy on external auditors' independence

Kumba Iron Ore's policy on auditors' independence is consistent with the ethical standards promulgated by the Auditing Practices Board and published in December 2004.

### Internal control

The Executive Committee, as mandated by the board, will establish a system of internal control to manage significant Company risks. The board's policy on risk management encompasses all significant business risks to the Company, including financial, operational and compliance risk, which could undermine the achievement of business objectives. This system of risk management is designed so that the different businesses are able to tailor and adapt their risk management processes to suit their specific circumstances. There is clear accountability for risk management, which is a key performance area of line managers throughout the Company. The requisite risk and control capability is assured through board challenge and appropriate management selection and skills development. Managers are supported in giving effect to their risk responsibilities through policies and guidelines on risk and control management. Continuous monitoring of risk and control processes provides the basis for regular and exception reporting to business management and boards, the Executive Committee and the board. The risk assessment and reporting criteria are designed to provide the board with a consistent perspective of the key risks. The reports to the board include an assessment of the likelihood and impact of risks materialising, as well as risk mitigation initiatives and their effectiveness.

The system of internal control, which is embedded in all key operations, provides reasonable rather than absolute assurance that the Company's business objectives will be achieved within the risk tolerance levels defined by the board. Kumba Iron Ore seeks to have a sound system of internal control, based on the Company's policies and Anglo American plc group guidelines, in all material associates and joint ventures. In those companies that are independently managed, the directors who are represented on these organisations' boards seek assurance that significant risks are being managed.

The Company's internal audit functions have a formal collaboration process in place with the external auditors to ensure efficient coverage of internal controls. The Kumba Iron Ore internal audit function will be responsible for providing independent assurance to the Executive Committee and the board on the effectiveness of the risk management process throughout the Company.

**Whistleblowing programme**

A whistleblowing policy will be followed by the Company in line with Anglo American plc group policy. This programme, which is monitored by the Audit and Risk Management Committee, is aimed at enabling employees, customers, suppliers, managers or other stakeholders, on a confidential basis, to raise concerns in cases where conduct is deemed to be contrary to our values.

The programme makes available, via an independent service provider, a selection of telephonic, e-mail, web-based and surface mail communication channels, to any person who has information about unethical practice in the Company and its managed operations.

**Relations with shareholders**

The Company will maintain an active dialogue with its key financial audiences, including institutional shareholders and sell-side analysts. The Investor Relations and Corporate Affairs function will manage the ongoing dialogue with these audiences and regular presentations will take place at the time of interim and final results as well as during the rest of the year.

# AN INDEPENDENT COMPETENT PERSONS' REPORT ON THE MATERIAL PROPERTIES OF KUMBA IRON ORE LIMITED

*Prepared for:*

## Kumba Resources Limited

*Prepared by:*

Steffen, Robertson and Kirsten
(South Africa) (*Proprietary*) Limited
SRK House, 265 Oxford Road
Illovo, Johannesburg
Gauteng Province
Republic of South Africa

Tel: +27 – (0)11 – 441 1111
Fax: +27 – (0)11 – 441 1101

# CONTENTS

## TABLE OF FIGURES

# AN INDEPENDENT COMPETENT PERSONS' REPORT ON THE MINING ASSETS OF KUMBA IRON ORE LIMITED

## 1. INTRODUCTION

### 1.1 Background

SRK Consulting (South Africa) (Proprietary) Limited ("SRK") is a subsidiary of the international group holding company, SRK Global Limited (the "SRK Group"). SRK has been commissioned by the directors of Kumba Resources Limited ("Kumba Resources") to prepare an independent competent person's report ("CPR") on the principal assets (the "Material Properties") which will be incorporated into New Company Limited ("Exxaro") and Kumba Iron Ore Limited ("Kumba Iron Ore"). The description of the transaction is summarised in Section 1.2.1.

The Material Properties of Kumba Iron Ore comprise the following:

- A 74% interest in Sishen Iron Ore Company (Proprietary) Limited ("Sishen Iron Ore") which has:
  - A 100% interest in the Sishen Iron Ore Mine ("Sishen Mine"), including 100% in the first phase ("Phase I") of the Sishen Expansion Project ("SEP").
  - A 100% interest in the first phase (Phase I) of the Sishen South Project.
  - A 100% interest in the Thabazimbi Iron Ore Mine ("Thabazimbi Mine").
  - Various exploration properties located in South Africa.
- An exploration property in Senegal.

The Material Properties incorporated within the above companies have been valued by SRK and incorporated into the Equity Value derived for Kumba Iron Ore.

The other shareholders in Sishen Iron Ore will include Exxaro Resources Limited ("Exxaro"), with a 20% stake, with the remaining 6% being acquired by the Northern Cape Community Group and the Sishen Iron Ore Employee Share Option Plan.

### 1.2 Independent Technical Report – Requirement, Structure and Compliance

#### 1.2.1 Requirement

On 13 October 2005, Kumba Resources, Eyesizwe and Anglo American plc jointly announced a proposed transaction that would result in the establishment of:

- Exxaro, which will have significant coal, heavy minerals and zinc assets, together with a 20% holding in Sishen Iron Ore; and
- A newly listed company, Kumba Iron Ore, with a 74% interest in Sishen Iron Ore.

Pursuant to the transaction:

- Kumba Resources's 80% interest in Sishen Iron Ore will be transferred to Kumba Iron Ore and unbundled to all existing Kumba Resources shareholders Kumba Iron Ore will sell 3% to the SIOC Community Development Trust and 3% will be made available to the SIOC ESPS Trust.

The conditions precedent stated in the transaction document include, *inter alia,* fulfilling certain obligations in respect of compliance with various sections of the Listings Requirements of the JSE (the "Listings Requirements") and the Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code"). SRK has been informed that a copy of this CPR will be filed with the JSE and the SRP (hereinafter referred to as the "Regulatory Authorities") and distributed to shareholders.

#### 1.2.2 Structure

This CPR has been structured on a discipline basis according to:

- Geology;
- Mineral Resources and Mineral Reserves;
- Mining;
- Metallurgical Processing;
- Tailings Management;
- Engineering Infrastructure and Capital Projects;
- Management and Manpower;

- Occupational Health and Safety;
- Environmental Management;
- Aspects related to Financial Valuation.

### 1.2.3 Compliance

This CPR has been prepared in accordance with the following:

- The Listings Requirements, specifically Sections 12.3, 12.6, 12.8, 12.9 and 12.14;
- The March 2000 South African Code for Reporting of Mineral Resources and Mineral Reserves known as the SAMREC Code ("SAMREC") and published by the South African Mineral Resource Committee under the auspices of The South African Institute of Mining and Metallurgy; and
- The Securities Regulation Code on Take-overs and Mergers and the Rules of the SRP issued in terms of the Corporation Act (the "SRP Code").

In accordance with the Listings Requirements *and the contents of the* SAMREC Code, this CPR has been prepared under the direction of the Competent Person (the "CP") who assumes overall professional responsibility for the document (Section 1.8).

The CPR however is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to CP and SRK: 'all references to SRK mean the CP and *vice versa*'.

In compliance with Section 12.6 of the Listings Requirements, Table 1.1 presents a cross-reference between the Listing Requirements and the primary sections as included in this CPR.

**Table 1.1 Compliance Cross-reference**

| CPR Section | Compliance Requirements |
|---|---|
| Executive Summary | |
| 1 – Introduction | 12.3(a), (b), (c), (e); 12.6; 12.8(a); 12.9(a), (b), (c), (d), (e), (f); 12.11(a), (b); 12.14(a) – (viii), (xi), (xii), (xvi), (xvii), (xviii); 12.14(a); 12.14 (b) – (iv), (xvii). |
| 2 – The Material Properties | 12.10(d), (g), (h) – (i), (ii), (iii), (i), (j); 12.11(a), (b); 12.14(a) – (ix), (x), (xii), (xvii). |
| 3 – Geology | 12.10(a) – (xi), 12.10(b) – (i); 12.10(d). |
| 4 – Mineral Resources and Mineral Reserves | 12.10(a)(i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xiii), (xv), (xvi); 12.10(b) – (ii), (iii), (iv), 12.10(b) – (vi) – (1), (2), (3), (4), (5), (6), (7), (8), (9), 12.10(d); 12.10(f) – (i), (ii), 12.14(a) – (ii), (iii), (iv), (xii), (xiv), (xv), 12.14(b) – (ii). |
| 5 – Mining | 12.10(b) – (v), 12.10(d), 12.14(a) – (iv), (x), (xii). |
| 6 – Metallurgical Processing | 12.10(b) – (v), 12.14(a) – (v), (vi), (vii), (x), (xii), 12.14(b) – (iii). |
| 7 – Tailings Management | 12.14(a) – (xii) |
| 8 – Infrastructure and Capital Expenditure | 12.14(a) – (viii), 12.14(b) (vi). |
| 9 – Management and Manpower | 12.14(a) – (xii). |
| 10 – Occupational Health and Safety | 12.14(a) – (xii). |
| 11 – Environmental Management | 12.10(c), 12.14(a) – (i), (viii), (xii). |
| 12 – Technical – Economic Input Parameters | 12.14(a) – (viii), 12.14(b) – (v), (vi). |
| 13 – Macro-economic and Commodity Prices | |
| 14 – Material Properties Valuation | 12.10(b) – (v), 12(b) – (i), (iii), (iv), (vi), (viii), (ix), (xi), (xiv), (xv), (xvi), (xvii). |
| 15 – Summary Equity Valuation | 12.14(a) – (ii), (xiii), (xviii), (xix), 12.14(b) – (vi), (x), (xii), (xiii), (xvi), (xviii). |
| 16 – Concluding Remarks | |
| Glossary | 12.10(k) |

In respect of specific compliance items SRK notes the following:

- 12.10(e)(i), (ii): A detailed list of Kumba Iron Ore's mineral and surface rights will be made available at the corporate offices of Kumba Iron Ore. Dispensation has been granted in this regard from inclusion in the CPR for practical purposes of volume;
- 12.8(e); 12.10(g): A detailed statement of all legal proceedings which may have an influence on the rights to explore for minerals or an appropriate negative statement has been included in the body of the documents relating to the Transaction (the "Transaction Documents");
- 12.14(a)(xvi): The Material Properties are in effect, mature operations with a track record of operating history and accordingly, other than brief summaries of Directors (as included in the body of the Transaction Documents), details relating to qualifications of key technical and managerial staff have been excluded from this CPR. Dispensation has been granted in this regard from inclusion into this CPR for practical purposes relating to volume of information; and
- 12.10(x)(i), 12.10(d): SRK has during the course of its investigations reviewed technical plans in order to support its opinions on the geology, Mineral Resource and Mineral Reserves, mining schedules and processing facilities, these together with land holdings, lease areas and surface infrastructure. Due to volume and scale of these plans it is not appropriate to include copies into this CPR for all the business units operated by Kumba Iron Ore. Dispensation has been granted in this regard from inclusion into this CPR; however these plans are available for inspection at various operating offices of Kumba Iron Ore where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request copies of specific information will be made available at Kumba Resources Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

### 1.3 Effective date, Valuation Date and Base Technical Information Date

The effective date (the "Effective Date") of this CPR is deemed to be 8 June 2006 with the Valuation Date and cashflow projections as incorporated effective 1 January 2006. The valuation of the Material Properties is dependent upon the following:

- Technical information as generated by Kumba Resources in accordance with their annual planning process defined as the Base Technical Information Date ("BID"), which in the case of Kumba Resources is 1 January 2006.
- Appropriate adjustments made by SRK to technical information which inter alia includes depletion, historical performance and any additional material information provided by Kumba Resources from the BID to the Effective Date.

### 1.4 Verification, Validation and Reliance

This CPR is dependent upon, technical, financial and legal input. The technical information as provided to and taken in good faith by SRK has not been independently verified by means of re-calculation. SRK has however:

- Conducted a review and assessment of all material technical issues likely to influence the future performance of the Material Properties, which included the following:
  - Inspection visits to the Material Properties' processing facilities, surface structures and associated infrastructure undertaken between July 2005 and November 2005;
  - Discussion and enquiry following access to key on-mine and head office personnel between July 2005 and November 2005;
  - An examination of historical information 2002[(F)], 2003[(F)], 2003[(H2)], 2004[(C)] and 2005[(C)] and results made available by Exxaro in respect of the Material Properties;

    (F) Financial Year ended 30 June.
    (H2) Six months ended 31 December due to the change of Financial Year.
    (C) Calendar Year ended 31 December.

    - An examination of the forecast 2006 financial year, 2006[(C)];
  - A review and where considered appropriate by SRK, modification of the Material Properties estimates and their classification of Mineral Resources and Mineral Reserves to reflect the position as at 1 January 2006.
  - A review and where considered appropriate by SRK, modification of the Material Properties production forecasts contained in the Life-of-Mine ("LoM") plans and one-year budgets.
  - Obtained forecasts for certain macro-economic parameters and commodity prices from Kumba Resources, and in some cases independent external information providers, and relied on these as inputs into the derivation of the Equity Value of the Material Properties.
- Satisfied itself that such information is both appropriate and valid for valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure SAMREC compliance, in terms of the level of disclosure.

SRK's approach in undertaking a review of the Mineral Resource and Mineral Reserve estimations and classifications is detailed in Section 4 of this CPR, as is its opinion in respect of SAMREC compliance.

In summary, SRK has reported Mineral Resource and Mineral Reserve statements based on a review of the LoM plans and the methodologies applied for estimation and classification of Mineral Resources and Mineral Reserves. SRK has not however re-calculated the base information supporting the Mineral Resource estimates as derived from borehole and assay data. Where fundamental base data has been provided (LoM plans, capital expenditures, operating budgets etc) for the purposes of review, SRK recognise the requirements of 12.3(e) and accordingly state that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

### 1.4.1 Technical Reliance

SRK places reliance on the Competent Persons at Kumba Resources that all technical information provided to SRK at the BID date and all subsequent depletions are both valid and accurate for the purpose of compiling this CPR. The information with respect to Mineral Resources and Mineral Reserves as stated by Kumba Resources has been prepared under the direction of Mr Hennie van den Berg, who has 34 years' experience in the mining industry, five of which have been with Kumba Resources. Mr van den Berg is currently the Manager: Geological Services at Kumba Resources.

The information with respect to commodity prices and macro-economic forecasts is based on:

- Consumer Price Indices ("CPI") for South Africa;
- South African exchange rates quoted against a denomination of one United States dollar ("USD");
- Projected Commodity Prices.

These commodity prices and macro-economic forecasts have been prepared under the direction of Mr Eddie Fourie, Manager Strategic Services and commodity analyst at Kumba Resources, who will serve as competent person in this regard. Mr Fourie has 31 years' mining industry experience, five of which have been at Kumba Resources.

### 1.4.2 Financial Reliance

In consideration of all financial aspects relating to the Material Properties, SRK has placed reliance on the Financial Officers of Kumba Resources, and that the following information is appropriate as at 1 January 2006:

- Derivation of Kumba Iron Ore's weighted average cost of capital ("WACC");
- Unredeemed capital balances;
- Assessed losses;
- Opening balances for debtors, creditors and stores;
- Working capital and taxation logic;
- Balance sheet items, specifically cash on hand, debt and mark to market value of derivative instruments and other liabilities required to present the Equity Value of Kumba Iron Ore; and
- Values ascribed to interests in unlisted and listed entities.

The financial information referred to above has been prepared under the direction of Mr Dirk van Staden of Kumba Resources. Mr van Staden is the Executive Director: Finance and has more than 20 years' experience in financial management, five years of which have been at Kumba Resources.

### 1.4.3 Legal Reliance

In consideration of all legal aspects relating to the valuation of the Material Properties, SRK has placed reliance on the legal representatives of Kumba Resources that the following are correct:

- In respect of 12.8(e) and 12.10(g) that, at 1 January 2006, the effective date of this CPR:
  - There were a number of appeals/pending appeals to the DME relating to the conversion of old order mining rights to new order mining rights. It has been assumed that these old order rights will be converted to new order rights following receipt of a letter from Kumba Resources's legal counsel relating to the conversion applications.
  - There was no legal uncertainty on the ownership of the Falémé Exploration Project, an iron ore deposit located in south-east Senegal. However, on 19 February 2006 it was announced that Miferso, the state owned company which owns the iron ore deposit, had signed a Memorandum of Understanding with Mittal Steel, thus creating legal uncertainty on the ownership of those rights by Kumba Resources. At 1 January 2006, there was no legal uncertainty on the ownership of the Falémé Exploration Project.

Since Kumba Resources had conducted significant exploration work on the project, there is no reason to believe, at this time, that Kumba Resources will lose the rights to this project. Accordingly the value of this project, limited to actual exploration costs incurred to date, has been included in the Equity Values provided in Section 15.

- In respect of 12.8(e) and 12.10(g), that "a statement by the Directors of any legal proceedings that may have an influence on the rights to explore for minerals, or an appropriate negative statement" has been included in the body of the various circulars relating to the Transaction;
- In respect of 12.10(e), that the legal ownership and of all mineral and surface rights has been verified; and
- In respect of 12.14(a)(xii), apart from the conversion of mining rights at the Falémé Exploration Project mentioned above, that no significant legal issue exists which would affect the likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources as reported herein.

The legal statements referred to above have been prepared under the direction of Ms Marie Viljoen, Kumba Resources's Legal Advisor. She has 27 years' experience, five of which have been with Kumba Resources.

### 1.5 Valuation Basis

The Equity Valuation of Kumba Iron Ore comprises the following:

- The LoM plans as provided and NPVs at Kumba Iron Ore's respective discount rates;
- Enterprise Values for each of the Material Properties. The Enterprise Values are derived using discounted cash flow ("DCF") techniques applied to post-tax pre-finance cash flows (commencing 1 January 2006 and reported in financial years ending 31 December) derived from the underlying LoM Plans and the associated Technical Economic Parameters ("TEPs"). The Enterprise Values are reported as Net Present Values ("NPVs") quoted at Kumba Iron Ore's discount rates;
- Valuation of certain Exploration Projects; and
- Valuation Adjustments including unallocated corporate expenses, net (debt)/cash, mark to market value of derivative instruments and other liabilities as at 1 January 2006.
- Two valuation scenarios are presented:
  - Scenario I (the Base Case Scenario)
    - Sishen Mine
      - The SRK Financial Model ("FM") for Scenario I excludes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles.
  - Scenario II
    - Sishen Mine
      - The SRK FM for Scenario II includes: Inferred Resources in the LoM plan; ore from selective mining and various surface stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

The post-tax pre-finance cash flows presented for each Mining Asset incorporate the macro-economic projections as presented in Table 1.2 and the commodity price projections included in Section 13.

For each operating entity SRK has developed FMs, the results of which are presented in Section 14 and Section 15 of this CPR. The FMs presented in nominal terms are based on annual cash flow projections determined at end-point, that is to say 31 December of each year and TEPs stated in 1 January 2006 money terms.

Taking cognisance of the volatile nature of both the commodity prices and the exchange rates above, SRK presents sensitivities in respect of the following:

- NPVs for revenue ranges (USD commodity price) between –30% and +30% assuming the forecasts as included in Table 1.2 and Table 1.3;
- NPVs for working costs between –15% and +15% assuming the forecasts as included in Table 1.2 and Table 1.3; and
- NPVs for capital expenditure between –15% and +15% assuming the forecasts as included in Table 1.2 and Table 1.3.

**Table 1.2 Base-case Macro-economic Projections (2006 – 2018)**

| Macro-Economics (Nominal) | | 2006<br>1 | 2007<br>2 | 2008<br>3 | 2009<br>4 | 2010<br>5 | 2011<br>6 | 2012<br>7 | 2013<br>8 | 2014<br>9 | 2015<br>10 | 2016<br>11 | 2017<br>12 | 2018<br>13 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| US CPI | | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% |
| RSA CPI | | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% |
| Exchange Rates(1) | (ZAR(2)/USD(3)) | 6.45 | 6.80 | 7.00 | 8.00 | 9.07 | 9.31 | 9.56 | 9.82 | 10.08 | 10.35 | 10.63 | 10.92 | 11.21 |

**Table 1.3 Base-case Macro-economic Projections (2019 – 2030)**

| Macro-economics (Nominal) | 2019<br>14 | 2020<br>15 | 2021<br>16 | 2022<br>17 | 2023<br>18 | 2024<br>19 | 2025<br>20 | 2026<br>21 | 2027<br>22 | 2028<br>23 | 2029<br>24 | 2030<br>25 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| US CPI | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% | 2.3% |
| RSA CPI | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% | 5.0% |
| Exchange Rates(1) | 11.51 | 11.82 | 12.14 | 12.47 | 12.80 | 13.15 | 13.50 | 13.86 | 14.24 | 14.62 | 15.01 | 15.42 |

(1) All exchange rates are quoted at the closing period of 31 December.
(2) ZAR = South African Rand.
(3) USD = United States Dollar.

## 1.6 Limitations, Reliance on Information, Declarations, Consent and Copyright

### 1.6.1 Limitations

Kumba Iron Ore has agreed that, to the extent permitted by law, it will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. Kumba Iron Ore has also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

Kumba Iron Ore has confirmed in writing to SRK that to its knowledge the information provided by it was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and Kumba Iron Ore has confirmed in writing that they believe they have provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by management at Kumba Iron Ore and adjusted where appropriate by SRK, and cannot be assured as they are based on economic assumptions, many of which are beyond the control of Kumba Iron Ore. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

### 1.6.2 Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and does not lend itself to partial analysis or summary.

SRK's Equity Value for Kumba Iron Ore is effective at 1 January 2006 and is based on information provided by Kumba Iron Ore throughout the course of SRK's investigations, which in turn reflect various technical-economic conditions prevailing at the date of this report. In particular, the Equity Value is based on expectations regarding the commodity prices and exchange rates prevailing at the date of this report. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this CPR or to review, revise or update the CPR or opinion.

### 1.6.3 Declarations

SRK will receive a fee for the preparation of this report in accordance with normal professional consulting practice. This fee is not contingent on the outcome of the current transaction and SRK will receive no other benefit for the preparation of this report. SRK does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Mineral Resources, the Mineral Reserves and the Equity Value of Kumba Iron Ore.

SRK does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with Kumba Iron Ore or the Material Properties. SRK considers itself to be independent in terms of 12.8(d) of the Listings Requirements.

In this CPR, SRK provides assurances to the Directors of Kumba Iron Ore that the TEPs, including production profiles, operating expenditures and capital expenditures, of the Material Properties as provided to SRK by Kumba Iron Ore and reviewed and where appropriate modified by SRK are reasonable, given the information currently available and using the macro-economic assumptions contained in Table 1.2 and Table 1.3.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently may introduce errors. Where such errors occur, SRK does not consider them to be material.

## 2. THE MINING ASSETS

### 2.1 Introduction

This section gives an overview of Kumba Iron Ore and its Material Properties including historical company development, location and property description and operating results.

### 2.2 Kumba Iron Ore – Corporate Structure and Business Structure, History and Strategy

#### 2.2.1 Corporate and Business Structure

Kumba Iron Ore is a company to be listed on the JSE Limited ("JSE"). The principal executive offices of Kumba Iron Ore are located at Kumba Resources Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa. Kumba Iron Ore and its subsidiaries conduct conventional open-pit mining and related activities, including exploration, development and operation of mines and metallurgical processes (Figure 1.1).

Kumba Iron Ore's operational structure will be based on two operating mines and two projects.

#### 2.2.2 History

Kumba Iron Ore will be incorporated and registered as a public company in the Republic of South Africa and it is anticipated that the company will be listed on the JSE during the fourth quarter of 2006. Table 2.1 provides a brief description of the significant milestones in the history of the Kumba Iron Ore.

**Table 2.1 Historical Milestones**

| Date | Activity |
|---|---|
| 1932 | Thabazimbi Iron Ore Mine commences mining operations. |
| 1953 | Sishen Iron Ore Mine commences mining operations. |
| 1976 | Sishen Iron Ore Mine commences export of iron ore via recently completed railway line to Saldanha Bay. |
| 1989 | Iscor is privatised and listed on the JSE. |
| 2000 – 20 November | Iscor shareholders approve the process of putting assets into separate legal entities. |
| 2001 – 26 November | Kumba (Iscor Mining division) unbundled and separately listed on JSE. |
| 2003 | Anglo American becomes Kumba's majority shareholder. |
| 2005 – 13 October | Announcement of the transaction that will result in the creation of Exxaro and Kumba Iron Ore. |

### 2.3 Background

SRK is a subsidiary of the international group holding company, SRK Group. SRK has been commissioned by the directors of Kumba Resources to prepare a CPR on the Material Properties which will be incorporated into Exxaro and Kumba Iron Ore.

The description of the transaction is summarised in Section 1.2.1.

***Table 2.2* Salient Historical Operating Statistics**

| IRON ORE | | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) |
|---|---|---|---|---|---|---|
| Production | | | | | | |
| Sishen Mine | (Kt) | 25,903 | 26,168 | 13,470 | 27,609 | 28,458 |
| Thabazimbi Mine | (Kt) | 2,421 | 2,389 | 1,270 | 2,503 | 2,530 |
| Total | (Kt) | 28,324 | 28,557 | 14,740 | 30,112 | 30,988 |
| Sales | | | | | | |
| *Sishen Mine exports* | (Kt) | 19,916 | 20,946 | 10,004 | 20,923 | 22,113 |

(F) Financial Year ended 30 June.

(H2) Six months ended 31 December due to the change of Financial Year.

(C) Calendar Year ended 31 December.

## 2.4 Overview of the Material Properties

The following sections include Tables which present the design and operating capacities of production units which will be in operation for the duration of the various LoM plans:

### 2.4.1 Sishen Mine

Sishen Mine is located in the Magisterial District of Postmasburg in the Northern Cape Province of South Africa, some 280km northwest of Kimberley. Located at latitude 27°47'S and longitude 23°00'E, the site is accessed via a tarred road, the R27, between Vryburg and Upington.

Exploration, development and production history dates from the early 19th Century, however large scale exploration only commenced in the 1940s. Following a diamond-drilling programme in 1947, mining operations at Sishen Mine commenced in 1953, primarily providing ore for consumption at domestic steel mills. A further exploration programme during the 1960s led to a significant increase in the resource base, and coupled with the completion of the Sishen to Saldanha railway line, in 1976, enabled increased production through export of iron ore. Total mine production since 1953 is estimated at some 812Mt yielding some 665Mt of saleable product (refer to Table 2.3).

Sishen Iron Ore has a 100% equity stake in Sishen Mine, but a 78.6% undivided share in the Sishen Mine minerals rights. The remaining mineral rights are held by Mittal Steel, which is entitled to 6.25Mtpa of final ore product over the life of the mine.

**Table 2.3 Sishen Mine: Historical Production**

| Year | Tonnes Treated (Mt) | Lump (Mt) | DR (Mt) | DRS (Mt) | Fine (Mt) | CS (Mt) | Total Products (Mt) |
|---|---|---|---|---|---|---|---|
| 1953 – 1970 | 31.5 | 25.5 | | | | | 25.5 |
| 1971 – 1980 | 127.4 | 68.0 | | | 35.4 | | 103.4 |
| 1981 – 1990 | 209.5 | 100.0 | | 6.6 | 62.7 | 0.8 | 170.1 |
| 1991 – 2000 | 268.5 | 134.7 | 1.3 | 3.9 | 72.6 | 6.6 | 219.1 |
| 2000(F) | 31.3 | 14.3 | 0.8 | 0.2 | 6.9 | 1.7 | 23.9 |
| 2002(F) | 30.9 | 15.1 | 0.2 | 0.6 | 8.7 | 1.7 | 26.3 |
| 2003(F) | 32.0 | 15.0 | 0.7 | 0.6 | 8.7 | 1.8 | 26.8 |
| 2003(H2) | 16.1 | 7.6 | 0.5 | 0.3 | 4.5 | 0.7 | 13.6 |
| 2004(C) | 32.8 | 14.7 | 1.3 | 0.7 | 8.3 | 2.5 | 27.5 |
| 2005(C) | 31.8 | 15.2 | 1.3 | 1.2 | 8.8 | 2.4 | 28.8 |
| **Total** | **811.8** | **410.1** | **6.1** | **14.1** | **216.6** | **18.2** | **665.0** |

(1) Tonnes treated between 1953 and 1997 estimated from average yields from 1998 to 2001, 30 June.
(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

Sishen Mine currently comprises a conventional open-pit operation, processing through a single processing facility with an operating capacity of 32.5Mtpa of RoM. The Main Plant production at Sishen Mine is focused on the beneficiation of high-grade iron ore (beneficiated Fe≥60%) to produce a product of 66%Fe. Saleable products comprise some 28.5Mtpa and include Lump, Direct Reduction ("DR"), Direct Reduction Shaft Furnace ("DRS"), Fines and Coarse Sinter ("CS"). These products are supplied in varying amounts to domestic steel mills with the majority, 22Mtpa, exported via the port facilities at Saldanha. In addition to the exports and sales on commercial terms Kumba Iron Ore has an agreement with Mittal Steel to supply Mittal Steel domestically with 6.25Mtpa of saleable product on a cost plus 3% management fee basis of which a maximum of 1.8Mtpa is to be delivered to Saldanha Steel.

The Sishen Expansion Project ("SEP") is based on the introduction of new jigging process technology that is planned to upgrade traditionally lower grade iron ore (Fe >50%) to export quality at some 64%Fe. The project is planned to be undertaken in two phases for which a Feasibility Study for Phase I, some 13Mtpa of product, was completed in January 2005. Phase II is planned to increase SEP production by a further 10 – 20Mtpa of product but is dependent on a higher rail capacity than included in the current Transnet contract agreement. SRK has consequently reviewed and included the TEPs associated with the SEP Phase I project. SRK understands that Kumba is currently undertaking investigations to increase the SEP capacity and, subsequent to review, these projections may be included in the current valuation exercise either through a DCF analysis or attributing value to the Mineral Resource.

**Table 2.4 Sishen Mine: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| Mine Access | North Pit, South Pit | Long life asset with waste mining capacity of 4,100ktpm and ore mining capacity of 2,800ktpm in current mine configurations. |
| Process Facilities | Main Plant | Long life asset with operating capacity of 2,900ktpm comprising conventional heavy media circuits to produce various iron ore products. |
| | SEP Plant | Long life asset with operating capacity of 1,400ktpm comprising jig circuits. |
| Tailings Facilities | No.1 Plant | Long life asset. |

*Table 2.4* above provides summary details of the infrastructure currently servicing Sishen Mine, type of operation and projected life. Table 2.5 provides a summary of the principal operating statistics for the years ending 30 June 2002 to 31 December 2006 inclusive. The increase in capital expenditure in 2006 is principally associated with the construction of the SEP Phase I process plant which forms the principal project capital for Sishen. The SEP Phase I project is being constructed over some three years from 2006 at a total capital cost of ZAR3.6 billion. In addition to the SEP capital for 2006, sustaining capital is required in terms of the main plant and replacement mining equipment. The increase in cash production costs between 2003 and 2006 is largely as a result of an increase in on-mine costs, notably diesel.

**Table 2.5 Sishen Mine: Historical Operating Statistics**

| Statistics | Units | 2002[F] | 2003[F] | 2003[H2] | 2004[C] | 2005[C] | 2006[C] |
|---|---|---|---|---|---|---|---|
| **Production Statistics** | | | | | | | |
| Tonnes Treated | **(Mt)** | 30.9 | 32.0 | 16.3 | 32.8 | 31.8 | 33.5 |
| Waste Mined | **(Mt)** | 57.2 | 65.4 | 30.8 | 54.7 | 58.6 | 78.9 |
| Stripping Ratio | **(tw : to)** | 1.8 | 2.0 | 1.9 | 1.7 | 1.8 | 2.4 |
| Overall Yield | **(%)** | 84 | 82 | 83 | 85 | 89 | 86 |
| **Sales** | | | | | | | |
| Lump | **(Mt)** | 15.1 | 15.0 | 7.7 | 14.7 | 15.2 | 14.7 |
| DR Ore | **(Mt)** | 0.2 | 0.7 | 0.6 | 1.3 | 1.3 | 1.7 |
| DRS Ore | **(Mt)** | 0.6 | 0.6 | 0.4 | 0.7 | 1.2 | 1.2 |
| Coarse Sinter | **(Mt)** | 1.7 | 1.8 | 0.7 | 2.5 | 2.4 | 3.0 |
| Fine | **(Mt)** | 8.7 | 8.7 | 4.1 | 8.3 | 8.8 | 8.4 |
| Total | **(Mt)** | 26.3 | 26.8 | 13.5 | 27.5 | 28.9 | 29.0 |
| **Expenditure Statistics** | | | | | | | |
| Total Cash Production Costs | **(ZARm)** | 1,156 | 1,239 | 619 | 1,353 | 1,540 | 1,816 |
| Total Capital Expenditure | **(ZARm)** | 251 | 197 | 96 | 170 | 243 | 1,788 |
| **Expenditure Efficiencies** | | | | | | | |
| Total Cash Production Costs | **(R/t treated)** | 37.4 | 38.8 | 38.0 | 41.3 | 48.4 | 54.1 |
| | **(R/t sales)** | 44.0 | 46.3 | 46.0 | 49.2 | 53.5 | 62.6 |

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

### 2.4.2 Sishen South Project

The Sishen South Project is located 12km southwest of Postmasburg in the Northern Cape and 85km south of Sishen Mine. The project site is accessed via a gravel road, the R383, to Postmasburg. A rail network exists between Beeshoek and Sishen Mine and a link will be constructed to a siding at the Beeshoek Mine from the Sishen South Project which is 14km to the south. Power is available via Postmasburg or the Beeshoek Mine and the Sishen South Project plans to utilise power from Postmasburg, which will be sourced via a new Eskom Holdings Limited ("Eskom") line to be constructed between Postmasburg and the Sishen South Project. A new sub-station will be installed at site and the existing sub-station at Postmasburg upgraded. In terms of water supply 35m$^3$/hr is required at site principally as potable water and at the plant this will be obtained from the de-watering programme that is to be established. De-watering will commence at 100m$^3$/hr and build-up to 350m$^3$/hr for Phase I. Excess water is planned to be delivered to the Vaal-Gamagara pipe line.

The region is semi-arid with annual rainfall between 300mm and 500mm, and current land use is limited to sheep and goat farming and minor irrigation agriculture. The surface topography is medium to flat and the site is some 1,300m above sea level. Exploration has been undertaken by Kumba Resources since 1953 and a number of option and feasibility type studies had been completed. The increase in planned rail capacity to 35Mtpa has enabled Kumba Resources to proceed with a combination of Phase I of the Sishen South Project and to introduce the SEP. The high grade iron ore available at the Sishen South Project is considered comparable to that of the Sishen Expansion Project – 64%Fe Lump ore and 63.5%Fe Fine ore. A feasibility study was completed by Kumba Resources in June 2005. SRK's review of Sishen South is based upon the designs and projections contained in this CPR.

### 2.4.3 Thabazimbi Mine

Thabazimbi Mine is situated in the Magisterial District of Thabazimbi, Limpopo Province, South Africa, some 200km north of Johannesburg. Located at latitude 24°36'S and longitude 27°23'E, the site is accessed via a tarred road, the R511, between Brits and Lephalale. Exploration, development and production history dates from 1919, however large-scale exploration only commenced in the 1930s when Iscor acquired the mineral rights. Substantive mining operations at Thabazimbi Mine commenced in 1932, primarily providing ore for consumption at domestic steel mills. Total mine production since 1932 is some 154Mt yielding some 118Mt of saleable products (refer to Table 2.6). Thabazimbi Mine is effectively a Mittal captive operation, which operates on a cost plus 3% management fee basis.

**Table 2.6 Thabazimbi Mine: Historical Production**

| Year | Tonnes Treated (Mt) | Lump (Mt) | Fine (Mt) | Total Products(Mt) |
|---|---|---|---|---|
| 1932 – 1970 | 49.8 | 19.9 | 17.2 | 37.1 |
| 1971 – 1980 | 28.2 | 11.2 | 9.7 | 20.9 |
| 1981 – 1990 | 29.3 | 11.7 | 10.1 | 21.8 |
| 1991 – 2000 | 31.1 | 13.5 | 11.1 | 24.6 |
| 2001[(F)] | 2.6 | 1.0 | 1.1 | 2.1 |
| 2002[(F)] | 2.7 | 1.3 | 1.1 | 2.4 |
| 2003[(F)] | 2.8 | 1.3 | 1.1 | 2.4 |
| 2003[(H2)] | 1.5 | 0.7 | 0.6 | 1.3 |
| 2004[(C)] | 3.1 | 1.3 | 1.2 | 2.6 |
| 2005[(C)] | 3.1 | 1.3 | 1.2 | 2.5 |
| **Total** | **154.2** | **63.2** | **54.4** | **117.7** |

**Table 2.7 Thabazimbi Mine: Current Infrastructure**

| Type | Infrastructure | Detail |
|---|---|---|
| Mine Access | Donkerpoort Nek/East Pit<br>Buffelshoek West Pit<br>Donkerpoort West Pit<br>Kwaggashoek East Pit | Short life asset.<br>Short life asset.<br>Short life asset.<br>Short life asset. |
| Process Facilities | No.1 Plant | Short life asset with operating capacity of 270ktpm comprising conventional dense medium separation circuits. |
| Tailings Facilities | No. 1 Plant | Short life asset. |

Thabazimbi Mine comprises an established conventional open-pit operation, processing through a single processing facility with an operating capacity of some 3Mtpa of RoM. The operation is considered to be a short-life operation although investigations into the Phoenix Project, a significant LoM extension project, are well advanced.

Table 2.7 provides summary details of the infrastructure currently servicing Thabazimbi Mine, type of operation and projected life. Table 2.8 indicates a summary of the principal operating statistics for the years ending 30 June 2002 through to 31 December 2006 Inclusive. Actual production for the financial year ending 31 December 2005 is some 2.5Mt of saleable products.

The declining stripping ratio is a result of the relatively short LoM as well as the topography particular to Thabazimbi. A number of the pits started with very high stripping ratios due to the mountainous terrain where, in places, the side or top of the mountain initially needed to be removed to create a stable slope or to access the ore. The stripping ratio, as the elevation drops, therefore declines.

**Table 2.8 Thabazimbi Mine: Historical Operating Statistics**

| Statistics | Units | 2002(F) | 2003(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| ***Production Statistics*** | | | | | | | |
| Tonnes Treated | **(Mt)** | 2.7 | 2.8 | 1.5 | 3.1 | 3.1 | 3.0 |
| Waste Mined | **(Mt)** | 34.9 | 33.2 | 19.8 | 34.5 | 25.0 | 15.4 |
| Stripping Ratio | **(tw : to)** | 12.8 | 12.0 | 12.9 | 11.2 | 7.5 | 5.1 |
| Overall Yield | **(%)** | 89 | 87 | 85 | 81 | 83 | 85 |
| **Sales** | | | | | | | |
| Lump | **(Mt)** | 1.3 | 1.3 | 0.7 | 1.3 | 1.2 | 1.1 |
| Fine | **(Mt)** | 1.1 | 1.1 | 0.6 | 1.2 | 1.3 | 1.4 |
| Total | **(Mt)** | 2.4 | 2.4 | 1.3 | 2.5 | 2.5 | 2.5 |
| **Expenditure Statistics** | | | | | | | |
| Total Cash Production Costs | **(ZARm)** | 395 | 341 | 160 | 370 | 388 | 342 |
| Total Capital Expenditure | **(ZARm)** | 69 | 106 | 80 | 104 | 40 | 28 |
| **Expenditure Efficiencies** | | | | | | | |
| Total Cash Cost of Sales | **(ZAR/t treated)** | 145.2 | 123.6 | 104.1 | 120.0 | 127.0 | 114.1 |
| | **(ZAR/t sales)** | 164.8 | 140.3 | 125.4 | 145.4 | 153.0 | 134.6 |

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

### 2.4.4 Exploration Potential

Sishen Iron Ore together with Kumba Iron Ore has seven iron ore exploration projects in various development stages as indicated in Table 2.9 below.

**Table 2.9 Iron Ore Exploration Properties: Development Stages**

| Exploration Project | Development Stage |
|---|---|
| Assen | The Assen Project has no classified mineral resources and is deemed an ***Exploration Area***. |
| Kromdraai | The Kromdraai Project has no classified mineral resources and is deemed an ***Exploration Area***. |
| Sishen South Phase II Project | The Sishen South Project has significant Measured Resources and has been the subject of high level technofinancial investigations but a final decision to proceed with construction has not been made. It is deemed to a ***Pre-Development Project.*** |
| Zandrivierspoort | This Project has significant Indicated Resources, but no feasibility type work has been done. It is deemed an ***Advanced Exploration Area***. |
| Falémé | The Falémé Project has significant Indicated Resources and has been the subject of some feasibility work, but a final decision to proceed with construction has not been made. Due to a legal challenge to the rights to the Falémé Exploration Project, SRK have assessed Falémé based on expenditure to date on exploration. It is deemed to be a ***Pre-Development Project.*** |
| Phoenix | The Phoenix Project has significant unclassified mineralisation and is currently the subject of a technical feasibility study and a final decision to proceed with construction has not been made. It is deemed to be a ***Pre-Development Project.*** |
| Boven Zeekoebaart | This Project has some Inferred Resources and is deemed an ***Exploration Area***. |

Tables Table 2.10 to Table 2.16 provide summary details of the iron ore exploration projects.

**Table 2.10 Exploration, Iron Ore: Assen Project**

| | | | |
|---|---|---|---|
| **Location** | 25°10'S, 27°35'E. North West Province, South Africa, ~55km north-northwest of Brits. | | |
| **Ownership** | 100% Sishen Iron Ore. Pending new order prospecting right application. | | |
| **Total Area** | 5,831.36Ha | | |
| **Exploration Completed**[1] | ZAR1.74m | | |
| **Planned Exploration** | ZAR0.84 | Years 1 and 2 | |
| **Potential** | The Assen project's potential is limited to the mineralisation intersected to date (small high grade hematite deposit). The planned exploration aims to bring this mineralisation into a classified Mineral Resource category. | | |

(1) Historical costs have been adjusted to present day terms by either adjusting for inflation or by using present day costs for a specific activity. The latter method was used preferentially.

**Table 2.11 Exploration, Iron Ore: Kromdraai Project**

| | | | |
|---|---|---|---|
| **Location** | 25°14'S, 28°44'E. Gauteng Province, South Africa, ~70km northeast of Pretoria. | | |
| **Ownership** | 100% Sishen Iron Ore. Prospecting rights. | | |
| **Total Area** | 7,650.646ha | | |
| **Exploration Completed**[1] | ZAR0.80m Based on estimate by Kumba | | |
| **Planned Exploration** | ZAR0.21m | Years 1 and 2 | |
| **Mineral Resources** | Measured<br>0.56Mt at 60% Fe | Indicated | Inferred |
| **Potential** | The Kromdraai project's potential is limited to the mineralisation identified to date. The planned exploration aims to bring this mineralisation into a classified Mineral Resource category. | | |

(1) Historical costs have been adjusted to present day terms by either adjusting for inflation or by using present day costs for a specific activity. The latter method was used preferentially.

**Table 2.12 Exploration, Iron Ore: Sishen South Phase II Project**

| | | | |
|---|---|---|---|
| **Location** | 28°21'S, 22°58'E. Northern Cape Province, South Africa, ~70km south of Sishen and immediately west of the Beeshoek project of Assmang. | | |
| **Ownership** | 100% Sishen Iron Ore. Pending mining right application. | | |
| **Total Area** | 10,731.29Ha | | |
| **Exploration Completed**[1] | ZAR40m | Based on estimate by Kumba | |
| **Planned Exploration** | ZARR6.8m | Years 1 and 2 | |
| **Mineralisation** | see Mineral Resources | Medium (50% – 60% Fe) to high grade (>60% Fe) hematite mineralisation | |
| **Mineral Resources**[2, 3] | Measured<br>51Mt at 64.6% Fe | Indicated<br>93Mt at 63.9% Fe | Inferred<br>42Mt at 62% Fe |
| **Potential** | The Sishen South Phase II project is at the pre-development stage and the potential is well-explored. The planned expenditure is mainly feasibility level work. | | |

(1) Historical costs have been adjusted to present day terms by adjusting for inflation. Historical costs from 1980s discounted by 50% and from 1960s by 75%. Historical costs could not be split between Sishen South Project Phase I and Phase II and therefore SRK applied a 50 : 50 allocation.

(2) Compiled and signed by Louis Jacobs and Pieter Mienie, both registered Pr.Sci.Nat. with SACNASP.

(3) Refer to Table 4.2.

**Table 2.13 Exploration, Iron Ore: Zandrivierpoort Project**

| | | | |
|---|---|---|---|
| **Location** | 23°41'S, 29°35'E. Limpopo Province, South Africa, ~25km north-northeast of Polokwane. | | |
| **Ownership** | Some titles held 100% by Pietersburg Iron Ore Company, in which Sishen Iron Ore Company holds a 50% interest. Pending prospecting permit application. | | |
| **Total Area** | 347.91Ha<br>2,393.74Ha | Sisen Iron Ore<br>Pietersburg Iron O re | |
| **Exploration Completed**[1] | ZAR10m | Based on estimate by Kumba | |
| **Planned Exploration** | ZAR4.7m | Years 1 and 2 | |
| **Mineralisation** | see Mineral Resources | Low grade (~35% Fe) magnetite mineralisation. | |
| **Mineral Resources and Reserves**[2] | *Measured*<br>34.93% Fe | Indicated | Inferred<br>447Mt |
| **Potential** | The Zandrivierspoort project's potential is limited to the mineralisation identified to date. Planned work is aimed at upgrading the resource and technical information. | | |

(1) Historical costs have been adjusted to present day terms by either adjusting for inflation or by using present day costs for a specific activity. The latter method was used preferentially.

(2) Compiled and signed by Louis Jacobs and Pieter Mienie, both registered Pr.Sci.Nat. with SACNASP.

**Table 2.14 Exploration, Iron Ore: Falémé Project**[1]

| | | |
|---|---|---|
| **Location** | 12°45'N, 11°31'W. Extreme southeast corner of Senegal. Local *infrastructure* is very poor to non-existent. | |
| **Ownership** | Mineral title held 100% by Miferso[1]. Kumba holds an option to acquire 80% interest financing all exploration and development costs. Miferso to supply infrastructure. The mineral title is currently under dispute. | |
| **Total Area** | | |
| **Exploration Completed**[2] | ZAR43.9m | Based on estimate by Kumba |
| **Planned Exploration** | ZAR8.5m | Years 1 and 2 |
| **Potential** | The Falémé project's potential is high, with exploration expenditure reflecting this. | |

(1) Senegalese Government development company.

(2) Historical costs came to USD7m. Converted by ZAR6.313 = USD1.

**Table 2.15 Exploration, Iron Ore: Phoenix Project**

| | | |
|---|---|---|
| **Location** | Limpopo Province, South Africa, ~15km south of Thabazimbi. | |
| **Ownership** | Sishen Iron Ore holds 100% interest. Pending mining licence conversion application. | |
| **Total Area** | 2,010.577Ha | |
| **Exploration Completed** | ZAR34.7m | Based on estimate by Kumba |
| **Planned Exploration** | Not finalised | |
| **Potential**[1] | The Phoenix project is at the pre-development stage, and the potential is well explored. The project is currently subject to a pre-feasibility study. | |

(1) Compiled and signed by D Rossouw, J H Feldtmann and R Kruger, all of Kumba.

**Table 2.16 Exploration, Iron Ore: Boven Zeekoebaart Project**[1]

| | | |
|---|---|---|
| **Location** | 29°06'S, 22°15'E. Approximately 35km north-northeast of Marydale, the deposit borders the Gariep River in the Northern Cape Province, South Africa. | |
| **Ownership** | 50% owned by Sishen Iron Ore. Valid Prospecting Right. | |
| **Total Area** | 384.82Ha | Mineral Title |
| **Potential** | The average grade of the ore is reported to be 64% Fe. | |

(1) From Venmyn valuation report, 2004.

**Figure 2.1 Sishen Mine: Map and Lease Area**


ZIMBABWE
BOTSWANA
NAMIBIA
MOZAMBIQUE
Limpopo
Mpumalanga
North West
Gauteng
Free State
Kwazulu Natal
Lesotho
Northern Cape
SOUTH AFRICA
Eastern Cape
Western Cape
LEGEND
Mine Lease Area
Farm Boundaries
Current Pit Outline
Tailings Storage Facilities
Plant
Agreement exists to mine adjacent property
4
0
4km
SCALE
SRK Consulting
Engineers and Scientists
Sishen Mine -
Map and Lease Area
FIGURE
2.1

**Figure 2.2 Sishen South Project: Map and Lease Area**


MOZAMBIQUE
ZIMBABWE
BOTSWANA
NAMIBIA
SOUTH AFRICA
Limpopo
North West
Free State
Northern Cape
Western Cape
Eastern Cape
Lesotho
Ploegfontein
Leeuwfontein
Klipbankfontein
Welgevonden
Kapstevel
Wolhaarkop
3 0 3km
SCALE
LEGEND
Mining Authorisation
Orebodies
Farm Boundaries
Plant Area
SRK Consulting
Engineers and Scientists
Sishen South Project -
Map and Lease Area
FIGURE
2.2

**Figure 2.3 Thabazimbi Mine: Map and Lease Area**



Thabazimbi Mine -
Map and Lease area
FIGURE
2.3
SCALE
2
0
2km
LEGEND
Mine Lease Area
Current Pit Outline
Farm Boundaries
Tailings Storage Facilities
SRK Consulting
Engineers and Scientists
Kwaggashoek
Bobbejaanwater
Van Der Bijl
Donkerpoort
Donkerpoort West
Buffelshoek
SOUTH AFRICA
BOTSWANA
NAMIBIA
MOZAMBIQUE
ZIMBABWE

## 3. GEOLOGY

### 3.1 Introduction

This section describes the geology of the Material Properties and Exploration Properties. For each Mining Asset the nature and geometry of the orebodies being, or planned to be mined, their structural complexity and the variability of their commodity grades or qualities is discussed. In addition to this, for each Mining Asset, a brief description of the geological potential is presented. This section also describes the technical status and geological potential of the Exploration Properties.

Detailed plans are available for inspection at various operating offices of Kumba Iron Ore where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request, copies of specific information will be made available at Kumba Resources Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

### 3.2 Sishen Mine

The iron ore deposit at Sishen Mine is one of a number of genetically related high-grade haematite deposits situated in the Sishen – Postmasburg area. Superior-type banded iron formations ("BIF") of the Transvaal Supergroup crop out along the western margin of the Kaapvaal craton in the Northern Cape Province. These iron formations can be traced as a prominent range of hills in a broken arc for some 400km from Pomfret in the north, to Prieska in the south. The bulk of the hematite mineralisation is found in the vicinity of Postmasburg and Sishen Mine. Within this sub-region, iron ore and associated lithologies of the Transvaal and Olifantshoek Supergroups crop out intermittently along an arcuate belt for 60km.

The outcrops define a regional anticlinal structure known as the Maremane anticline. Sishen Mine is located at the northern end of the anticline. At this locality, the bulk of the hematite ores is buried beneath younger cover lithologies.

The Transvaal Supergroup lithologies were deposited in an extensive epeiric sea on the central part of the Kaapvaal Craton. The strata developed within two related basins of which the westernmost (the Griqualand West basin) is preserved in the Northern Cape Province. The Transvaal Supergroup, as preserved within the Griqualand West basin, comprises an extensive, basal carbonate platform sequence (the Campbell Rand Subgroup) conformably overlain by iron-formations of the Asbestos Hills Subgroup. South of Postmasburg, the BIF of the Asbestos Hills Subgroup are in turn overlain by a mixed chemical and clastic unit termed the Koegas Subgroup. The Koegas Subgroup is conformably overlain by diamictite of the Makganyene Formation upon which lavas belonging to the Ongeluk Formation have been subaqueously extruded. North of the Sishen Mine area, the Ongeluk lava is in turn conformably overlain by BIF with interbedded manganese (Hotazel Formation) and carbonates of the Mooidraai Formation. The latter formations constitute the Vöelwater Group. At the Sishen Mine deposit, the upper parts of the Asbestos Hills Subgroup have been ferruginized to ore grade. These stratiform, laminated and massive ores constitute the bulk of the resource. They are unconformably overlain by a thick package of sedimentary rocks (conglomerates, shales, flagstone and quartzite) termed the Gamagara Subgroup. At Sishen Mine, diamictite of the Makganyene Formation and lavas of the Ongeluk Formation have been thrust over the sedimentary rocks of the Gamagara Subgroup. The diamictite and lava have been eroded by later events. Tillite of the Dywka Group and pebble beds, clay and calcrete of the Kalahari Group, have been deposited on these erosional unconformities.

Sishen Mine is situated on the northern extremity of the Maremane anticline. At this location the lithologies strike north-south and plunge from the centre of the anticline in a northerly direction. The bulk of the resource comprises high-grade, laminated and massive ores belonging to the Asbestos Hills Subgroup. These ores are truncated by an erosion surface upon which lower-grade conglomeratic ores and sedimentary rocks of the Gamagara Subgroup have been deposited. The orebodies are intensely folded and faulted. Dips vary according to local structures but at Sishen Mine a regional dip of 11° in a northwesterly direction prevails. Continuous, alternating basin and dome structures occur at Sishen Mine mine. These interference folds are further modified by normal faulting and low-angle thrusts. Ore bodies are best preserved in basinal and pseudo-graben type structures. The anticlinal structures normally comprise barren footwall lithologies. Highly deformed, isolated orebodies occur close to the Maremane anticline. The orebodies tend to be less deformed and more continuous, the further they are situated from the anticline. Hangingwall lithologies also thicken down plunge.

The carbonates of the Campbell Rand Subgroup are separated from the overlying BIF of the Asbestos Hills Subgroup, by a siliceous, residual breccia. This breccia is known locally as the Wolhaarkop Breccia and is developed on an irregular, karst surface. The BIF's of the Asbestos Hills Subgroup are characteristically fractured and brecciated, especially near the contact with the Wolhaarkop breccia. Both upper and lower contacts are erosion surfaces and together with the lack of easily identifiable marker horizons, make correlation of individual beds virtually impossible. A highly altered, slickensided, intrusive sill is commonly found separating the BIF from the overlying

laminated ore. At Sishen Mine it is generally less than 2m thick. The sill is invariably folded into the basinal geometry and only rarely crosscuts (intrudes) the ore bodies. The laminated and massive ores are commonly folded and faulted into basinal and pseudo-graben structures. Deep palaeosinkholes, filled with brecciated ore and Gamagara sedimentary rocks are found on the southern parts of the Sishen Mine properties. The sinkholes are restricted to antiformal structures close to the Maremane Dome on the southern portions of the mine. They are an important mechanism for preserving collapse breccia ore.

Sedimentary rocks of the Gamagara Subgroup, overlie the laminated, massive and breccia ores. Conglomerates of ore grade with well-rounded clasts and fine-grained, well-sorted, gritty ores are common at Sishen Mine. Partly ferruginised shales, interbedded with ore conglomerates and thick flagstones are also a feature of the Gamagara Subgroup. Along the western margin of Sishen Mine, Makganyene diamictite and lavas of the Ongeluk Formation have been thrust over the sediments of the Gamagara Subgroup. A few thin, diabase dykes with north south and northeast orientations, have intruded the stratigraphic sequence. They form impervious barriers and compartmentalise the groundwater. A buried glacial valley, filled with Dwyka tillite and mudstones has been identified with reconnaissance drilling. The valley is located between the mine and Kathu. It has a north-south orientation that changes to northwest between Dibeng and the mine. The valley does not fall within the planned open pit. The Kalahari Group comprises boulder beds, clays, calcrete, dolocrete and windblown sands. The Kalahari Group is developed to a maximum thickness of 60m. The clay beds at Sishen Mine can attain a thickness of up to 30m on the northern parts of the deposit. The Kalahari beds of calcrete, limestone and clay and quaternary sand and detritus, blanket more than 90% of the Sishen Mine mining area. Only scattered outcrops of iron ore and banded iron ore formation, on the south-eastern parts of the Kumba Resources properties, and quartzite further west, crop out on the surface.

**Table 3.1 Sishen Mine: Typical In-situ Grades**

| Ore type | % | Fe | $SiO_2$ | $Al_2O_3$ | $K_2O$ | P |
|---|---|---|---|---|---|---|
| Conglomeratic and grit | 18 | 62.2 | 5.3 | 2.9 | 0.28 | 0.055 |
| Breccia | 8 | 63.4 | 3.9 | 2.0 | 0.39 | 0.078 |
| **Massive** | **20** | **65.2** | **3.0** | **1.4** | **0.14** | **0.044** |
| **Laminated** | 54 | 66.3 | 2.4 | 0.8 | 0.07 | 0.056 |

The ores at Sishen Mine are composed of hematite and specular hematite with minor to trace amounts of limonite. Four distinct ore types can be classified (Table 3.1). Each has unique chemical, physical and metallurgical properties. The genesis of each ore type has been influenced by regional tectonism and the preservation of each orebody is primarily determined by local geological structures. The Laminated and Massive Ore are the most important sources of high grade, lump ore in the region. The upper portions of the Asbestos Hills Subgroup comprise fairly undisturbed, thinly laminated, hematite ore which grades upward into thickly bedded, contorted and even massive ores. Breccia ores comprise a chaotic arrangement of very angular and poorly sorted fragments of laminated and massive ore types, cemented by specular hematite. The breccias fill palaeosinkholes developed in the carbonates of the Campbellrand Subgroup. Angular fragments of BIF and some argillitic material are also found in the collapse breccia. Specularite is very common in the porous breccia matrix.

Conglomeratic ore belonging to the Gamagara Subgroup is preserved along the north, western and southern flanks of the Maremane anticline. At Sishen Mine, the conglomeratic beds occur within basinal and synclinal structures and also on the western side of major fault planes. The conglomeratic ores are invariably situated adjacent to, or are in close proximity to, laminated and massive ore bodies.

### 3.3 Sishen South Project

Iron ore at the Sishen South Project is preserved in chemical and clastic sediments of the Proterozoic Transvaal Supergroup. These sediments define the western margin of the Kaapvaal Craton in the Northern Cape Province. The stratigraphy was deformed by thrusting from the west and has undergone extensive karstification. The thrusting produced a series of open, north-south plunging anticlines, synclines and grabens. Karstification was responsible for the development of deep sinkholes in the dolomite, within which the iron ore at Sishen South Project has been preserved from erosion. These structures are therefore extremely important targets in the prospecting process.

Almost 80% of the Sishen South Project area is covered by sand, dolocrete and calcrete of the Kalahari Group. Outcrops of the Campbell Rand Subgroup and Kuruman Formation are found on the western portion of the prospecting area and banded iron formation of the Asbestos Hills Subgroup occur along the extreme eastern margin. Geophysical surveys and borehole drilling have established the presence of a number of covered deposits in the central and eastern parts of the prospecting area.

The only outcrops of iron ore at the Sishen South Project strike northeast – southwest across the western portion of Welgevonden 486 and Kapstevel 451. These outcrops form part of the eastern limb of an anticlinal structure. The iron ore comprises laminated and conglomeratic types and crops out as thin, lenticular bodies that dip between 40° and 50° to the east. At depth, shale, quartzite, conglomerate and lava overlie this ore. Four distinct iron ore types have been described at Sishen South Project, with most of the ores being similar (slightly different chemistry) to those found at Sishen Mine. Sishen South Project comprises clastic-textured (28.8% of total), laminated (52.9% of total), collapse breccia (9.8% of total) and conglomeratic (8.6% of total) ores. The synclines generally preserve laminated, clastic-textured and conglomeratic ores, whereas conglomeratic ore is often preserved within the grabens. Both conglomeratic and collapse breccia ore types are found in the sinkholes. Typical hanging-wall lithologies are conglomerate, shale, quartzite, tillite, clay and calcrete, although each geological structure contains a unique combination of ore types and waste lithologies. The ore minerals at the Sishen South Project are hematite and minor specularite. Mineralogically the iron ore comprises clasts that may be both massive and featureless, or porous and distinctly laminated. The matrix comprises mostly intergrown clay minerals, together with numerous small clasts and flakes of hematite entrained in the silicate gangue material. Clasts of massive hematite are characteristically non-porous or with only low levels of porosity, and as such, there is minimal clayey gangue material incorporated into the clasts. Clasts of finely laminated ore typically contain above average levels of initial porosity, with gangue minerals often infilling or partially infilling pore space. Small amounts of specularite are often associated with this type of clast. Clay-rich clast commonly appear to have been affected by secondary ferruginisation.

### 3.4 *Thabazimbi Mine*

Iron ore is defined as comprising iron-rich rock characterised by an iron content exceeding 60% by weight and containing less than 15% by weight of $SiO_2$. Low grade iron ore is defined as having an iron content between 55%Fe and 66%Fe.

The iron ore deposits at Thabazimbi Mine are hosted within the lower parts of the Penge Formation, which is the uppermost formation of the Chuniespoort Group within the Transvaal Supergroup. The base of the Penge Formation consists of chert-rich shale unit that averages 10m in thickness. This shale member is overlain by 300m to 400m of ferruginous sediments, consisting of thick autochthonous banded iron formation interlaminated with thin units of orthochemical iron-formation. The iron-ore bodies are typically located within the basal 50m to 80m of the Penge Formation within iron-oxide dominated rhythmites. Iron ore bodies are laterally discontinuous bodies that pinch out along strike and down-dip. The ore thickness ranges from 2m to in excess of 100m; the average mineralised thickness is approximately 20m. Rocks of the Transvaal Supergroup within the Thabazimbi Mine area strike east-northeast and dip to the south at angles between 45° and 60°. The Penge Formation crops out in three easterly trending belts reflective of thrust-related duplication of the Transvaal Supergroup associated with Waterberg-age tectonism. The three belts are referred to as the Northern Range, the Central Range and the Southern Range; weathering and erosion has resulted in these three belts having prominent topographic expression.

The Thabazimbi Mine iron ore deposits are considered to be the result of initial iron deposition during primary chemical sedimentation at the top of the dolomite-dominated Chuniespoort Group, giving rise to a thick zone of banded-iron-formation. Subsequent metamorphism and supergene processes have occurred and have resulted in local chemical modification of the rocks resulting in the formation of high-grade hematite rock within localised ore-bodies. Joint systems developed with the ores are also identified within the adjacent host lithologies; in addition, there is a strong spatial association between the presence of ores and faulting and brecciation of the lower Penge Formation. Ores grade laterally into banded-iron-formation with an increase in $SiO_2$ and $Al_2O_3$ content. Geochemical considerations suggest that the ores are a result of ferruginisation, in which chert, talc and carbonates within the primary banded iron-formation lithologies were selectively replaced by hematite or martite/goethite. Minimal instances of silicification have been identified within the Thabazimbi Mine ores suggesting that $SiO_2$ dissolved within the ore zones was not reprecipitated, but was removed by mobile solutions. Formation of the high-grade ores resulted from the selective removal of goethite, resulting in porous hematite rich ores.

Karstification within the underlying Frisco Formation results in slumping of the Penge Formation into these features. These structures are commonly associated with an increase in iron content with depth, which is suggestive of a second stage of ferruginisation of already Fe-enriched lithologies. Gravitational collapse of iron-formation and iron-ore units into solution-cavities within the underlying Frisco Formation dolomites resulted in brecciation and fragmentation of the iron ore units and increased permeability that was subjected to a further stage of epigenetic ferruginisation by cooler groundwater circulating within the zones of enhance permeability. Further epigenetic ferruginisation is evident around post-Karoo faults that transect the iron ore bodies.

Post-Karoo dolerite dykes transect the deformed Penge Formation lithologies and also displace ore bodies, as well as bounding ore zones in some of the deposits. In addition, the Pretoria Group unconformably overlies the Penge Formation, yet basal conglomerates of the Pretoria group contain no clasts of high-grade hematite implying that these rocks had not formed at the time of deposition of the Pretoria Group (±2.2 Ga). There have been two major metamorphic events over the Transvaal Supergroup lithologies at Thabazimbi Mine: the first event was the Bushveld contact metamorphism (±2.05 Ga), followed by dynamic metamorphism resulting from Waterberg tectonism.

The main ore deposits are hosted within the Northern Range and are referred to as the Kwaggashoek-East (Kwaggashoek 345KQ), East-Mine (Wachteenbietjiesdraai 350KQ and Kwaggashoek 345KQ), Donkerpoort (straddling Donkerpoort344KQ and Wachteenbietjiesdraai 350KQ) and Donkerpoort-West deposits (Donkerpoort 344KQ). These deposits share similar lithological, mineralogical and geochemical characteristics and cover a total strike length of approximately 11km. Iron ore mineralisation within the Southern Range is more sporadically distributed, when compared to the Northern Range; mineralisation is present over a strike length of approximately 5km. Mineralisation is most *specifically present* on Wachteenbietjiesdraai 350KQ, Buffelshoek 351KQ and Groenfontein 352KQ. Mineralisation within the Central Range has only been located on Kwaggashoek 345KQ.

Within the Northern Range, a diabase sill occurs within the iron formations of the Penge Formation approximately 90m above the basal contact of this formation with the underlying Chuniespoort Group Dolomite. The iron ore bodies are located within the basal portions of the Penge Formation.

The iron ore bodies of the Northern Range, as defined by a Fe cut-off grade of 55%, are characterised by irregular, tabular morphologies. The iron ore is commonly present, with the footwall contact of the orebody coincident with the basal shale unit of the Penge Formation. The iron ore frequently displays brecciated textures, with fragments of hematite contained in a secondary hematite matrix. Lenses of iron formation may be identified within the iron ore bodies, and locally shale may also be included within the iron ore. Thicknesses of orebodies in the Northern Range are typically in the range 15m – 30m. The iron ores near surface consist of hard, compact massive hematite rock. Down-dip, the rock textures change gradually towards more friable forms which grade into talc-hematite and calcite-hematite rocks.

Iron ore bodies within the Southern Range occur distributed within the banded iron formation and are generally significantly smaller and less laterally continuous than those of the Northern Range. The Southern Range deposits include Buffelshoek East and Buffelshoek West, Bobbejaanwater and the Meyer and Kumba Resources Mines. The western block of Buffelshoek West comprises thick iron-ore *mineralisation* (30m), which terminates against a diabase dyke. Structural complexities within this deposit are recognised, but have not been fully resolved. Iron ore mineralisation at the Bobbejaanwater deposit consists of irregular lenses of hematite rock in shales and banded iron formations. The mineralisation consists of fine-grained hematite that yields a high proportion of fines when mined; only a small proportion of the orebody can be beneficiated and yields a minor component of lump ore.

The Thabazimbi Mine iron ore deposits are dominated by hematite as the major iron oxide mineral present. The high grade ores consist predominantly of hematite with variable textures, accompanied by minor silicate minerals. With depth, the hematite rock grades into talc-hematite rock and calcite-hematite rock. Goethite and limonite are also present within the ore and low-grade ores at Thabazimbi Mine.

**Figure 3.1 Sishen Mine and Sishen South Project – Regional Geology**


N
Kathu
Sishen Mine
Glosam Mine
Beeshoek Mine
Postmasburg
Sishen South Project
LEGEND
Kalahari Formation
Mapedi Formation
Gamagara Subgroup
Voëlwater Subgroup
Ongeluk Formation
Makganyene Formation
Koegas Subgroup
Asbestos Hills Subgroup
Campbell Rand Subgroup
Manganore Iron Formation
Wolhaarkop Breccia
Thrust fault
Mine
Town
15
0
15km
SCALE
SRK Consulting
Engineers and Scientists
Sishen Mine and Sishen South Project - Regional Geology
FIGURE 3.1

**Figure 3.2 Sishen Mine – East-West Section through the Iron Ore Deposit**

West

East

300 0 300m

SCALE

LEGEND

Borehole

| LITHOLOGY | SUBGROUP |
|---|---|
| Kalahari Formation (Calcrete / Clay) | |
| Dyke | |
| Lava<br>Diamictite<br>Massive Argillite Zone<br>Red and Cream Coloured Shale<br>Quartz Arenite<br>Fine Grained Ferruginous Quartzite | Ongeluk Formation<br>Makganyene Formation |
| Red, Black And White Coloured Aluminous Shale<br>Conglomerate Iron Ore | Gamagara Subgroup<br>Uncomformity |
| Laminated / Massive Iron Ore<br>Banded Iron-formation<br>Chert Breccia | Asbestos Hills Subgroup |
| Dolomite | Campbellrand Subgroup |


SRK Consulting
Engineers and Scientists

Sishen Mine -
East-West Section through the Iron Ore Deposit

FIGURE
3.2

**Figure 3.3 Sishen South Project – *Section through the South Pit***



West
East
1200m AMSL
LITHOLOGY
Calcrete
Clay
Diabase Dyke
Lava
Diamictite
Shale
Upper "Tech"/Shale
Quartzite
Lower "Tech"/Shale
Shale
Flagstone
Conglomeratic Iron Ore
Laminated, Massive Iron Ore
Banded Iron Formation
Chert
Chert Breccia
Dolomite
SUBGROUP
Gamagara
Asbestos Hills
Campbell Rand
LEGEND
Fault
Inferred Thrust Fault
Inferred Contact
Borehole
Unconformity
Open-Pit Profile (Present)
500
0
500m
SCALE
SRK Consulting
Engineers and Scientists
Sishen South Project -
Section through the South Pit
FIGURE
3.3

**Figure 3.4 Thabazimbi Mine – Regional Geology**



Thabazimbi-Town
a
b
Northern Range
45°
KWAGGASHOEK 345 KQ
WACHTEENBIETJIES-DRAAI 350 KQ
Central Range
DONKERPOORT 344KQ
Krokodil River
Southern Range
50°
BUFFELSHOEK 351 KQ
Biersprlut
LEGEND
Pretoria Group (Sediments and Volcanics)
Penge Formation (Iron-Formations)
Malmani Subgroup (Dolomites)
Dolerite Dykes
Iron Ore Deposits
Mine Lease Boundary
Fault
Farm Boundary
Towns
3
0
3km
SCALE
SRK Consulting
Engineers and Scientists
Thabazimbi Mine - Regional Geology
FIGURE 3.4

**Figure 3.5 Thabazimbi Mine – Section through the Orebody in the Northern Range**



(b)
(a)
South
North
Penge Formation
Malmani Subgroup
(Frisco Formation)
LEGEND
Timeball Hill Shale
Iron - Formation
Low Grade Iron Ore
Iron Ore
Talc - Hematite Rock
Calcite - Hematite Rock
Shale
Dolomite
Band of Chert and Discoidal Dolomite
Diabase Sill
Brecciated Ore Zone
200
0
200m
SCALE
SRK Consulting
Engineers and Scientists
Thabazimbi Mine -
Section (a-b) through the Orebody in the Northern Range
FIGURE 3.5

# 4. MINERAL RESOURCE AND RESERVES

## 4.1 Introduction

This section summarises the methods used by Sishen Iron Ore to derive and classify the Mineral Resource and Mineral Reserve estimates for the Material Properties. It also presents SRK's comments and opinions on the reasonableness of these estimates and presents Mineral Resource and Mineral Reserve statements as appropriate. In addition, this section sets out SRK's view regarding the potential for proving up further Mineral Resources and Mineral Reserves at the Material Properties. Detailed plans are available for inspection at various Company operating offices where they remain due to the fact that many are working plans required for the continual management of the respective operations. On request copies of specific information will be made available at Kumba Limited, Roger Dyason Road, Pretoria West, 0001, Pretoria, Gauteng Province, Republic of South Africa.

## 4.2 Sishen Mine

The principal techniques used for outlining the orebody are surface mapping, geophysical surveys (gravity) and surface drilling. The surface outcrop of the entire property has been mapped, and gravity surveys have been performed at intervals over the entire mining area. Drilling is done in a phased manner, with decreasing grid spacing, or infilling, with each successive phase. Phase I to Phase IV are diamond drilled, while Phase V uses Reverse Circulation ("RC") Drilling. Phase I is drilled on a 400m grid, Phase II is on a 200m grid, Phase III is on a 100m grid, and Phase IV is on a 50m grid. Phase V RC drilling is completed in geologically or structurally complex areas to provide additional definition of the orebody and is drilled at a grid spacing of between 20m and 25m.

To date more than 13,000 exploration boreholes have been drilled, approximately 1,500,000m of drill core and percussion chips have been recovered. Annual drilling averages at between 40,000m and 50,000m and this rate has been sufficient to maintain or increase the total Mineral Resource remaining after mining. The majority of the exploration drilling is NQ (54.8mm) sized, although in areas where ground conditions are poor, typically with cavities and poorly consolidated ground, the holes may be drilled to BQ (42.1mm) size. All the exploration drill hole collar positions are surveyed with a differential GPS.

The rock chips from the RC drilling and the core from the diamond drilling are logged by a geologist and the data stored in a drill hole management database. All visibly ferruginised core or rock chips are sampled. In addition to assaying all ferruginous material, 1m composite waste samples above and below the ore intersection are assayed. Sample lengths are variable, but the minimum sample length is 0.4m, the maximum is 3.5m, and the standard length is 3m. Samples are restricted to one material type. The core is diamond sawed in half lengthways, and one-half is crushed with a jaw crusher before being sent for assay, while the other is retained for reference. RC samples are bagged for every 0.5m of drilling and are dried and split on site. Composites of the chips are made after geological logging to create sample lengths of 3m or reflecting the material type logged, with a minimum sample length of 0.4m. A core recovery of greater than 90% is required for a sample to be taken.

On receipt of the samples at the mine laboratory sample preparation area, all samples, whether originating from percussion or diamond drilling, are then reduced to –2mm by a gyroll crusher and then split to a 0.6–1.4kg sample for analytical procedures using a rotary splitter. Pellets are then made from the pulverised samples, which are then automatically analysed for FeO total, $K_2O$, $P_2O_5$, $Al_2O_3$, MnO, MgO and CaO by XRF methods. Results are automatically recorded by the analytical instruments, captured electronically and sent directly to the geology department as digital data files.

Material that falls outside the traditional definition of ore, but that will be processed as part of the SEP is sampled in the same manner, and where such material has been drilled in the past, and not sampled, a programme is in place to sample all of this material for areas that could still be mined. The drilling standards have been modified for drilling in BIF to ensure that at least 25m below the ore contact is drilled to intersect sufficient material that could contribute to the SEP.

In addition to sampling of the drilling core and rock chips, during the pre-feasibility and feasibility studies, bulk samples of particular material types that could be part of the SEP were taken from stockpiles, and from in pit benches, to test the potential for upgrading the material to produce a saleable product. During the pre-feasibility study, each sample was 3kt, which was fed through a primary and then secondary crusher. An incremental sampler, sampling at set variable interval rates, covering the total sample, produces a final sample of approximately 2.5t. During the feasibility study, the samples taken were in aggregate 80t, and the final sample produced was approximately 3t.

In both the pre-feasibility and the feasibility studies the final samples were dispatched to Kumba Research and Development for screening in several size fractions, and beneficiation tests performed at several density separations. The results of these tests were used to generate the beneficiation algorithms applicable to the individual SEP material types.

For the drilling samples, density measurements are performed on all sample pulps utilising a density meter, which is calibrated on a daily basis. The density measurements are validated against an empirically derived Fe% vs relative density graph which gives the expected upper and lower limits of the relative density expected from the measured Fe%.

Standard samples are submitted randomly with the production geology drilling samples (Phase 5), but not with the exploration drilling samples (Phases I to IV). A standard sample has been created from Sishen iron ore, and is used by the MRM Department. Differences of greater than one Standard deviation from the accepted value are flagged for re-assay. Duplicate samples are not routinely submitted; however over the past couple of years, over 200 duplicates have been submitted to the mine laboratory. A good correlation between the original and the duplicate samples has been observed for the major elements analysed. Blank samples are not submitted as the XRF machine is calibrated to analyse samples with Fe% greater than 35% and a blank sample would not give a meaningful result.

The Sishen mine laboratory is SANAS accredited (No: T0195) as from November 2002, and since 1994 has complied with ISO 9002 Standards. The Sishen laboratory participates in a round-robin programme with different laboratories of Kumba, Mittal and Assmang. The laboratory has its own programme of analysing standards and duplicates in addition to those submitted with the mine samples.

The major lithological units in and surrounding the mineralised lithologies are modelled with wireframes. Verification of the classification of the lithological codes assigned to the intervals in the drill holes is done both visually, as well as automatically by comparing the assayed value with the material type, and correcting ore materials assigned as waste materials and *vice versa*. Vertical sections are drawn on regular intervals and rings representing continuous lithological or material units are created. These are linked up between the sections to create the material wireframes. These solids are verified for overlaps, and include waste materials within the ore where the intersections are sufficiently continuous.

The major mining areas (North Mine, Middle Mine and South Mine) are divided up into structural domains representing areas with relatively homogenous structural, geological, or chemical characteristics. These various domains are used to create block models with a parent block size of 20m x 20m x 12.5m in X, Y, and Z dimensions, respectively. The blocks are sub-celled to dimensions of 10m x 10m x 6.25m to more accurately represent the volume of the ore wireframes. Data of Fe, $SiO_2$, $Al_2O_3$ $K_2O$, P and Density of material types are extracted from the validated drillhole database, within each of the material type wireframes, for each ore type within each structural domain and composited to 3m composites. Zero values are removed to ensure that geostatistical evaluations are based only on analysed data.

Anisotropic variograms are calculated for each element, for each structural domain, with the shortest axis perpendicular to the plane of the orebody and tilted to take into account the average dip of the structural domain. The modelled semi-variograms are typically either single or dual structured spherical models.

Geostatistical estimations of Fe, $SiO_2$, $Al_2O_3$ $K_2O$, P and density ("RD") are calculated per element per material type per structural domain by means of Ordinary Kriging ("OK") for main ore, conglomeratic ore and Banded Iron Formation ("BIF"). Directional search ellipsoids are orientated in the dip plane of the specific structural domain. An initial estimation is done using a search with 1.3 times the semi-variogram range. A second estimation is then undertaken using and expanded search of 2 times the semi-variogram range to estimate any blocks that remain uninformed by the initial run. This only affects zones classed as Inferred. A minimum of three and a maximum of 50 samples are used in the estimation.

Geostatistical estimations of Fe, $SiO_2$, $Al_2O_3$ $K_2O$ and P for the different waste materials are calculated per element per material type per structural domain by means of Inverse Distance Squared ("ID2"). RD for the different waste materials is calculated according to the Fe grade, based on an empirically derived correlation.

Subsequent to the estimation of the block models, they are sliced up into corridors, based on the easting and separately on the northing values. The average grade of the blocks in the model within each corridor is compared to the average grade of the composite samples within the corridor, to ensure the model honours the trends in the data. If there is an observed significant deviation over a couple of successive sections, a decision may be taken to modify the grade of the block model to match that of the input data more closely.

The classification of Mineral Resources at Sishen takes cognisance of three parameters. These are the relative density of drilling data, the interpreted structural complexity, and the kriging error of the Fe estimate of each block. Initially the density of drilling is assessed. If only Phase I or II has been completed then an Inferred Category is assigned. When Phase III drilling has been completed, an Indicated category is assigned, and after Phase IV or denser drilling completed, a Measured category is applied. In areas that are interpreted to be structurally complex, taking into account: variations in thickness, dip, and the degree of intercalation of waste zones in the mineralised material; the level of confidence is less and area is downgraded to a lower confidence category.

Kriging error associated with Fe estimates is used to assist in delineation of complex areas of increased risk. Fe variance is averaged in the Z direction to create a Fe variance map. The Fe variance is compared to the mean and standard deviation of the mining areas and the structural domains, and areas of higher variance are determined, which are considered to be higher risk areas. These areas are then, in conjunction with the structurally complex areas downgraded to a lower confidence Mineral Resource Category.

The Mineral Resource and Mineral Reserve Statement for Sishen that has been reviewed by SRK is tabulated in Table 4.1.

Mineral Resources defined by Kumba Iron Ore are based on an iron ore quality for Main Plant ore of at least 60%Fe and for SEP ore of at least 58.5% (beneficiated) Fe, appropriate mining and processing methods and a market for the product. Kumba has considered the likely economic potential of Main Plant and SEP Mineral Resource through the use of an "optimistic" open-pit shell (an open pit shell with higher economic criteria) beyond the open-pit shell used to define the Mineral Reserves. Only the high grade (≥60%Fe) Main Plant material has been defined as Mineral Resource beyond this "optimistic" open-pit shell as this is considered to have potential for underground mining.

SRK has separated the Mineral Resources and Mineral Reserves in terms of three categories (op1, op2 and op3) to reflect the process used by Kumba:

- op1 represents the material within the Final Pit shell (optimised);
- op2 represents the material between the final (optimised) pit shell and the the optimistic pit shell (with higher economic assumptions);
- op3 represents the material outside the optimistic pit shell, but above 60%Fe that has potential for underground mining.

The TEPs presented as part of this CPR reflect some 1,148Mt of material as total headfeed to the Main Plant and the SEP plant. There is a difference of 127Mt between the total headfeed and the Mineral Reserves as defined by Kumba. This material is strictly additional to even the Mineral Resources that have been defined although for consistency in reporting SRK has defined this as being from Inferred Resources in the LoM Plan. The average grade of the Mineral Resource is 58.6%Fe. SRK has undertaken certain checks and calculations of the Mineral Resources and Mineral Reserves and the appropriateness of the modifying factors as well as certain economic checks and confirms the statement contained in Table 4.1.

### 4.3 Sishen South Project

The primary exploration for Iron ore at Sishen South took place in the 1950's when Iscor undertook regional gravity and magnetic geophysical surveys in the Northern Cape. Anomalies were followed up and drilled with percussion drilling techniques. In the 1990s detailed gravity surveys around Sishen south proved highly successful and individual deposits were outlined to be followed up with drilling. Surface mapping was completed in all areas where there is outcrop, and the ore is not covered by calcrete.

The initial drilling done on Sishen South was all percussion drilling, but has later been replaced with diamond drilling. Currently holes are drilled with percussion drilling until just short of where the ore is expected, or to where the ground becomes competent enough, and from there the hole is completed with core drilling. The anomalies are usually initially drilled on a 100m spaced grid and off-grid holes are drilled to more closely define the margins of the orebodies. Portions of some of the deposits are currently drilled on a more widely spaces grid. Secondary infill drilling decreases the grid spacing to approximately 75m to 72m. Where geologically and structurally complicated areas are encountered a closer spaced drilling grid will be implemented. Drillhole collar positions are surveyed. A random selection of drillholes were downhole surveyed and the results all showed the holes to be within 2° of vertical. All holes are thus assumed to be vertical.

For the percussion drilling, 0.5m samples are collected, mixed and logged, and where mineralized, a 1m composite sample is taken. The RC chips and fine material are collected over 0.5m intervals and the hole is flushed after each 0.5m drilled. The RC holes are 165.1mm in diameter. The fines and chips are mixed by hand at the core shed and riffle split into two samples. A portion of each sample is then logged on a palmtop computer, and where mineralised, one of the samples is sent to the Sishen Laboratory for assay. The Sishen mine laboratory is SANAS accredited (No: T0195) as from November 2002, and since 1994 has complied with ISO 9002 Standards. The Sishen laboratory participates in a round robin programme with different laboratories of Kumba, Ispat – Iscor and Assmang. The laboratory has its own programme of analysing standards and duplicates in addition to those submitted with the mine samples.

The electronic log is then transferred to the Sable Database where it is verified. Final depths of drilling are checked for the RC holes and verified when the core drilling begins. RC boreholes account for <5% of the total number of boreholes drilled.

The core drilling is predominantly NQ (54.8mm) and BQ (42.1mm) sized. Core is first verified in terms of depth and recovery and then logged on a palmtop computer. The log is transferred to a Sable database and a paper copy of the log is made and verified. Recoveries are recorded on the log sheets and are typically greater than 95%. Samples are marked out in 1m lengths ensuring samples do not cross lithological boundaries and a 1m sample of waste is taken adjacent to the ore lithologies. The core is photographed before being split with a diamond saw and one-half bagged for analysis.

On receipt of the samples at Sishen laboratory sample preparation area, all samples, whether originating from percussion or diamond drilling, are then reduced to –2mm by a gyroll crusher and then split to a 0.6 – 1.4kg sample for analytical procedures using a rotary splitter. If the sample list indicates a field duplicate then a second sample is also taken, for submission to the laboratory. The sample numbers are allocated to Sishen South by the Laboratory, but assigned to samples by the Field geologist and the control samples are therefore blind to the laboratory. Field duplicates are submitted for every ten samples and a control sample made up from a 150kg sample of homogenised Sishen ore is included with every batch of 50 samples sent from the exploration site. Pellets are then made from the pulverised samples, which are then automatically analysed for FeO total, $K_2O$, $P_2O_5$, $Al_2O_3$, MnO, MgO, $TiO_2$, Ba, S, Sr, $Na_2O$ and CaO by XRF methods. Results are automatically recorded by the analytical instruments, captured electronically and sent to the Geologists as digital data files.

The density of every sample pulp is measured with a MINDENS density meter, which is calibrated on a daily basis. A bulk density determination programme has also been undertaken, which determined an average density for each orebody.

Geological and assay drillhole data are extracted from the drillhole database and transferred to geological modelling software. Vertical east west sections are created every 50m and detailed interpretations of the geology made on these. These are checked on north south sections before being signed off. The interpretation includes waste lithologies where they are of significant thickness, and consistent across drillholes. These interpretations are transferred to a second geological modelling package to conform to Sishen standards, where certain of the lithologies are combined to create a simplified 3D wireframe model for each lithology in each orebody. Wireframe solid shells are created by linking up the interpretation on each section.

The drillhole assays were composited to 1m for the estimation process, and omni-directional horizontal semi-variograms calculated from this data for the following elements: Fe, $SiO_2$, $Al_2O_3$, $K_2O$, P, S and for RD, as well as shorter range vertical semi-variograms. A block model was created for each orebody, with block dimensions of 10m x 10m x 5m in the X, Y and Z direction, respectively. The wireframe solids were used to assign a percentage of the block within ore, where the whole block is not contained within the wireframe. Grades and relative densities are calculated as a length weighted average of all the intersections within a lithology type and assigned to the waste blocks within the model. The 1m composites are used to populate the ore lithologies using ordinary kriging. Where there was sufficient data, only the diamond drill core composites were used in the estimation, however, where the data was more widely spaced, the percussion composites were used as well. Blocks that remained uninformed by the Kriging estimation were populated by using the estimated blocks and assigning a value based on the nearest neighbour. The relative density values were Kriged for the Kapstevel-Welgevonden model, but were calculated using an algorithm based on the Fe value for the remaining models. The Resource model estimates have been reviewed by various external consultants, including SRK and Snowden, for the purpose of validation and have been accepted by them.

Ore lithologies are considered for inclusion in the Mineral Resource and only material within those lithologies that has a Fe content of greater than 60% are included. The classification of the Mineral Resources is based on a combination of the density of the drilling and the Geologist's interpretation of the complexity of the geological structures in the area. The category may be downgraded if the geologist considers the area more geologically complex. Structurally complicated areas are judged by changes in dip, faulting, folding and erratic waste intersections within the orebody. Areas with a drill grid spacing of greater than 200m will be categorised as Inferred Resources. Areas with a drill grid spacing of closer than 200m but more than 70m would be classified as Indicated Resources. Areas with a closer Drill grid spacing are considered as Measured Mineral Resources.

For purposes of valuation, the Sishen South Project has been divided into two phases:

- Phase I consists of Reserves within the LoM plan and which have been valued on a DCF basis; and
- Phase II consists of Resources that lie outside the LoM plan and which have been valued as exploration assets.

The Mineral Resource and Mineral Reserve Statement for Sishen South that has been reviewed by SRK is contained in Table 4.2.

## 4.4 Thabazimbi Mine

Mineral Resource estimates at Thabazimbi Mine are based predominantly on percussion drill hole sample information. A few diamond drill holes have been developed for the purposes of acquiring geological, geotechnical and geometallurgical data. Reverse circulation drilling is used only where the geological understanding of the orebody is low and where low-grade or waste zones within orebodies are being examined. Geologists at Thabazimbi Mine recognise the potential for down-hole contamination particularly in deeper drill holes. Accordingly, when lithological interpretations are made, using deep drill holes, there is a tendency to make these interpretations in a conservative fashion. All drill hole data are stored in a single database.

The percussion drill holes are sampled using a one-metre downhole interval. These samples, consisting of drill cuttings are logged by geologists, with particular reference to lithology, extent of weathering, rock colour and if possible any structural information that might be accessible from the sampling. Cuttings collected from the drill head are bagged and transported to the geological core shed facility for splitting; a small sub-sample of the cuttings is taken at the drill head for immediate lithological identification.

At the core shed, the samples are split using a riffle splitter into three samples: one sample is retained as an analytical sample, one is retained as a reference and the remaining sample is used to facilitate the logging. This sample is washed to remove dust and allow the lithologies of the retained fragments to be examined in detail and logged. Samples are bagged and labelled for assay at the mine laboratory, situated in the main process plant.

Blast holes (250mm diameter) are also sampled to assist in short-range grade control procedures. Technical staff of the mine are responsible for the sampling of all blast holes. The sample lithology is considered more important in this particular case than the sample grade. Blast hole samples are composited by lithology and single samples of each lithological unit encountered within each blast hole are prepared. One aspect of this sampling technique that must receive comment is the relative sample size and the sub-sample dimensions. Blast hole samples yield large volumes of cuttings per metre drilled and comparatively small sub-samples are retained. The granulometry of the blast holes is also fairly coarse. There has not been any application of modern sampling theory to the determination of the sampling characteristics of these ores and SRK consider that the blast hole samples are likely to retain an unacceptably large sampling variance, largely as a result of the reduction of sample volumes. However, this situation is not problematic because grade control samples do not contribute to any Mineral Resource estimation process. Drill hole collars (both blast hole and percussion drill holes) are surveyed by qualified surveyors; percussion holes deeper than 60m depth are surveyed using down hole instrumentation to determine the drill trace.

Percussion drill hole samples are analysed at the mine laboratory. Labelled sample bags are delivered to the mine laboratory entrance. The bags are examined to ensure that the appropriate sample numbers are present. At present, the geological department does not submit any external quality control samples to the laboratory. All laboratory quality control is the responsibility of the laboratory manager.

On receipt of the bagged samples, the bags are inspected and if the samples are dry, approximately 50g of sample are scooped from the bag and milled. If the sample granulometry is considered to be too coarse, the sample may be crushed within an Osborne Crusher before being milled. The large samples received by the assay laboratory are not reduced to subsamples through any mechanical process of sample reduction. The subsample that is manually extracted from the bag, via scooping, is mixed with a borax binding agent and milled within a closed circuit ring and puck mill and approximately 8g of the resultant pulp is extracted and compressed into a pressed pellet using a hydraulic press; the pellet is approximately 25mm in diameter. These pellets are then analysed using XRF to determine Fe total, $SiO_2$, $Al_2O_3$, MnO, $P_2O_5$, CaO, MgO, $K_2O$ and $TiO_2$. In the past there have been some restricted programmes involving duplicated samples riffled in the geological core shed, but these have been of very short duration. At the time of writing, there is no active duplicate sample submission process and there has been no conclusive demonstration that the sampling protocols that are employed at Thabazimbi Mine do not result in high sampling variances. All analytical quality control is internal to the laboratory. Instrumental calibration is tested using reference materials that include carbon-steel samples and internal quality control materials. Mine production samples are used as internal quality controls and borate-fusion discs are prepared from sample material and circulated between Kumba Laboratories at Sishen Iron Ore Mine, Newcastle Steel Works and Saldanha Steel in an internal round-robin process. In addition, there have been tests run comparing fusion discs and pressed pellets.

Density of routine geological sample materials is not measured at the Thabazimbi Mine Laboratories. Within the sample database, the stored value for the density is estimated using a relationship that links density to the iron content. This relationship has been determined from extensive sampling conducted at Sishen Mine, using diamond cores. This relationship has not, however been validated with respect to the Thabazimbi Mine ores and the tonnages applied within the Mineral Resource estimation purposes are based exclusively on average density values applied to individual rock types. In the case of Thabazimbi Mine, ore material is assigned a density of $4.7t.m^{-3}$. Low grade ore (ore with iron content between 55% and 60%) has an assigned density of $4.1t.m^{-3}$.

Analytical results from the XRF determinations are compared against the visually determined lithology of the sample. If there is an obvious mis-match between the sample geochemistry and the lithology, the sample is resubmitted for analysis. In addition, the sum of the oxides determined by XRF is estimated. In general the sum of oxides is less than 100%, implying that other elements not determined by the XRF are present within the materials. Analytical data derived from the laboratory are provided in electronic format to the geological department.

The geological and geochemical data relevant to sampled drillhole intervals are stored within a specialised geological database that has several in-built data validation procedures that trap specific errors within the drill hole data. Data are stored within this database and exported to the generalised mining software package that is used for the geological modelling. Within this software package, a data validation script is available that tests each sample interval to check that the geochemistry and the lithology are consistent; instances where these are not, are flagged and are manually checked by the relevant pit geologist responsible for the specific area of the mine.

SRK note that there are no independent analytical quality control checks that permit the geologists responsible for the Mineral Resource estimation to certify that the analytical data are of sufficient quality on which to base the Mineral Resource estimate. Furthermore the geologists are unable to declare that the analytical data are unbiased and that this characteristic is then shared by the Mineral Resource estimates. Thabazimbi Mine has had an extensive production history and the analysis of the production samples against which payments are made are undertaken at the same laboratory. In addition, the round-robin analyses conducted between the Kumba Laboratories on borate fusion discs of production samples are considered to provide a minimum level of quality control that implies that the standard geological samples are probably acceptable for use within the Mineral Resource estimation process. The use of a single density value cannot be considered to be an example of best practice, particularly when the laboratory does not routinely determine sample densities from either the few diamond drill holes that may be present or from routinely collected pit samples representative of intact specimens of ores.

Geological interpretation is undertaken on individual section planes drawn through drill holes. These section planes are digitised and captured within the generalised mining software employed for the geological modelling. In addition to the sectional interpretations, pit sidewall mapping is undertaken on suitable exposures using an MDL laser distomat instrument that records the three-dimensional co-ordinates of sample locations for geologically significant features. Location data for geological contacts mapped on any particular mine face can thus be included within the modelling process.

Wireframe modelling is undertaken on sections, delineating geological entities identified within the drill holes. The individual three-dimensional rings, developed within serial sections are linked together to form a single closed-form wireframe describing the interpreted shapes of the geological features that are being modelled. The features that are modelled include diabase dykes, the high-grade ore zones (+60% Fe) and the low-grade ore zones (ore with iron content between 55% and 60%). Prior to the modelling of the ore body lenses, data coding is undertaken. All one-metre long samples that include a contact between adjacent rock types are coded specifically. These 'mixed' samples are specifically excluded from all subsequent estimation since they are contaminated entities that do not belong to any specific lithological population. Block models with block sizes of 10m x 10m x 10m are developed for the purposes of grade interpolation. Originally, this block size was used in order to achieve a reasonable volumetric approximation to the wireframe forms used in the modelling of the orebodies.

Several years ago, Thabazimbi Mine implemented a new generalised mining software package for the purpose of orebody modelling; this programme had several significant advantages over the programme that it replaced, including the ability to sub-block against geological boundaries in order to better reproduce the ore volumes within the sub-blocked models. However, at the time of the change, Thabazimbi Mine did not re-examine the block size issue and retained the use of this block geometry. In reality, the 10m x 10m x 10m block size is significantly smaller than the typical drilling grid, which in well informed areas may approach 50m x 50m. The impact of estimating to small blocks has been the subject of several geostatistical studies and there is no doubt that small block estimates will be accompanied by biased grade-tonnage curves. Thabazimbi Mine do not report the ore estimates at cut-offs above those used to define the orebody envelopes and any attempt to do so would be erroneous; Thabazimbi Mine additionally do not base mining decisions on the grade estimates of individual blocks, but do consider qualities of aggregates of blocks.

Thabazimbi Mine make use of ordinary kriging and inverse distance squared interpolation methods for the development of the grade models used for pit planning, optimisation and the reporting of Mineral Resources. The grades of Fe, $Al_2O_3$, MnO, $P_2O_5$ and $K_2O$ are interpolated using ordinary kriging for the ore (Fe>60%) and the low-grade ore (55%<Fe<60%); Mineral Resources are only reported from these two material types. Qualities for all other lithologies are interpolated using inverse distance squared weighting. Within the ore and low-grade ore $SiO_2$ is estimated using an orthogonal regression residual approach, with the regression between $SiO_2$ and Fe utilised for this purpose.

This estimation approach considers the interpolation of the regression residual between $SiO_2$ and Fe and the development of the $SiO_2$ estimate from the Fe estimate, the regression equation between $SiO_2$ and Fe ($SiO_2$ = m.Fe + c) and the estimated residual. This approach is advantageous as it approximates a co-kriged estimate between $SiO_2$ and Fe, which enjoy a strong negative correlation within the ore and low-grade ore units; use of co-kriging ensures that the relationships between the estimated Fe and $SiO_2$ values are coherent.

Variograms for the kriging estimates are developed from a combined data set of low-grade ore and ore samples. These variograms are updated on an annual basis. The kriged estimates are developed using a nested three-part search strategy. The first search is characterised by the shortest search distances and the requirements for the greatest number of samples, ensuring that this is the highest quality estimate that is made. Sequentially, the search ranges increase and the minimum number of data required to complete an estimate reduce, permitting more blocks that are remote from the data, yet within the interpreted wireframes to be estimated. Blocks are flagged with the index of the search volume that was used to undertake the block estimate.

Thabazimbi Mine classify the Mineral Resources using definitions of the SAMREC Code. In determining the appropriate classification Geologists at Thabazimbi Mine consider the following factors relevant to the estimates:

- Distance separating the block centroid from the nearest sample used in the estimate;
- Total number of sample data used to develop the estimate;
- The Kriging Relative Standard Deviation; and
- Search volume used to derive the estimate.

These parameters have all been used to assist in determining the classification that is to be applied to a block estimate. Indicator variograms have been developed for IFe>55%, to assist in determining the "continuity" of low-grade and ore at each of the orebodies; these variographic parameters have been used to define 'classes' for each orebody that express the typical continuity of high grade lenses, in this manner appropriate values for the distance to the nearest sample can be derived for each block estimate. The total number of samples used in an estimate is reflective of the total confidence in the quality of the estimate. However if the ore occurs as thin lenses, then less local samples of ore are likely to be available to service an estimate. Accordingly the confidence attached to thin lenses must be lower than that attached to thicker, more robust ore bodies. Blackwell and Sinclair (1996) proposed the use of the kriging relative standard deviation as an aid to the classification of Mineral Resources, its use here is an attempt to include variographic characteristics into the classification and use them in a manner that does not purely consider variogram range versus sample-block separations. The nested search volumes used to estimate the block grades provide an additional perspective on the data density with respect to the search requirements. At Thabazimbi Mine, the classification has been automated, by defining a set of criteria values for each of the four factors considered in the classification. Values for the factors are determined and compared against a set of critical values that define the classification system.

SRK appreciate the desirability of having a classification system that can be automated. The advantages of such a system lie primarily in the reproducibility of the classification independent of personal sentiment that the Competent Person may harbour at the time of classification. In SRK's opinion the classification system applied at Thabazimbi Mine covers the most salient features that would be required and when the results are examined, these certainly appear reasonable when the sample density distribution is examined as well. One minor observation, for example, is that in the case of the Buffelshoek West estimate, areas of Inferred Mineral Resources occur within largely Measured Mineral Resources. This scenario is unusual in the sense that it implies that within a large area that has been classified as being very well understood, are areas in which the mine staff are unsure that ore may even be present. This type of scenario implies that there may be some requirements to either modify the criteria applied in the classification of the Mineral Resources or to manually modify the classified Mineral Resources, in order to render the classified results more coherent with adjacent blocks. These features aside, the classification system considers a wide spectrum of the most relevant features that deserve consideration in a balanced classification system.

The estimates are based on ordinary kriged estimates of small blocks. In one sense it would be preferable to make use of larger blocks that are more appropriately sized with respect to the drill hole grid spacings. If this were the case, the individual qualities of the block estimates would improve and issues such as conditional bias would be reduced. In mitigation of these effects, these estimates are developed within envelopes that are relatively restrictive with respect to the grade ranges that can physically exist, at least as far as the estimates of iron are concerned.

The real issue of concern with respect to the quality of the estimates centres on some of the deleterious elements, in particular Phosphorous that frequently does not respond significantly to beneficiation, unlike $Al_2O_3$ and $K_2O$, which frequently reflect shale components within the iron ore and which often respond very favourably under beneficiation. It is highly desirable to maximise the quality of the estimates of some of these components; SRK note that the variograms of these elements have also been developed from the raw data. In SRK's experience, analysis of components like phosphorous frequently benefit from transformation of the data to a more tractable distribution compared to the usual highly-skewed distribution displayed by these elements.

Mineral Resources defined by Kumba Iron Ore are based on an iron ore quality of at least 55%Fe, appropriate mining and processing methods and a market for the product. SRK understands that Kumba Iron Ore are investigating the application of appropriate economic factors as outlined in the SAMREC Code for the definition of Mineral Resources. The application of economic factors may impact on the quantity of resources. In consideration of the work that is being undertaken and the likely increase in Kumba Iron Ore's iron ore resources from the Phoenix Project SRK has not modified the Mineral Resources stated above.

The Mineral Reserve Statement includes the in-situ material from the Measured and Indicated Mineral Resource categories that has been converted to produce Mineral Reserves. The Mineral Reserves have been developed following an appropriate open pit optimisation and mine design exercise and reflect the material contained with the envelope of the final open pit outline. SRK has differentiated the Mineral Resources in terms of the categories of op1 and op2 to illustrate the likely Mineral Resource converted to Mineral Reserve and remaining Mineral Resource. The converted Mineral Resource is subjected to certain mining loss and dilution modifying factors. The remaining Mineral Resource (op2) principally reflects material that is available beyond the currently accepted final open pit envelope. The TEPs presented as part of this CPR reflect the Mineral Reserves of some 14Mt. There is no material derived from other sources such as modified Inferred Mineral Resource included in the LoM Plan.

Quality Assurance and Quality Control procedures are in SRK's opinion inadequate. Notwithstanding these comments, SRK believes that the Resource and Reserve statements are SAMREC compliant. This is supported by:

- The fact that the laboratory makes use of Quality Assurance and Quality Control procedures in the determination of the final product. It must be noted that the Quality Assurance and Quality Control procedures do have an influence on the Reserve Estimations and the conversion of Resources to Reserves. In addition, sample material is circulated between Kumba Laboratories at Sishen Iron Ore Mine, Newcastle Steel Works and Saldanha Steel in an internal round-robin process.
- Historical mining and reconciliation since 1932, representing 73 years of operation.

The Mineral Resource and Mineral Reserve Statement for Thabazimbi Mine that has been reviewed by SRK is tabulated in Table 4.3.

## 4.5 Mineral Resources Estimate

Details of mineral resources estimates are contained in Table 4.4.

**Table 4.1 Sishen Mine: Mineral Resource and Reserve Statement (1 January 2006)**

| Mineral Reserve Category[1], [6] | Tonnage (Mt) | Fe (%) | SiO2 (%) | Al2O3 (%) | K20 (%) | P (%) |
|---|---|---|---|---|---|---|
| **Proved** | | | | | | |
| – op1 | 727 | 59.04 | 9.99 | 2.80 | 0.42 | 0.07 |
| **Probable** | | | | | | |
| – op1 | 294 | 59.04 | 11.87 | 3.00 | 0.42 | 0.07 |
| **Total[7]** | **1,021** | **59.04** | **10.53** | **2.86** | **0.42** | **0.07** |

| Mineral Resource Category[1], [2], [3], [4], [6] | Tonnage (Mt) | Fe (%) | SiO2 (%) | Al2O3 (%) | K20 (%) | P (%) |
|---|---|---|---|---|---|---|
| **Measured** | | | | | | |
| – op1 | 1,035 | 58.99 | 9.99 | 2.80 | 0.42 | 0.07 |
| – op2 | 443 | 53.75 | 17.84 | 2.35 | 0.35 | 0.07 |
| – op3 | 94 | 64.93 | 3.76 | 1.62 | 0.20 | 0.07 |
| **Sub-total** | **1,571** | **57.87** | **11.83** | **2.60** | **0.39** | **0.07** |
| **Indicated** | | | | | | |
| – op1 | 192 | 57.43 | 11.87 | 3.00 | 0.47 | 0.06 |
| – op2 | 287 | 55.88 | 14.26 | 2.61 | 0.31 | 0.07 |
| – op3 | 223 | 64.72 | 3.78 | 1.75 | 0.19 | 0.07 |
| **Sub-total** | **702** | **59.11** | **10.28** | **2.44** | **0.32** | **0.07** |
| **Inferred** | | | | | | |
| – op1 | 18 | 56.43 | 11.28 | 2.72 | 0.38 | 0.05 |
| – op2 | 11 | 55.01 | 14.97 | 2.85 | 0.40 | 0.06 |
| – op3 | 153 | 64.50 | 4.01 | 1.82 | 0.21 | 0.07 |
| **Sub-total** | **181** | **63.14** | **5.38** | **1.97** | **0.24** | **0.07** |
| **Total Resources** | **2,455** | **58.61** | **10.51** | **2.36** | **0.34** | **0.06** |

(1) op1 represents the material within the Final Pit shell (Optimised).

(2) op2 represents the material between the final (optimised) pit shell and the optimistic pit shell (With higher economic assumptions).

(3) op3 represents the material outside the optimistic pit shell, but above 60% that has potential for underground mining.

(4) Fe >= 60% for Main Plant and Fe>=55% for SEP.

(5) Mineral Resources stated as inclusive of Mineral Reserves.

(6) Sishen Iron Ore has a 100% equity stake in Sishen Mine, but a 78.6% undivided share in the Sishen Mine minerals rights. The remaining minerals rights are held by Mittal Steel, which is entitled to 6.25Mtpa of final ore products.

(7) The SRK FM for Scenario II includes: Inferred Resources in the LoM Plan of 17.5Mt from the Sishen Mine Reserve Scorecard File; Selective Mining of 51.2Mt from the SRK Audited Sishen Mine LoM Plan and Various surface stockpiles (SEP 44.4Mt, MP14.5Mt). The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

***Table 4.2** Sishen South Project: Mineral Resource and Reserve Statement (1 January 2006)*

| Mineral Reserve Category[1] | Tonnage (Mt) | Fe (%) | SiO2 (%) | Al2O3 (%) | K20 (%) | P (%) |
|---|---|---|---|---|---|---|
| **Proved** | | | | | | |
| – op1 | 54 | 64.80 | 3.24 | 0.05 | 0.10 | 0.03 |
| **Probable** | | | | | | |
| – op1 | 11 | 63.30 | 3.97 | 0.05 | 0.20 | 0.02 |
| **Total** | **65** | **64.55** | **3.36** | **0.05** | **0.12** | **0.03** |

| Mineral Resource Category[1, 2, 3, 4, 5] | Tonnage (Mt) | Fe (%) | SiO2 (%) | Al2O3 (%) | K20 (%) | P (%) |
|---|---|---|---|---|---|---|
| **Measured** | | | | | | |
| – op1 | 58 | 65.40 | 3.24 | 0.05 | 0.10 | 0.03 |
| – op2 | 31 | 65.40 | 3.24 | 0.05 | 0.10 | 0.03 |
| – op3 | 51 | 65.40 | 3.24 | 0.05 | 0.10 | 0.03 |
| **Sub-total** | **140** | **65.40** | **3.24** | **0.05** | **0.10** | **0.03** |
| **Indicated** | | | | | | |
| – op1 | 14 | 64.40 | 3.97 | 0.05 | 0.20 | 0.02 |
| – op2 | 94 | 64.40 | 3.97 | 0.05 | 0.20 | 0.02 |
| **Sub-total** | **108** | **64.40** | **3.97** | **0.05** | **0.20** | **0.02** |
| **Sub-total** | **248** | **64.97** | **3.55** | **0.05** | **0.15** | **0.02** |
| **Inferred** | | | | | | |
| – op3 | 42 | 62.00 | 3.10 | 0.05 | 0.19 | 0.03 |
| **Sub-total** | **42** | **62.00** | **3.10** | **0.05** | **0.19** | **0.03** |
| **Total Resources** | **290** | **64.53** | **3.49** | **0.05** | **0.15** | **0.02** |

(1) op1 reflects Mineral Resources used for the definition of Sishen South Phase I.

(2) op2 reflects Mineral Resources used for the definition of the increment between Sishen South Phase I and Phase II.

(3) op3 reflects resources not associated with Sishen South Phase I and Phase II.

(4) *Fe >= 60%.*

(5) Mineral Resources stated as inclusive of Mineral Reserves.

**Table 4.3 Thabazimbi Mine: Mineral Resource and Reserve Statement (1 January 2006)**

| Mineral Reserve Category[1,3] | Tonnage (Mt) | Fe (%) | K20 (%) | P (%) |
|---|---|---|---|---|
| **Proved** | | | | |
| – op1 | 10 | 64.1 | 0.15 | 0.08 |
| **Probable** | | | | |
| – op1 | 4 | 63.6 | 0.09 | 0.04 |
| **Total** | **14** | **64.0** | **0.13** | **0.07** |

| Mineral Resource Category[1,2,4,5] | Tonnage (Mt) | Fe (%) | K20 (%) | P (%) |
|---|---|---|---|---|
| **Measured** | | | | |
| – op1 | 11 | 62.1 | 0.15 | 0.06 |
| – op2 | 12 | 62.1 | 0.15 | 0.06 |
| **Sub-total** | **23** | **62.1** | **0.15** | **0.06** |
| **Indicated** | | | | |
| – op1 | 4 | 61.6 | 0.12 | 0.04 |
| – op2 | 14 | 61.3 | 0.12 | 0.04 |
| **Sub-total** | **18** | **61.4** | **0.12** | **0.04** |
| **Sub-total** | **42** | **61.8** | **0.13** | **0.05** |
| **Inferred** | | | | |
| – op1 | 3 | 61.7 | 0.11 | 0.07 |
| – op2 | 17 | 60.0 | 0.11 | 0.07 |
| **Sub-total** | **20** | 60.3 | 0.11 | 0.07 |
| **Total Resources** | **61** | **61.3** | **0.13** | **0.06** |

(1) op1 represents the material within the Final Pit shell (Optimised).

(2) op2 represents the material between the final (optimised) pit shell and the the optimistic pit shell (with higher economic assumptions).

(3) Fe >= 60%.

(4) Fe >= 55%.

(5) Mineral Resources stated as inclusive of Mineral Reserves.

**Table 4.4 Iron Ore Mineral Resource Estimate (1 January 2006)**

| Mineral Resource Category | Tonnage (Mt) | Fe Grade (%) |
|---|---|---|
| **Measured** | | |
| Kromdraai | **0.56** | **60.0** |
| **Sub-total** | **0.56** | **60.0** |
| **Indicated** | | |
| Zandrivierspoort | **447.00** | **34.9** |
| **Sub-total** | **447.00** | **34.9** |
| **Total** | **447.56** | **34.8** |
| **Inferred** | | |
| **Total** | **447.56** | **34.8** |

## 5. MINING

This section includes discussion and comment on the mining engineering and related aspects of the LoM plans associated with the Material Properties. Specifically, comments are given on the applicability of the mining methods, rock mechanics and geotechnical considerations, ventilation and the planning process. The mining engineering and related aspects contained in this section support the production schedules, operating costs and capital expenditures contained in the FMs in Section 14.

### 5.1 Mine Planning Process

The planning process at the Material Properties is dependent upon input from the geology/resource management departments. Responsibility is assigned for addition/revision, and depletion sign-off on the Mineral Resource and Mineral Reserve models, which form the basis for subsequent design and planning and extraction sequencing incorporated into the LoM Plan. In the majority of instances this is completed using a combination of geological modelling, mine planning and production scheduling computer software.

The LoM planning cycle (currently financial year from January to December), following ratification of key input parameters, commences with updating of the Mineral Resource statement allowing for depletion projections, and generation of a SAMREC/JORC compliant statement for 31 December. On completion of this update of the Mineral Resource statement, the planning process commences and comprises:

- Targets, objectives and guidelines that are derived from the corporate headoffice business plans;
- A detailed short-term (one- to three-year) operating plan including detailed mining face positions for surface mine layouts and associated development layouts for underground operations;
- An extension to this short-term plan resulting in a five-year or ten-year plan from which a capital expenditure programme is developed;
- Extension into a full LoM Plan including mining layouts and extraction strategies, which deplete the Mineral Reserve in accordance with the pre-defined strategies.

In conjunction with the above, a detailed (one-year) operating cost budget is subsequently projected and where appropriate modified for the LoM production schedule. The one-year budget is generally prepared on a monthly basis, extending into quarterly periods and annually thereafter. Of critical importance is the utilisation of historical data for dilution and extraction factors and operating costs.

SRK concludes that the LoM planning process and resulting LoM Plans are diligently prepared by competent professionals. SRK considers that the planning process and resulting LoM Plans, as modified and reported herein, generally reflect international practice and are appropriate for the purposes of this CPR.

### 5.2 Sishen Mine

***Mining Methods***: Sishen Mine is a large, mature opencast mine established in 1953 to develop the extensive local iron mineralisation and resources in the area. All the RoM ore is beneficiated and, after blending to specification on product stockpiles, is railed to Saldanha Bay for the international export sales markets or inland to the domestic customers. The Mineral Resources and Mineral Reserves have historically been derived from >60%Fe material and lower grade iron ore was stockpiled or classified as waste. An investigation into mining and processing lower grade material has been completed by Kumba Iron Ore and the SEP Phase I is being constructed to process >58.5%Fe material.

The regional topography is flat and access into the pit areas is provided by a number of haul roads that are generally constructed to a minimum width of 30m and at a maximum gradient of 8%. Mining operations are widespread and take place over the full area of the deposit. The pit can broadly be divided into a North, Central and South pit area. Waste dumps are located on the east and west sides of the pit, and some backfilling of mined out pit areas has already commenced in the Central and South pit area. In the longer term a greater opportunity for backfilling exists.

An in-pit crusher located in the North pit area is used to reduce haul distances and crushed ore is conveyed from the in-pit crusher to the beneficiation plant.

Mining benches are cut at 12.5m intervals although smaller equipment has been introduced to enable the mining operation to mine more selectively from the bench and flitches. The mining operation is conducted using a large fleet of conventional open pit mining equipment comprising blast hole drilling rigs, electric face shovels, and 170t and 190t off-highway trucks supported by appropriate ancillary mining equipment. Where appropriate, electric trolley assist for truck haulage is used improving the up-hill truck speeds on in-pit haul roads and roads to the waste dumps. A small proportion of the waste rock can be free dug (16%) but the majority of the rock to be mined requires drilling and blasting. The ore material consists of haematite in enriched banded iron formation. These rocks are very hard and have a high specific gravity. The mining duty is considered to be heavy.

The mining equipment fleet is maintained on an ongoing basis, with interim major overhauls and rebuilds planned during the life of each of the primary units of mining equipment. Provision is made to replace the equipment as justified by higher maintenance costs as each unit ages.

The final pit as planned will require the relocation of certain surface infrastructures due to the expansion of the open pit westwards and a 500m blasting perimeter. The likely costs for infrastructure relocations have been provided for in the capital planning and have been utilised in the open pit optimisation exercises.

***Dilution, Mining Losses and Reconciliation***: A mining block size of 10m x 10m x 6.25m is used for ore definition in terms of the different material categories used at the mine. These blocks can be aggregated to form a bench of 12.5m in vertical height. A block is classified according to the material type in which the centroid of the block falls. The block includes estimates for dilution and for mining loss only where the centroid of both blocks falls outside the ore zone. Sishen Mine has traditionally used six material codes to derive the Mineral Reserve estimates although product quality algorithms are used to determine the likely product. An allocation percentage is attributed to each of the material codes. The six material type codes include: four for ore to define blocks above and below a grade of 64.5%Fe as well as above and below a phosphorous content of 0.08%; one for the high density (RD>3.6) hangingwall waste and one for the low density (RD<3.6) footwall waste. Dilution and ore loss is incorporated in the two waste material categories where the orebody outline transgresses the block boundary. From reconciliation with the actual plant feed the proportion of these material categories reporting as actual plant feed is quantified and used in defining the Mineral/Ore Reserves. The latest reconciliation indicated that the following proportions report as ore: 100% of the ore blocks with low phosphorous; 58% of the ore blocks with high phosphorous; 25% of the high density hangingwall waste; and 60% of the low density footwall waste. For the latest Mineral/Ore Reserves the material codes have been expanded to some 14 categories principally to include the different combinations associated with introducing the SEP plant and to formalise the contribution from selective mining. In terms of iron ore grades the material greater than 64.5%Fe is planned to report exclusively to the Main Plant whilst material between 61%Fe and 64.5%Fe can be treated at the Main Plant or SEP Plant. Ore with a grade of some 40%Fe to 61%Fe is planned to be treated exclusively at the SEP Plant. These material codes are used in the scheduling algorithms and not all the material that is defined as ore is necessarily treated in the period of the LoM Plan. A certain amount of SEP material located towards the base of the open pit remains at the end of the LoM Plan due to the treatment capacities of the two plants. This indicates the potential for increased SEP production as envisaged by Kumba Iron Ore in the SEP Phase II project for later expansion.

**Table 5.1 Sishen Mine: Modifying Factors**

| Modifying Factor | Units | Value |
|---|---|---|
| Ore Loss | (%) | n/a[1] |
| Dilution | (%) | 7.4% |

(1) No separate ore loss figure is available as the ore loss is captured as part of the resource definition and the material code allocation percentages are based on a five-year reconciliation.

***Mine Planning and Scheduling***: Sishen Mine utilises standard industry techniques for the open pit design, scheduling and planning commencing with an open pit optimisation exercise that assists in the determination of the "optimum" pit for design purposes. The optimisation and design process is extensive and incorporates sufficient investigation of technical and economic parameters such as pit slope angles, existing infrastructure, boundaries, ore, stockpile and waste dumps and operating and capital costs. The reserve footprint extends for approximately 12km on strike and up to 3km on dip and ultimately the final pit is expected in parts to be 410m deep.

The open pit optimisation exercise that supports the Mineral Reserves presented in this CPR, are based on the Main Plant (≥60%Fe) ore only. The SEP ore that has been included in the current Mineral Reserve Statement has been derived from the material that exists below this grade but above 58.5% beneficiated Fe and is planned to be processed through the new SEP facility over the life of the Main Plant. The SEP ore was considered as waste type material for this open pit optimisation exercise. The 2006 open pit optimisation exercise will consider the SEP material as ore instead of waste. This should materially increase the size of the optimised pit, hence increase RoM reserves but also increase waste stripping costs.

The current LoM Plan reports a remaining mine life of 24 years, based on the in-situ Mineral Reserves defined and depleted with an existing SEP stockpile of some 44Mt. Sishen is thus projected to be a long life mine. The total anticipated production of ore during the LoM is some 1,200Mt of RoM ore at an overall stripping ratio of 2.8 : 1. A contribution of 670Mt is anticipated from Main Plant ore and 350Mt from SEP ore resulting in total headfeed of some 1,021Mt over the LoM plan. The stockpile of 179Mt accounts for the difference between the RoM and the total plant headfeed. The annual RoM production to the Main Plant is scheduled to increase to some 33Mtpa from the current 32Mtpa from improvements to the process facility leading to product production of some 29Mtpa. The SEP ore is planned to commence production from 2007 leading to a product production of 13Mtpa in 2015. Waste stripping requirements range from some 64Mtpa to 105Mtpa over the LoM Plan. The waste stripping schedule is not undertaken according to minimum requirements and SRK consider that there exists flexibility in the planning requirements. The average stripping ratio is 2.8 : 1 and significantly less than that required (3.4 : 1) before the SEP ore was defined. However, the total material mined increases to some 183Mtpa from 2014 which is some 93Mt (100%) more than historically achieved (90Mt in 2004) and capital is included for additional mining equipment and rebuilds.

## 5.3 Sishen South Project

***Mining Methods***: The regional topography is medium to flat in terms of topography and access into the various pit is provided by a number of haul roads to the crushing and screening facility and waste dumps. Mining operations are widespread and have taken place over the full area of the deposit. Production is planned from the four open pits of Welgevonden North, Welgevonden South, Kapstevel North and the Leeuwfontein pit. The Welgevonden and Kapstevel open pits are adjacent and within a strike distance of 4km. Mining benches are planned to be cut at 10m heights but loading can, if necessary, be undertaken on 5m flitch heights. The mining operation is to be conducted using a large fleet of conventional open pit mining equipment comprising blast hole drilling rigs and 100t off-highway trucks supported by appropriate ancillary mining equipment. The smaller sized truck units and comparable shovels and/or front-end loaders have been selected to assist in selectivity and blending requirements as well as the more restricted working areas planned at the base of the final open pits.

All mining equipment is planned to be diesel driven and electrical power is only planned to be installed for de-watering purposes. The equipment complements have been derived through a simulation exercise using the haul parameters derived from the pit optimisation and mine design. The ore material consists of haematite and ironstone in the banded iron formation.

These rocks are very hard, and have a high specific gravity. The mining duty is considered to be heavy. The haul road design is based on ramps of 25m width at Leeuwfontein and 21m at Welgevonden and Kapstevel installed at a 10% gradient. A minimum mining width of 40m is planned and was used in the pit optimisation exercise. A total of three waste dumps are planned at the site and according to common design criteria.

In summary the waste dumps are planned to a maximum height of 40m and at a final slope angle of 18° with the location being adjacent to the open pits but not closer than 100m. Mining operations and maintenance are planned to be owner operated although certain supervision assistance on maintenance will be obtained from the original equipment manufacturer. Workshops and service bays are planned to be installed at site although the reconditioning and repair of components will be undertaken off-of site.

***Dilution, Mining Losses and Reconciliation***: The modifying factors of dilution and ore loss used as part of the Sishen South open pit optimisation exercise and in the derivation of Mineral Reserves are based on a mining block size of 10m x 10m x 5m. The grade of the mining block is the same as the underlying resource block but at the ore and waste contacts the weighted average grade is calculated. The waste that is incorporated into a reserve block is defined as waste dilution and the quantity of material that does not meet the %Fe criteria defines the ore loss. The cut-off decision is based on achieving the product quality specification for Lump ore and Fine ore rather than those blocks that exceed a certain minimum specification. The average ore loss and dilution factors resulting from the application of this approach to the Sishen South orebodies are given in below:

**Table 5.2 Sishen South Project: Modifying Factors**

| Modifying Factor | Units | Value |
|---|---|---|
| Ore Loss | (%) | 10.6% |
| Dilution | (%) | 2.8% |

***Mine Planning and Scheduling***: Sishen South have developed the mine design and scheduling aspects of the feasibility study using standard industry techniques commencing with an open pit optimisation exercise to determine the "optimum" pits. The optimisation exercise was undertaken on two areas that encompass the Leeuwfontein project area and the Welgevonden/Kapstevel project areas. The open pit optimisation exercise that supports the Mineral Reserves presented in this CPR are based on Mineral Resources that have been defined >55%Fe ore. The optimisation and design process has been undertaken on a greenfields basis and has used geotechnical slope angles according to the different rock types and lithological units. The geotechnical assumptions are based on the results of test performed on samples and the results of specific geotechnical boreholes. Due to the high rock strength of the material at Sishen South large scale failures are unlikely. Small failures may be associated with the intersection of small scale geological features for which there is currently insufficient structural information to predict. SRK considers that it incorporates sufficient investigation of the technical and economic parameters such as pit slope angles, ore, stockpile and waste dumps and operating and capital costs. The pit shell, at each of the sites, that represented the maximum un-discounted cash flow, was selected as a basis for the mine design.

A computerised scheduling package was used to assist in generating the LoM Plan production profiles. The general methodology of the scheduling was driven by the Lump ore and Fine ore product specification and ore from the various pits and pit benches was blended and/or stockpiled to achieve these qualities. The use of RoM stockpiles is critical to the mining operation supplying product of the correct specification and RoM stockpiles of up to some 0.8Mtpa are built depending on the product qualities derived from the open pit faces. RoM re-handling is consequently planned at 100%. The current LoM Plan reports a mine life of 22 years, based on the Mineral Reserves defined and depleted at present. Sishen South is thus projected to be a long life mine. The total anticipated production of ore during the LoM is 65Mt at an overall stripping ratio of 2.2 : 1. The annual RoM production to the screening plant is planned at 3Mtpa and use is made of a RoM stockpile as a buffer between the open pits. Production is maintained from at least two open pits over the LoM Plan. The majority of the production is obtained from the Leeuwfontein open pit, some 53Mt or 82%. Four interim pits are planned over the life of the Leeuwfontein open pit. Waste stripping requirements range average some 7Mtpa over the LoM Plan.

## 5.4 Thabazimbi Mine

***Mining Methods***: Thabazimbi Mine is a mature operation that has been in production since 1934. It uses surface mining methods to produce haematite ore as feed to a beneficiation plant, which produces particularly high specification lump and fine iron ore for steel production. Underground mining operations ceased in 1998 and Thabazimbi Mine now mines entirely from three existing open pits and plans to develop two additional pits during the remaining mine life. Reserves are shown to be fully depleted in 2010.

The deposits are located in mountainous topography, and the hard iron formations constitute the high ridges in the region. Suitable mining haul roads have been constructed to access and develop the deposits and the ore is generally hauled downhill (maximum gradients of 6%) to one of two crushing plants. The haulage distance from the pits to the plants varies between 7km and 13km. Production is currently sourced from the Donkerpoort West, Buffelshoek West and Kwaggashoek East open pits. The Donkerpoort West pit is nearly depleted.

Mining benches are planned at 10m heights. The mining operation is conducted using conventional open pit mining equipment comprising blast hole drilling rigs, electric face shovels and 170t off-highway trucks supported by appropriate ancillary mining equipment. All the rock mined requires drilling and blasting, with the majority of the waste comprising banded ironstone formation. The ore consists of haematite and ironstone within the banded iron formation. These rocks are very hard and have a high specific gravity. The mining duty may be described as heavy.

The mining equipment fleet is ageing, and the majority has been acquired second-hand from Kumba Iron Ore's Sishen Mine. Thabazimbi Mine has implemented a cost effective programme for refurbishing this mining fleet and the production that is being achieved with these units is competitive. The haul road and general housekeeping conditions observed at site were very good.

Within each pit, access is maintained by a single haul road that is located on stable pit walls. In-pit road gradients can be up to 10% and the standard ramp width is 25m.

***Dilution, Mining Losses and Reconciliation***: The block size used as the basis for ore definition is 10m x 10m x 10m. Ore definitions at Thabazimbi Mine are given in terms of 6 classifications at Donkerpoort and 6 at Buffelshoek totalling 12 principal categories. The categories have different quality parameters associated with them that are carried through using algoritms in the reserving process. Thabazimbi Mine has the benefit of a large amount of historical performance data and reconciliations in which to improve and optimise the ore definitions and beneficiation algorithms. There has also been a focus on improved selectivity at the mine over the last five years and blocks can be categorised in terms of their minimum mining thickness, morphology and the type of loading equipment planned to optimise the ore definitions.

***Mine Planning and Scheduling***: Thabazimbi Mine utilises standard industry techniques for the open pit design, scheduling and planning commencing with an open pit optimisation exercise that assists in the determination of the "optimum" pit for design purposes. The optimisation and design process is considered by SRK to incorporate sufficient investigation of technical and economic parameters such as pit slope angles, existing infrastructure, boundaries, ore, stockpile and waste dumps and operating and capital costs. The reserve footprint extends over a number of separate areas and ultimately the final pits are relatively shallow and haul distances generally improve as the mountainous deposit is progressively mined.

The open pit optimisation exercise that supports the Mineral Reserves presented in this CPR are based on the >60%Fe ore only. The current LoM Plan reports a remaining mine life of five years, based on the Mineral Reserves defined and depleted at present. Thabazimbi Mine is thus projected to be a short life mine. The total anticipated production of ore during the LoM is some 13.3Mt of RoM ore at an overall stripping ratio of 3.1 : 1. The LoM Plan reflects pits being developed and/or re-opened at Donkerpoort-Nek and Bobbejaanwater. The majority of the LoM reserves will be mined from Buffelshoek West (4.4Mt) and Kwaggashoek East (5.1Mt). In addition to the RoM ore some 1.1Mt is planned to be treated from stockpiles. The annual RoM production to the Main Plant is scheduled to be maintained at some 3Mtpa for the duration of the LoM Plan. Waste stripping requirements decline from some 18Mtpa required in 2006 over the LoM Plan.

Thabazimbi has a number of projects under investigation that may offer the opportunity to extend the life of the operation. These include:

- Recovery of a fines product from tailings materials;
- Re-opening and development of underground resources;
- Processing of the banded iron formation such as that envisaged for the Phoenix Project; and
- Regional exploration drilling.

# 6. METALLURGICAL PROCESSING

## 6.1 Introduction

This section includes discussion and comment on the metallurgical processing aspects associated with the Material Properties. Specifically, detail is given on the process metallurgy and process engineering aspects relating to plant capacity, availability and metallurgical performance as incorporated in the LoM Plans.

## 6.2 Sishen Mine and SEP

***Sishen Mine***: The original ore handling plant at Sishen Mine was a dry crushing and screening plant commissioned in 1953. In 1963, the first dense medium separation ("DMS") plant, South Plant, was commissioned. The North Plant, with a design capacity of 18Mtpa, was commissioned in 1976. In 1984, it was decided to rationalise production and the South plant was shut down. Four types of hard high-grade ore are presently mined from the Sishen pit, namely massive, laminated, conglomerated and brecciated iron ore. The supply to the primary crusher of a suitable mixture of RoM ore largely controls the chemical quality of the final products. Presently only material with an iron content of greater than 60%Fe is fed to the plant.

Open pit ore is crushed via a primary gyratory crusher and two secondary cone crushers ahead of primary stockpiling. A smaller in-pit gyratory crusher is also available as required. Ore is withdrawn from the primary stockpile and sized into various fractions by washing and screening. Ore in the size range –90+25mm is beneficiated in the coarse dense medium ("DM") drum plant. This circuit also includes a Larcodem dense medium vessel. Ore in the size range –25+8mm is beneficiated in the medium DM drum plant. Fine ore is split into two size fractions, –8+5mm and –5+2mm ahead of beneficiation in the coarse and fine DM cyclone plants, respectively. The –2+0.2mm fraction is forwarded to a new up-current classifier circuit for beneficiation. Product from the coarse drum plant undergoes quaternary crushing and screening to meet product size specifications, whilst the other circuits are correctly sized ahead of beneficiation. In total five products are produced:

- Sishen 66%Fe 27mm Direct Reduction Ore;
- Sishen 66%Fe 25mm Lumpy Ore;
- Sishen 66%Fe 20mm Lumpy Ore;
- Sishen 65%Fe 8mm Coarse Sinter Ore; and
- Sishen 65%Fe 5mm Fine Ore.

Dense medium rejects are stored on waste dumps whilst slimes are stored in tailings dams.

Capacity at the North Plant has been steadily increased to the current capacity of 28 – 29Mtpa.

Considering its age, the plant appears to be in a fair condition, both mechanically and structurally. With normal preventative maintenance and continuation of the refurbishment programmes already initiated, the plant can be expected to operate for the period scheduled in the LoM Plan.

Key historical processing statistics for the Sishen Mine Process Facility are summarised in Table 6.1.

**Table 6.1 Sishen Mine: Main Plant Operating Statistics**

| Description | Units | 2001(F) | 2002(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| Headfeed | (Mt) | 30.9 | 32.0 | 16.3 | 32.8 | 31.8 | 33.5 |
| Product | (Mt) | 26.3 | 26.8 | 13.5 | 27.5 | 28.8 | 29.0 |
| Proportion Fine | (%) | 33 | 32 | 31 | 30 | 31 | 33 |
| Plant Yield | (%) | 84 | 82 | 83 | 85 | 89 | 82 |

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

The LoM Plan assumes an average RoM throughput of approximately 32.4Mtpa. The LoM yield is projected at an average of approximately 88% to yield total product of 29Mtpa. This is in line with current performance but somewhat higher than that achieved in recent years. The current performance has principally been ascribed to improved ore definition and the implementation of selective mining.

Average product quality achieved in recent years is summarised in Table 6.2.

**Table 6.2 Sishen Mine: Main Plant Product Qualities**

| Description | Units | Fe | $SiO_2$ | $Al_2O_3$ | $K_2O$ | P | Oversize Max | Undersize Max |
|---|---|---|---|---|---|---|---|---|
| **27mm DR Ore** | | | | | | | | |
| 2004 – 2005 Average | (%) | 66.35% | 2.92% | 1.20% | 0.12% | 0.054% | 10.6%+27mm | 4.3%–13mm |
| Current Specification | (%) | 66.00% | 3.70% | 1.50% | 0.16% | 0.057% | 15.0%+27mm | 5.0%–13mm |
| **25mm Lump Ore** | | | | | | | | |
| 2004 – 2005 Average | (%) | 66.30% | 2.90% | 1.22% | 0.13% | 0.055% | 6.4%+25mm | 4.1%–8mm |
| Current Specification | (%) | 66.00% | 3.70% | 1.50% | 0.16% | 0.057% | 7.5%+25mm | 5.3%–8mm |
| **20mm Lump Ore** | | | | | | | | |
| 2004 – 2005 Average | (%) | 66.33% | 2.88% | 1.23% | 0.13% | 0.055% | 8.2%+20mm | 6.2%–8mm |
| Current Specification | (%) | 66.00% | 3.70% | | | 0.057% | 20.0%+20mm | 9.0%–8mm |
| **8mm CS Ore** | | | | | | | | |
| 2004 – 2005 Average | (%) | 65.85% | 3.14% | 1.40% | 0.16% | 0.057% | 18.6%+8mm | 8.5%–5mm |
| Current Specification | (%) | 65.00% | 4.20% | 2.00% | 0.24% | 0.066% | 22.0%+8mm | 16.0%–5mm |
| **5mm Fine Ore** | | | | | | | | |
| 2004 – 2005 Average | (%) | 65.49% | 3.28% | 2.08% | 0.19% | 0.061% | 6.5%+5mm | 7.0%–0.2mm |
| Current Specification | (%) | 65.00% | 4.20% | 2.00% | 0.24% | 0.066% | 8.4%+5mm | 12.0%–0.2mm |

It is evident that all other specifications have generally been met in recent years.

***Sishen Expansion Project***: Feed to the existing beneficiation plant is restricted to material with a grade of greater than or equal to 60% beneficiated Fe in order to meet the required product specifications. Included in Sishen's growth strategy is the implementation of the brown field Sishen Expansion Project ("SEP") aimed at beneficiating lower grade material in the range of 45% in situ Fe to + 60% in situ Fe to saleable product quality. This results in a significant increase in resource base and utilisation thereof.

Due to high separation densities required to beneficiate such material, DMS as currently employed at Sishen is not a suitable technology. Jigging however, is a viable option and a feasibility study incorporating this technology was completed in January 2005. Project start up is planned for July 2007, with capacity of 10Mtpa saleable product being realised by June 2008 and a further 3Mtpa by 2015.

A commensurate increase in Sishen Iron Ore's allocation on the iron ore export channel capacity from 23.5Mtpa to 35Mtpa is planned.

Extensive laboratory and pilot plant testwork was undertaken through the various phases of investigation:

Pre-feasibility characterisation of stockpile material and mine samples;

- Feasibility characterisation of ten mine samples with confirmatory pilot plant tests; and
- Feasibility optimisation on forty-eight mine samples.

In the interest of sample representivity, significantly large primary samples of up to 3,000t were taken from stockpiles and pit faces for pre-feasibility and feasibility investigations, with 80t primary samples being taken for feasibility optimisation studies. These, in turn, were crushed before secondary samples of approximately 3t each were split out for laboratory testwork.

The testwork programme focused on selection of the best relative cut density, the generation of beneficiation curves for various ore types and stockpiles that could be included in the geological model, prescription of the metallurgical flowsheet and determination of design parameters for engineering design.

A Mineral Density Separator ("MDS") which is essentially a batch jig was used for laboratory characterisation of the various ore types and stockpiled material. MDS results were modified via a standard procedure to allow for process imperfection. Whilst each material type has a unique beneficiation curve, the modified results confirmed that at separation densities between 4.0g/cm$^3$ and 4.2 g/cm$^3$, lump and fine product at 64%Fe and 63.5%Fe, respectively, can be produced from feed between 50%Fe and 60%Fe at yields in excess of 60%.

The pilot plant tests were run in two campaigns as certain shortcomings were identified in the initial campaign. The second campaign confirmed the MDS beneficiation algorithms for the coarse and medium jigs but not the fine jig. Medium and fine jig capacity was also shown to be lower than originally anticipated. This was evaluated ahead of detailed design and subsequently a fourth jigging module was included. Pyrometallurgical testwork undertaken on the lump and fine products generally found both to compare well with current Sishen ore.

The SEP product specifications as summarised in Table 6.3 were determined through an iterative process between the resource beneficiation characteristics and market requirements. Laboratory and pilot test results confirmed that these specifications will be met in practice.

**Table 6.3 SEP: Plant Product Qualities**

| Description | Units | Fe | $SiO_2$ | $Al_2O_3$ | $K_2O$ | P | Oversize Max | Undersize Max |
|---|---|---|---|---|---|---|---|---|
| **Lump Ore** | | | | | | | | |
| Sishen Specification | (%) | 66.00% | 3.70% | 1.50% | 0.16% | 0.057% | 6.5%+25mm | 10%–8mm |
| SEP Specification | (%) | 64.00% | 5.90% | 1.50% | 0.16% | 0.065% | 6.5%+25mm | 12%–8mm |
| Sishen Typical | (%) | 66.27% | 2.93% | 1.25% | 0.15% | 0.055% | 6.4%+25mm | 6.5%–8mm |
| SEP Expected | (%) | 64.35% | 5.50% | 1.22% | 0.16% | 0.063% | | |
| **Fine Ore** | | | | | | | | |
| Sishen Specification | (%) | 65.00% | 4.20% | 2.00% | 0.24% | 0.066% | 7.5%+5mm | 18%–0.2mm |
| SEP Specification | (%) | 63.50% | 6.30% | 2.00% | 0.24% | 0.074% | 10%+8mm | 18%–0.2mm |
| Sishen Typical | (%) | 65.52% | 3.26% | 1.59% | 0.19% | 0.066% | 5.1%+5mm | 8.5%–0.2mm |
| SEP Expected | (%) | 64.37% | 5.20% | 1.70% | 0.24% | 0.067% | | |

Letters of intent from existing Kumba Iron Ore clients support the demand for product of such chemical, physical and pyrometallurgical quality.

The proposed SEP flowsheet and process design criteria largely recognise the testwork findings. RoM ore will be fed to the primary gyratory crusher directly from the mine or from RoM stockpiles. Primary crusher product drops into a rock box ahead of a scalping screen and the secondary gyratory crusher. Scalping screen underflow and secondary crusher product drop into a rock box ahead of conveying to an intermediary stockpile. Material withdrawn from the stockpile is conveyed overland to the closed circuit tertiary crushing and screening plant. Screen underflow is conveyed to two pre-beneficiation blending beds. These principally serve to blend and homogenise the feed ahead of beneficiation. They also decouple the crushing and downstream beneficiation plant which in turn provides a maintenance buffer, improves mining equipment utilisation and allows for continuous feed to downstream beneficiation.

Material reclaimed from the pre-beneficiation blending beds is conveyed to three identical beneficiation modules comprising screening into a coarse (–25+8mm), a medium (–8+3mm) and a fine (–3+0.8mm) fraction. The three fractions report separately to coarse, medium and fine jigging. Product (sinks) from the coarse jigs is extracted via vibrating feeder ahead of screen dewatering and deposition on the lump product bed. Product (sinks) from the medium and fine jigs is extracted via vibrating feeders ahead of two stage screen and bunker de-watering before deposition on the fine product bed. Ore reclaimed from the product beds is conveyed to three existing load out stations for rail despatch to clients.

Waste (floats) from all jigs is dewatered before being conveyed to the discard dump. Each module has a degrit system comprising cyclones and dewatering screens. The –0.8+0.2mm fraction is combined with the plant discard and the –0.2mm fraction is thickened and pumped to tailings.

Presently the design excludes the processing of the –0.8mm fraction through up current classifiers. Such units will be tested and are likely to be included at a later stage.

Certain key aspects did require ratification before finalisation of the design. Firstly, a new generation screen with typical design specifications to those proposed for the SEP was tested in the Sishen washing and screening plant. The top deck did not meet efficiency claims under dry screening conditions. It is believed however, that sufficient screening capacity has been installed in the SEP tertiary crusher plant. This has been confirmed before finalisation of SEP screen selection. Secondly, utilisation of a bucket elevator to extract product from below the jig is more conventional than the proposed utilisation of a screen. Screen extraction has however, been successfully utilised in Australia at industrial scale. Screen extraction was selected on the basis of a visit to such an installation and has been ratified during final design.

Risk mitigation activities confirmed the jig throughput capacities and indicated that an additional jig beneficiation flow line was required to achieve the required product specifications and yields. These changes have been incorporated into the capital and operating cost estimates of the plant.

Annual plant throughput is planned at 15.6Mtpa RoM, comprising 13.3Mtpa low grade material and 2.3Mtpa high grade material at a planned yield of 64% to produce 10Mtpa of product (output relates to the first 10Mtpa expansion). The plant has however, been designed to process 16.7Mtpa RoM at an average design yield of 60% to produce 10Mtpa of product.

### 6.3 Sishen South Project

Metallurgical testwork was undertaken on drill core samples of the various ore types that will be encountered at the Sishen South deposits. This included the following:

- Crushing testwork;
- Chemical analysis of screen fractions;
- Densimetric analysis of coarse screen fractions;
- Pyrometallurgical behaviour of coarse screen fractions;
- Dewatering characteristics of fine screen fractions; and
- Settling characteristics of slime fraction.

Due to the decision to exclude beneficiation in Phase I of the project, the crushing and pyrometallurgical characteristics are the most relevant to the project. In general the crushing and pyrometallurgical behaviour of the Sishen South products were found to be comparable with those from Sishen Mine.

In the absence of beneficiation, RoM ore will have to be mined at product quality grade and the plant will also have to be fed at product quality grade. Material that does not meet product specification will be stockpiled for blending at a suitable stage, or for processing at such time as a beneficiation plant is introduced to the project.

Current understanding of the geology indicates that the Sishen South deposit comprises high quality, clastic-textured (28.8% of total), laminated (52.9% of total), collapsed breccia (9.8% of total) and conglomeratic (8.6% of total) ores. The laminated and clastic-textured ores are of uniform quality and constitute the high-grade ores (Fe > 65%) at Sishen South, although the laminated ores tend to have a variable P content. The collapsed breccia and conglomeratic ores generally have a lower Fe content and significantly higher $SiO_2$, $Al_2O_3$, $K_2O$ and P contents than the laminated and clastic-textures varieties due to higher clay content. Furthermore, the clay content of the Ploegfontein orebody was found to high at greater than 15% compared to levels below 3% in the Leeufontein/ Welgevonden/Kapstevel orebodies. Based on this understanding of the ore types, a number of actions are proposed to ensure that the final products meet the required specifications:

- Inclusion of Leeuwfontein and Welgevonden/Kapstevel resources into Phase I of the project;
- Exclusion of Ploegfontein from Phase I of the project due to an inferior in situ quality in the collapsed breccia ores which are mostly in abundance;
- Exclusion of high clay-bearing ores that would otherwise impact negatively on the levels of contaminants and fines in the products;
- Implementation of effective grade control practices utilising blast hole sampling; and
- Reduction of the interdependence between the pit and the plant and minimisation of variation in plant feed grade by stockpiling and rehandling 100% of RoM ore. Opportunities to minimise the proportion of ore rehandled are however, currently being investigated.

Successful implementation of the abovementioned actions will be important in minimising any risk of not achieving product specifications.

Sishen South product specifications are more in line with SEP product specifications than those of Sishen Mine, as shown in Table 6.4 below:

**Table 6.4 Sishen South Project: Plant Product Qualities**

| Description | Units | Fe | $SiO_2$ | $Al_2O_3$ | $K_2O$ | P | Oversize Max | Undersize Max |
|---|---|---|---|---|---|---|---|---|
| **Lump Ore** | | | | | | | | |
| Sishen Specification | (%) | 66.00% | 3.70% | 1.50% | 0.16% | 0.057% | 6.55%+25mm | 10%–8mm |
| SS Specification | (%) | 64.00% | 5.90% | 1.50% | 0.15% | 0.057% | 5%+25mm | 12%–8mm |
| Sishen Typical | (%) | 66.27% | 2.93% | 1.25% | 0.15% | 0.055% | 6.4%+25mm | 6.5%–8mm |
| SS Expected | (%) | 64.89% | 4.41% | 1.45% | 0.10% | 0.037% | | |
| **Fine Ore** | | | | | | | | |
| Sishen Specification | (%) | 65.00% | 4.20% | 2.00% | 0.24% | 0.066% | 7.5%+5mm | 18%–0.2mm |
| SS Specification | (%) | 63.50% | 6.30% | 2.00% | 0.24% | 0.066% | 10%+8mm | 18%–0.2mm |
| Sishen Typical | (%) | 65.52% | 3.26% | 1.59% | 0.19% | 0.066% | 5.1%+5mm | 8.5%–0.2mm |
| SS Expected | (%) | 64.19% | 4.65% | 1.86% | 0.14% | 0.043% | | |

Letters of intent from existing Kumba Iron Ore clients support the demand for product of such chemical, physical and pyrometallurgical quality. Aluminium levels are seen as disadvantageous for a stand alone project but should be acceptable when Sishen South product is blended with SEP product.

The proposed grade split between lump and fine ore of 64.0%Fe and 63.5%Fe, respectively, is considered to be conservative. In the event of this not materialising however, the following compensating steps may be necessary:

- Adjust the blend with SEP product at Saldanha to achieve the required combined specification;
- Decrease the specification of the fine ore; and
- Increase feed grade with associated impact on Resource/Reserve.

A review of the LoM mined grade shows an average of 64.3%Fe with occasional spikes above 64.5%Fe on an annual basis. This represents an opportunity to better utilise the resource through alternative scheduling and an improved stockpiling strategy.

The proposed Sishen South flowsheet and process design criteria largely recognise the testwork findings. The Sishen South plant will consist of five integral processing steps, namely primary crushing, secondary crushing, stockpiling, screening and tertiary crushing, product handling stockyard and load out.

RoM ore is dumped via trucks into the primary gyratory crusher. The crushed product reports to a rock box from which it is withdrawn using an apron feeder. Primary crushed product is screened, with screen oversize being fed to the secondary cone crusher. Screen undersize is conveyed directly to the secondary screening plant. Secondary crusher product is conveyed to the intermediate buffer stockpile, from which it is withdrawn for tertiary cone crushing. Tertiary crushing operates in closed circuit with the secondary screening plant. The +25mm fraction is recycled to tertiary crushing whilst the –25+8mm fraction and the –8mm fraction report to the lump and fine product stockpiles, respectively. The products are reclaimed with a single bucket wheel reclaim system and conveyed to a single load out station.

It is accepted that the plant which has been designed for the DSO operation will not be able to process wet or high clay containing ore. The following steps have been taken to lessen the impact of such occurrences:

- Low design utilisation of 64% (5,637 production hours per annum); and
- Over design of screen size by 25%.

Annual plant throughput is planned at 3.0Mtpa RoM at a planned yield of 99.8% to produce 3.0Mtpa of product.

### 6.4 Thabazimbi Mine

The Thabazimbi process plant originally consisted of a washing and screening operation which was constructed in 1948. Since then, the plant has periodically been refurbished and upgraded. The dense medium drum section was added in 1954 and the cyclone section in 1970.

Generally, only material with an iron content of greater than 60% Fe is fed to the plant. When product quality allows however, a small proportion of lower grade ore at levels as low as 55% Fe is introduced but bypassed around the beneficiation plant. This has significant benefits in the better utilisation of the resource.

Open pit ore is crushed in one of two primary gyratory crushers ahead of stockpiling and conveying to the plant. Ore is sized into various fractions by further crushing, washing and screening. Ore in the size ranges –32+18mm and –18+8mm are beneficiated in static bath DM drums to yield a 62.5%Fe lumpy product. Ore in the size range –8+1mm is beneficiated in DM cyclones to yield a 63.0%Fe fine product. The –1mm fraction is dewatered and added to the fine product. Dense medium rejects are stored on waste dumps whilst slimes are stored in tailings dams.

Plant throughput is largely a function of plant utilisation but also of the feed size distribution. This latter aspect is important, as outside certain limits of the ratio of fine ore to lump ore, one or other of the plant sections will constrain overall throughput. With the present plant, the optimal proportion of fines is estimated at approximately 50%, under which circumstances the plant has a capacity of approximately 3Mtpa RoM feed. Considering its age, the plant appears to be in a fair condition, both mechanically and structurally. A programme of structural refurbishment is in place in poorer areas of the plant. Thabazimbi operate a computerised maintenance management system although this has not yet been fully implemented on the plant. It is considered however, that with ongoing preventative maintenance the plant can be expected to operate for the period scheduled in the LoM Plan without the need for major refurbishment other than that already identified.

Key historical processing statistics for the Thabazimbi Mine Process Facility are summarised in Table 6.5 below.

**Table 6.5 Thabazimbi Mine: Plant Operating Statistics**

| Description | Units | 2001(F) | 2002(F) | 2003(H2) | 2004(C) | 2005(C) | 2006(C) |
|---|---|---|---|---|---|---|---|
| Headfeed | (Mt) | 2.7 | 2.8 | 1.5 | 3.1 | 3.1 | 3.0 |
| Product | (Mt) | 2.4 | 2.4 | 1.3 | 2.6 | 2.5 | 2.5 |
| Proportion Fine | (%) | 46 | 46 | 46 | 48 | 53 | 56 |
| Plant Yield | (%) | 89 | 87 | 85 | 81 | 83 | 85 |

(F) Financial Year ended 30 June.
(H2) Six months ended 31 December due to the change of Financial Year.
(C) Calendar Year ended 31 December.

The LoM Plan assumes an average RoM throughput of approximately 3Mtpa. It is seen that this is accompanied by a sharp increase in the proportion of fines to 57% on average, which exceeds the indicated optimum of 50%. This is largely due to an increase in the proportion of Kwaggashoek ore, which is a lot finer than the other Thabazimbi orebodies. Fortuitously, the fine fraction of the Kwaggashoek ore is relatively clean and can in part be accepted on product beds without beneficiation. Currently approximately half of the Kwaggashoek ore is being screened at the pit. Screen undersize is transported directly to the fine blending beds, whilst screen oversize is combined with the balance of the ore and beneficiated as normal. It is proposed that this practice continue for the remaining LoM and that the plant not be upgraded to handle an increased proportion of fines. There may however, be the need to upgrade the slimes handling capacity to cater for future ores, for which the installation of a high rate thickener is proposed.

The LoM yield is projected at an average of approximately 84%, which is in line with recent achievements and considered to be sustainable on the projected feed ore.

Average product quality achieved in recent years is summarised in Table 6.6.

**Table 6.6 Thabazimbi Mine: Plant Product Qualities**

| Description | Units | Fe | $SiO_2$ | $Al_2O_3$ | $K_2O$ | P |
|---|---|---|---|---|---|---|
| **Lump DR Ore** | | | | | | |
| 2004 – 2005 Average | (%) | 62.97% | 6.45% | 0.66% | 0.09% | 0.028% |
| Current Specification | (%) | 62.50% | 6.50% | 1.40% | 0.16% | 0.035% |
| **Fine Ore** | | | | | | |
| 2004 – 2005 Average | (%) | 63.71% | 5.05% | 0.92% | 0.14% | 0.030% |
| Current Specification | (%) | 63.00% | 6.00% | 1.40% | 0.16% | 0.040% |

It is seen that product quality has generally been well within specification.

**Figure 6.1 Sishen Mine – Main Flowsheet**

In-Pit Crusher
In-pit Stockpile
Primary Crusher
Secondary Crushers
Tertiary Crushers
Primary Stockpile 45 000 ton
- 90 mm
- 90mm
Washing & Screening
Four fractions: -90 + 25mm -25 + 8mm - 8 + 5mm - 5 + 0.2mm
Unbeneficiated Fine Ore
-8 + 5 mm and -5 + 0.2 mm
Waste Stockpile/ Hms Stockpile
Hms used for Building Roads in Pit
Supply from Pit Boreholes
Distributed to Plants
Clean water dam 1 * 89m
Recycled Water
Overflow
Thickener
Slimes
Slimes Dam 4@ 750 * 750m
-0.2mm 5.5%
17 % of R.O.M Yield = 61.5%
-5 +2mm
Fine Cyclone Plant
Waste/Hms
Dewatering Bunkers 24x
-5mm
3 * 125m
Up-current Classifier
-2 + 0.2mm
Waste/Hms
Fine Ore
-5 - 0.2mm
Beneficiated Fine Ore
Fine Load-out Stations
To Saldanha harbour by railway (850 km) 210 wagons of 100 ton each
8.5% of R.O.M Yield = 89.0%
-8 + 5mm
Coarse Cyclone Plant
Beneficiation of Fines
Dewatering Bunkers 16x
-8 + 5mm
-5mm
-8 + 5mm
+5mm
-20 + 8mm
-20 + 8mm
D.R.S. Washing & Screening
-27 + 13mm
-27 + 8mm
-27 + 13mm
Blending Beds
26% of R.O.M. Yield = 85.5%
Medium Drum Plant
Waste/Hms
Different Option
Chute
-25 + 8mm
-25 + 8mm
-8 + 5mm
-27 +8mm
Dispatches
- 90 +25 mm 44% of R.O.M. Yield = 91.5
Larcodems
Waste
Coarse Drum Plant
Fresh-feed Stockpile
10 000 ton
-90mm
Quaternary Crushing Plant
-45mm
-8 + 5mm
-45 + 25mm
-8 + 5mm
Quaternary Dry-screening
-5mm
Stacking Horizontal Reclaiming Vertical
+8mm
-8mm
Coarse Load-out Stations



SRK Consulting
Engineers and Scientists


Sishen Mine - Main Flowsheet

FIGURE 6.1

**Figure 6.2 SEP – Main Flowsheet**


SRK Consulting
Engineers and Scientists

SEP - Plant Flowsheet

FIGURE 6.2

**Figure 6.3 Sishen South Project – Sishen South Plant**

ROM Feed Bin
Gyratory Crusher
Surge Bin
Apron Feeder
Belt Conveyer
Screen
Cone Crusher
Belt Conveyer
Stockpile
Pan Feeder (Vibrating Feeders)
Belt Conveyer
Feed Bin
Pan Feeder (Vibrating Feeders)
Cone Crusher (Tertiary)
Belt Conveyer
Belt Conveyer
Screen
Belt Conveyer
Belt Conveyer
Belt Conveyer
Belt Conveyer
Belt Conveyer
Belt Conveyer
Stacker
Bucket Wheel Reclaimer
Stacker (luffing)
Belt Conveyer
Load Out Station


SRK Consulting
Engineers and Scientists

Sishen South Project - Sishen South Plant

FIGURE 6.3

**Figure 6.4 Thabazimbi Mine – Process Plant Flowsheet**



SRK Consulting
Engineers and Scientists

# 7. TAILINGS MANAGEMENT

## 7.1 Introduction

This section includes discussion and comment on the tailings engineering and related aspects associated with the Material Properties. Specifically, detail and comment is focused on the design, construction, geotechnical integrity, remaining capacity and management practices governing the tailings facilities. Key source data for the review comprised the engineering design constraints, where available, as prepared by the appointed tailings dam review consultants at each of the operations. Site-specific issues are summarised below:

## 7.2 Iron Ore – Sishen Mine

Sishen Mine currently has four tailings (slimes) dams and one plant waste rock dump. The tailings dams and waste rock dump are situated on near-horizontal ground. The dams contain iron ore washings. All of the dams are operational, and are used on a rotational basis. The waste rock dump is also operational, receiving coarse reject material from the plant.

Currently, each tailings dam has a top operating surface of approximately 700m by 700m, with the total surface area being 195.6Ha. The dams are about 10m high on average. The average monthly tonnage being deposited on to the operating tailings dam is 150ktpm (dry tonnes), which equates to 1.8Mtpa.

The waste rock dump is about 60m high and currently covers an area of about 1km by 0.7km. Coarse waste is fed from the plant on to the dump via a conveyor at a current rate of approximately 360tph, which equates to 3.1Mtpa.

***Current Conditions***:

- Tailings Dams: The site inspection revealed that the tailings dams appear to be in good condition. No toe-line seepage was noted. The existing freeboard on the dams is good with the minimum freeboard being about 2,5m above current pool levels. Much of the slurry washings consist of clay, noted at about 26% by mass. The clay has exceptional impermeability qualities, which appears to be the main reason why the designed underdrain outlets and toe-line remain dry. Each dam has its own dedicated ringfeed discharge pipeline. This is a 200NB steel line with spigot holes at 1.0m centres. The holes are plugged using timber wedges. The slurry product has a sand fraction of about 17% by mass, which settles out quickly. This sand fraction forms the perimeter section of the beach and is about 50m wide. It is this sand fraction which provides much of the stability to the ring-dyke system of each dam. The balance of the fines consists of silt, equating to about 57% by mass. The dams do have standpipe piezometers installed in-situ.
- Plant Waste Rock Dump: The Sishen waste rock dump is located about 600m N/E of the tailings dam complex and is approximately 60m high. The sides of the dump have a slope angle of about 37°, which is the natural angle of repose of the loose waste rock. Waste rock is delivered to the dump on a conveyor belt system and is end-tipped off the conveyor using a rotatable conveyor section. Visually, the rock varies from about 150mm down to 25mm, although there are areas where a significant amount of fines – down to dust, were noted, hence the reason for erosion seen at the end of the N/W advance. The rock is delivered at about 8,485tpd, which equates to 3,1mtpa. It is estimated that the placed waste rock has an in-situ dry density of about 1,9tpm$^3$. The dump was inspected for signs of cracking, sliding and toe-line heave. No abnormal signs were observed in this regard. It is concluded that the waste rock dump is in good condition and stable. However, the following is noted: The base of "inner" depositional area is covered with domestic refuse trucked in from Kathu; felled trees have also been placed in the vee area of the dump's footprint; and some erosion was noted along the slope of the western flank and at the end of the N/W advance of the dump. While no signs of instability are currently apparent, it should be noted that the domestic refuse and cut vegetation could cause a rock slide should the thickness of domestic waste become excessive and or become saturated. The top (flat) surface of the dump should be inspected on a weekly basis for any signs of slumping/cracking in the placed waste rock, insofar that the conveyor tipping system is threatened. (Conveyor systems forming waste stockpiles have been known to collapse under sudden differential settlements initiated by sliding.)

***Tailings Capacity***:

- Tailings Dams: Only one dam at a time is used for slurry deposition. Each dam is continuously used for a period of between 12 and 16 months before switching over to the next dam. Approximately 150 ktpm is presently being deposited on the slimes dams on a rotational basis. The current rate of rise ("RoR") of the operating dam is approximately 1,75m/yr during operations. However, the overall rate of rise of the 4-dam complex is currently 0,44m/yr. No problems are envisaged under the current dispensation. It appears that the average in-situ dry density of the settled tailings is about 2,31tpm$^3$. (Six near surface density samples were taken for laboratory testing. The results have been meaned, slightly adjusted and incorporated in the model.) The dams do have standpipe piezometers installed in-situ.

**Table 7.1 Sishen Mine: Tailings Dam Capacities**

| Description | Prod. Rate (ktpm) | Final Ht. (m) | Current RoR (m/yr) | Final RoR (m/yr) | Capacity ($Mm^3$) | Capacity (Mt) | Life (yr) |
|---|---|---|---|---|---|---|---|
| Four dams (to 2028) | 150 | 22 | 0.44 | 0.55 | 21.2 | 44.5 | 24.7 |
| Four dams and cross (to 2028) | 150 | 18 | 0.38 | 0.39 | 21.5 | 45.2 | 25.1 |
| Four dams only | 150 | 35 | 0.44 | 0.71 | 39.6 | 83.1 | 46.1 |
| Four dams and cross | 150 | 35 | 0.38 | 0.44 | 57.5 | 120.7 | 67.1 |
| Four dams (to 2028) | 225 | 29 | 0.66 | 0.94 | 31.6 | 66.4 | 24.6 |
| Four dams and cross (to 2028) | 225 | 23 | 0.58 | 0.61 | 32.4 | 68.0 | 25.2 |
| Four dams only | 225 | 35 | 0.66 | 1.07 | 39.6 | 83.1 | 30.1 |
| Four dams and cross | 225 | 35 | 0.58 | 0.66 | 57.5 | 120.7 | 44.7 |

The foregoing capacities are based on the tailings dams having step-ins (benches) formed at 7m vertical intervals and being 10m wide. This applies to all flanks of the four tailings dams, giving an overall side slope angle of about 18°. Scenarios relating to 50m heights have not been reviewed in depth, as Scenarios 2 and 6 indicate that the respective tonnages can be placed for 67 and 45 years, beyond July 2005. The current LoM ends in December 2028, some 22,5 years earlier. However, based on the above side slope considerations the capacities to 50m in height are as follows: 4 dams only (56Mm3 ~ 117,6Mt) and 4 dams and cross (88,5$Mm^3$ ~ 185,8Mt). It is likely that if the tailings dam complex rises beyond 35m in height, two dams and the cross may have to be operated simultaneously and that more stringent monitoring will also be necessary.

- Plant Waste Rock Dump: SRK has undertaken an evaluation of the remaining capacity of the plant waste rock dump based on the currently defined footprint area, which is almost square in the direction of current advance. The remaining base area is about 500m by 500m. The dump is currently about 60m high. Based on current geometry the dump has a remaining capacity of about 12,0 $Mm^3$. At an assumed in-situ density of 1,9$tpm^3$, the remaining mass volume is 22,8 Mt. At a current delivery rate of about 360tph arising from the plant, it will take 7,25 years to complete. However, with the SEP plant earmarked to come on stream from July 2007, and ramping up to full production by June 2008, the life of the current plant waste rock dump will be less. Taking ramp-up figures into consideration, the existing dump will run out by the end of December 2009. This date assumes that the dump will receive both current and SEP waste; that only the current footprint is used; and that the in-situ density is 1,9$t/m^3$. In order to further accommodate both current and SEP waste streams till the end of 2028, an additional site will need to be secured. A base area of approximately 267Ha will be needed for the new footprint. This equates to a square base having 1.2km long sides. The dump would have side slopes of 1V to 1,5H and be 60m high. The mass volume of this dump will be about 150Mt ~ 80$Mm^3$. However, the Mine needs to confirm the actual in-situ density of the waste rock. This should be done on a quarterly basis to monitor trends and to obtain a reliable mean, which can be used to size future disposal zones.

***Tailings Cost Review:***

- Tailings Dams: With regard to operating cost requirements, an additional ZAR0.45mpa should be budgeted from 2006 onwards. This amount will be necessary to cover step-in formation, the cleaning out of existing drainage trenches in the event that bench penstocks are necessary, as well as installing bench penstocks. General operating costs relating to slimes handling at the plant are already included in the plant budget, in the LoM Plan.

In terms of the capital cost requirements the following is noted:

- If the slimes dams continue along the current sliming philosophy, and the product remains unchanged, new elevated penstocks will be required when the dams reach a height of about 25m. Replacement costs at today's prices are estimated at ZAR2m per penstock. The penstock decant system should incorporate a "2-tower arrangement", as this will provide some flexibility if a tower should fail. The base pipeline to the pump-house is also likely to need replacing. It is estimated that the replacement of the base pipeline and valves will be about ZAR2,5m – an amount of ZAR10,5m should be allowed for capital expenditure in 2032;
- An amount of ZAR0.75m should be budgeted to cover design review costs prior to handling of the SEP (and any other washings) that may arise. The study must focus on the impact of the SEP tailings on the current tailings dam complex, the best means to maintain an ongoing level of stability, as well as maintaining acceptable risk levels against failure linked to Zones of Influence;
- If the design review indicates that the preferred way forward is to incorporate the cross into future sliming operations (current plus SEP), then the Capital expenditure amount indicated by Sishen management should be sufficient to cover the incorporation, this amount being ZAR36m; and
- Plant Waste Rock Dump: In assessing operating costs for the maintenance of the Plant Waste Rock Dump some additional cost is envisaged over and above that allowed in the plant expenditure. This will be necessary for slope configuration using a bulldozer part-time. It is believed that an additional ZAR0.45mpa should be budgeted from 2010 onwards to achieve such aims. Concerning capital cost requirements for the plant waste rock dump, no

immediate capital is necessary. However, for the future expansion of the dump, it is recommended that an amount of ZAR0.05mpHa be set aside for the preparation of the dump base. SRK believes that an area equating to 154ha should be secured for this purpose. SRK also notes that the proposed waste rock dump as indicated on drawing ALL-PPTT-SSS-D-XX Rev RR has a base area of 202ha. SRK calculations show that according to information supplied (i.e. future production of 173Mt till December 2028), a base area of about 154Ha should suffice. The side-slope geometry indicated on the above-stated drawing is good. Therefore, a Capital expenditure amount of ZAR7,7m (say ZAR8m) should be allowed for base preparation. This amount can be phased in equal amounts to years 2008, 2013, 2018 and 2023 – in ZAR2m modules.

### 7.3 Iron Ore – Sishen South Project

It is noted from documentation provided that it is intended to operate the Sishen South Project on a direct shipping ore basis and for this reason no tailings dams will be required at the Sishen South Project. It is noted that provision has only been made for waste rock stockpiles strategically placed on the site. An initial capital amount of ZAR1m should be budgeted for footprint preparation and thereafter an operating cost amount of ZAR0.25mpa for shaping of the waste rock dumps.

### 7.4 Iron Ore – Thabazimbi Mine

*Thabazimbi Mine currently has four tailings (slimes) dams. These are hillside tailings dams accommodating iron ore* washings. Three of the dams are currently operational and one is dormant. The following indicates current conditions.

**Table 7.2 Thabazimbi Mine: Tailings Dams, Current Operating Specifications**

| Description | Prod. Rate (ktpm) | Height (m) | RoR (m/yr) |
|---|---|---|---|
| Dam 1 – Operational | 9.6 | 80 | 1.57 |
| Dam 2 – Dormant | | 18 | |
| Dam 3 – Operational | 19.4 | 65 | 1.56 |
| Dam 4 – Operational | 11.0 | 40 | 1.56 |
| **Total** | **40.0** | | **1.56** |

***Tailings Capacity***: SRK has reviewed what is perceived to be the remaining current capacity on the tailings dams, based on our site inspection and documentation at hand. During the site visit, a number of near surface in-situ "undisturbed" samples of tailings were taken for laboratory testing. The samples were taken from the beach adjacent to the catwalk on dam 1. Returned results indicate that *the finer material in the dam has a near surface in-situ dry* density of 1,75t/m$^3$. This value has been used in the SRK model to determine the RoR and remaining life of the dams. While it is understood that the average tonnage for the past 18 months has been about 23ktpm, the highest monthly value was 42,5ktpm. As the variation spread is large, SRK has elected to use 40ktpm as the baseline value. With the above-stated in mind, the remaining life of the dams is as follows:

- 40ktpm scenario distributed *pro rata* on surface areas – with dam 2 dormant – 5,96 years. Say 6 years (2,86Mt ~ 1,63Mm$^3$); and
- 40ktpm scenario distributed *pro rata* on surface areas – with dam 2 recommissioned – 6,6 years (3,17Mt ~ 1,81Mm$^3$).

SRK has selected the preferred rate of rise ("RoR") based on the assumption that no materials characterisation records are available, neither slope stability analyses. From the tables set out below, it can be seen that the recommissioning of dam 2 will provide some respite to the current RoRs, and will also help to lower risk.

***Tailings Cost Review***: With regard to operating cost requirements, an additional handling cost of ZAR1.75/t of dry solids deposited as presented by Fraser Alexander Tailings is considered a reasonable rate (excludes VAT). This rate includes plant for raising the perimeter paddock walls which is also required. In terms of the capital cost requirements the following is noted:

- Undertake a detailed stability review (piezocone tests as applicable) and report compilation. (Continuation report) on all 4 dams and return water dam. Estimated cost of ZAR0.3m;
- Upgrade the operating manual, including appropriate topographical survey for the existing complex. Estimated cost of ZAR0.275m;
- Upgrade Code of Practice for the existing complex. Estimated cost of ZAR0.075m; and
- Install piezometers, including supervision and survey on all 4 dams. Estimated cost of ZAR0.08m.

A total additional capital cost of ZAR1.1m is estimated.

**Table 7.3 Thabazimbi Mine: Tailings Dams Capacities**

| Description | Dam 2 Dormant | | | Dam 2 Operational | | |
|---|---|---|---|---|---|---|
| | Prod. Rate (ktpm) | Current RoR (m/yr) | Future RoR[1] (m/yr) | Prod. Rate (ktpm) | Current RoR (m/yr) | Future RoR[1] (m/yr) |
| Dam 1 | 9.6 | 1.57 | 2.15 | 8.6 | 1.40 | 1.92 |
| Dam 2 | | | | 4.0 | 1.40 | 1.73 |
| Dam 3 | 19.4 | 1.56 | 1.73 | 17.5 | 1.41 | 1.56 |
| Dam 4 | 11.0 | 1.56 | 1.75 | 9.9 | 1.41 | 1.58 |
| **Total** | **40.0** | **1.56** | **1.84** | **40.0** | **1.41** | **1.66** |

[1]SRK's preferred RoR is 1.00m/yr and is based on the following:

- No designed under-drains under the current tailings dams;
- Fine (predominantly clay) material seen in the perimeter wall make-up. Operating techniques can be improved; and
- No stability analysis seen at the time.

Until such time as it can be proved through adequate engineering analyses that a higher RoR is not detrimental to the stability of the existing tailings dams, SRK does not advocate a higher RoR. Even our RoR limitations should be reviewed, but for the interim it does set a conservative limit, which will help in lowering the current risk of failure. SRK's RoR recommendation will also bring on stream a new tailings dam which, as we see it, is necessary in lowering risk on the existing tailings dams.

# 8. ENGINEERING INFRASTRUCTURE AND CAPITAL PROJECTS

## 8.1 Introduction

This section includes discussion and comment on the infrastructure-related aspects necessary for the execution of the LoM Plans associated with the Material Properties. Specifically, real capital requirements at 1 January 2006 are provided based on estimation, adequacy of design and project development schedules. A general discussion on power generation and distribution, water sourcing, reticulation and planned maintenance programmes is included in Section 8.2. Specific discussion on capital expenditure requirements is included in Section 8.4.

## 8.2 Engineering Infrastructure of the Material Properties

Engineering infrastructure at the Material Properties includes a wide range of operating technologies. The level of supporting infrastructure and services is dependent on the location of the operation in relation to industrial centres and major access routes.

Mining operations comprise access infrastructure to convey personnel, materials and equipment to and from the working areas and associated services to support mining operations. Surface access infrastructure primarily includes declines. Horizontal access infrastructure include, crosscut haulages, footwall haulage levels, declines/inclines and cross-cuts.

Associated opencast mining-related infrastructure includes ore passes, conveyor belts, crushing stations, ore bins, loading stations, water dams, pump stations, workshops, and power and water reticulation systems. Associated surface infrastructure includes office blocks and training centres, workshops and stores, lamprooms, change houses and accommodation. At the Material Properties there are also a number of service and supply centres. These include major workshops for repair of major plant and equipment.

Surface mining operations are typified by their high degree of mechanisation and relatively high productivity in comparison with their underground counterparts. Access and service infrastructure at Kumba Iron Ore's open-pit operations reflect their scales of operation and location to primary access routes. In all instances however, these are based on the typical requirements for open-pits utilising conventional earthmoving equipment and include primary crushing facilities, RoM and product stockpiling facilities, waste dumps, consumable storage facilities, power generation and reticulation, water storage, workshops, mine offices and accommodation, airstrips and auxilary infrastructure buildings. Generally, considering its age, SRK considers that all surface and underground infrastructure in place is, well maintained and equipped and, in conjunction with planned maintenance programmes and where necessary, remedial action is considered adequate to satisfy the requirements of the LoM plans. Further, the power generation and distribution systems, water sourcing and reticulation systems are appropriate for operations as envisaged in the individual LoM Plans.

Where this is not the case SRK has allocated appropriate capital costs, which have been included in the TEPs as presented in Section 13.

### 8.3 LoM Capital Expenditure Programmes

The following section gives, where appropriate specific comments on the status of the underground and surface infrastructure, in addition to a breakdown of the total capital requirements of the current LoM Plans. Distinction is made between project capital and on-going capital, whereby project capital encompasses all major items identified for the LoM period. On-going capital is considered to be a provision, based on a historical percentage of operating costs incorporating appropriate modifications for the last two years of operations, thus recognising closure.

Table 8.1 provides the latest project and on-going capital requirements for the Material Properties and regional infrastructure requirements excluding off-mine exploration costs. In preparing the tables the following apply:

- Where appropriate SRK have included additional infrastructure as identified in Sections 5 through to Section 7;
- All capital amounts are exclusive of financing charges and separation costs and unless otherwise stated are considered by SRK to be adequate to meet the requirements of the current LoM Plan;
- The statistical estimate class currently reflects a typical accuracy level of a Class I at –15% to +25%;
- A contingency amount is applied only to the project capital component; and
- Unless otherwise stated all amounts are not attributable and reflect 100% contributions.

### 8.4 Material Properties

Capital expenditure requirements for the Material Properties are principally aimed at, development projects, expansion projects, mobile fleet replacement, metallurgical plant modifications, installation of tailings dam facilities and infrastructure rehabilitation programmes and other ongoing capital. The total estimated capital expenditure for the Material Properties over the LoM period as given is ZAR12,199m for both Scenario I and Scenario II. The principal components of the current project capital include the following:

- Iron Ore
  - At Sishen Mine the capital expenditure required for the SEP includes crushing, screening, beneficiation utilising jig technology, product handling and load out utilising the existing facility; and
  - The Sishen South Project requires capital for crushing, screening, beneficiation utilising jig technology, product handling and load out utilising a new facility.

**Table 8.1 Estimated Real Capital Expenditures – Scenario I and Scenario II**

| Material Property | Units | Sustaining Capital Real | Project Capital Real | Total Capital Real |
|---|---|---|---|---|
| **Iron Ore** | | | | |
| Sishen Mine[1] | **(ZARm)** | 6,968 | 4,014 | 10,982 |
| Sishen South Project | **(ZARm)** | 288 | 860 | 1,148 |
| Thabazimbi Mine | **(ZARm)** | 69 | | 69 |
| **Total** | | **7,325** | **4,874** | **12,199** |

(1) Includes SEP Phase I.

## 9. MANAGEMENT AND MANPOWER

### 9.1 Introduction

This section includes discussion and comment on the human resources related aspects associated with the Material Properties. Specifically, information as provided by Kumba Iron Ore is included on the following: current legislation; the current board, executive and operational management structures; recruitment, training, productivity initiatives and remuneration polices; industrial relations; and terminal benefits liabilities. SRK note that the following section, in certain instances, includes discussion and comment on public domain statements which have been made. Certain aspects of these have been independently audited by various companies, specifically where these relate to compliance with regulatory requirements including the Mining Charter. These items may not be strictly required in respect of compliance with the Listings Requirements or the SAMREC Code. SRK however recognise the increasing importance of these items in respect of the South African Material Properties and specifically in respect security of tenure, and have included disclosure relating to these for this reason.

### 9.2 Legislation

Since 1995, the South African legislature has enacted various labour laws that enhance the rights of employees. For example, these laws:

- Confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;
- Guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;
- Provide for mandatory compensation in the event of termination of employment for operational reasons;
- Reduce the maximum ordinary hours of work;
- Require large employers, such as Kumba Iron Ore, to implement affirmative action policies to benefit historically disadvantaged groups and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation;
- Provide for the financing of training programmes by means of a levy grant system and a national skills fund.

The Labour Relations Act regulates the relationship between employers and trade unions, establishes dispute resolution mechanisms, promotes collective bargaining and protects employees from unfair dismissal. Separation may be carried out on the basis of genuine economic, technological, structural or similar needs of an employer. Consultation, with full disclosure of relevant information, is required with trade unions prior to employers effecting separation programmes.

The other major statutes in force in South Africa relating to Human Resources include:

- The Basic Conditions of Employment Act, 75 of 1997, which prescribes minimum conditions of employment, excluding wages;
- The Occupational Diseases in Mines and Works Act, 78 of 1973, and the Compensation for Occupational Injuries and Diseases Act, 130 of 1993, which provide mechanisms for compensating employees who have been incapacitated as a result of injury or disease arising from the performance of work;
- The Occupational Health and Safety Act, 85 of 1993, and Mine Health and Safety Act, 29 of 1996, which impose a duty on employers to provide a safe and healthy working environment;
- The Employment Equity Act, 55 of 1998, which prohibits unfair discrimination and places an obligation on employers to implement affirmative action measures.

The Mineral and Petroleum Resources Development Act, 28 of 2002, and the Broad-Based Socio-Economic Empowerment Charter, developed in terms of the Act, prescribe requirements, *inter alia,* in terms of human resources development, employment equity, housing and nutrition, and community upliftment, all of which inform Human Resources policies and procedures. Compliance with the scorecard against which progress with the Charter is measured, is a pre-requisite for the conversion of old order mining rights to new order mining rights.

Appropriate fora have been established with all representative unions in an effort not only to give effect to the Employment Equity Act and the Charter, as well as to address, through appropriate policies, procedures and structures the total development of human resources. Through a process of consultation and negotiation with regulatory authorities and representative bodies, including organised labour, mine management has initiated various programmes to ensure compliance with the various regulatory statutes. Kumba Resources has informed SRK that the Material Properties are materially compliant with all South African labour legislation, with appropriate exemptions obtained where necessary by agreement with organised labour.

### 9.3 Industrial Relations

The Material Properties are planned to employ and contract ("TEC") some 4,000 people with approximately 80% being registered members of trade unions. Industrial relations at the Material Properties are managed in accordance with key driving factors. These include the prevailing legislative requirements, regulatory bodies, labour representation including registered and unregistered organisations, collective bargaining arrangements and specific employee/employer agreements.

Historically, trade unions in South Africa have, due to links with political parties, had a significant influence over social and political reform and in the collective bargaining process. Presently the situation is manageable; however it is uncertain whether labour disruptions will be used to advocate such political causes in the future.

Mine management has initiated a process involving all labour representatives (unions and management) to ensure appropriate and timely interaction to resolve industrial relations issues, including communication, consultation and collaboration, bonus allocation and policies and procedures. Depending on fluctuations in international commodity prices and exchange rates, future workforce reductions may be required. In this instance SRK consider that appropriate procedures are in place and, other than periodic action during wage negotiations, industrial relations risks are manageable.

## 9.4 Board, Executive and Management Structure

The Board of Kumba Iron Ore will comprise both executive and non-executive directors. The governance structure of Kumba Iron Ore will be similar to those used in Exxaro. Kumba Iron Ore will fully subscribe to the regulations of the Companies Act, 1973, and the King II Code of Corporate Governance.

## 9.5 Recruitment, Training, Productivity Initiatives and Remuneration Policies

Recruitment, Training, Productivity Initiatives and Remuneration Policies are in general, typical of operating practices and strategies as implemented within the South African mining industries:

- **Recruitment:** Recruitment policies are in line with the standard procedures within the South African industries;
- **Training:** Managerial training initiatives have focused on the development of both technical and managerial skills of senior and middle management. At the operational level training initiatives include mine managements commitment to the Adult Basic Education and Training ("ABET") initiatives, as well as accredited technical operational and safety training;
- **Productivity Initiatives:** Mine management continually review and implement productivity initiatives which are in line with the standard procedures within the mining industry and reflect the operational conditions and remuneration policies within the individual labour markets; and
- **Remuneration Policies:** Remuneration policies are in line with the standard operating practices within the South African mining industry and levels generally comply with industry-wide salary scales. In addition to basic components, employees receive additional entitlements, which are related to accommodation, medical and employee benefit plans in the form of pension/provident schemes.

In addition to the above and subsequent to the various re-engineering programmes undertaken since 1998, Kumba has, through a series of initiatives, developed various staff development and motivation programmes within a streamlined organisational structure. These initiatives include:

- The retention and development of high quality personnel through comprehensive organisational planning;
- The enhancement of strategic leadership through leadership development programmes, seeking to enhance the skills of individuals capable of achieving and maintaining competitive advantage;
- Improvement in the competency of operational staff by means of Mining Qualifications Authority accredited learning initiatives;
- Development of a performance – reward culture for management and specialist staff, where commensurate compensation accompanies the achievement of measured results through an integrated performance system.

## 9.6 Organisational Structures and Operational Management

Kumba Iron Ore has informed SRK that, on completion of the Transaction, Kumba Iron Ore will, in the short term, continue with the organisational structure as indicated in Figure 1.2. In effect this will include the Kumba Iron Ore board, supported by various corporate services, the individual commodity business units and operational management at the various Material Properties. The TEPs as presented in this report do not assume any fundamental change to this structure, however SRK notes that it is likely that Kumba Iron Ore will revisit this structure and associated costs in line with future requirements of its operational portfolio.

**Table 9.1 Historical and Current Workforce Deployment for the Material Properties**

| Material Property[(1)] | 2001 (No.) | 2002 (No.) | 2003 (No.) | 2004 (No.) | 2005 (No.) |
|---|---|---|---|---|---|
| Sishen Mine | 3,025 | 3,047 | 3,061 | 2,996 | 3,034 |
| Thabazimbi Mine | 946 | 933 | 910 | 889 | 848 |

(1) Includes all employees and contractors and generally based on those included in the safety statistics.

**Table 9.2 Historical and LoM Productivity Statistic**

| Material Property[(1)] | | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|---|
| **Iron Ore** | | | | | | |
| Sishen Mine | (TEC/Mt-treated) | 97.8 | 95.4 | 94.0 | 91.4 | 95.3 |
| Thabazimbi Mine | (TEC/Mt-treated) | 347.8 | 338.0 | 297.4 | 287.7 | 277.1 |

### 9.7 Terminal Benefits

The total terminal benefits liability ("TBL") for the Material Properties has been determined by consideration of the TBL as at 1 January 2006 and the various employee requirements of the LoM profiles as included in the various operating options. The amounts stated as TBL(2) in Table 9.3 does not however allow for increased length of service over the various LoM plans and assumes that the current unit TBL per employee is equally applicable on closure. The TBL has been included in the FMs as presented in Section 14 of this CPR.

**Table 9.3 Material Properties Terminal Benefits Liabilities**

| Ope Unit | | Terminal Benefits Liability(1) (ZARm) | Terminal Benefits Liability(2) (ZARm) |
|---|---|---|---|
| **Iron Ore** | | | |
| Sishen Mine | **(ZARm)** | 54 | 126 |
| Thabazimbi Mine | **(ZARm)** | 14 | 36 |
| **Total** | **(ZARm)** | **68** | **162** |

(1) TBL estimates as at 1 January 2006.

(2) TBL estimates assuming execution of current LoM Plans.

## 10. OCCUPATIONAL HEALTH AND SAFETY

### 10.1 Introduction

This section includes discussion and comment on the occupational health and safety related aspects associated with the Material Properties. Current and historical occupational health and safety statistics are presented with discussion on the more significant measures in progress to deal with identified risks, including risk management and occupational health and safety measures.

### 10.2 Occupational Health and Safety Management

Health and safety management of the Material Properties is focused on the development of company wide health and safety policies, taking cognisance of the legislation and regulatory environment. Kumba Iron Ore Health and Safety policies are broadly aligned and state that Kumba Iron Ore will endeavour to:

- Comply with all applicable laws, regulations and standards and where adequate laws do not exist, develop and apply standards that reflect Kumba Iron Ore's commitment to safety and health;
- Manage risk by implementing systems to identify, assess, monitor and control hazards and to review performance;
- Maintain a consultative process with employees through Health and Safety Representatives and Committees in all aspects related to safety and occupational health;
- Provide employees with information, instruction, training and supervision which is necessary to enable them to perform their work safely and without risk to health;
- Actively practice a comprehensive Risk Management Safety Programme aimed at continuous improvement of safety and occupational health;
- Protect property, equipment, materials and natural assets from damage by fires, explosions, pollution, contamination or any other down grading incident
- Support relevant occupational health and safety research;
- Actively participate in the Environmental Management Programmes and compliance with the requirements of Nuclear Licences;
- Keep abreast of new developments and technology.

Kumba Iron Ore has informed SRK that all health and safety departments adhere to both the provisions of the Mine, Health and Safety Act and the Minerals Act with full-time, as well as part-time safety representatives employed at all the Material Properties. Managerial instructions, emergency procedures and codes of practice are reasonably in place. Specific health and safety hazards identified include water, dust, fire, seismicity and falls of ground, explosions, insufficient emergency power equipment and occupational hygiene issues.

### 10.3 Legislation

Occupational health and safety is provided by various regulatory bodies and mining and labour legislation. In general these are well-established, and in conjunction with management's operating policies, form the cornerstone of occupational health and safety management.

### 10.3.1 South Africa

For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act, 1956, and subsequently the former Minerals Act which was replaced by the Minerals and Petroleum Resources Development Act, 28 of 2002. Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act, 29 of 1996, which has subsequently been amended by Act, 72 of 1997, or the Mine Health and Safety Act.

The Mine Health and Safety Act was the result of intensive discussions and consultations between Government, employers and employee representatives over an extended period of time and came into force on 15 January 1997. The objectives of the Mine Health and Safety Act are:

- To protect the health and safety of persons at mines;
- To require employers and employees to identify hazards and eliminate, control and minimise the risks relating to health and safety at mines;
- To give effect to the public international law obligations of South Africa that concern health and safety at mines;
- To provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;
- To provide for effective monitoring of health and safety conditions at mines;
- To provide for enforcement of health and safety measures at mines;
- To provide for investigations and inquiries to improve health and safety at mines;
- To promote:
  - a culture of health and safety in the mining industry;
  - training in health and safety in the mining industry; and
  - co-operation and consultation on health and safety between the State, employers, employees and their representatives.

The Mine Health and Safety Act prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives, and through the establishment of health and safety committees. It also entrenches the right of employees to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate and the process of enforcement. It is anticipated that mining companies will incur additional expenditures in order to comply with the legislation's requirements. Provided Kumba Iron Ore maintains material compliance then SRK considers that such additional expenditures is unlikely to have a material adverse effect upon Kumba Iron Ore, although there can be no assurance of this.

### *10.3.2 Historical Safety Statistics*

Table 10.1, Table 10.2 and Table 10.3 contain information on historical safety statistics.

**Table 10.1 Historical Safety Statistics – Fatalities**

| Operation(1), (2), (3) | 2001 (No.) | 2002 (No.) | 2003 (No.) | 2004 (No.) | 2005 (No.) |
|---|---|---|---|---|---|
| Sishen Mine | NR | | | 1 | 1 |
| Thabazimbi Mine | NR | 1 | | | |

(1) Fatalities are all measured per million man-hours worked.

(2) Totals are estimated from weighted TECs as presented in Table 9.1.

(3) NR = Not Reported.

**Table 10.2 Historical Safety Statistics – Fatality Rate**

| Operation[1], [2], [3] | 2001 (No.) | 2002 (No.) | 2003 (No.) | 2004 (No.) | 2005 (No.) |
|---|---|---|---|---|---|
| Sishen Mine | NR | | | 0.02 | 0.02 |
| Thabazimbi Mine | NR | | | | |

(1) Fatality rates are all measured per million man-hours worked.

(2) Totals are estimated from weighted TECs as presented in Table 9.1.

(3) NR = Not Reported.

**Table 10.3 Historical Safety Statistics – LTIFR[1], [2], [3], [4]**

| Operation | 2001 (No.) | 2002 (No.) | 2003 (No.) | 2004 (No.) | 2005 (No.) |
|---|---|---|---|---|---|
| Sishen Mine | NR | 0.85 | 0.48 | 0.53 | 0.29 |
| Thabazimbi Mine | NR | 0.42 | 0.36 | 0.29 | 0.19 |

(1) LTIFR = Lost Time Injury Frequency Rate.

(2) LTIFR rates are all measured per million man-hours worked.

(3) Totals are estimated from weighted TECs as presented in Table 9.1.

(4) NR = Not Reported.

# 11. ENVIRONMENTAL MANAGEMENT

## 11.1 Introduction

The following section includes discussion and comment on the environmental management aspects of the Material Properties. Specifically, comment is included on the status of environmental legislation applicable to the Material Properties; compliance with legislation and environmental authorisations; environmental policies and management at the sites; key liabilities and risks over the life of the operation for each site; and decommissioning and closure liabilities and risks.

This section of the report is based on: discussions with relevant staff at the site; review of environmental and social documentation; closure liability documentation; and site visits to inspect surface infrastructure at key sites. For the purposes of this section a liability (refer to Table 11.1) and risk are defined as follows: a liability can be assigned a monetary value to be included in the financial model (e.g. costs associated with new storm water containment) and a risk involves too much uncertainty to enable cost predictions to be made (e.g. possibility that more stringent requirements will be imposed by the regulator in the future). Risks or liabilities that would generally be addressed in terms of accepted environmental practice and that do not have significant cost implications have not been discussed. Comments are made relating to the nature of the risk/liability, the level of uncertainty and the manner in which it has been addressed. In some instances, SRK has suggested a sensitivity contingency for items that are not clear liabilities but where a preliminary cost estimate can be given to the potential risk. Without a detailed costing exercise, these values should be used to test the sensitivity of the financial model only and not taken as firm liabilities.

For the purposes of this study, the criteria used for assessment purposes are those required by relevant host country legislation and generally accepted practice in the mining industry of the host country. In line with the Sustainable Development concept of the triple bottom line, social and economic issues have also been discussed where relevant.

## 11.2 Legislation

### 11.2.1 South Africa

**National Environmental Management Act (107 of 1998) is regulated by the Department of Environmental Agriculture and Tourism ("DEAT").** This overarches South African environmental legislation and lays down basic environmental principles including: Duty of Care, Polluter Pays and Sustainability.

**Mineral and Petroleum Resources Development Act ("MPRDA") as regulated by the Department of Minerals and Energy ("DME").** Replacing the Minerals Act, 1991, it aims to provide for equitable access to, and sustainable development of, the nation's mineral and petroleum resources. Regulations provide procedures for undertaking environmental impact assessments ("EIA"), including public involvement and development of environmental management programmes ("EMP") for the construction, operation and closure of mines. The DME must ensure other regulatory authorities with an interest in the environment are

consulted. In summary, the EMP contains the environmental conditions of authorisation for the development, operation and closure of a mine. Existing mines should have an approved environmental management *programme report* ("EMPR") in terms of the Minerals Act, 1991. The MPRDA provides transitional arrangements for converting old order mining rights to new order mining rights by 31 April 2009. A key requirement for new mines or for the conversion process is the need for a social and labour plan, a mining works plan, proof of technical and financial competence, as well as an approved EMP.

**Mine Health and Safety Act (Act 29 of 1996) as regulated by the DME:** This Act deals with the protection of the health and safety of persons in the mining industry but has some implications for environmental issues due to the need for environmental monitoring within mine operations and maintenance of mine residue deposits.

**National Water Act (36 of 1998) ("NWA") as regulated by the Department of Water Affairs and Forestry ("DWAF"):** The Act stipulates that water uses (abstraction, storage, waste disposal, discharge, removal of underground water and alternation to watercourses) must be licensed. The Act also has requirements relating to pollution control, protection of water resources (specifically for mines, there is a specific regulation known as GN 704), dam safety and water use tariffs.

**Atmospheric Pollution Prevention Act (45 of 1965) ("APPA") as regulated by DEAT.** This Act allows for emissions from scheduled processes to be controlled by means of a registration certificate. Examples of such processes would be smelters, furnaces, acid plants or roasters. The Act is outdated and will be replaced shortly with the National Environmental Management: Air Quality Act (39 of 2004), which has not yet been brought into effect.

**Environment Conservation Act (73 of 1989) ("ECA") as regulated by the DEAT, DWAF and relevant provincial departments.** In most cases the Act's requirements are covered by the MPRDA, however, this must be agreed with the relevant authorities and general legal consensus is that both Acts must be complied with, though a single EIA process can be used. Certain beneficiation operations that are separate from working mines may fall under this Act. Section 24 of NEMA and associated new regulations will shortly replace the ECA provisions. The ECA also requires domestic or industrial waste sites to be permitted.

**National Heritage Resources Act (25 of 1999) as regulated by South African Heritage Resource Agency or Provincial Authorities.** This Act controls sites of archaeological or cultural significance. Such sites must be investigated and, if necessary, protected for the nation. Procedures for the relocation of graves are also given.

**Hazardous Substances Act (15 of 1973) as regulated by the Department of Health**. The Act deals with the declaration of hazardous substances and control of declared substances. It allows for regulations relating to the manufacturing, modification, importation, storage, transportation and disposal of any grouped hazardous substance including asbestos, hydrocarbons, PCBs, etc.

**ECA, Forest Act (84 of 1998), Provincial Nature Conservation Acts and other Ordinances as regulated by Provincial Conservation Authorities**. The Act ensures protection of certain species of animals and plants. Permissions to move protected species are required in certain cases.

**National Nuclear Regulator Act (46 of 1999) as regulated by the National Nuclear Regulator ("NNR").** Certificates of Registration ("COR") are required for radiation sources above a certain threshold. The COR will specific monitoring, assessment and reporting requirements.

Mining practices in South Africa are such that whilst individual operations are usually materially compliant, strict legal compliance can seldom be demonstrated and is rarely enforced by the relevant regulatory authorities. Where minor/nominal non-compliance occurs, this is generally not considered material to the continuation of future operations. In cases where regulatory authorities are concerned about particular non-compliance issues, a negotiated realistic way forward is usually agreed upon.

Environmental liability provisioning in the South African mining industry is a requirement of the MPRDA and must be agreed with the relevant regulatory authorities (mainly DME and DWAF). Based on South Africa's requirements, and for existing mines (different for new mines), monies are accrued annually in a trust fund based on the estimated environmental rehabilitation cost should the mine have to close immediately divided by the operating life of a mine. The South African Revenue Services approves such contributions as there is a tax benefit. For new mines and some older mines, additional bank guarantees, corporate guarantees or insurance policies may be required.

## 11.3 Kumba Iron Ore Corporate Sustainability

Corporate responsibility is governed by a sustainable development framework. Twenty elements were identified as being of crucial importance to minimise the negative impacts of Kumba Iron Ore operations on its environment as well as enhancing the positive contributions it makes to local community development.

## 11.4 Sishen Mine

### 11.4.1 Introduction

Iron ore is mined by means of extensive open pits extending approximately 12km in length. Sishen Mine, located in an arid region of the Northern Cape, receives a relatively low rainfall of 350mm/annum. Three towns have developed around the mine, primarily for the housing of mine employees. A number of small mines are located in this part of the Kalahari. The aridness of the region limits surrounding farming activities to sheep and cattle farming. The area behind the town of Kathu is one of the largest remaining populations of the camel thorn tree and is considered an area of natural heritage. The Gamagara River is located to the south of the mine, however, it has been more than 20 years since this river flowed.

### 11.4.2 Environmental Compliance

The Mine operates under an approved EMP (July 2002), with four approved addenda for the expansions or operational changes recently made. The DME has not requested that the Mine converts the EMP to meet requirements of MPRDA. Existing water uses on the mine have been registered. An application for a water use licence was made at end of 2004, however DWAF keeps requesting additional information and appears unable to make a decision on the information to be included in the application. The SEP has not been included in the application, however, DWAF has indicated that this can be addressed through a "letter type" report. The mine is currently operating under 1956 Water Act permit that has no expiry date. The Mine operates a certified ISO 14001 (certified 2001) EMS. Historically, the Mine has undergone external bi-annual surveillance audits however, the Mine has determined that this is too frequent and is moving to annual audits, with ongoing internal audits through out the year. The Mine undertook an enviro-legal audit during 2004. The aspects identified were rated from 1 to 4 with 1 being low risk and 4 being high risk. The aspects that have not yet been closed out and have a rating of 4 include: the impacts that de-watering of groundwater has on stakeholders and the effect of increasing de-watering impact in future on alternative land uses; non-compliance with GN 704; the impact of dust pollution on air quality and non-compliance with waste management legislation.

### 11.4.3 Environmental and Social Management

Sishen Mine employs a number of personnel whose key performance area is environmental management. The primary person responsible for management is the environmental manager who reports to the SHEQ manager. The environmental manager has a technician, an ISO 14001 co-ordinator and a professional in training who report to him. The Mine also employs two other ISO 14001 co-ordinators who report to the engineering and mining managers, respectively. Social management is the responsibility of the Manager Sustainable Development.

The operational environmental budget for the facility is approximately ZAR14mpa. This includes a contribution of ZAR6m to the rehabilitation trust fund, ZAR3.5m for ongoing soil remediation, approximately ZAR0.5m for HQ SHEQ costs and the remainder utilised for rehabilitation experiments, monitoring, ISO audits, etc. SRK is of the opinion that the budget (ZAR4m) for the daily environmental management of the Mine is sufficient.

### 11.4.4 Environmental Issues

**Rehabilitation of waste rock dumps:** The waste rock contained in the 39 large waste dumps is inert, non-acid forming and other than suspended solids, does not produce a contaminated seep. Historically, dumping was by end-tipping resulting in the creation of slopes at a natural angle of repose (37°). This slope is difficult to rehabilitate as vegetation cannot easily traverse this slope. The DME may also consider them to be potentially unstable. Furthermore, water runoff from the slopes leads to significant erosion. This has been partially rectified via an internal directive to construct the dumps with a series of benches. Originally bench widths were 20m, however this was increased to 30m in the 1990s and 45m in 2000. This has reduced the overall slope angle, but slopes between benches are still at 37°. Low rainfall limits vegetation growth, further hampering rehabilitation efforts. The Mine is currently experimenting with various rehabilitation options including reducing slope angles and the inclusion of various soil ameliorants. Early indications are that the difference in successful vegetation cover between a slope of 18° and 30° is minimal but the latter is impractical as plants still have difficulty taking root on the slopes. Therefore, if the DME indicates that stability is a problem, the Mine will re-profile the slopes to 24°. This slope angle allows vegetation to comfortably take

root, provide for adequate cover and reduce risks associated with stability. However, it still does not increase the plant footprint to the extent that would occur if slopes were re-profiled to 18°. Currently, the Mine has no provision for dump rehabilitation in its closure budget, as it is still awaiting the results of the vegetation experiments. If it is determined that the slopes need to be cut back from the angle of repose, SRK estimates that the rehabilitation will cost the Mine in the region of ZAR150 – 200m.

**Backfilling of Pits:** The EMPR commits the Mine to returning 50% of the waste rock to the pits at the end of the life of mine. While the Mine is partially compliant with this commitment, a backlog has developed as grade control dictates that the pit remains open as long as possible. This gives the Mine three options for ongoing management: firstly, the mine plan will need to be revised to optimise ongoing operational backfilling; secondly, motivation will need to be made to the DME on why backfilling is not practicable; or thirdly provision in the order of ZAR100 – 150m will need to be included in the closure liability to backfill and rehabilitate the final surface. As a final decision on how this will be managed has not been made, SRK has included this provision as a sensitivity contingency.

**Hazardous Material Handling:** Historically, hydrocarbon housekeeping management has been poor resulting in the contamination of the soils around the workshops, service and fuel stations and around the High Energy Fuel ("HEF") plant. To date the Mine has spent ZAR3m on rehabilitating the soils and it estimates that rehabilitation of the remaining contamination will amount to ZAR12m. It is expected that this will be a once-off cost as oil handling has been improved through the implementation of new housekeeping procedures.

**Radioactive Sources:** Some of the instrumentation in the plant is radioactive. These instruments are managed by an operator licensed to handle radio-active sources. At the end of the life of the equipment, the radio-active sources are disposed of by the Nuclear Energy Corporation (of South Africa). It is understood that a provision for disposal has been made in the closure costing.

**Water Contamination:** No contamination, other than suspended solids is evident around the waste rock and tailings dumps. Although, the Mine produces a relatively high sediment load, the lack of surface water in the vicinity of the Mine means that the sediments drop onto surface where the runoff evaporates. The use of explosive has led to slightly elevated nitrate levels around the waste rock dumps, however SRK understand that these do not pose a significant risk.

The plant utilises approximately 1Mm$^3$/year of treated sewage effluent during the washing process resulting in an effluent containing residual nitrates that is disposed on the tailings dams. This has also resulted in a non-significant increase in nitrates in the groundwater above background but still within DWAF's drinking water guidelines.

Groundwater in the vicinity of the hydrocarbon spills is contaminated with hydrocarbons, however, migration of this plume is limited by groundwater extraction ahead of mining. As the de-watering boreholes supplying town are a significant distance from the source of contamination, there is a low risk that the town's water supply will be contaminated.

**Water Management:** Sishen Mine is partially GN 704 complaint and has implement infrastructure to separate clean and dirty water, where practical. Where not compliant, the Mine has either requested exemption or is implementing management practices to become compliant. The majority of process water is sourced from the de-watering boreholes with make up obtained from the sewage plant. When necessary, water is abstracted from the Vaal – Gamagara pipeline. If there is a surplus, historically the Mine has discharged the portion not supplied to the local towns, into a canal which flows towards the Gamagara River (the Mine has permit to discharge to the river). However, the water typically evaporates before it reaches the river. As the contamination load in this water is low, it is not expected that the area where evaporation occurs has led to significant soil contamination. The Mine has recently reached an agreement with DWAF, that any surplus groundwater will be pumped to the Vaal – Gamagara pipeline.

**Dewatering:** It has been determined that the Mine has created a dewatering cone that has extended approximately 10km to the south of the Mine, impacting on local farmers water supply. This has resulted in the Mine now being required to supply one farmer with a tank full of water on a daily basis and to pay the difference in costs between abstracting groundwater and pumping water from the Vaal – Gamagara pipeline for another farmer. The Mine has an agreement that it will assist the remaining three farmers "as and when required" (although, there does not seem to be a definition of 'as and when required'). The Mine is investigating whether a dewatering plume has developed on the northern and western side of the Mine (studies indicate that there is no dewatering cone on the eastern side as it is limited by a significant dyke). Given that the groundwater in the vicinity of the Mine is relatively compartmentalised, the geology of the northern and western side indicates a low potential for the development of a significant de-watering cone.

**Soil Contamination:** Aside from the areas contaminated by hydrocarbons, the Mine reports that the soils around the ammonia nitrate stores have been contaminated during product handling and from spills and accidents. The area is relatively small and does not represent a significant liability.

**Sinkhole Formation:** The dolomites underlying the ore body have the potential to form sinkholes. Mining activities have opened a large sinkhole in the South Pit that requires backfilling during the mining process. The Mine has not undertaken any geotechnical investigations to determine areas of potential sinkhole formation, however, Sishen is aware of exploration drilling core losses indicative of potential sinkhole formation. These potential sink holes are relatively small and are all within the mining area. Therefore, aside from a safety risk, these sinkholes do not pose a risk to the surrounding communities.

**Waste Handling:** Historically the Mine has operated a domestic waste dump in the Mikrogolf area. This dump has recently been permitted by DWAF, however, the Mine is in the process of closing the dump, as the space is needed for the disposal of waste rock. It is not foreseen that there will be any problems with this closure plan, although the Mine will have to obtain closure in terms of Section 20 of the ECA.

**Air Emissions:** Dust emissions from the Mine are currently a nuisance to the local community with dust being generated in the pit, on haul roads and in the plant. The Mine has implemented dust control measures, such as the use of hydrophilic chemicals at the crushers and Dust-a-Side on the haul roads. With appropriate management this does not pose a significant risk.

**Community Relationships:** Sishen has finalised its social and labour plan. The Mine operates two community development projects that are expected to become sustainable in time. The first is the employment of redundant farm workers to remove an intruder plant from the Mine and the surrounding Ferroland farms. Sishen has supplied equipment and training to the farm workers. The wood is used to manufacture charcoal, while the wood chips are sold to the Mine for use as organic material during the rehabilitation of the dumps. The second project is the establishment of the Tshipi development centre in conjunction with the Department of Labour. Tshipi focuses on equipping members of the local community (as well as members of the defence force and correctional services) with a trade skill. A portion of the profits generated by those trained is channelled back to the centre.

**Closure Planning and Costing:** Closure planning is limited to that covered by the EMPR. The Mine has estimated its liability for immediate closure to be ZAR196m. SRK is of the opinion that the provision is adequate for the work for which it is allocated. This does not allow for any provision for rehabilitation of the waste rock dumps, nor for backfilling 50% of the pit (see above).

## 11.5 Sishen South Project

### 11.5.1 Introduction

The Sishen South project is located south west of Postmasburg on land that has previously been under extensive agricultural production involving small stock grazing on natural veld. To date, the only infrastructure on site is that associated with exploration drilling (offices, core shed and old drill sites). Observations on site indicate that all old drill sites have been well-rehabilitated by ensuring that all visible surfical hydrocarbons have been removed and vegetation re-established in the disturbed areas.

### 11.5.2 Environmental Compliance

As the operation is still in the planning stage, limited authorisations have been received. These are limited to permission for:

- Construction of a water pipeline and pump station;
- Construction of a railway line and service road;
- Construction of a new road to Witsand and access road to Kameelhoek.

It is understood a scoping report, an EIA and an Environmental Management plan in accordance with the requirements of the MPRDA are currently being prepared. It is SRK's opinion that this is in compliance with the requirements necessary to get the environmental authorisations required to continue with the project. It must be noted that although the correct process is being followed, it does not necessarily guarantee that authorisation will be granted, as the granting of the authorisation is dependent on the findings of the EIA and the commitments made in the EMP.

### 11.5.3 Environmental and Social Management

Environmental and social management is currently the responsibility of a project team consisting of Kumba Iron Ore personnel and various environmental consultants. A provision for Environmental rehabilitation to the value of ZAR11.9m was made at the end of the first year of the mining operation. An additional allowance to

the value of ZAR0.72/t of final product, which equates to ZAR2.2mpa has been allowed for. A total amount of ZAR59m for environmental rehabilitation has been provided for. An amount of ZAR0.5mpa has been allowed for social investment projects in the community around Postmasburg. An amount of ZAR0.5mpa has been allowed for in order to monitor and assess environmental compliance.

### 11.5.4 Environmental Issues

**Surrounding Landscapes**: The Sishen South project is located south west of Postmasburg on land that has previously been under agricultural production involving small stock grazing on natural veld. To date, the only infrastructure on site is that associated with exploration drilling (offices, core shed and old drill sites). Observations on site indicate that all old drill sites have been well-rehabilitated by ensuring that all visible surfical hydrocarbons have been removed and vegetation re-established in the disturbed areas. Although, the site has been impacted on to some degree by agricultural activities, the Postmasburg area falls within the Griqualand West centre of endemism and therefore is ecologically sensitive. The proposed mine is also located on the western edge of the Ghaap Plateau which has been identified as a priority area of conservation by the Northern Cape Nature Conservation. The pans occurring in the area have been described as part of the western Ghaap lime panveld. The vegetation of these pans differs significantly from pans of the eastern part of the Ghaap.

These pans have thus been regarded as having high ecological importance since they form part of unique ecosystems or ecological units. The pans within the mining area however, were not found to support any flora or faunal species of conservative importance although, several plant and animal species of conservation importance are known to occur within the proposed mining area. Mining of the area could result in the loss of a large proportion of the eastern Ghaap lime panveld and there could be the destruction of habitats that support plant and animal species of conservation importance. This could necessitate the adjustment of pit layout to maximise the protection of pans and habitats of conservation importance.

Furthermore, plants of conservation importance could need to be relocated where practical. As the requirements to undertake the above will only be determined once the EMP has been completed, it is not possible to allocate a cost to the above and it is seen as a risk.

**Groundwater**: The project area is located in a groundwater rich area, although groundwater levels do vary significantly across the project site as a result of aquifer morphology. Although adjacent mines have lowered the water table in the region, it is expected that dewatering of the aquifers will be necessary to allow mining to proceed. This could further lower the aquifer and there is a risk that adjacent water users could be impacted.

**Contamination**: As the minerals to be mined are relatively chemically inert, there is a low probability that soil and water contamination will occur as a result of mining, creating overburden stockpiles or mineral processing. However, if proper maintenance and environmental controls are not implemented around hydrocarbon management, there is a risk that both soils and groundwater could become contaminated.

**Closure planning**: Sishen Mine is currently undertaken rehabilitation trials to determine final waste rock rehabilitation requirements in terms of slope angle and thickness of topsoil cover. The results of this assessment will only be available in 2007. In the absence of these results it has been assumed that the waste rock dumps that will be created at Sishen South will be grade down to 18° from the angle of repose (30°). Based on this assumption it has been calculated that the rehabilitation costs associated with the dumps that will be created will be ZAR35.5m (assuming a 3Mtpa output). The demolition costs for the proposed infrastructure have been assessed to be ZAR9.5m. Additional costs (monitoring and maintenance; owners costs and contingency) have been assessed to be ZAR10.8m. The total closure liability at the feasibility stage of the project is therefore ZAR55.8m. It must be noted that this does not make any provision for hydrocarbon cleanup in the event that there are spills during the operation of the mine, nor does it make any provision for the backfilling of opencast pits. Provisions have not been made for the backfilling of the pits as it is assumed that they will remain open at the end of the life of mine. If the authorities require that EMP commits to backfilling the pits at the end of the life of mine, it is estimated that these costs could range between ZAR50 – 100m. This money is therefore seen as a sensitivity analysis cost to the project.

## 11.6 Thabazimbi Mine

### 11.6.1 Introduction

The Mine, constructed in the mountains surrounding the town of Thabazimbi, extracts iron ore from a series of open pits excavated into the mountainside. Waste rock is disposed of on the mountain slopes adjacent to the pits. The area surrounding the town is relatively arid and is primarily used for game farming activities. The Mine is the only significant industry in the area.

### 11.6.2 Environmental Compliance

The Mine, currently operating under an EMP approved in 1995, is busy compiling a new EMP as part of its MPRDA conversion. The driver of the conversion was originally to include the proposed Phoenix Project, however the Mine has taken a decision to include the entire operation in a single submission. A SLP is also under development. Water uses on the Mine have been registered and the Mine is in the process of applying for a water use licence (second draft submitted end of July 2005), including an integrated water and waste management plan.

Thabazimbi is ISO 14001 certified (November 2004). A single surveillance audit has been conducted since certification and did not report any major non-compliances. The Mine undertook an enviro-legal audit in September 2004. The aspects identified were rated from 1 to 4 with 1 being low risk and 4 being high risk. The aspects that have not yet been closed out and have a rating of 4 include: the lack of documentation relating to safe disposal of waste sent off-site; lack of formal documentation relating to the closure of the Mine's domestic waste dump; the requirement for further monitoring at the domestic waste dump; the potential for pollution during handling of SANS 10228 listed substances (hydrocarbons); hydrocarbon contamination of soil, surface and groundwater; inadequate separation of clean and dirty water (GN 704); and the potential that groundwater supplied to the town as drinking water may become contaminated. A programme is being followed to close out on these issues.

### 11.6.3 Environmental and Social Management

Environmental management is the responsibility of the environmental manager, who is assisted by a local contractor on an ad hoc basis. The primary responsibility of the contractor is to reduce the backlog of un-rehabilitated waste rock dumps. Where necessary, the Mine employs consultants on a project basis. Social management is the responsibility of the Regional Manager – Sustainability (Limpopo). The operational environmental budget for the facility is ZAR7mpa. This includes a ZAR2m contribution to the Mine's closure fund, with the remainder utilised for waste rock dump rehabilitation, specialist studies, ISO audits and environmental monitoring. SRK is of the opinion that the operational budget is insufficient to meet the Mine's requirements, particularly with regard to addressing the rehabilitation backlog on the waste rock dumps and suggests an additional ZAR1.5mpa would be appropriate.

### 11.6.4 Environmental Issues

**Waste rock dumps**: The waste rock dumps, constructed on the mountain slopes adjacent to the pits, are constructed by end tipping the waste, creating a dump at the angle of repose 37°.

The current remediation strategy (as per the EMPR) is to re-profile dump crests to 20°, excavate small excavations (approximately 2m x 2m) in the re-profiled areas into which various grasses and trees are hand planted.

The DME has indicated a concern with regard to dump stability, which may require the re-profiling of the entire dump to a less steep angle (no angle has as yet been specified by the DME).

Re-profiling may be impractical, as there are space limitations on increasing the footprints. Should there be a requirement to re-profile the dumps, existing vegetation would be destroyed, resulting in the need to re-vegetate all re-profiled surfaces. SRK proposes a sensitivity contingency of between ZAR50 and ZAR75m for the civil work and the vegetating costs.

**Hazardous material handling**: The waste rock and tails from the plant are reported to be inert and there is no evidence of significant chemical contamination. Hazardous waste in the form of used hydrocarbons and associated containers is generated by the Mine. These are collected and stored on site until they are removed for recycling by a third party. The storage facility, which is on hardstanding, surrounded by a bund, appears to have insufficient capacity to contain the material generated. It is estimated that the cost to increase capacity is between ZAR0.1m and ZAR0.25m. Fluorescent tubes are crushed and are stored on site as there is currently no suitable pathway for the Mine to dispose of this material. It is estimated that the disposal cost at a hazardous waste site would be ZAR0.1mpa.

**Water contamination**: Although the waste rock and tails are inert, there is sometimes a problem with the suspended solid load that reports to the Crocodile River, via the Beerspruit. It is also reported that the nitrate levels in the groundwater near town are slightly elevated, but still within the DWAF drinking water guidelines. The primary source of nitrates is suspected to be treated sewage effluent that is used in the washing process. Monitoring data indicates that there have been instances when the soaps, oil and grease concentrations in the Crocodile River have been elevated, indicating hydrocarbon contamination from the Mine. Although there are instances of hydrocarbons being detected in the groundwater in boreholes adjacent to the workshop area, it is reported that hydrocarbons are not detected in the Mine's groundwater supply boreholes providing town with water.

**Possible decant**: De-watering of the aquifer around the Donkerspoort West pit is currently undertaken and the Mine is currently not sure what the rebound level in the pit will be after mining and de-watering has stopped. Although, there is a possibility that the rebound level could be such that there is decant to the surrounding environment, this is not seen as a liability as the quality is expected to be acceptable for discharge.

**Soil contamination**: Limited soil contamination has arisen through poor hydrocarbon containment at a number of areas on the Mine (particularly around the workshops). Neither the closure cost nor the operational budget appears to have a provision for cleanup of these areas. It is estimated that cleanup will cost between ZAR1 – 5m.

**Land degradation**: The various pits and waste rock dumps that make up the Mine are likely to be permanent features in the landscape as there are no plans to backfill the pits. Sinkholes have formed through the collapse of underground workings. These sinkholes pose a safety risk to the Mine with the result that access to these areas has been limited. Either permanent access control will be required (thereby preventing a walk away solution) or backfilling may need to be considered, although potentially impractical. As this has not been fully considered in the closure liability (see below), there is a risk that major costs could be incurred.

**Air emissions**: Dust is a nuisance to the local community, resulting in some complaints. The Mine hopes to reduce dust through the application of a coating (Dust-a-Side) to the haul roads. The Mine is also investigating dust reduction mechanisms at the plant and crusher. There was a claim that mine workers where getting sick as a result of exposure to dust, however, medical tests indicated that the workers were being affected by emissions from the adjacent andalusite mine. Limited dust monitoring is undertaken on the Mine, with the monitoring program still in its infancy. With appropriate management, the risk is considered to be small.

**Community relationships**: The Mine's philosophy is to supply expertise to the local community as and where required, as part of its "Volunteerism" project, to assist the community with preventative maintenance on the town's infrastructure. It is estimated that the key role players on the Mine invest up to 10 hours a month assisting the community. The Mine has created a skill development centre, where the local community are trained in a trade that can be utilised in the area. Besides the development of a trade skill, the community members are given basic life skills (computer literacy, basic accounting and basic marketing). The Mine is also investigating the feasibility of developing a company that will allow small scale miners to recover high grade ore, by hand, that cannot be mechanically mined.

**Closure planning and costing**: The Mine has not developed a closure plan, although there are various commitments in the EMPR regarding closure requirements. Based on these, the Mine has assessed its immediate closure cost (June 2005) to be ZAR64m. This includes ZAR26m for demolition costs and ZAR38m for rehabilitation costs. The primary expense associated with rehabilitation appears to be the downsloping of the upper portions of the dump, the excavation of depressions for vegetation and the planting of grass. There does not seem to be an allowance for any restoration of the footprints where infrastructure is removed, nor does there appear to be an allowance for the remediation of areas where hydrocarbons have been spilled. Assuming that no re-profiling of the dumps is indicated, SRK is of the opinion that the rehabilitation costs are insufficient, with there being a shortfall liability of ZAR13 – 37m to complete the rehabilitation as planned. SRK has therefore increased the environmental costs associated with closure by some ZAR22m. Based on the information available, SRK is of the opinion that the ZAR26m for demolition is sufficient. If the Mine is required to re-profile the waste rock dumps, it is expected that the costs incurred will be approximately R50 – 75m over and above the ZAR64m budgeted.

Table 11.1 Environmental Liabilities as at 31 December 2005 in ZARm

| Asset | | | | SRK Assessed shortfall | | Total assessed closure cost | | | Outstanding liability | | SRK Sensitivity Contingency | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | LoM Scenario I | LoM Scenario II | Immediate closure costs | Low (ZARm) | High (ZARm) | Low (ZARm) | High (ZARm) | Trust Fund at 31 December 2005 | Low (ZARm) | High (ZARm) | Low (ZARm) | High (ZARm) |
| **Iron Ore** | | | | | | | | | | | | |
| Sishen Mine (including Sishen South Project) | 20 | 25 | 196 | | | 196 | 196 | 56 | 140 | 140 | 250 | 350 |
| Thabazimbi Mine | | | 64 | 13 | 37 | 77 | 101 | 21 | 80 | 80 | 50 | 75 |
| **Total** | | | **260** | **13** | **37** | **273** | **297** | **77** | **220** | **220** | **300** | **425** |

These numbers have been incorporated into the TEPs in Section 12 and the FMs in Section 14.

# 12. TECHNICAL – ECONOMIC PARAMETERS

## 12.1 Introduction

The following section includes discussion and comment on the technical-economic aspects of the LoM plans associated with the Material Properties. Specifically, comment is included on the basis of projections, production schedules, operating costs and capital expenditures. These have been compiled into TEPs on an annual basis to derive the revenue and cost inputs necessary to generate the FMs. Key aspects associated with the generation of the TEPs and their derivations are discussed.

### 12.1.1 Basis of Valuation and Technical – Economic Parameters

The valuation of the Material Properties as presented herein, has, *inter alia,* been based on the LoM Plans and resulting production profiles and associated revenue streams from saleable products operating costs and capital expenditure profiles (collectively referred to herein as TEPs) as provided to SRK by Kumba Iron Ore, reviewed and adjusted where appropriate by SRK. The generation of a LoM plan requires substantial technical input and detailed analysis and is critically dependent upon assumptions of the long-term commodity prices and their impact on: cut-off grades; potential expansion or contraction of the Mineral Resource and Mineral Reserve Base and the return on capital expenditure programmes.

The basis of forward projections of operating costs for mature mining operations generally include an inflation adjusted cost, based on the previous financial year's performance, with certain modifications for projected improvements in productivity and other cost-reduction initiatives. In the case of development projects, TEPs are invariably based on recently completed feasibility studies and modified where appropriate by detailed engineering.

Where warranted from their independent review SRK has, following discussions with Kumba Iron Ore, adjusted the assumed operating costs to assumed future operating conditions (i.e. tonnage contribution from various ore sources and mining methods, mineability and closure of mining assets) and the estimates of improved productivity initiatives.

Unless otherwise stated operating costs assumptions quoted below include the following:

- **Cash operating cost components**: namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, distribution and transportation costs, charges and non-production related sundry income;
- **Total cash costs:** the incremental components, including royalties (refer to Table 12.1) but excluding taxes paid, required to yield;
- **Total working costs:** the incremental components, including separation, reclamation and mine closure costs (the net difference of the total environmental liability and the current trust fund provision) but excluding non-cash items such as depreciation, depletion and amortisation, required together with cash operating costs and total cash costs to yield; and
- **Total costs**: the sum of total working costs, net movement in working capital and capital expenditure.

In anticipation of royalties proposed in the draft Minerals and Petroleum Royalty Bill, which had not been promulgated at the date of publication of this report, SRK have used the royalty assumptions indicated in Table 12.1 in the FMs, assuming royalties payable to the State from 1 May 2009.

**Table 12.1 SRK Royalty Assumptions**

| | Royalty Assumptions – effective 1 May 2009 |
|---|---|
| Iron Ore | 2% on revenue, South Africa |

Additional costs required to reflect the assumed expenditures as represented by the historical operating statistics in Section 2 are the projections of capital costs as given in Section 8. In addition to long-term capital projects, the LoM capital expenditure programmes generally include significant detail based on approved expenditure programmes (typically five years). Where warranted, SRK has made provision over and above these expenditures, specifically, for example, where no detail is available beyond this five-year period for additional infrastructure. On-going capital provisioning is discontinued two years prior to the projected closure dates.

Environmental costs have been included in the operating costs and are not quoted separately as they are confirmed as necessary contributions to the environmental fund. Over the LoM periods, however, it is likely that no significant expenditures will be incurred prior to cessation of operations. Consequently all closure costs are expended in the year of final production. Further, SRK considers that there will be potential opportunities to realise salvage values on closure, although owing to the indeterminate nature of estimating such values these have been excluded from the LoM projections included herein.

For certain Material Properties components of the total working costs are based either on revenues sourced from saleable products or equivalent components. In general these vary between 0% and 3% of the stated working costs. Consequently on the basis of materiality these have not been separately detailed in the TEPs and are referred to by means of a note to the relevant tables.

A separation benefit cost equal to 2% of the annual employment cost times the number of years in the LoM is included in the last year of the LoM.

### 12.1.2 Technical – Economic Parameters

The TEPs which have been provided to SRK for inclusion in the FMs for deriving cash flow projections, include:

- saleable products;
- operating cost profiles (representing the total working costs as previously defined); and
- capital expenditure profiles.

These are detailed in Table 12.2 to Table 12.5 for the Material Properties. All expenditures are stated in financial years and in 1 January 2006 money terms.

In accordance with their scope of work, SRK has been informed that there are no commodity hedging programmes currently in place at the Material Properties.

## 12.2 Iron Ore – Sishen Mine

**Table 12.2 Sishen Mine: Projected TEPs – Scenario I**

| From | To | Saleable Products | | | | | | Real Expenditures | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Lump (Mt) | DRS (Mt) | DR (Mt) | Fine (Mt) | Coarse Sinter (Mt) | Total Sales (Mt) | Cash Cost (ZARm) | Capex (ZARm) | Total (ZARm) |
| 2006 | 2006 | 14.7 | 1.2 | 1.7 | 8.4 | 3.0 | 29.0 | 2,708 | 1,718 | 4,426 |
| 2007 | 2007 | 15.9 | 1.2 | 1.7 | 9.2 | 3.0 | 31.0 | 2,897 | 2,117 | 5,015 |
| 2008 | 2008 | 20.2 | 1.2 | 1.7 | 12.1 | 3.0 | 38.2 | 3,434 | 505 | 3,939 |
| 2009 | 2009 | 20.8 | 1.2 | 1.7 | 12.4 | 3.0 | 39.0 | 3,492 | 358 | 3,849 |
| 2010 | 2010 | 20.8 | 1.1 | 1.7 | 12.4 | 3.0 | 39.0 | 3,446 | 822 | 4,269 |
| 2011 | 2015 | 106.4 | 5.8 | 8.6 | 63.8 | 15.0 | 199.6 | 18,368 | 3,185 | 21,553 |
| 2016 | 2020 | 112.7 | 5.8 | 8.6 | 68.0 | 15.0 | 210.0 | 19,316 | 1,374 | 20,690 |
| 2021 | 2025 | 98.5 | 5.2 | 7.8 | 59.2 | 13.5 | 184.2 | 16,783 | 903 | 17,686 |
| **Total** | | **410.0** | **22.4** | **33.6** | **245.5** | **58.5** | **770.0** | **70,445** | **10,982** | **81,427** |

**Table 12.3 Sishen Mine: Projected TEPs – Scenario II**

| From | To | Saleable Products | | | | | | Real Expenditures | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Lump (Mt) | DRS (Mt) | DR (Mt) | Fine (Mt) | Coarse Sinter (Mt) | Total Sales (Mt) | Cash Cost (ZARm) | Capex (ZARm) | Total (ZARm) |
| 2006 | 2006 | 14.7 | 1.2 | 1.7 | 8.4 | 3.0 | 29.0 | 2,708 | 1,718 | 4,426 |
| 2007 | 2007 | 15.9 | 1.2 | 1.7 | 9.2 | 3.0 | 31.0 | 2,897 | 2,117 | 5,015 |
| 2008 | 2008 | 20.2 | 1.2 | 1.7 | 12.1 | 3.0 | 38.2 | 3,434 | 505 | 3,939 |
| 2009 | 2009 | 20.8 | 1.2 | 1.7 | 12.4 | 3.0 | 39.0 | 3,492 | 358 | 3,849 |
| 2010 | 2010 | 20.8 | 1.1 | 1.7 | 12.4 | 3.0 | 39.0 | 3,446 | 822 | 4,269 |
| 2011 | 2015 | 106.4 | 5.8 | 8.6 | 63.8 | 15.0 | 199.6 | 18,368 | 3,185 | 21,553 |
| 2016 | 2020 | 112.7 | 5.8 | 8.6 | 68.0 | 15.0 | 210.0 | 19,316 | 1,374 | 20,690 |
| 2021 | 2025 | 109.4 | 5.8 | 8.6 | 65.8 | 15.0 | 204.6 | 18,534 | 903 | 19,437 |
| 2026 | 2029 | 38.9 | 1.7 | 2.6 | 23.8 | 4.4 | 71.4 | 5,209 | | 5,209 |
| **Total** | | **459.8** | **24.7** | **37.1** | **275.8** | **64.5** | **861.9** | **77,405** | **10,982** | **88,387** |

## 12.3 Iron Ore – Sishen South Project

**Table 12.4 Sishen South Project: Projected TEPs**

| From | To | Saleable Products | | | Real Expenditures | | |
|---|---|---|---|---|---|---|---|
| | | Lump (Mt) | Fine (Mt) | Total Sales (Mt) | Cash Cost (ZARm) | Capex (ZARm) | Total (ZARm) |
| 2006 | 2006 | | | | | 491 | 491 |
| 2007 | 2007 | 0.3 | 0.2 | 0.6 | 142 | 324 | 466 |
| 2008 | 2008 | 1.8 | 1.2 | 3.0 | 357 | 46 | 403 |
| 2009 | 2009 | 1.8 | 1.2 | 3.0 | 333 | 2 | 335 |
| 2010 | 2010 | 1.8 | 1.2 | 3.0 | 341 | | 341 |
| 2011 | 2015 | 9.0 | 6.0 | 15.0 | 1,701 | 99 | 1,800 |
| 2016 | 2020 | 9.0 | 6.0 | 15.0 | 1,702 | 85 | 1,787 |
| 2021 | 2025 | 9.2 | 5.8 | 15.0 | 1,687 | 101 | 1,787 |
| 2026 | 2030 | 6.3 | 3.9 | 10.2 | 1,133 | | 1,133 |
| **Total** | | **39.3** | **25.5** | **64.7** | **7,396** | **1,148** | **8,544** |

## 12.4 Iron Ore – Thabazimbi Mine

**Table 12.5 Thabazimbi Mine: Projected TEPs**

| From | To | Saleable Products | | | Real Expenditures | | |
|---|---|---|---|---|---|---|---|
| | | Lump (Mt) | Fine (Mt) | Total Sales (Mt) | Cash Cost (ZARm) | Capex (ZARm) | Total (ZARm) |
| 2006 | 2006 | 1.1 | 1.4 | 2.5 | 358 | 28 | 386 |
| 2007 | 2007 | 1.1 | 1.4 | 2.5 | 315 | 21 | 336 |
| 2008 | 2008 | 1.1 | 1.4 | 2.5 | 278 | 17 | 295 |
| 2009 | 2009 | 1.1 | 1.5 | 2.5 | 291 | 3 | 294 |
| 2010 | 2010 | 0.8 | 1.2 | 2.0 | 235 | | 235 |
| **Total** | | **5.2** | **6.9** | **12.1** | **1,477** | **69** | **1,546** |

## 12.5 Special Factors

### 12.5.1 General Risks and Opportunities

SRK has included its view on the achievement of the LoM plans and the appropriateness of the Mineral Reserve statements when presenting technical and financial data in this CPR. As of the Effective Date stated in this CPR, SRK considers these projections to be achievable. In all likelihood many of the identified risks and/or opportunities will have an impact on the cash flows as presented in Section 14, some positive and some negative. The impact of one or a combination of risks and opportunities occurring cannot be specifically quantified to present a meaningful assessment. SRK has however provided sensitivity tables for single and twin parameters. The sensitivity range covers the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure projections. In this way the General risks are, with the aid of sensitivity tables, adequately covered.

Where specific technical issues have arisen as part of the review process, SRK has given an indication of the likely impact on the resulting NPV's and other financial criteria accordingly, these specifically pertain to the Mineral Reserves associated with the three Operating Options and the Equity Value resulting from application of the various scenarios as discussed in Section 1 of this CPR.

The Material Properties are subject to certain inherent risks associated with mining operations, which apply to some degree to all participants of the industry. These include:

- **Commodity Price Fluctuations:** Changes in the market price for commodities which may be influenced, *inter alia*, by market supply and demand;
- **Exchange Rate Fluctuations:** Specifically related to the relative strength of the USD, the currency in which commodity prices are generally quoted;
- **Inflation Rate Fluctuations:** Specifically related to the macro-economic policies of the individual countries.
- **Country Risk:** Specific country risk including political and economic stability in the longer term as indicated by the International Country Risk Grade ("ICRG");

- **Legislative Risk:** Specifically changes to future legislation (tenure, mining activity, labour, health and safety and environmental) within South Africa;
- **Exploration Risk:** Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;
- **Environmental Liability Risk:** The inability of the Material Properties to fund the balance of their environmental liabilities from estimated operating cash flows, should operations cease prior to that stated in the LoM. This would result in an outstanding liability since the estimated rehabilitation expenditure exceeds the amounts available in the respective rehabilitation trust funds as at 1 January 2006. As at 1 January 2006 the total outstanding liability remaining to be funded is estimated at ZAR220m;
- **Occupational Health Risk:** The medium- and longer-term impact of the HIV/AIDS pandemic given the high rate of infection in South Africa (30%);
- **Mining Risks:** Specifically Ore Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated ground water conditions, human resource management, and safety performance;
- **Project Risks:** Specifically technical risks associated with projects for which Feasibility Studies have been completed but for which construction, development and production has not commenced; and
- **Inferred Mineral Resources in LoM Plan:** The risk associated with inclusion of Inferred Mineral Resources in the LoM Plans.

In addition to those stated above, the Material Properties are subject to certain specific risks and opportunities, which independently may not be classified to have material impact (i.e. likely to affect more than 10% of the Material Properties' annual pre-tax profits), but in combination may do so.

#### 12.5.2 Operational Specific Risks and Opportunities

In addition to those stated above, the Material Properties are subject to certain specific risks and opportunities, which independently may not be have a material impact (i.e. likely to affect more than 5% of the Material Properties annual pre-tax profits), but in combination may do so.

The following **operational specific risks** have been identified:

- A degree of risk associated with the non-achievement of production targets as compared to historical performance. Broadly the impact of non-achievement can be assessed by consideration of the valuation sensitivity tables as presented in Section 14. In this instance SRK consider that the –10% reduction in revenue (production) and the +5% increase in operating expenditures reflects this risk;
- A degree of risk associated with the assumption that mining costs as incurred at the South African assets during 2005 are not reliable as a base for forward projection. SRK has used the costs achieved during 2005 as the base for forward projection. In this regard SRK consider that the +10% on cost sensitivity best reflects this situation; and
- The risk for Sishen South Project and the SEP project that Transnet may not meet the additional capacity requirements on the Sishen – Saldanha railway line. Should the additional capacity not materialise this may result in reduced sales.

The following **operational specific opportunities** have been identified:

- The potential to increase iron ore exports should the capacity of the Sishen – Saldanha line be expanded;
- The potential to increase iron ore resources by 2.9 billion tonnes by including SEP <60%Fe material and iron ore reserves by 1.0 billion tonnes by re-optimising pits to include SEP material <60%Fe;
- The potential to increase iron ore resources and reserves by completing pre-feasibility and feasibility studies on Phoenix Project (+60Mt) and Sishen South Phase II (+103Mt); and
- The potential to reduce operating expenditure by considering synergies between Sishen Mine and Sishen South Project and the potential to reduce capital expenditure by maximising synergy between Sishen South Project and SEP infrastructure.

## 13. MACRO-ECONOMICS AND COMMODITY PRICES

### 13.1 Introduction

This section includes discussion and comment on the commodity market analyses for Iron Ore. Specifically, comments are given on the macro-economic environment, commodity supply and demand and long-term price projections.

## 13.2 Macro-economic Environment

### 13.2.1 Short-term Outlook – twelve months

Following on strong world GDP growth of 4% in 2004, economic expansion proved to be remarkably resilient in 2005, growing at about 3.5%. This, despite record-high oil prices and the impact of major natural disasters, such as the December 2004 Asian tsunamis and some of the worst hurricanes on record in the USA during the second half of the year.

The USA and China remained the engines of growth of the world economy, but global growth has broadened significantly since the middle of 2005, with, for example, economic expansion increasing in Japan and Europe due to greater domestic demand strength. Despite significant monetary tightening by some of the major central banks, global monetary conditions remained accommodative, with relatively low real interest rates.

Given the broader base of economic expansion, together with the fact that the pace of growth in the USA and China is expected to decline only moderately, above-trend global economic growth of some 3.4% can again be expected in 2006. Leading economic indicators and surveys of purchasing managers from around the world confirm the view that the global growth momentum will continue in 2006.

Economic expansion in the USA is expected to remain solid in 2006, at about 3.3%, compared to the 3.5% of 2005. Growth in Europe is forecast to be higher in 2006 than in 2005, accelerating from some 1.4% to about 1.9% in the Eurozone. Expectations of economic growth in Japan are similar to those for the Eurozone. In China, the strong growth experienced during the last few years is expected to continue in 2006.

Although the value of the dollar strengthened against the Euro in 2005, based on a rising interest rate differential in favour of US assets, it is expected to weaken again in 2006 due to the anticipated increasing USA fiscal deficit and trade gap. Oil prices are expected to decline only slowly and to remain well above real long-term historical averages, primarily due to robust demand from China.

The major risks to the global economy remain high oil prices, the world economy's overdependence on American household spending and the continued reliance of the USA on massive foreign inflows to finance its twin deficits.

### 13.2.2 The Role of China

The industrialisation and urbanisation of China is fuelling an extremely rapid pace of economic growth. In 2005 China's GDP rose by 9.9%, marginally lower than the growth of 10.1% recorded in 2004. The rise in industrial production was even more pronounced, increasing by 16.2% in 2005. This explosive growth is causing considerable strain on China's infrastructure and has raised concerns surrounding its sustainability. To this end the Chinese Government embarked on a series of measures in 2004 and 2005 designed to slow economic growth to a more manageable pace. These measures primarily focused on limiting investment in fixed assets, notably in the property market and in the steel, cement and aluminium sectors.

The moves to slow China's booming economy have been successful in part. Nevertheless, GDP, industrial production and fixed asset investment growth remain at elevated levels, with GDP growth above 9% again being forecast for 2006. A major platform for the high investment rate is the fact that China has the capacity to build industrial plants at capital cost estimated to be 30% – 40% lower than western counterparts.

Looking forward, China's role in the global economy will become increasingly important. The industrialisation and urbanisation of the country will continue at a rapid pace and its export-led growth will be increasingly supplemented with that stemming from consumption by the burgeoning middle-class in the country's coastal provinces. However, it will also have a negative impact. The attractive low-cost environment provided by China will cause the replacement of considerable amounts of manufacturing capacity in the mature economies and elsewhere in the developing world.

Consumption in China is an increasingly important driver of many commodity markets, fueled by strong materials intensive growth over the last decade or more. In 2004, its share of world market demand for individual commodities such as steel was 27%, iron ore 32%, zinc 23% and copper 20%. Due to the fact that the country is deficient in local resources of many of the commodities which it consumes, it is a major importer of raw materials, to such an extent that demand from China played a major role in the skyrocketing of global dry bulk freight rates in 2003 and 2004.

The dependence of China on imported raw materials has resulted in the Government encouraging large Chinese companies to invest in foreign resource concerns in order to secure a steady supply of natural resources.

The intensity of use of metals and minerals in China lags far behind those of the developed economies of the world and, especially, those of the newly industrialised economies, such as Korea and Taiwan. It is, therefore, possible that strong growth in commodity consumption could continue in the medium to long term. However, it is widely expected that, over time, the commodity intensity of China's GDP will fall. Nevertheless, even a halving of consumption growth from rates of more than 20% p.a. would still leave a healthy, and more sustainable, rate of expansion in commodity demand.

### 13.2.3 Long-term Outlook – ten years

In the longer term, the developed economies of North America, Europe and Asia will remain important consumers of commodities. Economic and commodity demand growth in these countries will, however, be limited by structural problems in their economies and to the relocation of manufacturing industries to China and other developing countries.

In contrast, it is expected that China and other developing economies will play a similar role to that which the USA and Japan did from the early 1930s to the late 1970s in terms of rapid commodity-intensive economic growth, which led to increasing real commodity prices during this period. This was followed by a period of declining real prices from the early 1980s, initiated by the oil price shocks of the 1970s. Obviously, persistently high energy prices could again put a brake on economic expansion, world-wide.

Due to the impact of China on raw materials demand, analysts generally expect average real commodity prices to be higher during the next 10 years than those prevailing during the last 10 years. However, the current extremely high prices of, especially, bulk commodities are not expected to be sustainable.

## 13.3 Iron Ore Market Analysis

### 13.3.1 Introduction

The iron ore sector is a global industry with 2004 revenues of over USD34 billion, of which USD17 billion derived from the seaborne market. Australia and Brazil are the key suppliers of seaborne iron ore; Asian (in developed Asia and China) and European steel producers are the major customers.

In the production of steel, scrap metal is the only substitute for iron ore. Most of the iron ore is used in blast furnaces (sintered, or as pellets/lump) using coke as primary reductant, but alternative reduction routes (direct reduction or even smelting reduction) are gaining importance.

Economic development and population growth drive steel demand and thus demand for its raw materials. Scrap availability and technology choices determine the final demand for the various iron ore products. Demand for seaborne ore tends to grow at a faster rate than total ore demand, due to quality and availability issues of local ores, particularly in China.

In the last decade, the industry consolidation in the seaborne iron ore market has increased significantly. As a result, real prices have been constant, as opposed to average real annual price declines of 2% – 3% during most of the 1980s and early 1990s.

### 13.3.2 Iron Ore Demand Analysis

***Demand for Steel***: Steady growth of steel demand is expected until 2025. Critical assumptions are:

- No major "world-wide" crisis that would either destabilise the economy of the developed regions or induce a 'hard landing' for the Chinese economy.
- The Chinese economy continuing to grow (but slower than currently) at a healthy rate until 2008 – 2010. Post-2010 growth rates in the 4% – 6% range were assumed, similar to those observed in Japan, after its phase of rapid economic expansion. The urbanisation rate in China of 1% p.a. is foreseen to be sustained for the next 20 – 25 years.
- Relatively slow economic growth in the developed world is anticipated, with negative implications for steel consumption, due to delocation of manufacturing capacities to emerging markets.
- No immediate 'boom' of the Indian economy is expected, but a rather moderate short- and medium-term growth path, only taking off beyond 2015.
- Continued moderate growth in CIS and South America, not assuming any major setbacks in these regions, was assumed.

***Demand for Iron Ore***: The iron ore market is expected to remain attractive in the next two decades, based on positive underlying fundamentals. These include steady growth of iron ore demand at least up to 2020 (about 30% increase from today's levels), particularly in the seaborne market (growth of more than 45%). China will represent close to 50% of total iron ore demand in 2025 (up from 31% in 2004). In 2004, China accounted for 34% of the 600Mt seaborne demand. Eventually, the market becomes predominantly Chinese, representing close to 80% of total seaborne demand of 880Mt.

One of the key factors boosting the iron ore market is a developing scrap shortage. The ratio of scrap to finished steel has reduced over the last years to a low of 46% versus historical levels of 50% – 55%. These lower levels should prevail until 2015 – 2020. This long period of relative scrap shortage will help to fuel an iron ore boom. As of 2015 – 2020, more scrap is expected to become available again which will limit further iron ore growth.

### 13.3.3 Iron Ore Supply Analysis

What had been mostly the terrain of relatively cheap brownfields expansion for two decades, now demands significant greenfields expansions. This capacity expansion is expected to be led by the three largest producers (CVRD, Rio Tinto and BHP-Billiton), who will continue to use the modularity and flexibility of their production systems to avoid overcapacity coming in and putting undue pressure on prices. The largest producers are also uniquely involved in price setting and have long-term volume contracts with major customers, creating entry barriers for Exxaromers.

The combined (controlled or influenced) market share of the three dominant producers is projected at approximately 75% to 2025; today they also control over 80% of the relevant port capacity, as well as 6 out of 7 major railway systems. The CIS is also expected to play a major role in the supply of iron ore/metallics. As far as iron ore exports are concerned, the CIS is expected to focus only on pellets for the European market. In order to fully capture this market, and at the same time satisfy growing local demand (CIS steel consumption and steel exports), CIS will need to increase iron ore production by 30 – 50Mt between 2004 and 2025, without increasing its deep-sea exports.

India could increase iron ore production in the medium term from 135Mt in 2004 to around 160Mt in 2010. As a result, seaborne exports will increase to 80 million tons in 2010 (up from 65 million tons in 2004). Beyond 2010, seaborne exports are expected to strongly decrease, as the Indian Government wants to preserve iron ore to the maximum for the domestic steel industry, serving local and export demand. This decline could come even earlier if the Government starts enforcing environmental and other mining-related legislation.

The current high iron ore prices might lead to short-term increases in Chinese domestic iron ore production (and hence reduce Chinese seaborne demand). In the longer run, a decline in domestic ore production is projected. China will become more and more dependent on seaborne iron ore due to the increase in iron ore needs on one hand and limited economically viable domestic reserves on the other hand. As a result, overall share of domestic ore over total ore consumption in China is expected to drop from about 50% in 2004 to some 20% in 2025.

Increasing vertical integration by major steel makers (e.g. Mittal), leading to somewhat reduced seaborne demand, is forecast in the longer term.

### 13.3.4 Iron Ore Supply and Demand Balance

The currently announced and fully committed expansion plans should be sufficient to satisfy the expected increase in demand up to 2010 – 2012. Longer term, there is a need for new greenfields iron ore systems. From a logistics, operational cost and quality point of view, projects in Australia, Brazil and Africa (both South and West) are most likely. None of these "second expansion wave" projects are likely to be realised before 2012, due to infrastructure limitations or geo-political risks.

### 13.3.5 Iron Ore Price Forecasts

In the 1960s and early 1970s, under the impetus of materials-intensive Japanese economic expansion, iron ore prices increased well above inflation rates, as new capacities were required to satisfy Japanese iron ore demand. Most likely, a similar scenario will develop, now driven by Chinese demand.

Historically, iron ore price levels correspond to 'incentive pricing' levels with regard to industry cost curves, allowing existing players to earn attractive returns on brownfield expansion projects. Given the highly consolidated nature of the market, the history of incentive-based pricing, and the need for over 350 million tons new capacity, it is anticipated that incentive-based pricing will persist for the foreseeable future.

Recently, both spot and contract prices have 'detached' from the cost curves, which is considered a short-term anomaly. Current high price levels, driven by short-term supply constraints, should be short lived (1 – 2 years) and should come down in the near term to more economic price levels, to avoid overcapacity build-up. The full greenfield cost of new potential iron ore systems (e.g. West Africa and Australia) has increased recently due to the current commodity price boom and the consequent equipment and skill shortages (at least for the short and medium term).

Given the need for significant greenfield capacity additions in the medium term, it is expected that greenfield incentive pricing (at full cost) will prevail until at least 2015, resulting in medium term price levels of USc40-42/dmtu for Hammersley fines, FOB Australia. In the longer term, i.e. 2020 – 2025, a brownfield incentive pricing logic – where prices are set at levels to allow for new pits to be opened within existing mining systems – is considered appropriate. This translates into an USc34-37/dmtu long-term price band for Hammersley fines.

These price forecasts are made based on the assumption that the large producers will cede volume to new entrants to avoid overcapacity in the market, rather than defend market share through price adjustments.

Value-in-use considerations of lump versus fines are used to calculate lump premiums. The use of lump results in higher coke consumption than what is required for pellets and sinter, but saves agglomeration costs. In the longer term (i.e. beyond 2010), with assumed coke prices of USD145 – 175per ton, this results in an USc6 – 9/dmtu lump premium. In view of the relative shortage of supply of quality lump, the high end of this range, i.e. USc9/dmtu, is used, in line with historical lump premiums.

## 13.4 Base Case Commodity Projections

### Table 13.1 Base-case Spot Contract Price Projections for Iron Ore[1],[2] – (2006 – 2025)

| | Unit | 2006<br>1 | 2007<br>2 | 2008<br>3 | 2009<br>4 | 2010<br>5 | 2011<br>6 | 2012<br>7 | 2013<br>8 | 2014<br>9 | 2015<br>10 | 2016<br>11 | 2017<br>12 | 2018<br>13 | 2019<br>14 | 2020<br>15 | 2021<br>16 | 2022<br>17 | 2023<br>18 | 2024<br>19 | 2025<br>20 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Lump (Australia – Japan) | (USc/dmtu[3]) | 88.4 | 77.8 | 60.9 | 50.0 | 50.0 | 50.0 | 50.0 | 50.0 | 50.0 | 50.0 | 48.9 | 47.8 | 46.7 | 45.6 | 44.5 | 44.5 | 44.5 | 44.5 | 44.5 | 44.5 |
| Fine (Australia – Japan) | (USc/dmtu[3]) | 69.3 | 61.0 | 47.7 | 41.0 | 41.0 | 41.0 | 41.0 | 41.0 | 41.0 | 41.0 | 39.9 | 38.8 | 37.7 | 36.6 | 35.5 | 35.5 | 35.5 | 35.5 | 35.5 | 35.5 |
| Fine Premium | (USc/dmtu[3]) | 19.1 | 16.9 | 13.2 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 | 9.0 |

(1) All commodity prices are quoted at the closing period of 31 December (Real 2005 $ prices).

(2) *Sources:* Industry estimates.

(3) US cents per dry metric tonne unit.

## 14. MINING ASSETS VALUATION

### 14.1 Introduction

The following section presents discussion and comment on the valuation of the Material Properties. Specifically, comment is included on the methodology used to generate the FMs and to establish the Equity Values for the Company as presented in Section 15 of this CPR for the two valuation Scenarios and Operating Options.

In complying with Section 12.14 of the Listings Requirements, specifically the non-technical requirements of 12.14(b), SRK has relied upon Kumba Iron Ore for certain inputs to the FMs. These inputs (discussed in Section 1.0 of this CPR) are duly acknowledged by SRK. Further in reproducing the results of the FMs in this CPR, SRK provides assurances to the Directors of Kumba Iron Ore, that the technical-economic inputs: Listings Requirements Sections 12.14(b) (i, ii, iii, v, vi and vii) including operating expenditures, capital expenditure and saleable product profiles of the Material Properties, as provided and reviewed and modified where appropriate by SRK, are accurately incorporated into the FMs. SRK also duly acknowledge Kumba Iron Ore's opinion that the remaining inputs to the FMs required in compliance with the Listings Requirements: Sections 12.14(b) (iv, vii, ix, xi, xii, xiii, xiv, xv, xvi, xvii and xviii); are accurately reflected in the FMs.

### 14.2 Limitations and Reliance on Information

#### 14.2.1 Limitations

Kumba Resources has agreed that, to the extent permitted by law, they will indemnify SRK and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this CPR. This indemnity will not apply in respect of any gross negligence, wilful misconduct or breach of law. Kumba Iron Ore have also agreed to indemnify SRK and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding initiated by any person except where SRK or its employees and officers are found liable for, or guilty of, gross negligence, wilful misconduct in which case SRK shall bear such costs.

The Company has confirmed in writing to SRK that to its knowledge the information provided by it was complete and not incorrect, misleading or irrelevant in any material aspect. SRK has no reason to believe that any material facts have been withheld and Kumba Iron Ore has confirmed in writing that it believes it has provided all material information.

The achievability of LoM Plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by Kumba Iron Ore's management and adjusted where appropriate by SRK and cannot be assured; they are necessarily based on economic assumptions, many of which are beyond the control of management. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

#### 14.2.2 Reliance on Information

SRK believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinions presented in the CPR. The preparation of a CPR is a complex process and should not be subjected to partial analysis or summary.

SRK's Equity Value for Kumba Iron Ore is effective at 1 January 2006 and is based on information provided by Kumba Iron Ore throughout the course of SRK's investigations which, in turn, reflect various technical – economic conditions prevailing at the date of this CPR. In particular, the Equity Value is based on expectations regarding commodity prices and exchange rates prevailing at the date of this CPR. These and the underlying TEPs can change significantly over relatively short periods of time. Should these change materially the Equity Value could be materially different in these changed circumstances. Further, SRK has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this CPR or to review, revise or update the CPR or opinion.

### 14.3 Valuation Methodology

The valuation methodology for arriving at the Equity Value of Kumba Iron Ore is based on the sum of the parts approach comprising the following:

- The Enterprise Value defined as the sum of the NPVs of Material Properties reflected therein;
- The value of Mineral Rights, Exploration Properties and non-LoM Mineral Resources; and
- Valuation Adjustments.

The sum of the Enterprise Values and the value of Mineral rights, Exploration Properties and non-LoM Mineral Resources is defined as the NAV of the Material Properties. The sum of the NAV of the Material Properties and the valuation adjustments is defined as the Equity Value of the Company.

## 14.4 Enterprise Value – Basis of Valuation

The Enterprise Values are based on the application of Discounted Cash Flow ("DCF") techniques to the post-tax pre-finance cash flows represented by the FMs as developed for each Material Property. The FMs are based on the various LoM Plans, including the TEPs (Section 12).

- In generating the FMs and deriving the Enterprise Values, SRK specifically, has incorporated the macro-economic forecasts as reflected in Table 1.2 and Table 1.3;
- Incorporated the commodity price forecasts as reflected in Section 13;
- Determined WACCs which reflect the countries in which the Material Properties are located and the currency of the FMs (Table 14.1);
- The discount rate used for projects is 16.2% (nominal), which includes a risk premium of 3.95% to reflect the higher risk associated with these projects;
- Relied upon Kumba Iron Ore for all accounting inputs as required for the generation of the FMs in respect of Taxation (Table 14.2);
- Relied upon Kumba Iron Ore to the extent that for all accounting inputs as required for the generation of the FMs *in respect* of the Net Movement in Working Capital (Table 14.3 and Table 14.4);
- Incorporated the royalty calculations as indicated in Table 12.1;
- Relied upon Kumba Iron Ore that the calculation of nominal cash flows is in accordance with the fiscal regime within which the Material Properties operate;
- Reported Enterprise Values for the Material Properties as at 1 January 2006 which are based on a DCF valuation of the post-tax pre-finance cash flows resulting form the FMs;
- Performed sensitivity analyses to ascertain the impact of discount factors, commodity prices, total working costs and capital expenditures;
- Excluded the impact of salvage value on cessation of mining operations; and
- Excluded the impact of Secondary Taxation on Companies for the South African Assets.

**Table 14.1 WACC Calculations for Kumba Resources**

| Parameter | Units | South African Assets |
|---|---|---|
| **Assumptions** | | |
| Average tax rate | (%) | 29.00% |
| Inflation rate – long term | (%) | 5.00% |
| Debt as percentage of capital | (%) | 30.00% |
| **Cost of Debt** | | |
| Pre-tax cost of debt – long term | (%) | 10.00% |
| *Less:* Tax shield | (%) | –2.90% |
| After-tax cost of debt | (%) | **7.10%** |
| **Cost of Equity** | | |
| Risk-free rate | (%) | 7.70% |
| Beta-weighted market risk premium | | |
| – Equity market risk premium | (%) | 5.00% |
| – Beta | | 1.35 |
| **Cost of equity** | (%) | **14.45%** |
| **Weighted Average Cost of Capital** | | |
| Debt (30.00%) | (%) | 2.13% |
| Equity (70.00%) | (%) | 10.12% |
| **WACC (Nominal)** | (%) | **12.25%** |
| **WACC (Nominal) – Including Risk Premium** | (%) | **16.20%** |

**Table 14.2 Taxation Input Parameters as at 1 January 2006**

| Material Property | Assessed Loss (ZARm) | Unredeemed Capex (ZARm) | Corporate Taxation (%) |
|---|---|---|---|
| Sishen Mine | | | 29 |
| Thabazimbi Mine | | | 29 |

**Table 14.3 Working Capital Input Parameters as at 1 January 2006: Opening Balances**

| Material Property | Units | Debtors | Creditors | Stores |
|---|---|---|---|---|
| Sishen Mine | (ZARm) | 931.8 | (353.0) | 407.8 |
| Thabazimbi Mine[1] | (ZARm) | 69.3 | (552.0) | 103.0 |

(1) Working capital number includes the Mittal Steel loan account.

**Table 14.4 Working Capital Input Parameters as at 1 January 2006: Days**

| Material Property | Units | Debtors | Creditors | Stores |
|---|---|---|---|---|
| Sishen Mine | (days) | 45 | 30 | 30 |
| Thabazimbi Mine | (days) | 30 | 45 | 60 |

## 14.5 Analysis of Operating Costs

Details on how the operating costs used in the FMs were derived is provided for the operating Material Properties in this section.

### 14.5.1 Iron Ore – Sishen Mine

The operating costs used in the FMs in Table 14.5 to Table 14.8 are based on the 2006 operating cost budget developed by Sishen Iron Ore during 2005. For each of the principal activities a number of cost elements are separated in terms of a fixed cost element and variable cost element. These fixed and variable cost elements are used to generate the forecast costs used in the FMs according to the tonnage hauled profile. The tonnage hauled profile includes ore and waste mining and stockpile re-handling. SRK has reviewed these costs and the calculations and incorporated a similar methodology in the FMs presented as part of this CPR. Due to the 2006 basis of the cost estimation and current elevated levels of certain consumables, notably diesel prices, these costs are considered to be conservatively estimated. SRK has made adjustments to the operating expenditures to reflect the following aspects:

- Adjusted the mining costs to account for the likely increase in costs associated with an increasing pit depth over the LoM Plan. The pit is scheduled to increase from some 80m below surface currently to some 430m according to the results of the mine design. SRK understand that Sishen is investigating improvements that would lead to lower costs than that assumed by SRK in the FMs. The projects and improvements currently considered include back-filling of exhausted open-pit areas, an increase in fleet size, and other mining methodologies for ore and waste transport;
- Excluded certain general and administrative items of a once-off or project nature in the cost forecasts;
- Included a provision for closure cost based on the difference between the estimated final closure cost and the balance of the environmental Trust Fund;
- Included a provision for the likely terminal benefits to employees at the end of the LoM; and
- Included a small adjustment to reflect an increase in various tailings management actions recommended by SRK in this CPR.

### 14.5.2 Iron Ore – Sishen South Project

The operating costs used in the FMs in Table 14.9 and Table 14.10 are based on the operating costs developed by Kumba Resources as presented in the June 2005 Feasibility Study document. The costs have generally been derived according to a zero-based estimation and have taken cognisance of the production profile and the likely physical changes in the operating parameters over the full period of the LoM Plan. SRK has reviewed these costs and the calculations and incorporated a similar methodology in the FMs presented as part of this CPR. SRK has not made any modification to the direct costs used in the FMs but has, however, made adjustments to the operating expenditures to reflect the following indirect costs:

- Included a provision for closure cost based on the difference between the estimated final closure cost and the balance of the environmental Trust Fund; and
- Included a provision for the likely terminal benefits to employees at the end of the LoM.

### 14.5.3 Iron Ore – Thabazimbi Mine

The operating costs used in the FM in Table 14.11 is based on the 2006 operating cost budget developed by Kumba Resources during 2005. For each of the principal activities a number of cost elements are separated in terms of a fixed cost element and variable cost element. These fixed and variable cost elements are used to generate the forecasted costs used in the FMs according to the tonnage profile. SRK has reviewed these costs and the calculations and incorporated a similar methodology in the FMs presented as part of this CPR. SRK has however made certain adjustments to the operating expenditures to reflect the following aspects:

- Increased the operating costs for certain tailings management aspects by ZAR8.3 million over the LoM Plan;
- Included a provision for closure cost based on the difference between the estimated final closure cost and the balance of the environmental Trust Fund. SRK has increased environmental costs associated for closure by some ZAR22 million to that of the Kumba environmental costs; and
- Included a provision for the likely terminal benefits to employees at the end of the LoM.

## 14.6 Enterprise Values: Post-Tax – Pre-Finance Cash Flows

Table 14.5 to Table 14.11 inclusive, present the post-tax pre-finance nominal cash flows for the Material Properties.

Note that these tables are not financial statements (Income Statements; Cash Flow Statements and Balance Sheet Statements) as may be customary for determining the consolidated cash flow positions for companies. Further, no account is taken of movements in working capital at the Company level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such financial statements. The Material Properties valuations are derived from reported cash flows commencing 1 January 2006.

## Table 14.5 Sishen Mine: FM in ZAR Nominal Terms (2006 to 2018) – Scenario I

| STATISTIC | F. Year | Units | Totals | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **Project Year** | | **LoM** | **1** | **2** | **3** | **4** | **5** | **6** | **7** | **8** | **9** | **10** | **11** | **12** | **13** |
| **Production** | Main Plant Headfeed | **(Mt)** | **680** | 33.5 | 34.1 | 34.2 | 34.5 | 34.3 | 35.9 | 35.9 | 36.1 | 34.7 | 33.9 | 33.8 | 34.0 | 33.9 |
| | SEP Headfeed | **(Mt)** | **341** | | 3.4 | 15.3 | 16.7 | 16.7 | 16.7 | 16.7 | 16.7 | 19.2 | 21.7 | 21.7 | 21.7 | 21.7 |
| | Total Headfeed | **(Mt)** | **1,021** | 33.5 | 37.5 | 49.5 | 51.2 | 51.1 | 52.6 | 52.6 | 52.8 | 53.9 | 55.6 | 55.5 | 55.6 | 55.6 |
| **Sales Volumes** | | | | | | | | | | | | | | | | |
| | **Main Plant** | **(Mt)** | **566** | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 |
| | – Lump | **(Mt)** | **287** | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 |
| | – DR | **(Mt)** | **34** | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 |
| | – DRS | **(Mt)** | **22** | 1.2 | 1.2 | 1.2 | 1.2 | 1.1 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 |
| | – CS | **(Mt)** | **59** | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 |
| | – Fine | **(Mt)** | **164** | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 |
| | **SEP Plant** | **(Mt)** | **204** | | 2.0 | 9.2 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 11.5 | 13.0 | 13.0 | 13.0 | 13.0 |
| | – Lump | **(Mt)** | **123** | | 1.2 | 5.5 | 6.0 | 6.0 | 6.0 | 6.0 | 6.0 | 6.9 | 7.8 | 7.8 | 7.8 | 7.8 |
| | – Fine | **(Mt)** | **82** | | 0.8 | 3.7 | 4.0 | 4.0 | 4.0 | 4.0 | 4.0 | 4.6 | 5.2 | 5.2 | 5.2 | 5.2 |
| | **Total Sales** | **(Mt)** | **770** | 29.0 | 31.0 | 38.2 | 39.0 | 39.0 | 39.0 | 39.0 | 39.0 | 40.5 | 42.0 | 42.0 | 42.0 | 42.0 |
| **Financial – Nominal** | | | | | | | | | | | | | | | | |
| | **Turnover** | **(ZARm)** | **228,700** | **7,157** | **7,781** | **8,245** | **8,045** | **8,842** | **9,310** | **9,795** | **10,300** | **11,234** | **12,239** | **12,625** | **12,945** | **13,268** |
| | **Total Working Costs** | **(ZARm)** | **(116,565)** | **(2,708)** | **(3,042)** | **(3,786)** | **(4,042)** | **(4,189)** | **(4,486)** | **(4,774)** | **(5,099)** | **(5,589)** | **(6,026)** | **(6,295)** | **(6,609)** | **(6,943)** |
| | Distribution Costs[1] | **(ZARm)** | **(45,566)** | (955) | (1,117) | (1,613) | (1,641) | (1,658) | (1,743) | (1,830) | (1,922) | (2,138) | (2,352) | (2,469) | (2,593) | (2,722) |
| | Mining and Beneficiation Costs | **(ZARm)** | **(68,233)** | (1,803) | (1,946) | (2,127) | (2,292) | (2,411) | (2,633) | (2,823) | (3,047) | (3,288) | (3,488) | (3,648) | (3,839) | (4,042) |
| | Royalties | **(ZARm)** | **(3,273)** | | | | (128) | (144) | (151) | (159) | (168) | (182) | (198) | (203) | (207) | (211) |
| | Inventory Adjustment | **(ZARm)** | **507** | 50 | 21 | (45) | 19 | 24 | 42 | 39 | 37 | 18 | 11 | 25 | 29 | 32 |
| | Operating Profit | **(ZARm)** | **112,136** | 4,449 | 4,739 | 4,459 | 4,003 | 4,654 | 4,824 | 5,021 | 5,201 | 5,645 | 6,213 | 6,330 | 6,336 | 6,325 |
| | Capital Expenditure | **(ZARm)** | **(14,696)** | (1,718) | (2,223) | (556) | (414) | (999) | (1,346) | (1,450) | (650) | (469) | (417) | (433) | (377) | (467) |
| | Net Change in Working Capital | **(ZARm)** | **176** | 217 | (69) | 175 | (70) | (119) | (100) | (74) | (2) | (32) | (32) | (48) | (47) | (64) |
| | Tax Liability | **(ZARm)** | **(28,212)** | (746) | (730) | (1,132) | (1,041) | (1,060) | (1,009) | (1,036) | (1,320) | (1,501) | (1,681) | (1,710) | (1,728) | (1,699) |
| **Scenario I** | | | | | | | | | | | | | | | | |
| | **Final Net Free Cash** | (ZARm) | 69,403 | **2,202** | **1,717** | **2,946** | **2,478** | **2,475** | **2,369** | **2,461** | **3,230** | **3,643** | **4,084** | **4,140** | **4,184** | **4,095** |
| | **Final Net Free Cash – Real** | (ZARm) | 42,523 | **2,202** | **1,635** | **2,672** | **2,140** | **2,036** | **1,856** | **1,837** | **2,295** | **2,465** | **2,632** | **2,541** | **2,446** | **2,280** |

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

**Table 14.6 Sishen Mine: FM in ZAR Nominal Terms (2019 to 2025) – Scenario I**

| STATISTIC | F. Year | Units | Totals | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Project Year | | LoM | 14 | 15 | 16 | 17 | 18 | 19 | 20 |
| **Production** | Main Plant Headfeed | (Mt) | **680** | 33.6 | 37.2 | 35.6 | 35.5 | 34.5 | 36.2 | 18.6 |
| | SEP Headfeed | (Mt) | **341** | 21.7 | 21.7 | 21.7 | 21.4 | 18.6 | 17.9 | 9.9 |
| | Total Headfeed | (Mt) | **1,021** | 55.2 | 58.9 | 57.2 | 56.9 | 53.1 | 54.1 | 28.5 |
| **Sales Volumes** | | | | | | | | | | |
| | **Main Plant** | (Mt) | **566** | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 14.6 |
| | – Lump | (Mt) | **287** | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 7.4 |
| | – DR | (Mt) | **34** | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 0.9 |
| | – DRS | (Mt) | **22** | 1.2 | 1.2 | 1.2 | 1.2 | 1.1 | 1.2 | 0.6 |
| | – CS | (Mt) | **59** | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 1.5 |
| | – Fine | (Mt) | **164** | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 4.2 |
| | **SEP Plant** | (Mt) | **204** | 13.0 | 13.0 | 13.0 | 12.8 | 11.2 | 10.7 | 5.8 |
| | – Lump | (Mt) | **123** | 7.8 | 7.8 | 7.8 | 7.7 | 6.7 | 6.4 | 3.5 |
| | – Fine | (Mt) | **82** | 5.2 | 5.2 | 5.2 | 5.1 | 4.5 | 4.3 | 2.3 |
| | **Total Sales** | (Mt) | **770** | 42.0 | 42.0 | 42.0 | 41.8 | 40.2 | 39.7 | 20.4 |
| **Financial – Nominal** | | | | | | | | | | |
| | **Turnover** | (ZARm) | **228,700** | **13,588** | **13,917** | **14,527** | **15,182** | **15,316** | **15,869** | **8,514** |
| | **Total Working Costs** | (ZARm) | **(116,565)** | **(7,268)** | **(7,656)** | **(8,037)** | **(8,361)** | **(8,501)** | **(8,729)** | **(4,424)** |
| | Distribution Costs[1] | (ZARm) | **(45,566)** | (2,858) | (3,001) | (3,151) | (3,291) | (3,281) | (3,383) | (1,847) |
| | Mining and Beneficiation Costs | (ZARm) | **(68,233)** | (4,227) | (4,478) | (4,699) | (4,867) | (5,045) | (5,119) | (2,411) |
| | Royalties | (ZARm) | **(3,273)** | (215) | (218) | (228) | (238) | (241) | (250) | (133) |
| | Inventory Adjustment | (ZARm) | **507** | 32 | 41 | 41 | 35 | 66 | 23 | (33) |
| | Operating Profit | (ZARm) | **112,136** | 6,321 | 6,261 | 6,490 | 6,821 | 6,815 | 7,140 | 4,090 |
| | Capital Expenditure | (ZARm) | **(14,696)** | (605) | (608) | (804) | (582) | (469) | (107) | |
| | Net Change in Working Capital | (ZARm) | **176** | (66) | (71) | (88) | (44) | (89) | (12) | 811 |
| | Tax Liability | (ZARm) | **(28,212)** | (1,657) | (1,639) | (1,649) | (1,809) | (1,840) | (2,040) | (1,186) |
| **Scenario I** | | | | | | | | | | |
| | **Final Net Free Cash** | (ZARm) | **69,403** | **3,992** | **3,943** | **3,948** | **4,386** | **4,416** | **4,982** | **3,714** |
| | **Final Net Free Cash – Real** | (ZARm) | **42,523** | **2,117** | **1,991** | **1,899** | **2,009** | **1,927** | **2,070** | **1,470** |

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

**Table 14.7 Sishen Mine: FM in ZAR Nominal Terms (2006 to 2018) – Scenario II**

| STATISTIC | F. Year<br>Project Year | Units | Totals<br>LoM | 2006<br>1 | 2007<br>2 | 2008<br>3 | 2009<br>4 | 2010<br>5 | 2011<br>6 | 2012<br>7 | 2013<br>8 | 2014<br>9 | 2015<br>10 | 2016<br>11 | 2017<br>12 | 2018<br>13 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Production** | | | | | | | | | | | | | | | | |
| | Main Plant Headfeed | (Mt) | **750** | 33.5 | 34.1 | 34.2 | 34.5 | 34.3 | 35.9 | 35.9 | 36.1 | 34.7 | 33.9 | 33.8 | 34.0 | 33.9 |
| | SEP Headfeed | (Mt) | **398** | | 3.4 | 15.3 | 16.7 | 16.7 | 16.7 | 16.7 | 16.7 | 19.2 | 21.7 | 21.7 | 21.7 | 21.7 |
| | Total Headfeed | (Mt) | **1,148** | 33.5 | 37.5 | 49.5 | 51.2 | 51.1 | 52.6 | 52.6 | 52.8 | 53.9 | 55.6 | 55.5 | 55.6 | 55.6 |
| **Sales Volumes** | | | | | | | | | | | | | | | | |
| | **Main Plant** | (Mt) | **623** | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 |
| | – Lump | (Mt) | **317** | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 |
| | – DR | (Mt) | **37** | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 |
| | – DRS | (Mt) | **25** | 1.2 | 1.2 | 1.2 | 1.2 | 1.1 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 |
| | – CS | (Mt) | **64** | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 |
| | – Fine | (Mt) | **180** | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 |
| | **SEP Plant** | (Mt) | **239** | | 2.0 | 9.2 | 10.0 | 10.0 | 10.0 | 10.0 | 10.0 | 11.5 | 13.0 | 13.0 | 13.0 | 13.0 |
| | – Lump | (Mt) | **143** | | 1.2 | 5.5 | 6.0 | 6.0 | 6.0 | 6.0 | 6.0 | 6.9 | 7.8 | 7.8 | 7.8 | 7.8 |
| | – Fine | (Mt) | **95** | | 0.8 | 3.7 | 4.0 | 4.0 | 4.0 | 4.0 | 4.0 | 4.6 | 5.2 | 5.2 | 5.2 | 5.2 |
| | **Total Sales** | (Mt) | **862** | 29.0 | 31.0 | 38.2 | 39.0 | 39.0 | 39.0 | 39.0 | 39.0 | 40.5 | 42.0 | 42.0 | 42.0 | 42.0 |
| **Financial – Nominal** | | | | | | | | | | | | | | | | |
| | **Turnover** | (ZARm) | **270,294** | **7,157** | **7,781** | **8,245** | **8,045** | **8,842** | **9,310** | **9,795** | **10,300** | **11,234** | **12,239** | **12,625** | **12,945** | **13,268** |
| | **Total Working Costs** | (ZARm) | **(134,808)** | **(2,708)** | **(3,042)** | **(3,786)** | **(4,042)** | **(4,189)** | **(4,486)** | **(4,774)** | **(5,099)** | **(5,589)** | **(6,026)** | **(6,295)** | **(6,609)** | **(6,943)** |
| | Distribution Costs[1] | (ZARm) | **(55,341)** | (955) | (1,117) | (1,613) | (1,641) | (1,658) | (1,743) | (1,830) | (1,922) | (2,138) | (2,352) | (2,469) | (2,593) | (2,722) |
| | Mining and Beneficiation Costs | (ZARm) | **(87,257)** | (1,803) | (1,946) | (2,127) | (2,292) | (2,411) | (2,633) | (2,823) | (3,047) | (3,288) | (3,488) | (3,648) | (3,839) | (4,042) |
| | Royalties | (ZARm) | **(3,909)** | | | | (128) | (144) | (151) | (159) | (168) | (182) | (198) | (203) | (207) | (211) |
| | Inventory Adjustment | (ZARm) | **11,699** | 50 | 21 | (45) | 19 | 24 | 42 | 39 | 37 | 18 | 11 | 25 | 29 | 32 |
| | Operating Profit | (ZARm) | **135,486** | 4,449 | 4,739 | 4,459 | 4,003 | 4,654 | 4,824 | 5,021 | 5,201 | 5,645 | 6,213 | 6,330 | 6,336 | 6,325 |
| | Capital Expenditure | (ZARm) | **(14,696)** | (1,718) | (2,223) | (556) | (414) | (999) | (1,346) | (1,450) | (650) | (469) | (417) | (433) | (377) | (467) |
| | Net Change in Working Capital | (ZARm) | **987** | 217 | (69) | 175 | (70) | (119) | (100) | (74) | (2) | (32) | (32) | (48) | (47) | (64) |
| | Tax Liability | (ZARm) | **(34,983)** | (746) | (730) | (1,132) | (1,041) | (1,060) | (1,009) | (1,036) | (1,320) | (1,501) | (1,681) | (1,710) | (1,728) | (1,699) |
| **Scenario II** | | | | | | | | | | | | | | | | |
| | **Final Net Free Cash** | (ZARm) | **86,793** | **2,202** | **1,717** | **2,946** | **2,478** | **2,475** | **2,369** | **2,461** | **3,230** | **3,643** | **4,084** | **4,140** | **4,184** | **4,095** |
| | **Final Net Free Cash – Real** | (ZARm) | **48,743** | **2,202** | **1,635** | **2,672** | **2,140** | **2,036** | **1,856** | **1,837** | **2,295** | **2,465** | **2,632** | **2,541** | **2,446** | **2,280** |

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Scenario II includes Inferred Resources in the LoM Plan, ore from selective mining and ore from stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

**Table 14.8 Sishen Mine: FM in ZAR Nominal Terms (2019 to 2029) – Scenario II**

| STATISTIC | F. Year | Units | Totals | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Project Year | | LoM | 14 | 15 | 16 | 17 | 18 | 19 | 20 | 21 | 22 | 23 | 24 |
| **Production** | | | | | | | | | | | | | | |
| | Main Plant Headfeed | (Mt) | 750 | 33.6 | 37.2 | 35.6 | 35.5 | 34.5 | 36.2 | 36.5 | 35.0 | 15.4 | 0.3 | 1.2 |
| | SEP Headfeed | (Mt) | 398 | 21.7 | 21.7 | 21.7 | 21.4 | 18.6 | 17.9 | 19.4 | 20.5 | 17.0 | 8.0 | 1.9 |
| | Total Headfeed | (Mt) | 1,148 | 55.2 | 58.9 | 57.2 | 56.9 | 53.1 | 54.1 | 55.9 | 55.4 | 32.4 | 8.3 | 3.1 |
| **Sales Volumes** | | | | | | | | | | | | | | |
| | **Main Plant** | (Mt) | 623 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.0 | 29.2 | 29.0 | 12.7 | 0.3 | 1.0 |
| | – Lump | (Mt) | 317 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.7 | 14.8 | 14.7 | 6.5 | 0.1 | 0.5 |
| | – DR | (Mt) | 37 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 1.7 | 0.8 | 0.0 | 0.1 |
| | – DRS | (Mt) | 25 | 1.2 | 1.2 | 1.2 | 1.2 | 1.1 | 1.2 | 1.2 | 1.1 | 0.5 | 0.0 | 0.0 |
| | – CS | (Mt) | 64 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 1.3 | 0.0 | 0.1 |
| | – Fine | (Mt) | 180 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 8.4 | 3.7 | 0.1 | 0.3 |
| | **SEP Plant** | (Mt) | 239 | 13.0 | 13.0 | 13.0 | 12.8 | 11.2 | 10.7 | 11.6 | 12.3 | 10.2 | 4.8 | 1.1 |
| | – Lump | (Mt) | 143 | 7.8 | 7.8 | 7.8 | 7.7 | 6.7 | 6.4 | 7.0 | 7.4 | 6.1 | 2.9 | 0.7 |
| | – Fine | (Mt) | 95 | 5.2 | 5.2 | 5.2 | 5.1 | 4.5 | 4.3 | 4.7 | 4.9 | 4.1 | 1.9 | 0.5 |
| | **Total Sales** | (Mt) | 862 | 42.0 | 42.0 | 42.0 | 41.8 | 40.2 | 39.7 | 40.8 | 41.3 | 23.0 | 5.1 | 2.1 |
| **Financial – Nominal** | | | | | | | | | | | | | | |
| | **Turnover** | (ZARm) | 270,294 | 13,588 | 13,917 | 14,527 | 15,182 | 15,316 | 15,869 | 17,028 | 19,115 | 10,324 | 2,572 | 1,069 |
| | **Total Working Costs** | (ZARm) | (134,808) | (7,268) | (7,656) | (8,037) | (8,361) | (8,501) | (8,729) | (8,849) | (9,333) | (6,608) | (633) | 2,755 |
| | Distribution Costs[(1)] | (ZARm) | (55,341) | (2,858) | (3,001) | (3,151) | (3,291) | (3,281) | (3,383) | (3,695) | (4,265) | (2,725) | (638) | (300) |
| | Mining and Beneficiation Costs | (ZARm) | (87,257) | (4,227) | (4,478) | (4,699) | (4,867) | (5,045) | (5,119) | (4,822) | (4,723) | (4,179) | (3,873) | (3,838) |
| | Royalties | (ZARm) | (3,909) | (215) | (218) | (228) | (238) | (241) | (250) | (267) | (297) | (152) | (39) | (15) |
| | Inventory Adjustment | (ZARm) | 11,699 | 32 | 41 | 41 | 35 | 66 | 23 | (65) | (48) | 448 | 3,917 | 6,908 |
| | Operating Profit | (ZARm) | 135,486 | 6,321 | 6,261 | 6,490 | 6,821 | 6,815 | 7,140 | 8,179 | 9,782 | 3,716 | 1,939 | 3,823 |
| | Capital Expenditure | (ZARm) | (14,696) | (605) | (608) | (804) | (582) | (469) | (107) | | | | | |
| | Net Change in Working Capital | (ZARm) | 987 | (66) | (71) | (88) | (44) | (89) | (12) | 99 | 106 | (135) | (3,892) | 5,444 |
| | Tax Liability | (ZARm) | (34,983) | (1,657) | (1,639) | (1,649) | (1,809) | (1,840) | (2,040) | (2,372) | (2,837) | (1,078) | (562) | (1,109) |
| **Scenario II** | | | | | | | | | | | | | | |
| | **Final Net Free Cash** | (ZARm) | 86,793 | 3,992 | 3,943 | 3,948 | 4,386 | 4,416 | 4,982 | 5,906 | 7,051 | 2,503 | (2,515) | 8,159 |
| | **Final Net Free Cash – Real** | (ZARm) | 48,743 | 2,117 | 1,991 | 1,899 | 2,009 | 1,927 | 2,070 | 2,337 | 2,658 | 898 | (860) | 2,656 |

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Scenario II includes Inferred Resources in the LoM Plan, ore from selective mining and ore from stockpiles. The Inferred Resources reported have had modifying factors applied to them, such as mining losses and dilution, such that they represent headfeed tonnages and grades.

**Table 14.9 Sishen South Project: FM in ZAR Nominal Terms (2006 to 2018)**

| STATISTIC | Units | Totals | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Project Year** | | **LoM** | **1** | **2** | **3** | **4** | **5** | **6** | **7** | **8** | **9** | **10** | **11** | **12** | **13** |
| **Production** | | | | | | | | | | | | | | | |
| Total Headfeed | **(Mt)** | **65** | | 1.3 | 3.2 | 2.7 | 2.4 | 3.4 | 3.0 | 3.2 | 3.0 | 2.7 | 2.7 | 3.0 | 3.0 |
| **Sales Volumes** | | | | | | | | | | | | | | | |
| **Main Plant** | | | | | | | | | | | | | | | |
| – Lump | **(Mt)** | **39** | | 0.3 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 |
| – Fine | **(Mt)** | **25** | | 0.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 |
| **Total Sales** | **(Mt)** | **65** | | 0.6 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 |
| **Financial – Nominal** | | | | | | | | | | | | | | | |
| **Net Revenue** | **(ZARm)** | **22,579** | | 151 | 688 | 657 | 727 | 763 | 804 | 842 | 884 | 932 | 970 | 987 | 1,005 |
| **Total Working Costs** | **(ZARm)** | **(13,881)** | | (149) | (394) | (386) | (414) | (440) | (454) | (480) | (502) | (522) | (553) | (584) | (612) |
| Distribution Costs[(1)] | **(ZARm)** | **(6,480)** | | (32) | (177) | (185) | (193) | (203) | (213) | (223) | (235) | (246) | (259) | (272) | (285) |
| *Mining and Beneficiation Costs* | **(ZARm)** | **(7,092)** | | (118) | (217) | (192) | (210) | (226) | (230) | (244) | (254) | (262) | (281) | (298) | (312) |
| Royalties | **(ZARm)** | **(309)** | | | | (9) | (11) | (11) | (12) | (12) | (13) | (14) | (14) | (14) | (14) |
| Operating Profit | **(ZARm)** | **8,699** | | 1 | 294 | 271 | 313 | 323 | 349 | 362 | 382 | 410 | 416 | 403 | 393 |
| Capital Expenditure | **(ZARm)** | **(1,392)** | (491) | (340) | (50) | (2) | | | (3) | (46) | (81) | (15) | (55) | (84) | |
| Net Change in Working Capital | **(ZARm)** | **(61)** | 40 | (21) | (82) | (2) | (7) | (3) | (4) | | (1) | (11) | | 2 | (8) |
| Tax Liability | **(ZARm)** | **(2,128)** | 142 | 98 | (71) | (78) | (91) | (94) | (100) | (92) | (87) | (115) | (105) | (92) | (114) |
| **Scenario I** | | | | | | | | | | | | | | | |
| **Final Net Free Cash** | **(ZARm)** | **5,118** | **(308)** | **(262)** | **91** | **189** | **215** | **226** | **242** | **224** | **212** | **270** | **257** | **228** | **271** |
| **Final Net Free Cash – Real** | **(ZARm)** | **2,503** | **(308)** | **(250)** | **83** | **163** | **177** | **177** | **180** | **159** | **144** | **174** | **157** | **133** | **151** |

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

Table 14.10 Sishen South Project: FM in ZAR Nominal Terms (2019 to 2029)

| STATISTIC | F. Year<br>Project Year | Units | Totals<br>LoM | 2019<br>14 | 2020<br>15 | 2021<br>16 | 2022<br>17 | 2023<br>18 | 2024<br>19 | 2025<br>20 | 2026<br>21 | 2027<br>22 | 2028<br>23 | 2029<br>24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Production** | | | | | | | | | | | | | | |
| | Total Headfeed | **(Mt)** | **65** | 3.0 | 3.0 | 3.1 | 3.1 | 3.3 | 3.4 | 3.1 | 2.8 | 2.7 | 2.7 | 1.1 |
| **Sales Volumes** | | | | | | | | | | | | | | |
| | **Main Plant** | | | | | | | | | | | | | |
| | – Lump | **(Mt)** | **39** | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 1.8 | 0.7 |
| | – Fine | **(Mt)** | **25** | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 1.2 | 0.5 |
| | **Total Sales** | **(Mt)** | **65** | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 3.0 | 1.2 |
| **Financial – Nominal** | | | | | | | | | | | | | | |
| | **Turnover** | **(ZARm)** | **22,579** | 1,032 | 1,054 | 1,097 | 1,151 | 1,211 | 1,270 | 1,335 | 1,393 | 1,460 | 1,533 | 638 |
| | **Total Working Costs** | **(ZARm)** | **(13,881)** | (642) | (671) | (709) | (731) | (756) | (815) | (865) | (876) | (885) | (1,018) | (422) |
| | Distribution Costs[1] | **(ZARm)** | **(6,480)** | (299) | (314) | (330) | (347) | (364) | (382) | (401) | (421) | (442) | (464) | (193) |
| | Mining and Beneficiation Costs | **(ZARm)** | **(7,092)** | (328) | (342) | (363) | (368) | (375) | (415) | (445) | (435) | (422) | (532) | (220) |
| | Royalties | **(ZARm)** | **(309)** | (15) | (15) | (15) | (16) | (17) | (18) | (19) | (19) | (20) | (21) | (9) |
| | Operating Profit | **(ZARm)** | **8,699** | 389 | 382 | 388 | 421 | 454 | 455 | 470 | 517 | 575 | 515 | 216 |
| | Capital Expenditure | **(ZARm)** | **(1,392)** | (1) | (2) | (67) | (119) | (3) | (19) | (12) | | | | |
| | Net Change in Working Capital | **(ZARm)** | **(61)** | (2) | (2) | 2 | (2) | (16) | (3) | (6) | (9) | (10) | (1) | 86 |
| | Tax Liability | **(ZARm)** | **(2,128)** | (112) | (110) | (93) | (87) | (131) | (127) | (133) | (150) | (170) | (155) | (63) |
| **Scenario I** | | | | | | | | | | | | | | |
| | **Final Net Free Cash** | (ZARm) | **5,118** | **273** | **268** | **229** | **212** | **304** | **307** | **319** | **358** | **395** | **359** | **239** |
| | **Final Net Free Cash – Real** | (ZARm) | **2,503** | **145** | **136** | **110** | **97** | **133** | **128** | **126** | **135** | **145** | **129** | **78** |

(1) Includes all costs incurred in getting the iron ore to the export terminals at the coast.

**Table 14.11 Thabazimbi Mine: FM in ZAR Nominal Terms (2006 to 2010)**

| STATISTIC | F. Year | Units | Totals | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|---|---|
| | Project Year | | LoM | 1 | 2 | 3 | 4 | 5 |
| **Production** | | | | | | | | |
| | Total Headfeed | (Mt) | 14 | 3.0 | 3.0 | 3.0 | 3.0 | 2.4 |
| **Sales Volumes** | | | | | | | | |
| | Lump | (Mt) | 5 | 1.1 | 1.1 | 1.1 | 1.1 | 0.8 |
| | Fine | (Mt) | 7 | 1.4 | 1.4 | 1.4 | 1.5 | 1.2 |
| | **Total Sales** | (Mt) | 12 | 2.5 | 2.5 | 2.5 | 2.5 | 2.0 |
| **Financial – Nominal** | | | | | | | | |
| | **Net Revenue** | (ZARm) | **2,295** | **488** | **477** | **452** | **491** | **386** |
| | **Total Working Costs** | (ZARm) | (1,618) | (358) | (331) | (306) | (337) | (285) |
| | Operating Profit | (ZARm) | 678 | 131 | 146 | 146 | 154 | 101 |
| | Capital Expenditure | (ZARm) | (73) | (28) | (22) | (19) | (4) | |
| | Net Change in Working Capital | (ZARm) | (350) | (66) | (72) | (77) | (100) | (34) |
| | Tax Liability | (ZARm) | (175) | (30) | (36) | (37) | (44) | (29) |
| | **Final Net Free Cash** | (ZARm) | **80** | **7** | **16** | **13** | **7** | **37** |
| | **Final Net Free Cash – Real** | (ZARm) | **71** | **7** | **15** | **12** | **6** | **31** |

Table 14.19 Sishen Mine: Single Parameter NPV Sensitivity at the WACC – Scenario II

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Sensitivity Range – Revenue** | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
| **Sensitivity Range – Total Working Cost** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| **Sensitivity Range – Capital Expenditure** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** |
| Revenue | (1,913) | 6,072 | 14,225 | **23,171** | 32,916 | 43,460 | 54,804 |
| Total Working Cost | 26,989 | 25,716 | 24,444 | **23,171** | 21,898 | 20,626 | 19,353 |
| Capital Expenditure | 24,252 | 23,892 | 23,531 | **23,171** | 22,810 | 22,450 | 22,090 |

Table 14.20 Sishen Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Working Costs) – Scenario II

| **NPV (ZARm)** | | **Revenue Sensitivity** | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
| | **–15%** | 2,465 | 9,896 | 18,043 | 26,989 | 36,734 | 47,279 | 58,622 |
| **Total** | **–10%** | 1,099 | 8,623 | 16,770 | 25,716 | 35,462 | 46,006 | 57,349 |
| **Working** | **–5%** | (317) | 7,349 | 15,497 | 24,444 | 34,189 | 44,733 | 56,076 |
| **Costs** | **0%** | (1,913) | 6,072 | 14,225 | **23,171** | 32,916 | 43,460 | 54,804 |
| **Sensitivity** | **5%** | (3,667) | 4,788 | 12,952 | 21,898 | 31,643 | 42,188 | 53,531 |
| | **10%** | (5,459) | 3,505 | 11,679 | 20,626 | 30,371 | 40,915 | 52,258 |
| | **15%** | (7,252) | 2,208 | 10,407 | 19,353 | 29,098 | 39,642 | 50,985 |

Table 14.21 Sishen Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Capital Expenditure) – Scenario II

| **NPV (ZARm)** | | **Revenue Sensitivity** | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
| | **–15%** | (832) | 7,154 | 15,306 | 24,252 | 33,998 | 44,542 | 55,885 |
| **Capital** | **–10%** | (1,192) | 6,793 | 14,946 | 23,892 | 33,637 | 44,181 | 55,525 |
| **Expenditure** | **–5%** | (1,553) | 6,433 | 14,585 | 23,531 | 33,277 | 43,821 | 55,164 |
| | **0%** | (1,913) | 6,072 | 14,225 | **23,171** | 32,916 | 43,460 | 54,804 |
| | **5%** | (2,274) | 5,712 | 13,864 | 22,810 | 32,556 | 43,100 | 54,443 |
| | **10%** | (2,634) | 5,351 | 13,504 | 22,450 | 32,195 | 42,739 | 54,083 |
| | **15%** | (2,995) | 4,991 | 13,143 | 22,090 | 31,835 | 42,379 | 53,722 |

### 14.7.2 Sishen South Project

Table 14.22 *Sishen South Project:* NPV at Various Discount Factors

| **Discount Factor (%)** | **NPV (ZARm)** |
|---|---|
| 4.00% | 2,763 |
| 8.00% | 1,548 |
| 12.00% | 886 |
| **16.20%** | **489** |
| 20.00% | 270 |
| 24.00% | 122 |
| 28.00% | 23 |

**Table 14.23 Sishen South Project: NPV Sensitivity to WACC**

| Sensitivity (%) | Discount Factor (%) | NPV (ZARm) |
|---|---|---|
| –20.00% | 12.96% | 775 |
| –15.00% | 13.77% | 692 |
| –10.00% | 14.58% | 617 |
| – 5.00% | 15.39% | 550 |
| **0.00%** | **16.20%** | **489** |
| 5.00% | 17.01% | 434 |
| 10.00% | 17.82% | 383 |
| 15.00% | 18.63% | 338 |
| 20.00% | 19.44% | 297 |

**Table 14.24 Sishen South Project: Single Parameter NPV Sensitivity at the WACC**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Sensitivity Range – Revenue** | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
| **Sensitivity Range – Total Working Cost** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| **Sensitivity Range – Capital Expenditure** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** | **(ZARm)** |
| Revenue | (317) | (48) | 220 | **489** | 757 | 1,026 | 1,295 |
| Total Working Cost | 728 | 648 | 568 | **489** | 409 | 329 | 250 |
| Capital Expenditure | 607 | 568 | 528 | **489** | 449 | 410 | 370 |

**Table 14.25 Sishen South Project: Twin Parameter NPV Sensitivity at the WACC (Revenue, Working Costs)**

| NPV (ZARm) | | Revenue Sensitivity | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
| | **–15%** | (78) | 190 | 459 | 728 | 996 | 1,265 | 1,533 |
| **Total** | **–10%** | (158) | 111 | 379 | 648 | 917 | 1,185 | 1,454 |
| **Working** | **–5%** | (237) | 31 | 300 | 568 | 837 | 1,106 | 1,374 |
| **Costs** | **0%** | (317) | (48) | 220 | **489** | 757 | 1,026 | 1,295 |
| **Sensitivity** | **5%** | (397) | (128) | 140 | 409 | 678 | 946 | 1,215 |
| | **10%** | (477) | (208) | 61 | 329 | 598 | 867 | 1,135 |
| | **15%** | (556) | (287) | (19) | 250 | 518 | 787 | 1,056 |

**Table 14.26 Sishen South Project: Twin Parameter NPV Sensitivity at the WACC (Revenue, Capital Expenditure)**

| NPV (ZARm) | | Revenue Sensitivity | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
| | **–15%** | (199) | 70 | 338 | 607 | 876 | 1,144 | 1,413 |
| **Capital** | **–10%** | (238) | 30 | 299 | 568 | 836 | 1,105 | 1,373 |
| **Expenditure** | **–5%** | (278) | (9) | 260 | 528 | 797 | 1,065 | 1,334 |
| | **0%** | (317) | (48) | 220 | **489** | 757 | 1,026 | 1,295 |
| | **5%** | (357) | (88) | 181 | 449 | 718 | 987 | 1,255 |
| | **10%** | (396) | (127) | 141 | 410 | 678 | 947 | 1,216 |
| | **15%** | (435) | (167) | 102 | 370 | 639 | 908 | 1,176 |

Table 14.27 Sishen South Project: Twin Parameter IRR Sensitivity (Revenue, Working Costs)

| IRR (%) | | Revenue Sensitivity | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | –30% | –20% | –10% | 0% | 10% | 20% | 30% |
| | –15% | 13.77% | 21.60% | 28.53% | 35.05% | 41.33% | 47.45% | 53.44% |
| Total | –10% | 11.08% | 19.41% | 26.53% | 33.13% | 39.46% | 45.60% | 51.62% |
| Working | –5% | 8.04% | 17.13% | 24.49% | 31.20% | 37.58% | 43.76% | 49.80% |
| Cost | 0% | 4.39% | 14.71% | 22.40% | **29.24%** | 35.69% | 41.91% | 47.97% |
| Sensitivity | 5% | 0.00% | 12.09% | 20.24% | 27.26% | 33.79% | 40.05% | 46.15% |
| | 10% | 0.00% | 9.16% | 18.00% | 25.24% | 31.87% | 38.19% | 44.32% |
| | 15% | 0.00% | 5.70% | 15.63% | 23.18% | 29.94% | 36.32% | 42.48% |

Table 14.28 Sishen South Project: Twin Parameter IRR Sensitivity (Revenue, Capital Expenditure)

| IRR (%) | | Revenue Sensitivity | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | –30% | –20% | –10% | 0% | 10% | 20% | 30% |
| | –15% | 7.43% | 18.76% | 27.65% | 35.78% | 43.57% | 51.15% | 58.58% |
| Capital | –10% | 6.31% | 17.25% | 25.66% | 33.30% | 40.56% | 47.61% | 54.51% |
| Expenditure | –5% | 5.31% | 15.90% | 23.93% | 31.14% | 37.96% | 44.56% | 51.01% |
| | 0% | 4.39% | 14.71% | 22.40% | **29.24%** | 35.69% | 41.91% | 47.97% |
| | 5% | 3.55% | 13.63% | 21.03% | 27.56% | 33.68% | 39.57% | 45.30% |
| | 10% | 2.78% | 12.65% | 19.79% | 26.05% | 31.89% | 37.49% | 42.93% |
| | 15% | 2.07% | 11.75% | 18.67% | 24.69% | 30.28% | 35.63% | 40.81% |

### 14.7.3 Thabazimbi Mine

Table 14.29 Thabazimbi Mine: NPV at Various Discount Factors

| Discount Factor (%) | NPV (ZARm) |
|---|---|
| 6.00% | 72 |
| 8.00% | 65 |
| 12.00% | 59 |
| **12.25%** | **53** |
| 14.00% | 49 |
| 18.00% | 45 |
| 20.00% | 41 |

Table 14.30 Thabazimbi Mine: NPV Sensitivity to WACC

| Sensitivity (%) | Discount Factor (%) | NPV (ZARm) |
|---|---|---|
| –20.00% | 9.80% | 57 |
| –15.00% | 10.41% | 56 |
| –10.00% | 11.02% | 55 |
| –5.00% | 11.63% | 54 |
| **0.00%** | **12.25%** | **53** |
| 5.00% | 12.86% | 52 |
| 10.00% | 13.47% | 51 |
| 15.00% | 14.08% | 50 |
| 20.00% | 14.69% | 49 |

**Table 14.31 Thabazimbi Mine: Single Parameter NPV Sensitivity at the WACC**

| Sensitivity Range – Revenue | –30% | –20% | –10% | 0% | 10% | 20% | 30% |
|---|---|---|---|---|---|---|---|
| Sensitivity Range – Total Working Cost | –15% | –10% | –5% | 0% | 5% | 10% | 15% |
| Sensitivity Range – Capital Expenditure | –15% | –10% | –5% | 0% | 5% | 10% | 15% |
| | (ZARm) | (ZARm) | (ZARm) | (ZARm) | (ZARm) | (ZARm) | (ZARm) |
| Revenue | (290) | (175) | (61) | **53** | 168 | 282 | 396 |
| Total Working Cost | 178 | 136 | 95 | **53** | 12 | (30) | (71) |
| Capital Expenditure | 57 | 56 | 55 | **53** | 52 | 51 | 49 |

**Table 14.32 Thabazimbi Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Working Costs)**

| NPV (ZARm) | | Revenue Sensitivity | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | –30% | –20% | –10% | 0% | 10% | 20% | 30% |
| | –15% | (165) | (51) | 64 | 178 | 292 | 407 | 521 |
| Total | –10% | (207) | (92) | 22 | 136 | 251 | 365 | 479 |
| Working | –5% | (248) | (134) | (19) | 95 | 209 | 323 | 438 |
| Costs | 0% | (290) | (175) | (61) | **53** | 168 | 282 | 396 |
| Sensitivity | 5% | (331) | (217) | (103) | 12 | 126 | 240 | 355 |
| | 10% | (373) | (258) | (144) | (30) | 84 | 199 | 313 |
| | 15% | (414) | (300) | (186) | (71) | 43 | 157 | 271 |

**Table 14.33 Thabazimbi Mine: Twin Parameter NPV Sensitivity at the WACC (Revenue, Capital Expenditure)**

| NPV (ZARm) | | Revenue Sensitivity | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | –30% | –20% | –10% | 0% | 10% | 20% | 30% |
| | –15% | (286) | (172) | (57) | 57 | 171 | 286 | 400 |
| Capital | –10% | (287) | (173) | (59) | 56 | 170 | 284 | 399 |
| Expenditure | –5% | (288) | (174) | (60) | 55 | 169 | 283 | 397 |
| | 0% | (290) | (175) | (61) | **53** | 168 | 282 | 396 |
| | 5% | (291) | (177) | (62) | 52 | 166 | 281 | 395 |
| | 10% | (292) | (178) | (64) | 51 | 165 | 279 | 394 |
| | 15% | (293) | (179) | (65) | 49 | 164 | 278 | 392 |

## 14.8 Valuation of Mineral Rights and Non-LoM Mineral Resources

The valuation of Mineral Rights and non-LoM Resources are highly subjective and as such cannot be relied upon to the same degree of confidence as that derived from the LoM plans which are supported by Mineral Resource and Mineral Reserve statements. Consequently these should only be considered as indicative and may materially differ based on the assumptions stated therein.

Further in considering the relative contribution of the Mineral Rights and Non-LoM Mineral Resources to the total value of the Material Properties, SRK note that this represents some 3% of the value of Kumba Iron Ore.

SRK has based its review of the Material Properties on information provided by Kumba Iron Ore, along with technical reports by previous owners or explorers of the properties, and other relevant published and unpublished data.

A desktop evaluation of the Exploration Properties was carried out. All reasonable enquiries have been made to confirm the authenticity and completeness of the technical data upon which this report is based.

Some of these projects include more than one mineral title or license, but for the purposes of this valuation the individual projects were taken as single entities.

### 14.8.1 *Exploration Properties – Valuation Methodology*

There are numerous recognised methods applied in valuing "mineral assets". The most appropriate application of the various methods depends on careful consideration of several factors and the Valmin Code 2005 states that: "The Expert and Specialist **must** make use of valuation methods suitable for the Mineral or Petroleum Assets or Securities under consideration. Selection of an appropriate valuation method will depend on such factors as:

- the nature of the Valuation;
- the development status of the Mineral or Petroleum Assets; and
- the extent and reliability of available information."

The Valmin Code 2005 classifies the level of asset development according to the following categories:

- **"Exploration Areas"** are properties where mineralisation may or may not have been identified, but where a Mineral Resource has not been identified.
- **"Advanced Exploration Areas"** are those where considerable exploration has been undertaken and specific targets have been identified that warrant further detailed investigation, usually by drilling, trenching or some form of detailed geological sampling. A Mineral Resource may or may not have been estimated but sufficient work will have been undertaken on at least one prospect to provide a good understanding of the type of mineralisation present and encouragement that further work will elevate the asset (or a part thereof) to the Resource category.
- **"Pre-Development Projects"** refers to properties where Mineral Resources have been estimated (possibly incompletely) but where a decision to proceed with development has not been made. Properties at the early assessment stage, properties for which a decision has been made not to proceed with development, properties on care and maintenance and properties held on retention titles are included in this category if Mineral Resources have been estimated, even if no further valuation, technical assessment or advanced exploration is being undertaken.
- **"Development Projects"** are properties for which a decision have been made to proceed with construction and/or production, but which have not been commissioned or are not operating at design levels.
- **"Operating Mines"** refers to mineral properties which have been commissioned and are in production.

Where previous and future committed exploration expenditures are known, or can be reasonably estimated, the Multiple of Exploration Expenditures ("MEE") method can be applied to derive a cost-based technical value. The method requires establishing a relevant Expenditure Base ("EB") from past and future committed exploration expenditure. A premium or discount is then assigned to the EB through application of a Prospectivity Enhancement Multiplier ("PEM"), which reflects the success or failure of exploration done to date and the future potential of the asset. The basic tenet of this approach is that the amount of exploration expenditure justified on a property is related to its intrinsic technical value. The MEE method is best applicable to Exploration and Advanced Exploration Areas.

Where Comparable Transactions relating to the sale, joint venture or farm-in/farm-out of mineral assets are known, such transactions may be used as a guide to, or a means of, valuation. For a transaction to be considered comparable it should be similar to the asset being valued in terms of location, timing and commodity, and the transaction regarded as of "arm's length". The Comparable Transactions method is best applicable to Exploration and Advanced Exploration areas, and Pre-Development Projects. Its application to more advanced mineral assets is generally restricted to recent sales (whole or part) of the actual assets under consideration.

Where a joint venture agreement has been negotiated, the Joint Venture Terms (or Farm-in/Farm-out) valuation method may be applied. In a typical staged earn-in agreement, the value assigned to each of the various stages can be combined to reflect the total, 100% equity, value. That is, the 100% equity value is the sum of all successive stages of earning in.

The equity stake that the Farminor (buying into the asset) acquires at any earn-in stage of the joint venture is taken as the value of the liquid assets (cash, shares or other considerations) transferred to the Farminee (selling part of the asset), plus the value of committed future exploration expenditure. The value of the future expenditure is commonly discounted (usually at a rate of 10% per annum) to present day value. In the case where the expenditure is discretionary, a range of probabilities (low and high) is applied to reflect the valuer's opinion on the likelihood that the full future expenditure will be concluded.

Pre-development, Development and Mining Projects should have Measured and Indicated Resources estimated, with technical parameters known or reasonably determinable with regard to mining and mineral processing. In such cases, a technical value of the asset can be derived with a reasonable degree of confidence by compiling a DCF and determining the NPV.

Where Mineral Resources are classified in only the Inferred category, reflecting a lower level of confidence and understanding, the application of mining parameters is not practicable and it would be inappropriate to value such resources by applying the DCF/NPV approach. The argument also applies to a mineral asset where economic viability cannot be readily demonstrated for a resource assigned to a higher confidence category (e.g. a feasibility study that shows marginal or sub-economic financial returns). In these instances it is frequently appropriate to adopt the In Situ Resource (or "Yardstick") method of technical valuation for such assets. The In Situ Resource technique involves application of a heavy discount to the value of the total in-situ metal contained within the resource. The actual range varies for different commodities, being typically between 2% and 4.5% for gold and diamonds, and between 0.5% and 3% for base metals (including platinum group elements), but may also vary substantially in response to a range of additional factors such as physiography, infrastructure and the proximity of a suitable processing facility. The depth (and hence cost) of a potential mining operation on the asset is also a determining factor.

Regardless of the technical application of various valuation methods and guidelines, the valuer should strive to adequately reflect the carefully considered risks and potentials of the various projects in the valuation ranges and the preferred values, with the overriding objective of determining the "fair market value".

### 14.8.2 Summary Valuation of Mineral Rights, Exploration Properties and Non-LoM Mineral Resources

The valuation method used links technical knowledge to an appropriate exploration value derived from economic studies of the known deposits. A summary of SRK's valuation based on the current status of technical studies, completed exploration work and an assessment of the prospects for successful addition to the reserves appear in Table 14.34. These probabilities are based on a subjective judgement and the valuations are therefore heavily dependant on these assumptions. All valuation results have been based on the commodity prices and exchange rates as detailed in Section 13 of the CPR.

**Table 14.34 Kumba Iron Ore – Summary Valuation: Mineral Rights, Exploration Properties and Non-LoM Mineral Resources**

| Exploration Asset | Equity | Attributable to Kumba Iron Ore | Lower (ZARm) | Higher (ZARm) | Preferred (ZARm) | Attributable to Kumba Iron Or (ZARm |
|---|---|---|---|---|---|---|
| **Iron Ore** | | | | | | |
| Assen | **100%** | **74%** | 3.3 | 41.0 | 10.0 | 7.4 |
| Kromdraai | **100%** | **74%** | 1.8 | 23.3 | 6.0 | 4.4 |
| Sishen South Phase II | **100%** | **74%** | 93.6 | 740.0 | 400.0 | 296.0 |
| Zandrivierspoort | **50%** | **74%** | 11.0 | 147.0 | 75.0 | 27.8 |
| Falémé | **100%** | **74%** | 63.0 | 849.0 | 80.0 | 59.2 |
| Phoenix | **100%** | **74%** | 18.3 | 240.0 | 120.0 | 88.8 |
| Boven Zeekoebaart | **50%** | **74%** | 1.3 | 18.0 | 3.0 | 1.1 |
| | | | **192** | **2,058** | **694** | **485** |
| **Total Value of Mineral Rights, Exploration Properties and Non-LoM Mineral Resources** | | | **192** | **2,058** | **694** | **485** |

Notwithstanding the above, the indicative valuations ascribed above are ultimately based on an assumption of success that cannot be guaranteed. Further, the realisation of the majority of these exploration properties is unlikely to occur prior to 2010, the base macro-economic assumptions may be considerably more or less favourable which would in turn have a material impact on the valuations as presented.

### 14.9 Valuation Adjustments

The valuation adjustments include the following:

- The value of unallocated corporate expenses. This is based on an assumption of unallocated corporate overheads being ZAR1,042m (in 1 January 2006 money terms). All costs are escalated in accordance with the parameters given in Table 1.2 and Table 1.3, and discounted at the WACC derived for the Material Properties;
- The Net cash position as at 31 December 2005 which is stated as ZAR1,115m; and
- Derivative Instruments totalling some ZAR2m positive which comprise:
  - The mark to market value of interest rate swaps as at 31 *December* 2005 and valued by independent risk and treasury management experts is ZAR2.2m positive; and
  - The mark to market value of currency contracts as at 31 December 2005 and valued by independent risk and treasury management experts is ZAR0.2m negative.

**Table 14.35 Summary of Valuation Adjustments**

| Valuation Adjustments | Units | Sub-total | Total |
|---|---|---|---|
| Unallocated Corporate Expenses | **(ZARm)** | | (1,042) |
| Net cash at 31 December 2005 | **(ZARm)** | | 1,115 |
| Derivative instruments | **(ZARm)** | | 2 |
| Mark-to-market of Interest Rate Swaps at 31 December 2005 | **(ZARm)** | 2.2 | |
| Mark-to-market of Currency Contracts at 31 December 2005 | **(ZARm)** | (0.2) | |
| **Total** | **(ZARm)** | | **75** |

## 15. SUMMARY EQUITY VALUE

### 15.1 Introduction

The following section includes an assessment of the Equity Value of Kumba Iron Ore, which is based on the sum of the parts approach combining: the valuation of the Material Properties as represented by the sum of Enterprise Values, Valuation of Mineral Rights, Exploration Properties, and Non-LoM Resources; the interests in Listed Entities and Valuation Adjustments.

In addition and based on the assumption of 306 million fully diluted ordinary shares for Kumba in issue as at 1 January 2006, SRK has derived an Equity Value per share. The 306 million shares does not take into account the issues of new shares, the *pro rata* repurchase of shares and the proposed issue of management incentive shares by Exxaro on the effective date of the transaction. Details regarding these share issues are contained in the circular to shareholders. Furthermore, SRK notes that the Equity Value as presented is done so in accordance with the Listings Requirements and is not intended to constitute an opinion or recommendation as would normally be expected in terms of a "fair and reasonable" statement.

In addition, SRK has included the results of sensitivity analysis which indicates the impact of sales revenue, operating costs and capital expenditure on the Equity Value and the ratio of share price to Equity Value. These in addition to the results of the various Scenarios are included for comparative purposes and should not be regarded as definitive, but rather an indication of the resultant range given various assumptions.

## 15.2 Equity Values

The following tables show how the equity Kumba Iron Ore were derived:

**Table 15.1 Kumba Iron Ore Equity Value Analysis – Scenario I**

| Valuation Components<br>Enterprise Value | Units<br>(ZARm) | Value of<br>Operation<br>(ZARm) | Attributable<br>(%) | Attributable<br>Value<br>(ZARm) |
|---|---|---|---|---|
| **Iron Ore** | | | | |
| Sishen Mine | (ZARm) | 22,170 | 74% | 16,406 |
| Sishen South Project | (ZARm) | 489 | 74% | 362 |
| Thabazimbi Mine | (ZARm) | 53 | 74% | 39 |
| **Mineral Rights, Exploration Properties and Non-LoM Resources** | (ZARm) | | | **485** |
| **Value of Material Properties** | (ZARm) | | | **17,292** |
| **Valuation Adjustments** | (ZARm) | | | **75** |
| **Equity Value** | (ZARm) | | | **17,367** |
| **Ordinary Shares in Issue on 1 January 2006** | (No) | | | **306,000,000** |
| **Equity Value Per Share** | (ZAR/share) | | | **56.75** |

(1) For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non-LoM Resources; and Valuation Adjustments refer to Table 14.34 and Table 14.35, respectively.

**Table 15.2 Kumba Iron Ore Equity Value Analysis – Scenario II**

| Valuation Components<br>Enterprise Value | Units<br>(ZARm) | Value of<br>Operation<br>(ZARm) | Attributable<br>(%) | Attributable<br>Value<br>(ZARm) |
|---|---|---|---|---|
| **Iron Ore** | | | | |
| Sishen Mine | (ZARm) | 23,171 | 74% | 17,147 |
| Sishen South Project | (ZARm) | 489 | 74% | 362 |
| Thabazimbi Mine | (ZARm) | 53 | 74% | 39 |
| **Mineral Rights, Exploration Properties and Non-LoM Resources** | (ZARm) | | | **485** |
| **Value of Material Properties** | (ZARm) | | | **18,032** |
| **Valuation Adjustments** | (ZARm) | | | **75** |
| **Equity Value** | (ZARm) | | | **18,107** |
| **Ordinary Shares in Issue on 1 January 2006** | (No) | | | **306,000,000** |
| **Equity Value Per Share** | (ZAR/share) | | | **59.17** |

(1) For detail relating to the values ascribed to: Mineral Rights, Exploration Properties and Non LoM Resources and Valuation Adjustments refer to Table 14.34 and Table 14.35, respectively.

## 15.3 Equity Value Analysis

The following tables contain details on the Equity Value for Kumba Iron Ore at various discount factors.

**Table 15.3 Kumba Iron Ore Equity Value Analysis: WACC Sensitivity Analysis – Scenario I**

| Sensitivity (%) | South Africa Discount Factor (%) | Projects Discount Factor (%) | NPV (ZAR/share) |
|---|---|---|---|
| –20.00% | 9.80% | 12.96% | 69.0 |
| –15.00% | 10.41% | 13.77% | 65.6 |
| –10.00% | 11.03% | 14.58% | 62.4 |
| –5.00% | 11.64% | 15.39% | 59.5 |
| **0.00%** | **12.25%** | **16.20%** | **56.8** |
| 5.00% | 12.86% | 17.01% | 54.2 |
| 10.00% | 13.48% | 17.82% | 51.9 |
| 15.00% | 14.09% | 18.63% | 49.7 |
| 20.00% | 14.70% | 19.44% | 47.6 |

**Table 15.4 Kumba Iron Ore Equity Value Analysis: WACC Sensitivity Analysis – Scenario II**

| Sensitivity (%) | South Africa Discount Factor (%) | Projects Discount Factor (%) | NPV (ZAR/share) |
|---|---|---|---|
| –20.00% | 9.80% | 12.96% | 72.9 |
| –15.00% | 10.41% | 13.77% | 69.1 |
| –10.00% | 11.03% | 14.58% | 65.5 |
| – 5.00% | 11.64% | 15.39% | 62.2 |
| **0.00%** | **12.25%** | **16.20%** | **59.2** |
| 5.00% | 12.86% | 17.01% | 56.4 |
| 10.00% | 13.48% | 17.82% | 53.8 |
| 15.00% | 14.09% | 18.63% | 51.4 |
| 20.00% | 14.70% | 19.44% | 49.1 |

## 15.4 Equity Value Sensitivity Analysis

The following tables assess the Equity Value Per Share of Kumba Iron Ore against a single parameter and double parameter sensitivity:

**Scenario I**

**Table 15.5 Kumba Iron Ore: Single parameter Equity *Value Sensitivity at the* WACC – Scenario I**

| **Sensitivity Range – Revenue** | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
|---|---|---|---|---|---|---|---|
| **Sensitivity Range – Total Working Cost** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| **Sensitivity Range – Capital Expenditure** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** |
| Revenue | neg | 14.8 | 34.9 | **56.8** | 80.5 | 106.2 | 133.7 |
| Total Working Cost | 66.6 | 63.3 | 60.0 | **56.8** | 53.5 | 50.2 | 46.9 |
| Capital Expenditure | 59.7 | 58.7 | 57.7 | **56.8** | 55.8 | 54.8 | 53.8 |

**Scenario II**

**Table 15.6 Kumba Iron Ore: Single Parameter Equity Value Sensitivity at the WACC – Scenario II**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Sensitivity Range – Revenue** | **–30%** | **–20%** | **–10%** | **0%** | **10%** | **20%** | **30%** |
| **Sensitivity Range – Total Working Cost** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| **Sensitivity Range – Capital Expenditure** | **–15%** | **–10%** | **–5%** | **0%** | **5%** | **10%** | **15%** |
| | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** | **(ZAR/ share)** |
| Revenue | neg | 16.0 | 36.6 | **59.2** | 83.7 | 110.1 | 138.4 |
| Total Working Cost | 69.3 | 65.9 | 62.5 | **59.2** | 55.8 | 52.4 | 49.1 |
| Capital Expenditure | 62.1 | 61.1 | 60.1 | **59.2** | 58.2 | 57.2 | 56.3 |

## 16. CONCLUDING REMARKS

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Material Properties. The LoM plans for the Material Properties, as provided to and taken in good faith by SRK, have been reviewed and adjusted by SRK where considered appropriate. SRK also note that the impact of any adjustments (both positive and negative) made by SRK to the underlying LoM plans have not been subjected to re-planning.

SRK note the relatively low impact of the valuation of Mineral Rights, Exploration Properties and non-LoM Mineral Resources. The valuation of such assets is a highly subjective and SRK note that a lower level of certainty must be ascribed to this as compared with the Enterprise Values as reported herein.

**Table 16.1 Summary Equity Value: Equity Value for Kumba Iron Ore**

| **Valuation Scenarios** | **Units** | |
|---|---|---|
| Scenario I | **(ZAR/share)** | 56.80 |
| Scenario II | **(ZAR/share)** | 59.20 |

**H G Waldeck**, PrEng
*Partner and Principal Mining Engineer*
SRK Consulting

**Roger Dixon**
*Corporate Consultant*
SRK Consulting

# GLOSSARY OF TERMS, ABBREVIATIONS, UNITS AND CHEMICAL ELEMENTS

## GLOSSARY

| | |
|---|---|
| aeolian | erosion, transport, and deposition of material due to the action of wind at or near the earth's surface |
| alluvial | water transported, sedimentary deposit |
| anticline | arch-shaped fold in rocks, closing upwards, with the oldest rocks in the core |
| antiformal | arch-shaped rock structure, closing upwards, but in which it may not be possible to determine the oldest rocks |
| archaean | that period of geological time prior to 2.5 x 109 years before present, i.e. the earliest part of the pre-Cambrian |
| arcuate | arch like in shape |
| arenaceous | term describing sedimentary rocks with a modal grain size in the sand fraction |
| argillaceous | term describing sedimentary rocks with a modal grain size in the silt fraction |
| assay | the chemical analysis of mineral samples to determine the metal content |
| atomic absorption | an instrumental analytical technique based on the principle that atoms of elements in the ground state are able to absorb radiation of the same characteristic wavelength, as they would normally emit if excited |
| basinal | a basin like depression that may be erosional or structural in origin |
| bayesian | a statistical method that regards parameters of a population as random variables having known probability distribution |
| braided | divergence of stream channels into complex system of smaller channels |
| breccia | coarse angular rock fragments or rubble, may be unconsolidated or cemented |
| capital expenditure | all other expenditures not classified as operating costs |
| carbonaceous | carbon rich |
| channel | watercourse, also in this sense sedimentary material course |
| chert | granular silica |
| clast | rock fragments formed in a sequence of sedimentary rocks |
| co-kriging | kriging using more than one type for sampling data |
| comminution | the term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing |
| composite | combining more than one sample result to give an average result over a larger distance |
| concentrate | a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore |
| conglomerate | detrital sedimentary rock |
| crosscut | a horizontal underground drive developed perpendicular to the strike direction of the stratigraphy |
| crushing | initial process of reducing ore particle size to render it more amenable for further processing |
| cut-off grade | the grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration |

| | |
|---|---|
| decline | a surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards |
| desalination | chemical process of removing salt from contaminated water |
| dextral | right hand displacement on a fault plane |
| diabase | rock type of basaltic composition |
| dilution | waste which is unavoidably mined with ore |
| dip | angle of inclination of a geological feature/rock from the horizontal |
| distal | distant from source |
| downcast | a ventilation system whereby air is forced downwards through a tunnel or shaft, from the point of entry by ventilation fans. |
| drill-hole | method of sampling rock that has not been exposed |
| dyke | thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of weakness |
| epigenetic | feature being described had a separate genesis to the host material |
| exhalative | derived from the release of gases or brines from deep in the earth's crust |
| extensional faults | faulting resulting in the extension of the earth's crust |
| extrusion | rock solidified from magma on the earth's surface |
| facies | a rock unit defined by its composition, internal geometry and formation environment |
| fault | the surface of a fracture along which movement has occurred |
| filtration | process of separating usually valuable solid material from a liquid |
| fine/s | iron ore in a powder like form |
| flotation | the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. the gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material |
| fluvial | pertaining to the processes and actions of a river/stream |
| flux | substance used to promote the melting of another substance to which it is added |
| fold | plastic deformation of previously horizontal rock strata |
| footwall | the underlying side of an orebody or stope |
| gangue | non-valuable components of the ore |
| graben | a block of rock that lies between two faults and has moved downward to form a depression between the two adjacent fault blocks. See also horst |
| grade | the measure of concentration of gold within mineralised rock |
| granitoids | a term used to encompass granitic rock types |
| hangingwall | the overlying side of an orebody or slope |
| haulage | a horizontal underground excavation which is used to transport mined ore |
| horst | a block of rock that lies between two faults and has moved upward relative to the two adjacent fault blocks. See also graben |
| hydrocyclone | a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials |
| hydrothermal | process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or features |
| igneous | primary crystalline rock formed by the solidification of magma |

| | |
|---|---|
| Indicated Mineral Resource | that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. it is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. the locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed |
| Inferred Mineral Resource | that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. it is inferred from geological evidence and assumed but not verified geological and/or grade continuity. it is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability |
| intercalated | existing or introduced between layers of a different type |
| intrusive | pertaining to rocks formed by the injection of magma into pre-existing rock and solidified by cooling beneath the surface |
| inverse distance | interpolation method of assigning values from samples to blocks based on the distance of the samples to the block centroid |
| Iscor | the Iron and Steel Corporation Limited |
| isoclinal folding | a fold in which the two limbs are parallel |
| karst towers | remnant pinnacles of limestone following weathering of the surrounding rock |
| kriging | an interpolation method of assigning values from samples to blocks that minimises the estimation error |
| lenticular | in the form of elongated lenses |
| level | horizontal tunnel the primary purpose is the transportation of personnel and materials |
| lineament | a large-scale linear feature which expresses itself in terms of topography, which is in itself an expression of underlying structural features |
| listric | a curved extensional fault which charasterically flattens at depth |
| lithological | geological description pertaining to different rock types |
| log-kurtosis | statistical parameter describing the peakedness of the curve of the log-frequency distribution of the population |
| log-mean | arithmetic average of the log values of the population |
| lognormal | term applied to a population whose distribution approximates to normality when the logarithms of the values are taken |
| log-skewness | statistical parameter describing the asymmetry of the curve of the log-frequency distribution of the population |
| log-variance | the square of the standard deviation of the log values of the population |
| LoM Plans | life-of-mine plans |
| longwall mining | a mining method which incorporates breast mining over large continuous spans without the use of pillars |
| lump | lumpy iron ore |
| macro-kriging | type of kriging used for long range estimation where sampling information is sparse |
| mafic | applied to any igneous rock that has a high proportion of pyroxene and olivine |
| Material Properties | operating properties as defined in Section 1.1 |
| Measured Mineral Resource | that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. it is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. the locations are spaced closely enough to confirm geological and grade continuity |
| mesozoic | era of geological time between 240 x 106 and 63 x 106 years ago |

| | |
|---|---|
| metamorphism | structural and/or chemical alteration of rocks and minerals by heat, pressure and/or chemical processes |
| metasediments | metamorphosed sedimentary rock |
| milling | a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product |
| Mine, Health and Safety Act | Mine, Health and Safety Act, 29 of 1996 |
| mineral/mining lease | a lease area for which mineral rights are held |
| Mineral Reserve | the economically mineable material derived from a measured and/or indicated mineral resource. it is inclusive of diluting materials and allows for losses that may occur when the material is mined. appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. these assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserve |
| Mineral Resource | a concentration (or occurrence) of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. the location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. mineral resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into inferred, indicated and measured categories |
| mineral rights | a right or any share therein acquired, in terms of the Minerals Act to any right to dig or mine |
| Minerals Act | the Minerals Act, 50 of 1999 |
| mining assets | the material properties and significant exploration properties as defined in Section 1.1 |
| mining authorisation | any authorisation issued in terms of the Minerals Act |
| Mittal Steel | Mittal Steel South Africa Limited |
| normal fault | fault in which the hangingwall moves downward relative to the footwall |
| nugget effect | a measure of the randomness of the grade distribution within a mineralised zone |
| on-going capital | capital estimates of a routine nature which are necessary for sustaining operations |
| oolitic | composed largely of sub-spherical, sand sized, carbonate particles that have concentric rings of calcium carbonate surrounding a nucleus of another particle |
| ordinary kriging | a common type of kriging used when sampling information is relatively dense |
| ore reserve | see mineral reserve |
| palaeo strandlines | an ancient shoreline where the relative positions of land and water remain stable long enough for features to form |
| palaeocurrent | ancient water course direction |
| palaeotopographic | pertaining to ancient topography |
| palaeozoic | the era ranging in time from 600 – 230 million years ago |
| petrographic | systematic description and interpretation of rock textures and mineralogy in thin section |
| pillar | rock left behind to help support the excavations in an underground mine |
| placer | concentration of heavy minerals in a fluvial system |
| pleistocene | a period of time which is a sub-division of the tertiary |
| pliocene | a period of time which is a sub-division of the tertiary |
| polymictic | describing clastic sedimentary rock composed of a variety of fragment types |
| pre-Cambrian | that period of time from the consolidation of the earth's crust to the base of the palaeozoic |

| | |
|---|---|
| pre-concentration | processing of the ore, usually screening, before treatment at the plant |
| Probable Mineral Reserve | the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified |
| project capital | capital expenditure which is associated with specific projects of a non-routine nature |
| proterozoic | era of geological time between 2.5 x 109 and 570 x 106 years ago |
| Proved Mineral Reserve | the economically mineable material derived from a measured mineral resource. it is estimated with a high level of confidence. it is inclusive of diluting materials and allows for losses that may occur when the material is mined. appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified |
| proximal | near to a source |
| quartzite | metamorphic rock composed of quartz |
| remnant | ore blocks left behind as a result of the underground mining method |
| restructuring | the restructuring of the mining assets of Iscor Limited |
| reverse/thrust fault | fault in which hangingwall moves upwards relative to the footwall |
| ring dyke method | a method of depositing tailings material |
| Sasol | Sasol Limited |
| SAMREC Code | South African Code for reporting of Mineral Resources and Mineral Reserves |
| sedimentary | pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks |
| SEP | Sishen Expansion Project |
| shaft | an opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste |
| significant | the exploration properties of kumba as tabulated in Table 1.2 |
| sill | a thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness |
| simple kriging | a type of kriging, which uses a known area mean value as well as sample values |
| sinistral | left hand displacement on a fault plane |
| Sishen Iron Ore | Sishen Iron Ore Company (Proprietary) Limited |
| Sishen Mine | Sishen Iron Ore Mine |
| smelting | a high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase |
| SRK Group | SRK Global Limited |
| stope | underground void created by mining |
| stratigraphy | study of stratified rocks in terms of time and space |
| strike | direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction |
| subcrop | describing a rock stratum that unconformably underlies another rock stratum |

| | |
|---|---|
| sub-vertical shaft | an opening cut below the surface downwards from an established surface shaft |
| sulphide | sulphur bearing mineral |
| supergene enrichment | re-precipitation of sulphides and oxides by descending acidic groundwater which has leached the surface zone of an ore deposit |
| surface sources | ore sources, usually dumps, tailings dams and stockpiles, located at the surface |
| syncline | concave fold in stratified rock in which the strata dip down to meet in a trough |
| syngenetic | feature being described had a common genesis as its host material |
| tailings | finely ground waste rock from which valuable minerals or metals have been extracted |
| tectonism | deformation within the earth's crust and its consequent structural effects |
| tertiary | the period in time which elapsed between 65 million years ago and the present |
| tertiary shaft | an opening cut below the surface downwards from an established sub-vertical shaft |
| Thabazimbi Mine | Thabazimbi Iron Ore Mine |
| the Mine, Health and Safety Act | the Mine, Health and Safety Act, 29 of 1996 |
| the Minerals Act | the Minerals Act, 50 of 1991 |
| thickening | process of concentrating solid particles in suspension |
| thrust fault | see reverse fault |
| total cash costs | all total cash costs are based on public quoted nominal production costs, include retrenchment costs, rehabilitation costs, corporate costs, by-product credits for silver, sundry revenues, and exclude amortisation costs and inventory changes |
| total expenditure | all expenditures, including those of a operating and capital nature |
| Transnet | Transnet Limited |
| trust fund | a fund required by law to be set up, to which annual contributions are paid so that the remaining environmental liability of the operation is covered |
| unconformity | buried erosion surface separating two rock masses; older exposed to erosion for long interval of time before deposition of younger |
| upcast | a ventilation system whereby air is drawn upwards through a tunnel or shaft, from the point of entry by ventilation fans |
| variogram | statistical representation of the characteristics (usually grade) |
| virgin ground | ground that has had no previous mining activity within it |
| vitrinite | a maceral, or petrological unit of coal, analogous to a mineral in non-organic rock |

## UNITS

| | |
|---|---|
| bar | a unit for measuring pressure |
| cm | a centimetre |
| cmg/t | a centimetre gramme per tonne – a measure of metal accumulation |
| g | grammes |
| g/cc | grammes per centi-litre |
| g/t | grammes per metric tonne – gold concentration |
| Ha | a Hectare |
| hrs | hours |
| k | one thousand units |
| kg | a kilogram |
| km | a kilometre |
| koz | a thousand ounces |
| kt | a thousand metric tonnes |
| ktpm | a thousand metric tonnes per month |
| m | a metre |
| $m^2$ | a square metre – measure of area |
| $m^3$ | a cubic metre |
| mm | a millimetre |
| Moz | a million troy ounces |
| mpa | metres per annum |
| $ms^{-1}$ | metres per second |
| Mt | a million metric tonnes |
| Mtpa | a million metric *tones per annum* |
| MW | a million watts |
| oz | a fine troy ounce equalling 31.10348 grammes |
| pa | per annum |
| Pa | a Pascal – a measure of pressure |
| pHa | per Hectare |
| s | a second |
| t | a metric tonne |
| tpa | metric tonne per annum |
| tpd | metric tonne per day |
| tpm | metric tonne per month |
| $tm^{-3}$ | density measured as metric tonnes per cubic metre |
| tw : to | Total waste to Total Ore |
| USDm | a million United States Dollars |
| USD | United States Dollar |
| USD/oz | United States Dollars per fine troy ounce |
| USD/t | United States Dollars per tonne |
| USc/lb | United States cents per pound |
| ZAR | South African Rand |
| ZARm | South African Rand million |
| ZAR/t | Rand per tonne |
| ° | degrees |
| °C | degrees centigrade |
| ′ | *minutes* |
| % | percentage |

## CHEMICAL ELEMENTS

| | |
|---|---|
| $Al_2O_3$ | Aluminium oxide |
| Ba | Barium |
| CaO | Calcium oxide |
| FeO | Iron oxide |
| $K_2O$ | Potassium oxide |
| MgO | Magnesium oxide |
| MnO | Manganese oxide |
| $Na_2O$ | Sodium oxide |
| $P_2O_5$ | Phosporous oxide |
| S | Sulphur |
| Sr | Strontium |
| $TiO_2$ | Titanium oxide |
| $55\% < Fe < 60\%$ | Iron content between 55% and 60% |

# SIOC SHAREHOLDERS' AGREEMENT

## 1. Salient features

**1.1** The ordinary shares in the share capital of SIOC ("Ordinary Shares") shall be held as follows: Kumba Iron Ore: 74%; Exxaro: 20%; SIOC Community Development SPV: 3% and SIOC ESPS Trust: 3%.

**1.2** There will be a minimum of five and a maximum of seven directors on the board of directors of SIOC ("the Board"). For a period of 10 years after the implementation of Kumba Resources empowerment transaction (or a shorter period, where Anglo American plc (being ASAC (on its own behalf) and/or ASAC on behalf of an indirectly owned subsidiary of Anglo American plc) is satisfied that the equity credits required for the purposes of the Mining Charter and arising out of the Kumba Resources empowerment transaction are secure) ("the Final Date"): (i) provided Kumba Iron Ore holds 74% or more of the Ordinary Shares, Kumba Iron Ore shall be entitled to appoint five directors to the Board and (ii) SIOC Community Development SPV, SIOC ESPS Trust and Exxaro shall be entitled to, collectively, appoint two directors to the Board, provided that for so long as Exxaro holds 20% of the Ordinary Shares, it shall be entitled to appoint one of the two directors. After the Final Date, for each complete 14% of the Ordinary Shares held by a Shareholder, such Shareholder shall be entitled to appoint one director to the Board.

**1.3** In relation to Board decisions, each director has one vote. The chairperson of the Board does not have a casting vote.

**1.4** In relation to shareholders' decisions, each Ordinary Share carries one vote. Shareholder decisions are taken by a simple majority of votes, subject to the provisions of the Companies Act.

**1.5** Each of SIOC Community Development SPV, SIOC ESPS Trust and Exxaro are subject to HDSA lock-in provisions which apply until the Final Date. In addition, the SIOC Community Development Trust (a broad-based empowerment trust established for the benefit of the communities around SIOC mines and which owns the shares in the SIOC Community Development SPV) is subject to similar HDSA lock-in provisions.

**1.6** If a Shareholder wishes to dispose of its Ordinary Shares, it is first obliged to follow the pre-emptive rights procedure in favour of the remaining Shareholders.

**1.7** Kumba Iron Ore is entitled to freely transfer its Ordinary Shares to any associate of Kumba Iron Ore. Exxaro is entitled to freely transfer its Ordinary Shares to a wholly-owned subsidiary of Exxaro provided that such wholly-owned subsidiary is an HDSA and the transfer does not adversely affect SIOC's equity credits under the Mining Charter.

**1.8** If: (i) a Shareholder is wound up, de-registered or compromises with its creditors or (ii) the SIOC Community Development SPV and/or the SIOC Community Development Trust or SIOC ESPS Trust or Exxaro breach their HDSA lock-in obligations under the agreement and fail to remedy the breach within timeframes set out in the Agreement, there will be a forced sale of Ordinary Shares of the relevant Shareholder at market value.

**1.9** The agreement makes provision for the tag-along and come-along rights of the Shareholders. The tag along clause provides that if (having gone through the pre-emptive rights process) a shareholder offers to sell 50% or more of the shares in the Company to a third party, such Shareholder must procure that the third party makes the same *pro rata* offer to acquire the shares of the remaining Shareholders. This clause does not apply to Kumba Iron Ore until the Final Date, except where the third party to whom the offer of more than 50% of the shares in the Company is made is an HDSA. The come along clause provides that if a third party offers to acquire all of the shares in the Company and Shareholders holding 50% or more of such shares wish to accept the offer, the remaining Shareholders must also do so on the same terms (subject to the pre-emptive rights process being followed).

**1.10** Should the Board decide that funding is required by the Shareholders such funds shall be raised either as shareholders loans or by way of a rights offer to Shareholders or one or both shareholder loans and/or rights offer, provided that a rights offer may only be utilised after the Final Date.

**1.11** Prior to the Final Date, provision is made for disproportionate Senior Loan Funding by any Shareholder. The Senior Loan Funding is advanced on a sliding scale rate, increasing with reference to the amount and the term of the funding.

**1.12** Any Senior Loans may, at the instance of the Senior Loan Provider, be capitalised into Ordinary Shares, at fair market value, if, after the end of the 10th year following the effective date of the agreement (or the Final Date, where the Final Date occurs earlier), SIOC and the Senior Loan Provider are unable to agree the terms of the continued provision by the Senior Loan Provider of any Senior Loan and/or the remaining Shareholders do not provide additional *pro rata* funding to SIOC so as to eliminate the disproportionality in funding.

**1.13** Until the Final Date, SIOC Community Development SPV and SIOC ESPS Trust have no obligation to provide additional funding to SIOC.

**1.14** After the Final Date, Shareholders are required to fund *pro rata* to their shareholding in SIOC. Any Shareholder not providing its *pro rata* portion of funding will be diluted.

**1.15** In the event of Kumba Iron Ore wishing to pursue a corporate opportunity within South Africa which competes with the business of SIOC and the target company which is the subject of the corporate opportunity requires to be empowered, Kumba Iron Ore is obliged to present the corporate opportunity to SIOC to enable SIOC to determine whether it wishes to participate in such corporate opportunity. Should SIOC elect not to participate in such corporate opportunity or SIOC is unable to fund the corporate opportunity from its own resources, borrowings from banks or shareholder loans (80% Kumba Iron Ore: 20% Exxaro), Kumba Iron Ore will be free to pursue the opportunity, provided where the corporate opportunity is contiguous to the Sishen Complex or forms part of or is contiguous to the Sibelo Project Area( as defined in the Agreement), then notwithstanding that SIOC is unable to fund the corporate opportunity as aforesaid, Kumba Iron Ore shall be obliged to offer such corporate opportunity to SIOC.

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